1/12

09045103

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Unicharm Corp

PROCESSED JAN 21 2009 THOMSON REUTERS

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04985 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
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OICF/BY: dew

DAT : 1/13/09

PaulHastings

RECEIVED

2009 JAN 12 A 9:07

Paul Hastings • Gaikokuho Kyodo Jigyo
34F Ark Mori Bldg., P.O. Box 577
1-12-32, Akasaka, Minato-Ku, Tokyo 107-6034 Japan
telephone 81 3 6229 6100 facsimile 81 3 6229 7100 www.paulhastings.com

Atlanta
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+81-3-6229-6003
kenjuwatanabe@paulhastings.com

January 8, 2009

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Exemption Pursuant to Rule 12g3-2(b) for
Unicharm Corporation (the "Issuer"): File No. 82-4985

Dear Sir or Madam:

On behalf of the Issuer, we hereby furnish an English language version or translation of information required to be furnished pursuant to Rule 12g3-2(b)(iii) as set forth in EXHIBIT A hereto.

The enclosed information and documentation are furnished on the understanding that such information and document will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Issuer is subject to the Act.

In the event of any questions or requests for additional information please do not hesitate to contact me, Kenju Watanabe, at Paul, Hastings, Janofsky & Walker LLP, Ark Mori Tower 34/F, Akasaka 1-12-32, Minato-ku, Tokyo, 107-6034, Japan (telephone +81-3-6229-6003/ facsimile +81-3-6229-7003).

Kindly acknowledge your receipt of this letter and the disclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same in the enclosed return envelope.

Very truly yours,

Kenju Watanabe

Kenju Watanabe
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

EXHIBIT A

1. Notice regarding Ending Retirement Bonus System for Corporate Officers
2. Regarding Thinking and Planning for Reduction of Investment Units
3. Annual Report
4. Corrected Financial Report – No. 48
5. 2nd (Interim) Financials Flash Report, March 2008 Fiscal Year
6. Interim Report – No. 48
7. Notice Regarding Decision of Matters Regarding Acquisition of Company Shares
8. 3rd Quarter Financial and Business Performance Flash Report, March 2008 Fiscal Year
9. Company Share Purchase Status Report
10. Notice Regarding Buyback of Shares through ToSTNeT-3
11. Notice Regarding Acquisition Result of Buyback of Shares through ToSTNeT-3
12. Company Share Purchase Status Report
13. Company Share Purchase Status Report
14. 4th Quarter Flash Report, Marc h 2008 Fiscal Year
15. Regarding Thinking and Planning for Reduction of Investment Units
16. Notice regarding Move of Representative Director
17. Financial Report – No. 48 Period
18. 1st Quarter Flash Report, March 2009 Fiscal Year
19. 1st Quarter Report – No. 49 Period
20. Annual Report
21. Press Release regarding purchase of APPP Parent Pty Limited and six subsidiaries
22. Notice Regarding Buyback of Shares through ToSTNeT-3
23. Notice Regarding Acquisition Result of Buyback of Shares through ToSTNeT-3
24. Company Share Purchase Status Report
25. 2nd Quarter Report - No. 49 Period

1. Notice regarding Ending Retirement Bonus System for Corporate Officers

May 28, 2007

Company Name: Unicharm Corporation
Representative: Takahisa Takahara, President and CEO
(Code Number: 8113; First Section of the Tokyo Stock Exchange)
Inquiries: Atsushi Iwata, Executive Officer
(Tel: +81-3-6722-1019)

Notice on Abolition of Retirement Benefit Program for Directors

Unicharm Corporation (the "Company") hereby announces that the Company resolved at a meeting of the Board of Directors held on May 28, 2007 to abolish the retirement benefit program for its directors.

1. Abolition of the retirement benefit program for directors
   The Company will abolish the retirement benefit program for its directors at the conclusion of the 47th ordinary general meeting of shareholders, which is scheduled to be held on June 26, 2007. The retirement benefits up to that date will be granted as final payment. The Company plans to make the final payment when the directors subject to the payment retire from their office, after obtaining approval of the 47th ordinary general meeting of shareholders.

2. Reason for abolition
   To shift to a flexible remuneration system more closely linked with performance, by abolishing the current retirement benefit program for directors that rewards directors afterwards for their services offered during their tenures.

2. Regarding Thinking and Planning for Reduction of Investment Units

June 29, 2007

Company Name: Unicharm Corporation
Representative: Takahisa Takahara, President and CEO
(Code Number: 8113; First Section of the Tokyo Stock Exchange)
Inquiries: Atsushi Iwata, Executive Officer and
General Manager of the Accounting Department
(Tel: +81-3-3451-5111)

Thinking behind Policies on Reduction of Investment Unit

1. Ideas about reduction of investment unit

   The Company regards an increase in the number of individual shareholders and better liquidity of shares as important managerial challenges and has been pushing forward with measures to achieve these targets. The Company lowered the equity investment unit from 1,000 shares to 100 shares on August 1, 1997 to establish an environment that makes it easier for more investors to invest in shares of the Company.

2. Policies on reduction of investment unit

   The Company will continue to take various measures, with its eye on the trends in the market, in order to further revitalize circulation of its shares and expand its investor base.

3. Annual Report (2007)



Unicharm Corporation
Annual Report 2007
Year Ended March 31, 2007

unicharm
NOLA&DOLA

Aiming for a 10% Global Market Share

Since its founding in 1961, Unicharm Corporation has carefully nurtured a corporate culture based on the management philosophy of becoming "Number One" by continually doing its best. To this end, we have consistently delivered customer-oriented materials and products and worked to enhance product application supporting people's lives everywhere.

Our mission is to provide the best products and services to people of all ages from infants to the elderly. We are striving to position ourselves as a category leader in high-growth markets by actively expanding into new areas (particularly in Asia) and delivering a product lineup in tune with customer needs and the regions in which we operate. In this manner, we aim to acquire a 10% global market share.

Unicharm Ideals

- WE contribute to creating a better life for humankind by offering only the finest products and services to the customer, both at home and abroad.
- WE strive to pursue correct corporate management principles which bring together corporate growth, well-being among associates and fulfill our social responsibilities.
- WE bring forth the fruits of cooperation based on integrity and harmony, by respecting the independence of the individual, and striving to promote the Five Great Pillars.



Beliefs and Pledges
• Pledge to the Customers
• Pledge to Our Shareholders
• Pledge to Business Partners
• Pledge to the Associates
• Pledge to Society
Unicharm Ideals
Beliefs and Pledges
Five Great Pillars
Five Great Pillars
• Creativity & Innovation
• Ownership
• Spirit of Challenge
• Leadership
• Fair Play

Contents

Note: Unless otherwise specified, years referred to throughout this report represent fiscal years ended March 31.

IMPORTANT NOTE ON FORWARD-LOOKING STATEMENTS

Statements made in this annual report with respect to Unicharm's current plans, estimates, forecasts and strategies are forward-looking statements representing the considered opinion of top management, and based on information and data available at the time of production. For these reasons, Unicharm cautions against the use of these statements as the sole foundation of forecasts of the Company's future performance. A number of important factors influencing Unicharm's business activities have the potential to cause wide variations between these statements and actual future results.

Fiscal 2007 Highlights

1.

Overseas sales grew 38% year on year while operating income achieved record growth, at 59% year on year

Unicharm took steps toward a new earnings-driven growth stage while accelerating the expansion of sales in the Middle East and the Company's four focus markets in Asia.



SOFY
©DISNEY

2.

Redoubled efforts help sustain high-growth momentum in the health care business's domestic growth fields

Unicharm launched a new light incontinence pad product to meet the needs of a growing market segment of healthy individuals with incontinence concerns. A stronger lineup of nighttime protection products also helped maintain high growth in the health care business.



さわやかパッド

3.

Pet care business sales grew 12%, while operating income expanded by a high 17% margin year on year

Unicharm made a full-scale entry into the moist cat food and dog treat markets while achieving significant growth in its pet toiletries business by strengthening products to meet the needs of the growing number of indoor pets and their owners.



4.

Unicharm promoted a premium product category shift by offering higher-value-added baby and child care products domestically

The Company moved into the premium value market by enhancing product functions to fulfill the needs of both premium value product users, with the *Moony* and *Moonyman* lineups, and economy value product users, with *Mamy Poko* and *Mamy Poko Pants* products.



©DISNEY

CONSOLIDATED	Millions of yen 2007	2006	2005	Thousands of U.S. dollars 2007
FOR THE YEAR:				
Net sales	¥ 301,880	¥ 270,380	¥ 246,051	$2,558,305
Operating income	29,930	28,531	27,285	253,644
Net income	15,059	15,288	16,382	127,619
Capital expenditure	21,307	13,609	13,787	180,568
Depreciation	13,185	13,063	12,330	111,737
R&D expense	4,332	4,018	3,747	36,712
AT YEAR-END:				
Total equity	¥ 177,049	¥ 151,183	¥ 137,697	$1,500,415
Total assets	268,763	250,355	215,365	2,277,653
PER SHARE DATA:	Yen			U.S. dollars
Net income	¥ 232.31	¥ 229.34	¥ 244.25	$ 1.97
Cash dividends applicable to the year	44.0	32.00	30.00	0.37

Note: The U.S. dollar amounts in this report are given for convenience only and represent the translation of Japanese yen at the rate on March 31, 2007 of ¥118 = US$1.

To Our Shareholders



Applause for a Year Marked by Revenue Expansion in Growth Businesses and Record-High Net Sales

Net Sales


(Millions of yen)
300,000
200,000
100,000
0
2003
2004
2005
2006
2007

2003	2004	2005	2006	2007
223,189	240,110	248,051	270,380	301,880

Fiscal 2007 Performance Overview

Sales

In fiscal 2007, the year ended March 31, 2007, Unicharm continued to work toward achieving its Global 10 medium-term management vision, focusing on raising profitability in overseas businesses, while being driven by growth in the domestic health and pet care divisions. In addition, determined to strengthen the Company's baby and child care and feminine businesses in Japan, we introduced a wide range of new, high-value-added products. Reflecting these efforts, consolidated net sales in fiscal 2007 reached an all-time high of ¥301.9 billion, rising ¥31.5 billion, or 11.7%, compared with the previous fiscal year. Sales within Japan increased ¥5.2 billion, or 2.6%, to ¥206.9 billion. At the same time, we achieved increases in revenues at all overseas subsidiaries. Sales in Asia, encompassing Thailand, Indonesia, Singapore, China, and Korea, were exceptionally high, reaching ¥56.6 billion, a 31.1%, or ¥13.4 billion, surge year on year. Sales in other overseas regions were likewise bullish, with steady sales in Europe and significantly expanded sales in the Middle East and North Africa, resulting in a ¥12.8 billion, or 50.2%, jump to ¥38.3 billion. Accounting for these factors, sales to outside customers by overseas subsidiaries amounted to ¥95.0 billion, growing ¥26.3 billion, or 38.2%, to comprise 31.5% of consolidated net sales.

Operating Income and Net Income

Income in fiscal 2007 also trended positively thanks to ongoing cost-reduction measures and expanded revenue and profit in growth-area businesses, which effectively offset high raw material costs and the impact of increases in advertising and sales expenses incurred to bolster the Unicharm brand and Company competitiveness. As a result, operating income rose by ¥1.4 billion, or 4.9%, to ¥29.9 billion. Net income, however, dropped slightly, by ¥0.2 billion, or 1.5%, compared with fiscal 2006, to ¥15.1 billion.

Strategic Priorities for Fiscal 2008

Looking ahead, the domestic market environment in fiscal 2008 is expected to remain uncertain, despite continued stability in corporate performance and consumer spending. Rather, this uncertainty is a reflection of concerns surrounding inflated raw material costs, Japan's declining birthrate and aging society, and intensifying competition caused by maturing markets. In overseas markets, competition between global brands is expected to become even more fervent as a result of expanding global markets.

It is against this background that Unicharm is striving to fulfill its Global 10 vision to become Asia's No. 1 company in nonwoven fabric and absorbent materials, acquire a 10% global market share, and be placed among the industry's top-three companies worldwide in both name and performance. As we advance toward these goals, we will work to improve profitability in mature markets and aggressively promote revenue and business expansion in growth markets.

The basic Global 10 strategy is to obtain an overwhelming market share in Japan, China, Thailand, Indonesia and Taiwan by developing processes and fostering human resources that facilitate cost structure reform and the strengthening of products, sales channels and communication with customers.

Strategic Priorities Overseas

In Asia, particularly in China, Thailand, Indonesia and Taiwan, we will promote strategies that reinforce our dominance in the market with the goal of attaining an overwhelming market share. We will promote development of high-value-added products such as premium segment pants-type and tape-type disposable diapers in the baby and child care business, in addition to nighttime-use and slim-design napkins in the feminine care business. Looking specifically at China, Unicharm will target profit expansion by concentrating on positioning the baby and child care business in the premium and mid-range market categories and the feminine care business in the growth-market area of nonwoven fabrics. In Thailand, we will focus on expanding the already dominant share held by our baby and child care business by bolstering *Mamy Poko* and *Mamy Poko Pants* products. Moreover, regarding the feminine care business, we will target steady growth, while promoting a shift into the premium market category. Our goal in the Indonesian market is to attain a No. 1 share in both the feminine care and baby and child care markets by promoting greater brand awareness of our feminine care brand and further saturating the market with disposable diapers for children. In Taiwan's mature markets, we plan to increase our market share by improving upon our high-value-added products.

We will likewise continue with efforts to expand sales in Vietnam and Saudi Arabia following the commencement of sanitary napkin manufacturing operations in those countries in April and February 2007, respectively.

Strategic Priorities in Japan

In the growth area of health care, Unicharm responds to the intricate needs of consumers with its vast lineup of new developments. As we strive to outpace the market expansion, we are redoubling efforts to educate the public about continence issues with respect to the efficacy of our continence rehabilitation system. Furthermore, our release of *Lifree Absorbent Slim Wear*™ and *Lifree Men's Guard Slim* are generating a new market in the high-growth area of healthy incontinence products.

In our pet care business, we will continue to develop new markets and products to meet consumers' pet care needs in line with current trends. Specifically, we will enhance sales promotion efforts for products that respond to the four biggest concerns of pet owners, which are caring for pets that are kept in-doors, small-sized pets, aging or overweight pets.

In a maturing baby and child care market, the Company will work toward adjusting sales prices and enhancing product features in order to boost profitability. Unicharm plans to bring about an increase in

Bringing Global 10 to Fruition for Continued Expansion of Growth Businesses and Greater Profitability in Mature Markets

Operating Income and Operating Income Ratio



30,000
20,000
10,000
0
15
10
5
0
2003
2004
2005
2006
2007

	2003	2004	2005	2006	2007
Operating Income (Millions of yen)	25,793	30,727	27,285	28,531	29,930
Operating Income Ratio (%)	11.6	12.6	11.1	10.6	9.9

earnings potential through the sales expansion of *Mamy Poko* brand products and promoting a brand shift of *Moony* into the premium market category.

In the feminine care business, we are looking to reinvigorate the market and increase profitability by tapping into a potential group of premium napkin users by introducing the *Sofy Hada Omoi* series with never-before-seen revolutionary functions and features. We will also pursue new value offerings with renewed *Center-In* brand products, particularly with the *compact* and *deodorant compact* napkin types.

Fiscal 2008 Business Forecasts

In the current fiscal year, ending March 31, 2008, Unicharm forecasts consolidated net sales of ¥328.0 billion, marking a year-on-year increase of 8.7%. Operating income is projected to rise 10.3%, year on year, to ¥33.0 billion, along with a 2.9% increase in net income to ¥15.5 billion. Consequently, net income per share will total ¥240.59, resulting in an increase of ¥8.28 compared to the fiscal year under review.

Unicharm Cares about Giving Back to Shareholders and Does Its Utmost to Maximize Corporate Value through Consistent Business Growth and Enhancement of Earning Capacity

Basic Profit-Sharing Policy

Basic Policy

Unicharm considers the paying of dividends to shareholders as its most important management policy, and for this reason works to increase corporate value through the generation of cash flow. In order to improve its earnings potential, the Company works to strengthen its business structure and proactively expands its operations, while adhering to a policy of consistent increases and stable dividend distribution.

Free Cash Flow Application

Unicharm strives to outpace the market, raise its industry position and enhance corporate value as the most effective means to deliver returns to shareholders. Also, as the Company aims to secure a 10% global market share and become recognized as a high-growth company capable of attaining the No. 1 position in Asia, we are undertaking active investment to accelerate the expansion of the domestic health care business and secure an overwhelming share of the Asian market.

Drawing on the concept of maximizing future corporate value, Unicharm gives priority to selectively allocating free cash flows among overseas businesses, focusing on China and Thailand. At the same time, the Company invests in efforts to expand its business scope, R&D, information systems and other infrastructure in domestic growth areas such as the health care business. From a long-term perspective, Unicharm pursues business activities with consideration for management efficiency.

Profit-Sharing

Unicharm maintains a basic policy of providing continuous shareholder returns of 50% of net income, combining dividend distributions with the acquisition of treasury stock. Furthermore, the Company aims to consistently provide stable increases in dividend distribution and views this as being of the utmost importance.

In accordance with this basic policy, Unicharm declared a year-on-year dividend increase of ¥12.00 per share, for a total of ¥44.00 per share in fiscal 2007, realizing its commitment to continuously increase dividends. In fiscal 2008, we are planning for a ¥2.00 increase in full-year dividends to ¥46.00 per share.

Cash Flows



40,000
30,000
20,000
10,000
0
-10,000
-20,000
-30,000

	2003	2004	2005	2006	2007
■	27,186	36,918	20,607	36,899	28,358
▭	-26,411	-25,936	-8,457	-20,251	-20,329
▭	-9,606	-7,934	-308	-6,219	-10,726
-○-	775	11,060	12,170	16,638	8,029

SAPS Plan Initiatives Promote Sound Corporate Management to Provide Stakeholders with Superior Value

Strengthening Corporate Governance

The Unicharm Group promotes a corporate management structure that aims to provide stakeholders with superior value, guided by its corporate ideal of pursuing correct corporate management principles, which bring together corporate growth and well-being among associates, and fulfilling its social responsibilities.

Through its business operations, Unicharm's management and operating divisions work in unison to simultaneously enhance corporate value and fulfill its corporate social responsibilities. Keenly aware of the importance of achieving these aims, the Company adopts an executive officer system to facilitate the swift execution of operations and clarify executive power and accountability.

Unicharm's Board of Directors meets once a month to meet the need for substantive discussions and for the deliberation of significant issues related to executive officers' execution of operations. These meetings also provide directors with an opportunity to thoroughly analyze the Company's progress in achieving management targets and to resolve management issues.

Unicharm's current governance structure comprises seven directors, 21 executive officers, six of whom hold concurrent positions as directors, and four corporate auditors, including the Company's two outside auditors.

Furthermore, we are continuing to promote the clarification of management goals and a management structure that effectively and efficiently deals with priority issues based on the Schedule-Action-Performance-Schedule (SAPS) Plan launched in 2004. Ultimately, the Company endeavors to bring about efficiency in the execution of directors' functions.

Unicharm Ideals and CSR Efforts Come Hand in Hand

Unicharm engages in CSR activities supported by its corporate ideal of creating a better life for humankind by offering only the finest products and services to customers, both at home and abroad. Our approach to environmental conservation and the efficient use of resources, coupled with contributions to a better livelihood, is to maintain a Group awareness and accountability for our development and production of disposable products. As such, we consider it our mission to continually seek solutions to related environmental issues.

The group of products offered by Unicharm's mainstay baby and child care, feminine care, and health care businesses has a significant impact on society in that they bring to life our corporate motto of "Easy Comfort." Our ability to contribute to the spread of health and hygiene through our products and thereby provide comfort, excitement and joy to people in Japan, Asia and worldwide is a great source of Company pride. In fiscal 2007, we directed efforts at advancing CSR initiatives and further market penetration represented by the theme, "Group & Global," in China, Taiwan, Thailand and Indonesia. Looking ahead, Unicharm will continue to work toward providing unfaltering value to stakeholders while maintaining a sound management structure as a globally evolving enterprise.

In closing, I wish to thank all of our shareholders for their steadfast support and understanding.

September 2007
Takahisa Takahara
President and CEO

Business Overview

Lifestyle Products Division

Baby and Child Care

- Pants-type disposable diapers
- Water-proof disposable diapers
- Toilet-training pants
- Pants to prevent bed wetting
- Baby wipes
- Wet tissues



©DISNEY

Feminine Care

- Feminine napkin
- Tampons
- Panty liners
- Sanitary shorts


SOFY

Health Care

- Adult pants-type disposable diapers
- Care products
- Incontinence care products
- Superdimensional Masks



Clean & Fresh

- Sheet cleaners
- Moist towelettes
- Cosmetic puffs
- Kitchen paper towels



Pet Care Products Division

- Dog food
- Cat food
- Pet sheets
- Pet disposable diapers
- Pet toiletries



Other Products Division

- Food-packaging materials
- Sheet cleaners for commercial use



Unicharm entered the baby and child care market in 1981 with the release of *Moony* disposable diapers for infants, and today it commands a dominant share of the domestic market for disposable diapers. Utilizing proprietary production methods, Unicharm took the lead in 1992 by releasing the world's first pants-type diaper, *Moonyman*, creating new value and transforming the structure of the market. The Company subsequently created new product categories with *Oyasumiman* bedtime underwear, *Trepanman* toilet-training pants and *Moonyman Mizu-Asobi Pants* that allow babies to better enjoy playing in the water and swimming pools. These innovations, along with the release of the *Moony and Moonyman Sarara Magic* lineups in 2006, which utilize Unicharm's quick-absorption sheets to keep skin continually soft and dry, have served to expand and invigorate the market. Overseas, Unicharm is aggressively developing its business in East Asia, ASEAN nations, the Middle East and North Africa. The Company's *Mamy Poko* brand boasts the top share in Thailand, Indonesia and Singapore.

Unicharm commenced the domestic production and sale of feminine napkins in 1963. Based on the principle of creating freedom and comfort for women through science, we are the sole Japanese manufacturer of a comprehensive range of feminine care products that include feminine napkins, tampons, sanitary shorts and panty liners. Underpinned by continuous efforts to offer a product lineup that incorporates a wide range of newly developed functions to meet increasingly sophisticated customer needs, the Company has commanded the top share of the feminine market for the past 11 years. Furthermore, in 2006, Unicharm acquired the *Center-In* feminine care product business from Shiseido Co, Ltd., which it hopes will help strengthen its own feminine care business. In 2007, Unicharm will offer customers a new choice in value with the release of *Sofy Hada Omoi*, a pioneer in the napkin market that features an entirely new and innovative top sheet material, Unicharm's own *FCL Sheet* technology. Unicharm is actively promoting its *Sofy* and *Charm* brands overseas, with particular focus on East Asian markets, where it enjoys the leading market share in Taiwan and Thailand. In addition, manufacturing operations that began in Vietnam and Saudi Arabia in 2007 marked the Company's full-scale entry into each of these regions.

Since launching adult pants-type *Lifree* disposable diapers in 1987, Unicharm has generated new value through the sale of advanced functional products and taken the lead in cultivating the adult disposable diaper market in Japan. In 1995, the Company entered the field of continence rehabilitation with the release of *Lifree Rehabilitation Pants* and took significant strides in alleviating the physical, economic, and psychological burdens of both patients and caregivers. In April 2007, we launched *Lifree Absorbent Slim Wear*™ incontinence protection in support of helping the baby-boomer generation fully enjoy their later years in life. Additionally, utilizing its technological expertise in nonwoven fabrics, Unicharm developed the Unicharm *Superdimensional Mask*, a disposable mask that eliminates the past shortcomings of existing masks, generating new demand in this market area.

Since launching its *Silcot* line of cosmetic puffs in 1974, Unicharm has continued to develop products to help maintain clean, sanitary and fresh environments based on its core nonwoven fabric and absorbency manufacturing process technologies. Today, Unicharm is creating new value and demand in a variety of fields by offering products for general household use, including *Wave* sheet cleaners, *the Silcot Wet Tissues* series of moist towelettes for skin care, *Silcot* cosmetic puffs, and *Cook-up* paper towels for food preparation and preservation, all to help preserve the cleanliness of home environments.

Launched in 1986, Unicharm's pet care business is now managed by consolidated subsidiary Unicharm PetCare Corporation. With its business philosophy of providing pets with a healthy, clean and comfortable life, Unicharm provides dry, wet, and soft pet food through *Aiken Genki*, *Neko Genki*, *Ginno-Spoon* and *Gaines* brand products. Furthermore, Unicharm utilizes the Group's expertise in both nonwoven fabric and absorbency manufacturing process technologies to deliver pet sheets, deodorant cat litters, and pet diapers. Offering new value through innovative products and services, Unicharm aims to create extra comfort in living environments shared by pets and people.

In Unicharm's other businesses, the Company employs its accumulated expertise in nonwoven fabric and absorbency manufacturing process technologies to market commercial food-packaging materials to supermarkets and develop other commercial applications for food distribution. In the food packaging materials business, Unicharm focuses on developing products, such as *Fresh Master* drip sheets, that are designed to maintain food freshness and contribute to hygienic food management. As part of its commercial-use product lineup, Unicharm also developed a new line of *Wave* brand sheet cleaners.

Review of Operations

Lifestyle Products Division



Sales in fiscal 2007 rose by ¥28.0 billion, or 12.2% compared to the previous fiscal year to ¥256.9 billion. Operating income increased ¥0.8 billion, or 3.4%, to ¥24.7 billion.



Moonyman Ase Sukkiri
©DISNEY

Baby and Child Care Business

Fiscal 2007 Business Overview

Japan's business environment remained harsh, mainly due to the impact of soaring raw material prices and weakened demand on the back of the nation's declining birthrate. As an industry leader, however, Unicharm continued its efforts to enhance core, pants-type diaper products as well as to develop and introduce new merchandise. This was accompanied by enterprising marketing endeavors and promotional campaigns as it worked to increase brand value and recognition.

During Japan's hot and humid summer months, the Company entered the premium market category by offering limited-edition *Moonyman Ase Sukkiri* diapers to meet babies' delicate skin care needs and help prevent the outbreak of summertime heat rash. Correspondingly, based on the results of Unicharm's joint research venture with Tokushima University, heat rash was proven to be to a bacteria-related skin irritation. Unicharm further added to its lineup of premium products with the October 2006 launch of *Moony* brand super-absorbent pants-type disposable diapers, *Moony Sarara Magic* and *Moonyman Sarara Magic*. Enhanced product features typified by these new releases, in turn, helped raise unit prices. At the same time, Unicharm's *Mamy Poko Pants* economy-value, pants-type disposable diapers demonstrated growth in sales and profits owing to raised unit prices through a revaluation of the number of product pieces per package driven by improvements in design features.

Strategies for Fiscal 2008

In the coming fiscal year, the scale of the market is expected to contract in accordance with Japan's declining birthrate and population. We plan to respond to this environment by continuing to leverage our strengths by shifting our focus to premium-value, pants-type disposable diapers. Furthermore, we will develop distinct sales strategies around our two main *Moony* and *Mamy Poko* brands by separately targeting those consumers seeking high quality and consumers seeking economy-value products.

Under the *Moony* brand, Unicharm introduced the medium-sized *Moonyman Sarara Magic* diapers, which feature speed absorbers that are amazingly effective in quickly removing wetness and thus meeting skin care needs, while also providing a fit tailored to a baby's body shape and movement. With premium *Moonyman Ase Sukkiri* diapers, we will undertake efforts to raise summertime demand by extending the special sales period beyond that of previous years. Furthermore, with the addition of the *Sarara Magic* super-fast wetness lifting features to *Moonyman Ase Sukkiri*, we hope not only to increase the profitability of baby and child care products but also to rejuvenate the market.

Turning to the *Mamy Poko* brand, we will work to maintain a fresh image with consistent and continuous package design renewals. We will also target improved profitability of tape-type diapers by raising unit prices through a revaluation of the number of product pieces per package.



©DISNEY

Feminine Care Business

Fiscal 2007 Business Overview

With the decreasing demographic of female consumers in Japan, Unicharm faces the challenge of reinvigorating the market as the only domestic company to offer a comprehensive lineup of feminine care goods. As such, the Company focused on improving existing products and developing new high-value-added products that offer women reassurance and comfort.

In the growth area of sanitary napkins, Unicharm released extra-heavy nighttime protection, *Sofy Bodyfit Fuwapita Slim*, *Sofy Cho-Jukusui Guard 360* and *Sofy Cho-Jukusui Guard 400* with the aim of expanding its market share and further cultivating the high-value-added segment to which these products belong. Since acquiring Shiseido's *Center-In* brand in June 2006, the Company has been working to revamp the brand in order to boost its market competitiveness and earnings potential. Accordingly, Unicharm introduced "On-the-go" as the brand's new concept.

In the tampon category, Unicharm not only implemented a complete renewal of all its tampon products, but it also renewed its dedicated *Charm* tampon brand informational Website, accessible through the Unicharm home page. In addition, Unicharm began airing its first *Charm* brand tampon TV commercial in 10 years as it aimed to promote further product dissemination. Unicharm selected former Japanese Olympic gold-metal swimmer Masami Tanaka to star as its main character for the commercial. In September 2006, the Company established a new state-of-the-art tampon manufacturing facility to fulfill stringent health and quality standards appropriate for the production of tampons, now classified as medical products. Going forward, Unicharm will continue to aim for tampon market expansion by carrying out activities to enlighten consumers about the benefits of tampon usage and providing high-quality products.

Strategies for Fiscal 2008

Amid a maturing domestic market, Unicharm sees continuous strategic development as key to future growth in sales and profits. One such strategy will be to focus on cultivating its high-value-added growth segment by enhancing the features offered by its nighttime protection and slim-type napkins. Similarly, the Company plans to lure the market away from price competition toward competition based on added value and product functions.

In the coming fiscal year, Unicharm will expand its *Cho-Jukusui Guard* lineup with the release of its newly developed *Cho-Haba-Hiro Fit Absorbent* napkins specifically for nighttime use and enhanced with leakage-prevention features. The introduction of *Sofy Hada Omoi* napkins that boast Unicharm's own revolutionary absorbent top sheet layer will help reinvigorate the market, as well as bring about an improvement in revenues. Turning to the fully revamped *Center-In* brand, in fiscal 2008, Unicharm will promote new value proposals focused on its *Compact* and *Deodorant Compact* products. At the same time, we will reexamine pricing and packaging strategies for all *Center-In* items with the aim of bringing the brand back to life as a true profit generator.







Sofy Cho-Jukusui Guard



Center-In Compact Fuwa-Fuwa Napkins


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Unicharm Superdimensional Mask Super Pollen Blocker


Lifree Absorbent Slim Wear™

Health Care Business

Fiscal 2007 Business Overview

Unicharm's health care business surpassed the market growth rate and achieved an increase in sales in the fiscal year under review, even amid increasingly fierce competition in this growth market. In the particularly high-growth market of light incontinence products, the Company proved its prowess as the top incontinence care product maker with the release of two exciting new products. The first, *Lifree Sono Shunkan mo Anshin*, responds to heavy and urgent incontinence needs, while the other, *Charm-Nap Kyusui Sarafi Deodorant Panty Liners*, satisfies light incontinence needs and provides newly added deodorizing functions.

Also in the heavy incontinence market category, Unicharm augmented its lineup of popular *Lifree Hitobanju Anshin Nyotori Nighttime Pads* and *Nighttime Super Pads* by offering them in new jumbo-sized packs and undertook greater efforts to educate the public about incontinence care through the distribution of product samples, the airing of TV ads and mailings of product brochures. In this way, Unicharm aims to offer both caregivers and those who are under care a good night's sleep.

From the Company's successful series of nonwoven fabric *Unicharm Superdimensional Masks*, it released fabric *Unicharm Superdimensional Mask Virus Guard*, which makes use of silver ions, and *Unicharm Superdimensional Mask Super Pollen Blocker*, which assures a snug fit over the mouth and nose. Seeking to meet increasing needs for screening out airborne allergens that cause hay fever, influenza and SARS (Severe Acute Respiratory Syndrome), Unicharm has worked to introduce high-performance products that it hopes will also expand this market area and increase profits.

Strategies for Fiscal 2008

Within the 15-year span of 2005-2020, Japan's population of elderly, an aging baby-boomer generation, is expected to surge and cause the domestic health care market to grow at an accelerated pace.

In the health care business, Unicharm will continue to base its efforts on proprietary incontinence care concepts to build up the product power of its *Lifree* brand. Also, by further developing the range of its product lineup, it seeks to precisely respond to consumers' diverse needs. Taking these steps, along with additional efforts to educate the public about its continence care system, will hopefully realize business expansion that outpaces market growth.

In the high-growth field of light incontinence products, Unicharm anticipates still greater market growth on the back of an increasing population of healthy and active senior citizens. Targeting the healthy incontinence product market, the Company will introduce its first absorbent underwear product as *Lifree Absorbent Slim Wear™* as well as its new *Lifree Men's Guard Slim* light incontinence pads for men and create a new market of light incontinence products.

Together, Unicharm and Hitachi, Ltd. achieved the successful development of an automatic urine collection system for use in excretory nursing care environments. This development will significantly lighten the burden on patients and caregivers alike by cutting down on the number of daily diaper changes, from five to seven, to one to two. This will also help decrease environmental burden, given the drop in the number of diapers used. Unicharm plans to continue to offer new solutions in incontinence care while building environmentally kind nursing systems such as this.



Clean & Fresh Business

Fiscal 2007 Business Overview

In the clean & fresh business, Unicharm continued to develop products based on its core technologies in nonwoven fabric and absorbent materials to provide customers with a feeling of cleanliness, freshness and peace of mind. In the fiscal year under review, the Company successfully bolstered sales of it three focus brands: *Wave*, *Silcot Wet Tissues* and *Silcot*.

Sales of *Wave* brand sheet cleaners, which provide new cleaning solutions, increased on account of consumer campaigns such as the *Wave Handy Wiper Double Pack* that came with an original dispenser case and the *Wave* Hawaii Holiday Give-Away Campaign. In September 2006, Unicharm increased product satisfaction by releasing a new and improved *Wave Handy-Wipers* with enhanced dust collection features that reach between hard-to-clean spaces and grooves.

From the *Silcot Wet Tissue* series, the company launched a new sanitizer lineup infused with green tea extracts to safely and gently provide convenient cleanliness to adults and children alike.

Strategies for Fiscal 2008

Unicharm will continue to expand its share of the market for antibacterial products, which has grown steadily every year in line with consumers' increasing awareness of and need for hygiene and cleanliness. Under its *Wave* brand sheet cleaner series, Unicharm will newly launch *Wave Super Reach Handy-Wipers* with added softness and an extendable handle, while promoting market expansion and encouraging customers to try new products.



Wave Handy-Wipers



Wave Super Reach Handy-Wipers





Overseas Business

Targeting a 10% Global Share through Aggressive Overseas Business Advances

Unicharm is aiming to attain the "Number One" position in Asia and a 10% share of the global market for nonwoven fabric and absorbent materials. Unicharm is striving to deliver world-first, highest-quality products and services—providing comfort, excitement and the joys of life—to the two billion people who live in Asia.

With particular focus on expansion throughout Asia, Unicharm's overseas sales network now also includes the Middle East, North Africa, and the Netherlands. With growth efforts focused on the *Sofy* and *Charm* feminine care brands, as well as its *Mamy Poko* baby and child care brand, Unicharm is rapidly expanding its business foundation to become the category leader in all of its operating regions.

Fiscal 2007 Business Overview

In the fiscal year under review, all of Unicharm's overseas operations achieved growth in revenues that resulted in a year-on year increase in overseas sales of ¥26.3 billion, to ¥95.0 billion. Operating income grew by ¥2.2 billion, amounting to ¥6.0 billion. Consequently, sales to outside customers by overseas subsidiaries comprised 31.5% of consolidated net sales.

In major Asian countries, sales of feminine care products and pants-type disposable diapers for infants climbed steadily and totaled ¥56.6 billion, a ¥13.4 billion, or 31.1% increase compared to fiscal 2006. In other overseas markets, steady expansion of sales of adult incontinence products and pants-type disposable diapers for infants in Europe and pants-type disposable diapers for infants in the Middle East lead to a ¥12.8 billion, or 50.2% leap in sales, amounting to ¥38.3 billion.

Baby and Child Care Business

In major Asian countries, Unicharm's baby and child care business revenues and earnings steadily expanded thanks to proactive sales and marketing activities. In the exceptionally accelerated growth market of China, the Company augmented its premium *Mamy Poko* lineup with its new high-premium product, *Mamy Poko Seiketsu Care*, helping sales jump by over 170% compared to the previous fiscal year. Sales in ASEAN nations, namely Thailand and Indonesia, where Unicharm already possesses the No. 1 share, continued to grow steadily. Our market share in Malaysia and in Singapore, where we secured the leading market share at the end of fiscal 2006, likewise, steadily increased. In May 2006, Unicharm initiated a full-scale entry into the South Korean diaper market with the release of *Mamy Poko Pants*. In the Middle Eastern and North African operating regions, Unicharm subsidiary, Unicharm GHI, Ltd., located in Saudi Arabia, also made steady progress in sales expansion.

Feminine Care Business

In order to further accelerate its development in South Asia and ASEAN countries, Unicharm carried out aggressive sales and marketing activities centered on high-value-added nighttime napkins as it worked to expand the scale of the market and popularize the *Sofy* and *Charm* brands. The Company's development efforts in South Korea were especially enterprising, with the introduction of high-



Netherlands
Saudi Arabia
China
South Korea
Taiwan
Vietnam
Philippines
Thailand
Malaysia
Singapore
Indonesia

value-added nighttime napkins and complementary TV ads. At the same time, the Company's partnership with South Korea's own health and lifestyle powerhouse, LG Household & Health Care Ltd., helped boost sales significantly and quickly expand Unicharm's share. In the Middle East, Unicharm successfully commenced local manufacturing of napkins.

Health Care Business

As a result of *Lifree* brand-strengthening strategies, Unicharm was able to secure the third largest share in the Taiwanese market, while acquiring the second largest share in Thailand. In Europe, pants-type disposable diapers also experienced steady growth.

Clean & Fresh Business

In the fiscal year under review, Unicharm released *Wave* sheet cleaners in Taiwan, as it focused on generating new business in the region. The Company licenses its *Wave* sheet technology to Proctor & Gamble for sales in North America and Europe under the brand name *Swiffer Dusters*. Accordingly, royalty income from this business continues to make a solid contribution to segment earnings.

Strategies for Fiscal 2008

In major Asian markets, Unicharm will work to surpass market growth and promote further dissemination of premium brand *Mamy Poko*, *Sofy* and *Charm* products. Simultaneously, we will take a more aggressive sales approach in order to bring about increases in both earnings and revenues. We will also move forward with plans to enhance our manufacturing and supply structures in order to accommodate the expansion of a rapidly-growing Asian market. In Taiwan and Thailand, specifically, the Company plans to execute enterprising development efforts targeting its *Lifree* adult pants-type disposable diaper brand, aiming to cultivate a third pillar in the Asian region.

Unicharm will make full-scale entry in the Vietnamese market by establishing a new subsidiary there and carrying out manufacturing in the domestic market.

The Company also plans to begin product development in earnest in markets for the pants-type disposable diapers for infants and sanitary napkins, mainly in Saudi Arabia, in the Middle East, and North Africa, regions where future growth is expected. Furthermore, by bringing the sales power of Unicharm GHI together with the product development and marketing prowess of Unicharm, the Company will establish a series of overseas business bases in Asia that in will in turn contribute to increased profits in overseas business.

Priority Issues for Fiscal 2008 in Major Asian Markets

China

Unicharm is targeting high growth, exceeding the rate of sales expansion in fiscal 2007. In the baby and child care business, Unicharm will strive to acquire the No. 1 share in major Chinese cities by concentrating its efforts on the premium and middle-value markets, while continuing to seek high growth based on its *Mamy Poko* brand. In the feminine care business, the Company will focus on the growing market of feminine napkins made of nonwoven type-fabric, such as *Sofy Body Fit*, with the aim of expanding into urban markets throughout China.

Thailand

To continue outpacing market expansion in Thailand, Unicharm will work to improve profit in the feminine care business by enhancing the product mix amid a stable growth trend. The Company will promote the development of slimmer *Sofy Body Fit* napkins, while also working to raise unit prices and expand its share. It will also introduce side-gather-type nighttime napkins made of nonwoven fabric, aiming to acquire new users. In the baby and child care business, Unicharm will strengthen market penetration efforts for M-sized pants-type diapers and diapers for newborns with the aim of growing its market share.

Indonesia

In the feminine care business, Unicharm will implement a renewal of *Sofy Body Fit* Slim to obtain new customers, while working to raise profitability through an increase in unit prices. Similarly, we will strive for greater *Sofy Body Fit* brand recognition through advertising. With the ultimate goal of securing the leading share in this market, Unicharm plans to expand sales by encouraging consumers to try its products. In the baby care business, Unicharm will bolster market penetration of pants-type disposable diapers in order to further expand the No. 1 share it has secured in urban areas.

Taiwan

Unicharm will work to differentiate its products by building brand value and strengthening product competitiveness in each of its emerging businesses. In the baby and child care business, we will work to boost business strength by fortifying the product performance of premium pants-type disposable diapers. Unicharm will focus on boosting nighttime protection brand *Cho-Jukusui Guard* in the feminine care business. At the same time, it will strive to build a growth platform for the health care business by strengthening sales of absorbent urine pads, focusing on pharmacies as sales channels.

Pet Care Products Division


11.3%

Sales in fiscal 2007 increased ¥3.7 billion, or 12.3%, year on year, to ¥34.1 billion. Operating income rose ¥0.6 billion, or 16.5%, to ¥4.0 billion.



Fiscal 2007 Business Overview

Unicharm took on its first full-scale entry into the soft cat food and dog snack categories, which make up approximately 40% of the pet food market, with the introduction of *Canned Ginno-Spoon*, *Aiken Genki Oishii Oyatsu* and *Ginno-Sara Today's Treat*. The Company also introduced a variety of new products to strengthen its focus on differentiated product categories as well as to promote sales. New releases included *Aiken Genki Fukkura Dry*, a new type of dried dog food, *Ginno-Sara for Dogs 7 Years and Older*, responding to the growing population of aging dogs, and from the dry gourmet cat food *Ginno-Spoon* series, *Ginno-Spoon Umi no Gourmet* with enriched flavors for a better taste.

In the pet toiletry category, Unicharm augmented its *Deo-Sheet* series of dog excrement cleanup sheets with *Deo-Sheet Semi-Wide*. For cats, the Company released *Deo-Toilet Green Tea Deodorant Sand that Won't Scatter* combustible cat litter as a refill product for the *Deo-Toilet system products Deodorant Sand* and *Deo-Sand Deodorant Plus*. Unicharm hopes that its efforts to strengthen products such as these, which cater to the increasing number of indoor pets, will in turn help promote sales.

Strategies for Fiscal 2008

There are a growing number of people today who seek to enrich their lifestyle through pet ownership and for whom the pet-owner relationship is important. In Japan and elsewhere, this may be attributable to a declining birthrate and aging society, as well as to the tendency for people to marry later in life. Due to retiring baby boomers in particular, the increase of pet ownership is expected to accelerate.

Against this backdrop, Unicharm plans to continue creating markets and products that meet consumer needs. These efforts will take the form of sales promotions and product lineup enhancements to respond to Japan's four major pet trends, where indoor, small, elderly and overweight pets are increasing.

Also, although sales of pet toiletries are currently only a domestic business, we will commence sales in North America through cooperation with Nestle Purina PetCare Company in the United States and Canada.

Concerning the impact of high raw material, grain and crude oil prices, in March 2007, Unicharm implemented product price revisions in accordance with changes in product content and improvements to mainstay products.

Other Products Division


3.6%

Sales increased 2.1% to ¥10.9 billion, while operating income remained on par with the previous fiscal year at ¥1.2 billion.

Fiscal 2007 Business Overview

In the food packaging materials business, Unicharm focused on boosting sales of *Fresh Master* trays made with the Company's own nonwoven fabric and absorbency technologies. Similarly, the Company strived to raise the sales of *Wave* industrial sheet cleaners.

Strategies for Fiscal 2008

In the food packaging materials business, Unicharm plans to continue efforts to acquire new customers by making use of restaurants as sales channels, while also expanding use of supermarket distribution channels. Also, in regard to commercial-use *Wave* products, we will strive to grow sales in the commercial-use dust control market through retail industries.



Research and Development Activities

Practicing Customer-Satisfaction-Driven Product Development through a Joint Industry-University R&D Structure

Unicharm contributes to creating a better life for humankind by offering only the finest products and services to customers both at home and abroad. Guided by this Company ideal, Unicharm constantly strives to generate new value through technological innovation to provide richer lifestyles for people of all ages, from infants to the elderly.

In order to achieve these goals, Unicharm draws on its product development capabilities and correspondingly adept utilization of nonwoven fabric and absorbent material processing and molding techniques. Unicharm believes that the potential for future growth as a corporate entity depends on its efforts to yield profits through the creation of new value.

To complement these efforts, Unicharm promotes research activities undertaken in cooperation with universities and other research organizations. Together, Unicharm and its partners take on a variety of efforts in the development of high-performance, high-value-added products to continually provide customers with higher levels of satisfaction.

It is these products in particular—products created through joint R&D efforts—that will be introduced here. .

Proven Link between Bacteria and Heat Rash Leads to New Pants-Type Disposable Diapers for Infants

In the summer, about 60% of babies in Japan develop a heat rash. Babies and parents alike suffer the burden of having to deal with the symptoms (itchiness and discomfort), as well as the remedies (frequent showers, clothes and diaper changes and application of medicated creams).

Consequently, Unicharm together with Tokushima University's School of Medicine conducted research at the Company's Lifestyle Science Research Lab to investigate the mechanisms of one such skin rash, miliaria rubra, or "heat rash" as it's more commonly known, that is developed by babies in the summer. Research results proved that the volume of a bacterium called *Staphylococcus epidermidis*, the primary cause of heat rash, quickly increases on the surface of the skin and is caused by a certain component contained in excessive sweat.

Using these findings, Unicharm took aim at relieving parents and


Perspiration
Soft and smooth!
Conceptual illustration

babies of the burden caused by summer heat rash. The result was the development of the new *Moonyman Ase Sukkiri* sweat-absorbing pants-type disposable diapers for infants. Unicharm's new product makes use of its own *Ase Suitoru Koukin Sheet* that effectively absorbs any amount of sweat around a baby's bottom to keep the baby's skin dry. The sheet also provides an antibacterial function to keep skin clean and, in effect, lightening the burden of summer sweat care.

Since the product launch, we have received positive responses from users, 80% of whom gave *Moonyman Ase Sukkiri* either a "Very good" or a "Good" rating. Other satisfied customers commented, "The diapers really work, my baby's skin stays dry" and "My baby tends to sweat quite a lot, but when I use these diapers, my baby's bottom stays silky smooth and dry." Subsequently, in April 2007, the Company released improved *Moonyman Ase Sukkiri* diapers that more quickly absorb sweat and wetness.

Research into the Fit and Feel of Pants-Type Disposable Diapers for Adults Leads to Development of an Underwear-Like Incontinence Care Product

Incontinence is one of many common physiological phenomena that occur with age, affecting both men and women. In fact, one out of every two women over the age of 60 experience some form of incontinence, with approximately 2.5 million women in Japan who report experiencing incontinence problems at least three times a week. Meanwhile, approximately 0.6 million men over 50 have reported having at least one weekly incontinent experience that required them to change their trousers.

Yet, even with so many people reporting weekly episodes of incontinence, none of the products on the market was suitable in meeting the needs of these otherwise healthy older people.

Based on this observation, Unicharm initiated the development of a new type of incontinence care product to meet this need precisely. Research into the fit and feel of adult pants-type diapers when worn was undertaken jointly with Kobe University at Unicharm's Lifestyle Science Research Lab.

As a result of this research, we were able to enhance the fit and feel of the pants-type diaper, establishing a level of comfort similar to real underwear. This fit was created not just for the purpose of improved fit around the waist and legs or for absorbency, but rather with enhancements to the fit around the rear called the "triangle zone."

The fruit born of these R&D efforts was the *Lifree Absorbent Slim Wear™*, a product for healthy elderly people who need incontinence protection. Applying our own newly developed *Super-Slim Stretch*


Form-fitting gathers
Triangle zone
Triangle zone
Absorbent areas

Souzai, a nonwoven stretch fabric, is what helped us realize the true underwear-like fit and feel. Furthermore, not only was it important to get the fit right, but it was just as important to get the look right, both out of the package and when worn. The new *Lifree Absorbent Slim Wear*™ pants-type disposable diapers for adults look and feel like underwear so that they are completely unnoticeable under clothes, without the bulkiness of typical diaper products.

With this product, the number of healthily aging baby boomers who will be able to confidently handle incontinence issues while still freely enjoying a new stage in life is expected to increase.

Pollen Exposure Experiments Lead to New, More Secure Mask of Defense against Pollen

One type of hay fever can be defined as an allergic disorder that presents itself through symptoms such as sneezing and runny or clogged sinuses due to constant exposure to higher-than-normal levels of pollen taken in and accumulated by the body. One in five people in Japan suffer from hay fever, and as a result, the disorder has been labeled a national affliction. Correspondingly, the use of masks, which block out pollen, has been named as one of the most common defenses against hay fever.

There are a variety of masks available, such as the gauze-type mask, the three-dimensional-type mask and the pleated-type mask, which have all been evaluated solely based on the pollen permeability of the fabric used to make the mask. Yet, regardless of the fabric used, when actually worn, gaps between the mask and the user's face often allow pollen to get through. In order to evaluate the fit of a mask on a user's face, it would be necessary to conduct trials in which people actually tried on the masks.

Unicharm did just this. In collaboration with Kansai Medical University, the Company and the university together created controlled pollen environment test rooms in which they asked volunteers to enter wearing one of a variety of masks. Volunteers were chosen from areas of Japan where cedar pollen was abundant. They were also required to be healthy individuals without hay fever.

As a result of the test comparisons, the Company discovered that masks made of the same nonwoven fabric as the *Unicharm Superdimensional Mask* and which also had a fixed, three-dimensional structure around the nose provided the best coverage with the least amount of gapping. In addition, these masks let in the least amount of pollen during the simulated pollen tests.

These findings eventually led to the development and sale of the *Unicharm Superdimensional Mask Super Pollen Blocker* with a wider fit and the *Nose Fit* sheet that can be freely molded to any nose size.


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Nose fit

Product Development to Help Pets Live Long, Healthy Lives

The R&D activities of the Company's pet care business are undertaken by Unicharm subsidiary, Unicharm PetCare Corporation. Unicharm PetCare conducts basic research and product development activities in line with its corporate philosophy of "Providing a clean and healthy environment for the well-being and comfort of pets."

Pet food product R&D aims to provide pets with long, healthy lives and involves efforts to achieve a proper nutritional balance in order to meet the individual characteristics of each pet. Key characteristics are a pet's age, body type and physical condition. As a result of such R&D efforts, Unicharm PetCare has developed several great products. *Canned Ginno-Spoon* is a wet food for cats that has been infused with real fish flavors and boasts an outstanding taste that cats love. *Aiken Genki Fukkura Dry* is a new type of dry dog food that is soft yet crunchy and has added flavors. *Ginno-Sara Today's Treat* is a pet snack made with fresh domestic poultry and which has been made more flavorful thanks to and the addition of taste-enhancing amino acids.



In the pet toiletry category, R&D involves efforts to meet pet hygiene needs and the need for hygienic indoor environments where people and pets live together.

As a result of these efforts, we have developed two new products based on our cat toilet system *Deo-Toilet*. The first is *Green Tea Deodorizing Sand that Won't Scatter*, which was launched as a refill product for the *Deo-Toilet* system. It comes in combustible paper packaging and contains green tea extracts. The second is *Deodorizing Antibacterial Sand that Won't Scatter*, which, as a result of its combined silica and zeolite components, becomes a highly effective deodorant.

We also developed *Nioi Ippatsu Deodorizing* spray that contains unique odor-eliminating particles to help remove pet odors from living environments. It uses a natural deodorant that is strong and effective in keeping pets and living spaces smelling fresh.



Internal Control

Promoting Sound Corporate Management to Realize a Socially Responsible Company and the Continuous Enhancement of Corporate Value

The Unicharm Group strives to pursue correct corporate management principles, which bring together corporate growth, well-being among associates and the fulfillment of its social responsibilities. Guided by these established ideals, management and operating divisions work in unison to create new value and promote a corporate management structure that consistently aims to create No. 1 value for customers, shareholders, business partners, associates, society and all stakeholders alike. Additionally, as stakeholders look to corporate governance and CSR with ever-more discerning eyes, the Group increasingly endeavors to ensure sound corporate management consistently guided by its corporate ideals. With a strong awareness of the importance of constantly increasing corporate value and fulfilling its corporate responsibilities, Unicharm's management and operating divisions work together through the conduct of business to achieve these goals. Directors and corporate auditors, alike, endeavor to further strengthen the Company's executive officer structure, while striving to enrich overall corporate governance.

In concrete terms, Unicharm maintains a management structure that comprises directors and corporate auditors. Within this framework, in June 1999, we introduced an executive officer system, and we are endeavoring to bolster the decision-making and supervisory functions of the Board of Directors, as well as the administrative function of executive officers. Aiming to increase the mobility and flexibility of management, Unicharm has streamlined its Board of Directors and reduced directors' terms to one year. Furthermore, in an effort to enhance management's focus on the front line and accelerate strategy implementation, both recognized as Group strengths, Unicharm conducts Business Plan Advisory Meetings every six months, and these meetings are attended by all directors, corporate auditors and executive officers in order to determine business plans for each operating division. In connection with each business plan, the Business Execution Board meets on a monthly basis. Chaired by the president and CEO, the Board strives to ensure the appropriate and prompt resolution of important issues tabled by the Board Chairman, based on the status of business plan execution.

Unicharm maintains a specific compliance structure to ensure that all directors and employees adhere to its corporate philosophy and corporate ethics, along with domestic and overseas laws and regulations. In the natural evolution and development of the Group, we have established, and we continue to enhance, a set of principles called the "Unicharm Way." In specific terms, the Unicharm Way encompasses the Group's ideals (formulated in 1974), its Five Great Pillars (established in 1971 and revised in 1999) and its Beliefs and Pledges (announced in 1999). Working to ensure strict adherence and practice, Unicharm utilizes a variety of channels, including the Unicharm Way booklet that all employees are required to carry, the president and CEO's weekly message, "The President's Room," addressed to all employees, i-Navi, which is an intranet Website, and the in-house publication, *HIROBA*, as Groupwide promotional tools. The president and CEO also chairs the Corporate Ethics Committee Meetings that were established to respond to vital issues relating to risk management, compliance and corporate ethics. Endeavoring to address the needs of employees, the Corporate Ethics Office of the CSR Department established the *Rinrin Hotline* as a point of contact for employees seeking consultation, helping to swiftly identify risks and promote daily efforts to implement countermeasures. Unicharm's CSR Committee, chaired by the president and CEO, meets once every quarter and is composed of the Quality Assurance Committee, the Environmental Committee and the CSR Promotion Committee. Collectively these committees share information and initiatives designed to address important CSR-related issues and help Unicharm fulfill its social responsibilities through cross-sectional Groupwide promotional activities.

Unicharm endeavors to further enhance the transparency of its corporate conduct and has adopted a corporate auditor system that comprises four corporate auditors, two of whom are appointed from outside the Group. The activities of corporate auditors are determined and guided by policies and plans formulated by the Board of Auditors. Corporate auditors also participate as standing members of major meetings that involve management decision-making and take part in corporate governance. In regard to internal audits, while working to increase the number of employees engaged in the internal audit function, we are endeavoring to verify the efficiency of internal control systems within operating divisions and recommend revisions targeting reform. To complement the aforementioned corporate auditor and internal audit systems, Unicharm has added accounting audits as a third audit function. Within the framework of this three-tiered system, corporate auditors and the accounting auditor meet periodically and on an as needed basis to share the results of their respective audit plans and ensure maximum efficacy and efficiency. Unicharm's accounting audit is conducted by certified accountants Takao Goto and Yoshiaki Kitamura of the Deloitte Touche Tohmatsu auditing firm.

● Internal Control Structure



Shareholders' Meeting
Board of Auditors
Board of Directors
CSR Committee
Business Plan Advisory Meetings
Business Execution Board
Report
Audit
Attend
Strengthen Legal Compliance and Ethics
Corporate Behavior Guidelines ("Five Great Pillars" and "Beliefs and Pledges")

CSR

CSR Promotion and Activities

Unicharm promotes the fulfillment of its corporate ideal to create a better life for humankind, and in its determination to act as a socially responsible corporation it takes its employees' ideas into consideration. The embodiment of these ideals defines Unicharm's basic approach to CSR promotion.

In fiscal 2007, the Company undertook CSR activities developed for overseas Group companies under the CSR theme, "Group & Global." In May of same year, Unicharm clarified its stance on human rights, labor and environmental issues by announcing its participation in the United Nations' Global Compact. This was followed by the establishment of a CSR Office in China and redoubled efforts to assure the provision of safe, reliable products and the appropriate handling of information in and among its local subsidiaries. Along with this, the Company resourcefully raised awareness of the importance of maintaining close contact with society at large by holding its fifth annual in-house CSR Report Colloquium. In addition, it shared video recordings of stakeholder meetings held in Japan with local employees as an example of efforts to engage in dialogue with consumers and other stakeholders. .

Unicharm makes sure the Company remains aware of CSR procurement benchmarks being set by industry-leading companies. Based on the high standards set by its peers, Unicharm aims to undertake like-minded CSR measures and internally deliberates the implementation of such action.

In fiscal 2007, the Company strived to expand its range of CSR activities by focusing on disaster relief efforts. Through cooperation with a new disaster aid group, Unicharm provided support to Jakarta in the wake of recent earthquakes and a long harsh rainy season.

Looking ahead to fiscal 2008, Unicharm has chosen the word "interaction" as representation of its commitment to further globalize its core business scope, while seeking greater communication with its stakeholders. In response to environmental and social issues, we will continue to promote CSR activities that meet stakeholder expectations, and we will work to grow as an increasingly trusted corporation.

● Groupwide CSR Promotion and Support Structure



Unicharm's CSR Committee, chaired by the president and CEO, meets four times a year to facilitate the progress of Groupwide CSR activities.
CSR Committee Chairperson: President and CEO
Executive Office: CSR Division
Quality Assurance Committee
• Maintains quality assurance structure
• Promotes safety assurance measures
• Improves quality control
• Ensures appropriate product content labeling
• Responds to customer complaints
• Collects and distributes regulatory information
Environmental Promotion Committee
• Maintains environmental management systems
• Promotes energy conservation
• Promotes waste recycling
• Promotes environmentally conscious product development
• Handles environmental risk issues
• Collects and distributes regulatory information
CSR Promotion Committee
• Promotes ethics and compliance awareness
• Ensures risk control and information security
• Improves working environments
• Oversees corporate governance structures
• Maintains communication with stakeholders
• Engages in social contribution activities
Corporate Planning Office, Global Marketing Department, Global Development Department,
Global SAPS, Human Resource Development Department, Intellectual Property and Legal Department,
Customer Support Office, Internal Auditing Office, Unicharm Product Co., Ltd.

Ethics and Compliance

Unicharm has undertaken activities to promote corporate ethics, aiming to enable employees throughout the Group to fulfill their duties based on Unicharm's corporate philosophy and ethics. To achieve thorough employee adherence, Unicharm created corporate behavior guidelines and is implementing thorough ethics and compliance training.

Corporate ethics and compliance training courses include both group training sessions and e-learning. Training course content comprises sexual and power harassment issues with, so far, two sessions held specifically for division managers. During these sessions, managers were again made aware of the importance of maintaining regular communication with their division's employees. They were also trained in how to respond to employees' requests for advice in relation to harassment issues and were presented with examples of outside harassment cases for consideration and discussion. Training for new employees includes CSR and corporate ethics courses and lectures with group discussions where employees are provided with the opportunity to learn about appropriate corporate conduct and workplace behavior.

E-learning in the fiscal year under review was made available to all Group employees and carried out three times throughout the year. Courses covered a variety of issues related to workplace behavior, including sexual harassment, power harassment, personal information management and accounting processes. As a result of these efforts, requests from employees for continued implementation of these training courses are growing, as shown by comments such as, "I feel more aware of compliance issues thanks to examples presented during the training course."

Furthermore, in order to educate employees about laws related to the Company's operations, we've provided easy-to-understand explanations of relevant ordinances through comics and true/false quizzes that are accessible via Unicharm's Intranet. The materials not only give explanations of the laws, but also present examples of why and how they are implemented.

Quality Assurance System and Philosophy

Unicharm has adopted a comprehensive quality management system (QMS) based on ISO 9001 standards to cover processes from marketing through delivery, and it has established a Groupwide quality assurance system.

Under this system, customer complaints, opinions, and other feedback are dealt with through the Plan-Do-Check-Act (PDCA) cycle, which corrects, revises and implements preventative measures to address these issues.

In line with Pharmaceutical Law revisions in 2005, Unicharm has switched from its traditional paper-based data management system to a new electronic system capable of giving the entire Group easy access to records of customer complaints and government-issued reports. This system, which was developed under the Quality Visual Improvement Standard (Q-VIS), allows for more efficient information sharing and medium- to long-term information analysis. In essence, information cataloged through the system becomes shared knowledge between factory personnel, Quality Control Office, the Customer Consultation Office, the Quality Assurance Office and all other divisions.

● **Product Quality Correction and Upgrade Flow Chart**


Customer Feedback Response Meetings
Customer complaint regarding safety or quality issues
Seller (Unicharm Corporation)
Manufacturer (Unicharm Products Co., Ltd.)
Customer Advisory Office
Quality Assurance Manager
CSR Quality Assurance Office
Safety Control Manager
Customer contact and response
Report of investigation of causes
Corrective measures planned
Report of corrective measures
Q-VIS
Documented report concerning effectiveness of measures

Environmental Activities

The Company works hard to promote environmental activities and positions these activities as a priority CSR issue. The Company has also established an Environmental Committee under the CSR Committee that promotes environmental activities.

In line with its action plan, Unicharm undertakes environmental activities through a working group established to address vital themes such as product environment, energy conservation measures, and waste recycling, while maximizing communication.

● **Environmental Management System**


CSR Committee: Environmental Task Force
Chairperson: Unicharm Corporation President and CEO
Executive Office: CSR Division, Environmental Promotion Office
Working group to oversee production environments
Working group to implement energy conservation measures
Working group to promote waste recycling

Board of Directors, Corporate Auditors and Executive Officers

Board of Directors and Corporate Auditors As of September 1, 2007



Chairman of the Board
Keiichiro Takahara



President and Chief Executive Officer
Takahisa Takahara



Director
Takaaki Okabe



Director
Kennosuke Nakano



Director
Shinji Mori



Director
Eiji Ishikawa



Director
Masakatsu Takai

Internal Corporate Auditors
Shigeki Maruyama
Tsuyoshi Miyauchi

Corporate Auditor
Masahiko Hirata*
Haruhiko Takenaka*

* External corporate auditors who fulfill the requirements as provided for in Article 2, Item 18 of the Corporation Law Concerning Audits of Kabushiki-Kaisha.

Executive Officers As of September 1, 2007

President and Chief Executive Officer
Takahisa Takahara

Senior Executive Officers
Takaaki Okabe
Kennosuke Nakano
Shinji Mori
Eiji Ishikawa

Executive Officer	Masakatsu Takai
Deputy Executive Officer	Takamitsu Igaue
Executive Officer	Shinya Takahashi
Executive Officer	Katsuhiko Sakaguchi
Executive Officer	Yoshihiro Miyabayashi
Executive Officer	Shigeo Moriyama
Executive Officer	Norio Nomura
Executive Officer	Yukihiro Kimura
Deputy Executive Officer	Kazuhira Ikawa
Deputy Executive Officer	Hidetoshi Yamamoto
Deputy Executive Officer	Hironori Nomura
Executive Officer	Atsushi Iwata
Deputy Executive Officer	Kenji Takaku
Deputy Executive Officer	Masaaki Takahashi
Deputy Executive Officer	Itsumi Matsuoka
Executive Officer	Yasushi Akita

Six-Year Summary

Unicharm Corporation and Subsidiaries

	Millions of yen, except per share amounts					
	2002	2003	2004	2005	2006	**2007**
FOR THE FISCAL PERIOD:						
Net sales	¥206,707	¥223,169	¥240,110	¥246,051	¥270,380	**¥301,880**
Cost of sales	113,546	123,883	132,074	137,341	153,264	**173,239**
Net income	8,852	12,879	16,240	16,382	15,288	**15,059**
As percentage of sales	4.3%	5.8%	6.8%	6.7%	5.7%	**5.0%**
Net income per share (yen)	¥ 126.78					
New accounting standard	125.20	185.29	240.26	244.25	229.34	**232.31**
Cash dividends per share applicable to the year (yen)	20.00	24.00	28.00	30.00	32.00	**44.0**
AT FISCAL PERIOD-END:						
Total assets	¥187,060	¥187,988	¥209,002	¥215,365	¥250,355	**¥268,763**
Property, plant and equipment	71,412	71,090	77,306	72,799	77,111	**86,725**
Long-term debt—less current maturities	2,953	1,710	1,557	345	677	**1,739**
Total equity	109,306	113,137	123,709	137,697	151,183	**177,049**
Equity ratio	58.4%	60.2%	59.2%	63.9%	60.4%	**65.9%**
RATIOS:						
Operating income ratio	9.2%	11.6%	12.8%	11.1%	10.6%	**9.9%**
Return on sales	4.3%	5.8%	6.8%	6.7%	5.7%	**5.0%**
Gross profit margin	45.1%	44.5%	45.0%	44.2%	43.3%	**42.6%**
SGA ratio	35.9%	32.9%	32.2%	33.1%	32.8%	**32.7%**
Return on equity (ROE)	8.3%	11.6%	13.7%	12.5%	10.6%	**9.6%**
Return on total assets (ROA)	4.9%	6.9%	7.8%	7.6%	6.1%	**5.6%**

Contents

Management's Discussion and Analysis

SCOPE OF CONSOLIDATION

The Unicharm Group comprises the Unicharm Corporation, 26 subsidiaries and one affiliated company, which mainly engage in business activities related to the manufacture and sale of baby and child care products, feminine care products, and pet care products.

OPERATING RESULTS

Sales

In fiscal 2007, ended March 31, 2007, Unicharm's consolidated net sales increased by ¥31.5 billion or 11.7% compared to ¥270.4 billion in the previous fiscal year to a record-high ¥301.9 billion. On a regional basis, sales in Japan rose by ¥5.2 billion, or 2.6% year on year to ¥206.9 billion, comprising 68.5% of net sales. Domestically, Unicharm strived to increase profitability by reinvigorating the market with the launch of new higher-added-value and demand-generating products in both the lifestyle and pet care product divisions. As a result, Company sales in growth areas, specifically the health care and pet care businesses, expanded steadily. Despite a decrease in income in the baby and child care business owing to the impact of Japan's declining birthrate and aging society, revenue in the feminine care business increased on the back of a contribution from the sales of newly acquired *Center-In* brand feminine care products.

Sales in Asia (excluding Japan) soared 31.1% over the previous fiscal year to ¥56.6 billion, marking a 2.8 percentage point increase in the net sales composition ratio to 18.8%. In Asian entry markets, market share expanded in the feminine care business, as well as the baby and child care business. In other regions, particularly Europe, sales of adult incontinence products and pants-type disposable diapers for infants grew. In the Middle East sales of pants-type disposable diapers for infants made steady progress. As a result, sales by all overseas subsidiaries expanded ¥26.3 billion year on year, to ¥95.0 billion, representing 31.5% of consolidated net sales.

Geographic Segment Sales

	Millions of yen	
	2006	**2007**
Japan	¥201,651	**¥206,891**
Asia (excluding Japan)	43,202	**56,645**
Others	25,527	**38,344**
Total	¥270,380	**¥301,880**

Cost of Sales and Selling, General and Administrative Expenses

Mirroring the increase in net sales in the fiscal year under review, the cost of sales rose ¥20.0 billion, from ¥153.3 billion in the previous fiscal year to ¥173.2 billion, while the cost of sales ratio increased 0.7 of a percentage point, from 56.7% to 57.4%. Gross profit increased 9.8% to ¥128.6 billion. Selling general and administrative expenses rose 11.4% year on year, to ¥98.7 billion, reflecting efforts to strengthen the Company's domestic competitiveness with ¥31.7 billion in sales promotion costs and ¥17.3 billion in shipping and storage expenses. As a result, the ratio of selling, general and administrative expenses to net sales slightly dropped by 0.1 of a percentage point, to 32.7%.

Research and Development Costs

Research and development costs increased ¥0.3 billion, from ¥4.0 billion to ¥4.3 billion.

Income and Expenses

Income in the fiscal year under review was impacted by the high raw material prices, increases in brand cultivation marketing and advertising costs and increased sales promotion costs aimed at boosting Company competitiveness. Despite these challenges, Unicharm took steps to reduce costs and increase income through efforts to expand sales, centered on growth businesses.

Owing to these efforts, operating income rose 4.9% year on year, from ¥28.5 billion to ¥29.9 billion. In contrast, the ratio of operating income to net sales slipped 0.7 of a percentage point from 10.6% to 9.9%.

Other income significantly declined compared to the previous fiscal year, falling from ¥0.04 billion into the red at ¥0.9 billion in operating expenses. Interest and dividend income amounted to ¥0.9 billion, an increase from ¥0.5 billion. Foreign exchange gain decreased from ¥0.5 billion to ¥0.3 billion. Impairment loss was not recognized in the year under review, compared with a ¥0.3 billion loss in the previous fiscal year.

As a result, income before income taxes and minority interests increased 1.8% to ¥29.1 billion. Current income taxes declined by ¥0.9 billion, from ¥11.0 billion to ¥10.1 billion, while deferred income taxes increased from ¥0.5 billion to ¥1.9 billion. Net income decreased 1.5% year on year to ¥15.1 billion, with net income per share amounting to ¥232.31, up ¥2.97 per share.

FINANCIAL POSITION AND LIQUIDITY

Assets, Liability and Equity

Total assets as of March 31, 2007 stood at ¥268.8 billion, a ¥18.4 billion or 7.4% increase compared to the previous fiscal year. Under current assets, cash and cash equivalents decreased ¥2.2

Net Sales



Billions of yen
300
240
180
120
60
0
2003
2004
2005
2006
2007

2003	2004	2005	2006	2007
223.2	240.1	246.1	270.4	301.9

billion to ¥65.4 billion. Marketable securities amounted to ¥13.1 billion, a ¥3.7 billion or 2.9% increase compared to the previous fiscal year. In notes and accounts receivable, the balance of trade receivables grew by ¥4.8 billion to ¥38.0 billion. Inventories increased in line with a rise in merchandise, finished products and raw materials, expanding ¥4.21 billion, from ¥16.2 billion to ¥20.4 billion. Other current assets increased ¥0.4 billion, year on year, to ¥3.1 billion.

Net property, plant and equipment rose by ¥9.6 billion to ¥86.7 billion. Machinery and equipment increased by ¥16.8 billion to ¥137.4 billion due to the extension of facilities for overseas business expansion and for new products in core domestic operations. Construction in progress rose from ¥3.4 billion to ¥4.3 billion. Investments in other assets increased from ¥38.3 billion in the previous fiscal year to ¥39.5 billion. Investment securities and goodwill remained on par with the previous fiscal year at ¥29.5 billion and ¥2.7 billion, respectively.

Current liabilities rose from ¥72.6 billion in the previous fiscal year by ¥2.7 billion or 3.8% to ¥75.4 billion. Short-term bank loans dropped ¥1.8 billion to ¥6.9 billion. Trade notes and accounts payable grew ¥6.4 billion to ¥56.0 billion.

Total long-term liabilities as of the fiscal year-end stood at ¥16.3 billion, an increase of ¥4.1 billion. Major components of this were a ¥0.4 billion increase in liability for retirement benefits to ¥7.5 billion and ¥4.7 billion in deferred tax liabilities caused by ¥1.6 billion in prepaid pension costs.

Within equity, retained earnings climbed ¥12.4 billion or 9.7% year on year to ¥140.5 billion. Foreign currency translation adjustments amounted to ¥2.5 billion. As a result, total equity improved ¥25.9 billion or 17.1% to ¥177.0 billion, while the equity ratio increased 5.5% compared to previous fiscal year to 65.9%.

Capital Expenditures and Depreciation

Capital expenditures amounted to ¥21.3 billion in fiscal 2007, a ¥7.7 billion increase from ¥13.6 in the previous fiscal year. Major components of this were expansion of overseas facilities, new product facilities for core domestic businesses, and facility renovation in line with product enhancements. Depreciation and amortization amounted to ¥13.2 billion, a ¥0.1 billion increase, year on year, from ¥13.1 billion.

Cash Flow

Net cash provided by operating activities decreased ¥8.5 billion compared with the previous fiscal year to ¥28.4 billion. Income before income taxes and minority interests were ¥29.1 billion, an increase ¥0.5 billion compared with the previous fiscal year. Adjustments included a ¥2.4 billion rise in trade receivables to ¥4.9 billion, and a ¥1.0 billion increase in inventories to ¥4.0 billion.

Net cash used in investing activities was largely unchanged from the previous fiscal year and amounted to ¥20.3 billion. Primary components of this in the fiscal year under review were ¥99.4 billion in proceeds from the sales of marketable securities, ¥95.7 billion in purchases of marketable securities, ¥21.3 billion in capital expenditures, and ¥3.0 billion in payment for purchase of investment securities.

Net cash used in financing activities increased year on year by ¥4.6 billion, from ¥6.2 billion to ¥10.8 billion. Principal factors were a decrease in short-term bank loans to ¥2.5 billion, down from an increase in short-term bank loans of ¥1.7 billion in fiscal 2006, ¥6.0 billion for the repurchase of the Company's stock, and ¥2.5 billion in dividends paid. As a result of the foregoing, cash and cash equivalents at the end of the year totaled ¥65.4 billion, a ¥2.2 billion decrease from the total at the beginning of the year.

OUTLOOK FOR FISCAL 2008

Despite a positive outlook for robust consumer spending and healthy domestic corporate performances in the coming fiscal year, Unicharm's operating environment is expected to remain murky due to concerns surrounding the high costs of raw materials. In addition, with rapidly expanding markets in Asia, we anticipate competition between global brands to become increasingly tough.

In anticipation of these conditions, Unicharm will remain committed to the basic aims of its 48-month, Sixth Medium-Term Management SAPS Plan, which are to rejuvenate mature markets and vigorously expand business in markets that exhibit growth

Operating Income and Operating Income Ratio



Operating Income (Billions of yen)
Operating Income Ratio (%)
30
24
18
12
6
0
15
12
9
6
3
0
2003
2004
2005
2006
2007

	2003	2004	2005	2006	2007
▬	25.8	30.7	27.3	28.5	29.9
-o-	11.6	12.8	11.1	10.6	9.9

SGA Ratio



(%)
40
32
24
16
8
0
2003
2004
2005
2006
2007

2003	2004	2005	2006	2007
32.9	32.2	33.1	32.8	32.7

Net Income



(Billions of yen)
20
16
12
8
4
0
2003
2004
2005
2006
2007

2003	2004	2005	2006	2007
12.9	16.2	16.4	15.3	15.1

potential by further developing its ability to consistently and accurately grasp customer needs, implement marketing initiatives to create new markets and high brand value, and bolster product development and technological capabilities. In addition, as Unicharm looks to improve its earnings potential further, it will work at drastically revising its cost structure by streamlining expenses and reducing total supply chain costs.

In the baby and child care business, Unicharm will continue to pursue premium product markets in Japan with the addition of medium-sized *Moonyman Sarara Magic* and *Moony Sarara Magic* products, whose extremely fast-absorbing functions fulfill the delicate skin care needs of babies and contribute to the comfort required by active babies. The Company will also offer summertime sweat-absorbent *Moonyman Ase Sukkiri* products in line with seasonal demands.

In the feminine care business, we will work to expand napkin and panty liner sales domestically by significantly improving product functions such as leak-prevention functioning, which is a key feature of the newly released *Cho-Haba-Hiroi Fit Absorbent* napkins from the *Sofy Cho Jukusui Guard 360* addition *Cho Jukusui Guard* series. With panty liners, we will focus on enhancing the "stay-in-place" performance of our *Sofy Fuwagokochi* and *Sofy Fuwagokochi Catechin Deodorant* panty liners. Turning to the completely revamped *Center-In* brand, we will continue to promote new value offerings mainly centered on the *Compact* and *Deodorant Compact* lineups.

In the health care business, we plan to further strengthen *Lifree* brand products based on our proprietary incontinence care concepts by developing a more abundant lineup to meet the diverse needs of consumers. We will likewise implement greater efforts in educating the public about incontinence issues in order to accelerate business expansion beyond the pace of market growth. Addressing the high-growth market of light incontinence products, where even further growth is expected owing to Japan's increasing population of healthy and active senior citizens, Unicharm will continue to pursue new market generation around the launch of its first absorbent underwear product, *Lifree Slim Wear*, for the light incontinence concerns of healthy older people.

In the clean & fresh business, Unicharm will renew the product packaging of *Wave* brand sheet cleaners, *Wave Handy-Wiper* and *Aller-Care Wave*, and continue to encourage new cleaning customs, while persuading consumers to realize the special features our products offer and thereby obtain new customers.

In the pet care business, we see societal trends such as aging populations and the tendency of people to marry later in life as paving the way for an increase in pet ownership and the increasing number of people who seek the companionship of pets. Furthermore, we consider the growing population of retired baby-boomers as a main factor in the acceleration of the pet-ownership trend. Against this backdrop, we will continue to develop markets and products to meet the unique needs of pets and their owners by promoting enhanced product lineups and sales of products for Japan's demographic wave of indoor, petite, aging and overweight pets.

Turning to overseas business, the Company plans to focus on outpacing market growth in mainstay East Asian markets. Specific efforts will include further market penetration of premium feminine care and baby care product brands *Sofy* and *Mamny Poko*. With proactive sales activities targeting these brands, we hope to realize growth in both sales and income. At the same time, we will take steps to upgrade our production and supply structure in order to keep pace with rapidly expanding Asian markets. In the health care industry, our aggressive efforts in Taiwan and Thailand aimed at developing a market for *Lifree* brand adult, pants-type disposable diapers will facilitate the cultivation these regions as a third overseas business pillar. Furthermore, we will continue to fulfill our full-scale entry into the Vietnamese market following the establishment of a napkin production facility there to better provide local markets with Unicharm products.

In Middle Eastern and North African markets, the Company will integrate the selling power of Unicharm Gulf Hygienic Industries Ltd. with the product development and marketing capabilities of Unicharm to begin full-scale development of feminine care and baby and child care products mainly for Saudi Arabia in the Middle East and North African regions, where growth is highly anticipated. Following Asia, we will work to fortify our business foundation in these regions with the aim of accelerating the expansion of overseas business profits.

Total Equity, Equity Ratio



Total Equity (Billions of yen)
Equity Ratio (%)
200
160
120
80
40
0
70
65
60
55
50
45

	2003	2004	2005	2006	2007
▬	113.1	123.7	137.7	151.2	177.0
-○-	60.2	59.2	63.9	60.4	65.9

ROE



(%)
15
12
9
6
3
0

2003	2004	2005	2006	2007
11.6	13.7	12.5	10.6	9.6

ROA



(%)
10
8
6
4
2
0

2003	2004	2005	2006	2007
6.9	7.8	7.6	6.1	5.6

BUSINESS RISKS

The business performance of Unicharm and the Unicharm Group (the Company) are subject to a variety of potential risks, with major considerations outlined below. This section contains various forward-looking statements that represent the opinions of Unicharm as of the fiscal year ended March 31, 2007.

1. Market Competition

Unicharm anticipates both product and price competition to become increasingly severe in Unicharm's core markets, both overseas and domestically. Given the nature of consumer products, Unicharm's core products are constantly exposed to fierce price competition and successive new product releases by competitors.

The selling environment is heavily impacted by Unicharm's marketing efforts and activities, as well as those of its competitors. Unicharm's business performance may be affected in light of expectations for increasingly fierce market competition.

2. Changing Domestic Demographics

Due to Japan's declining birthrate and aging population, the percentage of babies and menstruating women in Japan continues to fall. As a result, Unicharm's business performance may be affected by a decline in domestic demand for Unicharm's mainstay baby care and feminine care products.

3. Overseas Operations

Unicharm currently undertakes product manufacturing in Thailand, Indonesia, Taiwan, South Korea, China, the Netherlands, and Saudi Arabia. The Company is therefore subject to a number of risks inherent in overseas business development. These include changes in raw material prices and demand due to fluctuating exchange rates, as well as changes in the economic and regulatory environment due to foreign governments. There is also the possibility of political or social instability in overseas countries. Unicharm's business performance may be affected by any or all of these factors.

4. Raw Material Price Fluctuation

As a manufacturer, Unicharm is directly subject to fluctuating raw material prices. Unicharm currently purchases raw materials from several outside suppliers and procures pulp and certain other raw materials from overseas sources. These transactions are generally conducted on a dollar basis. Despite Unicharm's efforts to minimize exchange rate fluctuations through payment netting and exchange hedging, there is a risk that Unicharm's costs for raw materials could significantly increase. These factors may consequently impact Unicharm's business performance.

5. Market Response to Product Reliability

As a manufacturer and purveyor of consumer products, Unicharm considers issues related to product quality, safety, and the raw materials used in its products to be of vital importance. Complaints about product reliability and safety, especially, could be linked to a sudden drop in sales and negatively impact Unicharm's business results. Although, Unicharm has never been subject to large-sum compensation or had to face significant issues regarding complaints, it cannot guarantee the absence of such issues in the future. If such an issue were to arise, Unicharm's business performance may be affected.

6. Protection of Patents, Trademarks and Other Intellectual Property Rights

Unicharm is subject to risk of significant loss caused by the infringement of intellectual property rights held by the Company. In contrast, there is also the possibility that Unicharm may unknowingly infringe upon the intellectual property rights of a third party. In the event that either of these incidents should occur, Unicharm's business performance may be affected.

7. Environmental Issues

As a product manufacturer, Unicharm is expected to abide by certain environmental standards both in Japan and overseas. These standards include the handling and disposal of air pollution, CO_2 emissions, effluent emissions and waste matter.

Although Unicharm believes there is no negative impact on its performance or financial standing from current laws and regulations, there is the possibility that future legal restrictions may affect its business performance.

8. Buy-outs, Tie-ups and Other Forms of Business Elimination and Consolidation

Unicharm aims to maximize corporate value through the effective use of continuously held management resources. Based on this goal, there is the possibility that under Unicharm's corporate activities, it will engage in business acquisitions and capital subscriptions, tie-ups with other companies, business elimination and consolidation, and rationalization and spin offs. In the event that Unicharm decides to implement any of the foregoing measures, the Company's future business structure and business performance may be affected.

9. Information Leakage

Unicharm possesses a variety of information, including personal information acquired through confidentiality agreements or in accordance with the consent of customers and clients. Accordingly, Unicharm has established an information security policy and stipulated corporate behavioral guidelines and other rules to attain a secure information environment, and strives for full compliance by thoroughly disseminating such rules to directors and employees. However, in the event of information leakage, Unicharm may lose credibility and its business performance may be affected.

Consolidated Balance Sheets

Unicharm Corporation and Subsidiaries March 31, 2007, 2006 and 2005

	Millions of yen			Thousands of U.S. dollars (Note 1)
ASSETS	**2007**	2006	2005	**2007**
CURRENT ASSETS:				
Cash and cash equivalents	**¥ 65,449**	¥ 67,649	¥ 56,359	**$ 554,653**
Marketable securities (Note 3)	**13,112**	12,744	1,904	**111,119**
Notes and accounts receivables:				
Trade	**38,012**	33,160	29,076	**322,136**
Allowance for doubtful accounts	**(71)**	(68)	(127)	**(602)**
Inventories (Note 4)	**20,376**	16,177	12,073	**172,678**
Deferred tax assets (Note 12)	**2,639**	2,642	2,048	**22,364**
Other current assets	**3,071**	2,680	3,324	**26,025**
Total current assets	**142,588**	134,984	104,657	**1,208,373**
PROPERTY, PLANT AND EQUIPMENT:				
Land (Notes 5 and 6)	**9,975**	10,143	9,930	**84,534**
Buildings and structures (Note 6)	**52,382**	49,204	47,063	**443,915**
Machinery and equipment	**137,364**	120,522	111,990	**1,164,102**
Furniture and fixtures (Note 6)	**5,951**	5,280	4,483	**50,432**
Construction in progress	**4,333**	3,425	511	**36,720**
Total	**210,005**	188,574	173,977	**1,779,703**
Accumulated depreciation	**(123,280)**	(111,463)	(101,178)	**(1,044,745)**
Net property, plant and equipment	**86,725**	77,111	72,799	**734,958**
INVESTMENTS AND OTHER ASSETS:				
Investment securities (Note 3)	**29,517**	29,519	28,349	**250,144**
Investments in affiliates	**87**	81	396	**737**
Goodwill	**2,725**	2,677		**23,093**
Software (Note 6)	**1,177**	1,322	1,845	**9,975**
Intangibles	**126**	266	492	**1,068**
Deferred tax assets (Note 12)			177	
Deferred tax assets—land revaluation (Notes 5 and 12)	**223**	227	212	**1,890**
Other assets	**5,768**	4,739	7,402	**48,881**
Allowance for doubtful accounts	**(173)**	(571)	(964)	**(1,466)**
Total investments and other assets	**39,450**	38,260	37,909	**334,322**
TOTAL	**¥ 268,763**	¥ 250,355	¥ 215,365	**$ 2,277,653**

See notes to consolidated financial statements.

LIABILITIES AND EQUITY	Millions of yen 2007	2006	2005	Thousands of U.S. dollars (Note 1) 2007
CURRENT LIABILITIES:				
Short-term bank loans (Note 7)	**¥ 6,856**	¥ 8,614	¥ 5,636	**$ 58,102**
Current portion of long-term debt (Note 7)	**126**	63	1,267	**1,068**
Notes and accounts payable:				
Trade	**56,031**	49,665	42,952	**474,839**
Others	**519**	759	793	**4,398**
Income taxes payable (Note 12)	**3,048**	6,723	2,847	**25,831**
Accrued expenses	**8,101**	6,105	5,250	**68,653**
Other current liabilities	**690**	716	1,000	**5,847**
Total current liabilities	**75,371**	72,645	59,745	**638,737**
LONG-TERM LIABILITIES:				
Long-term debt (Note 7)	**1,739**	677	345	**14,737**
Liability for retirement benefits (Note 8)	**7,484**	6,877	6,023	**63,424**
Guarantee deposits from customers	**1,989**	1,962	1,936	**16,856**
Deferred tax liabilities (Note 12)	**4,742**	2,476		**40,186**
Other long-term liabilities	**389**	231	472	**3,297**
Total long-term liabilities	**16,343**	12,223	8,776	**138,500**
MINORITY INTERESTS		14,304	9,147	
COMMITMENTS AND CONTINGENT LIABILITIES (Notes 14, 15 and 16):				
EQUITY (Notes 9 and 18):				
Common stock, authorized, 275,926,364 shares in 2007 and 2006, 196,390,411 shares in 2005; issued, 68,981,591 shares in 2007, 2006 and 2005	**15,993**	15,993	15,993	**135,534**
Capital surplus	**18,591**	18,591	18,591	**157,551**
Retained earnings	**140,547**	128,107	114,411	**1,191,076**
Land revaluation difference, net of tax (Note 5)	**(324)**	(330)	(309)	**(2,746)**
Unrealized gains on available-for sale securities, net of taxes (Note 3)	**6,960**	6,289	3,934	**58,983**
Deferred gain on derivatives under hedge accounting	**5**			**42**
Foreign currency translation adjustments	**2,514**	(362)	(2,799)	**21,305**
Treasury stock—at cost shares: 4,556,375 in 2007, 3,611,190 in 2006, 2,509,451 in 2005	**(23,120)**	(17,105)	(12,124)	**(195,932)**
Total	**161,166**	151,183	137,697	**1,365,213**
Minority interests	**15,883**			**134,602**
Total equity	**177,049**	151,183	137,697	**1,500,415**
Total	**¥268,763**	¥250,355	¥215,365	**$2,277,653**

Consolidated Statements of Income

Unicharm Corporation and Subsidiaries Years Ended March 31, 2007, 2006 and 2005

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2007	2006	2005	2007
NET SALES	¥301,880	¥270,380	¥246,051	$2,558,305
COST OF SALES (Note 13)	173,239	153,264	137,341	1,468,127
Gross profit	128,641	117,116	108,710	1,090,178
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (Notes 11, 13 and 19)	98,711	88,585	81,425	836,534
Operating income	29,930	28,531	27,285	253,644
OTHER INCOME (EXPENSES):				
Interest and dividend income	853	494	506	7,229
Interest expense	(413)	(305)	(315)	(3,500)
Foreign exchange gain	338	518	201	2,864
Loss on write-down of investment securities	(8)	(3)		(68)
Gain on transfer of the substitutional portion of the governmental pension program (Note 8)			3,886	
Charge for transitional obligation for employees' retirement benefits (Note 8)			(951)	
Impairment loss (Note 6)		(281)	(2,248)	
Sales discount	(1,221)	(1,021)		(10,347)
Other—net (Note 19)	(400)	634	233	(3,392)
Other income (expenses)—net	(851)	36	1,312	(7,212)
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	29,079	28,567	28,597	246,432
INCOME TAXES (Note 12):				
Current	10,062	11,014	7,985	85,271
Deferred	1,890	451	2,663	16,017
Total income taxes	11,952	11,465	10,648	101,288
MINORITY INTERESTS IN NET INCOME	2,068	1,814	1,567	17,525
NET INCOME	¥ 15,059	¥ 15,288	¥ 16,382	$ 127,619

	Yen			U.S. dollars
	2007	2006	2005	2007
PER SHARE OF COMMON STOCK (Notes 2. r. and 17):				
Net income	¥232.31	¥ 229.34	¥ 244.25	$1.97
Diluted net income	232.17	229.00	242.69	1.97
Cash dividends applicable to the year	44.0	32.00	30.00	0.37

See notes to consolidated financial statements.

Consolidated Statements of Changes in Equity

Unicharm Corporation and Subsidiaries Years Ended March 31, 2007, 2006 and 2005

	Thousands	Millions of yen										
	Outstanding Number of Shares of Common Stock	Common Stock	Capital Surplus	Retained Earnings	Unrealized Gain on Available-for-Sale Securities	Deferred Gain on Derivatives under Hedge Accounting	Land Revaluation Difference	Foreign Currency Translation Adjustments	Treasury Stock	Total	Minority Interests	Total Equity
BALANCE, APRIL 1, 2004	66,474,997	¥15,993	¥18,591	¥101,832	¥4,109	¥	¥(2,053)	¥(2,654)	¥(12,109)	¥123,709	¥	¥123,709
Net income				16,382						16,382		16,382
Cash dividends, ¥29.00 per share				(1,928)						(1,928)		(1,928)
Bonuses to directors and corporate auditors				(131)						(131)		(131)
Land revaluation difference, net of tax (Note 5)				(1,744)			1,744					
Net decrease in unrealized gain on available-for-sale securities					(175)					(175)		(175)
Net decrease in foreign currency translation adjustments								(145)		(145)		(145)
Treasury stock acquired—net	(2,857)								(15)	(15)		(15)
BALANCE, MARCH 31, 2005	66,472,140	15,993	18,591	114,411	3,934		(309)	(2,799)	(12,124)	137,697		137,697
Net income				15,288						15,288		15,288
Cash dividends, ¥31.00 per share				(2,043)						(2,043)		(2,043)
Bonuses to directors and corporate auditors				(109)						(109)		(109)
Increase in retained earnings due to fiscal year-end change for subsidiaries (Note 2.a)				539						539		539
Land revaluation difference, net of tax (Note 5)				21			(21)					
Net increase in unrealized gain on available-for-sale securities					2,355					2,355		2,355
Net increase in foreign currency translation adjustments								2,437		2,437		2,437
Treasury stock acquired—net	(1,101,739)								(4,981)	(4,981)		(4,981)
BALANCE, MARCH 31, 2006	65,370,401	15,993	18,591	128,107	6,289		(330)	(362)	(17,105)	151,183		151,183
Reclassified balance as March 31, 2006 (Note 2.j)											14,304	14,304
Net income				15,059						15,059		15,059
Cash dividends, ¥38.00 per share				(2,463)						(2,463)		(2,463)
Bonuses to directors and corporate auditors				(150)						(150)		(150)
Land revaluation difference, net of tax (Note 5)				(6)			6					
Net increase in unrealized gain on available-for-sale securities					671					671		671
Net increase in foreign currency translation adjustments								2,876		2,876		2,876
Treasury stock acquired, net (Note 9)	(945,185)								(6,015)	(6,015)		(6,015)
Net change in the year						5				5	1,579	1,584
BALANCE, MARCH 31, 2007	**64,425,216**	**¥15,993**	**¥18,591**	**¥140,547**	**¥6,960**	**¥5**	**¥ (324)**	**¥ 2,514**	**¥(23,120)**	**¥161,166**	**¥15,883**	**¥177,049**
		Thousands of U.S. dollars (Note 1)										
BALANCE, MARCH 31, 2006		$135,534	$157,551	$1,085,652	$53,297	$	$(2,797)	$ (3,068)	$(144,957)	$1,281,212	$	$1,281,212
Reclassified balance as March 31, 2006 (Note 2.j)											121,220	121,220
Net income				127,619						127,619		127,619
Cash dividends, $0.32 per share				(20,873)						(20,873)		(20,873)
Bonuses to directors and corporate auditors				(1,271)						(1,271)		(1,271)
Land revaluation difference, net of tax (Note 5)				(51)			51					
Net increase in unrealized gain on available-for-sale securities, net of tax					5,686					5,686		5,686
Net increase in foreign currency translation adjustments								24,373		24,373		24,373
Treasury stock acquired, net (Note 9)									(50,975)	(50,975)		(50,975)
Net change in the year						42				42	13,382	13,424
BALANCE, MARCH 31, 2007		**$135,534**	**$157,551**	**$1,191,076**	**$58,983**	**$42**	**$(2,746)**	**$21,305**	**$(195,932)**	**$1,365,813**	**$134,602**	**$1,500,415**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Unicharm Corporation and Subsidiaries Years Ended March 31, 2007, 2006 and 2005

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2007	2006	2005	2007
OPERATING ACTIVITIES:				
Income before income taxes and minority interests	¥ 29,079	¥ 28,567	¥ 28,597	$ 246,432
Adjustments for:				
Income taxes—paid	(13,709)	(7,192)	(14,567)	(116,178)
Depreciation and amortization	13,185	13,063	12,330	111,737
Gain on transfer of the substitutional portion of the governmental pension program			(3,886)	
Net periodic retirement benefit costs	381	853	862	3,229
Loss on write-down of investment securities	8	3		68
Loss on disposals and sales of property, plant and equipment	792	935	1,557	6,712
Increase in trade receivables	(4,851)	(2,389)	(60)	(41,110)
(Increase) decrease in inventories	(3,957)	(1,821)	348	(33,534)
Increase (decrease) in trade payables	2,577	3,442	(2,134)	21,839
Increase (decrease) in other current liabilities	5,092	2,772	(1,045)	43,153
Impairment loss		281	2,248	
Other—net	(239)	(1,625)	(3,643)	(2,026)
Total adjustments	(721)	8,322	(7,990)	(6,110)
Net cash provided by operating activities	28,358	36,889	20,607	240,322
INVESTING ACTIVITIES:				
Proceeds from sales and redemption of marketable securities	99,428	40,299	4,103	842,610
Proceeds from sale of property, plant and equipment	568	418	4,647	4,814
Purchases of marketable securities	(95,689)	(47,559)	(1,571)	(810,924)
Capital expenditures	(21,307)	(13,609)	(13,737)	(180,568)
Payment for purchase of investment securities	(3,013)	(3,858)	(3,011)	(25,534)
Payment for acquisition of a subsidiary	(575)	(4,214)		(4,873)
Proceeds from sales and redemption of investment securities	136	4,654	1,016	1,153
Repayment from cancellation of insurance contracts as investments		2,930		
Decrease in other assets	123	688	116	1,042
Net cash used in investing activities	(20,329)	(20,251)	(8,437)	(172,280)
FORWARD	¥ 8,029	¥ 16,638	¥ 12,170	$ 68,042

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2007	2006	2005	2007
FORWARD	¥ 8,029	¥ 16,638	¥ 12,170	$ 68,042
FINANCING ACTIVITIES:				
Increase (decrease) in short-term bank loans	(2,500)	1,689	1,032	(21,186)
Proceeds from long-term debt	1,177	35	25	9,975
Repayments of long-term debt	(65)	(1,258)	(254)	(551)
Cash dividends paid	(2,461)	(2,049)	(1,928)	(20,857)
Investment from minority interests		965	1,256	
Additional acquisition of the subsidiaries' stock from minority interest		(132)		
Repurchase of the Company's stock	(6,015)	(4,981)	(15)	(50,975)
Cash dividends paid to minority interests	(932)	(488)	(324)	(7,898)
Net cash used in financing activities	(10,796)	(6,219)	(208)	(91,492)
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	567	499	(37)	4,806
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(2,200)	10,918	11,925	(18,644)
CASH AND CASH EQUIVALENTS, DUE TO FISCAL YEAR-END CHANGE FOR SUBSIDIARIES (Note 2. a)		372		
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	67,649	56,359	44,434	573,297
CASH AND CASH EQUIVALENTS, END OF YEAR	¥ 65,449	¥ 67,649	¥ 56,359	$ 554,653
ADDITIONAL INFORMATION:				
Payment for acquisition of Unicharm Gulf Hygienic Industries Ltd., net of cash acquired (Note 2. a)		¥ 4,214		
Assets acquired		7,275		
Goodwill		2,711		
Liabilities assumed		(3,873)		
Minority interests		(1,667)		
Cash paid for the capital		4,446		
Cash and cash equivalents in this subsidiary		(232)		
Cash and cash equivalents, due to fiscal year-end change for subsidiaries		¥ 4,214		

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Unicharm Corporation and Subsidiaries Years Ended March 31, 2007, 2006 and 2005

1. BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

On December 27, 2005, the Accounting Standards Board of Japan (ASBJ) published a new accounting standard for the statement of changes in equity, which is effective for fiscal year ending on or after May 1, 2006.

The consolidated statement of shareholders' equity, which was previously voluntarily prepared in line with the international accounting practices, is now required under generally accepted accounting principles in Japan and has been renamed "the consolidated statement of changes in equity" in the current fiscal year.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form that is more familiar to readers outside Japan. In addition, certain reclassifications have been made in the 2006 and 2005 consolidated financial statements to conform to the classifications used in 2007.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which Unicharm Corporation (the "Company") is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥118 to $1, the approximate rate of exchange at March 31, 2007. Such translations should not be construed as representation that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Consolidation

The consolidated financial statements include the accounts of the Company and all 26 (24 in 2006 and 2005) subsidiaries (together, the "Group").

Under the control or influence concept, those companies in which the Company, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which the Group has the ability to exercise significant influence are accounted for by the equity method.

During the year ended March 31, 2006, one affiliated company accounted for by the equity method in prior periods became a subsidiary since the Company acquired additional equity. In addition, the Company acquired one subsidiary (Unicharm Gulf Hygienic Industries Ltd.).

During the fiscal year ended March 31, 2007, the Company established UNI-CHARM (VIETNAM) Co., Ltd. and included it in the scope of consolidation. In addition, since the Company's consolidated subsidiary, Unicharm Products Co., Ltd., acquired Mew Products Co., Ltd., Mew Products Co., Ltd. was included in Unicharm's scope of consolidation.

Investment in one affiliate (one in 2006 and two in 2005) is accounted for by the equity method.

United Charm Co., Ltd., Uni-Charm (Thailand) Co., Ltd. and another two of the Company's foreign subsidiaries have changed their fiscal year end from December 31 to March 31, which was effective for the year ended March 31, 2006. The Company accounted for the financial results of the three-month period from January 1 to March 31, 2005 of these subsidiaries as an adjustment to retained earning as of April 1, 2005, which amounted to ¥539 million, and accounted for cash flows as cash and cash equivalents, which amounted to ¥372 million in 2006.

The accounting settlement of consolidated subsidiaries and equity-method affiliates is the same as the date of the consolidated accounting settlement, excluding nine overseas subsidiaries and one domestic subsidiary (ten in 2006 and nine in 2005) that close accounts on December 31. In the consolidated financial statements, therefore, the Company uses the financial statements as of March 31, 2007 and makes necessary adjustments for important transactions that occurred during the time difference from the date of the consolidated accounting settlement.

The excess of the cost of the Company's investments in subsidiaries and affiliates accounted for by the equity method over its equity in the net assets at the respective dates of acquisition, goodwill, is amortized using the straight-line method over a period of less than 20 years in 2007 and 2006, and 5 years in 2005, which is the estimated available life.

The Company has adopted a revised method for acquisitions during or after the fiscal year 2006, in which goodwill is amortized over the effective investment period, calculated on an individual basis, using the straight-line method up to a maximum of 20 years. In order to expand business in the strategic areas of Asia and the Middle East, the Company acquired a 51% interest in Gulf Hygienic Industries Ltd. in Saudi Arabia in December 2005. As a result of this acquisition and possible future business expansion through additional mergers and acquisitions, the Company believes it is necessary for the effective investment life to be more than 20 years.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Group is eliminated.

b. Cash Equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include time deposits, certificate of deposits, commercial paper and bond funds, all of which mature or become due within three months of the date of acquisition.

c. Inventories

Inventories are stated at cost substantially determined by the average method.

d. Allowance for Doubtful Accounts

The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding.

e. Marketable and Investment Securities

Marketable and investment securities are classified and accounted for, depending on management's intent, as follows: (1) held-to-maturity debt securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity, are reported at amortized cost, and (2) available-for-sale securities, which are not classified as the aforementioned securities, are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of equity.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average method.

For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

f. Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment of the Company and its domestic subsidiaries is computed substantially by the declining-balance method at rates based on the estimated useful lives of the assets, while the straight-line method is applied to buildings acquired after April 1, 1998 and the property, plant and equipment of foreign subsidiaries. The range of useful lives is principally from 2 to 60 years for buildings and structures, from 2 to 20 years for machinery and equipment and from 2 to 20 years for furniture and fixtures.

g. Long-lived Assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

h. Retirement and Pension Plans

The Company and certain consolidated subsidiaries have contributory funded defined benefit pension plans and unfunded retirement benefit plans for employees. Other consolidated subsidiaries have unfunded retirement benefit plans.

Effective April 1, 2000, the Company and its domestic subsidiaries adopted a new accounting standard for employees' retirement benefits and accounted for the liability for retirement benefits based on the projected benefit obligations and plan assets at the balance sheet date.

The transitional obligation of ¥6,458 million, determined as of April 1, 2000, is being amortized over five years and the annual amortization is presented as other expenses in the consolidated statements of income.

The Company also provided for retirement benefits to directors and corporate auditors determined based on its internal rules that are calculated as the estimated amount to be paid if all directors and corporate auditors retired at each balance sheet date.

i. Presentation of Equity

On December 9, 2005, the ASBJ published a new accounting standard for presentation of equity. Under this accounting standard, certain items which were previously presented as liabilities are now presented as components of equity. Such items include stock acquisition right, minority interests, and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ending on or after May 1,2006. The consolidated balance sheet as of March 31,2007 is presented in line with this new accounting standard.

j. Research and Development Costs

Research and development costs are charged to income as incurred.

k. Leases

All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.

l. Bonuses to Directors and Corporate Auditors

Prior to the fiscal year ended March 31, 2005, bonuses to directors and corporate auditors were accounted for as a reduction of retained earnings in the fiscal year following approval at the general shareholders meeting. The ASBJ issued ASBJ Practical Issues Task Force (PITF) No. 13, "Accounting treatment for bonuses to directors and corporate auditors", which encouraged companies to record bonuses to directors and corporate auditors on the accrual basis with a related charge to income, but still permitted the direct reduction of such bonuses from retained earnings after approval of the appropriation of retained earnings.

The ASBJ replaced the above accounting pronouncement by issuing a new accounting standard for bonuses to directors and corporate auditors on November 29, 2005. Under the new accounting standard, bonuses to directors and corporate auditors must be expensed and are no longer allowed to be directly charged to retained earnings. This accounting standard is effective for fiscal years ending on or after May 1, 2006. The companies must accrue bonuses to directors and corporate auditors at the year end to which such bonuses are attributable.

The company adopted the new accounting standard for bonuses to directors and corporate auditors in the year ended March 31, 2007. The effect of this accounting standard was to decrease income before income taxes and minority interests for the year ended March 31, 2007 by ¥192 million ($1,627 thousand).

m. Income Taxes

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

n. Appropriations of Retained Earnings

Appropriations of retained earnings at year end are reflected in the consolidated financial statements for the following year upon shareholders' approval.

o. Foreign Currency Transactions

All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the consolidated income statement to the extent that they are not hedged by forward exchange contracts.

p. Foreign Currency Financial Statements

The balance sheet accounts of the consolidated foreign subsidiaries are translated into Japanese yen at the current exchange rate as of the balance sheet date except for equity, which is translated at the historical rate.

Differences arising from such translation were shown as "Foreign currency translation adjustments" in a separate component of equity.

Revenue and expense accounts of consolidated foreign subsidiaries are translated into yen at the average exchange rate.

q. Derivatives and Hedging Activities

The Group uses derivative financial instruments to manage its exposure to fluctuations in foreign exchange. Foreign exchange forward contracts and currency options are utilized by the Group to reduce foreign currency exchange risks. The Group does not enter into derivatives for trading or speculative purposes.

Derivative financial instruments and foreign currency transactions are classified and accounted for as follows: (a) all derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the consolidated income statement and (b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

The foreign currency forward contracts and currency options are utilized to hedge foreign currency exposures in procurement of raw materials from import purchases. Trade payables denominated in foreign currencies are translated at the contracted rates if the forward contracts qualify for hedge accounting. Forward contracts applied for forecasted transactions are measured at fair value, but the unrealized gains/losses are deferred until the underlying transactions are completed.

r. Per Share Information

Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

The weighted-average number of common shares used in the computation was 64,821,907 shares for 2007, 65,775,016 shares for 2006 and 66,473,685 shares for 2005.

Diluted net income per share reflects the potential dilution that could occur if securities were exercised or converted into common stock (including subsidiaries' common stock). Diluted net income per share of common stock assumes full conversion of the outstanding convertible notes and bonds at the beginning of the year (or at the time of issuance) with an applicable adjustment for related interest expense, net of tax, and full exercise of outstanding warrants.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year.

s. New Accounting Pronouncements

Measurement of Inventories—Under generally accepted accounting principles in Japan ("Japanese GAAP"), inventories are currently measured either by the cost method, or at the lower of cost or market. On July 5, 2006, the ASBJ issued ASBJ Statement No. 9, "Accounting Standard for Measurement of Inventories", which is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted. This standard requires that inventories held for sale in the ordinary course of business be measured at the lower of cost or net selling value, which is defined as the selling price less additional estimated manufacturing costs and estimated direct selling expenses. The replacement cost may be used in place of the net selling value, if appropriate. The standard also requires that inventories held for trading purposes be measured at the market price.

Lease Accounting—On March 30, 2007, the ASBJ issued ASBJ Statement No.13, "Accounting Standard for Lease Transactions", which revised the existing accounting standard for lease transactions issued on June 17, 1993.

Under the existing accounting standard, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, however, other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the note to the lessee's financial statements.

The revised accounting standard requires that all finance lease transactions should be capitalized. The revised accounting standard for lease transactions is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted for fiscal years beginning on or after April 1, 2007.

Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements—Under Japanese GAAP, a company currently can use the financial statements of foreign subsidiaries which are prepared in accordance with generally accepted accounting principles in their respective jurisdictions for its consolidation process unless they are clearly unreasonable. On May 17, 2006, the ASBJ issued ASBJ Practical Issues Task Force (PITF) No. 18, "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements". The new task force prescribes: 1) the accounting policies and procedures applied to a parent company and its subsidiaries for similar transactions and events under similar circumstances should in principle be unified for the preparation of the consolidated financial statements, 2) financial statements prepared by foreign subsidiaries in accordance with either International Financial Reporting Standards or the generally accepted accounting principles in the United States tentatively may be used for the consolidation process, 3) however, the following items should be adjusted in the consolidation process so that net income is accounted for in accordance with Japanese GAAP unless they are not material;

(1) Amortization of goodwill
(2) Actuarial gains and losses of defined benefit plans recognized outside profit or loss
(3) Capitalization of intangible assets arising from development phases
(4) Fair value measurement of investment properties, and the revaluation model for property, plant and equipment, and intangible assets
(5) Retrospective application when accounting policies are changed
(6) Accounting for net income attributable to a minority interest

The new task force is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted.

3. MARKETABLE AND INVESTMENT SECURITIES

Marketable and investment securities at March 31, 2007, 2006 and 2005 consisted of the following:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Current:				
Government and corporate bonds		¥ 10	¥ 343	
Trust fund investments and other	¥13,112	12,734	1,561	$111,119
Total	¥13,112	¥12,744	¥ 1,904	$111,119
Non-current:				
Marketable equity securities	¥18,309	¥14,236	¥ 9,802	$155,161
Government and corporate bonds	2,000	2,000	15,090	16,949
Trust fund investments and other	9,208	13,283	3,457	78,034
Total	¥29,517	¥29,519	¥28,349	$250,144

The carrying amounts and aggregate fair values of marketable and investment securities at March 31, 2007, 2006 and 2005 are as follows:

	Millions of yen			
March 31, 2007	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as:				
Available-for-sale:				
Equity securities	¥ 5,485	¥12,832	¥ 8	¥18,309
Debt securities and other	13,225	2	1,063	12,164
Held-to-maturity	2,000		88	1,912
Total	¥20,710	¥12,834	¥1,159	¥32,385

March 31, 2006	Millions of yen Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as:				
Available-for-sale:				
Equity securities	¥ 2,477	¥11,760	¥ 1	¥14,236
Debt securities and other	14,662	1	1,133	13,530
Held-to-maturity	10			10
Total	¥17,149	¥11,761	¥1,134	¥27,776

March 31, 2005	Millions of yen Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as:				
Available-for-sale:				
Equity securities	¥ 2,479	¥ 7,327	¥ 4	¥ 9,802
Debt securities	15,537	15	684	14,868
Held-to-maturity	10			10
Total	¥18,026	¥ 7,342	¥ 688	¥24,680

March 31, 2007	Thousands of U.S. dollars Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as:				
Available-for-sale:				
Equity securities	$ 46,483	$108,746	$ 68	$155,161
Debt securities and other	112,076	17	9,008	103,085
Held-to-maturity	16,949		746	16,203
Total	$175,508	$108,763	$9,822	$274,449

Available-for-sale securities and held-to-maturity securities whose fair value is not readily determinable as of March 31, 2007, 2006 and 2005 were as follows:

	Carrying Amount			
	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Available-for-sale:				
Equity securities	¥ 274	¥ 379	¥ 281	$ 2,322
Debt securities and other	3,084	3,108	3,166	26,136
Held-to-maturity	6,798	11,000	2,126	57,610
Total	¥10,156	¥14,487	¥5,573	$86,068

Proceeds from sales of available-for-sale securities for the years ended March 31, 2007, 2006 and 2005 were ¥6,150 million ($52,119 thousand), ¥20,370 million and ¥9,643 million, respectively. Gross realized gains on these sales, computed according to the moving-average cost , was ¥89 million ($754 thousand) for the year ended March 31, 2007. Gross realized gains on and losses on these sales, computed according to the moving-average cost, were ¥880 million and ¥10 million, respectively, for the year ended March 31, 2006, and ¥24 million and ¥12 million, respectively, for the year ended March 31, 2005 respectively.

The carrying values of debt securities by contractual maturities for securities classified as available-for-sale and held-to-maturity at March 31, 2007, are as follows:

	Millions of yen		Thousands of U.S. dollars	
	Available-for-Sale	Held-to-Maturity	Available-for-Sale	Held-to-Maturity
Due in one year or less	¥ 6,314	¥6,798	$ 53,508	$57,610
Due after one year through five years	1,908		16,170	
Due after five years through ten years				
Due after ten years	3,942	2,000	33,407	16,949
Total	¥12,164	¥8,798	$103,085	$74,559

The carrying amounts of securities pledged as a deposit for a real estate business were ¥10 million for the year ended March 31, 2005.

4. INVENTORIES

Inventories at March 31, 2007, 2006 and 2005 consisted of the following:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Merchandise and finished products	¥11,515	¥ 9,188	¥ 7,970	$ 97,585
Work in process	323	328	226	2,737
Raw materials	7,457	6,036	3,335	63,195
Supplies	1,081	625	542	9,161
Total	¥20,376	¥16,177	¥12,073	$172,678

5. LAND REVALUATION

Under the "Law of Land Revaluation," promulgated on March 31, 1998 and revised on March 31, 1999 and 2001, the Company elected a one-time revaluation of its own-use land to a value based on real estate appraisal information as of March 31, 2001.

The resulting "land revaluation difference" represents unrealized appreciation of land and is stated, net of income taxes, as a component of equity. There is no effect on the consolidated statement of income. Continuous readjustment is not permitted unless the land value subsequently declines significantly such that the amount of the decline in value should be removed from the land revaluation diminish account and related deferred tax assets.

In the case when land is sold or the Company recognizes an impairment loss, the land revaluation difference account will be reversed.

As at March 31, 2007, the carrying amount of the land after the above one-time revaluation exceeded the market value by ¥441 million.

6. LONG-LIVED ASSETS

The Group reviewed its long-lived assets for impairment as of the year ended March 31, 2005 and, as a result, recognized an impairment loss of ¥2,248 million as other expenses for certain leisure facilities and certain idle facilities in Kagawa Prefecture due to continuous operating losses at those facilities and the carrying amount of the relevant land, buildings and others were written down to the recoverable amount. The recoverable amounts of the land, buildings and others were measured at their value in use, and the discount rate used for computation of present value of future cash flows was 4.3%; and the recoverable amounts of the idle facilities were measured at their net selling price determined by quotation from a third-party vendor.

The Group reviewed its long-lived assets for impairment as of the year ended March 31, 2006 and, as a result, recognized an impairment loss of ¥281 million as other expenses for certain software which was written down to the recoverable amount. The recoverable amount of the software was measured at its value in use, and the discount rate used for computation of present value of future cash flows was 4.3%.

7. SHORT-TERM BANK LOANS AND LONG-TERM DEBT

Short-term bank loans at March 31, 2007, 2006 and 2005, consisted of notes to banks and bank overdrafts. Short-term loans were made under general security agreements with banks. The annual interest rates applicable to the short-term bank loans ranged from 4.1% to 6.6%, 2.3% to 3.0% and 2.0% to 3.0% at March 31, 2007, 2006 and 2005, respectively.

Long-term debt at March 31, 2007, 2006 and 2005 consisted of the following:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Unsecured 2.35% bonds, due July 2005			¥ 1,000	
Loans from banks and municipal corporations, due serially to 2012 with interest rates ranging from 2.0% to 6.9% in 2007, from 2.0% to 6.8% in 2006 and 2.0% to 2.3% in 2005	¥1,865	¥740	612	$15,805
Total	1,865	740	1,612	15,805
Less current portion	(126)	(63)	(1,267)	(1,068)
Long-term debt, less current portion	¥1,739	¥677	¥ 345	$14,737

Annual maturities of long-term debt as of March 31, 2007 for the next five years were as follows:

Year Ending March 31	Millions of yen	Thousands of U.S. dollars
2008	¥ 126	$ 1,068
2009	262	2,220
2010	325	2,754
2011	388	3,288
2012 and thereafter	764	6,475
Total	¥1,865	$15,805

As is customary in Japan, the Company maintains substantial deposit balances with banks with which it has borrowings. Such deposit balances are not legally or contractually restricted as to withdrawal.

General agreements with respective banks provide, as is customary in Japan, that additional collateral must be provided under certain circumstances if requested by such banks and that certain banks have the right to offset cash deposited with them against any long-term or short-term debt or obligation that becomes due and, in case of default and certain other specified events, against all other debt payable to the banks. The Company has never been requested to provide any additional collateral for loans.

8. RETIREMENT AND PENSION PLANS

The Company and domestic subsidiaries have severance payment plans for employees, directors and corporate auditors.

Under most circumstances, employees terminating their employment are entitled to retirement benefits determined based on the rate of pay at the time of termination, years of service and certain other factors. Such retirement benefits are made in the form of a lump-sum severance payment from the Company or from certain subsidiaries and annuity payments from a trustee. Employees are entitled to larger payments if the termination is involuntary, by retirement at the mandatory retirement age, by death, or by voluntary retirement at certain specific ages prior to the mandatory retirement age. The liability for retirement benefits at March 31, 2007, 2006 and 2005 includes retirement benefits for directors and corporate auditors of ¥1,198 million ($10,153 thousand), ¥1,136 million and ¥1,178 million, respectively. The retirement benefits for the Company's directors and corporate auditors are paid subject to the approval of the shareholders in accordance with the Japanese Commercial Code (the "Code").

The liability for employees' retirement benefits at March 31, 2007, 2006 and 2005 consisted of the following:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Projected benefit obligation	¥ 20,824	¥ 19,287	¥ 17,854	$ 176,475
Fair value of plan assets	(17,414)	(15,242)	(11,140)	(147,576)
Unrecognized actuarial loss	(642)	(670)	(646)	(5,441)
Unrecognized prior service cost	(334)	(488)	(3,334)	(2,831)
Prepaid pension cost	3,852	2,854	2,111	32,644
Net liability	¥ 6,286	¥ 5,741	¥ 4,845	$ 53,271

The components of net periodic benefit costs for the years ended March 31, 2007, 2006 and 2005 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Service cost	¥1,458	¥1,439	¥ 982	$12,356
Interest cost	386	358	393	3,271
Expected return on plan assets	(457)	(334)	(443)	(3,873)
Amortization of transitional obligation			1,191	
Recognized actuarial loss	240	461	3,579	2,034
Amortization of prior service cost	403	159	(1,681)	3,415
Net periodic benefit costs	¥2,030	¥2,083	¥ 4,021	$17,203

Assumptions used for the years ended March 31, 2007, 2006 and 2005 are set forth as follows:

	2007	2006	2005
Discount rate	2.0%	2.0%	2.0%
Expected rate of return on plan assets	3.0%	3.0%	4.0%
Recognition period of actuarial gain/loss	10 years	10 years	10 years
Amortization period of transitional obligation			5 years
Amortization period of prior service cost	5 years	5 years	5 years
Amortization method of projected benefit obligation	The straight-line method	The straight-line method	The straight-line method

The Company and certain domestic subsidiaries have two types of pension plans for employees: a non-contributory and a contributory funded defined benefit pension plan. The contributory funded defined benefit pension plan, established under the Japanese Welfare Pension Insurance Law, covers a substitutional portion of the governmental pension program managed by the Company on behalf of the government and a corporate portion established at the discretion of the Company. In accordance with the Defined Benefit Pension Plan Law enacted in April 2002, the Company applied for an exemption from obligation to pay benefits for future employee services related to the substitutional portion that would result in the transfer of the pension obligations and related assets to the government upon approval. The Company obtained approval for exemption from the future obligation by the Ministry of Health, Labour and Welfare on July 25, 2003. In 2005, the Company applied for transfer of the substitutional portion of past pension obligations to the government and obtained approval by the Ministry of Health, Labour and Welfare on August 1, 2004. The actual transfer of the pension obligations and related assets to the government took place after the government's approval.

Based upon the above approval in August 2004, the Company and certain subsidiaries recognized a gain on transfer of the substitutional portion of the governmental pension program in the amount of ¥3,886 million for the year ended March 31, 2005.

The Company thereafter transferred the substitutional portion of the pension obligations and related assets to the government on November 19, 2004.

9. EQUITY

On and after May 1, 2006, Japanese companies are subject to a new corporate law of Japan (the "Corporate Law"), which reformed and replaced the Commercial Code of Japan (the "Code") with various revisions that are, for the most part, applicable to events or transactions which occur on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006. The significant changes in the Corporate Law that affect financial and accounting matters are summarized below:

a. Dividends

Under the Corporate Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as; (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) at any time during the fiscal year if the company has prescribed so in its articles of incorporation.

The Corporate Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. The Corporate Law also provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

b. Increases/Decreases and Transfer of Common Stock, Reserve and Surplus

The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation. The Corporate Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

c. Treasury Stock and Treasury Stock Acquisition Rights

The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.

Under the Corporate Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of equity.

The Corporate Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of equity or deducted directly from stock acquisition rights.

10. STOCK OPTIONS

The stock options outstanding as of March 31, 2007 are as follows:

Unicharm Corporation

Meeting date	Persons granted	Number of options granted	Date of grant	Conditions for vesting	Vesting date	Exercisable period
June 27, 2003 (2003 Stock Option)	9 company's directors and corporate auditors 6 subsidiaries' directors and corporate auditors 1,066 company's employees 737 subsidiaries' employees 77 others***	Common stock 533,600 shares	October 1, 2003	* **	From October 1, 2003 to June 30, 2006	From July 2006 to June 30, 2008
June 29, 2004 (2004 Stock Option)	10 company's directors and corporate auditors 2 subsidiaries' directors and corporate auditors 1,202 company's employees 1,232 subsidiaries' employees 86 others***	Common stock 692,100 shares	October 1, 2004	* **	From October 1, 2004 to June 30, 2007	From July 2007 to June 30, 2009

Unicharm PetCare Corporation

Meeting date	Persons granted	Number of options granted	Date of grant	Conditions for vesting	Vesting date	Exercisable period
June 24, 2002 (2002 Stock Option)	3 directors and 169 employees	Common stock 718,000 shares	October 1, 2002	****	From October 1, 2002 to June 30, 2004	From July 1, 2004 to June 30, 2008

* The market price of the Company's common stock at the time of stock option exercise must be at least ¥8,200 (in the event that it become necessary to adjust this value, the adjustment shall be conducted in a uniform and predetermined manner).

** A Stock option rights holders must, at the time of the stock option exercise, hold a position within Unicharm or its affiliates as a director, corporate auditor, employee or advisor. However, Unicharm's Board of Directors may approve the exercise of stock options by directors or corporate auditors who have resigned due to the expiration of one's term or employees who have retired due to reaching the compulsory retirement age.s

*** Others include retired directors and employees.

**** A stock option holder must, at the time of the stock option exercise, hold a position within the Unicharm PetCare Corporation, its subsidiaries or affiliates (hereinafter, collectively the "Group") as a director, corporate auditor, executive officer or employee, or have: (1) completed a term of office as a director or corporate auditor; (2) retired as an executive officer or employee due to involuntary reasons stipulated by the rules of employment of individual Group companies; or (3) after retirement, been specifically approved to hold and exercise the stock options by Unicharm PetCare's Board of Directors.

The stock option activity is as follows:

	2003 Stock Option	2004 Stock Option	2002 Stock Option
		(Shares)	
For the year ended March 31, 2007			
Non-vested			
March 31,2006—Outstanding	544,600	705,700	
Granted			
Canceled	(11,000)	(13,600)	
Vested			
March 31,2007—Outstanding	533,600	692,100	
Vested			
March 31,2006—Outstanding			160,000
Vested			
Exercised			122,000
Canceled			
March 31,2007—Outstanding			38,000
Exercise price	¥5,731 ($48)	¥5,702 ($48)	¥300 ($2)
Average stock price at exercise			¥4,565 ($38)
Fair value price at grant date			

11. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses for the years ended March 31, 2007, 2006 and 2005 consisted of the following:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Sales promotion	¥31,735	¥27,688	¥24,310	$268,941
Advertising	10,116	9,002	10,219	85,729
Shipping and storage expenses	17,280	15,214	13,844	146,441
Employees' salaries	10,877	9,776	8,763	92,178
Depreciation	1,282	1,444	1,754	10,864
Other	27,421	25,461	22,535	232,381
Total	¥98,711	¥88,585	¥81,425	$836,534

12. INCOME TAXES

The Company and its domestic subsidiaries are subject to Japanese national and local income taxes, which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 40.7% for the years ended March 31, 2007, 2006 and 2005. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

The tax effects of significant temporary differences, which resulted in deferred tax assets and liabilities at March 31, 2007, 2006 and 2005, are as follows:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Deferred tax assets—current:				
Accrued bonuses	¥ 1,144	¥ 1,114	¥ 1,100	$ 9,695
Accrued sales promotion	504	543	300	4,271
Unrealized gains	78	55	52	661
Other	938	930	652	7,949
Less valuation allowance	(21)			(178)
Total	2,643	2,642	2,104	22,398
Deferred tax assets—non-current:				
Investment securities	1,060	1,035	1,030	8,983
Pension and severance costs	2,755	1,578	1,641	23,347
Less allowance for doubtful accounts	66	137	306	559
Impairment loss	168	850	832	1,424
Other	964	984	208	8,170
Less valuation allowance	(187)		(71)	(1,585)
Total	4,826	4,584	3,946	40,898
Deferred tax liabilities—current:				
Accrued enterprise taxes			54	
Other	4		2	34
Total			56	
Deferred tax liabilities—non-current				
Net unrealized gain on available-for-sale securities	4,788	4,302	2,685	40,576
Undistributed earnings of subsidiaries	2,315	1,466	844	19,619
Prepaid pension cost	1,579			13,381
Other	886	1,292	240	7,508
Total	9,568	7,060	3,769	81,084
Net deferred tax assets—current	¥ 2,639	¥ 2,642	¥ 2,048	$ 22,364
Net deferred tax assets (liabilities)—non-current	¥(4,742)	¥(2,476)	¥ 177	$(40,186)
Deferred tax assets—land revaluation	¥ 223	¥ 227	¥ 212	$ 1,890

A reconciliation between the normal effective statutory tax rates and the actual effective tax rates reflected in the accompanying consolidated statements of income for the year ended March 31, 2005 was as follows:

	2005
Normal effective statutory tax rate	40.7%
Expenses not deductible for income tax purposes	0.6
Lower income tax rates applicable to income in certain foreign countries	(3.5)
Tax benefits not recognized on operating losses of subsidiaries	1.0
Deduction of income tax for research and development costs	(1.0)
Undistributed earnings of subsidiaries	0.7
Other—net	(1.3)
Actual effective tax rate	37.2%

For the years ended March 31, 2007 and 2006, a reconciliation is not required to be disclosed because the difference is less than 5% of the normal effective statutory tax rate.

13. RESEARCH AND DEVELOPMENT COSTS

Research and development costs charged to income were ¥4,332 million ($36,712 thousand), ¥4,018 million and ¥3,747 million for the years ended March 31, 2007, 2006 and 2005, respectively.

14. LEASES

The Group leases certain machinery, computer equipment, office space and other assets.

Total rental expenses for the years ended March 31, 2007, 2006 and 2005, were ¥350 million ($2,965 thousand), ¥359 million and ¥408 million, respectively, including ¥129 million ($1,093 thousand), ¥174 million and ¥254 million of lease payments under finance leases.

Pro forma information of leased property such as acquisition cost, accumulated depreciation, obligations under finance leases, depreciation expense and interest expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2007, 2006 and 2005, were as follows:

	Millions of yen			Thousands of U.S. dollars
Machinery, Furniture and Fixtures	2007	2006	2005	2007
Acquisition cost	¥325	¥975	¥1,129	$2,754
Accumulated depreciation	81	879	861	686
Net leased property	¥244	¥ 96	¥ 268	$2,068

The amount of acquisition cost includes the imputed interest expense portion.

Obligations under finance leases for the years ended March 31, 2007, 2006 and 2005 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Due within one year	¥ 94	¥84	¥177	$ 797
Due after one year	150	12	91	1,271
Total	¥244	¥96	¥268	$2,068

The amount of obligations under finance leases includes the imputed interest expense portion.

Depreciation expense, which is not reflected in the accompanying consolidated statements of income, computed by the straight-line method was ¥129 million ($1,093 thousand), ¥174 million and ¥254 million for the years ended March 31, 2007, 2006 and 2005, respectively.

The minimum rental commitments under noncancelable operating leases at March 31, 2007 were as follows:

	Millions of yen	Thousands of U.S. dollars
Due within one year	¥2	$17
Due after one year		
Total	¥2	$17

15. DERIVATIVES

The Group enters into foreign exchange forward contracts and currency options to hedge foreign exchange risk associated with certain assets and liabilities denominated in foreign currencies.

Most derivative transactions are entered into to hedge foreign currency exposures incorporated with its business. Accordingly, market risk in these derivatives is basically offset by opposite movements in the value of hedged assets or liabilities. The Group does not hold or issue derivatives for trading purposes.

It is also the Group's policy to use derivatives only for the purpose of reducing market risks associated with investment securities.

Because the counterparties to these derivatives are limited to major international financial institutions, the Group does not anticipate any losses arising from credit risk.

Derivative transactions entered into by the Group have been made in accordance with internal policies which regulate the authorization and credit limit amounts.

Foreign currency forward contracts and currency options that qualify for hedge accounting for the years ended March 31, 2007, 2006 and 2005 are excluded from the disclosure of market value information.

The Group had the following derivatives contracts outstanding at March 31, 2007, 2006 and 2005:

	Millions of yen									Thousands of U.S. dollars		
	2007			2006			2005			2007		
	Contract Amount	Fair Value	Unrealized Gain (Loss)	Contract Amount	Fair Value	Unrealized Gain (Loss)	Contract Amount	Fair Value	Unrealized Gain (Loss)	Contract Amount	Fair Value	Unrealized Gain (Loss)
Credit default swap option	¥4,000	¥ 10	¥10	¥6,000	¥27	¥27	¥7,000	¥ 19	¥ 19	$33,898	$ 85	$85
Currency swaps:												
Thai baht payment/yen receipt							599	9	9			
Forward exchange contracts—selling U.S. dollar forward	669	669					1,633	1,523	(110)	5,669	5,669	

The contract or notional amounts of derivatives that are shown in the above table do not represent the amounts exchanged by the parties and do not measure the Group's exposure to credit or market risk.

The credit default swap option is the part of the embedded derivative which is a kind of compound financial instruments. It is measured at fair value and the gains/losses is recognized in the income statement. The notional amounts of it is the face values of the embedded derivative, the fair value of it is the information about only it.

16. CONTINGENT LIABILITIES

At March 31, 2007, the Group had the following contingent liabilities:

	Millions of yen	Thousands of U.S. dollars
Guarantees and similar items of bank loans	¥105	$890

17. NET INCOME PER SHARE

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the years ended March 31, 2007, 2006 and 2005 is as follows:

	Millions of yen	Thousands of shares	Yen	U.S. dollars
Year Ended March 31, 2007	Net Income	Weighted-average Shares	EPS	
Basic EPS—Net income available to common shareholders	¥15,059	64,821	¥232.31	$1.97
Effect of dilutive securities—Adjustment of warrants of subsidiary	(8)			
Diluted EPS—Net income for computation	¥15,051	64,821	¥232.17	$1.97

	Millions of yen	Thousands of shares	Yen
Year Ended March 31, 2006	Net Income	Weighted-average Shares	EPS
Basic EPS—Net income available to common shareholders	¥15,084	65,775	¥229.34
Effect of dilutive securities—Adjustment of warrants of subsidiary	(22)		
Diluted EPS—Net income for computation	¥15,062	65,775	¥229.00

	Millions of yen	Thousands of shares	Yen
Year Ended March 31, 2005	Net Income	Weighted-average Shares	EPS
Basic EPS—Net income available to common shareholders	¥16,235	66,473	¥244.25
Effect of dilutive securities—Adjustment of warrants of subsidiary	(103)		
Diluted EPS—Net income for computation	¥16,132	66,473	¥242.69

18. SUBSEQUENT EVENTS

The following appropriations of retained earnings at March 31, 2007 were approved at the Board of Directors meeting held on May 28, 2007:

	Millions of yen	Thousands of U.S. dollars
Year-end cash dividends, ¥22 ($0.186) per share	¥1,417	$12,008

19. RELATED PARTY TRANSACTIONS

Transactions of the Company with related parties for the years ended March 31, 2007, 2006 and 2005 were as follows:

a. Takahara Kosan K.K.
Takahara Kosan K.K. is directly owned 20.0% share by Mr. Takahisa Takahara, President and Chief Executive Officer of the Company, 1.0% by Mr. Keiichiro Takahara, Chairman of the Board of the Company, 44.5% directly owned by their close relatives, and another 34.5% indirectly owned by their close relatives.

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Insurance premium	¥6	¥11	¥159	$51

b. Unitec Corporation
Unitec Corporation is directly owned 0.7% share by Mr. Takahisa Takahara, 1.5% by Mr. Keiichiro Takahara's close relatives, and another 97.8% indirectly owned by Mr. Keiichiro Takahara's close relatives.

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Rental expenses	¥24	¥200	¥193	$203

c. Takahara Fund Ltd.
Takahara Fund Ltd. is directly owned 100% share by Mr. Keiichiro Takahara.

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Sale of investment securities		¥2,581		
Realized gain on sale of investment securities		834		

20. SEGMENT INFORMATION

The Group operates in the following industries: Industry A consists of baby and child care, feminine hygiene and elderly care.
Industry B consists of pet care.
Industry C consists of others.

Information about industry segments, geographic segments and sales to foreign customers of the Group is as follows:

(1) INDUSTRY SEGMENTS

a. Sales and Operating Income

	Millions of yen				
	2007				
	Industry A	Industry B	Industry C	Eliminations	Consolidated
Sales to customers	¥256,872	¥34,105	¥10,903	¥	¥301,880
Intersegment sales	66		4	(70)	
Total sales	256,938	34,105	10,907	(70)	301,880
Operating expenses	232,244	30,130	9,754	(178)	271,950
Operating income	¥ 24,694	¥ 3,975	¥ 1,153	¥ 108	¥ 29,930

b. Assets, Depreciation, Impairment Loss and Capital Expenditures

	Millions of yen				
	2007				
	Industry A	Industry B	Industry C	Corporate	Consolidated
Assets	¥165,143	¥19,962	¥26,125	¥57,533	¥268,763
Depreciation	12,811	351	269		13,431
Capital expenditures	20,496	422	389		21,307

a. Sales and Operating Income

	Thousands of U.S. dollars				
	2007				
	Industry A	Industry B	Industry C	Eliminations	Consolidated
Sales to customers	$2,176,882	$289,025	$92,398	$	$2,558,305
Intersegment sales	559		34	(593)	
Total sales	2,177,441	289,025	92,432	(593)	2,558,305
Operating expenses	1,968,170	255,338	82,661	(1,508)	2,304,661
Operating income	$ 209,271	$ 33,687	$ 9,771	$ 915	$ 253,644

b. Assets, Depreciation, Impairment Loss and Capital Expenditures

	Thousands of U.S. dollars				
	2007				
	Industry A	Industry B	Industry C	Corporate	Consolidated
Assets	$1,399,517	$169,170	$221,398	$487,568	$2,277,653
Depreciation	108,568	2,975	2,280		113,823
Capital expenditures	173,695	3,576	3,297		180,568

a. Sales and Operating Income

	Millions of yen				
	2006				
	Industry A	Industry B	Industry C	Eliminations	Consolidated
Sales to customers	¥228,884	¥30,361	¥11,135	¥	¥270,380
Intersegment sales	60		4	(64)	
Total sales	228,944	30,361	11,139	(64)	270,380
Operating expenses	205,057	26,952	9,991	(151)	241,849
Operating income	¥ 23,887	¥ 3,409	¥ 1,148	¥ 87	¥ 28,531

b. Assets, Depreciation, Impairment Loss and Capital Expenditures

	Millions of yen				
	2006				
	Industry A	Industry B	Industry C	Corporate	Consolidated
Assets	¥145,350	¥17,578	¥26,912	¥60,515	¥250,355
Depreciation	12,460	332	271		13,063
Impairment loss	281				281
Capital expenditures	12,906	569	134		13,609

a. Sales and Operating Income

	Millions of yen				
	2005				
	Industry A	Industry B	Industry C	Eliminations	Consolidated
Sales to customers	¥208,016	¥26,807	¥11,228	¥	¥246,051
Intersegment sales	42		18	(60)	
Total sales	208,058	26,807	11,246	(60)	246,051
Operating expenses	184,808	24,192	9,876	(110)	218,766
Operating income	¥ 23,250	¥ 2,615	¥ 1,370	¥ 50	¥ 27,285

b. Assets, Depreciation, Impairment Loss and Capital Expenditures

	Millions of yen				
	2005				
	Industry A	Industry B	Industry C	Corporate	Consolidated
Assets	¥126,622	¥16,419	¥25,612	¥46,712	¥215,365
Depreciation	11,625	253	452		12,330
Impairment loss			2,248		2,248
Capital expenditures	13,169	273	295		13,737

(2) GEOGRAPHIC SEGMENTS

a. Sales and Operating Income

	Millions of yen				
	2007				
	Japan	Asia (Excluding Japan)	Other	Eliminations	Consolidated
Sales to customers	¥206,891	¥56,645	¥38,344	¥	¥301,880
Intersegment sales	10,980	2,334		(13,314)	
Total sales	217,871	58,979	38,344	(13,314)	301,880
Operating expenses	194,070	53,919	37,378	(13,417)	271,950
Operating income	¥ 23,801	¥ 5,060	¥ 966	¥ 103	¥ 29,930

b. Assets

	Millions of yen				
	2007				
	Japan	Asia (Excluding Japan)	Other	Corporate	Consolidated
Assets	¥129,480	¥49,125	¥28,649	¥61,509	¥268,763

a. Sales and Operating Income

	Thousands of U.S. dollars				
	2007				
	Japan	Asia (Excluding Japan)	Other	Eliminations	Consolidated
Sales to customers	$1,753,314	$480,042	$324,949	$	$2,558,305
Intersegment sales	93,050	19,780		(112,830)	
Total sales	1,846,364	499,822	324,949	(112,830)	2,558,305
Operating expenses	1,644,661	456,940	316,763	(113,703)	2,304,661
Operating income	$ 201,703	$ 42,882	$ 8,186	$ 873	$ 253,644

b. Assets

	Thousands of U.S. dollars				
	2007				
	Japan	Asia (Excluding Japan)	Other	Corporate	Consolidated
Assets	$1,097,288	$416,315	$242,788	$521,263	$2,277,653

a. Sales and Operating Income

	Millions of yen				
	2006				
	Japan	Asia (Excluding Japan)	Other	Eliminations	Consolidated
Sales to customers	¥201,651	¥43,202	¥25,527	¥	¥270,380
Intersegment sales	4,851	2,505		(7,356)	
Total sales	206,502	45,707	25,527	(7,356)	270,380
Operating expenses	181,810	42,578	24,870	(7,409)	241,849
Operating income	¥ 24,692	¥ 3,129	¥ 657	¥ 53	¥ 28,531

b. Assets

	Millions of yen				
	2006				
	Japan	Asia (Excluding Japan)	Other	Corporate	Consolidated
Assets	¥121,308	¥35,492	¥21,373	¥72,182	¥250,355

a. Sales and Operating Income

	Millions of yen				
	2005				
	Japan	Asia (Excluding Japan)	Other	Eliminations	Consolidated
Sales to customers	¥192,003	¥34,639	¥19,409	¥	¥246,051
Intersegment sales	6,760	2,671		(9,431)	
Total sales	198,763	37,310	19,409	(9,431)	246,051
Operating expenses	175,082	34,225	18,898	(9,439)	218,766
Operating income	¥ 23,681	¥ 3,085	¥ 511	¥ 8	¥ 27,285

b. Assets

	Millions of yen				
	2005				
	Japan	Asia (Excluding Japan)	Other	Corporate	Consolidated
Assets	¥115,830	¥27,892	¥14,114	¥57,529	¥215,365

(3) SALES TO FOREIGN CUSTOMERS

Sales to foreign customers for the years ended March 31, 2007, 2006 and 2005 amounted to ¥98,103 million ($831,381 thousand), ¥72,250 million and ¥59,368 million, respectively.

Independent Auditors' Report

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building,
4-13-23, Shibaura,
Minato-ku, Tokyo 108-8530, Japan
Tel: +81-3-3457-7321
Fax: +81-3-3457-1694
www.deloitte.com/jp

To the Board of Directors of Unicharm Corporation:

We have audited the accompanying consolidated balance sheets of Unicharm Corporation and subsidiaries as of March 31, 2007, 2006 and 2005, and the related consolidated statements of income, changes in equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Unicharm Corporation and subsidiaries as of March 31, 2007, 2006 and 2005, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 26, 2007

Member of
Deloitte Touche Tohmatsu

Subsidiaries and Affiliated Companies

As of March 31, 2007

Subsidiaries

		Major Operations	Percentage of Equity
Japan	Unicharm Product Co., Ltd.	Production of baby care, feminine care, health care and other products	100%
	Unicharm Material Co., Ltd.	Production of nonwoven and other materials	100
	Kokko Paper Mfg. Co., Ltd.	Production of paper, nonwoven and other materials	100
	Cosmotec Corporation	Processing and sales of photographic printing plates	100
	Unicharm PetCare Corporation	Production and sales of pet care products	39
	Unicharm Mölnlycke K.K.	Sales of adult incontinence care products	51
Taiwan	United Charm Co., Ltd.	Production and sales of baby care, feminine care and other products	53
Thailand	Uni-Charm (Thailand) Co., Ltd.	Production and sales of baby care, feminine care and other products	94
People's Republic of China	Shanghai Unicharm Co., Ltd.	Production and sales of baby care, feminine care and other products	75
	Unicharm Consumer Products (China) Co., LTD.	Production of baby care products	97
	Unicharm Consumer Products Service (Shanghai) Co., Ltd.	Production of baby care products, sales of feminine care and other products	100
Republic of Korea	LG Uni-Charm Co., Ltd.	Production and sales of baby care, feminine care and other products	51
Indonesia	PT Uni-Charm Indonesia	Production and sales of baby care, feminine care and other products	74
Malaysia	Uni-Charm Corporation Sdn. Bhd.	Sales of baby care, feminine care and other products	100
Vietnam	Uni-Charm (Vietnam) Co., Ltd.	Production and sales of feminine care products	100
Philippines	Uni-Charm (Philippines) Corporation	Sales of baby care, feminine care and other products	97
Netherlands	Uni-Charm Mölnlycke B.V.	Holding company	60
Saudi Arabia	Unicharm Gulf Hygienic Industries Ltd.	Production and sales of baby care, feminine care and other products	51

(Plus 7 others)

Affiliated Companies

		Major Operations	Percentage of Equity
Japan	The Fun Co., Ltd.	Data storage, processing and disposal services	25%
	UBS Co., Ltd.	Accounting, human resource management and administrative affairs	20

Investor Information

As of March 31, 2007

Fiscal Year-end	March 31, 2007
Annual Shareholders' Meeting	June 26, 2007
Common Stock	Authorized: 275,926,364 Issued: 68,981,591
Number of Shareholders	11,685
Date of Listing	August 1976
Stock Exchange Listing	First Section, Tokyo Stock Exchange
Transfer Agent	Japan Securities Agents, Ltd. 2-4 Kayaba-cho, 1-chome, Nihonbashi, Chuo-ku, Tokyo 103-0025, Japan
Auditor	Deloitte Touche Tohmatsu

Principal Shareholders

Shareholder	Number of shares (Thousands)	Ratio of number of shares held to number of shares issued and outstanding
Unitec Corporation	12,368	17.93%
The Master Trust Bank of Japan, Ltd. (Trust Account)	3,849	5.58
Takahara Kosan K.K.	3,418	4.96
Takahara Kikin	3,120	4.52
Investors Bank	2,255	3.27
Japan Trustee Services Bank, Ltd. (Trust Account)	2,129	3.09
State Street and Trust Company	2,066	3.00
Nippon Life Insurance Company	1,934	2.80
The Hiroshima Bank, Ltd.	1,920	2.78
The Iyo Bank, Ltd.	1,699	2.46

Equity Policy

July-August 2006	Repurchase of treasury stock pursuant to Article 459, paragraph 1, item 1 of the Corporation Law of Japan (total number of shares acquired: 943,000; aggregate amount of acquisition cost: ¥5,999,992,000)
July-August 2005	Repurchase of treasury stock pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan (total number of shares acquired: 1,100,000; aggregate amount of acquisition cost: ¥4,972,890,000)
July 2004	Sales of shares (2,116,600 shares) (Price: ¥5,409; Purchasers: UFJ Bank Limited, Takahara Kosan K.K., Nippon Life Insurance Company, Kajima Corporation)
September 2003	Repurchase of treasury stock pursuant to Article 210.1 of the Commercial Code of Japan (999,000 shares purchased at ¥5,330 per share)
January 2003	Repurchase of treasury stock pursuant to Article 210.1 of the Commercial Code of Japan (1,500,000 shares purchased at ¥4,500 per share)
February 2002	Repurchase and retirement of shares (964,300 shares purchased at ¥3,400 per share)
March 2001	Repurchase and retirement of shares (921,000 shares purchased at ¥4,900 per share)
July 1999	Sales of shares in Japan and overseas (2,400,000 shares and 300,000 green shoe shares) (Price: ¥6,128; Purchasers: The Tokai Bank, Ltd., Takahara Shinko K.K., The Fuji Bank, Ltd.)
August 1998	Repurchase and retirement of shares (1,724,289 shares purchased at ¥5,210 per share)

Common Stock Price Range



YEN
10,000
8,000
6,000
4,000
2,000
0
4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8
2004
2005
2006
2007

Corporate Data

As of September 1, 2007

Registered Office of the Company	182 Shimobun Kinsei-cho, Shikokuchuo-City, Ehime 799-0111, Japan
Head Office	Sumitomo Fudosan Mita Twin Bldg. West Wing, 3-5-27, Mita, Minato-ku, Tokyo, Japan 108-8575
Date of Establishment	February 10,1961
Paid-in Capital	¥15,993 million
Number of Associates	1,007 (6,265 on a consolidated basis as of March 31, 2007)
Information	Executive Secretarial & Corporate Communication Office Sumitomo Fudosan Mita Twin Bldg. West Wing, 3-5-27, Mita, Minato-ku, Tokyo, Japan 108-8575 Tel: +81-3-6722-1019 Fax: +81-3-6722-1016

Web Site Information



Unicharm proactively discloses various information on its corporate Web site. Unicharm is also upgrading its IR site, which contains financial information and the most recent Company news. This site also features interviews with Unicharm's president and other information. Our Web site is continually updated and includes the latest product information.

http://www.unicharm.co.jp/english/index.html

Unicharm's Product-Related Websites (In Japanese only)

Website that provides a fun way to learn about first-time menstruation. We invite parents and children to visit the site together.
Hajimete Karada Nabi
http://www.unicharm.co.jp/english/index.html

Provides support to meet the needs of mothers through pregnancy, childbirth and child rearing. A "mother" and baby lifestyle support site.
Baby Town
http://www.babytown.jp/

A website for first-time mothers, providing a plethora of information about pregnancy and childbirth.
Premama Town
http://www.premama.jp/

Provides solutions to worries about early incontinence issues with self-help tips and a dedicated portal site for women.
Nyomore Care Nabi
http://www.nyoucare.jp/

Informational site for families and caregivers of elderly who need living assistance. Provides information and solutions for incontinence care issues.
Haisetsu Care Nabi
http://www.carenavi.jp/

Online adult incontinence-care product shopping site provides direct home delivery. Convenient for at-home nursing care recipients and providers, too.
Unicharm Tsushin Hanbai "Iki Iki Seikastu"
http://www.rakuten.ne.jp/gold/unicharm/

unicharm

NOLA&DOLA

R100 PRINTED WITH SOY INK

Printed in Japan on recycled paper

4. Corrected Financial Report – No. 48 Period

[Cover]

Document to be submitted: Statement of Revisions to the Financial Statement Report

Provision to base upon: Article 24-2, Paragraph 1 of the Financial Instruments & Exchange Law

Place of submission: Director-general of the Kanto Local Finance Bureau

Date of submission: October 12, 2007

Fiscal Year: 47th Fiscal Year (April 1, 2006 through March 31, 2007)

Company Name: Unicharm Kabushiki Kaisha

Company name in English: Unicharm Corporation

Title and name of representative:
Takahisa Takahara, President and CEO

Location of head office: 182 Kinseicho Shimobun, Shikokuchuo, Ehime Prefecture
(The aforementioned address is the registered location of the head office. Actual head-office operations are carried out at the address given below.)
Sumitomo Fudosan Mita Twin Building West
3-5-27 Mita, Minato-ku, Tokyo

Telephone number: 03-3451-5111 (key number)

Contact person: Atsushi Iwata, Executive Officer and General Manager of Accounting Division

Nearest place of contact: Sumitomo Fudosan Mita Twin Building West
3-5-27 Mita, Minato-ku, Tokyo

Telephone number: 03-3451-5111 (main number)

Contact person: Atsushi Iwata, Executive Officer and General Manager of Accounting Division

Locations at which Document is Made Available for Public Inspection:
Head Office of Unicharm Corporation (Tokyo Branch)
(Sumitomo Fudosan Mita Twin Building West
3-5-27 Mita, Minato-ku, Tokyo)

Osaka Branch of Unicharm Corporation
(Central Shin-Osaka Building 4-5-36 Miyahara, Yodogawa-ku, Osaka)

Tokyo Stock Exchange, Inc.
(2-1 Nihonbashi Kabutocho, Chuo-ku, Tokyo)

1. [Reasons for submitting Statement of Revisions to the Financial Statement Report]
There were mistakes in part of the items described in the Financial Statement Report for the 47th fiscal year (April 1, 2006 through March 31, 2007), submitted on June 27, 2007. To correct the above, we are submitting this Statement of Revisions to the Financial Statement Report.

2. [Revised items]
Part 1 Corporate Information
Section 4 State of the Company
6. Basic Policy on Corporate Governance

3. [Revised parts]
The revised parts are underlined.

Part 1 Corporate Information
Section 4 State of the Company
6. **Basic Policy on Corporate Governance**

Before revision
through (4) omitted
(5) Others
1) The number of directors of the Company is set to be 10 at the maximum in its Articles of Incorporation.
2) In order to facilitate efficient capital policy and dividend policy, the Company has set in its Articles of Incorporation that matters such as dividends of retained earnings that are specified in Paragraph 1, Article 459 of the Corporation Law shall be decided upon resolution of the board of directors' meeting, unless otherwise stipulated by laws and regulations.

After revision
through (4) omitted
(5) Others
1) The number of directors of the Company is set to be 10 at the maximum in its Articles of Incorporation.
2) In order to facilitate efficient capital policy and dividend policy, the Company has set in its Articles of Incorporation that matters such as dividends of retained earnings that are specified in Paragraph 1, Article 459 of the Corporation Law shall be decided upon resolution of the board of directors' meeting, not upon resolution of the general meeting of shareholders, unless otherwise stipulated by laws and regulations.
3) The Company has set in its Articles of Incorporation that election of directors shall be decided at a meeting where shareholders with one-third or more of voting rights of shareholders who can exercise voting rights are present upon vote of the majority of the shareholders present. The Company has also set in its Articles of Incorporation that election of directors shall not be decided by cumulative voting.
4) With a view to facilitating the operation of general meetings of shareholders, the Company has set in its Articles of Incorporation that special resolutions specified in Paragraph 2, Article 309 of the Corporation Law shall be made in a meeting attended by shareholders who hold one-third or more of the voting rights of shareholders who can exercise voting rights by votes of two-thirds or more of the voting rights of the shareholders present.

5. 2nd (Interim) Financials Flash Report, March 2008 Fiscal Year

unicharm

FY2008 Consolidated Financial Results for the First Half Ended September 30, 2007

(From April 1, 2007 to March 31, 2008)

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)
English translation from the original Japanese-language document "KESSAN TANSHIN"

October 31, 2007

Listed Company Name :	Unicharm Corporation
Listing :	First Section, Tokyo Stock Exchange in Japan
Code Number :	8113
URL :	http://www.unicharm.co.jp
Company Representative :	Takahisa Takahara , President and Chief Executive Officer
Contact Person :	Atsushi Iwata, Executive Officer, General Manager of Accounting Dept
Telephone Number :	(03) 3451 - 5111
Payment date of cash dividends	December, 10, 2007
Filing date of financial statement	December, 17, 2007

1. Consolidated Results of FY2008 (April 1, 2007 through September 30, 2007)

(1) Consolidated financial results

(Amounts less than one million yen are omitted) (Percentage of compared with the previous year)

	Net Sales		Operating Income		Ordinary Income		Net income	
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
1st Half FY 2008	160,332	11.8	14,700	9.5	14,526	9.1	7,054	7.7
1st Half FY 2007	143,397	11.1	13,421	△ 1.1	13,318	△ 5.3	6,548	△ 15.5
Fiscal Year Ended March 31, 2007	301,880	-	29,929	-	30,071	-	15,058	-

	Net income Per share-basic	Net income Per share-diluted
	Yen	Yen
1st Half FY 2008	109.50	109.40
1st Half FY 2007	100.41	100.27
Fiscal Year Ended March 31, 2007	232.31	232.17

(Reference) Equity method investment gain or loss:
1st Half FY 2008 6 million yen
1st Half FY 2007 2 million yen
FY 2007 8 million yen

(2) Consolidated financial position

	Total assets	Shareholders' equity	Ratio of shareholder' equity	shareholder' equity per share
	Million yen	Million Yen	%	Yen
1st Half FY 2008	276,324	182,353	60.1	2,577.37
1st Half FY 2007	250,735	165,230	60.1	2,338.99
Fiscal Year Ended March 31, 2007	268,763	177,049	60.0	2,501.60

(Reference) Shareholders' Equity

1st Half FY 2008 166,045 Million yen
1st Half FY 2007 150,694 Million yen
FY 2007 161,165 Million yen

(3) Consolidated Cash flows

	From operating activities	From investing activities	From financing activities	Cash and cash equivalents at the end of year
	Million yen	Million yen	Million yen	Million yen
1st Half FY 2008	18,928*	△ 10,881	△ 2,389*	71,158
1st Half FY 2007	8,741	△ 7,651	△ 9,258	59,593
Fiscal Year Ended March 31, 2007	28,357	△ 20,328	△ 10,795	65,449

*Note: The figures are amended as the Company announced on December 10, 2007 in the Partial Amendments to FY 2008 Consolidated Financial Results for the First Half Ended September 30, 2007.

2. Cash dividends

	Cash dividends per share		
	Interim	Year-end	Annual
Year Ended FY2007	yen 22.00	yen 22.00	yen 44.00
Year Ended Year Ended FY2008	23.00	23.00	46.00

3. Forecast of Consolidated Results for FY2008 (April 1, 2007 through March 31, 2008)

	Net Sales		Operating Income		Ordinary Income		Net Income		Net Income Per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	yen
Full Year	328,000	8.7	33,000	10.3	33,000	9.7	15,500	2.9	240.59

4. Others

(1) Changes in significant subsidiaries during FY2008 : No
(Changes in specified subsidiaries resulting in changes in scope of consolidation)

(2) Changes in Accounting Principles, Procedure, Presentation Method for Consolidated financial Results
Changes arising from revision of accounting standards : Yes
Changes arising from revision of other factor : No

(3) Number of shares issued and outstanding (common stock)

Number of shares outstanding at year-end (including treasury stock)

1st Half FY 2008	68,981,591	shares
1st Half FY 2007	68,981,591	shares
FY 2007	68,981,591	shares

Number of treasury stock at the year-end

1st Half FY 2008	4,557,165	shares
1st Half FY 2007	4,554,693	shares
FY 2007	4,556,375	shares

Reference: Overview of the Unconsolidated Financial Results

1. Unconsolidated results for FY2007 (April 1, 2006 through March 31, 2007)

(1) Unconsolidated financial results

	Net Sales		Operating Income		Ordinary Income		Net Income	
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
1st Half FY 2008	85,176	4.1	6,284	26.4	10,936	△ 10.9	7,359	△ 22.6
1st Half FY 2007	81,805	1.1	4,971	△ 13.8	12,273	45.6	9,505	70.9
Fiscal Year Ended March 31, 2007	171,663	-	11,326	-	20,232	-	15,037	-

	Net Income Per Share-Basic
	Yen
1st Half FY 2008	114.23
1st Half FY 2007	145.75
Fiscal Year Ended March 31, 2007	231.98

(2) Unconsolidated financial position

	Total Assets	Shareholders' Equity	Ratio of shareholders' Equity	Shareholders'' Equity per share
	Million yen	Million yen	%	Yen
1st Half FY 2008	161,810	126,633	78.3	1,965.62
1st Half FY 2007	150,270	117,134	77.9	1,818.10
Fiscal Year Ended March 31, 2007	157,286	122,091	77.6	1,895.08

(Reference) Shareholders' Equity

1st Half FY 2008	126,633 Million yen
1st Half FY 2007	117,134 Million yen
FY 2007	122,091 Million yen

The foregoing projected results include forecasts based on premises, prospects and plans pertaining to the future (as of the date of release). Actual results may differ materially from the projected figures presented herein due to actual market conditions, foreign exchange fluctuation risks and other uncertainties.

Consolidated Balance Sheets

	1st Half FY 2007 (As of September 30,2006)		1st Half FY 2008 (As of September 30,2007)		Year Ended FY2007 (As of March 31,2007)	
	Million yen	%	Million yen	%	Million yen	%
(ASSETS)						
I CURRENT ASSETS	132,086	52.7	145,689	52.7	142,588	53.1
II FIXED ASSETS	118,648	47.3	130,634	47.3	126,175	46.9
Net property, plant and equipment	80,502	32.1	90,473	32.8	86,725	32.2
Software and Intangibles	4,274	1.7	3,891	1.4	4,027	1.5
Investments and Other Assets	33,871	13.5	36,270	13.1	35,422	13.2
TOTAL	250,735	100.0	276,324	100.0	268,763	100.0

(LIABILITIES)						
I CURRENT LIABILITIES	72,767	29.0	77,908	28.2	75,370	28.0
II LONG-TERM LIABILITIES	12,737	5.1	16,062	5.8	16,343	6.1
TOTAL LIABILITIES	85,505	34.1	93,790	34.0	91,714	34.1
(Net Assets)						
I Owners' Equity	144,934	57.8	157,642	57.1	152,010	56.6
II Valuation, Translation Adjustment and Other	5,759	2.3	8,403	3.0	9,155	3.4
III Minority Interests	14,536	5.8	16,308	5.9	15,883	5.9
Total net assets	165,230	65.9	182,353	66.0	177,049	65.9
Total liabilities, net assets	250,735	100.0	276,324	100.0	268,763	100.0

Consolidated Statements of Income

	(April 1,2006 through September 30,2006) 1st Half FY 2007		(April 1,2007 through September 30,2007) 1st Half FY 2008		Year Ended FY2007 (April 1,2006 through March 31,2007)	
	Million yen	%	Million yen	%	Million yen	%
I NET SALES	143,397	100.0	160,322	100.0	301,880	100.0
II COST OF SALES	82,149	57.3	93,680	58.4	173,238	57.4
Gross profit	61,247	42.7	66,642	41.6	128,641	42.6
III SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	47,826	33.3	51,942	32.4	98,711	32.7
Operating income	13,421	9.4	14,700	9.2	29,929	9.9
IV NON-OPERATING INCOME	835	0.6	930	0.6	1,897	0.7
V NON-OPERATING EXPENSES	938	0.7	1,104	0.7	1,755	0.6
Ordinary income	13,318	9.3	14,526	9.1	30,071	10.0
VI EXTRAORDINARY INCOME	6	0.0	257	0.1	225	0.1
VII EXTRAORDINARY LOSSES	310	0.2	284	0.2	1,218	0.5
Income before Income taxes	13,014		14,498		29,078	
Income Taxes - Current	4,924	9.1	5,942	9.0	10,062	9.6
Income Taxes - Deferred	636		334		1,890	
Minority interests in net income	905		1,166		2,067	
Net Income	6,548	4.6	7,054	4.4	15,058	5.0

Consolidated Statements of Cash Flows

	1st Half FY 2007 (April 1,2006 through September 30,2006)	1st Half FY2008 (April 1,2007 through September 30,2007)	Year Ended FY2007 (April 1,2006 through March 31,2007)
	Million yen	Million yen	Million yen
I Cash flows from operating activities	8,741	18,4928*	28,357
II Cash flows from investing activities	△ 7,651	△ 10,881	△20,328
III Cash flows from financing activities	△ 9,258	△ 2,389*	△10,795
IV Foreign currency translation adjustments	113	51	567
V Net increase(decrease) in cash and cash equivalents	△ 8,055	5,708	△2,199
VI Cash and cash equivalents at beginning of the year	67,649	65,449	67,649
VII Cash and cash equivalents at end of the year	59,593	71,158	65,449

*Note: The figures are amended as the Company announced on December 10, 2007 in the Partial Amendments to FY 2008 Consolidated Financial results for the First Half Ended September 30, 2007.

6. Interim Report – No. 48 Period

INTERIM REPORT

48th Interim Period (April 1 - September 30, 2007)

UNICHARM CORPORATION

48th Period: Interim report for April 1 - September 30, 2007

INTERIM REPORT

1. This is a hard-copy report that reproduces the Interim Report submitted via the Electronic Disclosure for Investors' Network (EDINET) complying with Article 27-30-2 of the Securities and Exchange Law. A table of contents and some additional pages have been added.
2. The Interim Reports of Independent Auditors attached to the Interim Report which were submitted by means of the abovementioned method are on file at the end of this document.

UNICHARM CORPORATION

TABLE OF CONTENTS

[FRONT PAGE]

[Document Submitted]	Interim Report
[Submitted to]	Director General, Kanto Region Finance Bureau
[Date Submitted]	December 17, 2007
[Interim Fiscal Period]	48th Interim Period (April 1 through September 30, 2007)
[Corporate Name]	Unicharm Kabushiki Kaisha
[Corporate Name in English]	Unicharm Corporation
[Name and Title of Head Corporate Representative]	Takahisa Takahara, President and Chief Executive Officer
[Location of Head Office]	182 Shimobun, Kinsei-cho, Shikoku-Chuo City, Ehime (This is the registered domicile of the Company. Actual head office operations are being conducted at the following location: Sumitomo Fudosan Mita Twin Building West Wing 3-5-27 Mita, Minato-ku, Tokyo)
[Telephone Number]	+81-3-3451-5111 (main switchboard)
[Name of Contact Person]	Atsushi Iwata, Executive Officer, General Manager of Accounting Division
[Nearest Location of Contact]	Sumitomo Fudosan Mita Twin Building West Wing 3-5-27 Mita, Minato-ku, Tokyo
[Telephone Number]	+81-3-3451- 5111 (main switchboard)
[Name of Contact Person]	Atsushi Iwata, Executive Officer, General Manager of Accounting Division
[Locations at which Document is Made Available for Public Inspection]	Unicharm Corporation Head Office (Tokyo Branch) (Sumitomo Fudosan Mita Twin Building West Wing 3-5-27 Mita, Minato-ku, Tokyo) Unicharm Corporation Osaka Branch (Central Shin-Osaka Building 4-5-36 Miyahara, Yodogawa-ku, Osaka) Tokyo Stock Exchange (2-1 Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)

Part 1 [Corporate Information]

Section 1 [General Status of the Company]

1. **[Trends in Key Business Indicators, etc.]**

   (1) Trends in Key Business Indicators, etc. pertaining to the Latest Three Interim Fiscal Periods and the Latest Two Fiscal Years (subject to consolidated accounting)

Period	46th Interim Period	47th Interim Period	48th Fiscal Year	46th Fiscal Year	47th Fiscal Year
Fiscal Period	April 1 - September 30, 2005	April 1 - September 30, 2006	April 1 - September 30, 2007	April 1, 2005 - March 31, 2006	April 1, 2006 - March 31, 2007
Net Sales (Millions of Yen)	129,090	143,397	160,322	270,380	301,880
Ordinary Income (Millions of Yen)	14,056	13,318	14,526	28,781	30,071
Interim Net Income (Millions of Yen)	7,751	6,548	7,054	15,287	15,058
Shareholders' Equity (Millions of Yen)	141,964	165,230	182,353	151,182	177,049
Total Assets (Millions of Yen)	225,146	250,735	276,324	250,355	268,763
Shareholders' Equity per Share (Yen)	2,171.66	2,338.99	2,577.37	2,309.59	2,501.60
Interim Net Income per Share (Yen)	117.13	100.41	109.50	229.34	232.31
Interim Net Income per Share after Adjustment of Stock Equivalents (Yen)	116.75	100.27	109.40	229.00	232.17
Equity Ratio (%)	63.1	60.1	60.1	60.4	60.0
Cash Flows from Operating Activities (Millions of Yen)	18,780	8,741	18,928	36,888	28,357
Cash Flows from Investing Activities (Millions of Yen)	(6,857)	(7,651)	(10,881)	(20,251)	(20,328)
Cash Flows from Financing Activities (Millions of Yen)	(4,948)	(9,258)	(2,389)	(6,217)	(10,795)
Balance of Cash and Cash Equivalents as of the End of Interim Period (Millions of Yen)	63,849	59,593	71,158	67,649	65,449
Number of Employees [and Average Number of Temporary Employees]	5,440 [1,848]	6,214 [2,342]	6,468 [2,079]	6,030 [2,187]	6,265 [2,415]

(Notes)

1. Consumption Taxes, etc. are not included in net sales figures.
2. Effective from the 47th interim period, the Company applies the "Accounting Standard for Presentation of Net Assets on Balance Sheet" (ASBJ Standard No. 5, issued on December 9, 2005 by Accounting Standards Board of Japan) and the "Implementation Guidance on Accounting Standards for Presentation of Net Assets on Balance Sheet (ASBJ Guidance No.8, issued on December 9, 2005 by Accounting Standards Board of Japan).
3. Numbers include only the employees in active service at the time.

(2) Trends in Key Business Indicators, etc. pertaining to the Three Most Recent Interim Fiscal Periods and the Latest Two Fiscal Years (subject to non-consolidated accounting)

Period	46th Interim Period	47th Interim Period	48th Interim Period	46th Fiscal Year	47th Fiscal Year
Fiscal Period	April 1 - September 30, 2005	April 1 - September 30, 2006	April 1 - September 30, 2007	April 1, 2005 - March 31, 2006	April 1, 2006 - March 31, 2007
Net Sales (Millions of Yen)	80,908	81,805	85,176	165,125	171,663
Ordinary Income (Millions of Yen)	8,428	12,273	10,936	16,420	20,232
Interim Net Income (Millions of Yen)	5,560	9,505	7,359	10,920	15,037
Capital (Millions of Yen)	15,992	15,992	15,992	15,992	15,992
Aggregate Number of Shares Issued and Outstanding (Shares)	68,981,591	68,981,591	68,981,591	68,981,591	68,981,591
Shareholders' Equity (Millions of Yen)	109,688	117,134	126,633	114,975	122,091
Total Assets (Millions of Yen)	140,399	150,270	161,810	150,349	157,286
Shareholders' Equity per Share (Yen)	1,677.93	1,818.10	1,965.62	1,756.87	1,895.08
Interim Net Income per Share (Yen)	84.02	145.75	114.23	164.08	231.98
Interim Net Income per Share after Adjustment of Stock Equivalents (Yen)	-	-	-	-	-
Interim Dividend per Share (Yen)	16	22	23	32	44
Equity Ratio (%)	78.1	77.9	78.3	76.5	77.6
Number of Employees [and Average Number of Temporary Employees]	1,021 [307]	1,038 [316]	995 [246]	1,004 [316]	1,007 [286]

(Notes)

1. Consumption Taxes, etc. are not included in net sales figures.
2. Effective from the 47th interim period, the Company applies the "Accounting Standard for Presentation of Net Assets on Balance Sheet" (ASBJ Standard No. 5, issued on December 9, 2005 by Accounting Standards Board of Japan) and the "Implementation Guidance on Accounting Standards for Presentation of Net Assets on Balance Sheet (ASBJ Guidance No.8, issued on December 9, 2005 by Accounting Standards Board of Japan).
3. Interim net income per share after adjustment of stock equivalents for 47th interim period is not shown as there were no stock equivalents having a dilutive effect.
4. Numbers include only the employees in active service at the time.

2. [Business Contents]

During the interim fiscal period under review, there was no material change in the contents of the business operated by the Unicharm Group (the Company and its affiliates).

3. **[Affiliates]**

There are no changes in main affiliates during the interim fiscal period under review.

4. **[Personnel]**

(1) Number of Employees (Consolidated)

As of September 30, 2007

Name of Business Segment	Number of Employees
Personal Care	5,941 (1,834)
Pet Care	229 (120)
Others	195 (117)
Company-wide	103 (8)
Total	6,468 (2,079)

(Notes)

1. Numbers include only the employees in active service at the time.
2. Figures in brackets denote the average number of temporary employees during the interim consolidated fiscal period under review.
3. Figures in brackets include contract employees and part-time employees.

(2) Number of Employees of the Company

The number of employees as of September 30, 2007 was 995. The average number of temporary employees during the interim fiscal period was 246.

(3) Labor Union

There was no material change concerning union activities. Management-labor relations during the interim fiscal period remained constructive, with no matters to record.

Section 2 [State of Business]

1. [Summary of Business Results, etc.]

(1) Business Results

Summary of Overall Business Results (consolidated)

	Previous Interim Fiscal Period (Millions of Yen)	Interim Fiscal Period under Review (Millions of Yen)	Amount of Increase/Decrease (Millions of Yen)	Percentage of Increase/Decrease (%)
Net Sales	143,397	160,322	16,925	11.8
Operating Income	13,421	14,700	1,278	9.5
Ordinary Income	13,318	14,526	1,208	9.1
Interim Net Income	6,548	7,054	506	7.7
Interim Net Income per Share	¥100.41	¥109.50	¥9.09	9.1

Business Results by Region (Millions of Yen)

	Net Sales (Note)			Operating Income		
	Previous Interim Fiscal Period	Interim Fiscal Period under Review	Amount of Increase/ Decrease	Previous Interim Fiscal Period	Interim Fiscal Period under Review	Amount of Increase/ Decrease
Japan	98,687	103,264	4,577	10,774	11,025	250
Asia	26,186	34,507	8,320	2,119	3,169	1,049
Europe Middle East	18,522	22,550	4,028	462	512	50

(Note) Net Sales represent those to external customers.

Consolidated net sales for the interim fiscal period under review reached a record high of ¥160,322 million, up 11.8% YOY. In Japan, the Company released products to create new demand in high value-added products for both the personal care and pet care businesses and endeavored to increase profit. As a result, sales from the growth areas of the health care and pet care businesses increased steadily. Improvement in earnings of the baby and child care business and the pet care business, which are the Company's core businesses, steadily advanced. Consequently, net sales of domestic corporations amounted to ¥103,264 million, up ¥4,577 million YOY. In Asia, sales in the feminine care business and the baby child care business expanded steadily in major countries and regions, as a result of which sales reached ¥34,507, up ¥8,320 million YOY. In other regions, the Company successfully boosted sales of adult-use incontinence care products and paper baby diaper products in Europe and baby paper diaper products in the Middle East. Consequently, net sales by its foreign subsidiaries and affiliates increased ¥12,348 million, YOY, to ¥57,057 million, now accounting for as much as 35.6% of our total consolidated net sales.

During the interim fiscal period under review, profits partly decreased because of corporate efforts such as investing in advertising to foster brands, and spending on sales promotions to enhance competitiveness amid rising oil prices and soaring material costs arising from the increased global demand for sanitary goods. However, the Company achieved an increase in profits by boosting sales and facilitated cost reduction, as a result of which operating income amounted to ¥14,700 million (up 9.5% YOY) and ordinary income reached ¥14,526 million (up 9.1% YOY), while net income was 7,054 million (up 7.7% YOY).

Summary of Business Results by Category

1) Personal Care Business

	Previous Interim Fiscal Period (Millions of Yen)	Interim Fiscal Period under Review (Millions of Yen)	Amount of Increase/Decrease (Millions of Yen)	Percentage of Increase/Decrease (%)
Net Sales (Note)	122,171	136,850	14,679	12.0
Operating Income	11,079	12,129	1,049	9.5

(Note) Net Sales represent those to external customers.

Net sales from the personal care business for the interim fiscal period under review amounted to ¥136,850 billion, up 12.0% from those of the previous corresponding period, and operating income reached ¥12,129 million (up 9.5% YOY).

- Baby Care Business

In the domestic market, as a leading enterprise the Company is endeavoring to revitalize the market and recover its earnings amid a continuous decline in market demand because of the falling birth rate, as it did in the previous fiscal year. While striving to foster ***Moony Man Sarara Magic***, a pants-type diaper, Unicharm focused on sales of ***Moony Man Ase Sukkiri*** for the demand season in summer. With regard to pants-type diaper ***Mamy Poko Pants*** and tape-type diaper ***Mamy Poko***, whose price was raised in spring this year, Unicharm revitalized the market by marketing products adopting a new design for a limited period and strived to raise profitability while expanding its sales and market share. The Company created new opportunities for use, by releasing ***Moony Man Super Big*** (for babies and children weighing from 18 kg to 35 kg), a paper diaper of a new size, in September.

In Asia, Unicharm implemented proactive sales and marketing activities to drive market penetration of tape-type baby paper diaper ***Mamy Poko*** and pants-type baby paper diaper ***Mamy Poko Pants*** in growth markets. As a result, the Company successfully expanded sales in China, Thailand and Indonesia. In Thailand and Indonesia, where Unicharm boasts a large market share, profitability was improved further as a result of a rise in the sales ratio of pants-type paper diapers. In Taiwan and Malaysia, the Company boosted sales thanks to improvement in its market share. In South Korea, sales of ***Mamy Poko Pants***, launched in May last year, grew sharply. In the Middle East and North Africa, the Company expanded sales of baby paper diapers by boosting its supply capacity through improvement of merchandise productivity and expansion of equipment at Unicharm Gulf Hygienic Industries Ltd., its subsidiary in Saudi Arabia (hereinafter referred to as "UGHI").

Consequently, net sales in the baby care business for the consolidated interim fiscal period under review increased to ¥65,218 million, up ¥6,179 million from those of the previous corresponding period.

- Feminine Care Business

As the sole manufacturer with a full line of sanitary products in Japan, Unicharm continued to focus on the development and improvement of products providing relief and comfort, to revitalize the market with ***Sofy*** and ***Center-In*** as the two core brands, based on its business philosophy of "creating comfort and freedom for women through science."

In the category of sanitary napkins, the Company released ***Sofy Hadaomoi***, a sanitary napkin for sensitive skin prone to irritation, which uses an FCL sheet, a newly developed surface material different from conventional non-woven or mesh-type surface material. With the adoption of this surface material, the Company was able to reduce the amount of menstrual blood sticking to the skin to one-tenth (of the amount in the existing products of the Company). The Company strived to create a new category by offering three types — without wings, with wings, and for night-time use — for the new product. The Company endeavored to foster and enhance the high value-added growth segment in the mature market by focusing on sales of ***Sofy Body Fit Fuwa Pita Slim*** in the slim-type category and ***Sofy Super-Sound Sleep*** for night-time use, which were launched in March after renovation. On the other hand, in the fully reformed ***Center-In*** brand, the Company proposed a new value for women who attach importance to feeling, centering on the ***Compact*** series, ***Fuwa Fuwa Touch*** and ***Sara Sara Touch***. For the ***Compact*** series, the Company introduced ***Fuwa Fuwa Type***, a slim-type napkin using non-woven fabric soft to the touch. Furthermore, the Company strived to win wide brand recognition for ***Center-In***, which made a fresh start as a new brand, by launching television commercials to emphasize the attractiveness of ***Center-In*** to consumers. The Company endeavored to boost sales by releasing ***Center-In Compact Fuwa Fuwa Type***, a slim-type napkin using non-woven fabric soft to the touch, in August.

Turning to the overseas markets, the Company strived to accelerate the expansion of the market and increase market penetration of the ***Sofy*** brand by developing proactive sales and marketing initiatives mainly targeting high-value added night-use. The Company achieved sales growth higher than the growth of the market in Asia as a whole. In particular, Taiwan, Thailand and Indonesia, on which the Company puts emphasis, served as the driving force of the sales increase, contributing to the expansion of market share. In April, the Company started production of sanitary products in a plant newly established in Vietnam, making full-scale inroads into the Vietnamese sanitary product market. Furthermore, in the Middle East and North Africa, the Company began production of sanitary napkins at UGHI, and endeavored to reinforce market penetration of the ***Sofy*** brand by airing TV commercials.

Consequently, net sales in the feminine care business for the consolidated interim fiscal period under review increased ¥4,835 million to ¥36,057 million compared with the previous corresponding period.

- Health Care Business

Despite the intense competition in this growth market, the Company's health care business in Japan grew faster than the market did. The Company, guided by its business philosophy, "Pursue the Joy of Life," focused on development and improvement of the ***Lifree*** brand embracing the slogan: "Bedridden neither in Mind nor Body"

With the number of opportunities for nursing care at home increasing following the advance in the aging of the population, the Company launched ***Lifree Long-hours Relief Pads***, which takes care of four times the amount of urination, realizing the same excretion care at home as that in nursing-care facilities. The light incontinence care product market for senior citizens in Japan, which is growing rapidly, is projected to grow further owing to the aging baby boomer generation in Japan. Against this backdrop, the Company released ***Lifree Kyusui Shitagi Slim Wear***, an incontinence care product for the healthy elderly, in April. This product is part of ***Lifree***, an adult incontinence care brand. Unicharm pushed forward with the creation of a "water-absorbing underwear" category by improving product recognition through TV commercials with a key message of "I will never allow incontinence to disturb my life," and acquiring customers who use the product on a trial basis by launching a campaign to give out free samples to 10,000 persons and releasing a pack for outings, which holds two items of the product.

From the ***Unicharm Cho-Rittai Mask*** series, a three-dimensional mask made of non-woven fabric, the Company launched a limited version of soft pink color masks for women to revitalize the market.

In the category of business-use products, the Company focused on acquiring new customers and maintaining existing customers by proposing original incontinence care models.

In the overseas markets, Unicharm accelerated the development of the ***Lifree*** brand in Taiwan and Thailand and achieved a steady sales increase by proposing original incontinence care in those countries. In addition, the Company successfully increased sales of pants-type paper diapers in other regions, mainly in Europe.

- Clean & Fresh Business

In the clean & fresh business, in which Unicharm strives to provide household cleanliness, relief and freshness to its customers via products developed with its core technologies in non-woven fabric and absorbent materials, the Company enhanced sales by focusing on the three brands of ***Wave*, *Silcot Wet Tissues*** and ***Silcot*.**

From the ***Wave*** sheet cleaner, a product aimed at introducing new cleaning practices, the Company endeavored to boost sales by launching consumer campaigns, including ***Wave—Hawaii Travel Present*.** For the ***Silcot Wet Tissues*** brand, the Company renovated packages and enhanced the function of the Antibacterial series by mixing a safe antibacterial component derived from green tea.

In the overseas market, the Company has licensed to Procter and Gamble Co. the sheet technology of the ***Wave*** sheet cleaner. ***Swiffer Dusters*,** a product produced using this technology, has been sold in North America and Europe, which significantly contributed to the royalty revenues of the Company.

2) Pet Care Business

	Previous Interim Fiscal Period (Millions of Yen)	Interim Fiscal Period under Review (Millions of Yen)	Amount of Increase/Decrease (Millions of Yen)	Percentage of Increase/Decrease (%)
Net Sales (Note)	15,940	18,135	2,194	13.8
Operating Income	1,774	2,101	326	18.4

(Note) Net Sales represent those to external customers.

Sales in the pet care segment during the consolidated interim fiscal period under review increased 13.8% YOY to reach ¥18,135 million and operating income was ¥2,101 million (up 18.4% YOY).

In the pet food category, Unicharm released ***Aiken Genki Silver Dish for Dogs Aged 11 and Older*** and ***Silver Spoon for Cats Aged 11 and Older*** in response to the continued increase in the number of older dogs and cats. The Company reinforced its lineup to promote sales with the focus on products in the differentiated market segment by adding new products to the wet cat food ***Silver Spoon Can*** series, which was lunched in September 2006. Among such new products are ***Silver Spoon Can: Fish and Chicken White Meat Mixed*,** which uses white meat of chicken, and ***Silver Spoon for Cats Aged 11 and Older*** for older cats.

In the pet toiletries category, the Company has sought to more effectively market an improved lineup of products that cater to the ever-increasing needs of indoor pet-keeping. For instance, the Company launched ***One-Week Deodorant and Disinfectant Deo Toilet with Scatterless Deodorant and Disinfectant Sand*,** replaceable sand for a system toilet for cats called ***One-Week Deodorant and Disinfectant Toilet*,** needs for which are growing significantly.

3) Other Businesses

	Previous Interim Fiscal Period (Millions of Yen)	Interim Fiscal Period under Review (Millions of Yen)	Amount of Increase/Decrease (Millions of Yen)	Percentage of Increase/Decrease (%)
Net Sales (Note)	5,285	5,336	51	1.0
Operating Income	535	412	(123)	(23.0)

(Note) Net Sales represent those to external customers.

Sales in other businesses for the consolidated interim fiscal period under review amounted to ¥5,336 million, up 1.0% YOY, and operating income amounted to ¥412 million, down 23.0% YOY.

In the food-wrapping materials business, catering to supermarkets and other food-related outlets, the Company focused on sales of a tray mat ***Fresh Master***, which makes the most of the Company's technology in non-woven fabric and absorbent materials. The Company also strived to expand sales of professional-quality sheet cleaner ***Wave***.

Summary of Business Results by Geographic Region

1) Japan

In the personal care product segment, the Company strived to promote a shift to premium products in the mature markets and creation of new markets in the growth markets. In the baby care product segment, which accounts for large percentage of sales, the Company endeavored to enforce market penetration of ***Moony Sarara Magic*** and ***Moony Man Sarara Magic***, which were reformed in autumn last year, in the premium baby paper diaper brand of ***Moony***. With regard to affordably priced paper diapers, the Company revised the quantity and price per package of ***Mamy Poko***, in addition to launching sales promotions utilizing new character designs, in its effort to boost sales and raise profitability.

In the feminine care product segment, amid a decreasing target population, the Company reinforced sales of products in high valued-added growth segments, such as night-use and slim-type sanitary napkins. In the ***Center-In*** brand, which was obtained in the previous year, the Company proposed a new value for women who attach importance to feeling, centering on the ***Compact*** series, ***Fuwa Fuwa Touch*** and ***Sara Sara Touch***. In September, from the ***Sofy*** brand, the Company released ***Sofy Hadaomoi***, a sanitary napkin for sensitive skin prone to irritation, which uses an FCL sheet, an originally developed surface material. With the launch of high valued-added products, the Company promoted a shift to premium products in the market.

In the health care product segment, the Company released ***Lifree Kyusui Shitagi Slim Wear*** in the segment of light incontinence care products for the elderly which is growing because of the rapidly aging population, promoting the creation of a "water-absorbing underwear" category targeting the healthy elderly. While the number of opportunities for nursing care at home are increasing following the advance in the aging of the population, the Company launched ***Lifree Long-hours Relief Pads***, which takes care of four times the amount of urination, realizing the same excretion care at home as that in nursing-car facilities.

In the clean & fresh business, Unicharm enhanced sales by focusing on the three brands of ***Wave***, ***Silcot Wet Tissues*** and ***Silcot***. For the ***Silcot Wet Tissues*** brand, the Company renovated packages and enhanced the function of the Antibacterial series by mixing an antibacterial component derived from green tea.

In the pet care product segment, Unicharm released ***Aiken Genki Silver Dish for Dogs Aged 11 and Older*** and ***Silver Spoon for Cats Aged 11 and Older*** in response to the continued increase in the number of older dogs and cats. Unicharm reinforced its lineup with the focus on products in the differentiated market segment by adding new product lines, including ***Silver Spoon for Cats Aged 11 and Older*** for older cats.

As a result, net sales to external customers in Japan increased by ¥4,577 million compared with the previous interim fiscal period, to ¥103,264 million. Operating income rose by ¥250 million compared with the previous interim fiscal period, to ¥11,025 million.

2) Asia

In the overseas business in Asia, the Company boosted sales steadily both in the baby care business and the feminine care business. The Company started production of sanitary products in a plant newly established in Vietnam in April, making full-scale inroads into that country.

As a result, sales to external customers in Asia rose by ¥8,320 million compared with the previous interim fiscal period, to ¥34,507 million. Operating income increased by ¥1,049 million compared with the previous interim fiscal period, to ¥3,169 million.

3) Europe and the Middle East

In the overseas business in Europe and the Middle East, the Company steadily expanded sales of adult-use incontinence care products and baby and child care products in Europe. In the Middle East, the Company boosted its supply capacity by enhancing production equipment for baby paper diapers at UGHI. The Company also introduced production equipment for sanitary napkins and fully started marketing the products.

As a result, sales to external customers in Europe and the Middle East amounted to ¥22,550 million, up ¥4,028 million compared with the previous interim fiscal period, while operating income rose ¥50 million YOY to ¥512 million.

(2) State of Cash Flows

Cash and cash equivalents as of the end of the interim fiscal period under review amounted to ¥71,158 million, representing a increase of ¥5,708 million from the prior fiscal year end, as cash flows from operating activities increased ¥18,928 million, those from investing activities decreased ¥10,881 million and those from financing activities decreased ¥2,389 million.

(Cash Flows from Operating Activities)

Cash flows from operating activities during the interim fiscal period under review increased ¥18,928 million, mainly as a result of ¥14,498 million in income before income tax and other adjustments, ¥7,002 million in depreciation expenses and ¥4,117 million used to pay corporate income tax and other charges.

(Cash Flows from Investing Activities)

Cash flows from investing activities during the interim fiscal period under review decreased ¥10,881 million. This was mainly because of expenditures of ¥8,562 million in acquisition of tangible fixed assets such as building additional facilities mainly to cope with the expansion of the scope of overseas business, and expenditures of ¥2,305 million in acquisition of investment securities.

(Cash Flows from Financing Activities)

Cash flows from financing activities during the interim fiscal period under review decreased ¥2,389 million compared with the previous interim fiscal period, primarily because of a decrease in short-term bank loans by ¥470 million and expenditures of ¥1,416 million for payment of dividends.

2. [Production, Orders (Received) and Sales]

(1) Production Results

Business Segment	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2007)	
	Amount (Millions of Yen)	YOY Change (%)
Personal Care	135,142	6.0
Pet Care	17,670	3.8
Others	5,268	(2.0)
Total	158,081	5.5

(Notes) 1. The foregoing amounts are expressed in sales price equivalents.
2. The foregoing amounts do not include Consumption Tax, etc.

(2) Orders (Received)

The Company does not produce its products on a job-order basis.

(3) Sales Results

Business Segment	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2007)	
	Amount (Millions of Yen)	YOY Change (%)
Personal Care		
Baby and child care products	65,218	10.5
Feminine care products	36,057	15.5
Others	35,574	11.5
Sub Total	136,850	12.0
Pet Care	18,135	13.8
Others	5,336	1.0
Total	160,322	11.8

(Notes) 1. Sales by major wholesale distributor and ratio of net sales.

Wholesale distributor	Previous interim consolidated fiscal period (April 1 – September 30, 2006)		Interim consolidated fiscal period under review (April 1 – September 30, 2007)	
	Sales (Millions of Yen)	Ratio of net sales (%)	Sales (Millions of Yen)	Ratio of net sales (%)
ARATA Co., Ltd.	18,752	13.1	21,597	13.5

2. The foregoing amounts do not include Consumption Tax, etc.

3. [Issues Facing the Group]

Fortunately, during the interim fiscal period under review, the Unicharm Group was not faced with any significant new business or financial issues or changes in circumstances.

4. **[Important Business Contracts/alliances, etc.]**

No materially important contracts, etc. were executed during the interim fiscal period under review.

5. **[Research and Development Activities]**

Through its research and development activities conducted mainly at the technical center and engineering center located in Kannonji-city (Kagawa), the Unicharm Group has constantly upgraded its non-woven fabric technology, special polymer-based absorbent technology and know-how on paper and pulp under the basic guiding principle of "Continuing to Create New Value through Technological Innovation" with the philosophy of "Becoming No. 1 by Continually Doing its Best." The Group faces the ongoing challenge of developing top-notch products in respective categories and reducing the lead time between product development and market introduction.

The research and development expenses for the entire Unicharm Group amounted to ¥2,287 million during the interim fiscal period under review. The major achievements were as follows:

Personal Care Business

In the category of baby care products, in the large-size diaper market, which tends to expand because of a delay in ending the use of diapers, the Company launched ***Moony Man Super Big Size***, designed to be worn comfortably even by big children, by adopting gathers that are soft to the touch and that hardly leave any marks on the skin, a wide absorber capable of holding plenty of urine and a simple design like underwear. With this new product, the Company extended the range of sizes and reinforced its brand power.

Unicharm strived to improve customer satisfaction by improving products in terms of product quality and function, by additionally adopting an antibacterial pure sheet that is gentle to the skin in ***Moony Sara Sara Magic*** and ***Moony Man Sara Sara Magic*** to meet growing needs for skin care.

In the overseas markets, the Company strived to enhance merchandise capability in the premium market in the particularly rapidly growing Chinese market by introducing ***Mommy Poko Antibacterial Layer Care***, with the newly developed thin-type soft absorber and three-dimensional crotch gather, in order to precisely grasp consumer needs and reconcile comfort in use and basic functions at high levels. For ***Mommy Poko Shunkyu Kanso*** in the middle line, Unicharm succeeded in making the products slim for sizes for boys and girls in order to improve comfort in use. Through these efforts, the Company drastically reorganized all sizes of baby paper diapers in the premium line and the middle line, reinforcing its brand power.

Furthermore, the Company developed ***Mommy Poko Pants Standard***, a pants-type paper diaper, in which high performance is realized despite its low price, for the economy market in

ASEAN. With the successful introduction of the newly developed diapers in Indonesia for a starter, the Company established a footing for global development in the future.

In the feminine care product segment, Unicharm launched ***Sofy Hadaomoi***, a next-generation napkin with **Funwari Naminami** sheet (FLC sheet), a newly developed top sheet different from the conventional mesh-type and non-woven top sheets, as a type for sensitive skin prone to irritation. The new product has obtained favorable responses from many customers, since it controls the stimulation of menstrual flow itself and the stimulation of the napkin through functions realized by three innovations: reform of absorbency, which reduced the amount of menstrual blood remaining on the surface to 10% of that in the existing products (of the Company); reform of gentleness to the skin, which reduced the area in contact with the skin by 50%; and reform of moisture discharge and absorption, which cut down on sweat remaining on the surface by boosting the amount of air permeation by 2.3 times and the amount of moisture absorption by 140%. This new product contributed to the creation of a new market in the skin care category.

From the ***Center-In*** brand, the Company additionally released ***Fuwa Fuwa Slim*** type, which is softer to the touch, and reformed all the compact series products by raising the center absorption function, in an effort to improve customer satisfaction and reinforce the brand power.

In the rapidly growing light incontinence market, the Company endeavored to promote purchases and rejuvenate the market by changing the designs of the packages of all water-absorbing liners of ***Charm Nap***, which has obtained favorable responses as the top brand of incontinence care for women, to brighter designs suitable for women so that customers easily take the products in their hands.

In the health care business and from the ***Lifree*** brand that aims at improving overall quality of life (QOL) with its full lineup, the Company released ***Lifree Men's Guard Slim***, a triangular slim pad designed and developed exclusively for urine care for men. This new product has obtained favorable responses from many customers for the easiness of changing ordinary underwear to water-absorbing underwear and comfort in use. The Company endeavored to improve comfortableness corresponding to the needs of customers, and reinforced the brand power by pushing forward with a proposal for using the new product and ***Slim Wear***, which is the first water-absorbing underwear with a slim absorber exclusively for incontinence care, using a flexible stretchy material and launched in the spring this year, in accordance with how it is used in everyday life.

For ***Lifree Sawayaka Pad***, the Company strived to promote purchases and revitalize the market by adopting a newly designed package that eliminates out images associated with old age and nursing care.

In the clean & fresh business, the Company strives to provide household cleanliness, relief and freshness to its customers via products developed with its core technologies in non-woven fabric and absorbent materials.

In ***Wave Handy Wiper***, which has been enjoying popularity among customers, the Company improved the soft feeling and easiness in attaching the three-dimensional sheet, and additionally released ***Extensible Type***, which enables users to easily clean high places that could not be reached by hand and the inner parts of openings. The Company improved customers' understanding of the product by adopting a clear package that allows users to see the contents, which contributed to further improving brand recognition and revitalizing the market.

In the ***Silcot Wet Tissue*** series, Unicharm renovated the quality and function of the ***Silcot Wet Tissues Anshin Jokin*** (non-alcohol type) by newly including an antibacterial component derived from natural plants to the product, and released ***Silcot Wet Tissues Alcohol Jokin Wet Towel***, which can eliminate bacteria from fingers and places around dining tables. Through such efforts, the Company reinforced the product lineup, further revitalizing the market in accordance with the characteristics of segments.

In the personal care business, Unicharm proceeded to establish evidence of the safety and quality of products and strived to publicly announce the results of research through technological public relations activities, led by the Institute for Life Science, which scientifically analyzes the actual way of living and comfortableness of consumers. For example, the Company conducted joint research with academic institutions, including the University of Tokyo, Kyoto University, Kobe University and Kansai Medical University: research on mother and child interaction when diapers are changed; research on fit of pants-type diapers for the elderly; demonstration of the itchy effect of sanitary napkins through clinical tests; proof of a reduction (by one-fifth) of the occurrence of influenza among children by wearing masks; and other research and proof.

As a result of the foregoing developments, research and development costs for the personal care business during the interim fiscal period under review amounted to ¥2,060 million.

Pet Care Business

Consolidated subsidiary Unicharm PetCare Corporation conducts basic research and product development for the pet care business based on the corporate philosophy of "Comfortable Pet Life through Health and Cleanliness." The Company works on product development and basic research for pet food products at the plant in Itami City, Hyogo Prefecture, and for pet toiletries in Kannonji City, Kagawa Prefecture.

In the pet food category, the Company focused its efforts on pet food product research and development to offer pets long, healthy lives by responding precisely to the nutritional needs of pets according to such individual characteristics as age, build, and weight. The Company developed and released such products as ***Silver Spoon Pouch***, a pouch-type wet cat food, following ***Silver Spoon Can***, which was launched in the autumn 2006, and ***Geins Pakkun – Chicken White Meat***, a semi-raw type of dog food.

In pet toiletries, the Company continually works to develop products that address needs for pet cleanliness and for the cleanliness of living environments shared with pets. The Company developed and launched ***Dry Pet Sheet ZERO–One***, a sheet for disposing of dog excrement that absorbs urine three times faster than the Company's existing similar products.

Due to the above efforts, research and development costs for the pet care business in the interim fiscal period under review totaled ¥216 million.

Other Businesses

In the food-wrapping materials business that caters to supermarkets, etc., the Company expanded its product lineup by taking advantage of its core technologies in unwoven fabric and absorbent materials.

As a result, the research and development expenses for the other business amounted to ¥10 million during the interim fiscal period under review.

Section 3 [Facilities and Equipment]

1. [Main Facilities and Equipment]

There was no material change during the interim fiscal period under review.

2 [Planned Construction, Removal, etc. of Facilities and Equipment]

During the interim fiscal period under review, there was no construction of important facilities or equipment, no material change (including removal) and no completion of any important plan for facilities or equipment that had been planned as of the end of the previous fiscal year.

The Company made no new plans during the interim fiscal period under review regarding construction or removal, etc. of important facilities/equipment.

Section 4 [State of the Company]

1. [State of Stocks, etc.]

(1) [Aggregate Number, etc. of Stocks]

1) [Aggregate Number of Stocks]

Type	Aggregate Number of Issuable Shares
Common Stock	275,926,364
Total	275,926,364

2) [Stocks Issued and Outstanding]

Type	Number of Shares Issued as of the End of Interim Fiscal Period (September 30, 2007)	Number of Shares Issued as of the Date of Report (December 17, 2007)	Name of the financial instruments exchange where the company is listed or name of the registered and authorized association of financial instruments firms	Contents
Common Stock	68,981,591	68,981,591	First Section, Tokyo Stock Exchange	Standard stock of the Company with full unrestricted voting right
Total	68,981,591	68,981,591	-	-

(2) [State of Stock Options, etc.]

Stock Options

The stock options issued pursuant to the provisions of Articles 280-20 and 281-21 of the former Commercial Code (revised in 2001) are as follows:

Resolution of Regular General Meeting of Shareholders held on June 27, 2003		
	As of the End of Interim Fiscal Period (September 30, 2007)	As of the Date of Report (November 30, 2007)
Number of Stock Options	5,298	5,285
Number of Own Stock Options Included in Stock Options	-	-
Type of Stock	Common Stock	Same as left
Number of Shares	529,800	528,500
Amount Paid In at the Time of Exercise of Stock Option (Yen)	5,731 per share	Same as left
Period for Exercise of Stock Option	July 1, 2006 – June 30, 2008	Same as left
Issuance Price of Stocks and Amount Credited to Equity in the Case of Issuing Stocks through Exercise of Stock Option (Yen)	Issuance Price 5,731	Same as left
	Amount credited to equity 2,866	Same as left
Terms and Conditions of Exercise of Stock Option	1) The holders of Stock Options may not exercise them if the market price of the common stock of the Company at the time of exercise of the relevant Stock Options is less than ¥8,200 (which amount shall be adjusted in the same manner as for adjustment of the issuance price if any cause arises for adjusting the relevant issuance price). 2) Other terms and conditions of exercise are subject to approval by the Board of Directors of the Company.	Same as left
Matters Relating to Transfer of Stock Option	Transfer of warrants (stock options) is subject to the approval by the board of directors of the company.	Same as left
Matters Related to Substitute Payment	-	-
Matters Related to Issuance of Stock Options Accompanying Reorganization Procedure	-	-

(Notes) 1. The number of stocks represented by one Stock Option is one hundred.

2. The number of shares subject to the stock option means the number of new shares scheduled to be issued as per the resolution of the Regular Meeting of Shareholders less the number of rights eliminated or relinquished for reasons of retirement, etc.

3. Upon occurrence of 1) or 2) below following the issuance of Stock Options, the paid-in capital amounts shall be adjusted in accordance with the respective formula (with any fraction rounded up to the nearest yen).

1) An event in which the Company carries out stock split or reverse stock split:

Paid-in capital after adjustment=

$$\text{Paid-in capital before adjustment} \times \frac{1}{\text{Ratio of stock split or reverse stock split}}$$

2) An event in which the Company issues new ordinary stocks of the Company or disposes of its treasury ordinary stocks at a price lower than market price:

Paid-in capital after adjustment=

Paid-in capital before adjustment×

$$\frac{\text{Number of shares previously issued} + \dfrac{\text{Number of shares newly issued} \times \text{Paid - in amount per share}}{\text{Market price}}}{\text{Number of shares previously issued} + \text{Increase in number of shares as a result of new issuance}}$$

Resolution of Regular General Meeting of Shareholders held on June 29, 2004		
	As of the End of Interim Fiscal Period (September 30, 2007)	As of the Date of Report (November 30, 2007)
Number of Stock Options	6,874	6,983
Number of Own Stock Options Included in Stock Options	-	-
Type of Stock	Common Stock	Same as left
Number of Shares	687,400	686,300
Amount Paid in at the Time of Exercise of Stock Option (Yen)	5,702 per share	Same as left
Period for Exercise of Stock Option	July 1, 2007 – June 30, 2009	Same as left
Issuance Price of Stocks and Amount Credited to Equity in the Case of Issuing Stocks through Exercise of Stock Option (Yen)	Issuance Price 5,702	Same as left
	Amount credited to equity 2,851	Same as left
Terms and Conditions of Exercise of Stock Option	1) The holders of Stock Options may not exercise them if the market price of the common stock of the Company at the time of exercise of the relevant Stock Options is less than ¥8,200 (which amount shall be adjusted in the same manner as for adjustment of the issuance price if any cause arises for adjusting the relevant issuance price). 2) Other terms and conditions of exercise are subject to approval by the Board of Directors of the Company.	Same as left
Matters Relating to Transfer of Stock Option	Transfer of warrants (stock options) is subject to the approval by the board of directors of the company.	Same as left
Matters Related to Substitute Payment	-	-
Matters Related to Issuance of Stock Options Accompanying Reorganization Procedure	-	-

(Notes) 1. The number of stocks represented by one Stock Option is one hundred.

2. The number of shares subject to the stock option means the number of new shares scheduled to be issued as per the resolution of the Regular Meeting of Shareholders less the number of rights eliminated or relinquished for reasons of retirement, etc.

3. Upon occurrence of 1) or 2) below following the issuance of Stock Options, the paid-in capital amounts shall be adjusted in accordance with the respective formula (with any fraction rounded up to the nearest yen).

1) An event in which the Company carries out stock split or reverse stock split:

Paid-in capital after adjustment=

$$\text{Paid-in capital before adjustment} \times \frac{1}{\text{Ratio of stock split or reverse stock split}}$$

2) An event in which the Company issues new ordinary stocks of the Company or disposes of its treasury ordinary stocks at a price lower than market price:

Paid-in capital after adjustment=

Paid-in capital before adjustment×

$$\frac{\text{Number of shares previously issued} + \dfrac{\text{Number of shares newly issued} \times \text{Paid - in amount per share}}{\text{Market price}}}{\text{Number of shares previously issued} + \text{Increase in number of shares as a result of new issuance}}$$

(3) [Details of Rights Plan]

There are no relevant matters to report.

(4) [State of Aggregate Number of Stocks Issued and Outstanding, Capital, etc.]

Date	Changes in the total number of outstanding shares	Balance of the total number of outstanding shares	Change in capital (Millions of Yen)	Balance of capital (Millions of Yen)	Change in capital reserve (Millions of Yen)	Balance of capital reserve (Millions of Yen)
September 30, 2007	-	68,981,591	-	15,992	-	18,590

(5) [Principal Shareholders]

As of September 30, 2007

Name	Address	Number of Shares Held (Thousands)	Percentage of Shares Held in Relation to Aggregate Number of Shares Outstanding
Unitec Corporation	4087-24 Kawanoe-cho, Shikoku-Chuo City, Ehime	12,368	17.93
Takahara Kosan K.K.	3-25-27-1301 Takanawa, Minato-ku, Tokyo	3,418	4.96
Takahara Fund P.L.C.	1712 Kawanoe-cho, Shikoku-Chuo City, Ehime	3,120	4.52
The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3 Hamamatsu-cho, Minato-ku, Tokyo	2,264	3.28
Investors Bank (Standing Proxy: Standard Chartered Bank)	200 Claredon Street P.O. Box 9130 Boston, MA, U.S.A. (2-11-1 Nagata-cho, Chiyoda-ku, Tokyo)	2,229	3.23
State Street Bank and Trust Company (Standing Proxy: Mizuho Corporate Bank, Ltd.)	P.O.Box 351 Boston, MA, USA (6-7 Nihombashi Kabuto-cho, Chuo-ku, Tokyo)	2,106	3.05
Nippon Life Insurance Company	1-6-6 Marunouchi, Chiyoda-ku, Tokyo	1,934	2.80
The Hiroshima Bank, Ltd.	1-3-8 Kamiya-cho, Naka-ku, Hiroshima City, Hiroshima	1,920	2.78
The Iyo Bank, Ltd.	1 Minami Horibata-cho, Matsuyama City, Ehime	1,699	2.46
Japan Trustee Service Bank, Ltd. (Trust Account)	1-8-11 Harumi, Chuo-ku, Tokyo	1,555	2.26
Total	-	32,618	47.29

(Notes) 1. Although the Company holds 4,557,000 treasury shares (6.61%), it is not included in the foregoing list of principal shareholders as these shares are without voting rights.

2. On July 19, 2007, Barclays Global Investors Japan Trust & Banking Co., Ltd. and seven other joint shareholders submitted a significant shareholding report (Change Report) in relation to the Company's shares, stating that it held the below-noted stock certificates, etc. as of July 13, 2007. However, the Company did not include it in the foregoing list of principal shareholders as the Company was unable to confirm the number of beneficiary stockholders as of the end of the interim fiscal period under review. The contents of the significant shareholding report by Barclays Global Investors Japan Trust & Banking Co., Ltd. and seven other joint shareholders are as follows:

Name	Address	Number of Shares Held (in thousand shares)	Percentage of Shares Certificates Held (%)
Barclays Global Investors Japan Trust & Banking Co., Ltd. and seven other joint shareholders	1-1-39 Hiroo, Shibuya-ku, Tokyo and others	2,905	4.21

(6) [Voting Rights]

1) [Shares Issued and Outstanding]

As of September 30, 2007

Category	Number of Shares	Number of Voting Rights	Contents
Non-Voting Shares	-	-	-
Shares with Limited Voting Right (Treasury Stock, etc.)	-	-	-
Shares with Limited Voting Right (Others)	-	-	-
Shares with Full Voting Rights (Treasury Stock, etc.)	(Treasury Stock) Common Stock 4,557,100	-	Standard shares of our Company with no limitation imposed on their rights
Shares with Full Voting Right (Others)	Common Stock 64,389,000	643,890	Same as above
Fractional Shares	Common Stock 35,491	-	Same as above
Aggregate Number of Shares Issued and Outstanding	68,981,591	-	-
Aggregate Number of Shareholders' Voting Rights	-	643,895	-

(Notes) 1. "Shares with Full Voting Right (Others)" include 400 shares (representing 4 voting rights) in the name of Japan Securities Depository Center Inc.

2. "Fractional shares" include 65 treasury shares held by our Company.

2) [Treasury Stock, etc.]

As of September 30, 2007

Name of Owner	Address of Owner	Number of Shares Held in Its Own Name	Number of Shares Held in Others' Names	Aggregate Number of Shares Held	Percentage of Shares Held in Relation to Aggregate Number of Shares Outstanding
(Treasury Stocks) Unicharm Corporation	182 Shimobun, Kinsei-cho, Shikoku-Chuo City, Ehime	4,557,100	-	4,557,100	6.61
Total	-	4,557,100	-	4,557,100	6.61

2. [Changes in Share Price]

[Monthly Share Price Highs and Lows during Relevant Interim Fiscal Period]

Month	April 2007	May 2007	June 2007	July 2007	August 2007	September 2007
High (Yen)	7,490	7,120	7,120	7,600	7,280	7,070
Low (Yen)	7,020	6,580	6,620	6,470	6,240	6,430

(Note) Share price highs and lows are from the First Section, Tokyo Stock Exchange.

3. [Executive Officers]

There were no changes in executive directors during the period from the submission date of the previous term's Securities Report to the submission date of this Interim Report.

Section 5 [Financial Standing]

1. Method of Preparation of Interim Consolidated Financial Statements and Interim Financial Statements

   (1) The interim consolidated financial statements of the Company are prepared in accordance with the Rules Concerning Terms, Forms and Methods of Preparation of Interim Consolidated Financial Statements (Ministry of Finance Ordinance No. 24 of 1999; hereinafter referred to as "Rules on Interim Consolidated Financial Statements").

   The interim consolidated financial statements of the Company were prepared in accordance with the pre-revision Rules on Interim Consolidated Financial Statements up until the previous interim consolidated fiscal period (from April 1, 2006 to September 30, 2006) and are prepared in accordance with the revised Rules on Interim Consolidated Financial Statements in the consolidated fiscal period under review (from April 1, 2007 to September 30, 2007).

   (2) The interim financial statements of the Company are prepared in accordance with the Rules Concerning Terms, Forms and Methods of Preparation of Interim Financial Statements (Ministry of Finance Ordinance No. 38 of 1977; hereinafter referred to as "Rules on Interim Financial Statements").

   The interim financial statements of the Company were prepared in accordance with the pre-revision Rules on Interim Financial Statements up until the previous interim fiscal period (from April 1, 2006 to September 30, 2006) and are prepared in accordance with the revised Rules on Interim Financial Statements the interim fiscal period under review (from April 1, 2007 to September 30, 2007).

2. Audit Certification

   The Company has had Audit Corporation Tohmatsu audit the interim consolidated financial statements covering the previous interim consolidated fiscal period (April 1, 2006 to September 30, 2006) and the interim financial statements covering the previous interim fiscal period (April 1, 2006 to September 30, 2006) pursuant to the provisions of Article 193-2 of the Securities and Exchange Law, and the interim consolidated financial statements covering the interim consolidated fiscal period under review (April 1, 2007 to September 30, 2007) and the interim financial statements covering the interim fiscal period under review (April 1, 2007 to September 30, 2007) pursuant to the provisions of Article 193-2, Paragraph 1 of the Financial Instruments and Exchange Law.

1 **[Interim Consolidated Financial Statements, etc.]**

(1) [Interim Consolidated Financial Statements]

1) Interim Consolidated Balance Sheet

(Amounts in Millions of Yen)

Classification	Note No.	End of Previous Interim Consolidated Fiscal Period (as of September 30, 2006) Amount	Percentage (%)	End of Interim Consolidated Fiscal Period under Review (as of September 30, 2007) Amount	Percentage (%)	Condensed Consolidated Balance Sheet for Previous Consolidated Fiscal Year (as of March 31, 2007) Amount	Percentage (%)
(Assets)							
I Current assets							
1 Cash and deposits		59,613		67,355		65,471	
2 Notes and accounts receivable	*1	34,085		36,265		38,011	
3 Marketable securities		12,749		16,779		13,112	
4 Inventories		20,057		19,454		20,376	
5 Other current assets		5,651		5,900		5,687	
Allowance for bad debts		(70)		(66)		(71)	
Total current assets		132,086	52.7	145,689	52.7	142,588	53.1
II Fixed assets							
1 Tangible fixed assets	*2						
(1) Buildings and other structures		24,631		26,603		25,204	
(2) Machinery, equipment and vehicles		40,766		47,778		45,490	
(3) Land		10,235		9,871		9,975	
(4) Construction in progress		3,420		4,485		4,322	
(5) Other tangible fixed assets		1,448		1,733		1,721	
Total tangible fixed assets		80,502	32.1	90,473	32.8	86,725	32.2
2 Intangible fixed assets							
(1) Goodwill		2,929		2,633		2,724	
(2) Other intangible fixed assets		1,345		1,257		1,302	
Total intangible fixed assets		4,274	1.7	3,891	1.4	4,027	1.5
3 Investments and other assets							
(1) Investment securities		28,284		29,500		29,604	
(2) Other investments		5,782		6,954		5,991	
Allowance for bad debts		(195)		(185)		(173)	
Total investments and other assets		33,871	13.5	36,270	13.1	35,422	13.2
Total fixed assets		118,648	47.3	130,634	47.3	126,175	46.9
Total Assets		250,735	100.0	276,324	100.0	268,763	100.0

		End of Previous Interim Consolidated Fiscal Period (as of September 30, 2006)		End of Interim Consolidated Fiscal Period under Review (as of September 30, 2007)		Condensed Consolidated Balance Sheet for Previous Consolidated Fiscal Year (as of March 31, 2007)	
Classification	Note No.	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
(Liabilities)							
I Current liabilities							
1 Notes and accounts payable	*1	31,215		32,328		32,721	
2 Short-term bank loans		7,519		6,802		6,981	
3 Accrued expenses		21,909		24,568		23,828	
4 Accrued corporate income tax		3,614		4,859		3,047	
5 Reserve for bonus payment		3,246		3,368		3,161	
6 Reserve for directors' bonus payment		98		-		191	
7 Other current liabilities		5,163		5,980		5,437	
Total current liabilities		72,767	29.0	77,908	28.2	75,370	28.0
II Long-term liabilities							
1 Long-term debt		626		1,631		1,738	
2 Provision for severance benefits		5,876		6,258		6,285	
3 Provision for directors' severance bonus		1,166		-		1,198	
4 Other long-term liabilities		5,069		8,171		7,120	
Total long-term liabilities		12,737	5.1	16,062	5.8	16,343	6.1
Total liabilities		85,505	34.1	93,970	34.0	91,714	34.1

Classification	Note No.	End of Previous Interim Consolidated Fiscal Period (as of September 30, 2006) Amount	Percentage (%)	End of Interim Consolidated Fiscal Period under Review (as of September 30, 2007) Amount	Percentage (%)	Condensed Consolidated Balance Sheet for Previous Consolidated Fiscal Year (as of March 31, 2007) Amount	Percentage (%)
(Net Assets)							
I Shareholders' equity							
1. Common stocks		15,992		15,992		15,992	
2. Additional paid-in capital		18,590		18,590		18,590	
3. Retained earnings		133,459		146,184		140,547	
4. Treasury stocks		(23,108)		(23,125)		(23,119)	
Total shareholders' equity		144,934	57.8	157,642	57.1	152,010	56.6
II Valuation and translation adjustments, etc.							
1. Unrealized gains on available-for-sale securities		6,107		5,574		6,960	
2. Gains (losses) on deferred hedges		11		(0)		4	
3. Land revaluation difference		(330)		(324)		(324)	
4. Foreign currency translation adjustment		(29)		3,153		2,513	
Total valuation and translation adjustments, etc.		5,759	2.3	8,403	3.0	9,155	3.4
III Minority interests		14,536	5.8	16,308	5.9	15,883	5.9
Total net assets		165,230	65.9	182,353	66.0	177,049	65.9
Total liabilities and net assets		250,735	100.0	276,324	100.0	268,763	100.0

2) [Interim Consolidated Statement of Income]

(Amounts in Millions of Yen)

Classification	Note No.	Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2006) Amount		Percentage (%)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2007) Amount		Percentage (%)	Condensed Consolidated Statement of Income for Previous Consolidated Fiscal Year (from April 1, 2006 - March 31, 2007) Amount		Percentage (%)
I Net sales			143,397	100.0		160,322	100.0		301,880	100.0
II Cost of sales			82,149	57.3		93,680	58.4		173,238	57.4
Gross profit			61,247	42.7		66,642	41.6		128,641	42.6
III Selling, general and administrative expenses	*1		47,826	33.3		51,942	32.4		98,711	32.7
Operating income			13,421	9.4		14,700	9.2		29,929	9.9
IV Non-operating income										
1 Interest received		282			338			615		
2 Dividends received		149			220			237		
3 Foreign currency gain or loss		68			-			338		
4 Other non-operating income		335	835	0.6	371	930	0.6	706	1,897	0.7
V Non-operating expenses										
1 Interest paid		206			239			412		
2 Sales discount		617			771			1,221		
3 Other non-operating expenses		114	938	0.7	92	1,104	0.7	121	1,755	0.6
Ordinary income			13,318	9.3		14,526	9.1		30,071	10.0
VI Extraordinary profit										
1 Gain on sales of investment securities		0			26			33		
2 Gain on sales of fixed assets	*2	1			50			173		
3 Gain on reversal of allowance for bad debts		4			5			8		
4 Gain on reversal of directors' bonus payment		-			174			-		
5 Other extraordinary profit		-	6	0.0	-	257	0.1	9	225	0.1
VII Extraordinary loss										
1 Loss on disposal of fixed assets	*3	293			234			792		
2 Loss on changes in equity of consolidated subsidiary		14			25			16		
3 Other extraordinary loss		2	310	0.2	25	284	0.2	409	1,218	0.5
Interim income before taxes and other adjustments			13,014	9.1		14,498	9.0		29,078	9.6
Corporate income tax, inhabitant tax and business tax		4,924			5,942			10,062		
Adjustments on corporate income tax, etc.		636	5,560	3.9	334	6,277	3.9	1,890	11,952	4.0
Minority interests in net income			905	0.6		1,166	0.7		2,067	0.6
Interim net income			6,548	4.6		7,054	4.4		15,058	5.0

3) [Interim Consolidated Statement of Changes in Shareholders' Equity]

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2006) (Millions of yen)

	Shareholders' equity				
	Common stocks	Additional paid-in capital	Retained earnings	Treasury stocks	Total shareholders' equity
Balance as of March 31, 2006	15,992	18,590	128,106	(17,105)	145,585
Changes during the interim consolidated fiscal period					
Payment of dividends by way of profit disposal			(1,045)		(1,045)
Directors' bonus by way of profit disposal			(149)		(149)
Net income			6,548		6,548
Acquisition of treasury stocks				(6,003)	(6,003)
Changes (net amount) of items other than shareholders' equity during the period					
Total changes during the period	-	-	5,352	(6,003)	(650)
Balance as of September 30, 2006	15,992	18,590	133,459	(23,108)	144,934

	Valuation and translation adjustments, etc.					Minority interests	Total net assets
	Net unrealized gains on available-for-sale securities	Gains (losses) on deferred hedges	Land revaluation difference	Foreign exchange translation adjustment	Total valuation and translation adjustments		
Balance as of March 31, 2006	6,289	-	(330)	(362)	5,596	14,304	165,486
Changes during the interim consolidated fiscal period							
Payment of dividends by way of profit disposal							(1,045)
Directors' bonus by way of profit disposal							(149)
Net income							6,548
Acquisition of treasury stocks							(6,003)
Changes (net amount) of items other than shareholders' equity during the period	(182)	11	-	333	162	232	394
Total changes during the period	(182)	11	-	333	162	232	(255)
Balance as of September 30, 2006	6,107	11	(330)	(29)	5,759	14,536	165,230

Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2007) (Millions of yen)

	Shareholders' equity				
	Common stocks	Additional paid-in capital	Retained earnings	Treasury stocks	Total shareholders' equity
Balance as of March 31, 2007	15,992	18,590	140,547	(23,119)	152,010
Changes during the interim consolidated fiscal period					
Payment of dividends			(1,417)		(1,417)
Net income			7,054		7,054
Acquisition of treasury stocks				(5)	(5)
Changes (net amount) of items other than shareholders' equity during the period					
Total changes during the period	-	-	5,637	(5)	5,631
Balance as of September 30, 2007	15,992	18,590	146,184	(23,125)	157,642

	Valuation and translation adjustments, etc.					Minority interests	Total net assets
	Net unrealized gains on available-for-sale securities	Gains (losses) on deferred hedges	Land revaluation difference	Foreign exchange translation adjustment	Total valuation and translation adjustments		
Balance as of March 31, 2007	6,960	4	(324)	2,513	9,155	15,883	177,049
Changes during the interim consolidated fiscal period							
Payment of dividends							(1,417)
Net income							7,054
Acquisition of treasury stocks							(5)
Changes (net amount) of items other than shareholders' equity during the period	(1,386)	(4)	-	639	(751)	424	(327)
Total changes during the period	(1,386)	(4)	-	639	(751)	424	5,304
Balance as of September 30, 2007	5,574	(0)	(324)	3,153	8,403	16,308	182,353

Previous Consolidated Fiscal Year (April 1,2006 - March 31, 2007) (Millions of yen)

	Shareholders' equity				
	Common stocks	Additional paid-in capital	Retained earnings	Treasury stocks	Total shareholders' equity
Balance as of March 31, 2006	15,992	18,590	128,106	(17,105)	145,585
Changes during the consolidated fiscal year					
Payment of dividends			(2,463)		(2,463)
Net income			15,058		15,058
Directors' bonus			(149)		(149)
Acquisition of treasury stocks				(6,014)	(6,014)
Reversal of land revaluation difference			(5)		(5)
Changes (net amount) of items other than shareholders' equity during the consolidated fiscal year					
Total changes during the consolidated fiscal year	-	-	12,440	(6,014)	6,425
Balance as of March 31, 2007	15,992	18,590	140,547	(23,119)	152,010

	Valuation and translation adjustments, etc.					Minority interests	Total net assets
	Net unrealized gains on available-for-sale securities	Gains (losses) on deferred hedges	Land revaluation difference	Foreign exchange translation adjustment	Total valuation and translation adjustments		
Balance as of March 31, 2006	6,289	-	(330)	(362)	5,596	14,304	165,486
Changes during the consolidated fiscal year							
Payment of dividends							(2,463)
Net income							15,058
Directors' bonus							(149)
Acquisition of treasury stocks							(6,014)
Reversal of land revaluation difference							(5)
Changes (net amount) of items other than shareholders' equity during the consolidated fiscal year	671	4	5	2,876	3,558	1,578	5,136
Total changes during the consolidated fiscal year	671	4	5	2,876	3,558	1,578	11,562
Balance as of March 31, 2007	6,960	4	(324)	2,513	9,155	15,883	177,049

5) [Interim Consolidated Statement of Cash Flows]

(Millions of Yen)

Classification	Note No.	Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2006) Amount	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2007) Amount	Condensed Consolidated Statement of Cash Flows for Previous Consolidated Fiscal Year (from April 1, 2006 - March 31, 2007) Amount
I Cash flows from operating activities				
1 Income before tax and other adjustments		13,014	14,498	29,078
2 Depreciation expense		6,339	7,002	13,184
3 Increase (decrease) in allowance for bad debts		(373)	6	(395)
4 Increase (decrease) for employee severance benefits		(90)	(27)	319
5 Increase (decrease) in reserve for directors' severance bonus		30	-	62
6 Receipt of interest and dividends		(431)	(558)	(852)
7 Payment of interest		206	239	412
8 Gain on sale of fixed assets		0	(50)	(173)
9 Loss on disposal of fixed assets		293	234	792
10 Gain on sale of investment securities		0	(26)	(33)
11 (Increase) decrease in trade receivables		(924)	1,746	(4,851)
12 (Increase) decrease in inventories		(3,637)	921	(3,956)
13 Increase (decrease) in trade payables		1,071	(392)	2,576
14 Increase (decrease) in other current liabilities		2,075	(1,175)	5,091
15 Other		(1,038)	308	374
Sub-total		16,533	22,726	41,629
16 Amount of interest and dividend received		424	592	847
17 Amount of interest paid		(238)	(272)	(410)
18 Amount of corporate tax, etc. paid		(7,978)	(4,117)	(13,708)
Cash flows from operating activities		8,741	18,928	28,357
II Cash flows from investing activities				
1 Expenditure on acquisition of marketable securities		(51,275)	(44,994)	(95,688)
2 Income from sale and redemption of marketable securities		54,255	45,273	99,427
3 Expenditure on acquisition of tangible fixed assets		(7,917)	(8,562)	(20,760)
4 Income from sale of tangible fixed assets		53	139	567
5 Expenditure on acquisition of intangible fixed assets		(327)	(195)	(546)
6 Expenditure on acquisition of investment securities		(2,008)	(2,305)	(3,012)
7 Income from sale and redemption of investment securities		0	53	136
8 Expenditure on purchase of subsidiaries' stock accompanying changes in the scope of consolidation		(574)	-	(574)
9 Expenditure on sale of subsidiaries' stock accompanying changes in the scope of consolidation		-	(76)	-
10 Other		143	(213)	122
Cash flows from investing activities		(7,651)	(10,881)	(20,328)

		Previous Interim Consolidated Fiscal Period (April 1 – September 30, 2006)	Interim Consolidated Fiscal Period under Review (April 1 – September 30, 2007)	Condensed Consolidated Statement of Cash Flows for Previous Consolidated Fiscal Year (from April 1, 2006 – March 31, 2007)
Classification	Note No.	Amount	Amount	Amount
III Cash flows from financing activities				
1 Net increase (decrease) in short-term bank loans		(1,381)	(470)	(2,499)
2 Income from incurrence of long-term debt		12	-	1,177
3 Expenditure on repayment of long-term debt		(134)	(67)	(65)
4 Expenditure on acquisition of treasury stocks		(6,003)	(5)	(6,014)
5 Amount of dividends paid		(1,040)	(1,416)	(2,461)
6 Amount of dividends paid to minority shareholders		(711)	(429)	(931)
Cash flows from financing activities		(9,258)	(2,389)	(10,795)
IV Currency translation effect on cash and cash equivalents		113	51	567
V Increase (decrease) in cash and cash equivalents		(8,055)	5,708	(2,199)
VI Amount of cash and cash equivalents outstanding at beginning of period		67,649	65,449	67,649
VII Amount of cash and cash equivalents outstanding at end of period		59,593	71,158	65,449

Important Matters Affecting the Preparation of Interim Consolidated Financial Statements

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2006)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2007)	Previous Consolidated Fiscal Year (April 1, 2006 – March 31, 2007)
1. Matters related to the scope of consolidation All of the subsidiaries of the Company are consolidated. No. of consolidated subsidiaries: 25 Names of main subsidiaries: Unicharm Products Co., Ltd. Unicharm PetCare Corporation Uni-Charm Co., Ltd. United Charm Co., Ltd. Shanghai Uni-Charm Co., Ltd. Uni-Charm (Thailand) Co., Ltd. Uni-Charm Consumer Products (China) Co., Ltd. Uni.Charm Mölnlycke B.V. Unicharm Gulf Hygienic Industries Ltd. Unicharm Products Co., Ltd., a consolidated subsidiary, acquired shares of Mieux Products Co., Ltd., making it a consolidated subsidiary starting from the interim fiscal period under review.	1. Matters related to the scope of consolidation All of the subsidiaries of the Company are consolidated. No. of consolidated subsidiaries: 25 Names of main subsidiaries: Unicharm Products Co., Ltd. Unicharm PetCare Corporation LG Unicharm Co., Ltd. United Charm Co., Ltd. Shanghai Uni-Charm Co., Ltd. Uni-Charm (Thailand) Co., Ltd. Uni-Charm Consumer Products (China) Co., Ltd. Uni.Charm Mölnlycke B.V. Unicharm Gulf Hygienic Industries Ltd. UBS Corporation became an affiliate, since the Company sold part of shares it held in that company in the interim fiscal period under review.	1. Matters related to the scope of consolidation All of the subsidiaries of the Company are consolidated. No. of consolidated subsidiaries: 26 Names of main subsidiaries: Unicharm Products Co., Ltd. Unicharm PetCare Corporation LG Unicharm Co., Ltd. United Charm Co., Ltd. Shanghai Uni-Charm Co., Ltd. Uni-Charm (Thailand) Co., Ltd. Uni-Charm Consumer Products (China) Co., Ltd. Uni.Charm Mölnlycke B.V. The Company established the following company in the fiscal year under review, turning it into a consolidated subsidiary: UNI-CHARM (VIETNAM) Co., Ltd. Unicharm Products Co., Ltd., a consolidated subsidiary of the Company, acquired shares in the following company in the fiscal year under review, turning it into a consolidated subsidiary: Mieux Products Co., Ltd.
2. Application of equity method No. of affiliates to which equity method was applied: 1 Name of main affiliate: The Fun Co., Ltd.	2. Application of equity method No. of affiliates to which equity method was applied: 2 Name of main affiliate: The Fun Co., Ltd.	2. Application of equity method No. of affiliates to which equity method was applied: 1 Name of main affiliate: The Fun Co., Ltd.
3. Matters related to interim fiscal closing dates, etc. of consolidated subsidiaries Details, etc. of cases where interim fiscal closing dates differ from the interim fiscal closing date of the Company The interim fiscal closing dates for foreign subsidiaries (9 companies) and domestic subsidiaries (1 company) are June 30. In preparing the interim consolidated financial statements, interim financial statements as of the said date were used, and necessary adjustments for consolidation purposes were made with respect to any important transactions taking place between the said date and the interim fiscal closing date.	3. Matters related to interim fiscal closing dates, etc. of consolidated subsidiaries Same as left	3. Matters related to fiscal year, etc. of consolidated subsidiaries Details, etc. of cases where fiscal closing dates differ from the fiscal closing date of the Company The fiscal closing dates for foreign subsidiaries (9 companies) and domestic subsidiary (1 company) are December 31. In preparing the consolidated financial statements, financial statements as of the said date were used, and necessary adjustments for consolidation purposes were made with respect to any important transactions taking place between the said date and the fiscal closing date.

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2006)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2007)	Previous Consolidated Fiscal Year (April 1, 2006 – March 31, 2007)
4. Matters related to accounting standard (1) Standard and method of valuation of important assets 1) Marketable securities Held-to-maturity bonds … Amortized cost method (straight-line method) Other marketable securities Marketable securities with fair market value … Stated at market based on fair market value, etc. as of interim fiscal closing date (Any valuation gain or loss to be reported in a designated component of net assets; cost of sale to be computed by the moving-average method) Marketable securities without fair market value … To be stated at cost based on the moving-average method 2) Inventories Products and merchandise … Stated at cost based on the periodic average method (for some of the consolidated subsidiaries, at whichever is lower: cost or market value based on the periodic average method) Raw materials … Stated at cost based on the moving-average method (for some of the consolidated subsidiaries, at cost based on the periodic average method) Work in process … Stated at cost based on the periodic average method Supplies … Stated at cost based on the periodic average method 3) Derivative transactions … Stated at market value based on the market price, etc. as of interim fiscal closing date	4. Matters related to accounting standard (1) Standard and method of valuation of important assets 1) Marketable securities Held-to-maturity bonds … Same as left Other marketable securities Marketable securities with fair market value … Same as left Marketable securities without fair market value … Same as left 2) Inventories Products and merchandise … Same as left Raw materials … Same as left Work in process … Same as left Supplies … Same as left 3) Derivative transactions … Same as left	4. Matters related to accounting standard (1) Standard and method of valuation of important assets 1) Marketable securities Held-to-maturity bonds … Same as left Other marketable securities Marketable securities with fair market value … Stated at market based on fair market value, etc. as of fiscal closing date (Any valuation gain or loss to be reported in a designated component of net assets; cost of sale to be computed by the moving-average method) Marketable securities without fair market value … Same as left 2) Inventories Products and merchandise … Same as left ------ Raw materials … Same as left Work in process … Same as left Supplies … Same as left 3) Derivative transactions … Stated at market value based on the market price, etc. as of fiscal closing date

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2006)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2007)	Previous Consolidated Fiscal Year (April 1, 2006 – March 31, 2007)
(2) Method of depreciation of important depreciable assets 1) Tangible fixed assets ... Mainly by declining-balance method, but straight-line method applicable to buildings (excluding accessory equipment) acquired on or after April 1, 1998) for the Company and domestic consolidated subsidiaries. Standard useful years are as follows: Buildings and other structures: 2 - 60 years Machinery, equipment and vehicles: 2 - 20 years 2) Intangible fixed assets ... By straight-line method Internally estimated useful life (5 years) for software (for internal use)	(2) Method of depreciation of important depreciable assets 1) Tangible fixed assets ... Same as left (Changes in accounting policies) With the revision of the Corporation Tax Law, the Company and its domestic consolidated subsidiaries adopted the depreciation method based on the revised Corporation Tax Law for tangible fixed assets acquired on or after April 1, 2007, effective from the interim fiscal period under review. The effect of this change on profit and loss is insignificant. (Additional information) With regard to assets acquired on or before March 31, 2007, the Company and its domestic consolidated subsidiaries equally amortize, effective from the interim fiscal period under review, the difference between the amount equivalent to 5% of the acquisition value and the remainder value over a period of five years, starting from the following consolidated fiscal year of the consolidated fiscal year when depreciation finished to the depreciation limit. The effect of this change on profit and loss is insignificant. 2) Intangible fixed assets ... Same as left	(2) Method of depreciation of important depreciable assets 1) Tangible fixed assets ... Same as left 2) Intangible fixed assets ... Same as left

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2006)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2007)	Previous Consolidated Fiscal Year (April 1, 2006 – March 31, 2007)
(3) Appropriation standard applicable to important provisions	(3) Appropriation standard applicable to important provisions	(3) Appropriation standard applicable to important provisions
1) Allowance for bad debts ... In order to provide for losses from bad debts, the Company and its subsidiaries in Japan appropriate estimated amounts based on actual bad debts with respect to their general claims and estimated non-recoverable amounts based on individual examinations of recoverability of their specified claims including doubtful receivables. The overseas consolidated subsidiaries appropriate estimated unrecoverable amounts mainly with respect to their specified claims.	1) Allowance for bad debts ... Same as left	1) Allowance for bad debts ... Same as left
2) Provision for employees' bonus ... An amount corresponding to the interim fiscal period under review is appropriated for the next payment of employees' bonus.	2) Provision for employees' bonus ... Same as left	2) Provision for employees' bonus ... An amount corresponding to the fiscal year under review is appropriated for the next payment of employees' bonus.
3) Provision for directors' bonuses ... To provide for payment of directors' bonuses, the Company appropriates the amount that is assumed to have accrued as of the end of the interim fiscal period under review, based on the estimated amount of payment as of the end of the fiscal year under review.	3) Provision for directors' bonuses — (Additional information) Following a revision of the directors' compensation system, directors' bonuses are to be included in compensation and the directors' bonuses set aside in the previous fiscal year will not be paid. Therefore, the reserve for directors' bonus payment was reversed in the interim fiscal period under review and gain on reversal of reserve for directors' bonus payment of ¥174 million is posted under extraordinary profit.	3) Provision for directors' bonuses ... To provide for payment of directors' bonuses, the Company appropriates the amount of bonus obligations as of the end of the consolidated fiscal year under review, based on the estimated amount of payment as of the end of the consolidated fiscal year under review.

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2006)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2007)	Previous Consolidated Fiscal Year (April 1, 2006 – March 31, 2007)
4) Provision for employees' severance benefits ... Out of the estimated amount of pension obligations and annuity assets as of the end of the fiscal year under review, the amount that is assumed to have accrued as of the end of the interim fiscal period under review is appropriated. Past-work liability is expensed on the pro-rata fixed installment basis over a certain specific number of years (5 years) within the length of the remaining period of service of the employees at the time of accrual of the said difference. Any arithmetic difference is expensed on the pro-rata fixed installment basis over a certain specific number of years (10 years) within the length of the remaining period of service of the employees at the time of accrual of such a difference.	4) Provision for employees' severance benefits ... Same as left	4) Provision for employees' severance benefits ... Out of the estimated amount of pension obligations and annuity assets as of the end of the fiscal year under review, the amount that is assumed to have accrued as of the end of the fiscal year under review is appropriated. Past-work liability is expensed on the pro-rata fixed installment basis over a certain specific number of years (5 years) within the length of the remaining period of service of the employees at the time of accrual of the said difference. Any arithmetic difference is expensed on the pro-rata fixed installment basis over a certain specific number of years (10 years) within the length of the remaining period of service of the employees at the time of accrual of such a difference.
5) Provision for directors' severance bonus ... In order to provide for payment of directors' severance bonus, the Company and some of its consolidated subsidiaries appropriate the necessary amount for payment as of the end of the interim fiscal period under review in accordance with the Rules on Directors' Severance Bonus.	5) Provision for directors' severance bonus — (Additional information) The Company and some of its consolidated subsidiaries decided to pay directors' severance bonus following the abolition of the system of directors' severance bonus, and reversed the whole amount of provision for directors' severance bonus in the interim fiscal period under review. Severance bonus payable of ¥1,131 million is included in "Other long-term liabilities" under Long-term liabilities.	5) Provision for directors' severance bonus ... In order to provide for payment of directors' severance bonus, the Company and some of its consolidated subsidiaries appropriate the necessary amount for payment as of the end of the fiscal year under review in accordance with the Rules on Directors' Severance Bonus.

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2006)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2007)	Previous Consolidated Fiscal Year (from April 1, 2006 - March 31, 2007)
(4) Criteria for translation of important foreign currency-denominated assets and liabilities into Japanese Yen Foreign currency-denominated claims and debts are translated into Japanese Yen at the spot foreign exchange rate prevailing on the interim fiscal closing date, and any conversion differences are treated as gain or loss. The assets and liabilities of overseas subsidiaries, etc. are translated into Japanese Yen at the spot foreign exchange rate prevailing on the interim fiscal closing date; their earnings and expenses are translated into Japanese Yen at an average foreign exchange rate for the relevant period, and the translation difference is included in the accounts of foreign exchange translation adjustments and minority interests within net assets.	(4) Criteria for translation of important foreign currency-denominated assets and liabilities into Japanese Yen Same as left	(4) Criteria for translation of important foreign currency-denominated assets and liabilities into Japanese Yen Foreign currency-denominated claims and debts are converted into Japanese Yen at the spot foreign exchange rate prevailing on the fiscal closing date, and any conversion differences are treated as gain or loss. The assets and liabilities of overseas subsidiaries, etc. are converted into Japanese Yen at the spot foreign exchange rate prevailing on the fiscal closing date; their earnings and expenses are converted into Japanese Yen at an average foreign exchange rate for the relevant period, and the conversion difference is included in the accounts of minority interests and foreign exchange translation adjustments within net assets.
(5) Method of treating important lease transactions The accounting treatment similar to the method applied to conventional leases is applied to financial leases other than those where the ownership of the leased properties is deemed to transfer to the lessees.	(5) Method of treating important lease transactions Same as left	(5) Method of treating important lease transactions Same as left
(6) Important method of hedge accounting 1) Method of hedge accounting Deferred hedging is used. Designation of hedges is applied to foreign currency-denominated claims and debts carrying exchange contracts.	(6) Important method of hedge accounting 1) Method of hedge accounting Same as left	(6) Important method of hedge accounting 1) Method of hedge accounting Same as left
2) Method and subject of hedging Method of hedging … Exchange contracts Subject of hedging … Scheduled foreign currency-denominated transactions	2) Method and subject of hedging Method of hedging … Exchange contracts and currency options Subject of hedging … Scheduled foreign currency-denominated transactions	2) Method and subject of hedging Method of hedging … Exchange contracts Subject of hedging … Scheduled foreign currency-denominated transactions
3) Hedging policy For exchange contract transactions and currency option transactions, foreign exchange fluctuation risks are hedged in accordance with "Management Policy on Derivative Transactions," an in-house hedging regulation of the Company.	3) Hedging policy Same as left	3) Hedging policy Same as left
4) Method of assessing effectiveness of hedging Judgment as to the effectiveness of hedging is omitted, as it is assumed that the principal amount of the hedging method and the important terms concerning the hedge are identical, and foreign exchange or cash flow fluctuations will be fully offset at the time of commencement of hedging and continuously thereafter.	4) Method of assessing effectiveness of hedging Same as left	4) Method of assessing effectiveness of hedging Same as left

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2006)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2007)	Previous Consolidated Fiscal Year (from April 1, 2006 - March 31, 2007)
(7) Other important matters for preparation of interim consolidated financial statements Accounting treatment of Consumption Tax, etc. For accounting purposes, amounts on the interim consolidated financial statements are reported net of Consumption Tax and Local Consumption Tax.	(7) Other important matters for preparation of interim consolidated financial statements Accounting treatment of Consumption Tax, etc. Same as left	(7) Other important matters for preparation of consolidated financial statements Accounting treatment of Consumption Tax, etc. Same as left
5 Scope of funds in the interim consolidated statement of cash flows The funds consist of cash on hand, demand deposits and highly liquid short-term investments with maturities of three months or less, readily convertible into cash, and carry extremely low price-fluctuation risks.	5 Scope of funds in the interim consolidated statement of cash flows Same as left	5 Scope of funds in the consolidated statement of cash flows Same as left

Changes in Accounting Treatment

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2006)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2007)	Previous Consolidated Fiscal Year (from April 1, 2006 - March 31, 2007)
(Accounting Standard for Directors' Bonus) Effective from the interim fiscal period under review, the Company and its domestic subsidiaries adopted "Accounting Standard for Directors' Bonus" (ASBJ Statement No. 4 issued on November 29, 2005). As a result, operating income, ordinary income and income before taxes and other adjustments decreased by ¥98 million each in comparison with the amount calculated in accordance with the conventional method. The effect of this change on the segment information is stated in the relevant section. (Accounting Standards for the Presentation of Net Assets in the Balance Sheet) Effective from the interim fiscal period under review, the Company adopted "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No. 5 issued on December 9, 2005 and ASBJ Guidance No. 8 issued on December 9, 2005.) The amount of what was previously presented as "Shareholders' Equity" was ¥150,682 million. Because of the amendment of the Rules on Interim Consolidated Financial Statements, the Company prepared the presentation of net assets in the balance sheet as of September 30, 2006, based on the amended Rules on Interim Consolidated Financial Statements.	—	(Accounting Standard for Directors' Bonus) Effective from the consolidated fiscal year under review, the Company and its domestic subsidiaries adopted "Accounting Standard for Directors' Bonus" (ASBJ Statement No. 4 issued on November 29, 2005). As a result, operating income, ordinary income and income before taxes and other adjustments decreased by ¥191 million each in comparison with the amount calculated in accordance with the conventional method. The effect of this change on the segment information is stated in the relevant section. (Accounting Standards for the Presentation of Net Assets in the Balance Sheet) Effective from the consolidated fiscal year under review, the Company adopted "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No. 5 issued on December 9, 2005 and ASBJ Guidance No. 8 issued on December 9, 2005.) The effect of this change on profit and loss is insignificant. The amount of what was previously presented as "Shareholders' Equity" was ¥161,161 million. Because of the amendment of Rules on Consolidated Financial Statements, the Company prepared the presentation of net assets in the balance sheet as of March 31, 2007, based on the amended Rules on Consolidated Financial Statements.

Changes in Method of Presentation

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2006)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2007)
(Interim Consolidated Balance Sheet) Effective from the interim fiscal period under review, consolidation adjustment account and business right are presented as "Goodwill," based on the amended Rules on Interim Consolidated Financial Statements. During the previous interim fiscal period, business rights of ¥349 million were posted as an intangible fixed asset in the interim consolidated balance sheet.	—
(Interim Consolidated Statement of Income) "Gains on reversal of allowance for bad debts," which was included in "Other" in the previous interim fiscal period, are separately posted in the interim fiscal period under review since the amount exceeds 10 percent of total extraordinary profit. "Gains on reversal of allowance for bad debts" in the previous interim fiscal period amounted to ¥22 million.	—

Notes

(Interim Consolidated Balance Sheet)

(Millions of Yen)

End of the Previous Interim Consolidated Fiscal Period (September 30, 2006)	End of the Interim Consolidated Fiscal Period under Review (September 30, 2007)	End of the Previous Consolidated Fiscal Year (March 31, 2007)
*1 Bills at maturity at the end of the interim fiscal period are recorded, assuming they are settled on the date of maturity. As the end of the interim fiscal period under review was a bank holiday, the following bills at maturity at the end of the interim consolidated period are excluded from the balance as of the end of the interim fiscal period under review. Notes receivable 140 Notes payable 230	*1 Bills at maturity at the end of the interim fiscal period are recorded, assuming they are settled on the date of maturity. As the end of the interim fiscal period under review was a bank holiday, the following bills at maturity at the end of the interim consolidated period are excluded from the balance as of the end of the interim fiscal period under review. Notes receivable 137 Notes payable 250	*1 Bills at maturity on the end of the consolidated fiscal year are accounted assuming they are settled on the date of maturity. As the end of the consolidated fiscal year under review was a bank holiday, the following bills at maturity on the end of the consolidated fiscal year are excluded from the balance as of the end of the consolidated fiscal year under review: Notes receivable 149 Notes payable 427
*2 Accumulated depreciation on tangible fixed assets 118,730	*2 Accumulated depreciation on tangible fixed assets 130,351	*2 Accumulated depreciation on tangible fixed assets 123,280
3 Guarantee obligations The Company's guarantee obligations against borrowings of non-consolidated companies from financial institutions are as follows: Clean Plaza Co-op: 224	3 Guarantee obligations The Company's guarantee obligations against borrowings of non-consolidated companies from financial institutions are as follows: Clean Plaza Co-op: 83	3 Guarantee obligations The Company's guarantee obligations against borrowings of non-consolidated companies from financial institutions are as follows: Clean Plaza Co-op: 104

(Interim Consolidated Statement of Income)

(Millions of Yen)

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2006)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2007)	Previous Consolidated Fiscal Year (from April 1, 2006 - March 31, 2007)
*1 Breakdown of main items in selling, general and administrative expenses Sales-related transportation expense 8,260 Sale promotion expense 14,807 Advertising expense 5,254 Employees' salaries and bonus 4,669 Amount newly positioned as provision for employees' bonus 1,438 Amount newly positioned as provision for director's bonuses 98 Amount newly positioned as provision for severance benefits 411 Amount newly positioned as provision for directors' severance benefits 34 Depreciation expense 706	*1 Breakdown of main items in selling, general and administrative expenses Sales-related transportation expense 8,604 Sale promotion expense 17,548 Advertising expense 4,936 Employees' salaries and bonus 5,093 Amount newly positioned as provision for employees' bonus 1,288 Amount newly positioned as provision for severance benefits 396 Depreciation expense 747	*1 Breakdown of main items in selling, general and administrative expenses Sales-related transportation expense 17,279 Sale promotion expense 31,734 Advertising expense 10,116 Employees' salaries and bonus 10,876 Amount newly positioned as provision for employees' bonus 1,307 Amount newly positioned as provision for director's bonuses 191 Amount newly positioned as provision for severance benefits 938 Amount newly positioned as provision for directors' severance benefits 64 Depreciation expense 1,281
*2 Breakdown of gains on sale of fixed assets Other 1	*2 Breakdown of gains on sale of fixed assets Land 37 Other 13	*2 Breakdown of gains on sale of fixed assets Buildings and other structures 157 Machinery, equipment and vehicles 12 Land 4
*3 Breakdown of main items of losses on disposal of fixed assets Loss on retirement of fixed assets Buildings and other structures 5 Machinery, equipment and vehicles 278 Removal expense 4 Other 4	*3 Breakdown of main items of losses on disposal of fixed assets Loss on retirement of fixed assets Buildings and other structures 57 Machinery, equipment and vehicles 99 Removal expense 48 Other 27	*3 Breakdown of main items of losses on disposal of fixed assets Loss on retirement of fixed assets Buildings and other structures 52 Machinery, equipment and vehicles 475 Removal expense 28 Other 58 Loss on sale of fixed assets Buildings and other structures 1 Machinery, equipment and vehicles 39 Other 134

(Items Related to the Interim Consolidated Statements of Shareholders' Equity)

End of the Previous Interim Consolidated Fiscal Period (from April 1 to September 30, 2006)

1. Items related to outstanding shares

Type of shares	Balance at the End of the Previous Consolidated Fiscal Year (Shares)	Increase (Shares)	Decrease (Shares)	Balance at the End of the Interim Consolidated Fiscal Period under Review (Shares)
Common stocks	68,981,591	-	-	68,981,591

2. Items related to treasury stocks

Type of shares	Balance at the End of the Previous Consolidated Fiscal Year (Shares)	Increase (Shares)	Decrease (Shares)	Balance at the End of the Interim Consolidated Fiscal Period under Review (Shares)
Common stocks	3,611,190	943,503	-	4,554,693

(Outline of reasons for the change)

Main items of the increase are as follows:

1. Increase from acquisition of odd-lot shares: 503 shares
2. Increase from open-market share acquisition: 943,000 shares

3. Matters related to stock options

There are no relevant matters to report.

4. Items related to dividend

(1) Dividends paid

Resolution	Type of shares	Total amount of dividends (Millions of yen)	Dividend per share (Yen)	Record date	Effective date
Regular Meeting of Shareholders held on June 29, 2006	Common stocks	1,045	16	March 31, 2006	June 29, 2006

(2) Dividends for which record date falls in the consolidated interim period under review but for which effective date comes after the consolidated interim period.

Resolution	Type of shares	Fiscal resource of dividends	Total amount of dividends (Millions of yen)	Dividend per share (Yen)	Record date	Effective date
Board Meeting held on October 27, 2006	Common stocks	Retained earnings	1,417	22	September 30, 2006	December 8, 2006

End of the Interim Consolidated Fiscal Period under Review (from April 1 to September 30, 2007)

1. Items related to outstanding shares

Type of shares	Balance at the End of the Previous Consolidated Fiscal Year (Shares)	Increase (Shares)	Decrease (Shares)	Balance at the End of the Interim Consolidated Fiscal Period under Review (Shares)
Common stocks	68,981,591	-	-	68,981,591

2. Items related to treasury stocks

Type of shares	Balance at the End of the Previous Consolidated Fiscal Year (Shares)	Increase (Shares)	Decrease (Shares)	Balance at the End of the Interim Consolidated Fiscal Period under Review (Shares)
Common stocks	4,556,375	790	-	4,557,165

(Outline of reasons for the change)

Main items of the increase are as follows:

Increase from acquisition of odd-lot shares: 790 shares

3. Matters related to stock options

There are no relevant matters to report.

4. Items related to dividend

(1) Dividends paid

Resolution	Type of shares	Total amount of dividends (Millions of yen)	Dividend per share (Yen)	Record date	Effective date
Regular Meeting of Shareholders held on May 28, 2007	Common stocks	1,417	22	March 31, 2007	June 11, 2007

(2) Dividends for which record date falls in the consolidated interim period under review but for which effective date comes after the consolidated interim period.

Resolution	Type of shares	Fiscal resource of dividends	Total amount of dividends (Millions of yen)	Dividend per share (Yen)	Record date	Effective date
Board Meeting held on October 31, 2007	Common stocks	Retained earnings	1,481	23	September 30, 2007	December 10, 2007

End of the Previous Consolidated Fiscal Year (from April 1, 2006 to March 31, 2007)

1. Items related to outstanding shares

Type of shares	Balance at the End of the Previous Consolidated Fiscal Year (Shares)	Increase (Shares)	Decrease (Shares)	Balance at the End of the Interim Consolidated Fiscal Period under Review (Shares)
Common stocks	68,981,591	-	-	68,981,591

2. Items related to treasury stocks

Type of shares	Balance at the End of the Previous Consolidated Fiscal Year (Shares)	Increase (Shares)	Decrease (Shares)	Balance at the End of the Interim Consolidated Fiscal Period under Review (Shares)
Common stocks	3,611,190	945,185	-	4,556,375

(Outline of reasons for the change)

Main items of the increase are as follows:

1. Increase from acquisition of odd-lot shares: 2,185 shares
2. Increase from open-market share acquisition: 943,000 shares

3. Matters related to stock options

There are no relevant matters to report.

4. Items related to dividend

(1) Dividends paid

Resolution	Type of shares	Total amount of dividends (Millions of yen)	Dividend per share (Yen)	Record date	Effective date
Regular Meeting of Shareholders held on June 29, 2006	Common stocks	1,045	16	March 31, 2006	June 29, 2006
Board Meeting held on October 27, 2006	Common stocks	1,417	22	September 30, 2006	December 8, 2006

(2) Dividends for which record date falls in the consolidated interim period under review but for which effective date comes after the consolidated interim period.

Resolution	Type of shares	Fiscal resource of dividends	Total amount of dividends (Millions of yen)	Dividend per share (Yen)	Record date	Effective date
Board Meeting held on May 28, 2007	Common stocks	Retained earnings	1,417	22	March 31, 2007	June 11, 2007

(Interim Consolidated Statement of Cash Flows)

(Millions of Yen)

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2006)		Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2007)		Previous Consolidated Fiscal Year (from April 1, 2006 - March 31, 2007)	
Relationship between the amount of cash and cash equivalents outstanding as of the end of the interim period and interim consolidated balance sheet items:		Relationship between the amount of cash and cash equivalents outstanding as of the end of the interim period and interim consolidated balance sheet items:		Relationship between the amount of cash and cash equivalents outstanding as of the end of the period and consolidated balance sheet items:	
Cash and deposits	59,613	Cash and deposits	67,355	Cash and deposits	65,471
Marketable securities	12,749	Marketable securities	16,779	Marketable securities	13,112
Total	72,363	Total	84,135	Total	78,583
Term deposits with terms exceeding three months	19	Term deposits with terms exceeding three months	197	Term deposits with terms exceeding three months	22
Beneficiary certificates of securities investment trust	12,749	Stocks and beneficiary certificates of securities investment trust	12,779	Stocks and beneficiary certificates of securities investment trust	13,112
Cash and cash equivalents	59,593	Cash and cash equivalents	71,158	Cash and cash equivalents	65,449

(Lease Transactions)

(Millions of Yen)

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2006)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2007)	Previous Consolidated Fiscal Year (from April 1, 2006 - March 31, 2007)
Financial lease transactions other than those where the ownership of leased properties is deemed to transfer to the lessees	1 Financial lease transactions other than those where the ownership of leased properties is deemed to transfer to the lessees	1 Financial lease transactions other than those where the ownership of leased properties is deemed to transfer to the lessees
1) Amount equivalent to acquisition cost of leased properties, amount equivalent to accumulated depreciation and amount equivalent to amount outstanding as of the end of interim period	1) Amount equivalent to acquisition cost of leased properties, amount equivalent to accumulated depreciation and amount equivalent to amount outstanding as of the end of interim period	1) Amount equivalent to acquisition cost of leased properties, amount equivalent to accumulated depreciation and amount equivalent to amount outstanding as of the end of period
Tools, fixtures, furniture, etc.	Machinery, equipment, vehicles, etc.	Machinery, equipment, vehicles, etc.
Amount equivalent to cost of acquiring 706	Amount equivalent to cost of acquiring 320	Amount equivalent to cost of acquiring 324
Amount equivalent to accumulated depreciation 569	Amount equivalent to accumulated depreciation 112	Amount equivalent to accumulated depreciation 81
Amount equivalent to amount outstanding as of the end of interim period 136	Amount equivalent to amount outstanding as of the end of interim period 207	Amount equivalent to amount outstanding as of the end of period 243
The amount equivalent to the acquisition cost is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the interim period represents a small portion of the amount of tangible fixed assets as of the end of the said period.	Same as left	The amount equivalent to the acquisition cost is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the period represents a small portion of the amount of tangible fixed assets as of the end of the said period.
2) Amount equivalent to unearned leasing fees as of the end of the interim period:	2) Amount equivalent to unearned leasing fees as of the end of the interim period:	2) Amount equivalent to unearned leasing fees as of the end of the period:
One year or less 61	One year or less 94	One year or less 93
Over one year 75	Over one year 112	Over one year 150
Total 136	Total 207	Total 243
The amount equivalent to unearned leasing fees is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the interim period represents a small portion of the amount of tangible fixed assets as of the end of the said period.	Same as left	The amount equivalent to unearned leasing fees is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the period represents a small portion of the amount of tangible fixed assets as of the end of the said period.
3) Leasing fees payable and the amount equivalent to depreciation expense	3) Leasing fees payable and the amount equivalent to depreciation expense	3) Leasing fees payable and the amount equivalent to depreciation expense
Leasing fees payable 70	Leasing fees payable 47	Leasing fees payable 129
(Amount equivalent to depreciation expense)	(Amount equivalent to depreciation expense)	(Amount equivalent to depreciation expense)
4) Method of computation of amount equivalent to depreciation expense Depreciated on the basis of the straight-line method over the useful years matching the lease period with a residual value of zero at the end of the lease period	4) Method of computation of amount equivalent to depreciation expense Same as left	4) Method of computation of amount equivalent to depreciation expense Same as left
2 Operating lease transactions Unearned leasing fees One year or less 4 Over one year - Total 4	—	2 Operating lease transactions Unearned leasing fees One year or less 2 Over one year - Total 2

(Marketable Securities)

As of End of Previous Interim Consolidated Fiscal Period (September 30, 2006)

1. Held-to-maturity bonds with market value

(Millions of Yen)

	Amount reported on interim consolidated balance sheet	Market value	Difference
Corporate bonds	2,000	1,911	(88)
Total	2,000	1,911	(88)

2. Other marketable securities with market value

(Millions of Yen)

	Acquisition cost	Amount reported on interim consolidated balance sheet	Difference
1) Stocks	4,485	15,866	11,381
2) Bonds	10,940	9,882	(1,057)
3) Other	1,729	1,729	0
Total	17,155	27,479	10,323

3. Major marketable securities not valued at market (excluding 1 above)

(Millions of Yen)

	Amount reported on interim consolidated balance sheet
Held-to-maturity bonds	
CP	7,998
Other marketable securities	
Preferred stocks	3,000
Unlisted stocks	376
Other	99

As of End of Interim Consolidated Fiscal Period under Review (September 30, 2007)

1. Held-to-maturity bonds with market value

(Millions of Yen)

	Amount reported on interim consolidated balance sheet	Market value	Difference
Corporate bonds	2,000	1,895	(104)
Total	2,000	1,895	(104)

2. Other marketable securities with market value

(Millions of Yen)

	Acquisition cost	Amount reported on interim consolidated balance sheet	Difference
1) Stocks	7,764	18,260	10,496
2) Bonds	7,916	6,817	(1,098)
3) Other	4,741	4,758	17
Total	20,421	29,836	9,415

3. Major marketable securities not valued at market (excluding 1 above)

(Millions of Yen)

	Amount reported on interim consolidated balance sheet
Held-to-maturity bonds	
CP	6,997
Other marketable securities	
Certificates of deposit	4,000
Preferred stocks	3,000
Unlisted stocks	274
Other	74

As of End of Previous Consolidated Fiscal Year (March 31, 2007)

1. Held-to-maturity bonds with market value (Millions of Yen)

	Amount reported on consolidated balance sheet	Market value	Difference
Corporate bonds	2,000	1,912	(87)
Total	2,000	1,912	(87)

2. Other marketable securities with market value (Millions of Yen)

	Acquisition cost	Amount reported on consolidated balance sheet	Difference
1) Stocks	5,484	18,309	12,824
2) Bonds	10,928	9,866	(1,061)
3) Other	2,296	2,296	0
Total	18,709	30,473	11,763

3. Major marketable securities not valued at market (excluding 1 above)

(Millions of Yen)

	Amount reported on consolidated balance sheet
Held-to-maturity bonds	
CP	6,797
Other marketable securities	
Preferred stocks	3,000
Unlisted stocks	274
Other	83

(Derivative Transactions)

As of End of Previous Interim Consolidated Fiscal Period (September 30, 2006)

Contract amounts, market value and profit and loss on valuation (Millions of Yen)

Classification	Type	Contract amount	Portion of contract amount exceeding one year	Market value	Profit and loss on valuation
Non-market transactions	Credit default swaps	4,000	1,000	20	20
Total		4,000	1,000	20	20

(Notes)
1. Method of computing market value
   Credit default swaps - Based on the price indicated by banks with which the Company concludes credit default swap contracts
2. Excludes derivative transactions to which hedge accounting is applied, as they are outside the scope of disclosure.
3. Credit default swaps represent derivatives incorporating integrated financial instruments.
4. Contract amounts of credit default swaps represent face value of bonds representing integrated financial instruments, while their market value is that of credit default swaps. The contract amounts themselves do not represent the amount of risk associated with the derivative transactions.

As of End of Interim Consolidated Fiscal Period under Review (September 30, 2007)

Contract amounts, market value and profit and loss on valuation (Millions of Yen)

Classification	Type	Contract amount	Portion of contract amount exceeding one year	Market value	Profit and loss on valuation
Non-market transactions	Credit default swaps	1,000	-	3	3
Total		1,000	-	3	3

(Notes)
1. Method of computing market value
   Credit default swaps - Based on the price indicated by banks with which the Company concludes credit default swap contracts
2. Excludes derivative transactions to which hedge accounting is applied, as they are outside the scope of disclosure.
3. Credit default swaps represent derivatives incorporating integrated financial instruments.
4. Contract amounts of credit default swaps represent face value of bonds representing integrated financial instruments, while their market value is that of credit default swaps. The contract amounts themselves do not represent the amount of risk associated with the derivative transactions.

As of End of Previous Consolidated Fiscal Year (March 31, 2007)

Contract amounts, market value and profit and loss on valuation (Millions of Yen)

Classification	Type	Contract amount	Portion of contract amount exceeding one year	Market value	Profit and loss on valuation
Non-market transactions	Credit default swaps	4,000	-	10	10
	Forward exchange transactions Purchase contract in Yen	669	-	669	0
Total		4,669	-	679	10

(Notes) 1. Method of computing market value

Credit default swaps - Based on the price indicated by banks with which the Company concludes credit default swap contracts

Forward exchange transaction- Based on the price indicated by banks with which the Company concludes credit default swap contracts

2. Excludes derivative transactions to which hedge accounting is applied, as they are outside the scope of disclosure.
3. Credit default swaps represent derivatives incorporating integrated financial instruments.
4. Contract amounts of credit default swaps represent face value of bonds representing integrated financial instruments, while their market value is that of credit default swaps. The contract amounts themselves do not represent the amount of risk associated with the derivative transactions.
5. The Company plans to use exchange contract transactions for settling export transactions with overseas consolidated subsidiaries.

(Stock Options)

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2006)

There are no relevant matters to report.

Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2007)

There are no relevant matters to report.

Previous Consolidated Fiscal Year (April 1, 2006 – March 31, 2007)

Details, size and changes in stock options

(1) Details of stock options

Company name	Unicharm Corporation	Unicharm Corporation
Date of resolution	June 27, 2003	June 29, 2004
Category and number of grantees (persons)	Director and Corporate Auditor of the Company: 9 Director and Corporate Auditor of subsidiaries of the Company: 6 Employees of the Company: 1,066 Employees of subsidiaries of the Company: 737 Others (Note 1): 77	Director and Corporate Auditor of the Company: 10 Director and Corporate Auditor of subsidiaries of the Company: 2 Employees of the Company: 1,202 Employees of subsidiaries of the Company: 1,232 Others (Note 1): 86
Type of shares and number of stock options to be granted (shares)(Note 2)	Common stocks: 533,600	Common stocks: 692,100
Date of grant	October 1, 2003	October 1, 2004
Vesting conditions	1) Market price of the common stock of the Company shall be ¥8,200 or more at the time of exercise of stock options (the relevant price shall be adjusted in the same manner as adjustment in exercise price if an event should occur that requires adjustment in exercise price). 2) Grantees of stock options shall remain as directors, corporate auditors, employees or corporate advisors of the Company or its affiliates at the time of exercise of stock options. Provided, however, that this shall not apply to the cases where such director or corporate auditor should retire upon the expiration of the term, employees retire upon reaching the mandatory retirement age, or the board of directors' meeting of the Company should approve exercise of stock options.	1) Market price of the common stock of the Company shall be ¥8,200 or more at the time of exercise of stock options (the relevant price shall be adjusted in the same manner as adjustment in exercise price if an event should occur that requires adjustment in exercise price). 2) Grantees of stock options shall remain to as directors, corporate auditors, employees or corporate advisors of the Company or its affiliates at the time of exercise of stock options. Provided, however, that this shall not apply to the cases where such director or corporate auditor should retire upon the expiration of the term, employees retire upon reaching the mandatory retirement age, or the board of directors' meeting of the Company should approve exercise of stock options.
Requisite service period	From October 1, 2003 to June 30, 2006	From October 1, 2004 to June 30, 2007
Exercise period	From July 1, 2006 to June 30, 2008	From July 1, 2007 to June 30, 2009

Company name	Unicharm PetCare Corporation
Date of resolution	June 24, 2002
Category and number of grantees (persons)	Director of the company: 3 Employees of the company: 169
Type of shares and number of stock options to be granted (shares)(Note 2)	Common stocks: 718,000
Date of grant	October 1, 2002
Vesting conditions	Grantees shall remain as directors (including corporate auditors), executive officers or employees of the Company, its subsidiaries or affiliates at the time of exercise of stock options. Provided, however, that this shall not apply to the cases where grantees should retire upon the expiration of the term or retire due to involuntary reasons as specified in employment regulations of the Company or its affiliates, or other case where the board of directors of the Company should exceptionally approve holding and exercise of stock options thereafter.
Requisite service period	From October 1, 2002 to June 30, 2004
Exercise period	From July 1, 2004 to June 30, 2008

(Notes) 1. Directors who retired upon expiration of the term and employees who retired upon reaching the mandatory retirement age or for other reasons.

2. The number of stock options is listed in terms of shares.

(2) Size and changes in stock options

1) Number of stock options

Company name	Unicharm Corporation	Unicharm Corporation	Unicharm PetCare Corporation
Date of resolution	June 27, 2003	June 29, 2004	June 24, 2002
Before the right is vested			
Beginning of the term (shares)	544,600	705,700	-
Granting of the right (shares)	-	-	-
Invalidation of the right (shares)	11,000	13,600	-
Right vested (shares)	-	-	-
Unvested stock options (shares)	533,600	692,100	-
After the right is vested			
Beginning of the term (shares)	-	-	160,000
Right vested (shares)	-	-	-
Exercise of the right (shares)	-	-	122,000
Invalidation of the right (shares)	-	-	-
Unexercised stock options (shares)	-	-	38,000

(Note) The number of stock options is listed in terms of shares.

2) Unit price information

Company name	Unicharm Corporation	Unicharm Corporation	Unicharm PetCare Corporation
Date of resolution	June 27, 2003	June 29, 2004	June 24, 2002
Price at exercise of right (yen)	5,731	5,702	300
Market average at exercise of right (yen)	-	-	4,565
Fair assessment unit price (date of grant) (yen)	-	-	-

(Segment Information)

[Segment Information by Business Type]

For Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2006) (Millions of Yen)

	Personal care	Pet care	Others	Total	Elimination or Company-wide	Consolidation
I. Sales and Operating Profit/Loss						
Sales						
(1) Sales to external customers	122,171	15,940	5,285	143,397	-	143,397
(2) Internal sales or transfers across segments	29	-	2	31	(31)	-
Total	122,200	15,940	5,287	143,428	(31)	143,397
Operating expenses	111,120	14,165	4,752	130,038	(63)	129,975
Operating income	11,079	1,774	535	13,389	31	13,421

(Notes) 1. Method of segmenting businesses
Businesses are segmented based on the sales volume classification of the Company, taking similarities in product, sales market, etc. into account.
2. Main products by business segment
(1) Personal care ....Baby and child care products, feminine care products, health care products
(2) Pet care ....Pet foods, pet toiletries
(3) Others ....Food-wrapping materials, industrial materials, child education business, financing operations, etc.
3. Effective from the interim fiscal period under review, the Company adopted "Accounting Standard for Directors' Bonus" (ASBJ Statement No. 4 issued on November 29, 2005) as stated earlier in "Changes in Accounting Treatment."
As a result, there were the following increases in operating expenses: ¥70 million in the personal care segment, ¥23 million in the pet care segment and ¥4 million in the "others" segment. Operating income in the above segments decreased by the equivalent amounts respectively.

For Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2007) (Millions of Yen)

	Personal care	Pet care	Others	Total	Elimination or Company-wide	Consolidation
I. Sales and Operating Profit/Loss						
Sales						
(1) Sales to external customers	136,850	18,135	5,336	160,322	-	160,322
(2) Internal sales or transfers across segments	1	-	2	3	(3)	-
Total	136,851	18,135	5,339	160,326	(3)	160,322
Operating expenses	124,722	16,034	4,926	145,682	(60)	145,622
Operating income	12,129	2,101	412	14,643	57	14,700

(Notes) 1. Method of segmenting businesses
Businesses are segmented based on the sales volume classification of the Company, taking similarities in product, sales market, etc. into account.
2. Main products by business segment
(1) Personal care ....Baby and child care products, feminine care products, health care products
(2) Pet care ....Pet foods, pet toiletries
(3) Others ....Food-wrapping materials, industrial materials, child education business, financing operations, etc.

For Previous Consolidated Fiscal Year (April 1, 2006 – March 31, 2007) (Millions of Yen)

	Personal care	Pet care	Others	Total	Elimination or Company-wide	Consolidation
I. Sales and Operating Profit/Loss						
Sales						
(1) Sales to external customers	256,872	34,105	10,902	301,880	-	301,880
(2) Internal sales or transfers across segments	66	-	4	70	(70)	-
Total	256,938	34,105	10,906	301,950	(70)	301,880
Operating expenses	232,244	30,130	9,754	272,128	(178)	271,950
Operating income	24,694	3,975	1,152	29,821	107	29,929

(Notes) 1. Method of segmenting businesses

Businesses are segmented based on the sales volume classification of the Company, taking similarities in product, sales market, etc. into account.

2. Main products by business segment

(1) Personal care ....Baby and child care products, feminine care products, health care products

(2) Pet care ....Pet foods, pet care products

(3) Others ....Food-wrapping materials, industrial materials, child education business, financing operations, etc.

3. As described in "Important Matters Affecting the Preparation of Consolidated Financial Statements," effective from the consolidated fiscal year under review, the Company and its domestic subsidiaries adopted "Accounting Standard for Directors' Bonus" (ASBJ Statement No. 4 issued on November 29, 2005). As a result, operating expenses increased by ¥135 million for "personal care," by ¥47 million for "pet care" and by ¥9 million for "others," and operating income respectively decreased by the same amount in the consolidated fiscal year under review.

[Segment Information by Region]

For Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2006) (Millions of Yen)

	Japan	Asia	Other	Total	Elimination or Company-wide	Consolidation
I. Sales and Operating Profit/Loss						
Sales						
(1) Sales to external customers	98,687	26,186	18,522	143,397	-	143,397
(2) Internal sales or transfers across segments	4,920	1,061	-	5,982	(5,982)	-
Total	103,608	27,248	18,522	149,379	(5,982)	143,397
Operating expenses	92,833	25,128	18,060	136,022	(6,047)	129,975
Operating income	10,774	2,119	462	13,356	64	13,421

(Notes) 1. Classification of country or region is based on geographical proximity.

2. Main countries or areas classified into regions other than Japan:

(1) Asia ....Taiwan, China, Korea, Thailand, etc.

(2) Others ....The Netherlands and Middle East

3. Effective from the interim fiscal period under review, the Company adopted "Accounting Standard for Directors' Bonus" (ASBJ Statement No. 4 issued on November 29, 2005) as stated earlier in "Changes in Accounting Treatment."

As a result, operating expenses in Japan increased by ¥98 million and operating income in the same region decreased by the equivalent amount.

For Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2007)

(Millions of Yen)

	Japan	Asia	Other	Total	Elimination or Company-wide	Consolidation
I. Sales and Operating Profit/Loss						
Sales						
(1) Sales to external customers	103,264	34,507	22,550	160,322	-	160,322
(2) Internal sales or transfers across segments	5,955	1,387	-	7,343	(7,343)	-
Total	109,220	35,894	22,550	167,665	(7,343)	160,322
Operating expenses	98,195	32,724	22,038	152,958	(7,336)	145,622
Operating income	11,025	3,169	512	14,707	(6)	14,700

(Notes) 1. Classification of country or region is based on geographical proximity.

2. Main countries or areas classified into regions other than Japan:

(1) Asia ....Taiwan, China, Korea, Thailand, etc.

(2) Europe and the Middle East .....The Netherlands and Saudi Arabia

Effective from the interim consolidated fiscal period under review, the name of the "Others" segment was changed to "Europe and the Middle East."

For Previous Consolidated Fiscal Year (April 1, 2006 – March 31, 2007) (Millions of Yen)

	Japan	Asia	Other	Total	Elimination or Company-wide	Consolidation
I. Sales and Operating Profit/Loss						
Sales						
(1) Sales to external customers	206,891	56,644	38,343	301,880	-	301,880
(2) Internal sales or transfers across segments	10,979	2,333	-	13,313	(13,313)	-
Total	217,871	58,978	38,343	315,193	(13,313)	301,880
Operating expenses	194,070	53,918	37,378	285,366	(13,416)	271,950
Operating income	23,801	5,060	965	29,827	102	29,929

(Notes) 1. Classification of country or region is based on geographical proximity.

2. Main countries or areas classified into regions other than Japan:
   (1) Asia ....Taiwan, China, Korea, Thailand, etc.
   (2) Others ....The Netherlands and Saudi Arabia

3. As described in "Important Matters Affecting the Preparation of Consolidated Financial Statements," effective from the consolidated fiscal year under review, the Company and its domestic subsidiaries adopted "Accounting Standard for Directors' Bonus" (ASBJ Statement No. 4 issued on November 29, 2005). As a result, operating expenses increased by ¥191 million for "Japan," and operating income decreased by the same amount in the consolidated fiscal year under review.

[Overseas Sales]

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2006)

	Asia	Other	Total
I. Overseas sales (Millions of Yen)	26,290	19,932	46,223
II. Consolidated sales (Millions of Yen)	-	-	143,397
III. Overseas sales as a percentage of consolidated sales (%)	18.3	13.9	32.2

(Notes) 1. Classification of country or region is based on geographical proximity.

2. Major countries/regions belonging to each category.

(1) Asia ....Taiwan, China, Korea, Thailand, etc.

(2) Others ....The Netherlands, Middle East, USA, etc.

Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2007)

	Asia	Europe	Middle East, North Africa, North America, etc.	Total
I. Overseas sales (Millions of Yen)	34,525	17,715	6,912	59,153
II. Consolidated sales (Millions of Yen)	-	-	-	160,322
III. Overseas sales as a percentage of consolidated sales (%)	21.6	11.0	4.3	36.9

(Notes) 1. Classification of country or region is based on geographical proximity.

2. Major countries/regions belonging to each category.

(1) Asia ....Taiwan, China, Korea, Thailand, etc.

(2) Europe ....The Netherlands, etc.

(3) Middle East, North Africa, North America, etc. .... Saudi Arabia, Egypt, USA, etc.

3. Change in the presentation of classification of country or region

Previously, the Netherlands, Sweden, and some other countries were included in "Others," together with the Middle East and the U.S. Since the sales ratio of the Dutch region topped 10% of the consolidated net sales, the Netherlands, Sweden, and some other countries are classified as "Europe" and the name of "Others" was changed to "Middle East, North Africa, North America, etc.," effective from the interim consolidated fiscal period under review.

Overseas sales of the Netherlands, which were included in "Others" in the previous interim consolidated fiscal period, stood at ¥13,778 million, accounting for 9.6% of consolidated net sales, while those of Sweden and some other countries, included in "Others" in the previous interim consolidated fiscal period, amounted to ¥970 million, accounting for 0.7% of consolidated net sales. When these countries were classified as "Europe," overseas sales of "Europe" stood at ¥14,749 million, accounting for 10.3% of consolidated net sales.

Previous Consolidated Fiscal Year (April 1, 2006 - March 31, 2007)

	Asia	Other	Total
I. Overseas sales (Millions of Yen)	56,832	41,269	98,102
II. Consolidated sales (Millions of Yen)	-	-	301,880
III. Overseas sales as a percentage of consolidated sales (%)	18.8	13.6	32.4

(Notes) 1. Classification of country or region is based on geographical proximity.

2. Major countries/regions belonging to each category.

(1) Asia ....Taiwan, China, Korea, Thailand, etc.

(2) Others ....The Netherlands, Middle East, USA, etc.

(Per-Share Information) (Yen)

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2006)	Interim Consolidated Fiscal Period under Review (April 1 – September 30, 2007)	Previous Consolidated Fiscal Year (from April 1, 2006 - March 31, 2007)
Net assets per share 2,338.99	Net assets per share 2,577.37	Net assets per share 2,501.60
Net income per share 100.41	Net income per share 109.50	Net income per share 232.31
Net income per share after adjustment for residual equity 100.27	Net income per share after adjustment for residual equity 109.40	Net income per share after adjustment for residual equity 232.17

(Note) The calculation bases are as follows:

1. Net assets per share

Item	Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2006)	Interim Consolidated Fiscal Period under Review (April 1 – September 30, 2007)	Previous Consolidated Fiscal Year (from April 1, 2006 - March 31, 2007)
Total of net assets (Millions of Yen)	165,230	182,353	177,049
Amounts deducted from total of net assets (Millions of Yen)	14,536	16,308	15,883
[Minority interest]	[14,536]	[16,308]	[15,883]
Interim net assets relevant to common stocks (Millions of Yen)	150,694	166,045	161,165
Number of shares outstanding (common stocks) (Thousands of shares)	68,981	68,981	68,981
Number of treasury stocks (Thousands of shares)	4,554	4,557	4,556
Common shares outstanding at end of period used in calculation of net assets per value (Thousands of shares)	64,426	64,424	64,425

2. Net income per share and net income per share after adjustment for residual equity

Item	Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2006)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2007)	Previous Consolidated Fiscal Year (from April 1, 2006 - March 31, 2007)
Net income (Millions of Yen)	6,548	7,054	15,058
Amount not attributable to common stock holders (Millions of Yen)	-	-	-
Interim net income relevant to common stocks (Millions of Yen)	6,548	7,054	15,058
Interim (net) income before tax and other adjustments (Millions of Yen)	(9)	(6)	(8)
[Of these adjustments, those that affect the residual equity of affiliates]	[(9)]	[(6)]	[(8)]
Increase in the number of common shares (Thousand of shares)	-	-	-
Average number of common shares during period (Thousands of shares)	65,215	64,424	64,821
Outline of residual equity which, due to the absence of dilutive effect, was not included in the computation of the amount of interim net income per share after adjustment for residual income	Stock option program resolved at the Regular General Meeting of Shareholders held on June 27, 2003: Share warrants: 5,380 Common shares: 538,000 Stock option program resolved at the Regular General Meeting of Shareholders held on June 29, 2004: Share warrants: 6,981 Common shares: 698,100 Details of the foregoing are as described in Section 4 [State of The Company], 1 [State of Stocks, etc.], (2) [State of Stock Options, etc.]	Stock option program resolved at the Regular General Meeting of Shareholders held on June 27, 2003: Share warrants: 5,298 Common shares: 529,800 Stock option program resolved at the Regular General Meeting of Shareholders held on June 29, 2004: Share warrants: 6,874 Common shares: 687,400 Details of the foregoing are as described in Section 4 [State of The Company], 1 [State of Stocks, etc.], (2) [State of Stock Options, etc.]	Stock option program resolved at the Regular General Meeting of Shareholders held on June 27, 2003: Share warrants: 5,336 Common shares: 533,600 Stock option program resolved at the Regular General Meeting of Shareholders held on June 29, 2004: Share warrants: 6,921 Common shares: 692,100 Details of the foregoing are as described in Section 4 [State of The Company], 1 [State of Stocks, etc.], (2) [State of Stock Options, etc.]

(Important Subsequent Events)

Not applicable.

(2) Other

Not applicable.

2. [Interim Financial Statements, etc.]

(1) [Interim Financial Statements]

1) [Interim Balance Sheet]

(Millions of Yen)

		End of Previous Interim Fiscal Period (as of September 30, 2006)		End of Interim Fiscal Period under Review (as of September 30, 2007)		Condensed Balance Sheet for Previous Fiscal Year (as of March 31, 2007)	
Classification	Note No.	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
(Assets)							
I Current assets							
1 Cash and deposits		42,781		51,427		47,861	
2 Notes receivable	*2	271		208		217	
3 Accounts receivable		16,519		17,983		18,176	
4 Marketable securities		11,020		11,020		10,815	
5 Inventories		1,629		2,012		1,652	
6 Short-term loans		6,720		4,351		4,666	
7 Other current assets		4,513		4,708		4,874	
Allowance for bad debts		(10)		(10)		(10)	
Total current assets		83,446	55.5	91,701	56.7	88,253	56.1
II Fixed assets							
1 Tangible fixed assets	*1						
(1) Buildings		2,093		1,997		2,068	
(2) Machinery and equipment		668		992		837	
(3) Land		3,022		2,605		2,645	
(4) Other tangible fixed assets		1,327		1,945		1,580	
Total tangible fixed assets		7,111	4.7	7,541	4.7	7,131	4.5
2 Intangible fixed assets		1,425	1.0	1,159	0.7	1,206	0.8
3 Investments and other assets							
(1) Investment securities		48,329		49,530		49,642	
(2) Long-term loans		712		2,041		1,405	
(3) Investments in affiliated companies		7,416		7,446		7,446	
(4) Other investments		4,272		4,531		4,178	
Allowance for bad debts		(151)		(292)		(273)	
Provision for valuation loss on investments in subsidiaries and affiliates		(2,292)		(1,850)		(1,705)	
Total investments and other assets		58,286	38.8	61,407	37.9	60,693	38.6
Total fixed assets		66,824	44.5	70,108	43.3	69,032	43.9
Total Assets		150,270	100.0	161,810	100.0	157,286	100.0

		End of Previous Interim Fiscal Period (as of September 30, 2006)		End of Interim Fiscal Period under Review (as of September 30, 2007)		Condensed Balance Sheet for Previous Fiscal Year (as of March 31, 2007)	
Classification	Note No.	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
(Liabilities)							
I Current liabilities							
1 Notes payable		179		108		150	
2 Accounts payable		9,942		9,364		10,939	
3 Accrued expenses		12,498		13,171		13,292	
4 Accrued corporate income tax		947		2,607		198	
5 Reserve for bonus payment		1,282		1,348		1,252	
6 Reserve for directors' bonus payments		64		-		128	
7 Other current liabilities		1,173		1,105		951	
Total current liabilities		26,088	17.4	27,706	17.1	26,913	17.1
II Long-term liabilities							
1 Provision for severance benefits		4,104		4,283		4,160	
2 Provision for Directors' severance bonus		1,056		-		1,080	
3 Other long-term liabilities		1,885		3,185		3,039	
Total long-term liabilities		7,047	4.7	7,469	4.6	8,281	5.3
Total liabilities		33,136	22.1	35,176	21.7	35,195	22.4

Classification	Note No.	End of Previous Interim Fiscal Period (as of September 30, 2006)		End of Interim Fiscal Period under Review (as of September 30, 2007)		Condensed Balance Sheet for Previous Fiscal Year (as of March 31, 2007)	
		Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
(Net Assets)							
I Shareholders' equity							
1. Common stocks		15,992	10.6	15,992	9.9	15,992	10.2
2. Additional paid-in capital							
(1) Capital reserve		18,590		18,590		18,590	
Total additional paid-in capital		18,590	12.4	18,590	11.5	18,590	11.8
3. Retained earnings							
(1) Earned surplus reserve		1,991		1,991		1,991	
(2) Other retained earnings							
Reserve for dividend payment		400		400		400	
Reserve for reduction entry		48		42		45	
General reserve		82,550		88,550		82,550	
Unappropriated retained earnings		14,900		18,956		19,011	
Total retained earnings		99,890	66.5	109,940	67.9	103,999	66.1
4. Treasury stocks		(23,108)	(15.4)	(23,125)	(14.3)	(23,119)	(14.7)
Total shareholders' equity		111,365	74.1	121,399	75.0	115,462	73.4
II Valuation and translation adjustments, etc.							
1. Unrealized gains on available-for-sale securities		6,099		5,558		6,952	
2. Gains (losses) on deferred hedges		(0)		-		-	
3. Land revaluation difference		(330)		(324)		(324)	
Total valuation and translation adjustments, etc.		5,769	3.8	5,234	3.3	6,628	4.2
Total net assets		117,134	77.9	126,633	78.3	122,091	77.6
Total liabilities and net assets		150,270	100.0	161,810	100.0	157,286	100.0

2) [Interim Statement of Income]

(Millions of Yen)

Classification	Note No.	Previous Interim Fiscal Period (April 1 - September 30, 2006) Amount		Percentage (%)	Interim Fiscal Period under Review (April 1 - September 30, 2007) Amount		Percentage (%)	Condensed Statement of Income for Previous Fiscal Year (from April 1, 2006 - March 31, 2007) Amount		Percentage (%)
I Net sales			81,805	100.0		85,176	100.0		171,663	100.0
II Cost of sales			51,596	63.1		52,896	62.1		108,325	63.1
Gross profit			30,208	36.9		32,280	37.9		63,337	36.9
III Selling, general and administrative expenses			25,237	30.8		25,995	30.5		52,011	30.3
Operating income			4,971	6.1		6,284	7.4		11,326	6.6
IV Non-operating income										
1 Interest received		59			189			191		
2 Dividend received		7,036			4,474			8,336		
3 Other non-operating income		276	7,372	9.0	206	4,870	5.7	520	9,047	5.3
V Non-operating expenses										
1 Interest paid		34			35			68		
2 Sales discount		13			13			26		
3 Other non-operating expenses		22	70	0.1	168	217	0.3	46	141	0.1
Ordinary income			12,273	15.0		10,936	12.8		20,232	11.8
VI Extraordinary profit	*1		0	0.0		159	0.2		263	0.2
VII Extraordinary loss	*2		388	0.5		272	0.3		437	0.3
Interim income before tax			11,884	14.5		10,824	12.7		20,059	11.7
Corporate income tax, inhabitant tax and business tax		2,131			3,402			4,030		
Adjustments on corporate income tax, etc.		248	2,379	2.9	62	3,464	4.1	991	5,022	2.9
Interim net income			9,505	11.6		7,359	8.6		15,037	8.8

3) [Interim Statement of Changes in Shareholders' Equity]

Previous Interim Fiscal Period (April 1 - September 30, 2006)

(Millions of yen)

Item	Shareholders' equity										
	Common stocks	Additional paid-in capital		Retained earnings						Treasury stocks	Total shareholders' equity
		Capital reserve	Total additional paid-in capital	Earned surplus reserve	Other retained earnings				Total retained earnings		
					Reserve for dividend payment	Reserve for reduction entry	General reserve	Unappropriated retained earnings			
Balance as of March 31, 2006	15,992	18,590	18,590	1,991	400	55	75,550	13,562	91,559	(17,105)	109,037
Changes during the period											
Payment of dividends by way of profit disposal								(1,045)	(1,045)		(1,045)
Directors' bonus by way of profit disposal								(128)	(128)		(128)
Reversal of reserve for reduction entry						(7)		7	-		-
General reserve							7,000	(7,000)	-		-
Net income								9,505	9,505		9,505
Acquisition of treasury stocks										(6,003)	(6,003)
Changes (net amount) of items other than shareholders' equity during the period											
Total changes during the period						(7)	7,000	1,338	8,330	(6,003)	2,327
Balance as of September 30, 2006	15,992	18,590	18,590	1,991	400	48	82,550	14,900	99,890	(23,108)	111,365

Item	Valuation and translation adjustments, etc.				Total net assets
	Net unrealized gains on available-for-sale securities	Gains (losses) on deferred hedges	Land revaluation difference	Total valuation and translation adjustments	
Balance as of March 31, 2006	6,268	-	(330)	5,938	114,975
Changes during the period					
Payment of dividends by way of profit disposal					(1,045)
Directors' bonus by way of profit disposal					(128)
Reversal of reserve for reduction entry					-
General reserve					-
Net income					9,505
Acquisition of treasury stocks					(6,003)
Changes (net amount) of items other than shareholders' equity during the period	(168)	(0)	-	(169)	(169)
Total changes during the period	(168)	(0)	-	(169)	2,158
Balance as of September 30, 2006	6,099	(0)	(330)	5,769	117,134

Interim Fiscal Period under Review (April 1 - September 30, 2007)

(Millions of yen)

Item	Shareholders' equity										
	Common stocks	Additional paid-in capital		Retained earnings						Treasury stocks	Total shareholders' equity
		Capital reserve	Total additional paid-in capital	Earned surplus reserve	Other retained earnings				Total retained earnings		
					Reserve for dividend payment	Reserve for reduction entry	General reserve	Unappropriated retained earnings			
Balance as of March 31, 2007	15,992	18,590	18,590	1,991	400	45	82,550	19,011	103,999	(23,119)	115,462
Changes during the period											
Payment of dividends								(1,417)	(1,417)		(1,417)
Reversal of reserve for reduction entry						(3)		3			-
General reserve							6,000	(6,000)			-
Net income								7,359	7,359		7,359
Acquisition of treasury stocks										(5)	(5)
Changes (net amount) of items other than shareholders' equity during the period											
Total changes during the period	-	-	-	-	-	(3)	6,000	(55)	5,941	(5)	5,936
Balance as of September 30, 2007	15,992	18,590	18,590	1,991	400	42	88,550	18,956	109,940	(23,125)	121,399

Item	Valuation and translation adjustments, etc.			Total net assets
	Net unrealized gains on available-for-sale securities	Land revaluation difference	Total valuation and translation adjustments	
Balance as of March 31, 2007	6,952	(324)	6,628	122,091
Changes during the period				
Payment of dividends				(1,417)
Reversal of reserve for reduction entry				-
General reserve				-
Net income				7,359
Acquisition of treasury stocks				(5)
Changes (net amount) of items other than shareholders' equity during the period	(1,393)	-	(1,393)	(1,393)
Total changes during the period	(1,393)	-	(1,393)	4,542
Balance as of September 30, 2007	5,558	(324)	5,234	126,633

Previous Fiscal Year (April 1, 2006 - March 31, 2007)

(Millions of yen)

Item	Shareholders' equity										
	Common stocks	Additional paid-in capital		Retained earnings						Treasury stocks	Total shareholders' equity
					Other retained earnings						
		Capital reserve	Total additional paid-in capital	Earned surplus reserve	Reserve for dividend payment	Reserve for reduction entry	General reserve	Unappropriated retained earnings	Total retained earnings		
Balance as of March 31, 2006	15,992	18,590	18,590	1,991	400	55	75,550	13,562	91,559	(17,105)	109,037
Changes during the fiscal year											
Payment of dividends								(2,463)	(2,463)		(2,463)
Net income								15,037	15,037		15,037
Directors' bonus								(128)	(128)		(128)
Acquisition of treasury stocks									-	(6,014)	(6,014)
Reversal of reserve for reduction entry (Note)						(9)		9	-		-
General reserve							7,000	(7,000)	-		-
Reversal of land revaluation difference								(5)	(5)		(5)
Changes (net amount) of items other than shareholders' equity during the year									-		-
Total changes during the fiscal year	-	-	-	-	-	(9)	7,000	5,449	12,439	(6,014)	6,425
Balance as of March 31, 2007	15,992	18,590	18,590	1,991	400	45	82,550	19,011	103,999	(23,119)	115,462

Item	Valuation and translation adjustments, etc.			Total net assets
	Net unrealized gains on available-for-sale securities	Land revaluation difference	Total valuation and translation adjustments	
Balance as of March 31, 2006	6,268	(330)	5,938	114,975
Changes during the fiscal year				
Payment of dividends by way of profit disposal			-	(2,463)
Net income			-	15,037
Directors' bonus			-	(128)
Acquisition of treasury stocks			-	(6,014)
Reversal of reserve for reduction entry (Note)			-	-
General reserve			-	-
Reversal of land revaluation difference			-	(5)
Changes (net amount) of items other than shareholders' equity during the year	684	5	690	690
Total changes during the fiscal year	684	5	690	7,115
Balance as of March 31, 2007	6,952	(324)	6,628	122,091

Important Matters Affecting the Preparation of Interim Financial Statements

Previous Interim Fiscal Period (April 1 - September 30, 2006)	Interim Fiscal Period under Review (April 1 - September 30, 2007)	Previous Fiscal Year (April 1, 2006 – March 31, 2007)
1 Standard and method of valuation of assets (1) Marketable securities Held-to-maturity bonds Amortized cost method (straight- line method) Shares in subsidiaries and associated concerns To be stated at cost based on the moving-average method Other marketable securities Marketable securities with fair market value Stated at market based on fair market value, etc. as of interim fiscal closing date (Any valuation gain or loss to be reported in a designated component of net assets; cost of sale to be computed by the moving-average method) Marketable securities without fair market value To be stated at cost based on the moving-average method (2) Inventories Products and merchandise Stated at cost based on the periodic average method (3) Derivative transactions Stated at market based on the market price, etc. as of interim fiscal closing date	1 Standard and method of valuation of assets (1) Marketable securities Held-to-maturity bonds Same as left Shares in subsidiaries and associated concerns Same as left Other marketable securities Marketable securities with fair market value Same as left Marketable securities without fair market value Same as left (2) Inventories Products and merchandise Same as left (3) Derivative transactions Same as left	1 Standard and method of valuation of assets (1) Marketable securities Held-to-maturity bonds Same as left Shares in subsidiaries and associated concerns Same as left Other marketable securities Marketable securities with fair market value Stated at market based on fair market value, etc. as of fiscal closing date (Any valuation gain or loss to be reported in a designated component of net assets; cost of sale to be computed by the moving-average method) Marketable securities without fair market value Same as left (2) Inventories Products and merchandise Same as left (3) Derivative transactions Stated at market based on the market price, etc. as of fiscal closing date
2 Method of depreciation of fixed assets (1) Tangible fixed assets Mainly by declining-balance method, but straight-line method applicable to buildings (excluding accessory equipment) acquired on or after April 1, 1998) Standard useful years are as follows: Buildings: 3 - 50 years	2 Method of depreciation of fixed assets (1) Tangible fixed assets Same as left (Changes in accounting policies) With the revision of the Corporation Tax Law, the Company adopted the depreciation method based on the revised Corporation Tax Law for tangible fixed assets acquired on or after April 1, 2007, effective from the interim fiscal period under review. The effect of this change on profit and loss is insignificant. (Additional information) With regard to assets acquired on or before March 31, 2007, the Company equally amortizes, effective from the interim fiscal period under review, the difference between the amount equivalent to 5% of the acquisition value and the remainder value over a period of five years, starting from the following fiscal year of the fiscal year when depreciation finished to the depreciation limit. The effect of this change on profit and loss is	2 Method of depreciation of fixed assets (1) Tangible fixed assets Mainly by declining-balance method, but straight-line method applicable to buildings (excluding accessory equipment) acquired on or after April 1, 1998) Standard useful years are as follows: Buildings: 3 - 50 years

	insignificant.	

Previous Interim Fiscal Period (April 1 - September 30, 2006)	Interim Fiscal Period under Review (April 1 - September 30, 2007)	Previous Fiscal Year (April 1, 2006 – March 31, 2007)
(2) Intangible fixed assets By straight-line method 5 years for goodwill; internally estimated usable term (5 years) for software (for internal use)	(2) Intangible fixed assets By straight-line method 5 years for goodwill; internally estimated usable term (5 years) for software (for internal use)	(2) Intangible fixed assets By straight-line method 5 years for goodwill; internally estimated usable term (5 years) for software (for internal use)
3 Appropriation standard applicable to provisions (1) Allowance for bad debts In order to provide for losses from bad debts, the Company appropriates an estimated amount based on actual bad debts with respect to its general claims, and estimated non-recoverable amounts based on individual examinations of recoverability with respect to its specified claims including doubtful receivables. (2) Provision for valuation loss on investments in subsidiaries and affiliates In order to provide against a decline in the value of its investments in subsidiaries and affiliates, the Company appropriates an amount corresponding to the reduction of net worth equity. (3) Provision for employees' bonus An amount corresponding to the interim fiscal period under review is appropriated for the next payment of employees' bonus,. (4) Provision for directors' bonuses To provide for payment of directors' bonuses, the Company appropriates the amount that is assumed to have accrued as of the end of the interim fiscal period under review, based on the estimated amount of payment as of the end of the fiscal year under review.	3 Appropriation standard applicable to provisions (1) Allowance for bad debts Same as left (2) Provision for valuation loss on investments in subsidiaries and affiliates Same as left (3) Provision for employees' bonus Same as left (4) Provision for directors' bonuses — (Additional information) Following a revision of the directors' compensation system, directors' bonuses are to be included in compensation and the directors' bonuses set aside in the previous fiscal year will not be paid. Therefore, the reserve for directors' bonus payment was reversed in the interim fiscal period under review and gain on reversal of reserve for directors' bonus payment of ¥128 million is posted under extraordinary profit.	3 Appropriation standard applicable to provisions (1) Allowance for bad debts Same as left (2) Provision for valuation loss on investments in subsidiaries and affiliates Same as left (3) Provision for employees' bonus An amount corresponding to the fiscal year under review is appropriated for the next payment of employees' bonus. (4) Provision for directors' bonuses To provide for payment of directors' bonuses, the Company appropriates the amount of bonus obligations as of the end of the fiscal year under review, based on the estimated amount of payment as of the end of the fiscal year under review.

Previous Interim Fiscal Period (April 1 - September 30, 2006)	Interim Fiscal Period under Review (April 1 - September 30, 2007)	Previous Fiscal Year (April 1, 2006 – March 31, 2007)
(5) Provision for employees' severance benefits Out of the estimated amount of pension obligations and annuity assets as of the end of the fiscal period under review, the amount that is assumed to have accrued as of the end of the interim fiscal period under review is appropriated. Past-work liability is expensed on the pro-rata fixed installment basis over a certain specific number of years (5 years) within the length of the remaining period of service of the employees at the time of accrual of the said difference. Any arithmetic difference is expensed on the pro-rata fixed installment basis over a certain specific number of years (10 years) within the length of the remaining period of service of the employees at the time of accrual of such a difference.	(5) Provision for employees' severance benefits Same as left	(5) Provision for employees' severance benefits Out of the estimated amount of pension obligations and annuity assets as of the end of the fiscal period under review, the amount that is assumed to have accrued as of the end of the fiscal year under review is appropriated. Past-work liability is expensed on the pro-rata fixed installment basis over a certain specific number of years (5 years) within the length of the remaining period of service of the employees at the time of accrual of the said difference. Any arithmetic difference is expensed on the pro-rata fixed installment basis over a certain specific number of years (10 years) within the length of the remaining period of service of the employees at the time of accrual of such a difference.
(6) Provision for directors' severance bonus In order to provide for payment of directors' severance bonus, the Company appropriates the necessary amount for payment as of the end of the interim fiscal period under review in accordance with the Rules on Directors' Severance Bonus.	(6) Provision for directors' severance bonus — (Additional information) The Company decided to pay directors' severance bonus for the tenure period up to the closing of the ordinary general meeting of shareholders held on June 26, 2007, following the abolition of the system of directors' severance bonus, and reversed the whole amount of provision for directors' severance bonus in the interim fiscal period under review. Severance bonus payable of ¥1,080 million is included in "Other long-term liabilities" under Long-term liabilities.	(6) Provision for directors' severance bonus In order to provide for payment of directors' severance bonus, the Company appropriates the necessary amount for payment as of the end of the fiscal year under review in accordance with the Rules on Directors' Severance Bonus.
4 Criteria for translation of foreign currency-denominated assets and liabilities into Japanese Yen Foreign currency-denominated claims and debts are translated into Japanese Yen at the spot foreign exchange rate prevailing on the interim fiscal closing date, and any conversion differences are treated as gain or loss.	4 Criteria for translation of important foreign currency-denominated assets and liabilities into Japanese Yen Same as left	4 Criteria for translation of foreign currency-denominated assets and liabilities into Japanese Yen Foreign currency-denominated claims and debts are translated into Japanese Yen at the spot foreign exchange rate prevailing on the fiscal closing date, and any conversion differences are treated as gain or loss.

Previous Interim Fiscal Period (April 1 - September 30, 2006)	Interim Fiscal Period under Review (April 1 - September 30, 2007)	Previous Fiscal Year (April 1, 2006 – March 31, 2007)
5 Method of treating lease transactions The accounting treatment similar to the method applied to conventional leases is applied to financial leases other than those where the ownership of the leased properties is deemed to transfer to the lessees.	5 Method of treating lease transactions Same as left	5 Method of treating lease transactions Same as left
6 Method of hedge accounting (1) Method of hedge accounting Deferred hedging is used. Designation of hedges is applied to foreign currency-denominated claims and debts carrying exchange contracts, etc. (2) Method and subject of hedging Method of hedging Exchange contracts Subject of hedging Scheduled foreign currency-denominated transactions (3) Hedging policy For exchange contract transaction, foreign exchange fluctuation risks are hedged in accordance with "Management Policy on Derivative Transactions," an in-house hedging regulation of the Company. (4) Method of assessing effectiveness of hedging Judgment as to the effectiveness of hedging is omitted, as it is assumed that the principal amount of the hedging method and the important terms concerning the hedge are identical and foreign exchange or cash flow fluctuations will be fully offset at the time of commencement of hedging and continuously thereafter.	6 Method of hedge accounting (1) Method of hedge accounting Same as left (2) Method and subject of hedging Same as left (3) Hedging policy Same as left (4) Method of assessing effectiveness of hedging Same as left	6 Method of hedge accounting (1) Method of hedge accounting Same as left (2) Method and subject of hedging Same as left (3) Hedging policy Same as left (4) Method of assessing effectiveness of hedging Same as left
7 Other important matters for preparation of interim financial statements Accounting treatment of Consumption Tax, etc. For accounting purposes, amounts on the interim financial statements are reported net of Consumption Tax, etc. (Consumption Tax and Local Consumption Tax). Paid and received Consumption Tax, etc. are offset against each other and reported as part of other current liabilities.	7 Other important matters for preparation of interim financial statements Accounting treatment of Consumption Tax, etc. Same as left	7 Other important matters for preparation of financial statements Accounting treatment of Consumption Tax, etc. For accounting purposes, amounts on the interim financial statements are reported net of Consumption Tax, etc.

Changes in Accounting Treatment

Previous Interim Fiscal Period (April 1 - September 30, 2006)	Interim Fiscal Period under Review (April 1 - September 30, 2007)	Previous Fiscal Year (from April 1, 2006- March 31, 2007)
(Accounting standard for directors' bonus) Effective from the interim fiscal period under review, the Company adopted "Accounting Standard for Directors' Bonus" (ASBJ Statement No. 4 issued on November 29, 2005). As a result, operating income, ordinary income and income before taxes and other adjustments decreased by ¥64 million each in comparison with the amount calculated in accordance with the conventional method. (Accounting standards for the presentation of net assets in the balance sheet) Following the enactment of Company Law on May 1, 2006, "Accounting Standards for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No. 5 issued on December 9, 2005 and ASBJ Guidance No. 8 issued on December 9, 2005) shall be applied to financial statements for the interim fiscal period ending after the date thereof. In accordance with the law, the Company adopted Accounting Standards for Presentation of Net Assets in the Balance Sheet, effective from the interim fiscal period under review. The amount of what had previously been presented as "Shareholders' Equity" was ¥117,134 million. Due to the amendment of the Rules on Interim Financial Statements, the Company prepared the presentation of net assets in the balance sheet as of September 30, 2006, based on the amended Rules on Interim Financial Statements.	—	(Accounting standard for directors' bonus) Effective from the fiscal year under review, the Company and its domestic subsidiaries adopted "Accounting Standard for Directors' Bonus" (ASBJ Statement No. 4 issued on November 29, 2005). As a result, operating income, ordinary income and income before taxes and other adjustments decreased by ¥128 million each in comparison with the amount calculated in accordance with the conventional method. (Accounting standards for the presentation of net assets in the balance sheet) Effective from the fiscal year under review, the Company adopted "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No. 5 issued on December 9, 2005 and ASBJ Guidance No. 8 issued on December 9, 2005.) The above change has had no influence on profit and loss. The amount of what was previously presented as "Shareholders' Equity" was ¥122,091 million. Because of the amendment of Rules on Financial Statements , the Company prepared the presentation of net assets in the balance sheet as of March 31, 2007, based on the amended Rules on Financial Statements.

Notes

(Interim Balance Sheet)

(Millions of Yen)

End of the Previous Interim Fiscal Period (September 30, 2006)	End of the Interim Fiscal Period under Review (September 30, 2007)	End of the Previous Fiscal Year (March 31, 2007)
*1 Accumulated depreciation on tangible fixed assets 6,452	*1 Accumulated depreciation on tangible fixed assets 5,708	*1 Accumulated depreciation on tangible fixed assets 5,430
2 Bills at maturity at the end of the interim fiscal period are accounted assuming they are settled on the date of maturity. As the end of the interim fiscal period under review was a bank holiday, the following bills at maturity at the end of the interim fiscal period are excluded from the balance as of the end of the interim fiscal period under review: Notes receivable 60	2 Bills at maturity at the end of the interim fiscal period are accounted assuming they are settled on the date of maturity. As the end of the interim fiscal period under review was a bank holiday, the following bills at maturity at the end of the interim fiscal period are excluded from the balance as of the end of the interim fiscal period under review: Notes receivable 59	*2 Bills at maturity at the end of the fiscal year are accounted assuming they are settled on the date of maturity. As the end of the fiscal year under review was a bank holiday, the following bills at maturity at the end of the fiscal year are excluded from the balance as of the end of the fiscal year under review: Notes receivable 57

(Interim Statement of Income)

(Millions of Yen)

Previous Interim Fiscal Period (April 1 - September 30, 2006)	Interim Fiscal Period under Review (April 1 - September 30, 2007)	Previous Consolidated Fiscal Year (from April 1, 2006 - March 31, 2007)
*1 —	*1 Extraordinary profit primarily comprises: Gain on sale of investment securities 30 Gain on reversal of reserve for directors' bonus payment 128	*1 Extraordinary profit primarily comprises: Gain on sale of fixed assets 152
*2 Extraordinary loss primarily comprises: Provision for losses on revaluation of investment in affiliated companies 273	*2 Extraordinary loss primarily comprises: Provision for losses on revaluation of investment in affiliated companies 144 Loss on retirement of fixed assets 101	*2 Extraordinary loss primarily comprises: Loss on retirement of fixed assets 147
3. Amount of depreciation for period Tangible fixed assets 326 Intangible fixed assets 365	3. Amount of depreciation for period Tangible fixed assets 451 Intangible fixed assets 220	3. Amount of depreciation for period Tangible fixed assets 761 Intangible fixed assets 722

(Items Related to the Interim Statements of Shareholders' Equity)

End of Previous Interim Fiscal Period (April 1 – September 30, 2006)

1. Items related to treasury stocks

Type of shares	Balance at the End of the Previous Fiscal Year (Shares)	Increase (Shares)	Decrease (Shares)	Balance at the End of the Interim Fiscal Period under Review (Shares)
Common stocks	3,611,190	943,503	-	4,554,693

(Outline of reasons for the change)

Main items of the increase are as follows:

1. Increase from acquisition of odd-lot shares: 503 shares
2. Increase from open-market share acquisition: 943,000 shares

End of Interim Fiscal Period under Review (April 1 – September 30, 2007)

1. Items related to treasury stocks

Type of shares	Balance at the End of the Previous Fiscal Year (Shares)	Increase (Shares)	Decrease (Shares)	Balance at the End of the Interim Fiscal Period under Review (Shares)
Common stocks	4,556,375	790	-	4,557,165

(Outline of reasons for the change)

Main items of the increase are as follows:

Increase from acquisition of odd-lot shares: 790 shares

End of Previous Fiscal Year (April 1 2006 – March 31, 2007)

1. Items related to treasury stocks

Type of shares	Balance at the End of the Previous Fiscal Year (Shares)	Increase (Shares)	Decrease (Shares)	Balance at the End of the Interim Fiscal Period under Review (Shares)
Common stocks	3,611,190	945,185	-	4,556,375

(Outline of reasons for the change)

Main items of the increase are as follows:

1. Increase from acquisition of odd-lot shares: 2,185 shares
2. Increase from open-market share acquisition: 943,000 shares

(Lease Transactions)

(Millions of Yen)

Previous Interim Fiscal Period (April 1 - September 30, 2006)	Interim Fiscal Period under Review (April 1 - September 30, 2007)	Previous Fiscal Year (from April 1, 2006- March 31, 2007)
Financial lease transactions other than those where the ownership of leased properties is deemed to transfer to the lessees	1 Financial lease transactions other than those where the ownership of leased properties is deemed to transfer to the lessees	1 Financial lease transactions other than those where the ownership of leased properties is deemed to transfer to the lessees
1) Amount equivalent to acquisition cost of leased properties, amount equivalent to accumulated depreciation and amount equivalent to amount outstanding as of the end of interim period	1) Amount equivalent to acquisition cost of leased properties, amount equivalent to accumulated depreciation and amount equivalent to amount outstanding as of the end of interim period	1) Amount equivalent to acquisition cost of leased properties, amount equivalent to accumulated depreciation and amount equivalent to amount outstanding as of the end of period
Tools, fixtures, furniture, etc.	Machinery, equipment, vehicles, etc.	Machinery, equipment, vehicles, etc.
Amount equivalent to cost of acquiring 655	Amount equivalent to cost of acquiring 283	Amount equivalent to cost of acquiring 279
Amount equivalent to accumulated depreciation 537	Amount equivalent to accumulated depreciation 93	Amount equivalent to accumulated depreciation 53
Amount equivalent to amount outstanding as of the end of interim period 118	Amount equivalent to amount outstanding as of the end of interim period 189	Amount equivalent to amount outstanding as of the end of period 226
The amount equivalent to the acquisition cost is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the interim period represents a small portion of the amount of tangible fixed assets as of the end of the said period.	Same as left	The amount equivalent to the acquisition cost is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the period represents a small portion of the amount of tangible fixed assets as of the end of the said period.
2) Amount equivalent to unearned leasing fees as of the end of the interim period:	2) Amount equivalent to unearned leasing fees as of the end of the interim period:	2) Amount equivalent to unearned leasing fees as of the end of the period:
One year or less 54	One year or less 88	One year or less 87
Over one year 64	Over one year 101	Over one year 138
Total 118	Total 189	Total 226
The amount equivalent to unearned leasing fees is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the interim period represents a small portion of the amount of tangible fixed assets as of the end of the said period.	Same as left	The amount equivalent to unearned leasing fees is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the period represents a small portion of the amount of tangible fixed assets as of the end of the said period.
3) Leasing fees payable and the amount equivalent to depreciation expense	3) Leasing fees payable and the amount equivalent to depreciation expense	3) Leasing fees payable and the amount equivalent to depreciation expense
Leasing fees payable 65	Leasing fees payable 44	Leasing fees payable 118
(Amount equivalent to depreciation expense)	(Amount equivalent to depreciation expense)	(Amount equivalent to depreciation expense)
4) Method of computation of amount equivalent to depreciation expense Depreciated on the basis of the straight-line method over the useful years matching the lease period with a residual value of zero at the end of the lease period.	4) Method of computation of amount equivalent to depreciation expense Same as left	4) Method of computation of amount equivalent to depreciation expense Depreciated on the basis of the straight-line method over the useful years matching the lease period with a residual value of zero at the end of the lease period.
2 Operating lease transactions Unearned leasing fees One year or less 4 Over one year - Total 4	—	2 Operating lease transactions Unearned leasing fees One year or less 2 Over one year - Total 2

(Marketable Securities)

As of End of Previous Interim Fiscal Period (September 30, 2006)

Shares of subsidiaries with fair market value. Unicharm has no shares of affiliated companies with fair market value.

(Millions of Yen)

Type	Amount recorded on the interim balance sheet	Fair market value	Difference
Stock of subsidiaries	1,146	26,232	25,086

As of End of Interim Fiscal Period under Review (September 30, 2007)

Shares of subsidiaries with fair market value. Unicharm has no shares of affiliated companies with fair market value.

(Millions of Yen)

Type	Amount recorded on the interim balance sheet	Fair market value	Difference
Stock of subsidiaries	1,146	27,696	26,549

As of End of Previous Fiscal Year (March 31, 2007)

Shares of subsidiaries with fair market value. Unicharm has no shares of affiliated companies with fair market value.

(Millions of Yen)

Type	Amount recorded on the interim balance sheet	Fair market value	Difference
Stock of subsidiaries	1,146	22,222	21,075

(Per-Share Information)

(Yen)

Item	Previous Interim Fiscal Period (April 1 - September 30, 2006)	Interim Fiscal Period under Review (April 1 - September 30, 2007)	Previous Fiscal Year (from April 1, 2006 - March 31, 2007)
Net assets per share	1,818.10	1,965.62	1,895.08
Net income per share	145.75	114.23	231.98
Net income per share after adjustment for residual equity	Interim net income per share after adjustment for residual equity is not reported due to the absence of residual equity with a dilutive effect	Same as left	Net income per share after adjustment for residual equity is not reported due to the absence of residual equity with a dilutive effect

(Note) The calculation bases are as follows:

1. Net assets per share

Item	Previous Interim Fiscal Period (April 1 - September 30, 2006)	Interim Fiscal Period under Review (April 1 – September 30, 2007)	Previous Fiscal Year (from April 1, 2006 - March 31, 2007)
Total of net assets (Millions of Yen)	117,134	126,633	122,091
Amount deducted from total of net assets (Millions of Yen)	-	-	-
Interim net assets relevant to common stocks (Millions of Yen)	117,134	126,633	122,091
Number of shares outstanding (common stocks)(Thousands of shares)	68,981	68,981	68,981
Number of treasury stocks (Thousands of shares)	4,554	4,557	4,556
Common shares outstanding at end of period used in calculation of net assets per share (Thousands of shares)	64,426	64,424	64,425

2. Net income per share

Item	Previous Interim Fiscal Period (April 1 - September 30, 2006)	Interim Fiscal Period under Review (April 1 - September 30, 2007)	Previous Fiscal Year (from April 1, 2006 - March 31, 2007)
Net income shown in the interim statement of income (Millions of Yen)	9,505	7,359	15,037
Amount not attributable to common stock holders (Millions of Yen)	-	-	-
Interim net income relevant to common stocks (Millions of Yen)	9,505	7,359	15,037
Average number of common shares during period (Thousands of shares)	65,215	64,424	64,821
Outline of residual equity which, due to the absence of dilutive effect, was not included in the computation of the amount of interim net income per share after adjustment for residual income	Stock option program resolved at the Regular General Meeting of Shareholders held on June 27, 2003: Share warrants: 5,380 Common shares: 538,000 Stock option program resolved at the Regular General Meeting of Shareholders held on June 29, 2004: Share warrants: 6,981 Common shares: 698,100 Details of the foregoing are as described in Section 4 [State of The Company], 1 [State of Stocks, etc.], (2) [State of Stock Options, etc.]	Stock option program resolved at the Regular General Meeting of Shareholders held on June 27, 2003: Share warrants: 5,298 Common shares: 529,800 Stock option program resolved at the Regular General Meeting of Shareholders held on June 29, 2004: Share warrants: 6,874 Common shares: 687,400 Details of the foregoing are as described in Section 4 [State of The Company], 1 [State of Stocks, etc.], (2) [State of Stock Options, etc.]	Stock option program resolved at the Regular General Meeting of Shareholders held on June 27, 2003: Share warrants: 5,336 Common shares: 533,600 Stock option program resolved at the Regular General Meeting of Shareholders held on June 29, 2004: Share warrants: 6,921 Common shares: 692,100 Details of the foregoing are as described in Section 4 [State of The Company], 1 [State of Stocks, etc.], (2) [State of Stock Options, etc.]

(2) [Other]

With respect to interim dividends for the period under review, the Board of Directors at its meeting held on October 31, 2007, resolved as follows:

Aggregate amount of interim dividend	¥1,481 million
Amount of interim dividend per share	¥23
Effective date and date to start payment regarding claims for payment	December 10, 2007

Section 6 [Reference Information on the Company]

The Company submitted the following documents between the first day of the interim fiscal period under review and the date of submission of this Interim Report:

(1) Financial Statement Report and Attachments covering 47th Fiscal Year (April 1, 2006 through March 31, 2007)
Submitted to Director General, Kanto Region Finance Bureau
Date Submitted June 27, 2007

(2) Registration of Issuance of Corrections (straight corporate bond)
Submitted to Director General, Kanto Region Finance Bureau
Date Submitted June 27, 2007

(3) Statement of Revisions to the Financial Statement Report covering 47th Fiscal Year (April 1, 2006 through March 31, 2007)
Submitted to Director General, Kanto Region Finance Bureau
Date Submitted October 12, 2007

PART 2 [Information on Guarantors, etc. of the Company]

None

Interim Report of Independent Auditors

December 13, 2006

To: Board of Directors

Unicharm Corporation

Audit Corporation Tohmatsu	
Designated Partner	
Managing Partner	Takao Goto, C.P.A.
Designated Partner	
Managing Partner	Yoshiaki Kitamura, C.P.A.

For the purpose of conducting an audit certification in accordance with the provisions of Article 193-2 of the Securities and Exchange Law, we have audited the accompanying interim consolidated financial statements of Unicharm Corporation and subsidiaries, comprising the interim consolidated balance sheet, interim consolidated statement of income, interim consolidated statement of changes in shareholders' equity and interim consolidated statement of cash flows covering the interim fiscal period (from April 1 through September 30, 2006) of its fiscal year (from April 1, 2006 through March 31, 2007). Responsibility for the preparation of these interim consolidated financial statements rests with the Company's management. Our responsibility lies in expressing an opinion on the interim consolidated financial statements based on our independent audits.

We conducted our audits in accordance with interim auditing standards generally accepted in Japan. These standards require that we plan and perform the audit to obtain reasonable assurance about whether or not the interim consolidated statements in their entirety are free of material misrepresentation that may impair the judgment of investors with respect to the representation of useful information contained in the interim consolidated financial statements. We have conducted the interim audit by applying audit procedures consisting mainly of analytical procedures, etc. and additional audit procedures as required. We believe that our interim audits provide a reasonable basis for expressing our opinion on the interim consolidated financial statements.

In our opinion, the interim consolidated financial statements referred to above represent fairly, in all material respects, useful information pertaining to the consolidated financial position of Unicharm Corporation and subsidiaries as of September 30, 2006 and the results of their operations and their cash flows for the interim consolidated financial period then ended (April 1 through September 30, 2006) in conformity with standards for preparation of interim consolidated financial statements generally accepted as fair and reasonable in Japan.

There exists no stake or interest between the Company and this Audit Corporation or its Managing Partners that ought to be stated herein pursuant to the provisions of the Certified Public Accountant Law.

* The foregoing is the digitized version of the matters stated on the original copy of the Interim Report of Independent Auditors, and the said original copy is being separately kept in custody of the Company.

Interim Report of Independent Auditors

December 12, 2007

To: Board of Directors

Unicharm Corporation

Audit Corporation Tohmatsu

Designated Partner

Managing Partner Takao Goto, C.P.A.

Designated Partner

Managing Partner Seibei Kyoshima, C.P.A.

For the purpose of conducting an audit certification in accordance with the provisions of Article 193-2 of the Financial Instruments and Exchange Law, we have audited the accompanying interim consolidated financial statements of Unicharm Corporation and subsidiaries, comprising the interim consolidated balance sheet, interim consolidated statement of income, interim consolidated statement of changes in shareholders' equity and interim consolidated statement of cash flows covering the interim fiscal period (from April 1 through September 30, 2007) of its fiscal year (from April 1, 2007 through March 31, 2008). Responsibility for the preparation of these interim consolidated financial statements rests with the Company's management. Our responsibility lies in expressing an opinion on the interim consolidated financial statements based on our independent audits.

We conducted our audits in accordance with interim auditing standards generally accepted in Japan. These standards require that we plan and perform the audit to obtain reasonable assurance about whether or not the interim consolidated statements in their entirety are free of material misrepresentation that may impair the judgment of investors with respect to the representation of useful information contained in the interim consolidated financial statements. We have conducted the interim audit by applying audit procedures consisting mainly of analytical procedures, etc. and additional audit procedures as required. We believe that our interim audits provide a reasonable basis for expressing our opinion on the interim consolidated financial statements.

In our opinion, the interim consolidated financial statements referred to above represent fairly, in all material respects, useful information pertaining to the consolidated financial position of Unicharm Corporation and subsidiaries as of September 30, 2007 and the results of their operations and their cash flows for the interim consolidated financial period then ended (April 1 through September 30, 2007) in conformity with standards for preparation of interim consolidated financial statements generally accepted as fair and reasonable in Japan.

There exists no stake or interest between the Company and this Audit Corporation or its Managing Partners that ought to be stated herein pursuant to the provisions of the Certified Public Accountant Law.

* The foregoing is the digitized version of the matters stated on the original copy of the Interim Report of Independent Auditors, and the said original copy is being separately kept in custody of the Company.

Interim Report of Independent Auditors

December 13, 2006

To: Board of Directors

Unicharm Corporation

Audit Corporation Tohmatsu

Designated Partner

Managing Partner Takao Goto, C.P.A.

Designated Partner

Managing Partner Yoshiaki Kitamura, C.P.A.

For the purpose of conducting an audit certification in accordance with the provisions of Article 193-2 of the Securities and Exchange Law, we have audited the accompanying interim financial statements of Unicharm Corporation, comprising the interim balance sheet, interim statement of income and interim statement of changes in shareholders' equity, covering the interim fiscal period (from April 1 through September 30, 2006) of its 47th fiscal year (from April 1, 2006 through March 31, 2007). Responsibility for the preparation of these interim financial statements rests with the Company's management. Our responsibility lies in expressing an opinion on the interim financial statements based on our independent audits.

We conducted our audits in accordance with interim auditing standards generally accepted in Japan. These standards require that we plan and perform the audit to obtain reasonable assurance about whether or not the interim statements in their entirety are free of material misrepresentation that may impair the judgment of investors with respect to the representation of useful information contained in the interim financial statements. We have conducted the interim audit by applying audit procedures consisting mainly of analytical procedures, etc. and additional audit procedures as required. We believe that our interim audits provide a reasonable basis for expressing our opinion on the interim financial statements.

In our opinion, the interim financial statements referred to above represent fairly, in all material respects, useful information pertaining to the financial position of Unicharm Corporation as of September 30, 2006 and the results of their operations for the interim financial period then ended (April 1 through September 30, 2006) in conformity with standards for preparation of interim financial statements generally accepted as fair and reasonable in Japan.

There exists no stake or interest between the Company and this Audit Corporation or its Engagement Partners that ought to be stated herein pursuant to the provisions of the Certified Public Accountant Law.

* The foregoing is the digitized version of the matters stated on the original copy of the Interim Report of Independent Auditors, and the said original copy is being separately kept in custody of the Company.

Interim Report of Independent Auditors

December 12, 2007

To: Board of Directors

Unicharm Corporation

Audit Corporation Tohmatsu

Designated Partner

Managing Partner Takao Goto, C.P.A.

Designated Partner

Managing Partner Seibei Kyoshima, C.P.A.

For the purpose of conducting an audit certification in accordance with the provisions of Article 193-2 of the Financial Instruments and Exchange Law, we have audited the accompanying interim financial statements of Unicharm Corporation, comprising the interim balance sheet, interim statement of income and interim statement of changes in shareholders' equity, covering the interim fiscal period (from April 1 through September 30, 2007) of its 48th fiscal year (from April 1, 2007 through March 31, 2008). Responsibility for the preparation of these interim financial statements rests with the Company's management. Our responsibility lies in expressing an opinion on the interim financial statements based on our independent audits.

We conducted our audits in accordance with interim auditing standards generally accepted in Japan. These standards require that we plan and perform the audit to obtain reasonable assurance about whether or not the interim statements in their entirety are free of material misrepresentation that may impair the judgment of investors with respect to the representation of useful information contained in the interim financial statements. We have conducted the interim audit by applying audit procedures consisting mainly of analytical procedures, etc. and additional audit procedures as required. We believe that our interim audits provide a reasonable basis for expressing our opinion on the interim financial statements.

In our opinion, the interim financial statements referred to above represent fairly, in all material respects, useful information pertaining to the financial position of Unicharm Corporation as of September 30, 2007 and the results of their operations for the interim financial period then ended (April 1 through September 30, 2007) in conformity with standards for preparation of interim financial statements generally accepted as fair and reasonable in Japan.

There exists no stake or interest between the Company and this Audit Corporation or its Managing Partners that ought to be stated herein pursuant to the provisions of the Certified Public Accountant Law.

---

* The foregoing is the digitized version of the matters stated on the original copy of the Interim Report of Independent Auditors, and the said original copy is being separately kept in custody of the Company.

7. Notice Regarding Decision of Matters Regarding Acquisition of Company Shares

January 31, 2008

Company Name: Unicharm Corporation
Representative: Takahisa Takahara, President and CEO
(Code Number: 8113; First Section of the Tokyo Stock Exchange)
Contact: Atsushi Iwata, Executive Officer and
General Manager of the Accounting Department
(Tel: +81-3-3451-5111)

Notice on Repurchase of Treasury Stock

(Repurchase of treasury stock in accordance with the provisions of the Articles of Incorporation pursuant to Article 459, Paragraph 1, Item 1 of the Corporate Law)

Unicharm Corporation ("the Company") hereby announces that the Company resolved at a meeting of the Board of Directors held on January 31, 2008 to repurchase treasury stock as follows, in accordance with the provisions of the Articles of Incorporation pursuant to Article 459, Paragraph 1 of the Corporate Law.

1. Reason for repurchase of treasury stock
   To enable the Company to further pass on profits to shareholders and execute capital policies in a speedier and more agile way in response to changes in the corporate environment.

2. Details of repurchase

(1)	Type of shares to be repurchased:	Common stock of the Company
(2)	Total number of shares to be repurchased:	850,000 shares (ceiling limit) (Ratio of the total number of shares to be repurchased to the total number of shares outstanding (excluding treasury stock): 1.32%)
(3)	Total amount of shares to be repurchased:	5 billion yen (ceiling limit)
(4)	Period for repurchase:	From February 1, 2008 to March 21, 2008

(Reference) Treasury stock held by the Company as of December 31, 2007

Total number of shares outstanding (excluding treasury stock):	64,424,008 shares
Number of shares held as treasury stock:	4,557,583 shares

8. 3rd Quarter Financial and Business Performance Flash Report, March 2008 Fiscal Year

unicharm

FY2008 Consolidated Financial Results for the Third Quarter Ended December 31, 2007

(April 1, 2007 through December 31, 2007)

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)
English translation from the original Japanese-language document "KESSAN TANSHIN"

January 31, 2008

Listed Company Name :	Unicharm Corporation
Listing :	First Section,Tokyo Stock Exchange in Japan
Code Number :	8113
URL:	http://www.unicharm.co.jp
Company Representative :	Takahisa Takahara ,President and Chief Exective Officer
Contact Person :	Atushi Iwata , Executive Officer
Telephone Number :	(03) 3451 - 5111

1.Consolidated Results for the Third Quarter Ended December 31, 2007

(Amounts less than one million yen are omitted)

(1) Consolidated financial results

(The percentage figures the represent the percentage of increase or decrease against the same period of the previous year.)

	Net Sales		Operating Income		Ordinary Income	
	Million yen	%	Million yen	%	Million yen	%
3rd Q FY 2008	251,011	11.4	25,602	14.0	25,265	12.8
3rd Q FY 2007	225,422	12.2	22,452	6.0	22,407	2.6
Year Ended FY2007	301,880	—	29,929	—	30,071	—

	Net income		Net income Per share-basic	Net income Per share-diluted
	Million yen	%	Yen	Yen
3rd Q FY 2008	12,865	13.8	199.70	199.61
3rd Q FY 2007	11,302	△ 5.0	174.01	173.87
Year Ended FY2007	15,058	—	232.31	232.17

(2) Consolidated financial position

	Total assets	Shareholders' equity	Raio of shareholder' equity	shareholder' equity per share
	Million yen	Yen	%	Yen
3rd Q FY 2008	283,053	185,883	59.7	2,622.20
3rd Q FY 2007	258,618	170,983	60.2	2,415.95
Year Ended FY2007	268,763	177,049	60.0	2,501.60

(3) Consolidated Cash flows

	From operating activities	From investing activities	From financing activities	Cash and cash equivalents at the end of year
	Million yen	Million yen	Million yen	Million yen
3rd Q FY 2008	30,994	△ 11,094	△ 5,446	79,949
3rd Q FY 2007	14,483	△ 13,168	△ 9,575	59,698
Year Ended FY2007	28,357	△ 20,328	△ 10,795	65,449

2.Projected Financial Results for the Fiscal Year ending March 31,2008

(April 1, 2007 through March 31, 2008)

	Net Sales		Operating Income		Operating Income		Net Income		Net Income per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full Year	328,000	8.7	33,000	10.3	33,000	9.7	15,500	2.9	240.59

The foregoing projected results include forecasts based on premises, prospects and plans pertaining to the future (as of the date of release). Actual results may differ materially from the projected figures presented herein due to actual market conditions, foreign exchange fluctuation risks and other uncertainties.

3.Other Information

1. Changes in consolidated subsidiaries : None
2. Adoption of simplified accounting method : None
3. Changing in accounting method : Yes

Consolidated Quartely Balance Sheets

	3rd quarter FY 2007 (As of December 31,2006)		3rd quarter FY 2008 (As of December 31,2007)		Year Ended FY2007 (As of March 31,2007)	
	Million yen	%	Million yen	%	Million yen	%
(ASSETS)						
I CURRENT ASSETS	135,143	52.3	156,637	55.3	142,588	53.1
II FIXED ASSETS	123,475	47.7	126,416	44.7	126,175	46.9
Net property,plant and equipment	83,901	32.4	89,549	31.7	86,725	32.2
Software and Intangibles	4,155	1.6	3,747	1.3	4,027	1.5
Investments and Other Assets	35,418	13.7	33,118	11.7	35,422	13.2
TOTAL	258,618	100.0	283,053	100.0	268,763	100.0
(LIABILITIES)						
I CURRENT LIABILITIES	73,134	28.3	81,752	28.9	75,370	28.0
II LONG-TERM LIABILITIES	14,500	5.6	15,418	5.4	16,343	6.1
TOTAL LIABILITIES	87,634	33.9	97,170	34.3	91,714	34.1
(Net Assets)						
I Owners' Equity	148,266	57.3	161,968	57.2	152,010	56.6
II Valuation,Translation Adjustment and Other	7,383	2.9	6,964	2.5	9,155	3.4
III Minority Interests	15,333	5.9	16,950	6.0	15,883	5.9
Total net assets	170,983	66.1	185,883	65.7	177,049	65.9
Total liabilities,net assets	258,618	100.0	283,053	100.0	268,763	100.0

Consolidated Quartely Statements of Income

	3rd quarter FY 2007 (April 1,2006 through December 31,2006)		3rd quarter FY 2008 (April 1,2007 through December 31,2007)		Year Ended FY2007 (April 1,2006 through March 31,2007)	
	Million yen	%	Million yen	%	Million yen	%
		%		%		%
I NET SALES	225,422	100.0	251,011	100.0	301,880	100.0
II COST OF SALES	128,496	57.0	145,031	57.8	173,238	57.4
Gross profit	96,925	43.0	105,979	42.2	128,641	42.6
III SELLING,GENERAL AND ADMINISTRATIVE EXPENSES	74,472	33.0	80,376	32.0	98,711	32.7
Operating income	22,452	10.0	25,602	10.2	29,929	9.9
IV NON-OPERATING INCOME	1,322	0.6	1,362	0.6	1,897	0.7
V NON-OPERATING EXPENSES	1,367	0.7	1,700	0.7	1,755	0.6
Ordinary income	22,407	9.9	25,265	10.1	30,071	10.0
VI EXTRAORDIMARY INCOME	54	0.0	383	0.1	225	0.1
VII EXTRAORDIMARY LOSSES	520	0.2	432	0.2	1,218	0.5
Income before Income taxes	21,941	9.7	25,216	10.0	29,078	9.6
Income Taxes	9,068	4.0	10,179	4.0	11,952	4.0
Minority interests in net income	1,569	0.7	2,171	0.9	2,067	0.6
Net income	11,302	5.0	12,865	5.1	15,058	5.0

Consolidated Statements of Cash Flows

	3rd quarter FY 2007 (April 1,2006 through December 31,2006) Million yen	3rd quarter FY 2008 (April 1,2007 through December 31,2007) Million yen	Year Ended FY2007 (April 1,2006 through March 31,2007) Million yen
I Net cash provided by operating activities	14,483	30,994	28,357
II Investing activities	△ 13,168	△ 11,094	△20,328
III Financing activities	△ 9,575	△ 5,446	△10,795
IV Foreign currency translation adjustments on cash and cash	310	46	567
V Net increase(decrease)in cash and cash equivalents	△ 7,950	14,499	△2,199
VI Cash and cash equivalents, beginning of year	67,649	65,449	67,649
VII Cash and cash equivalents, end of year	59,698	79,949	65,449

9. Company Share Purchase Status Report

[Cover]

Document to be submitted:	Report on the Status of Purchase of Treasury Stock Certificates
Provision to base upon:	Article 24-6, Paragraph 1 of the Financial Instruments & Exchange Law
Place of submission:	Director-general of the Kanto Local Finance Bureau
Date of submission:	February 15, 2008
Report period:	From January 31, 2008 to January 31, 2008
Company name:	Unicharm Kabushiki Kaisha
Company name in English:	Unicharm Corporation
Title and name of representative:	Takahisa Takahara, President and CEO
Location of head office:	182 Kinseicho Shimobun, Shikokuchuo, Ehime Prefecture (The aforementioned address is the registered location of the head office. Actual head-office operations are carried out at the address given below.) Sumitomo Fudosan Mita Twin Building West 3-5-27 Mita, Minato-ku, Tokyo
Telephone number:	03-3451-5111 (key number)
Contact person:	Atsushi Iwata, Executive Officer and General Manager of Accounting Division
Nearest place of contact:	Sumitomo Fudosan Mita Twin Building West 3-5-27 Mita, Minato-ku, Tokyo
Telephone number:	03-3451-5111 (main number)
Contact person:	Atsushi Iwata, Executive Officer and General Manager of Accounting Division

Locations at which Document is Made Available for Public Inspection:

Head Office of Unicharm Corporation (Tokyo Branch)
(Sumitomo Fudosan Mita Twin Building West
3-5-27 Mita, Minato-ku, Tokyo)

Osaka Branch of Unicharm Corporation
(Central Shin-Osaka Building 4-5-36 Miyahara, Yodogawa-ku, Osaka)

Tokyo Stock Exchange, Inc.
(2-1 Nihonbashi Kabutocho, Chuo-ku, Tokyo)

Report on the Status of Purchase of Treasury Stock Certificates (pursuant to Article 24-6, Paragraph 1 of the law)

Type of share: Common stock

1 [Status of Repurchase]

(1) [Status of repurchase based on a resolution of a general meeting of shareholders]

Not applicable.

(2) [Status of repurchase based on a resolution of the Board of Directors]

As of January 31, 2008

Category	Number of shares (share)		Total value (yen)
Status of a resolution at a meeting of the Board of Directors (January 31, 2008) (Period for repurchase: From February 1, 2008 to March 21, 2008)		850,000	5,000,000,000
Number of treasury shares repurchased in the reporting month (date of repurchase)	XXXX XX	-	-
Total	-	-	-
Accumulated number of shares of treasury stock repurchased as of the end of the reporting month		-	-
Status of progress in repurchase of treasury stock (%)		-	-

2 [Status of Disposition]

Not applicable.

3 [Status of Holdings]

As of January 31, 2008

Status of holdings as of the end of the reporting month	Number of shares (share)
Total number of shares outstanding	68,981,591
Number of shares held as treasury stock	4,557,653

10. Notice Regarding Buyback of Shares through ToSTNeT-3

February 25, 2008

Company Name: Unicharm Corporation
Representative: Takahisa Takahara, President and CEO
(Code Number: 8113; First Section of the Tokyo Stock Exchange)
Inquiries: Atsushi Iwata, Executive Officer and
General Manager of the Accounting Department
(Tel: +81-3-3451-5111)

Notice on the Results of Repurchase of Treasury Stock through Off-Hours Trading System for Treasury Stock (ToSTNet-3)

Unicharm Corporation (the "Company") hereby announces that the Company today carried out the repurchase of treasury stock, which was announced on February 22, 2008, as follows.
The Company also announces that repurchase of treasury stock based on the resolution made at a meeting of the Board of Directors held on January 31, 2008 was completed with today's repurchase.

1.	Reason for repurchase:	To enable the Company to further pass on profits to shareholders and execute capital policies in a speedier and more agile way in response to changes in the corporate environment
2.	Type of shares repurchased:	Common stock of the Company
3.	Total number of shares repurchased:	690,600 shares
4.	Repurchase price:	7,240 yen
5.	Date of repurchase:	February 25, 2008
6.	Method of repurchase:	Repurchase through the off-hours trading system of the Tokyo Stock Exchange for treasury stock

(Reference)

Details of the decision relating to the specific method of repurchase of treasury stock (publicly announced on February 22, 2008)

- Type of shares to be repurchased: Common stock of the Company
- Total number of shares to be repurchased: 690,600 shares
- Total value of shares to be repurchased: 4,999,944,000 yen
- Status of progress as of February 25, 2008
  Total number of shares repurchased: 690,600 shares
  Total value of shares repurchased 4,999,944,000 yen

11. Notice Regarding Acquisition Result of Buyback of Shares through ToSTNeT-3

February 22, 2008

Company Name: Unicharm Corporation
Representative: Takahisa Takahara, President and CEO
(Code Number: 8113; First Section of the Tokyo Stock Exchange)
Inquiries: Atsushi Iwata, Executive Officer and
General Manager of the Accounting Department
(Tel: +81-3-3451-5111)

Notice on Repurchase of Treasury Stock through Off-Hours Trading System for Treasury Stock (ToSTNet-3)

Unicharm Corporation (the "Company") announced today that the Company decided a specific method of repurchasing treasury stock in accordance with the provisions of the Articles of Incorporation pursuant to Article 459, Paragraph 1 of the Company Law.

1. Method of acquisition
   The Company will entrust purchase of own shares through the off-hours trading system of the Tokyo Stock Exchange for treasury stock (ToSTNet-3) at 8:45 a.m. on February 25, 2008 at 7,240 yen, the closing quotation of today (February 22, 2008) (there will be no change in the trading system and trading hours). The said purchase order will be limited to the said trading hours.

2. Details of repurchase
   (1) Type of shares to be repurchased: Common stock of the Company
   (2) Total number of shares to be repurchased: 690,600 shares
   Notes
   1. There will be no change in the said number of shares. There is a possibility that the Company may not make part or whole of the repurchase because of market trends or for other reasons.
   2. The Company will make the purchase by placing a purchase order corresponding to the number of shares scheduled to be repurchased.

3. Public announcement of the results of transaction
   The results of repurchase will be made public after the end of trading hours at 8:45 a.m. on February 25, 2008.

(Reference) Details of the resolution relating to repurchase of treasury stock (publicly announced on January 31, 2008)

- Type of shares to be repurchased: Common shares of the Company
- Total number of shares to be repurchased: 850,000 shares (ceiling limit) (Ratio of the total number of shares to be repurchased to the total number of shares outstanding (excluding treasury stock): 1.32%)
- Total price of shares to be repurchased: 5 billion yen (ceiling limit)
- Period for repurchase: From February 1, 2008 to March 21, 2008
- Status of progress as of February 22, 2008
  Total number of shares repurchased: 0 shares
  Total value of shares repurchased: 0 yen

12. Company Share Purchase Status Report

Document submitted through EDINET on March 14, 2008
Unicharm Corporation (242058)
Report on Treasury Stock Repurchase Status (submitted pursuant to Article 24-6, Paragraph 1 of the Law)

[Cover]

Document to be submitted:	Report on Treasury Stock Repurchase Status
Provision to base upon:	Article 24-6, Paragraph 1 of the Financial Instruments & Exchange Law
Place of submission:	Director-General of the Kanto Local Finance Bureau
Date of submission:	March 14, 2008
Report period:	From February 1, 2008 to February 29, 2008
Company name:	Unicharm Kabushiki Kaisha
Company name in English:	Unicharm Corporation
Title and name of representative:	Takahisa Takahara, President and CEO
Location of head office:	182 Shimobun, Kinsei-cho, Shikoku Chuo-shi, Ehime (The aforementioned address is the registered location of the head office. Actual head-office operations are carried out at the address given below.) Sumitomo Fudosan Mita Twin Building West Wing 3-5-27 Mita, Minato-ku, Tokyo
Telephone number:	03-3451-5111 (main number)
Contact person:	Atsushi Iwata, Executive Officer and General Manager of the Accounting Division
Nearest place of contact:	Sumitomo Fudosan Mita Twin Building West Wing 3-5-27 Mita, Minato-ku, Tokyo
Telephone number:	03-3451-5111 (main number)
Contact person:	Atsushi Iwata, Executive Officer and General Manager of the Accounting Division

Place where the Report on Treasury Stock Repurchase Status is available for public inspection:

Head Office of Unicharm Corporation (Tokyo Branch)
(Sumitomo Fudosan Mita Twin Building West Wing, 3-5-27 Mita, Minato-ku, Tokyo)

Osaka Branch of Unicharm Corporation
(Central Shin-Osaka Building, 4-5-36 Miyahara, Yodogawa-ku, Osaka)

Tokyo Stock Exchange, Inc.
(2-1 Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)

Document submitted through EDINET on March 14, 2008
Unicharm Corporation (242058)
Report on Treasury Stock Repurchase Status (submitted pursuant to Article 24-6, Paragraph 1 of the Law)

Type of share: Common stock

1 [Status of Repurchase]

(1) [Status of repurchase based on a resolution of a general meeting of shareholders]

Not applicable.

(2) [Status of repurchase based on a resolution of the Board of Directors]

As of February 29, 2008

Category	Number of shares (share)		Total value (yen)
Status of a resolution at a meeting of the Board of Directors (January 31, 2008) (Period for repurchase: From February 1, 2008 to March 21, 2008)		850,000	5,000,000,000
Number of treasury shares repurchased in the reporting month (date of repurchase)	February 25	690,600	4,999,944,000
Total	-	690,600	4,999,944,000
Accumulated number of treasury shares repurchased as of the end of the reporting month		690,600	4,999,944,000
Status of progress in repurchase of treasury shares (%)		81.25	100.00

2 [Status of Disposition]

Not applicable.

3 [Status of Holdings]

As of February 29, 2008

Status of holdings as of the end of the reporting month	Number of shares (share)
Total number of shares outstanding	68,981,591
Number of shares held as treasury shares	5,248,303

13. Company Share Purchase Status Report

[Cover]

Document to be submitted:	Report on Treasury Stock Repurchase Status
Provision to base upon:	Article 24-6, Paragraph 1 of the Financial Instruments & Exchange Law
Place of submission:	Director-General of the Kanto Local Finance Bureau
Date of submission:	April 15, 2008
Report period:	From March 1, 2008 to March 31, 2008
Company name:	Unicharm Kabushiki Kaisha
Company name in English:	Unicharm Corporation
Title and name of representative:	Takahisa Takahara, President and CEO
Location of head office:	182 Shimobun, Kinsei-cho, Shikoku Chuo-shi, Ehime (The aforementioned address is the registered location of the head office. Actual head-office operations are carried out at the address given below.) Sumitomo Fudosan Mita Twin Building West Wing 3-5-27 Mita, Minato-ku, Tokyo
Telephone number:	03-3451-5111 (key number)
Contact person:	Atsushi Iwata, Executive Officer and General Manager of the Accounting Division
~~Nearest place~~ of contact:	Sumitomo Fudosan Mita Twin Building West Wing 3-5-27 Mita, Minato-ku, Tokyo
Telephone number:	03-3451-5111 (main number)
Contact person:	Atsushi Iwata, Executive Officer and General Manager of the Accounting Division

Place where the Report on Treasury Stock Repurchase Status is available for public inspection:

Head Office of Unicharm Corporation (Tokyo Branch)
(Sumitomo Fudosan Mita Twin Building West Wing, 3-5-27 Mita, Minato-ku, Tokyo)

Osaka Branch of Unicharm Corporation
(Central Shin-Osaka Building, 4-5-36 Miyahara, Yodogawa-ku, Osaka)

Tokyo Stock Exchange, Inc.
(2-1 Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)

Report on Treasury Stock Repurchase Status (submitted pursuant to Article 24-6, Paragraph 1 of the law)

Type of share: Common stock

1 [Status of Repurchase]

(1) [Status of repurchase based on a resolution of a general meeting of shareholders]

Not applicable.

(2) [Status of repurchase based on a resolution of the Board of Directors]

As of March 31, 2008

Category	Number of shares (share)		Total value (yen)
Status of a resolution at a meeting of the Board of Directors (January 31, 2008) (Period for repurchase: From February 1, 2008 to March 21, 2008)		850,000	5,000,000,000
Number of treasury shares repurchased in the reporting month (date of repurchase)	XXXX XX	-	-
Total	-	-	-
Accumulated number of treasury shares repurchased as of the end of the reporting month		690,600	4,999,944,000
Status of progress in repurchase of treasury shares (%)		81.25	100.00

2 [Status of Disposition]

Not applicable.

3 [Status of Holdings]

As of March 31, 2008

Status of holdings as of the end of the reporting month	Number of shares (share)
Total number of shares outstanding	68,981,591
Number of shares held as treasury shares	5,248,303

14. 4th Quarter Flash Report, March 2008 Fiscal Year

unicharm

FY2008 Consolidated Financial Results for the Year Ended March 31, 2008

(April 1, 2007 through march 31, 2008)

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

English translation from the original Japanese-language document "KESSAN TANSHIN"

April 28, 2008

Listed Company Name :	Unicharm Corporation
Listing :	First Section,Tokyo Stock Exchange in Japan
Code Number :	8113
URL:	http://www.unicharm.co.jp
Company Representative :	Takahisa Takahara ,President and Chief Exective Officer
Contact Person :	Atsushi Iwata , Executive Officer
Telephone Number :	(03) 3451 - 5111
Date of ordinary general shareholders' meeting	June, 25, 2008
Payment date of cash dividends	June, 9, 2008
Filing date of financial statement	June, 26, 2008

1.Consolidated Results of FY2008 (April 1,2007 through March 31,2008)

(1) Consolidated financial results

(Amounts less than one million yen are omitted)
(Percentage of compared with the previous year)

	Net Sales		Operating Income		Ordinary Income		Net income	
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Year Ended FY2008	336,864	11.6	33,731	12.7	32,327	7.5	16,683	10.8
Year Ended FY2007	301,880	11.7	29,929	4.9	30,071	4.5	15,058	△ 1.5

	Net income Per share-basic	Net income Per share-diluted	Net income to Shareholder' equity	Ordinary income to Assets	Operating income to Net sales
	Yen	Yen	%	%	%
Year Ended FY2008	259.39	259.31	10.3	11.9	10.0
Year Ended FY2007	232.31	232.17	9.6	11.6	9.9

(Reference) Equity method investment gain or loss:
FY 2008 14 million yen
FY 2007 8 million yen

(2) Consolidated financial position

	Total assets	Shareholders' equity	Raio of shareholder' equity	shareholder' equity per share
	Million yen	Yen	%	Yen
Year Ended FY2008	275,435	179,170	58.9	2,545.79
Year Ended FY2007	268,763	177,049	60.0	2,501.60

(Reference) Equity at the year-end
FY 2008 162,251Million yen
FY 2007 161,165Million yen

(3) Consolidated Cash flows

	From operating activities	From investing activities	From financing activities	Cash and cash equivalents at the end of year
	Million yen	Million yen	Million yen	Million yen
Year Ended FY2008	45,308	△ 10,091	△ 12,585	87,317
Year Ended FY2007	28,357	△ 20,328	△ 10,795	65,449

2.Cash dividends

	Cash dividends per share			Total amount of cash dividends(annual)	Dividends payout ratio(consolidated)	Ratio of total amount of dividends to shareholders' equity(consolidated)
	Interim	Year-end	Annual			
	yen	yen	yen	Million yen	%	%
Year Ended FY2007	22.00	22.00	44.00	2,834	18.9	1.8
Year Ended FY2008	23.00	23.00	46.00	2,947	17.7	1.8
Year Ended FY2009	27.00	27.00	54.00		19.7	

3.Forcast of consolidated Results for FY2009 (April 1,2008 through March 31,2009)

	Net Sales		Operating Income		Ordinary Income		Net Income	
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Interim	167,000	4.1	14,800	0.6	14,200	△ 2.2	7,100	0.6
Full Year	352,000	4.5	36,000	6.7	34,400	6.4	17,500	4.9

4.Others

(1)Changes in significant subsidiaries during FY2007 : No

(Changes in specified subsidiaries resulting in changes in scope of consolidation)

(2)Changes in Accounting Principles,Proceedure,Presentation method for Cosolidation financial results

Changes arising from revision of accouting standards : Yes

Changes arising from revision of other factor : No

(3)Number of shares issued and outstanding(common stock)

Number of shares outstanding at year-end (including treasury stock)

FY2008 68,981,591 shares

FY2007 68,981,591 shares

Number of treasury stock at the year-end

FY2008 5,248,303 shares

FY2007 4,556,375 shares

Reference : Overview of the Unconsolidated Financial Results

1.Unconsolidated results for FY2008(April 1,2007 through March 31,2008)

(1) Unconsolidated financial results

	Net Sales		Operating Income		Ordinary Income		Net Income	
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Year Ended FY2008	174,231	1.5	11,824	4.4	17,282	△ 14.6	11,378	△ 24.3
Year Ended FY2007	171,663	4.0	11,326	△ 6.5	20,232	23.2	15,037	37.7

	Net Income Per share-basic	Net Income Per share-diluted
	Yen	Yen
Year Ended FY2008	176.91	−
Year Ended FY2007	231.98	−

(2) Unconsolidated financial position

	Total Assets	Shareholders' Equity	Ratio of shareholders' Equity	Shareholdes' Equity per share
	Million yen	Million yen	%	Yen
Year Ended FY2008	156,005	120,520	77.3	1,891.01
Year Ended FY2007	157,286	122,091	77.6	1,895.08

Consolidated Balance Sheets

	Year Ended FY2007 (As of March 31,2007)		Year Ended FY2008 (As of March 31,2008)		Increase Decrease	
	Million yen	%	Million yen	%	Million yen	%
(ASSETS)						
I CURRENT ASSETS	142,588	53.1	157,751	57.3	15,163	10.6%
II FIXED ASSETS	126,175	46.9	117,684	42.7	△8,491	-6.7%
Net property,plant and equipment	86,725	32.2	86,463	31.4	△262	-0.3%
Software and Intangibles	4,027	1.5	3,745	1.4	△282	-7.0%
Investments and Other Assets	35,422	13.2	27,476	9.9	△7,946	-22.4%
TOTAL	268,763	100.0	275,435	100.0	6,672	2.5%
(LIABILITIES)						
I CURRENT LIABILITIES	75,370	28.0	82,433	30.0	7,063	9.4%
II LONG-TERM LIABILITIES	16,343	6.1	13,831	5.0	△2,512	-15.4%
TOTAL LIABILITIES	91,714	34.1	96,265	35.0	4,551	5.0%
(Net Assets)						
I Owners' Equity	152,010	56.6	160,785	58.4	8,775	5.8%
II Valuation,Translation Adjustment and Othe	9,155	3.4	1,465	0.5	△7,690	-84.0%
III Minority Interests	15,883	5.9	16,919	6.1	1,036	6.5%
Total net assets	177,049	65.9	179,170	65.0	2,121	1.2%
Total liabilities,net assets	268,763	100.0	275,435	100.0	6,672	2.5%

Consolidated Statements of Income

	Year Ended FY2007 (April 1,2006 through March 31,2007)		Year Ended FY2008 (April 1,2007 through March 31,2008)		Increase Decrease	
	Million yen	%	Million yen	%	Million yen	%
		%		%		%
I NET SALES	301,880	100.0	336,864	100.0	34,984	11.6%
II COST OF SALES	173,238	57.4	196,130	58.2	22,892	13.2%
Gross profit	128,641	42.6	140,734	41.8	12,093	9.4%
III SELLING,GENERAL AND ADMINISTRATIVE EXPENSES	98,711	32.7	107,002	31.8	8,291	8.4%
Operating income	29,929	9.9	33,731	10.0	3,802	12.7%
IV NON-OPERATING INCOME	1,897	0.7	2,021	0.6	124	6.5%
V NON-OPERATING EXPENSES	1,755	0.6	3,425	1.0	1,670	95.2%
Ordinary income	30,071	10.0	32,327	9.6	2,256	7.5%
VI EXTRAORDIMARY INCOME	225	0.1	398	0.1	173	76.9%
VII EXTRAORDIMARY LOSSES	1,218	0.5	832	0.2	△386	-31.7%
Income before Income taxes	29,078	9.6	31,893	9.5	2,815	9.7%
Income Taxes - Current	10,062		12,509		2,447	24.3%
Income Taxes - Deferred	1,890		△126		△2,016	-106.7%
Minority interests in net income	2,067		2,827		760	36.8%
Net income	15,058	5.0	16,683	5.0	1,625	10.8%

Consolidated Statements of Cash Flows

	Year Ended FY2007 (April 1,2006 through March 31,2007)	Year Ended FY2008 (April 1,2007 through March 31,2008)	Increase Decrease
	Million yen	Million yen	Million yen
I Net cash provided by operating activities	28,357	45,308	16,951
II Investing activities	△ 20,328	△ 10,091	10,237
III Financing activities	△ 10,795	△ 12,585	△1,790
IV Foreign currency translation adjustments on cash and cash	567	△ 763	△1,330
V Net increase(decrease)in cash and cash equivalents	△ 2,199	21,868	24,067
VI Cash and cash equivalents, beginning of year	67,649	65,449	△2,200
VII Cash and cash equivalents, end of year	65,449	87,317	21,868

Items pertaining to preparation of quarterly consolidated financial statement

Changes in scope of consoldation and equity method

Consolidated subsidiaries
- (Increase) -
- (Decrease) -

Affiliates accounted for under the equity method
- (Increase) -
- (Decrease) -

15. Regarding Thinking and Planning for Reduction of Investment Units

June 20, 2008

Company Name: Unicharm Corporation
Representative: Takahisa Takahara, President and CEO
(Code Number: 8113; First Section of the Tokyo Stock Exchange)
Inquiries: Atsushi Iwata, Executive Officer and
General Manager of the Accounting Division
(Tel: +81-3-3451-5111)

The Company's views and Policies on Reduction of Investment Unit

1. Ideas about reduction of investment unit
The Company regards an increase in the number of individual shareholders and better liquidity of shares as important managerial challenges and has been pushing forward with measures to achieve these targets. The Company lowered the equity investment unit from 1,000 shares to 100 shares on August 1, 1997 to establish an environment that makes it easier for more investors to invest in shares of the Company.

2. Policies on reduction of investment unit
The Company will continue to take various measures, with its eye on the trends in the market, in order to further circulate its shares and expand its investor base.

End.

16. Notice regarding Move of Representative Director

June 25, 2008

Company Name: Unicharm Corporation
Representative: Takahisa Takahara, President and CEO
(Code Number: 8113; First Section of the Tokyo Stock Exchange)
Inquiries: Atsushi Iwata, Executive Officer and
General Manager of the Accounting Division
(Tel: +81-3-3451-5111)

Notice on Change of Representative Director

Unicharm Corporation (the "Company") hereby announces that the Company resolved at a meeting of the Board of Directors held on June 25, 2008 a change of Representative Director as follows.

1. Reason for change
To further enhance corporate governance by clearly separating the supervisory function from the operational execution function at the Board of Directors.

2. Details of change

Name	New post	Former post
Keiichiro Takahara	Director Chairman of the Board	Representative Director Chairman of the Board

3. Date of change
June 25, 2008

End.

17. Financial Report – No. 48 Period

Financial Statement Report

Report based on Article 24, Paragraph 1 of the Financial Instruments and Exchange Law

48th Fiscal Year from April 1, 2007 to March 31, 2008

3-31-08
AR/S

UNICHARM CORPORATION

(E00678)

48th Fiscal Year from April 1, 2007 to March 31, 2008

Financial Statement Report

1. This is a hard-copy report that reproduces the financial report based on Article 24-1 of the Financial Instruments and Exchange Law, submitted via Electronic Disclosure for Investor's Network (EDINET) complying with Article 27-30-2 of the said law.
2. This report does not include the accompanying document to the financial statement report submitted through the above method, but the Reports of Independent Auditors have been added at the end of this document.

UNICHARM CORPORATION

TABLE OF CONTENTS

48th Fiscal Year: Financial Statement Report

[COVER PAGE]

[Document Submitted]	Financial Statement Report
[Legal Basis]	Article 24, Paragraph 1 of the Financial Instruments and Exchange Law
[Submitted to]	Director General, Kanto Region Finance Bureau
[Date Submitted]	June 26, 2008
[Fiscal Year]	48th Fiscal Year (April 1, 2007 through March 31, 2008)
[Corporate Name]	Unicharm Kabushiki Kaisha
[Corporate Name in English]	Unicharm Corporation
[Name and Title of Head Corporate Representative]	Takahisa Takahara, President and Chief Executive Officer
[Location of Head Office]	182 Shimobun, Kinsei-cho, Shikoku-Chuo City, Ehime-ken (This is the registered domicile of the Company. Actual head office operations are being conducted at the following location: Sumitomo Fudosan Mita Twin Building West Wing 3-5-27 Mita, Minato-ku, Tokyo)
[Telephone Number]	+81-3-3451-5111 (main switchboard)
[Name of Contact Person]	Atsushi Iwata, Executive Officer, General Manager of Accounting Division
[Nearest Location of Contact]	Sumitomo Fudosan Mita Twin Building West Wing 3-5-27 Mita, Minato-ku, Tokyo
[Telephone Number]	+81-3-3451-5111 (main switchboard)
[Name of Contact Person]	Atsushi Iwata, Executive Officer, General Manager of Accounting Division
[Locations at which Document is Made Available for Public Inspection]	Unicharm Corporation Head Office (Tokyo Branch) (Sumitomo Fudosan Mita Twin Building West Wing 3-5-27 Mita, Minato-ku, Tokyo) Unicharm Corporation Osaka Branch (Central Shin-Osaka Building 4-5-36 Miyahara, Yodogawa-ku, Osaka) Tokyo Stock Exchange (2-1 Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)

Part 1 [Corporate Information]

Section 1 [General Status of the Company]

1. [Trends in Key Business Indicators, etc.]

(1) Consolidated Business Indicators, etc.

Period	44th Fiscal Year	45th Fiscal Year	46th Fiscal Year	47th Fiscal Year	48th Fiscal Year
Closing Date	March 2004	March 2005	March 2006	March 2007	March 2008
Net Sales (Millions of Yen)	240,109	246,050	270,380	301,880	336,864
Ordinary Income (Millions of Yen)	31,120	27,978	28,781	30,071	32,327
Net Income (Millions of Yen)	16,239	16,381	15,287	15,058	16,683
Shareholders' Equity (Millions of Yen)	123,708	137,696	151,182	177,049	179,170
Total Assets (Millions of Yen)	209,002	215,365	250,355	268,763	275,435
Shareholders' Equity per Share (Yen)	1,858.63	2,069.30	2,309.59	2,501.60	2,545.79
Net Income per Share (Yen)	240.26	244.25	229.34	232.31	259.39
Net Income per Share after Adjustment of Stock Equivalents (Yen)	-	242.69	229.00	232.17	259.31
Equity Ratio (%)	59.2	63.9	60.4	60.0	58.9
Return on Equity (%)	13.7	12.5	10.6	9.6	10.3
Price Earnings Ratio (times)	20.7	19.7	25.2	32.1	28.1
Cash Flows from Operating Activities (Millions of Yen)	36,915	20,607	36,888	28,357	45,308
Cash Flows from Investing Activities (Millions of Yen)	(25,836)	(8,437)	(20,251)	(20,328)	(10,091)
Cash Flows from Financing Activities (Millions of Yen)	(7,933)	(207)	(6,217)	(10,795)	(12,585)
Balance of Cash and Cash Equivalents as of the End of Period (Millions of Yen)	44,434	56,359	67,649	65,449	87,317
Number of Employees [and Average Number of Temporary Employees]	5,057 [1,706]	5,234 [2,003]	6,030 [2,187]	6,265 [2,415]	6,461 [2,170]

(Notes)

1. Consumption Taxes, etc. are not included in net sales figures.
2. Effective from the 47th fiscal year (ended March 2007), the Company applies the "Accounting Standard for Presentation of Net Assets on Balance Sheet" (ASBJ Standard No. 5, issued on December 9, 2005 by Accounting Standards Board of Japan) and the "Implementation Guidance on Accounting Standards for Presentation of Net Assets on Balance Sheet (ASBJ Guidance No.8, issued on December 9, 2005 by Accounting Standards Board of Japan).
3. Figures for net income per share after adjustment of stock equivalents are not recorded for the 44th fiscal year (ended March 2004) because there were no residual shares with a dilutive effect.
4. Numbers include only the employees in active service at the time.

(2) Non-Consolidated Business Indicators, etc.

Period		44th Fiscal Year	45th Fiscal Year	46th Fiscal Year	47th Fiscal Year	48th Fiscal Year
Closing date		March 2004	March 2005	March 2006	March 2007	March 2008
Net Sales	(Millions of Yen)	165,508	165,132	165,125	171,663	174,231
Ordinary Income	(Millions of Yen)	18,645	14,775	16,420	20,232	17,282
Net Income	(Millions of Yen)	11,658	9,434	10,920	15,037	11,378
Capital	(Millions of Yen)	15,992	15,992	15,992	15,992	15,992
Aggregate Number of Shares Issued and Outstanding	(Shares)	68,981,591	68,981,591	68,981,591	68,981,591	68,981,591
Shareholders' Equity	(Millions of Yen)	101,617	108,805	114,975	122,091	120,520
Total Assets	(Millions of Yen)	141,135	139,884	150,349	157,286	156,005
Shareholders' Equity per Share	(Yen)	1,526.95	1,635.50	1,756.87	1,895.08	1,891.01
Dividend per share	(Yen)	28	30	32	44	46
[the interim dividend is shown in parentheses]	(Yen)	(14)	(15)	(16)	(22)	(23)
Net Income per Share	(Yen)	172.46	140.57	164.08	231.98	176.91
Net Income per Share after Adjustment of Stock Equivalents	(Yen)	-	-	-	-	-
Equity Ratio	(%)	72.0	77.8	76.5	77.6	77.3
Return on Equity	(%)	11.9	9.0	9.8	12.7	9.4
Price Earnings Ratio	(times)	28.9	34.2	35.2	32.2	41.2
Dividend payout ratio	(%)	16.2	21.3	19.5	19.0	26.0
Number of Employees		987	1,007	1,004	1,007	967
[and Average Number of Temporary Employees]		[237]	[251]	[316]	[286]	[294]

(Notes)

1. Consumption Taxes, etc. are not included in net sales figures.
2. Effective from the 47th fiscal year (ended March 2007), the Company applies the "Accounting Standard for Presentation of Net Assets on Balance Sheet" (ASBJ Standard No. 5, issued on December 9, 2005 by Accounting Standards Board of Japan) and the "Implementation Guidance on Accounting Standards for Presentation of Net Assets on Balance Sheet (ASBJ Guidance No.8, issued on December 9, 2005 by Accounting Standards Board of Japan).
3. Figures for net income per share after adjustment of stock equivalents are not recorded for the 44th fiscal year (ended March 2004) because there were no residual shares with a dilutive effect.
4. Numbers include only the employees in active service at the time.

2. [Corporate history]

February 1961	Keiichiro Takahara, the incumbent director and Chairman of the Company, founded Taisei Chemicals Co. and started manufacturing and sales of building materials.
August 1963	Started manufacturing and sale of feminine napkins.
March 1974	Transferred the manufacturing operation of feminine napkins to the consolidated subsidiary Charm Corp. (former corporate name: Charm Kinsei Corporation).
September 1974	In order to change the par value of shares, merged the companies with Unicharm Corporation (former corporate name: Okada Sangyo Co., Ltd.; established in April 1941) as the surviving company.
August 1976	Listed on the second section of the Tokyo Stock Exchange
August 1981	Started sale of paper diapers for babies.
September 1983	Transferred the business of manufacturing and sale of building materials to the consolidated subsidiary Uni Heartous Corporation (former corporate name: Uni Taisei Co., Ltd.)
October 1984	Established a consolidated subsidiary United Charm Co., Ltd. in Taiwan.
December 1984	Introduced an interim dividend system.
March 1985	Designatedted on the first section of the Tokyo Stock Exchange.
July 1987	Established a consolidated subsidiary Uni-Charm (Thailand) Co., Ltd.
June 1993	Established a consolidated subsidiary Unicharm East Japan Co.
November 1993	Established a consolidated subsidiary Uni.Charm Molnlycke B.V.
October 1994	Established a consolidated subsidiary Uni-Charm Co., Ltd. (former corporate name: SsangYong Uni-Charm Co., Ltd.).
December 1995	Established a consolidated subsidiary Shanghai Uni-Charm Co., Ltd.
April 1996	Merged with Unitec Corp.
June 1997	Established a consolidated subsidiary PT Uni-Charm Indonesia.
October 1998	Transferred the pet business to the consolidated subsidiary Unicharm PetCare Corporation (former corporate name: Uni Heartous Corporation).
May 1999	Established a consolidated subsidiary Unicharm Central Japan Co. Established a consolidated subsidiary Unicharm Material Co., Ltd.
October 1999	Transferred the operations of the central Japan production division to the consolidated subsidiary Unicharm Central Japan Co. Transferred the operations of the material production division to the consolidated subsidiary Unicharm Material Co., Ltd.
November 2001	Established the consolidated subsidiary Uni-Charm Consumer Products (China) Co., Ltd.
January 2002	Merged Unicharm Central Japan Co. and Unicharm East Japan Co. with the consolidated subsidiary Unicharm Products Co., Ltd. (former corporate name: Charm Corp.)
February 2002	Established a consolidated subsidiary Uni-Charm Consumer Products (Shanghai) Co., Ltd.
October 2004	Unicharm PetCare Corporation listed on the second section of the Tokyo Stock Exchange.
August 2005	Acquired additional shares of the affiliate Unicharm Mölnlycke Co., Ltd. and made it a wholly-owned subsidiary.
September 2005	Listed the consolidated subsidiary Unicharm PetCare Corporation on the first section of Tokyo Stock Exchange.
December 2005	Acquired Unicharm Gulf Hygienic Industries Ltd. and made it a consolidated subsidiary.
February 2006	Started a joint venture in South Korea with LG Household & Health Care Ltd., as the consolidated subsidiary LG UniCharm Co., Ltd. (former corporate name: Uni-Charm Co., Ltd.)
May 2006	Consolidated subsidiary Unicharm Products Co., Ltd. acquired the shares of Mieux Products Co., Ltd. and made it a consolidated subsidiary.
February 2007	Established a consolidated subsidiary UNI-CHARM (VIETNAM) Co., Ltd.

3. [Business Contents]

The Company's corporate group consists of Unicharm Corporation (the Company), 24 consolidated subsidiaries and two affiliates, and mainly manufactures and sells baby care products, feminine care products and pet care products.

The positioning of the Company's corporate group relative to these businesses and its relationships to segments by business type are as follows:

Domestic Business

Personal Care Business

Baby care products:

The Company sells paper diapers for babies that are manufactured by the consolidated subsidiary Unicharm Products Co., Ltd., to its distribution agencies across the country. The Company purchases some of the raw materials from its consolidated subsidiaries Kokko Paper Manufacturing Co., Ltd. and Unicharm Material Co., Ltd.

Feminine care products:

The Company sells sanitary products that are manufactured by the consolidated subsidiary Unicharm Products Co., Ltd., to its distribution agencies across the country. The Company purchases some of the raw materials from its consolidated subsidiaries Kokko Paper Manufacturing Co., Ltd. and Unicharm Material Co., Ltd., and purchases some of the products from its consolidated subsidiary Mieux Products Co., Ltd.

Other products:

The Company sells incontinence products for adults and cosmetic powder-puffs, manufactured by its consolidated subsidiary Unicharm Products Co., Ltd., to its distribution agencies across the country. The consolidated subsidiary Uni Care Corporation is mainly engaged in processing and selling the Company's products . The consolidated subsidiary Cosmotec Corporation primarily prints, processes and sells photogravures. The consolidated subsidiary Uni.Charm Mölnlycke K.K. is primarily engaged in selling incontinence products for adults.

Pet Care Business

The consolidated subsidiary Unicharm PetCare Corporation produces and sells pet food and pet toiletries.

Other Businesses

The Company sells food-wrapping materials and medical and sanitary products.

The consolidated subsidiary Uni Finance Corporation is engaged in the finance business.

Overseas businesses

Personal Care Business

The consolidated subsidiary LG UniCharm Co., Ltd. manufactures and sells baby care products and feminine care products.

The consolidated subsidiary United Charm Co., Ltd. manufactures and sells baby care products and feminine care products.

The consolidated subsidiary Shanghai Uni-Charm Co., Ltd. produces and sells feminine care products.

The consolidated subsidiary Uni-Charm Consumer Products (China) Co., Ltd. manufactures and sells baby care products.

The consolidated subsidiary Uni-Charm (Thailand) Co., Ltd. manufactures and sells baby care products and feminine care products.

The consolidated subsidiary Uni-Charm Corporation Sdn. Bhd. sells baby care products and feminine care products.

The consolidated subsidiary PT Uni-Charm Indonesia sells baby care products and produces and sells feminine care products.

The consolidated subsidiary Uni.Charm Mölnlycke B.V. is a holding company.

The consolidated subsidiary Uni.Charm Mölnlycke Baby B.V. manufactures baby care products.

The consolidated subsidiary Uni.Charm Mölnlycke Incontinence B.V. manufactures incontinence products for adults.

The consolidated subsidiary Unicharm Gulf Hygienic Industries Ltd. manufactures and sells baby care products and feminine care products, etc.

The consolidated subsidiary UNI-CHARM (VIETNAM) Co., Ltd. manufactures and sells feminine care products.

The following is a diagram of the main businesses:



Other Business
Personal Care Business
Pet Care Business
Products
Products
Products
Products
Services
Uni-Charm Corporation
Uni-Charm Material Co., Ltd.
Kokko Paper Mfg. Co., Ltd./ Cosmotec Corporation
Raw materials
Uni-Charm Products Co., Ltd.
Products
Uni. Charm Mölnlycke B.V.etc.
Products
Products
Uni-Charm Mölnlycke K.K.
Products
Products
Products
Products
Mieux Products Co., Ltd
United Charm Co., Ltd.
Uni-Charm (Thailand) Co.,Ltd.
LG Uni Charm Co., Ltd.
PT Uni-Charm Indonesia
Products
Products
Uni-Charm Corporation Sdn. Bhd.
Products
Products
Products
Unicharm Gulf Hygienic Industries Ltd.
Products
Products
Shanghai Uni-Charm Co., Ltd./ Uni-Charm Consumer
Products
Uni-Charm Consumer Product and Living (Shanghai) Co., Ltd.
Products
Products
Uni-Charm PetCare Corporation
Products
Raw materials/Products
Domestic and Oversea client

4. [Affiliates]

Company name	Address	Capitalization or contribution to capital (millions of yen)	Description of principal business (Note 1)	Voting rights or ownership (%)	Details of affiliation
(Consolidated subsidiaries)					
Unicharm Products Co., Ltd. (Note 2)	Shikoku Chuo-city, Ehime	2,605	Personal Care Business Other Business	100.0	Sells products to group companies Number of concurrent directors: 7 Leasing of facilities: yes
Unicharm Material Co., Ltd.	Shikoku Chuo-city, Ehime	10	Personal Care Business Other Business	100.0	Sells products to group companies Number of concurrent directors: 3 Leasing of facilities: yes
Kokko Paper Mfg. Co., Ltd.	Shikoku Chuo-city, Ehime	30	Personal Care Business Other Business	100.0	Sells products to group companies Number of concurrent directors: 3 Financial assistance: yes Leasing of facilities: yes
Cosmotec Corporation	Zentsuji-city, Kagawa	30	Personal Care Business Other Business	100.0	Sells products to group companies Number of concurrent directors: 2 Leasing of facilities: yes
Unicharm PetCare Corporation (Note 2, 3, 4, 5)	Minato-ku, Tokyo	2,371	Pet Care Business	38.7	Number of concurrent director: None Leasing of facilities: yes
LG UniCharm Co., Ltd. (Note 2)	Gumi, Korea	(millions of Korean Won) 30,000	Personal Care Business	51.0	Sells products to group companies Number of concurrent directors: None
United Charm Co., Ltd. (Note 2)	Taipei, Taiwan	(thousands of Taiwan Dollars) 588,800	Personal Care Business	52.6	Sells products to group companies Number of concurrent directors: 2
Shanghai Uni-Charm Co., Ltd. (Note 2)	Shanghai, China	(thousands of U.S. Dollars) 18,964	Personal Care Business	75.0	Sells products to group companies Number of concurrent directors: 3
Uni-Charm Consumer Products (China) Co., Ltd.	Shanghai, China	(thousands of U.S. Dollars) 70,200	Personal Care Business	98.2	Sells products to group companies Number of concurrent directors: 2
Uni-Charm Consumer Product and Living (Shanghai) Co., Ltd. (Note 2)	Shanghai, China	(thousands of U.S. Dollars) 7,643	Personal Care Business	100.0	Sells products to group companies Number of concurrent director: 1
Uni-Charm (Thailand) Co., Ltd. (Note 2)	Bangpakong, Thailand	(thousands of Thai Baht) 718,843	Personal Care Business	94.2	Sells products to group companies Number of concurrent director: 1 Leasing of facilities: yes
PT Uni-Charm Indonesia	Jakarta, Indonesia	(millions of Indonesian Rupiah) 27,466	Personal Care Business	74.0	Sells products to group companies Number of concurrent directors: 2 Financial assistance: yes
Uni.Charm Mölnlycke B.V.	Hoogezand, Groningen, Nederland	(thousands of Euro) 8,168	Personal Care Business	60.0	Number of concurrent directors: 3
Unicharm Mölnlycke K.K.	Minato-ku, Tokyo	150	Personal Care Business	51.0	Number of concurrent directors: None
Unicharm Gulf Hygienic Industries Ltd. (Note 2)	Riyadh, the Kingdom of Saudi Arabia	(thousands of SAR) 94,000	Personal Care Business	51.0	Number of concurrent director: 1 Financial assistance: yes
Other 9 companies	-	-	-	-	-
(equity method companies)					
The Fun Co., Ltd.	Sakai-city, Osaka	200	Storage and processing treatment of data	25.0	
Other 1 company	-	-	-	-	-

(Notes)

1. The name of the business segment is provided in the column of Description of Principal Business.
2. The company is a specified subsidiary (*tokutei kogaisha*).
3. The company submits financial statement reports.

4. Although sales (excluding those among consolidated companies) of the Company represent more than 10% of total consolidated sales, there is no entry containing the main information about the sales, such as profit and loss information, because the Company submits financial statement reports.
5. Although the ownership ratio of the Company is less than 50 percent, this company is listed as a subsidiary because it is effectively controlled by the Company.

5. [Personnel]

(1) Number of Employees (Consolidated)

As of March 31, 2008

Name of Business Segment	Number of Employees
Personal Care	5,976 (1,964)
Pet Care	233 (114)
Others	159 (84)
Company-wide	93 (8)
Total	6,461 (2,170)

(Notes)

1. Numbers include only the employees in active service at the time.
2. Figures in brackets denote the average number of temporary employees during the fiscal year under review.
3. Figures in brackets include contract and part-time employees.

(2) Number of Employees (non-consolidated)

As of March 31, 2008

Number of employees	Average age	Average length of service (years)	Average annual salary (thousands of yen)
967 (294)	39.6	14.7	7,874

(Notes)

1. Numbers include only the employees in active service at the time.
2. The figure for average annual salary includes bonuses and extra remunerations.
3. Figures in brackets in the column of number of employees are the average number of temporary employees during the fiscal year under review.

(3) Labor Union

The Company's Labor Union, which adopts a union shop system, is a member of the Japanese Federation of Textile, Garment, Chemical, Mercantile, and Allied Industry Workers' Unions as Unicharm Union.

The Labor Union of the consolidated subsidiary Unicharm Products Co., Ltd. belongs to the Japanese Federation of Textile, Garment, Chemical, Mercantile, and Allied Industry Workers' Unions as Unicharm Products Labor Union, and adopts a union shop system.

The Labor Union of the consolidated subsidiary Unicharm Material Co., Ltd. is a member of the Japanese Federation of Textile, Garment, Chemical, Mercantile, and Allied Industry Workers' Unions as Unicharm Products Labor Union Shikoku Branch and adopts a union shop system.

The Labor Union of the consolidated subsidiary Kokko Paper Manufacturing Co., Ltd. belongs to the National Federation of Pulp and Paper Workers' Unions as National Federation of Pulp and Paper Workers' Unions Ehime Region Labor Union Kokko Branch and adopts a union shop system.

The Labor Union of Unicharm PetCare Corporation belongs to Unicharm Union as Unicharm PetCare Union and adopts a union shop system.

Management-labor relations during the fiscal year remained positive for all the above companies, and there are no matters to record.

Section 2 [State of Business]

1. [Summary of Business Results, etc.]

(1) Business Results

Summary of Overall Business Results

	Previous Consolidated Fiscal Year (Millions of Yen)	Consolidated Fiscal Year under Review (Millions of Yen)	Amount of Increase/Decrease (Millions of Yen)	Percentage of Increase/Decrease (%)
Net Sales	301,880	336,864	34,984	11.6
Operating Income	29,929	33,731	3,801	12.7
Ordinary Income	30,071	32,327	2,256	7.5
Net Income	15,058	16,683	1,624	10.8
Net Income per Share (Yen)	232.31	259.39	27.08	11.7

Business Results by Region (Millions of Yen)

	Net Sales (Note)			Operating Income		
	Previous Consolidated Fiscal Year	Consolidated Fiscal Year under Review	Amount of Increase/ Decrease	Previous Consolidated Fiscal Year	Consolidated Fiscal Year under Review	Amount of Increase/ Decrease
Japan	206,891	217,474	10,582	23,801	24,023	221
Asia	56,644	72,421	15,777	5,060	8,497	3,437
Other	38,343	46,967	8,624	965	1,206	240

(Note) Net Sales represent those to external customers.

Consolidated net sales for the fiscal year under review increased, reaching a record high of ¥336,864 million, up 11.6% YOY. Operating income amounted to ¥33,731 million (up 12.7% YOY) and ordinary income reached ¥32,327 million (up 7.5% YOY), while net income increased to ¥16,683 million (up 10.8% YOY). Consequently, net income per share increased by ¥27.08 from the previous year to ¥259.39.

Summary of Business Results by Category

1) Personal Care Business

	Previous Consolidated Fiscal Year (Millions of Yen)	Consolidated Fiscal Year under Review (Millions of Yen)	Amount of Increase/Decrease (Millions of Yen)	Percentage of Increase/Decrease (%)
Net Sales	256,872	285,325	28,453	11.1
Operating Income	24,694	27,574	2,880	11.7

(Note) Net Sales represent those to external customers.

Consolidated net sales from our personal care business for the fiscal year under review amounted to ¥285,325 million, up 11.1% from the previous corresponding period. Operating income increased to ¥27,574 million, up 11.7% or ¥2,880 million from the previous corresponding period.

- Baby Care Business

In the domestic market, as a leading enterprise the Company is endeavoring to revitalize the market and recover its earnings, as it did in the previous fiscal year. While striving to foster ***Moony Man Sarara Magic***, a pants-type diaper, Unicharm created new opportunities for use, by releasing ***Moony Man Ase Sukkiri*** for the demand season in summer and ***Moony Man Super Big*** (for babies and children weighing from 18kg to 35kg), a paper diaper of a new size, in September. In March Unicharm released ***Moony Man Slim Pants***, using an absorber with half the thickness of existing absorbers, to achieve portability and environmental friendliness. With regard to ***Mamy Poko Pants*** and tape-type diaper ***Mamy Poko***, whose price was raised in spring 2008, Unicharm revitalized the market by marketing products adopting a new design for a limited period and strived to raise profitability while expanding its sales and market share.

In the overseas markets, Unicharm implemented proactive sales and marketing activities to drive market penetration of tape-type paper baby diaper ***Mamy Poko*** and pants-type paper baby diaper ***Mamy Poko Pants*** in growth markets, centering on Asia. As a result, the Company successfully expanded sales mainly in such principal countries as China, Thailand and Indonesia, with progress in improvement of profitability. Especially in Indonesia, Unicharm released the first reasonably priced pants-type diapers ***Mamy Poko Pants Standar*** in December in a bid to popularize and expand baby paper diapers in the country. In the Middle East and North Africa, the Company expanded sales of baby paper diapers in the premium line paper baby diaper brand of ***Moony*** and the reasonably priced brand of ***Babyjoy*** by boosting its supply capacity through expansion of equipment at Unicharm Gulf Hygienic Industries Ltd., its subsidiary in Saudi Arabia (hereinafter referred to as "UGHI").

Consequently, consolidated net sales in the baby and child care business for the fiscal year under review increased to ¥135,976 million, up ¥12,631 million from the previous year.

- Feminine Care Business

As the sole manufacturer with a full line of sanitary products in Japan, Unicharm has continued to focus on the development and improvement of products providing relief and comfort, revitalizing the market, based on its business philosophy of "creating comfort and freedom for women through science."

In the category of sanitary napkins, the Company released ***Sofy Hadaomoi***, a sanitary napkin for sensitive skin prone to irritation, which uses an FCL sheet, a newly developed surface material different from conventional non-woven or mesh-type surface material. With the adoption of this surface material, Unicharm was able to reduce the amount of menstrual blood sticking to the skin to one-tenth (of the amount in the existing products of the Company). The Company endeavored to foster and enhance the high value-added growth segment in the mature market by focusing on sales of ***Sofy Body Fit Fuwa Pita Slim*** in the slim-type category and ***Sofy Super-Sound Sleep*** for night-time use. A renovated ***Sofy Super-Sound Sleep***, launched in March, uses an airbag to prevent displacement, the first reform of the side gather structure in 15 years. It is a product to drastically resolve leakage caused by displacement. On the other hand, in the fully reformed ***Center-In*** brand, Unicharm proposed a new value for women who attach importance to feeling, centering on the ***Compact*** series, ***Fuwa Fuwa Touch*** and ***Sara Sara Touch***, and also strived to win wide brand recognition for ***Center-In*** by launching television commercials to emphasize the attractiveness of ***Center-In*** to consumers.

Turning to the overseas markets, Unicharm strived to accelerate the expansion of the market and increase market penetration of the ***Sofy*** and ***Charm*** brands by developing proactive sales and marketing initiatives mainly targeting high-value added night-use napkins in principle Asian countries and regions. As a result, Unicharm expanded its market share by achieving sales growth higher than the growth of the market in Asia as a whole. The Company started production of sanitary products in a plant newly established in Vietnam, making full-scale inroads into the Vietnamese sanitary product market. Furthermore, in the Middle East and North Africa, Unicharm began production of sanitary napkins at UGHI, and endeavored to reinforce market penetration of the ***Sofy*** brand by airing TV commercials. In South Korea, Unicharm expanded sales and the market share rapidly by proactively airing TV commercials.

Consequently, consolidated net sales in the feminine care business for the fiscal year under review increased by ¥6,951 million to ¥72,374 million compared with the previous year.

- Health Care Business

Unicharm, guided by its business philosophy, "Pursue the Joy of Life," focused on development and improvement of its ***Lifree*** brand in Japan embracing the slogan: "Bedridden neither in Mind nor Body."

As the light incontinence care product market in Japan is projected to grow further owing to the aging baby boomer generation in Japan, Unicharm released ***Lifree Kyusui Shitagi Slim Wear***, an incontinence care product for the healthy elderly, and ***Lifree Men's Guard Slim***, a bag exclusively for incontinence care for men, to endeavor to create a category of water-absorbing underwear. With the launch of ***Lifree Long-hours Relief Pads***, which takes care of four times the amount of urination, the Company strived to expand the market by promoting an original proposal to realize the same excretion care at home as that in nursing-car facilities.

Unicharm focused on sales enhancement of the ***Unicharm Cho-Rittai Mask*** series by suggesting a measure to guard against colds by wearing masks. In January, the Company additionally launched ***Unicharm Cho-Rittai Mask for Kids*** for children based on its wish to use masks to protect children from viruses.

In the category of business-use products, Unicharm focused on acquiring new customers and further cultivating existing customers by proposing original incontinence care models.

In the overseas markets, Unicharm accelerated the development of the ***Lifree*** brand in Taiwan and Thailand and steadily raised its position in the markets in those countries. In addition, the Company successfully increased sales of pants-type paper diapers in other regions, mainly in Europe.

- Clean & Fresh Business

In the clean & fresh business, in which Unicharm strives to provide household cleanliness, relief and freshness to its customers via products developed with its core technologies in non-woven fabric and absorbent materials, the Company enhanced sales by focusing on the three brands of ***Wave, Silcot Wet Tissues*** and ***Silcot***.

For the ***Wave*** sheet cleaner, a product aimed at introducing new cleaning practices, the Company added ***Wave Handy Wiper–Extensible Type*** and ***Wave Rittai Floor Wiper***, incorporating a three-dimensional sheet structure to capture even such large particles such as crumbs and grains of sand, to acquire new users and increase the number of repeat users. For the Antibacterial series from the ***Silcot Wet Tissues*** brand, Unicharm launched ***Silcot Wet Tissue–Alcohol Antibacterial Wet Towel***, in which concentrated alcohol is mixed to powerfully eliminate bacteria, in response to growing awareness about hygiene. The Company enhanced the function of the new product by mixing an antibacterial component derived from green tea.

In the overseas market, the Company has licensed to Procter and Gamble Co. the sheet technology of the ***Wave*** sheet cleaner. ***Swiffer Dusters***, a product produced using this technology, have been sold in North America and Europe, which significantly contributed to the royalty revenues of the Company.

2) Pet Care Business

	Previous Consolidated Fiscal Year (Millions of Yen)	Consolidated Fiscal Year under Review (Millions of Yen)	Amount of Increase/Decrease (Millions of Yen)	Percentage of Increase/Decrease (%)
Net Sales	34,105	40,224	6,118	17.9
Operating Income	3,975	5,138	1,163	29.3

(Note) Net Sales represent those to external customers.

With the birthrate falling further and the population aging more rapidly, very great hopes are pinned on the pet care market. Therefore, based on the corporate philosophy of "Comfortable Pet Life through Health and Cleanliness," Unicharm continuously strived to develop products that meet the needs of consumers and cultivate markets. In addition, it continued to enhance its lineup of products that relate to the four major domestic pet-keeping trends: indoor pet-keeping, smaller pet size, older pets, and overweight pets.

In the pet food category, Unicharm focused on enhancement and sales promotion of category products that are being differentiated from other products, whose needs are growing because of the advance in the four major trends such as indoor pet-keeping and older pets. To that end, the Company launched ***Geins Pakkun--Chicken White Meat***, which uses white meat of chicken that is low-fat but tasty, from the semi-raw type ***Geins Pakkun*** series for dogs, and added ***Gin no Spoon Pouch***, a pouch-type product, to the existing canned products, in the wet cat food category.

In the pet toiletries category, Unicharm has sought to more effectively market an improved lineup of products that cater to the ever-increasing needs of indoor pet-keeping. For instance, the Company released ***Dry Pet Sheet ZERO--One***, a sheet for disposing of pet urine with very great absorbing capability and quick drying capability, which instantly absorbs waste three times faster than the existing sheet of the Company.

Consequently, consolidated net sales in the pet care segment during the fiscal year under review increased 17.9% YOY to ¥40,224 million and operating income amounted to ¥5,138 million (up 29.3% YOY).

3) Other Businesses

	Previous Consolidated Fiscal Year (Millions of Yen)	Consolidated Fiscal Year under Review (Millions of Yen)	Amount of Increase/Decrease (Millions of Yen)	Percentage of Increase/Decrease (%)
Net Sales	10,902	11,314	412	3.8
Operating Income	1,152	905	(246)	(21.4)

(Note) Net Sales represent those to external customers.

Consolidated net sales in other business segments for the fiscal year under review amounted to ¥11,314 million (up 3.8% YOY), and operating income amounted to ¥905 million (down 21.4% YOY).

In the food-wrapping materials business catering to supermarkets and other foods-related outlets, sales expanded favorably for ***Fresh Master*** tray mats and ***Wave*** professional-quality sheet, both developed by utilizing the Company's technologies in nonwoven fabric and absorbent materials.

(2) State of Cash Flows (Millions of Yen)

	Previous Consolidated Fiscal Year	Consolidated Fiscal Year under Review	Amount of Increase/Decrease
Cash Flows from Operating Activities	28,357	45,308	(16,951)
Cash Flows from Investing Activities	(20,328)	(10,091)	10,237
Cash Flows from Financing Activities	(10,795)	(12,585)	(1,789)
Cash and Cash Equivalents at the end of the Fiscal Year	65,449	87,317	21,868

Cash flows from operating activities increased ¥45,308 million, mainly as a result of ¥31,893 million in net income before income taxes and other adjustments and ¥15,022 million in depreciation expenses.

Cash flows from investing activities decreased ¥10,091 million. This was primarily due to expenditures of ¥17,049 million in acquisition of tangible fixed assets.

Cash flows from financing activities decreased ¥12,585 million, primarily because of a decrease in short-term bank loans by ¥3,774 million, expenditure on acquisition of treasury stocks of ¥5,009 million and dividends paid of ¥2,903 million.

As a result, the outstanding balance of cash and cash equivalents at the end of the fiscal year under review amounted to ¥87,317 million, up ¥21,868 million from the previous year end.

2. [Production, Orders (Received) and Sales]

(1) Production Results

Business Segment	Consolidated Fiscal Year under Review (April 1, 2007 – March 31, 2008)	
	Amount (Millions of Yen)	YOY Change (%)
Personal Care	283,287	7.6
Pet Care	40,019	16.1
Others	11,169	1.2
Total	334,476	8.3

(Notes) 1. The foregoing amounts are expressed in sales prices.
2. The foregoing amounts do not include Consumption Tax, etc.

(2) Orders (Received)

The Company does not produce its products on a job-order basis, and there are no matters to record.

(3) Sales Results

Business Segment	Consolidated Fiscal Year under Review (April 1, 2007 – March 31, 2008)	
	Amount (Millions of Yen)	YOY Change (%)
Personal Care		
Baby care products	135,976	10.2
Feminine care products	72,374	10.6
Others	76,974	13.0
Sub Total	285,325	11.1
Pet Care	40,224	17.9
Others	11,314	3.8
Total	336,864	11.6

(Notes) 1. Sales by major wholesale distributor and ratio of net sales.

Wholesale distributor	Previous Consolidated Fiscal Year		Consolidated Fiscal Year under Review	
	Sales (Millions of yen)	Ratio of net sales (%)	Sales (Millions of yen)	Ratio of net sales (%)
ARATA Co., Ltd.	42,805	15.8	44,289	13.1

2. The foregoing amounts do not include Consumption Tax, etc.

3. **[Issues Facing the Group]**

Despite the adverse environment characterized by a prolonged slowdown in domestic consumption and intensified global competition, the Unicharm Group (the Company and its consolidated subsidiaries) promoted corporate reforms mainly focused on revitalizing the domestic market and expanding the overseas business, mainly in Asia, at a faster speed than that of market growth during the consolidated fiscal year under review. As a result, in the face of increasingly fierce competition in the domestic market and the effects of soaring material costs, the Company was able to achieve record-setting net sales, operating income, ordinary income and net income. The Company will strive to focus its efforts on improving added value through continuous product improvement, as well as strongly promoting cost reduction and efficiency of expenses in all businesses. In the overseas businesses, centering on Asia, the Company will further promote development of business areas and expansion of the product lineup to meet consumer needs in order to establish a position as a category leader in growth markets, with the goal of improving earnings.

4. **[Business Risks]**

The operating results of the Unicharm Group (the Company and its consolidated subsidiaries, hereafter, referred to as the Company under this heading) may be influenced significantly by various factors which may occur in the future. Described below are the main items that may become risk factors for the Company's business development. Note that the items pertaining to the future that are described below reflect our judgment as of the end of the consolidated fiscal year under review.

(1) A sales environment with severe competition

Our core products have faced further severe competition in Japan as well as overseas in terms of both price and product lineup.

Given the nature of consumer products, the Company's core products are constantly exposed to strong price competition and its competitors are launching new products one after another.

Such a marketing environment is significantly influenced by the Company's corporate efforts such as marketing strategies as well as the responses of competitors. In the Company's target markets, the competition will be further intensified in the future, leaving the possibility that these factors may affect the Company's operating results.

(2) Changes in the demographic composition of Japan

In Japan, there has been rapid declining birthrate and an aging society, and the ratios of infants and women experiencing menstrual activities are decreasing in the demographic composition. As a result, demand for baby care products and sanitary products, which are at the core of the

Company's business, may decrease in Japan, and these factors could potentially affect its operating results.

(3) Risk of overseas businesses

The Company has manufacturing facilities in Thailand, Indonesia, Taiwan, South Korea, mainland China, the Netherlands and Saudi Arabia. Overseas business development entails risks such as changes in raw material costs and demand due to exchange rate fluctuations, regulations imposed by foreign governments and economic environmental changes. In addition, there is the possibility of social and economic instability in foreign countries. The Company's operating results may be influenced by these factors.

(4) Risk of changes in raw material costs

As a manufacturing company, the Company is exposed to a risk of changes in raw material costs. The Company purchases materials from many external suppliers. Raw materials such as wood pulp are procured from overseas suppliers and transactions with these suppliers are normally made in U.S. dollars. Although the Company endeavors to minimize the risk of exchange rate fluctuations through measures such as netting and exchange hedges, exchange rate fluctuations and market changes may cause the Company's raw material costs to rise, leading to the possibility that these factors may affect its operating results.

(5) Market evaluation about our product reliability

As a manufacturer and distributor of consumer products, the Company places special emphasis on quality and safety of products and evaluation of materials of products. In particular, complaints concerning product reliability and safety may lead to a sharp decline in sales and affect the Company's operating results adversely. Fortunately, since its foundation the Company has never experienced any major complaints where it has been sued for a large amount of money. However, the Company cannot guarantee that such an event will not occur in the future, and if it does occur, its operating results could be influenced.

(6) Protection of intellectual properties, such as patents and trademarks

The Company's intellectual properties may be infringed, which could cause great damage. On the other hand, it is possible that the Company may infringe intellectual properties of third parties without any awareness. If such an event occurs, the Company's operating results may be affected.

(7) Environmental issues

As a manufacturer, the Company is required to meet environmental standards both in Japan and abroad. These include standards on air pollution, carbon dioxide emissions, waste liquid emissions and the handling and processing of waste.

The Company believes that the current laws and regulations will not have an adverse influence on its earnings and financial positions, but future legal regulations may have an effect on its operating results.

(8) Acquisition, business tie-ups and the terminating and establishing businesses

The Company always endeavors to efficiently employ management resources that it owns and seek to maximize corporate value. In this process, the Company does not rule out the possibility of acquiring or investing in businesses, making business tie-ups with other companies, terminating or establishing businesses, or streamlining or spinning-off businesses. These measures may affect the Company's operating results or business framework in future business activities.

(9) Information leakage

The Company owns a lot of information that is produced internally, as well as personal information that is obtained based on the agreement of business partners, such as clients, through nondisclosure agreements. Given this, the Company have established action guidelines, rules and requirements concerning the information security environment, which the Company has been striving to relay to directors and employees so that such rules and requirements may be adopted. If any information leakage occurs, the Company will be held legally responsible for matters related to information management, leading to the loss of consumers' confidence in the Company. In this case, its operating results may be affected.

5. **[Important Business Contracts/Alliances, etc.]**

There are no matters to record.

6. **[Research and Development Activities]**

Through its research and development activities conducted mainly at the technical center and engineering center located in Kannonji-city (Kagawa), the Unicharm Group has constantly upgraded its nonwoven fabric technology, special polymer-based absorbent technology and know-how on paper and pulp under the basic guiding principle of "Continuing to Create New Value through Technological Innovation" with the philosophy of "Becoming No. 1 by Continually Doing its Best." The Group faces the ongoing challenge of developing top-notch products in respective categories and reducing the lead time between product development and market introduction.

The research and development expenses for the entire Group amounted to ¥4,504 million (1.3% to consolidated net sales) during the fiscal year under review. The major achievements were as follows:

(1) Personal Care Business

In the category of baby care products, Unicharm strived to improve customer satisfaction by improving products in terms of product quality and function. For example, a super-slim absorber that realizes high absorbency even with a thickness half that of existing products was adopted in ***Moony Man***, a brand which is highly popular among consumers, in response to customers' demand for slim products, which is becoming evident, and an antibacterial pure sheet that is gentle to the skin was adopted in ***Moony Sara Sara Magic*** to meet growing needs for skin care.

In the category of pants exclusively for training to stop using diapers, which has great potential for market expansion, Unicharm improved customer satisfaction and expanded the market scale by releasing an improved ***Trepan Man***, which features an absorption amount twice that of existing products, to resolve anxiety about leakage of urine that has been a great cause of stress for parents and children who are training to stop using diapers.

In the large-size diaper market, which tends to expand because of a delay in ending the use of diapers, Unicharm launched ***Moony Man Super Big Size***, designed to be worn comfortably even by big children, by adopting gathers that are soft to the touch and that hardly leave any marks on the skin, a wide absorber capable of holding plenty of urine and a simple design like underwear. With this new product, the Company extended the range of sizes and reinforced its brand power.

In the overseas markets, we strived to enhance merchandise capability in the best (premium) market in the rapidly growing Chinese market by introducing ***Mommy Poko Antibacterial Layer Care***, with the newly developed thin-type soft absorber and W three-dimensional crotch gather, in the particularly rapidly growing Chinese market in order to precisely grasp consumer needs and reconcile comfort in use and basic functions at high levels. For ***Mommy Poko Shunkyu Kanso*** in the standard (middle) line, Unicharm succeeded in making the products slim for sizes for boys and girls in order to improve comfort in use. As a result, the Company reinforced its brand power through drastic renovation of all sizes of baby paper diapers in the best (premium) line and the standard (middle) line.

Furthermore, Unicharm developed a pants-type paper diaper, in which high performance is realized despite its low price, for every market in ASEAN and the Middle East. With the successful introduction of the newly developed diapers in Indonesia and Saudi Arabia, the Company established a footing for global development in the future.

In the feminine care product segment, Unicharm launched ***Sofy Hadaomoi*** in the sanitary napkin category, a next-generation napkin with funwari naminami sheet, a newly developed top sheet different from the conventional mesh-type and non-woven top sheets, as a type for sensitive skin prone to irritation. The new product has obtained favorable responses from many customers, since it controls the stimulation of menstrual flow itself and the stimulation of the napkin through functions realized by three innovations: reform of absorbency, which reduced the amount of menstrual blood remaining on the surface to 10% of that in the existing products (of the Company); reform of gentleness to the skin, which reduced area in contact with the skin by 50%; and reform of moisture discharge and absorption, which cut down on sweat remaining on the surface by boosting the amount of air permeation by 2.3 times and the amount of moisture absorption by 140%. This new product contributed to the creation of a new market in the skin care category.

In the night-time use sanitary napkin market, Unicharm improved customer satisfaction by improving the product function of the ***Super-Sound Sleep*** series, which has obtained overwhelmingly favorable responses from consumers. Specifically, the Company adopted a newly invented airbag to prevent slippage, the first reform of the side gather structure in 15 years, to the ***Super-Sound Sleep*** series to reduce side leakage caused by displacement of napkins when users turn over in bed.

From the ***Center-In*** brand, Unicharm additionally released ***Compact Fuwa Fuwa*** type, which is softer to the touch, and improved the package and individual packing of the compact series to satisfy needs of portability when users go out, enhancing the product lineup and reinforcing the brand power.

In the category of sanitary tampons, Unicharm improved customer satisfaction and enhanced the product lineup by launching ***Charm Soft Tampon Super Plus***, a high-absorbency product that realized absorbency 30% higher than ***Charm Soft Tampon Super*** by mixing in a new form of fiber, in response to the needs of customers who are worried about leakage because of a large amount of menstrual blood loss.

Meanwhile, in the growing panty liner market, Unicharm released ***Sofy Kiyora***, which has realized a dry touch in use by adopting an overall permeable back sheet and embossed three-dimensional sphere, to meet the demand of users for a clean and comfortable daily life. In the market of panty liners taking care of vaginal discharge and urine, which is rapidly growing at a rate of 275%, the Company launched ***Charm Nap Kyusui Sara Fit Panty Light***, which absorbs three times the amount of urine absorbed by regular panty liners thanks to the adoption of a high-absorbency sheet mixed with a dry polymer. These new products contributed to revitalizing the market.

In the health care business, Unicharm released ***Lifree Men's Guard Slim***, a triangular slim pad designed and developed exclusively for urine care for men, in the light incontinence care product category. This new product has obtained favorable responses from many customers for the easiness of changing ordinary underwear to water-absorbing underwear and comfort in use. The Company endeavored to improve comfortableness corresponding to the needs of customers, and reinforced the brand power by pushing forward with proposal for use of the new product and ***Slim Wear***, which is the first water-absorbing underwear with a slim absorber exclusively for incontinence care, using a flexible stretchy material and launched in the spring 2007, in accordance with how it is used in everyday life.

Unicharm improved customer satisfaction by improving products in terms of product quality and function to meet growing needs for skin care. For example, in the pants-type category, a newly improved super-soft material was adopted for ***Lifree Slim Light Pants, Lifree Slim Relief Pants, Lifree Rehabilitation Pants*** and ***Lifree Long-hours Relief Pants without Pads***, and in the pads category, a newly improved urine keep & catch double-layer absorber was adopted for ***Lifree Relief Pad Regular/Super for Women/Men***.

By providing a full lineup of ***Lifree*** brand products, Unicharm aims to improve overall quality of life (QOL) and is well-received by many customers.

From ***Unicharm Cho-Rittai Mask*** products, for which the Company leveraged its non-woven fabric technologies and secured the top market share, it released ***Cho-Rittai Mask for Kids***, a product that adopted a special form that fits the shapes of noses, ears and jaws special to children and has an embossed pattern with a lovely design. With this new product, Unicharm strived to improve comfort by responding to new needs of customers, enhancing its brand power.

In the clean & fresh business, Unicharm strives to provide household cleanliness, relief and freshness to its customers via products developed with its core technologies in non-woven fabric and absorbent materials.

In the seat cleaner category, Unicharm improved the soft feeling and easiness in attaching the three-dimensional sheet of ***Wave Handy Wiper***, which enjoys popularity among customers, and additionally released Extensible Type, which enables users to easily clean high places that could not reached by hand and the inner parts of openings. For the ***Wave Handy Wiper*** series, the Company released ***Wave Rittai Floor Wiper*** and ***Wave Rittai Catch Sheet***, a new floor line with a three-dimensional fiber that has different shapes according to the type of waste. The further enhancement of the product lineup helped further improve brand recognition and contributed to the market revitalization.

In the wet tissues product category, Unicharm renovated the quality and function of the ***Silcot Wet Tissues Relief Antibacterial (non-alcohol type)*** by newly including an antibacterial component derived from natural plants to the product, and released ***Silcot Wet Tissues Alcohol Antibacterial Wet Towel***, which can eliminate bacteria from fingers and places around dining tables. Through such efforts, the Company reinforced the product lineup, further revitalizing the market in accordance with the characteristics of segments.

In the personal care business, Unicharm proceeded to establish evidence of the safety and quality of products and strived to publicly announce the results of research through technological public relations activities, led by the Institute for Life Science, which scientifically analyses the actual way of living and comfort of consumers. For example, the Company conducted joint research with academic institutions, including the University of Tokyo, Kyoto University, Kobe University and Kansai Medical University: research on mother and child interaction when diapers are changed; research on fit of pants-type diapers for the elderly; demonstration of itchy effect of sanitary napkins through clinical tests; proof of reduction (one-fifth) of occurrence of influenza among children by wearing masks; and other research and proof.

As a result of ongoing development, the research and development costs for the personal care business during the consolidated fiscal year under review amounted to ¥4,072 million.

(2) Pet Care Business

Consolidated subsidiary Unicharm PetCare Corporation conducts basic research and product development for the pet care business based on the corporate philosophy of "Comfortable Pet Life through Health and Cleanliness." The Company works on the product development and basic research for pet food products at the plant in Itami City, Hyogo Prefecture, and for pet toiletries in Kannonji City, Kagawa Prefecture.

In the pet food category, Unicharm focused pet food product research and development on efforts to offer pets long, healthy lives by responding precisely to the nutritional needs of pets according to such individual characteristics such as age, build, and weight.

During the fiscal year under review, the Company developed and released ***Gin no Sara Calorie Control***, a dry dog food, and ***Gin no Spoon Calorie Control***, a dry cat food, both of which realized palatability while featuring low fat and low calorie, for pet owners who are worried about the obesity of their pets.

In pet toiletries, Unicharm continually works to develop products that address needs for pet cleanliness and for the cleanliness of living environments shared with pets.

In the fiscal year under review, Unicharm developed and launched ***Dry Pet Sheet ZERO–One***, a pet sheet for handling pet excrement, which uses a new three-dimensional absorbent sheet that absorbs a large quantity of liquid instantly and completely thanks to the effect of a hollow structure like a sponge and grooves to absorb urine, always keeping the surface clean.

As a result of the above activities, research and development costs for the pet care business in the consolidated fiscal year under review totaled ¥407 million

(3) Other Businesses

Unicharm expanded its product line by leveraging its non-woven fabric and absorbency technologies, mainly for drip absorbers, in the food-wrapping materials business for supermarkets and other commercial customers.

As a result, research and development costs for other business segments in the consolidated fiscal year under review totaled ¥24 million.

7. [Analysis of Financial Conditions and Operating Results]

Matters concerning the future that are described below are based on the Unicharm Group's (the Company and its consolidated subsidiaries) judgment as of the end of the consolidated fiscal year under review.

(1) Important accounting policy and estimation

Consolidated financial statements of the Unicharm Group are created in accordance with generally-accepted accounting standards in Japan.

(2) Analysis of operation results for the consolidated fiscal year under review

Consolidated net sales for the fiscal year under review increased, reaching a record high of ¥336,864 million, up 11.6% YOY. In Japan, the Company released products to create new demand in high value-added products for both the personal care and pet care businesses and endeavored to increase profit by revitalizing the market. As a result, sales from the feminine care, health care and pet care businesses in Japan increased steadily. Consequently, domestic net sales reached ¥217,474 million, up ¥10,582 million YOY. In the overseas markets, sales in the feminine care business and the baby care business expanded steadily. Of the Asian countries where the Company made inroads, sales increased significantly in China and Indonesia. As a result, sales increased to ¥72,421 million, up ¥15,777 million YOY. In other regions, the Company successfully boosted sales of adult-use incontinence care products and paper baby diaper products in Europe and baby paper diaper products in the Middle East and North Africa, as a result of which net sales of foreign subsidiaries and affiliates increased to ¥119,389 million, up ¥24,401 million YOY, now accounting for as much as 35.4% of total consolidated net sales.

During the fiscal year under review, profit partly decreased due to corporate efforts such as continuously investing in advertising to foster brands, and spending on sales promotions to enhance competitiveness amid rising oil prices and soaring material costs arising from the increased global demand for sanitary goods. However, the Company achieved an increase in profit by boosting sales and facilitated cost reduction, as a result of which operating income amounted to ¥33,731 million (up 12.7% YOY) and ordinary income reached ¥32,327 million (up 7.5% YOY) and net income was ¥16,683 million (up 10.8% YOY).

(3) Factors that potentially have significant effects on our operating results

There are some markets that have growth potential in Asia where the Company primarily operates.

The Company sees substantial potential for growth especially in China and South East Asian countries where the standard of living has been improving, partly because the penetration of baby paper diapers is still low. Considering the conditions as described above in "Changes in the demographic composition of Japan," the Company's corporate group consider it important to expand manufacturing and marketing activities in overseas markets, especially in East Asia and South East Asia, in order to sustain growth. Therefore, The Company has expanded business overseas by establishing joint ventures, in which the Company's corporate group owns the majority of management rights, with local partner companies. The Company's corporate group has manufacturing facilities in Thailand, Indonesia, Taiwan, South Korea, mainland China, the Netherlands, Saudi Arabia and Vietnam, but overseas business development entails risks such as changes in raw material costs and demand due to exchange rate fluctuations, regulations imposed by foreign governments, and the economic environment. If social and economic instabilities continue in these foreign countries, the business operations of the Company in the countries where markets for products of the Unicharm Group exist, may be affected or its business expansion plans may be impeded.

In addition, the Company's Corporate group is exposed to general risks as a manufacturer. For instance, the Company purchases raw materials from many external suppliers. Some of the raw materials, such as wood pulp, are procured from overseas suppliers and transactions with them are normally made in U.S. dollars. Although the Company endeavors to minimize the risk of exchange rate fluctuations through measures such as netting and exchange hedges, exchange rate fluctuations and market changes may cause our raw material costs to rise.

(4) Strategic status quo and prospects

Both corporate business results and consumer spending in Japan remained steady, but the Unicharm Group is expected to continue to face a challenging business environment due to factors such as a further rise in material costs. In Asia, competition among global brands is also expected to intensify with accelerated market expansion.

Under these conditions, based on the basic policies prescribed in its Seventh Medium-term Global 10 Plan launch in 2008, the Company will strive to always and precisely identify customer needs, build product lines that match the market, reinvigorate mature markets and aggressively penetrate growth markets through marketing initiatives, product development and upgrading of technological capabilities that will help create high brand value and new markets. The Company also seeks to enhance its earnings capability by implementing a fundamental reform of its cost structure in the countries where the Company mainly develops business through establishment of a global supply chain.

In the domestic baby care business, Unicharm will expand sales of ***Moony Man Slim Pants***, which have an absorber that is half as thick as the existing products, to offer a light fit; and ***Moony***

Man Hai-hai Pants and ***Moony Man Tacchi Pants***, which carefully conform to the needs by growth stage, to further reinforce pants-type diapers. At the same time, the Company will release ***Moony Man Ase Sukkiri*** for the summer season only after halving the thickness, and improve and launch ***Moony Man Mizu Asobi Pants***, a pants-type diaper for playing in water that will not bulge when wet. In the overseas markets, the Company will strive to convey the value of paper diapers by expanding production facilities and improving productivity mainly in Asia, where paper diaper demand will increase.

In the feminine care business, the Company will communicate a function to further resolve causes of itchiness in the ***Sofy Hadaomoi*** series, which adopts the newly developed third surface material for sanitary napkins funwari naminami sheet, to endeavor to create a new category and increase earnings. The Company will also introduce ***Suzuhada*** series, aimed at resolving dissatisfaction of consumers in summer, for ***Super-Sound Sleep Guard***, with an airbag to prevent slippage, in a bid to create demand. In the tampon category, the Company will release ***Charm Soft Tampon Super Plus***, a product for extremely heavy flow, while launching ***Sofy Kiyora***, a panty liner which proposes a new practice of use for a feminine appearance. With these products, the Company will strive to improve added value and foster its brands. In the overseas markets, which are expanding, the Company will boost sales of high-value-added super-thin relief type and super-thin comfortable type napkins.

In the health care business, the Company will strive to further enhance the ***Lifree*** brand by advancing proposals by ADL in step with the renovation of the ***Lifree*** pants series and relief pads. In the light incontinence care product market, which is rapidly growing, the Company will focus on the fostering of ***Lifree Slim Wear***, water absorbent underwear that creates a market for light incontinence care products for able-bodied elderly people in a bid to create a water absorbent underwear category. In the business-use product market, the Company will also aim to improve the quality of life of people who need care by increasing the number of facilities that use rehabilitation pants and easily wearable pads.

In the clean & fresh segment, the Company will focus on market expansion. To that end, the Company will create new demand for the ***Wave*** brand, which is aimed at introducing new cleaning practices, by striving to expand sales of ***Wave Handy Wiper–Extensible Type*** and ***Wave Rittai Floor Wiper***, with a three-dimensional sheet structure, and foster ***Silcot Wet Tissue – Alcohol Antibacterial Wet Towel***, which can thoroughly eliminate bacteria with alcohol, in the ***Silcot Wet Tissue*** brand to meet the demand of customers who want to thoroughly eliminate bacteria.

In the pet care business, the Company expects that the number of households that want to keep pets will increase. Considering the social phenomena of a declining birthrate and an aging society, as well as a growing tendency for people to get married later in life, has deepened people's quest for comfort and enjoyment in life and has been the concept of a pet is changing such that it is more like a close communication partner. In addition, retirement of baby boomers is expected to accelerate this tendency further.

Therefore, the Company will continuously strive to develop products that meet the needs of consumers and cultivate markets. In addition, it will continue to enhance its lineup of products that relate to the four major domestic pet-keeping trends: indoor pet-keeping, smaller pet size, older pets, and overweight pets.

(5) Analysis of capital sources and liquidity of funds

Cash flows from operating activities during the fiscal year under review increased ¥45,308 million, mainly as a result of ¥31,898 million in net income before income taxes and other adjustments and ¥15,022 million in depreciation expenses.

Cash flows from investing activities decreased ¥10,091 million. This was primarily due to expenditures of ¥17,049 million for acquisitions of tangible fixed assets.

Cash flows from financing activities decreased ¥12,585 million, primarily because of a decrease in short-term bank loans by ¥3,774 million, expenditure on acquisition of treasury stocks of ¥5,009 million and dividends paid of ¥2,903 million.

As a result, the outstanding balance of cash and cash equivalents at the end of the fiscal year under review amounted to ¥87,317 million, up ¥21,868 million from the previous year end.

(6) Management's identification of problems and future policies

The Company's corporate group promoted corporate reform by focusing its utmost efforts on revitalizing the domestic market and promoting market growth and expanding business for its overseas businesses, primarily in Asia. As a result, the Company was able to steadily recover. It strived to increase sales and reduce costs, as the competition became harsher because of rising prices of raw materials and sluggish consumption in Japan. In order to drive its corporate reform further, the Company will need to focus on adding greater value to its products and services through ceaseless innovation in all business segments, and firmly push for reductions in cost of sales and a streamlining of expenses.

Outside Japan, mainly in Asia, the Company will need to establish itself as the category leader in growth markets and strive to boost earnings by actively developing local businesses and rapidly expanding its product line-up in a way that responds to the needs of local consumers.

The Company's corporate group will aim to become a life support industry with top corporate value in Asia from a medium-term perspective. To that end, it will enhance the growth power of the personal care business mainly in the Asian market by continuously offering the world's first-to-market and premier-quality products and services, bringing comfort, excitement and pleasure to seven billion people in the world, including three billion people throughout Asia. The Company's corporate group will also aim to secure a firm position in the global market by pushing forward with its Global 10 seventh medium-term management plan, aimed at acquiring a 10%

share of the global market for non-woven fabrics and absorbent products, from April 2008 and creating epoch-making products that can reconcile standardization and differentiation.

The Company will strive to improve its brand value by actively pursuing measures of concentration and selection to implement these strategies, devising a new business model that is suited to the changing business climate, and reinforcing its customer relations.

Section 3 [Facilities and Equipment]

1. [Facilities and Equipment]

Capital expenditures by business segment in the fiscal year under review are as follows:

Personal care business

Unicharm made capital expenditures of ¥16,424 million, aimed at boosting and streamlining production of products such as paper diapers and sanitary napkins. There was no removal or disposal of important facilities and equipment.

Pet care business

Unicharm made capital expenditures of ¥814 million, aimed at boosting and streamlining production of pet care products. There was no removal or disposal of important facilities and equipment.

Other businesses

There were no material capital expenditures, removal or disposal of facilities and equipment.

2. [Main Facilities and Equipment]

(1) The Company

Name of business establishment (location)	Business segment	Description of facilities	Book value (millions of yen)					Number of employees
			Buildings and other structures	Machinery, equipment and vehicles	Land (thousand square meters)	Other	Total	
Technical Center Engineering Center (Toyohama-cho, Kannonji-city, Kagawa)	Personal care	Research and development facility	1,497	1,678	285 (20)	273	3,733	308 (111)

(Note) Figures in brackets denote the average number of temporary employees during the fiscal year under review.

(2) Domestic subsidiaries

Company name	Name of business establishment (location)	Business segment	Description of facilities	Book value (millions of yen)					Number of employees
				Buildings and other structures	Machinery, equipment and vehicles	Land (thousand square meters)	Other	Total	
Unicharm Products Co., Ltd.	Shikoku Factory, Chuo Plant (Toyohama-cho, Kannonji-city, Kagawa)	Personal care	Manufacturing facilities for products such as paper diapers and sanitary products	1,276	2,895	784 (62)	72	5,028	396 (33)
	Shikoku Factory, Onohara Plant (Onohara-cho, Kannonji-city, Kagawa)	Personal care	Manufacturing facilities for paper diapers	469	1,197	286 (26)	10	1,963	103 (3)
	Shikoku Factory, Toyohama Plant (Toyohama-cho, Kannonji-city, Kagawa) (Note 2)	Personal care	Manufacturing facilities for wet tissue and sanitary products	1,888	1,025	470 (38)	52	3,436	138 (17)
	Fukushima Factory (Tanakura-cho, Higasji Shirakawa-gun, Fukushima)	Personal care	Manufacturing facilities for products such as paper diapers and sanitary products	4,201	4,431	2,139 (128)	447	11,220	331 (4)
	Shizuoka Factory (Kakegawa City, Shizuoka) (Note 1)	Personal care	Manufacturing facilities for products such as paper diapers and sanitary products	3,295	3,456	- (82)	67	6,819	287 (13)
Unicharm Material Co., Ltd.	Toyohama Factory (Toyohama-cho, Kannonji-city, Kagawa) (Note 1)	Personal care Other	Manufacturing facilities for base paper used for paper diapers and sanitary products	355	971	(17)	5	1,332	85 (6)
Kokko Paper Mfg. Co., Ltd.	Kowanoe Factory (Shikoku Chuo City, Ehime)	Personal care Other	Manufacturing facilities for base paper used for paper diapers and sanitary products	232	653	235 (10)	17	1,138	76 (17)
Unicharm PetCare Corporation	Itami Factory (Itami City, Hyogo)	Pet Care	Manufacturing facilities for pet food	250	307	1,104 (12)	8	1,671	24 (4)

(Notes) 1. Facilities constructed on leased land.
2. Facilities partly constructed on leased land. (2,000m²)
3. Figures in brackets denote the average number of temporary employees during the fiscal year under review.

(3) Overseas subsidiaries

Company name	Name of business establishment (location)	Business segment	Description of facilities	Book price (millions of yen)					Number of employees
				Buildings and other structures	Machinery, equipment and vehicles	Land (thousand square meters)	Other	Total	
Uni-Charm (Thailand) Co., Ltd.	Bangpakong, Thailand	Personal Care	Manufacturing facilities for products such as paper diapers and sanitary products	3,346	5,162	557 (140)	41	9,107	814 (409)
Shanghai Uni-Charm Co., Ltd.	Shanghai, China	Personal Care	Manufacturing facilities for sanitary products	757	4,327	65 (24)	132	5,282	257 (156)
Uni-Charm Consumer Products (China) Co., Ltd.	Shanghai, China (Note 2)	Personal Care	Manufacturing facilities for paper diapers	1,795	3,562	- (100)	190	5,548	122 (125)
United Charm Co., Ltd.	Taipei, Taiwan	Personal Care	Manufacturing facilities for products such as paper diapers and sanitary products	229	198	480 (12)	58	965	253 (83)
PT Uni-Charm Indonesia	Karawang, Republic of Indonesia	Personal Care	Manufacturing facilities for products such as paper diapers and sanitary products	421	1,189	100 (36)	10	1,721	361 (668)
LG UniCharm Co., Ltd.	Gumi City, Republic of Korea	Personal Care	Manufacturing facilities for products such as paper diapers and sanitary products	550	529	187 (8)	84	1,351	84 (13)
Uni. Charm Mölnlycke Baby B.V.	Hoogezand, Groningen, Nederland (Note 1)	Personal Care	Manufacturing facilities for paper diapers	916	4,004	- (12)	399	5,320	204 (42)
Uni. Charm Mölnlycke Incontinence B.V.	Hoogezand, Groningen, Nederland (Note 1)	Personal Care	Manufacturing facilities for paper diapers	1,125	3,003	- (5)	1	4,130	216 (44)
Unicharm Gulf Hygienic Industries Ltd.	Riyadh, the Kingdom of Saudi Arabia (Note 1)	Personal Care	Manufacturing facilities for products such as paper diapers and sanitary products	788	5,093	- (30)	529	6,411	811

(Notes) 1. Facilities constructed on leased land.
2. Facilities constructed on land with land-use rights.
3. Figures in brackets denote the average number of temporary employees during the fiscal year under review.

3. [Planned Construction, Removal, etc. of Facilities and Equipment]

(1) Construction of important facilities and equipment

Company name	Name of business establishment (location)	Business segment	Description of facilities	Planned amount of investment: Total amount (millions of yen)	Planned amount of investment: Amount paid (millions of yen)	Funding method	Month and year of start of construction	Planned completion
Unicharm Products Co., Ltd.	Shikoku Factory (Kannonji-city, Kagawa)	Personal Care	Improvement of manufacturing facilities such as paper diapers and sanitary napkins	792	73	Owned capital	March 2008	March 2009
	Fukushima Factory (Tanakura- cho, Higashi Shirakawa- gun, Fukushima)	Personal Care	Renovation and improvement of manufacturing facilities for products such as paper diapers and sanitary products	562	397	Owned capital	March 2008	March 2009
	Shizuoka Factory (Kakegawa City, Shizuoka)	Personal Care	Improvement of manufacturing facilities such as paper diapers and sanitary napkins	809	21	Owned capital	March 2008	March 2009
Uni-Charm (Thailand) Co., Ltd.	Bangpakong, Thailand	Personal Care	Manufacturing facilities for products such as paper diapers and sanitary products	1,088	11	Owned capital	March 2008	March 2009
PT Uni-Charm Indonesia	Karawang, Republic of Indonesia	Personal Care	Manufacturing facilities for products such as paper diapers and sanitary products	1,621	1	Borrowings	March 2008	March 2009
Uni. Charm Mölnlycke Incontinence B.V.	Hoogezand, Groningen, Nederland (Note 1)	Personal Care	Manufacturing facilities for products such as paper diapers and sanitary products	1,121	392	Borrowings	December 2007	December 2008
Shanghai Uni-Charm Co., Ltd.	Shanghai, China	Personal Care	Manufacturing facilities for sanitary products	497	-	Owned capital	December 2007	December 2008

(Note) Production capacity after completion of facilities is omitted as the purpose of capital expenditure is multifaceted, including changes of product specifications, quality improvement and cost reduction, which makes it difficult to calculate the relevant figure.

(2) Removal of important facilities

The Company made no new plans during the fiscal year under review regarding the removal of important facilities.

Section 4 [State of the Company]

1. [State of Stock, etc.]

(1) [Aggregate Number, etc. of Shares]

1) [Aggregate Number of Shares]

Type	Aggregate Number of Issuable Shares
Common Stock	275,926,364
Total	275,926,364

2) [Shares Issued and Outstanding]

Type	Number of Shares Issued as of the End of Fiscal Year (March 31, 2008)	Number of Shares Issued as of the Date of Report (June 26, 2008)	Name of the financial instruments exchange where the company is listed or name of the registered and authorized association of financial instruments firms	Contents
Common Stock	68,981,591	68,981,591	First Section, Tokyo Stock Exchange	Standard stock of the Company with full unrestricted voting right
Total	68,981,591	68,981,591	-	-

(2) [State of Stock Options, etc.]

Stock Options

The stock options issued pursuant to the provisions of Articles 280-20 and 280-21 of the former Commercial Code (revised in 2001) are as follows:

Resolution of Regular General Meeting of Shareholders held on June 27, 2003		
	As of the End of Fiscal Year (March 31, 2008)	As of the End of the Month Prior to Report (May 31, 2008)
Number of Stock Options	5,264	5,252
Number of Own Stock Options Included in Stock Options	-	-
Type of Stock	Common Stock	Same as left
Number of Shares Represented by Stock Options	526,400	525,200
Amount Paid In at the Time of Exercise of Stock Option (Yen)	5,731 per share	Same as left
Period for Exercise of Stock Option	July 1, 2006 – June 30, 2008	Same as left
Issuance Price of Stocks and Amount Credited to Equity in the Case of Issuing Stocks through Exercise of Stock Option (Yen)	Issuance Price 5,731	Same as left
	Amount credited to equity 2,866	Same as left
Terms and Conditions of Exercise of Stock Option	1) The holders of Stock Options can not exercise them if the market price of the common stock of the Company at the time of exercise of the relevant Stock Options is less than ¥8,200 (which amount shall be adjusted in the same manner as for adjustment of the issuance price if any cause arises for adjusting the relevant issuance price). 2) Other terms and conditions of exercise are subject to approval by the Board of Directors of the Company.	Same as left
Matters Relating to Transfer of Stock Option	Transfer of warrants (stock options) is subject to the approval by the board of directors of the company.	Same as left
Matters Related to Substitute Payment	-	-
Matters Related to Issuance of Stock Options Accompanying Reorganization Procedure	-	-

(Notes) 1. The number of stocks represented by one Stock Option is one hundred.

2. The number of shares subject to the stock option means the number of new shares scheduled to be issued as per the resolution of the Regular General Meeting of Shareholders less the number of rights eliminated or relinquished for reasons of retirement, etc.

3. Upon occurrence of 1) or 2) below following the issuance of Stock Options, the paid-in capital amounts shall be adjusted in accordance with the respective formula (with any fraction rounded up to the nearest yen).

1) An event in which the Company carries out stock split or reverse stock split:

Paid-in capital after adjustment=

$$\text{Paid-in capital before adjustment} \times \frac{1}{\text{Ratio of stock split or reverse stock split}}$$

2) An event in which the Company issues new common stocks of the Company or disposes of its treasury stock at a price lower than market price (excluding the exercise of stock options):

Paid-in capital after adjustment=

$$\text{Paid-in capital before adjustment} \times \frac{\text{Number of shares previously issued} + \dfrac{\text{Number of shares newly issued} \times \text{Paid - in amount per share}}{\text{Market price}}}{\text{Number of shares previously issued} + \text{Increase in number of shares as a result of new issuance}}$$

Resolution of Regular General Meeting of Shareholders held on June 29, 2004		
	As of the End of Fiscal Year (March 31, 2008)	As of the End of the Month Prior to Report (May 31, 2008)
Number of Stock Options	6,826	6,807
Number of Own Stock Options Included in Stock Options	-	-
Type of Stock	Common Stock	Same as left
Number of Shares Represented by Stock Options	682,600	680,700
Amount Paid in at the Time of Exercise of Stock Option (Yen)	5,702 per share	Same as left
Period for Exercise of Stock Option	July 1, 2007 – June 30, 2009	Same as left
Issuance Price of Stocks and Amount Credited to Equity in the Case of Issuing Stocks through Exercise of Stock Option (Yen)	Issuance Price 5,702	Same as left
	Amount credited to equity 2,851	Same as left
Terms and Conditions of Exercise of Stock Option	1) The holders of Stock Options may not exercise them if the market price of the common stock of the Company at the time of exercise of the relevant Stock Options is less than ¥8,200 (which amount shall be adjusted in the same manner as for adjustment of the issuance price if any cause arises for adjusting the relevant issuance price). 2) Other terms and conditions of exercise are subject to approval by the Board of Directors of the Company.	Same as left
Matters Relating to Transfer of Stock Option	Transfer of warrants (stock options) is subject to the approval by the board of directors of the company.	Same as left
Matters Related to Substitute Payment	-	-
Matters Related to Issuance of Stock Options Accompanying Reorganization Procedure	-	-

(Notes) 1. The number of stocks represented by one Stock Option is one hundred.

2. The number of shares subject to the stock option means the number of new shares scheduled to be issued as per the resolution of the Regular General Meeting of Shareholders less the number of rights eliminated or relinquished for reasons of retirement, etc.

3. Upon occurrence of (1) or (2) below following the issuance of Stock Options, the paid-in capital amounts shall be adjusted in accordance with the respective formula (with any fraction rounded up to the nearest yen).

1) An event in which the Company carries out stock split or reverse stock split:

Paid-in capital after adjustment=

$$\text{Paid-in capital before adjustment} \times \frac{1}{\text{Ratio of stock split or reverse stock split}}$$

2) An event in which the Company issues new common stocks of the Company or disposes of its treasury stock at a price lower than market price (excluding the exercise of stock options):

Paid-in capital after adjustment=

Paid-in capital before adjustment×

$$\frac{\text{Number of shares previously issued} + \dfrac{\text{Number of shares newly issued} \times \text{Paid - in amount per share}}{\text{Market price}}}{\text{Number of shares previously issued} + \text{Increase in number of shares as a result of new issuance}}$$

(3) [Details of Rights Plan]

There are no relevant matters to report.

(4) [State of Aggregate Number of Stocks Issued and Outstanding, Capital, etc.]

Data	Changes in the total number of outstanding shares	Balance of the total number of outstanding shares	Change in capital (Millions of Yen)	Balance of capital (Millions of Yen)	Change in capital reserve (Millions of Yen)	Balance of capital reserve (Millions of Yen)
April 1, 2001 – March 31, 2002 (Note)	(964,300)	68,981,591	-	15,992	-	18,590

(Note) Retirement of treasury stocks

(5) [Details of Shareholders]

As of March 31, 2008

Classification	Details of shares (stock trading unit: 100 shares)								Fractional shares (shares)
	Government and local public authorities	Financial instititions	Securities companies	Other corporations	Foreign corporations		Individual and other shareholders	Total	
					Non-individual	Individual			
Number of shareholders	-	79	35	173	384	4	8,995	9,670	-
Number of shares owned (stock trade unit)	-	152,378	3,631	222,047	203,863	15	107,529	689,463	35,291
Shareholding ratio	-	22.09	0.53	32.21	29.57	0.00	15.60	100.00	-

(Notes) 1. Of the 5,248,303 treasury stocks of the Company, 52,483 trading units are included in "individual and other shareholders" and 3 shares in "fractional shares." Substantial number of shares owned at end of the period is same as above.

2. "Other corporations" in the above includes 1 trading unit in the name of Japan Securities Depository Center, Inc.

(6) [Principal Shareholders]

As of March 31, 2008

Name	Address	Number of Shares Held (Thousands)	Percentage of Shares Held in Relation to Aggregate Number of Shares Outstanding
Unitec Corporation	4087-24 Kawanoe-cho, Shikoku-Chuo City, Ehime	12,368	17.93
Takahara Kosan K.K.	3-25-27-1301 Takanawa, Minato-ku, Tokyo	3,418	4.96
Takahara Fund P.L.C.	1712 Kawanoe-cho, Shikoku-Chuo City, Ehime	3,120	4.52
The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3 Hamamatsu-cho, Minato-ku, Tokyo	2,381	3.45
Nippon Life Insurance Company	1-6-6 Marunouchi, Chiyoda-ku, Tokyo	1,934	2.81
The Hiroshima Bank, Ltd.	1-3-8 Kamiya-cho, Naka-ku, Hiroshima City, Hiroshima	1,920	2.79
Japan Trusty Service & Banking Corporation (Trust Account)	1-8-11 Harumi, Chuo-ku, Tokyo	1,763	2.56
The Iyo Bank, Ltd.	1 Minami Horibata-cho, Matsuyama City, Ehime	1,699	2.46
State Street Bank and Trust Company (Standing Proxy: Mizuho Corporate Bank, Ltd.)	P.O.Box 351 Boston, MA, USA (6-7 Nihombashi Kabuto-cho, Chuo-ku, Tokyo)	1,537	2.23
Takahara Sangyo K.K.	3-25-27-1011 Takanawa, Minato-ku, Tokyo	1,230	1.78
Total	-	31,376	45.49

(Notes) 1. Although the Company holds 5,248,000 treasury shares (7.61%), it is not included in the foregoing list of principal shareholders as these shares are without voting rights.

2. On January 21, 2008, Capital Guardian Trust Company and its three joint holders submitted a Large Shareholding Report (Amendment Report) in relation to the Company's shares, stating that it held the below-noted stock certificates or other items as of January 15, 2008. However, the Company did not include it in the foregoing list of principal shareholders as the Company was unable to confirm the number of beneficiary stockholders as of the end of the fiscal year under review. The contents of the Large Shareholding Report by Capital Guardian Trust Company and its three joint holders are as follows:

Name	Address	Number of Shares Held (in thousand shares)	Percentage of Shares Certificates Held (%)
Capital Guardian Trust Company and its three joint holders	333 South Hope Street, Los Angeles, California, U.S.A	5,608	8.13

(7) [Voting Rights]

1) [Shares Issued and Outstanding]

As of March 31, 2008

Category	Number of Shares	Number of Voting Rights	Description
Non-Voting Shares	-	-	-
Shares with Limited Voting Right (Treasury Stock, etc.)	-	-	-
Shares with Limited Voting Right (Others)	-	-	-
Shares with Full Voting Rights (Treasury Stock, etc.)	(Treasury Stock) Common Stock 5,248,300	-	Standard shares of the Company with no limitation imposed on their rights
Shares with Full Voting Right (Others)	Common Stock 64,698,000	636,980	Same as above
Fractional Shares	Common Stock 35,291	-	Same as above
Aggregate Number of Shares Issued and Outstanding	68,981,591	-	-
Aggregate Number of Shareholders' Voting Rights	-	636,980	-

(Notes) 1. "Shares with Full Voting Right (Others)" include 100 shares (representing 1 voting rights) in the name of Japan Securities Depository Center Inc.

2. Common stocks in "Fractional shares" include 3 treasury shares held by our Company.

2) [Treasury Stock, etc.]

As of March 31, 2008

Name of Owner	Address of Owner	Number of Shares Held in Its Own Name	Number of Shares Held in Others' Names	Aggregate Number of Shares Held	Percentage of Shares Held in Relation to Aggregate Number of Shares Outstanding
(Treasury Stocks) Unicharm Corporation	182 Shimobun, Kinsei-cho, Shikoku-Chuo City, Ehime	5,248,300	-	5,248,300	7.61
Total	-	5,248,300	-	5,248,300	7.61

(8) [Description of the Stock Option Plan]

The Company has adopted a stock option plan based on new stock acquisition rights method.

1) The Company's stock option plan was specially resolved at the Regular Meeting of Shareholders held on June 27, 2003, with the resolution that the Company will issue new stock acquisition rights at favorable terms and conditions, pursuant to the provisions of Articles 280-20 and 280-21 of the former Commercial Code (revised in 2001), to the directors of the Company and its subsidiaries, and the auditors and employees who were employees of the Company at the end of the forty-third Regular Meeting of Shareholders held on June 27, 2003.

The following is a description of the stock option plan:

Date of resolution	June 27, 2003
Classification and the number of qualifying persons	Number of directors and auditors of the Company: 10
	Number of directors and auditors of the Company's subsidiaries: 6
	Number of employees of the Company: 1,029
	Number of employees of the Company's subsidiaries: 704
	Other (Note): 113
Shares that come under the scope of the stock option	Described above in (2) State of Stock Options, etc.
Number of shares	Same as above
Amount paid in at the time of exercise of stock option (yen)	Same as above
Period for exercise of stock option	Same as above
Terms and conditions of exercise of stock option	Same as above
Matters relating to transfer of stock option	Same as above
Matters related to substitute payment	-
Matters related to issuance of stock options accompanying reorganization procedure	-

(Note) Retirement of officers due to expiration of term, standard age retirement, etc.

2) The Company's stock option plan was specially resolved at the Regular Meeting of Shareholders held on June 29, 2004, with the resolution that the Company will issue new stock acquisition rights at favorable terms and conditions, pursuant to the provisions of Articles 280-20 and 280-21 of the former Commercial Code (revised in 2001), to the directors of the Company and its subsidiaries, and the auditors and employees who were employees of the Company at the end of the forty-fourth Regular Meeting of Shareholders held on June 29, 2004.

The following is a description of the stock option plan:

Date of resolution	June 29, 2004
Classification and the number of qualifying persons	Number of directors and auditors of the Company: 11
	Number of directors and auditors of the Company's subsidiaries: 2
	Number of employees of the Company: 1,163
	Number of employees of the Company's subsidiaries: 1,168
	Other (Note): 134
Shares that come under the scope of the stock option	Described above in (2) State of Stock Options, etc.
Number of shares	Same as above
Amount paid in at the time of exercise of stock option (yen)	Same as above
Period for exercise of stock option	Same as above
Terms and conditions of exercise of stock option	Same as above
Matters relating to transfer of stock option	Same as above
Matters related to substitute payment	-
Matters related to issuance of stock options accompanying reorganization procedure	-

(Note) Retirement of officers due to expiration of a term, standard age retirement, etc.

2. [State of Acquisition of Treasury Stocks, etc.]

[Type of Shares]

Acquisition of common stocks pursuant to Articles 155-3 and 155-7 of the Company Law

(1) [State of Acquisition of Treasury Stocks upon Resolution of Regular Meeting of Shareholders]

There are no relevant matters to report

(2) [State of Acquisition of Treasury Stocks upon Resolution of Board of Directors' Meeting]

Acquisition of treasury stocks pursuant to Article 155-3 of the Company Law

Category	Number of shares	Aggregate acquisition price
Resolution at the Board of Directors' Meeting held on January 31, 2008 (Acquisition period: February 1, 2008 – March 21, 2008)	850,000	5,000,000,000
Treasury stocks acquired before the fiscal year under review	-	-
Treasury stocks acquired during the fiscal year under review	690,600	4,999,944,000
Aggregate number of residual shares determined and aggregate amount thereof	159,400	56,000
The ratio of unexercised treasury stocks as of the end of the fiscal year under review (%)	18.75	0.00
Number of treasury stocks acquired during such acquisition period	-	-
The ratio of unexercised treasury stocks as of the date of this financial statement report (%)	18.75	0.00

(3) [Details of Treasury Stocks Acquired Not Based on Resolution of Regular Meeting of Shareholders or Board of Directors' Meeting]

Acquisition of treasury stocks pursuant to Article 155-7 of the Company Law

Category	Number of shares	Aggregate acquisition price
Treasury stocks acquired during the fiscal year under review	1,328	9,334,065
Number of treasury stocks acquired during such acquisition period	37	263,076

(Note) Number of treasury stocks acquired during the acquisition period under review does not include the number of fractional shares acquired during the period from June 1, 2008 to the date of this financial statement report.

(4) [Disposal and Holding Status of Acquired Treasury Stocks]

Category	Fiscal year under review		Period under review	
	Number of shares	Aggregate disposal price (yen)	Number of shares	Aggregate disposal price (yen)
Acquired treasury stocks for which underwriters were solicited	-	-	-	-
Acquired treasury stocks which were retired	-	-	-	-
Acquired treasury stocks which were transferred in relation to merger, stock exchange and company spin-off	-	-	-	-
Others	-	-	-	-
Number of treasury stocks held	5,248,303	-	5,248,340	-

(Note) Number of treasury stocks acquired during the acquisition period under review does not include the number of fractional shares acquired during the period from June 1, 2008 to the date of this financial statement report.

3. **[Dividend Policy]**

The Company places importance on returning profits to shareholders. At the same time, the Company believes it is important to continue to pay stable dividends while striving to improve earnings capability and enhance financial strength.

In line with its policy of returning 50% of consolidated net income to shareholders by way of cash dividends and share buy-back, the Company will pay dividends of retained earnings semiannually through interim dividends and year-end dividends. In addition, the Company has specified in the Articles of Incorporation that it shall be allowed to pay dividends of retained earnings upon resolution at the board of directors' meeting pursuant to Article 459 of the Company Law and that the record date for interim dividends is set on September 30 of each year.

For the fiscal year under review, the Company paid year-end dividends of ¥23 per share for the year under review under its basic policy to continue to pay stable dividends. As a result, the full-year dividends including the interim dividends will be ¥46 per share.

The Company will appropriate internal reserves for financial requirements for future business expansion, such as research and development, capital expenditure, overseas investment and development of information processing systems, to make a contribution to future profits and meet the expectation of the shareholders.

(Note) Dividends of retained earnings by resolution at the board of directors' meeting for which the record date falls in the fiscal year under review are as follows:

Date of resolution	Total amount of dividends (Millions of yen)	Dividend per share (Yen)
October 31, 2007	1,481	23
May 26, 2008	1,465	23

4. [Changes in Share Price]

(1) [Highs and Lows of the Yearly Share Price during the Last Five Years]

Period	44th Fiscal Year	45th Fiscal Year	46th Fiscal Year	47th Fiscal Year	48th Fiscal Year
Closing Date	March 2004	March 2005	March 2006	March 2007	March 2008
High (Yen)	5,970	5,950	6,110	7,670	7,960
Low (Yen)	4,560	4,530	4,000	5,800	6,240

(Note) Share price highs and lows are from the First Section, Tokyo Stock Exchange.

(2) [Highs and Lows of the Monthly Share Price during the Last Six Months]

Month	October 2007	November	December	January 2008	February	March
High (Yen)	7,060	7,350	7,470	7,250	7,780	7,960
Low (Yen)	6,550	6,660	7,060	6,350	6,880	6,760

(Note) Share price highs and lows are from the First Section, Tokyo Stock Exchange.

5. [Executive Officers]

Official title	Job title	Name	Date of birth	Brief career history		Term of office	Ownership of shares (thousand shares)
Chairman of the Board		Keiichiro Takahara	March 16, 1931	February 1961 April 1974 July 1974 May 1978 June 1993 May 1999 May 1999 June 2001 June 2004 June 2008	Assumed Presidency of Taisei Chemical Co. Concurrently served as President of Kokko Paper Manufacturing Co., Ltd. Assumed Presidency of the Company (Unicharm Corporation) Concurrently served as President of Charm Corp. Concurrently served as President of Unicharm East Japan Co. Concurrently served as President of Unicharm Central Japan Co. Concurrently served as President of Unicharm Material Co., Ltd. Assumed Chairmanship of the Company Assumed Chairmanship of the Board of the Company (present post) Assumed Directorship and Chairmanship of the Board of the Company (present post)	(Note 2)	200.3
President and Chief Executive Officer		Takahisa Takahara	July 12, 1961	April 1986 April 1991 October 1994 June 1995 April 1996 April 1997 June 1997 April 1998 July 1999 April 2000 October 2000 June 2001 June 2004	Joined Sanwa Bank, Ltd. Joined the Company Assumed Vice President of United Charm Industry Co., Ltd. Assumed Directorship of the Company Became General Manager of Procurement Department and Deputy General Manager of International Headquarters of the Company Became Deputy General Manager of Sales Headquarters and Deputy General Manager of Marketing Headquarters of the Company Became Managing Director of the Company Became General Manager of Sanitary Business Division of the Company Placed in charge of International Headquarters Became Deputy General Manager of General Planning Headquarters Placed in charge of management strategy of the Company Assumed Presidency of the Company Assumed Presidency and became Chief Executive Officer of the Company (present position)	(Note 2)	403.5
Director and Senior Executive Officer	In charge of Asian Business	Kennosuke Nakano	April 13, 1956	April 1979 April 1993 April 1995 April 1999 June 1999 October 2001 April 2003 July 2003 January 2004 July 2004 June 2005 October 2005 October 2006	Joined the Company Became General Manager of Yokohama Branch of Sales Headquarters Became General Manager of Nagoya Branch and General Manager of Tokai Sales Dept. of Sales Headquarters Became General Manager of Tokyo Branch of Sales Headquarters Became Executive Officer Became General Manager of Sales Planning Dept. of Sales Headquarters Became Executive Officer and General Manager of Feminine Care Business Headquarters Became Executive Officer and Managing Director Became Executive Officer and Managing Director and General Manager of Feminine Care Business Headquarters and in charge of Chinese Business Became Senior Executive Officer and General Manager of Feminine Care Business Headquarters and in charge of Chinese Business Assumed Directorship and became Senior Executive Officer Became President of Uni-Charm Consumer Products and Living (Shanghai) Co., Ltd. (present post) Became Director and Senior Executive Officer in charge of Asian Business (present post)	(Note 2)	2.2

Official title	Job title	Name	Date of birth	Brief career history		Term of office	Ownership of shares (thousand shares)
Director and Senior Executive Officer	Chief Quality Officer and General Manager of Global Development Headquarters	Eiji Ishikawa	October 19, 1955	February 1980	Joined the Company	(Note 2)	1.2
				October 1996	Became Manager of Planning Office of Production Headquarters		
				April 1998	Became General Manager of Production Headquarters		
				June 1999	Became Executive Officer		
				October 2000	Became Executive Officer and General Manager of Technology Development Headquarters		
				April 2002	Became Executive Officer and General Manager of Human Resource Development Dept.		
				April 2003	Became Executive Officer and General Manager of Human Resource Development Dept. and General Manager of Corporate Social Responsibility Dept.		
				July 2003	Became Executive Officer and Managing Director		
				July 2004	Became Senior Executive Officer		
				January 2005	Became Senior Executive Officer and General Manager of Research and Development Headquarters and General Manager of Human Resource Development Dept. and General Manager of Corporate Social Responsibility Dept.		
				April 2005	Became Senior Executive Officer and Chief Quality Officer and General Manager of Research and Development Dept. and General Manager of Corporate Social Responsibility Dept.		
				June 2005	Assumed Directorship and became Senior Executive Officer (present position)		
				October 2006	Became General Manager of Corporate Social Responsibility Dept. Became CQO and General Manager of Global Development Headquarters (present post)		
Director and Senior Executive Officer	General Manager of Sales Headquarters	Shinji Mori	June 17, 1956	April 1979	Joined the Company	(Note 2)	1.6
				April 1994	Became General Manager of Hiroshima Branch of Sales Headquarters		
				April 1997	Became General Manager of Osaka Sales Dept. of Osaka Branch of Sales Headquarters		
				April 1998	Became General Manager of Osaka Branch of Sales Headquarters		
				June 1999	Became Deputy Executive Officer		
				June 2000	Became Executive Officer		
				October 2000	Became Executive Officer and General Manager of Baby and Child care Business Headquarters		
				April 2003	Became Executive Officer and General Manager of Health Care Business Headquarters		
				July 2003	Became Executive Officer and Managing Director		
				April 2004	Became Executive Officer and Managing Director and General Manager of Baby and Child care Business Headquarters and General Manager of Health Care Business Headquarters		
				July 2004	Became Senior Executive Officer		
				October 2004	Became Senior Executive Officer and General Manager of Sales Headquarters and General Manager of Health Care Business Headquarters		
				June 2005	Became Director and Senior Executive Officer (present post)		
				October 2005	Became General Manager of Sales Headquarters (present post)		

Official title	Job title	Name	Date of birth	Brief career history	Term of office	Ownership of shares (thousand shares)
Director and Senior Executive Officer		Masakatsu Takai	May 6, 1956	March 1977 Joined the Company April 1996 Became Manager of Central Plant of Charm Corporation April 1998 Became Deputy General Manager of Technology Headquarters and General Manager of Production Technology Department June 2000 Became Executive Officer October 2000 Became Executive Officer and General Manager of Production Headquarters April 2002 Became Executive Officer Became Senior Executive Officer and Chief Operating Officer (COO) of Unicharm Products Co., Ltd. April 2005 Assumed Presidency and post of Executive Officer of Unicharm Products Co., Ltd. (present post) June 2007 Became Director and Executive Officer (present post) October 2007 Became General Manager of Corporate Social Responsibility Dept. (present post) April 2008 Assumed Directorship and became Senior Executive Officer (present position)	(Note 2)	1.1
Director and Senior Executive Officer	Chief Marketing Officer	Takaaki Okabe	August 30, 1953	April 1977 Joined the Company April 1992 Became the General Manager of Marketing Dept. 1 of Marketing Headquarters June 1993 Assumed Directorship April 1994 Became General Manager of Marketing Headquarters June 1995 Became the Managing Director April 1996 Became General Manager of Sales Headquarters April 1997 Became General Manager of Sales Headquarters and General Manager of Marketing Headquarters April 1998 Became General Manager of Baby and Child care Business Headquarters; placed in charge of C&F Business Headquarters, Research & Development Headquarters and Technology Headquarters April 2000 Assumed General Manager of Procurement Headquarters October 2000 Placed in charge of Client Value Creation and became General Manager of AI Business Headquarters October 2001 Became General Manager of Chief Marketing Officer (CMO) and AI Business Headquarters and General Manager of Health Care Business Headquarters April 2003 Became CMO and General Manager of Baby and Child Care Business Headquarters June 2004 Assumed Directorship and became Senior Executive Officer (present post) August 2006 Assumed President of Mieux Products Co., Ltd. (present post)	(Note 2)	5.9

Official title	Job title	Name	Date of birth	Brief career history		Term of office	Ownership of shares (thousand shares)
Internal Corporate Auditor		Shigeki Maruyama	July 25, 1939	December 1990 June 1991 April 1992 October 1996 October 2000 April 2001 October 2001 January 2002 June 2002 June 2004 June 2005	Joined the Company and became Advisor to the President and General Manager of General Administration Dept. Assumed Managing Directorship Became General Manager of Sales Headquarters Became General Manager of General Planning Headquarters Placed in charge of business management and became Chief Quality Officer (CQO) Placed in charge of Product Value Creation Placed in charge of managing CQO and Business Management, Production, Logistics and Sales Headquarters Concurrently served as President of Unicharm Product Co., Ltd. Concurrently served as President and Executive Officer of Unicharm Material Co., Ltd. Assumed Directorship and became Senior Executive Officer Became President and Chief Executive Officer, Representative Director of Unicharm Products Co., Ltd. Became Internal Corporate Auditor (present position)	(Note 3)	7.6
Internal Corporate Auditor		Tsuyoshi Miyauchi	February 8, 1946	April 1969 December 1990 April 1996 October 1999 April 2002 June 2004	Joined the Company Became General Manager of Personnel Affairs Dept. and General Manager of General Administration Dept. Became Manager of Personnel Planning Office of Production Headquarters Became Managing Director of Cosmotec Corporation Assumed Presidency of Cosmotec Corporation Became Internal Corporate Auditor of the Company (present position)	(Note 3)	0.4
Corporate Auditor		Masahiko Hirata	February 1, 1931	June, 1988 June 1993 November 1997 June 1999	Assumed Executive Vice Presidency of Matsushita Electric Industrial Co., Ltd. Became Internal Corporate Auditor of Matsushita Electric Industrial Co., Ltd. Became Special Advisor of the Company Became Corporate Auditor (present position)	(Note 3)	3.0
Corporate Auditor		Haruhiko Takenaka	December 1, 1939	April 1962 June 1990 June 1993 June 1998 June 2000 June 2004	Joined Industrial Bank of Japan, Ltd. Assumed Directorship of IBJ Assumed Managing Directorship of IBJ Became Vice Chairman of IBJ Schroder Bank and Trust Co. Became Internal Corporate Auditor of Nissan Motor Co., Ltd. Became Corporate Auditor of the Company (present position)	(Note 3)	-
Total							626.8

(Notes)
1. Corporate Auditors, Masahiko Hirata and Haruhiko Takenaka, are external auditors set forth in Article 2, Paragraph 16 of the Corporation Law.
2. The term of director shall be one year from the closing of the regular meeting of shareholders for the fiscal year ended March 31, 2008 to the closing of the regular meeting of shareholders for the fiscal year ending March 2009.
3. The term of corporate auditors shall be for four years from the closing of the regular meeting of shareholders for the fiscal year ended March 31, 2008 to the closing of regular meeting of shareholders for the fiscal year ending March 31, 2012.
4. Takahisa Takahara, President and Chief Executive Officer, is the eldest son of Keiichiro Takahara, Chairman of the Board.
5. The Company introduced an Executive Officer System to promote more active meetings of the Board of

Directors and to clearly separate the supervisory function of decision making and execution of duty of the Board of Directors' Meeting from function of execution of duty of each business department, aimed at improving management efficiency. There are 19 executive officers in the Company.

6. [Basic Philosophy on Corporate Governance]

Basic Philosophy on Corporate Governance

The Company conducts its daily corporate activities by adhering to its company credo, "Achieving proper corporate management that aligns the growth and development of the Company with the contentment of the employees and the fulfillment of social responsibility." The Company is striving to provide the best value to stakeholders such as consumers, shareholders, business partners, employees, and society by constantly creating new value. Corporate governance and CSR are coming under increased scrutiny by shareholders. Recognizing that it is of paramount importance to always conduct proper corporate management based on the aforementioned credo, while continuously enhancing corporate value and actively fulfilling its CSR through business activities that are conducted with the concerted efforts of management and the operational divisions, the Company is improving its corporate governance while further strengthening the executive officer system within the existing management framework of a company with a board of corporate auditors. Turning to the improvement of the management control mechanism for achieving corporate governance, the Company introduced an executive officer system within the existing management framework of directors and auditors in June 1999, in an effort to reinforce the management decision-making and supervisory functions of the Board of Directors' Meeting and enhance the business execution function of executive officers. To ensure that management activities are conducted more efficiently and flexibly, the Company reduced the number of directors and shortened their tenure to one year. In order to enhance the management of field work and speed up the implementation of strategies, which are one of its strong points, the Company holds a Business Plan Advisory Committee twice a year. This committee is attended by all directors, auditors and executive officers to set the business plans for each operational division. Based on the status of execution of the business plan, the Company holds a monthly meeting of the Business Execution Board chaired by the President & CEO to solve important issues on business execution that the chairman has identified, in an appropriate and prompt manner. As for approaches for compliance, besides complying with domestic and foreign laws, all officers and employees of the Company are striving to refine its corporate mission, as formulated in the company credo (established in 1974), its five key tenets and principles of conduct for employees (established in 1971; revised in 1999), beliefs, pledges and behavioral principles for employees (established in 1999) and the Unicharm Way, which formulates behavioral guidelines for realizing these missions and which the directors and employees must carry at all times. These mission statements are the specific framework within which the Group conducts business in accordance with its corporate vision and ethics. In addition, the Company makes daily group-wide efforts to fulfill these missions by using the "President's Room," a system to transmit messages every week from the President & CEO to all employees, and by using the intranet "i-Navi" and the in-house magazine "HIROBA." The Company established the Corporate Ethics Committee chaired by the President & CEO to address important issues concerning corporate ethics, compliance and risk management. The Company also started a service called "Rin-Rin Dial" to counsel the employees, with the Corporate Ethics Office of the CSR Department serving as a contact point, to detect risks promptly and implement countermeasures on a daily basis. In addition, the Company holds a CSR Committee, which serves as the mechanism to fulfill its corporate social responsibility and which consists of the Quality Assurance Committee, Environmental Committee and CSR Promotion Committee, on a quarterly basis with the President & CEO serving as the committee chairman. By doing so, the Company can share important issues concerning promotion of CSR, and the countermeasures for those issues, among all members of the Company.

(1) State of implementation of measures concerning corporate governance

i) Description of the Company's organizations

The Company is a company with a board of corporate auditors that has four corporate auditors, two of whom are appointed from outside the Group, in order to monitor its corporate activities from an outside point of view and further enhance the soundness and transparency of these activities. Each auditor conducts auditing activities by adhering to the auditing policy and execution plan set at the Board of Auditors, and attends major meetings concerning management decision-making as a standing member, thereby helping to achieve corporate governance. For internal auditing, a dedicated organization under the direct control of the President and CEO with an increasing workforce works to verify the effectiveness of internal control at operational divisions, and recommends improvements. The three auditing parties, engaging the aforementioned auditing by auditors, internal auditing, and accounting audit by accounting auditors, hold meetings on a regular basis, or as the need arises, to enhance the reliability of the financial statements and conduct auditing effectively and efficiently while sharing information on their respective auditing plans and results.

ii) The Company's organizations and internal control

A chart showing an overview of the Company's management control mechanism is presented below (as of March 31, 2008):


Regular Meeting of Shareholders
Accounting Auditors
Monitoring
Auditing
Board of Auditors
Internal auditors 2
External auditors 2
Auditing
Board of Directors
Representative Director &
Chairman of the Board
President & CEO
Directors 5
Supervising
Reporting
Attendance
Business Plan Advisory Committee
Reporting
CSR Committee
Corporate Ethics Committee
Reporting
President
Directing and supervising
Reporting
Attendance
Business Execution Board
Executive Officer
Deputy Executive Officer
Internal Auditing Office
Attendance
Reporting
Reporting
Business Division
Functional Division
Development Division
Auditing
CSR Department
Auditing
Subsidiaries and affiliates
(Board of) Auditors
Investigation
Reporting
Enhancing compliance / ethics
Behavioral guidelines ("our five key tenets" and principles of conduct for employees and "beliefs, pledges" and behavioral principles for employees)

iii) The state of establishment of an internal control system

Basic policy for the establishment of an internal control system

The Company will establish a system to ensure proper operations (hereinafter referred to as "internal control") as follows, in accordance with the Compay Law and the Company Law Enforcement Regulation.

A. System to ensure duties of directors and employees conform to laws and the Articles of Incorporation (Article 362, Paragraph 4, Item 6 of the Company Law and Article 100, Paragraph 1, Item 4 of the Company Law Enforcement Regulation)

(a) "Achieving proper corporate management that aligns the growth and development of the Company with the contentment of the employees and the fulfillment of social responsibility." The Company puts up the concurrent development of society and corporation as its company credo in 1974, making it the guidelines for management.

(b) To make employees adhere to sound ethics and comply with laws and the Articles of Incorporation, in 1999 the Company released beliefs, pledges and behavioral principles for employees – "pledge to our customers," "pledge to our shareholders," "pledge to our business partners," "pledge to our employees," and "pledge to society" – and our five key tenets and principles of conduct for employees – "creation and innovation," "ownership," "positivity," "leadership" and "fair play." To clarify the things that employees should observe, these mission statements stipulate senses of values that should be shared by all employees, with the company credo as their basis, and employees should behave in line with them. The Company also compiled a booklet, dubbed "The Unicharm Way," which covers such things as 1) the behavioral guidelines, 2) Unicharm's sayings, 3) manual for the introduction of SAPS (Schedule-Action-Performance-Schedule) business model, 4) Unicharm Information Security Policy, and 5) crisis management communication manual. Since April 1, 2005, this booklet is carried by all employees and can be checked anytime, including at morning meetings where the booklet is read in chorus by all those present.

(c) In fiscal 2004, the Company started the "SAPS business model," which mainly calls for respect for people and attaching importance to the satisfaction felt when objectives are achieved. Connecting all its bases at home and abroad via a teleconferencing system, the Company holds a "SAPS management council" from 8:00 a.m. every Monday, in which all directors, all executive officers, heads of all divisions and heads of all bases take part. At this council, the President and CEO of the Company gives his thoughts on management to make employees aware of the management's spirit. Thus, the Company devotes itself to corporate activities based on the building of a corporate climate in which autonomous corporate governance functions. Furthermore, SAPS small group activities are independently implemented every week in line with the management policy under the auspices of field managers who belong to all corporations in Japan and overseas, and the Company makes weekly reports on the progress of each priority measure. Participants put their heads together to autonomously carry out reform and improvement campaigns every day. The number of such small groups stood at 249 as of April 2008.

(d) The Intellectual Property Legal Affairs Department is responsible for issues concerning legal compliance, while the Corporate Ethics Office of the CSR Department is in charge of matters that do not violate laws as such, but lie in a grey area in terms of what is classified as a proper action for an employee. The Company and its group companies have employee consultation counters where employees can seek advice if they have noticed any violation of laws and/or ethics. For instance, the Company has a "rin-rin dial" service, while Unicharm Pet Care Corporation has a "Unicharm Pet Care rin-rin dial" service. Under the group-wide lateral law compliance system, the Company and its group firms are doing their best to address problems.

(e) When the Corporate Ethics Office, directors or auditors discover problems concerning legal compliance and/or ethics, they are to quickly report to the general manager of the CSR Department. After receiving a report, the general manager of the CSR Department will investigate the details of the report and hold the Corporate Ethics Committee as necessary, if the trouble is very urgent, important or dangerous. The President and CEO of the Company will chair the committee, while the general manger of the CSR Department will serve as the secretary-general and the general manger of the Planning Headquarters, the general manager of the Human Resources Development Department and the general manager of the Intellectual Property Legal Affairs Department will be committee members. The chairman will appoint some officials concerned as committee members, as required, to have them resolve the issue. The chairman will discuss measures to prevent recurrence of problems with committee members and implement such measures throughout the company.

(f) After the Corporate Ethics Committee has investigated the facts, if it confirms that there has been some violation of laws or rules by employees, it will immediately order the employees to desist such action and take any necessary steps, including punishment, in accordance with the Working Regulations and other in-house regulations.

B. System to preserve and manage information concerning execution of duties by directors (Article 100, Paragraph 1, Item 1 of the Company Law Enforcement Regulation)

(a) Information on the execution of duties by directors will be recorded and preserved in writing or electromagnetic media (hereinafter referred to as "documents and other media") in accordance with the Document Control Regulations.

(b) Directors and auditors can always read these documents and other media in accordance with the Document Control Regulations.

C. System to control risk of losses and others systems (Article 100, Paragraph 1, Item 2 of the Corporation Law Enforcement Regulation)

There are a wide range of risks that affect management widely, including those related to the execution of operations, those related to legal compliance and those related to financial reports. The Company will establish and operate internal controls by prioritizing risks after assessing the overall situation.

(a) With regard to risks concerning the execution of operations of the Company, executive officers appointed by the Board of Directors will manage the risks involved in the duties for which they are responsible.

(b) Risks concerning legal compliance will be managed as shown in A. (d).

(c) For risks related to security, the Company will establish 1) Information Security Regulations, 2) Personal Information Protection Regulations, 3) Personnel Information Control Regulations and 4) Document Control Regulations. The Planning Headquarters will oversee 1) and 4); the CSR Department will handle 2); the Global SAPS Human Resources Development Department will be concerned with 3).

(d) The CSR Department will manage risks concerning quality by applying the quality management system based on the ISO9001 quality guarantee standard to every process, from marketing to delivery of products, and by building an across-the-board quality assurance system. It will also implement internal and external audits to verify the conformity and validity of the system from the standpoint of "quality management = quality business," and take corrective and preventive measures to realize continuous improvement. Unicharm Products Co., Ltd., which is in charge of manufacturing, has a Quality Control Department that undertakes the headquarters' functions of quality control. It also has a quality control group in each plant to ensure the quality of the products. The Quality Control Department set up a Quality Assurance Subcommittee at the CSR Committee, to push forward with CSR throughout the company, as a company-wide management review. The subcommittee meets quarterly in a bid to improve product quality with all members of the company working together. With its overseas production plants (in China, South Korea, Taiwan, Thailand and Indonesia) also having obtained ISO9001 status, the company is working hard to improve quality on a global basis.

(e) Environmental preservation activities are the priority issue of CSR and the Company controls risks concerning the environment by driving forward activities on a top-down basis under the Environment Subcommittee, set up in the CSR Committee. To reduce the environmental impact of its overall business, the Company has established a company-wide environmental action plan to control environmental risks through this mechanism. Principal offices in Japan have obtained ISO14001 certification.

(f) With regard to risks related to financial reports, the executive officer in charge of accounting specifies important items concerning accounting in accordance with the Decision-Making Authority Regulations, and submits them to the Board of Directors. Once the Board of Directors makes a decision about the disclosure of specific matters, the matters are disclosed in a timely and proper fashion.

(g) To control crisis-related risks, the Company has prepared a crisis management communication manual, which specifies nine risks: 1) quality; 2) environment; 3) merchandise labeling; 4) labor safety; 5) human rights; 6) risks related to suppliers; 7) risks related to the top management (abduction, kidnapping, etc.); 8) disaster; and 9) information systems-related accidents. This manual is aimed at discovering any potential crisis at a very early stage and prescribing preventive measures to be taken in times of normality, and methods and standards for reporting crises when they are discovered. If a crisis should occur, the Company will be able to quickly and accurately grasp the situation and prevent any damage from escalating, while communicating with its stakeholders in a timely and proper manner. To that end, the Company has set up an organization to cope with crises - comprised of an official in charge of risks, a Crisis Management Team (CMT) and a Crisis Response Team (CRT). Thus, the Company has established a human/physical system to handle crisis-related risks.

(h) The Internal Auditing Office, in cooperation with relevant sectors, audits the state of everyday risk control in each division of the Company and its group companies in line with these regulations and manuals.

D. System to ensure efficient execution of duties by directors (Article 100, Paragraph 1, Item 3 of the Company Law Enforcement Regulation)

In fiscal 2004, the Company started a SAPS management method, which calls for respecting people and attaching importance to the satisfaction felt when objectives are achieved, by compiling its past management methods. The SAPS business model specifies that 50% of the Company's energy should be spent on analyzing the current state of affairs; the Company should clearly set management objectives, or "targets"; the Company should investigate the true causes of problems from different standpoint; and the Company's time and effort should be concentrated on issues of high priority. In concrete terms, directors are helped to perform their duties according to the following processes.

(a) A company-wide general guidelines will be indicated by the President and CEO put before the Board of Directors in January every year. Based on the company-wide general guidelines decided at the Board of Directors, the executive officer in charge of each business division or functional division will hold a meeting to convey and share the company-wide guidelines with constituents of the division under his or her charge to thoroughly drive home the guidelines.

(b) Each business division/functional division will break down the company-wide general guideline individual strategies into each division from February to March every year to prepare consistent divisional policies, which will be submitted to the Business Plan Advisory Committee, with all directors and all auditors as its standing members. In addition to the standing members, relevant executive officers and persons concerned will attend the Business Plan Advisory Committee. Business divisions will prepare business division policies for the latter half of the fiscal year in August and refer them to the Business Plan Advisory Committee. Through the processes mentioned above, the company-wide medium-term business plan and its strategies, which apply to both directors and employees, will be reflected in the strategies and annual/semiannual objectives of each division/office.

(c) The Planning Headquarters and the Accounting Division will work out budgets by business division and by corporation on a six-month basis to materialize the medium-term business plan. The priority of capital spending plans and new businesses will be decided, in principle, based on their contribution to the achievement of the medium-term business plan's targets.

(d) At the Business Execution Board, which is convened every month, the President and CEO will give instructions in advance about the important points of what should be discussed and executive officers in charge of the important points will report measures to cope with the issues. The Accounting Division will report the difference between the budgets by business and by subsidiary, including overseas local units, and their results as well as the reasons for the difference. A teleconference system covering all offices and bases, including overseas bases, will ensure that information is conveyed to all employees.

(e) Any failure to achieve targets will be analyzed and measures to eliminate or reduce such failures will be developed. The measures will be given to "small groups" to carry out on-site improvement activities by repeatedly searching for the causes of any failure.

(f) The Company has set up a Settlement Committee, chaired by the executive officer in charge of accounting, so that it will be able to efficiently manage its operations by obtaining the understanding of its investors and other stakeholders for our corporate philosophy and our targets, including the vision that we aim to realize under the Global 10 Plan. The Company is doing its utmost to carry out, without delay, tasks concerning the settlement of accounts and the general meetings of shareholders as well as proper and timely disclosure in accordance with the laws and the Articles of Incorporation. The President and CEO is taking the lead in disclosure of corporate information. The Company will expand functions of the Settlement Committee as an institution to deliberate on matters to be disclosed in a timely fashion throughout the year.

E. System to ensure proper operations in the corporate group comprised of the joint-stock company and its parent company and subsidiaries (Article 100, Paragraph 1, Item 5 of the Company Law Enforcement Regulation)

(a) The Company and its group companies have a corporate philosophy system comprised of (i) the company credo, (ii) beliefs, pledges and behavioral principles for employees, and (iii) our five key tenets and principles of conduct for employees, all based on three core characteristics fostered since the founding of the Company - 'Securing the No. 1 position by continuing to do its best,' 'theory of changing value,' and 'taking responsiblity' -. "Unicharm's Sayings," which was first established in 1986, revised as a second edition in 1995, and updated in the third edition in 1999 and the fourth edition in 2002, form the corporate climate of Unicharm Group as a corporate group and serve as the foundation to promote awareness of legal compliance.

(b) The Company has established Decision-Making Authority Regulations, common to the Company and its group companies, to specify which matters require the approval of the parent company and which are to be decided independently by group firms, thus clarifying the corporate group's decision-making process.

(c) To establish internal control in the Company and its group companies, the Company will set up an in-house organization to build internal control in each group company as well as establish a system, under which discussions on internal control at the Company and between group companies are made efficiently and in which common dissemination of information and transmission of instructions and requests can be carried out efficiently.

(d) The Internal Auditing Office of the Company conducts internal audits of the Company and its group companies and reports the results to the President and CEO and auditors.

(e) As mentioned in D (d) above, the Company sets numerical targets for each group firm and each month the Business Execution Board reviews the attainment of numerical targets by corporation, along with the company-wide business numerical goals. Thus, the Company has spread PDCNA (Plan-Do-Check-Next Action) based on the SAPS business method into group companies as well.

(f) The Company has set up a system that enables employees of group companies to directly report issues related to legal compliance, as mentioned in A. (d).

(g) The Company ensures information is shared among all employees by conveying the management philosophy of the management and behavior patterns via "i-navi," a company-wide cross-sectional portal site, and by providing an "e-learning" service, designed to improve employees' capabilities.

F. System when auditors request installation of employees who may assist in auditors' duties (Article 100, Paragraph 3, Item 1 of the Company Law Enforcement Regulation)

(a) As a company with a corporate auditor system, the Company has four auditors, two standing auditors and two external auditors.

(b) If auditors ask for assistant staff to be installed, they will discuss and resolve with directors such matters as the number of such staff, their required abilities, their authority, the organization to which they should belong, and the extent of auditors' authority over them. Based on this rule, the Board of Auditors was established in fiscal 2007.

(c) The Internal Auditing Office conducts internal audits on items, which are requested by auditors through discussions at the Internal Auditing Report Meeting and the Board of Auditors meeting, and reports the results of the internal audits to the Board of Auditors.

G. Matters concerning independence of employees specified in the preceding item from directors (Article 100, Paragraph 3, Item 2 of the Company Law Enforcement Regulation)

When the assistant staff specified in the preceding item are installed, decisions regarding appointments and transfer of power, such as appointment and transfer, shall require the consent of standing auditors in advance in order to secure the independence of the said staff.

H. System concerning reports made by directors and employees to auditors and other reports made to auditors (Article 100, Paragraph 3, Item 3 of the Company Law Enforcement Regulation)

(a) Regulations laying down items that should be reported to auditors will be established as the Board of Directors Regulations through discussions with the Board of Directors. The regulations will include the following items.

1) Items decided at the Board of Directors' meeting
2) Items that could cause considerable damage to the Company
3) Important items regarding monthly management status
4) Important items concerning the status of internal auditing and risk management
5) Serious violation of laws and/or the Articles of Incorporation
6) Violation of laws/the Articles of Incorporation and serious violation of ethics, which have been reported to the consultation counter of the Corporate Ethics Office
7) Other important items concerning quality and the environment

(b) Employees may directly report to auditors when they discover serious facts concerning the preceding items 2) and 5).

(c) Meetings auditors attend:

1) Board of Directors' meeting
2) Business Planning Advisory meeting
3) Business Execution Board meeting
4) Settlement Committee
5) Internal Auditing Report Meeting
6) Crisis Management Committee
7) CSR Committee/CSR Auditor Report Meeting

(d) Materials, circulars and reports auditors read are those concerning:

1) The President and CEO
2) Legal compliance
3) Risk management
4) Internal audit
5) Changes in accounting policies/establishment (revision and abolishment) of accounting standards, etc.
6) Important lawsuits/disputes
7) Accidents, illegality, complaints and trouble
8) Results of inspection by the authorities and external audit
9) Administrative penalties given by the authorities, etc.

I. System to ensure effective implementation of audit by auditors (Article 100, Paragraph 3, Item 4 of the Company Law Enforcement Regulation)

The Board of Auditors shall have a meeting to exchange views with the President and CEO once a month, and with the auditing company every quarter.

(Note) "Employees" used in this basic policy mean "employees" under the Company Law.

iv) Status of internal auditing and audit by auditors

The Company has established the Internal Auditing Office under the direct control of the President and CEO, as an internal auditing division. The Internal Auditing Office, comprised of six persons, conducts internal audits of operational divisions, prepares internal audit reports describing any matters of concern that it has discovered and recommendations for improvements, reports these to the President and CEO, and then submits them to the Board of Auditors as well as the audited divisions themselves. If it notes any improper matters, it prepares an improvement plan that is executed while the Internal Auditing Office monitors the results.

The Board of Auditors is made up of four individuals—two internal auditors and two external ones—which helps it to further increase the transparency of corporate actions. Each auditor conducts his or her auditing activities by adhering to the auditing policy and execution plan set by the Board of Auditors, and attends major meetings concerning management decision-making as a standing member, thereby helping to achieve corporate governance.

v) The state of financial auditing

The Company appointed Deloitte Touche Tohmatsu as the financial auditor and receives recommendations for operational improvements after each audit. There exists no particular conflict of interest between Unicharm and Deloitte Touche Tohmatsu or any of the managing partners in charge of the Company's audit.

<Names of certified public accountants in charge>
Engagement partners/Managing partners: Takao Goto
Engagement partners/Managing partners: Seibei Kyoshima

<Numbers of assistants for financial audit>
5 certified public accountants, 7 junior accountants and other assistants, 2 other persons

vi) Relationship with external auditors

The external auditor Masahiko Hirata is a former vice president of Matsushita Electric Industrial Co., Ltd. and has successively held prominent positions.

External auditor Haruhiko Takenaka has held positions such as managing director of the Industrial Bank of Japan, Limited (now Mizuho Corporate Bank, Ltd.) and auditor of Nissan Motor Co., Ltd.

There are no business relationships or other vested interests between the Company and the external auditors.

(2) The state of development of risk management system

As regards the risk management system, the Company set up a CSR Department that is in charge of across-the-board supervision of (i) environmental responsiveness, (ii) quality assurance, (iii) compliance with the Pharmaceutical Affairs Law and relevant regulations, (iv) ensuring product safety, and (v) corporate integrity and ethics, which are important issues for Unicharm's business activities, while seeking to drive home the company credo of "proper corporate management" to all employees in order to integrate the maximization of customer satisfaction and the strengthening of corporate competitiveness by striking a balance between environmental and economic necessities. Also, if for some reason there occurs a crisis that may affect the Company internally and/or externally, the Company will seek to contain any damage by rapidly and accurately assessing the situation, and by communicating to affected stakeholders in a timely and proper manner in order to fulfill the corporate social responsibility, while concurrently preparing a crisis management communication manual, delivering it to all divisions involved in operations to protect corporate value, and providing pamphlets that includes guidelines, rules and environmental regulations that must be followed by all regular employees and directors.

(3) Directors' compensation

Compensation to directors and auditors in the fiscal year under review is as follows.

Classification	Directors		Auditors		Total	
	Number of personnel receiving compensation	Amount of compensation (millions of yen)	Number of personnel receiving compensation	Amount of compensation (millions of yen)	Number of personnel receiving compensation	Amount of compensation (millions of yen)
Compensation based on the articles of incorporation or the resolution of shareholders' meeting	7	326	4	43	11	369

(Note) There are seven directors and four auditors as of the end of fiscal year under review.

(4) Compensation for Audit

<Compensation to Tomatsu, which is the Company's accounting auditor>

Compensation based on operations specified in section 1, article 2 of Certified Public Accountant Law: ¥67 million (of which the Company pays ¥40 million and consolidated subsidiaries pay ¥27 million)

Compensation other than the above: ¥7 million (of which the Company pays ¥1 million and consolidated subsidiaries pay ¥5 million)

(Note) Compensation other than that mentioned above is compensation for professional advisory services concerning evaluation of internal control over financial reporting.

(5) Others

1) The number of directors of the Company is set to be 10 at the maximum in its Articles of Incorporation.

2) In order to facilitate efficient capital policies and dividend policies, the Company has set in its Articles of Incorporation that matters such as dividends of retained earnings that are specified in Paragraph 1, Article 459 of the Company Law shall be decided upon resolution of the board of directors' meeting, not upon resolution of the general meeting of shareholders, unless otherwise stipulated by laws and regulations.

3) The Company has set in its Articles of Incorporation that election of directors shall be decided at a meeting where shareholders with one-third or more of voting rights of shareholders who can exercise voting rights are present upon vote of the majority of the shareholders present. The Company has also set in its Articles of Incorporation that election of directors shall not be decided by cumulative voting.

4) With a view to facilitating the operation of regular meetings of shareholders, the Company has set in its Articles of Incorporation that special resolutions specified in Article 309, Paragraph 2 of the Company Law shall be made at a meeting attended by shareholders who

hold one-third or more of the voting rights of shareholders who can exercise voting rights by votes of two-thirds or more of the voting rights of the shareholders present.

Section 5 [Financial Standing]

1. Method of Preparation of Consolidated Financial Statements and Financial Statements

   (1) The consolidated financial statements of the Company are prepared in accordance with the Rules Concerning Terms, Forms and Methods of Preparation of Consolidated Financial Statements (Ministry of Finance Ordinance No. 28 of 1976; hereinafter referred to as "Rules on Consolidated Financial Statements").

   The consolidated financial statements of the Company were prepared in accordance with the pre-revision Rules on Consolidated Financial Statements up until the previous fiscal year (from April 1, 2006 to March 31, 2007) and are prepared in accordance with the revised Rules on Consolidated Financial Statements in the fiscal year under review (from April 1, 2007 to March 31, 2008).

   (2) The financial statements of the Company are prepared in accordance with the Rules Concerning Terms, Forms and Methods of Preparation of Financial Statements (Ministry of Finance Ordinance No. 59 of 1963; hereinafter referred to as "Rules on Financial Statements").

   The financial statements of the Company were prepared in accordance with the pre-revision Rules on Financial Statements up until the previous fiscal year (from April 1, 2006 to March 31, 2007) and are prepared in accordance with the revised Rules on Financial Statements the fiscal year under review (from April 1, 2007 to March 31, 2008).

2. Audit Certification

   The Company had Audit Corporation Tohmatsu audit consolidated financial statements covering the previous consolidated fiscal year (April 1, 2006 through March 31, 2007) and the previous fiscal year (April 1, 2006 through March 31, 2007) pursuant to the provisions of Article 193-2 of Securities and Exchange Law, and the consolidated fiscal year under review (April 1, 2007 through March 31, 2008) and the fiscal year under review (April 1, 2007 through March 31, 2008) pursuant to the provisions of Article 193-2, Paragraph 1 of the Financial Instruments and Exchange Law.

1. [Consolidated Financial Statements, etc.]

(1) [Consolidated Financial Statements]

1) [Consolidated Balance Sheet]

(Amounts in Millions of Yen)

Classification	Note No.	Previous Consolidated Fiscal Year (as of March 31, 2007) Amount		Percentage (%)	Consolidated Fiscal Year under Review (as of March 31, 2008) Amount		Percentage (%)
(Assets)							
I Current assets							
1 Cash and deposits			65,471			86,850	
2 Notes and accounts receivable	*5		38,011			38,287	
3 Marketable securities			13,112			6,906	
4 Inventories			20,376			19,299	
5 Deferred tax assets			2,638			3,524	
6 Other current assets			3,049			2,964	
Allowance for bad debts			(71)			(83)	
Total current assets			142,588	53.1		157,751	57.3
II Fixed assets							
1 Tangible fixed assets	*1						
(1) Buildings and other structures			25,204			25,298	
(2) Machinery, equipment and vehicles			45,490			45,582	
(3) Land	*3		9,975			9,715	
(4) Construction in progress			4,332			4,176	
(5) Other tangible fixed assets			1,721			1,690	
Total tangible fixed assets			86,725	32.2		86,463	31.4
2 Intangible fixed assets							
(1) Goodwill			2,724			2,542	
(2) Other intangible fixed assets			1,302			1,202	
Total intangible fixed assets			4,027	1.5		3,745	1.4
3 Investments and other assets							
(1) Investment securities	*2		29,604			20,360	
(2) Deferred tax assets			-			424	
(3) Revaluation of deferred tax assets	*3		222			222	
(4) Other investments			5,768			6,661	
Allowance for bad debts			(173)			(192)	
Total investments and other assets			35,422	13.2		27,476	9.9
Total fixed assets			126,175	46.9		117,684	42.7
Total Assets			268,763	100.0		275,435	100.0

(Amounts in Millions of Yen)

Classification	Note No.	Previous Consolidated Fiscal Year (as of March 31, 2007) Amount		Percentage (%)	Consolidated Fiscal Year under Review (as of March 31, 2008) Amount		Percentage (%)
(Liabilities)							
I Current liabilities							
1 Notes and accounts payable	*5		32,721			38,481	
2 Short-term bank loans			6,981			3,427	
3 Accrued expenses			23,828			25,529	
4 Accrued corporate income tax			3,047			6,696	
5 Reserve for bonus payment			3,161			3,279	
6 Reserve for bonus payment to directors			191			-	
7 Other current liabilities			5,437			5,019	
Total current liabilities			75,370	28.0		82,433	30.0
II Long-term liabilities							
1 Long-term debt			1,738			1,451	
2 Deferred tax liabilities			4,742			2,514	
3 Provision for severance benefits			6,285			6,105	
4 Provision for Directors' severance bonus			1,198			-	
5 Other long-term liabilities			2,378			3,759	
Total long-term liabilities			16,343	6.1		13,831	5.0
Total liabilities			91,714	34.1		96,265	35.0
(Net Assets)							
I Shareholders' equity							
1 Common stocks			15,992			15,992	
2 Additional paid-in capital			18,590			18,590	
3 Retained earnings			140,547			154,331	
4 Treasury stocks			(23,119)			(28,129)	
Total shareholders' equity			152,010	56.6		160,785	58.4
II Valuation and translation adjustments, etc.							
1 Unrealized gains on available-for-sale securities			6,960			1,910	
2 Gains (losses) on deferred hedges			4			(45)	
3 Land revaluation difference	*3		(324)			(324)	
4 Foreign currency translation adjustment			2,513			(75)	
Total valuation and translation adjustments, etc.			9,155	3.4		1,465	0.5
III Minority interests			15,883	5.9		16,919	6.1
Total net assets			177,049	65.9		179,170	65.0
Total liabilities and net assets			268,763	100.0		275,435	100.0

2) [Consolidated Statement of Income]

(Amounts in Millions of Yen)

Classification	Note No.	Previous Consolidated Fiscal Year (April 1, 2006 – March 31, 2007) Amount		Percentage (%)	Consolidated Fiscal Year under Review (April 1, 2007 – March 31, 2008) Amount		Percentage (%)
I Net sales			301,880	100.0		336,864	100.0
II Cost of sales	*2		173,238	57.4		196,130	58.2
Gross profit			128,641	42.6		140,734	41.8
III Selling, general and administrative expenses	*1,2		98,711	32.7		107,002	31.8
Operating income			29,929	9.9		33,731	10.0
IV Non-operating income							
1 Interest received		615			692		
2 Dividends received		237			331		
3 Gain on sale of marketable securities		55			15		
4 Subsidies received		184			396		
5 Foreign currency gain or loss		338			-		
6 Other non-operating income		466	1,897	0.7	585	2,021	0.6
V Non-operating expenses							
1 Interest paid		412			457		
2 Sales discount		1,221			1,574		
3 Foreign currency gain or loss		-			1,239		
4 Other non-operating expenses		121	1,755	0.6	153	3,425	1.0
Ordinary income			30,071	10.0		32,327	9.6
VI Extraordinary profit							
1 Gain on sale of fixed assets	*3	173			65		
2 Gain on sale of investment securities		33			26		
3 Gain on sale of stock of affiliates		-			131		
4 Gain on reversal of allowance for bad debts		8			0		
5 Gain on reversal of reserve for bonus payment to Directors		-			174		
6 Other extraordinary profit		9	225	0.1	-	398	0.1
VII Extraordinary loss							
1 Loss on disposal of fixed assets	*4	792			779		
2 Loss on evaluation of investment securities		8			5		
3 Provision of reserve for employee severance benefits	*5	250			-		
4 Loss on changes in equity of consolidated subsidiary		16			27		
5 Other extraordinary loss		150	1,218	0.5	20	832	0.2
Income before taxes and other adjustments			29,078	9.6		31,893	9.5
Corporate income tax, inhabitant tax and business tax		10,062			12,509		
Adjustments on corporate income tax, etc.		1,890	11,952	4.0	(126)	12,382	3.7
Minority interests in net income			2,067	0.6		2,827	0.8
Net income			15,058	5.0		16,683	5.0

3) [Consolidated Statement of Changes in Shareholders' Equity]

Previous Consolidated Fiscal Year (April 1, 2006 – March 31, 2007)

(Millions of yen)

	Shareholders' equity				
	Common stocks	Additional paid-in capital	Retained earnings	Treasury stocks	Total shareholders' equity
Balance as of March 31, 2006	15,992	18,590	128,106	(17,105)	145,585
Changes during the consolidated fiscal year					
Payment of dividends			(2,463)		(2,463)
Net income			15,058		15,058
Directors' bonus			(149)		(149)
Acquisition of treasury stocks				(6,014)	(6,014)
Reversal of land revaluation difference			(5)		(5)
Changes (net amount) of items other than shareholders' equity during the consolidated fiscal year					-
Total changes during the consolidated fiscal year	-	-	12,440	(6,014)	6,425
Balance as of March 31, 2007	15,992	18,590	140,547	(23,119)	152,010

	Valuation and translation adjustments, etc.					Minority interests	Total net assets
	Unrealized gains on available-for-sale securities	Gains (losses) on deferred hedges	Land revaluation difference	Foreign currency translation adjustment	Total valuation and translation adjustments		
Balance as of March 31, 2006	6,289	-	(330)	(362)	5,596	14,304	165,486
Changes during the consolidated fiscal year							
Payment of dividends					-		(2,463)
Net income					-		15,058
Directors' bonus					-		(149)
Acquisition of treasury stocks					-		(6,014)
Reversal of land revaluation difference					-		(5)
Changes (net amount) of items other than shareholders' equity during the consolidated fiscal year	671	4	5	2,876	3,558	1,578	5,136
Total changes during the consolidated fiscal year	671	4	5	2,876	3,558	1,578	11,562
Balance as of March 31, 2007	6,960	4	(324)	2,513	9,155	15,883	177,049

Consolidated Fiscal Year under Review (April 1, 2007 – March 31, 2008)

(Millions of yen)

	Shareholders' equity				
	Common stocks	Additional paid-in capital	Retained earnings	Treasury stocks	Total shareholders' equity
Balance as of March 31, 2007	15,992	18,590	140,547	(23,119)	152,010
Changes during the consolidated fiscal year					
Payment of dividends			(2,899)		(2,899)
Net income			16,683		16,683
Acquisition of treasury stocks				(5,009)	(5,009)
Changes (net amount) of items other than shareholders' equity during the consolidated fiscal year					-
Total changes during the consolidated fiscal year	-	-	13,784	(5,009)	8,775
Balance as of March 31, 2008	15,992	18,590	154,331	(28,129)	160,785

	Valuation and translation adjustments, etc.					Minority interests	Total net assets
	Unrealized gains on available-for-sale securities	Gains (losses) on deferred hedges	Land revaluation difference	Foreign currency translation adjustment	Total valuation and translation adjustments		
Balance as of March 31, 2007	6,960	4	(324)	2,513	9,155	15,883	177,049
Changes during the consolidated fiscal year							
Payment of dividends					-		(2,899)
Net income					-		16,683
Acquisition of treasury stocks					-		(5,009)
Changes (net amount) of items other than shareholders' equity during the consolidated fiscal year	(5,050)	(49)	-	(2,589)	(7,689)	1,036	(6,653)
Total changes during the consolidated fiscal year	(5,050)	(49)	-	(2,589)	(7,689)	1,036	2,121
Balance as of March 31, 2008	1,910	(45)	(324)	(75)	1,465	16,919	179,170

4) [Consolidated Statement of Cash Flows]

(Millions of Yen)

Classification	Note No.	Previous Consolidated Fiscal Year (April 1, 2006 – March 31, 2007) Amount	Consolidated Fiscal Year under Review (April 1, 2007– March 31, 2008) Amount
I Cash flows from operating activities			
1 Income before tax and other adjustments		29,078	31,893
2 Depreciation expense		13,184	15,022
3 Increase (Decrease) in allowance for bad debts		(395)	33
4 Increase (decrease) in reserve for employee severance benefits		319	(179)
5 Increase in reserve for directors' severance bonus		62	-
6 Receipt of interest and dividends		(852)	(1,024)
7 Payment of interest		412	457
8 Gain on sale of investment securities		(33)	(26)
9 Gain on sale of stock of affiliates		-	(131)
10 Loss on evaluation of investment securities		8	5
11 Gain on sale of fixed assets		(173)	(65)
12 Loss on disposal of fixed assets		792	779
13 (Increase) in trade receivables		(4,851)	(295)
14 (Increase) decrease in inventories		(3,956)	1,076
15 Increase in trade payables		2,576	5,759
16 Increase in other current liabilities		5,091	1,307
17 Other		365	(1,023)
Sub-total		41,629	53,589
18 Amount of interest and dividend received		847	1,075
19 Amount of interest paid		(410)	(462)
20 Amount of corporate tax, etc. paid		(13,708)	(8,892)
Cash flows from operating activities		28,357	45,308
II Cash flows from investing activities			
1 Expenditure on acquisition of marketable securities		(95,688)	(71,207)
2 Income from sale and redemption of marketable securities		99,427	79,328
3 Expenditure on acquisition of tangible fixed assets		(20,760)	(17,049)
4 Income from sale of tangible fixed assets		567	151
5 Expenditure on acquisition of intangible fixed assets		(546)	(321)
6 Expenditure on acquisition of investment securities		(3,012)	(2,829)
7 Income from sale and redemption of investment securities		136	2,539
8 Expenditure on purchase of subsidiaries' stock accompanying changes in the scope of consolidation		(574)	-
9 Expenditure on sale of subsidiaries' stock accompanying changes in the scope of consolidation		-	(76)
10 Income from sale of subsidiaries' stock accompanying changes in the scope of consolidation		-	46
11 Other		122	(673)
Cash flows from investing activities		(20,328)	(10,091)

(Millions of Yen)

Classification	Note No.	Previous Consolidated Fiscal Year (April 1, 2006 – March 31, 2007) Amount	Consolidated Fiscal Year under Review (April 1, 2007 – March 31, 2008) Amount
III Cash flows from financing activities			
1 Net decrease in short-term bank loans		(2,499)	(3,774)
2 Income from incurrence of long-term debt		1,177	305
3 Expenditure on repayment of long-term debt		(65)	(126)
4 Expenditure on acquisition of treasury stocks		(6,014)	(5,009)
5 Amount of dividends paid		(2,461)	(2,903)
6 Amount of dividends paid to minority shareholders		(931)	(1,077)
Cash flows from financing activities		(10,795)	(12,585)
IV Currency translation effect on cash and cash equivalents		567	(763)
V Increase (decrease) in cash and cash equivalents		(2,199)	(21,868)
VI Amount of cash and cash equivalents outstanding at beginning of period		67,649	65,449
VII Amount of cash and cash equivalents outstanding at end of period		65,449	87,317

Important Matters Affecting the Preparation of Consolidated Financial Statements

Previous Consolidated Fiscal Year (April 1, 2006 – March 31, 2007)	Consolidated Fiscal Year under Review (April 1, 2007– March 31, 2008)
1. Matters related to the scope of consolidation All 26 subsidiaries of the Company are consolidated. The names of the main consolidated companies are omitted because they are listed in "4. Affiliates" under "Section 1 General Status of the Company". The Company established the following company in the fiscal year under review, turning it into a consolidated subsidiary. Name of the company: UNI-CHARM (VIETNAM) Co., Ltd. Unicharm Products Co., Ltd., a consolidated subsidiary of the Company, acquired shares in the following company in the fiscal year under review, turning it into a consolidated subsidiary. Name of the company: Mieux Products Co., Ltd.	1. Matters related to the scope of consolidation All 24 subsidiaries of the Company are consolidated. The names of the main consolidated companies are omitted because they are listed in "4. Affiliates" under "Section 1 General Status of the Company". The following company became an affiliate, since the Company sold part of shares it held in the company in the fiscal year under review. Name of the company: UBS Corporation The following company was excluded from the scope of consolidation, since the Company sold all shares it held in it in the fiscal year under review. Name of company: Unicharm Eduo Corporation
2. Application of equity method The equity method was applied to one affiliate of the Company. Name of main affiliate: The Fun Co., Ltd.	2. Application of equity method The equity method was applied to two affiliates of the Company. Name of main affiliate: The Fun Co., Ltd, UBS Corporation
3. Matters related to fiscal year, etc. of consolidated subsidiaries Fiscal closing dates for consolidated subsidiaries and equity method companies are the same as the fiscal closing date of the Company except for the following: The fiscal closing date for foreign subsidiaries (9 companies) and domestic subsidiary (1 company) is December 31. In preparing the consolidated financial statements, financial statements as of the said date were used, and necessary adjustments for consolidation purposes were made with respect to any important transactions taking place between the said date and the fiscal closing date.	3. Matters related to fiscal year, etc. of consolidated subsidiaries Fiscal closing dates for consolidated subsidiaries and equity method companies are the same as the fiscal closing date of the Company except for the following: The fiscal closing date for foreign subsidiaries (9 companies) and domestic subsidiary (1 company) is December 31. In preparing the consolidated financial statements, financial statements as of the said date were used, and necessary adjustments for consolidation purposes were made with respect to any important transactions taking place between the said date and the fiscal closing date.
4. Matters related to accounting standard (1) Standard and method of valuation of important assets 1) Marketable securities Held-to-maturity bonds … Amortized cost method (straight-line method) Other marketable securities Marketable securities with fair market value … Stated at market value based on fair market value, etc. as of fiscal closing date (Any valuation gain or loss to be reported in a designated component of shareholders' equity; cost of sale to be computed by the moving-average method) Marketable securities without fair market value … To be stated at cost based on the moving-average method	4. Matters related to accounting standard (1) Standard and method of valuation of important assets 1) Marketable securities Held-to-maturity bonds … Same as left Other marketable securities Marketable securities with fair market value … Same as left Marketable securities without fair market value … Same as left

Previous Consolidated Fiscal Year (April 1, 2006 – March 31, 2007)	Consolidated Fiscal Year under Review (April 1, 2007– March 31, 2008)
2) Inventories Products and merchandise … Stated at cost based on the periodic average method (for some of the consolidated subsidiaries, at whichever is lower: cost or market value based on the periodic average method) Raw materials … Stated at cost based on the moving-average method (for some of the consolidated subsidiaries, at cost based on the periodic average method) Work in process … Stated at cost based on the periodic average method Supplies … Stated at cost based on the periodic average method 3) Derivative transactions … Stated at market value based on the market price, etc. as of fiscal closing date	2) Inventories Products and merchandise … Same as left Raw materials … Same as left Work in process … Same as left Supplies … Same as left 3) Derivative transactions … Same as left
(2) Method of depreciation of important depreciable assets 1) Tangible fixed assets … Mainly by declining-balance method, but straight-line method applicable to buildings (excluding accessory equipment) acquired on or after April 1, 1998 Standard useful years are as follows: Buildings and other structures: 2 - 60 years Machinery, equipment and vehicles: 2 - 20 years 2) Intangible fixed assets … By straight-line method Standard useful years are internally estimated useful life (5 years) for software (for internal use). (3) Appropriation standard applicable to important provisions 1) Allowance for bad debts … In order to provide for losses from bad debts, the Company and its consolidated subsidiaries in Japan appropriate estimated amounts based on actual bad debts with respect to their general claims and estimated non-recoverable amounts based on individual examinations of recoverability of their specified claims including doubtful receivables. The overseas consolidated subsidiaries appropriate estimated unrecoverable amounts mainly with respect to their specified claims. 2) Provision for employees' bonus … An amount corresponding to the fiscal year under review is appropriated for the next payment of employees' bonus. 3) Provision for directors' bonuses … To provide for payment of directors' bonuses, the Company	(2) Method of depreciation of important depreciable assets 1) Tangible fixed assets … Same as left (Changes in accounting policies) With the revision of the Corporation Tax Law, the Company and its domestic consolidated subsidiaries adopted the depreciation method based on the revised Corporation Tax Law for tangible fixed assets acquired on or after April 1, 2007, effective from the fiscal year under review. The effect of this change on profit and loss is insignificant. (Additional information) Following the revision of the Corporation Tax Law, with regard to assets acquired on or before March 31, 2007, the Company and its domestic consolidated subsidiaries equally amortize, effective from the fiscal year under review, the difference between the amount equivalent to 5% of the acquisition value and the reminder value over a period of five years, starting from the following consolidated fiscal year of the consolidated fiscal year when depreciation finished to the depreciation limit. The effect of this change on profit and loss is insignificant. 2) Intangible fixed assets … By straight-line method Same as left (4) Appropriation standard applicable to important provisions 1) Allowance for bad debts … Same as left 2) Provision for employees' bonus … Same as left 3) —

appropriates the amount of bonus obligations as of the end of the consolidated fiscal year under review, based on the estimated amount of payment as of the end of the consolidated fiscal year under review. (Changes in accounting policies) Effective from the consolidated fiscal year under review, the Company and its domestic subsidiaries adopted "Accounting Standard for Directors' Bonus" (ASBJ Statement No. 4 issued on November 29, 2005). As a result, operating income, ordinary income and income before taxes and other adjustments decreased by ¥191 million each in comparison with the amount calculated in accordance with the conventional method. The effect of this change on the segment information is stated in the relevant section.	(Additional information) Following a revision of the directors' compensation system, directors' bonuses are to be included in compensation and the directors' bonuses set aside in the previous fiscal year will not be paid. Therefore, reserve for bonus payment to directors was reversed in the fiscal year under review and gain on reversal of reserve for bonus payment to directors of ¥174 million is posted under extraordinary profit.

Previous Consolidated Fiscal Year (April 1, 2006 – March 31, 2007)	Consolidated Fiscal Year under Review (April 1, 2007 – March 31, 2008)
4) Provision for employees' severance benefits … Out of the estimated amount of pension obligations and annuity assets as of the end of the fiscal year under review, the amount that is assumed to have accrued as of the end of the fiscal year under review is appropriated. Past-work liability is expensed on the pro-rata fixed installment basis over a certain specific number of years (5 years) within the length of the remaining period of service of the employees at the time of accrual of the said difference. Any arithmetic difference is expensed on the pro-rata fixed installment basis over a certain specific number of years (10 years) within the length of the remaining period of service of the employees at the time of accrual of such a difference.	4) Provision for employees' severance benefits … Same as left.
5) Provision for directors' severance bonus … In order to provide for payment of directors' severance bonus, the Company and some of its consolidated subsidiaries appropriate the necessary amount for payment as of the end of the interim fiscal period under review in accordance with the Rules on Directors' Severance Bonus.	5) — (Additional information) The Company and some of its consolidated subsidiaries decided to pay directors' severance bonus following the abolition of the system of directors' severance bonus, and reversed the whole amount of provision for directors' severance bonus in the fiscal year under review. Severance bonus payable of ¥1,131 million is included in "Other long-term liabilities" under Long-term liabilities.
(4) Criteria for converting important foreign currency-denominated assets and liabilities into Japanese Yen Foreign currency-denominated claims and debts are converted into Japanese Yen at the spot foreign exchange rate prevailing on the fiscal closing date, and any conversion differences are treated as gain or loss. The assets and liabilities of overseas subsidiaries, etc. are converted into Japanese Yen at the spot foreign exchange rate prevailing on the fiscal closing date; their earnings and expenses are converted into Japanese Yen at an average foreign exchange rate for the relevant period, and the conversion difference is included in the accounts of minority interests and foreign exchange translation adjustments within net assets.	(4) Criteria for converting important foreign currency-denominated assets and liabilities into Japanese Yen Same as left
(5) Method of treating important lease transactions The accounting treatment similar to the method applied to conventional leases is applied to financial leases other than those where the ownership of the leased properties is deemed to transfer to the lessees.	(5) Method of treating important lease transactions Same as left
(6) Important method of hedge accounting 1) Method of hedge accounting Deferred hedging is used. Designation of hedges is applied to foreign currency-denominated claims and debts carrying exchange contracts.	(6) Important method of hedge accounting 1) Method of hedge accounting Same as left
2) Method and subject of hedging Method of hedging … Exchange contracts Subject of hedging … Scheduled foreign currency- denominated transactions	2) Method and subject of hedging Method of hedging … Exchange contracts and currency swaps Currency options Subject of hedging … Same as left
3) Hedging policy As for exchange contracts methods, foreign exchange fluctuation risks are hedged in accordance with "Risk Management Policy on Derivative Transactions," an in-house hedging regulation of the Company.	3) Hedging policy …Foreign exchange fluctuation risks are hedged in accordance with "Risk Management Policy on Derivative Transactions," an in-house hedging regulation of the Company.
4) Method of assessing effectiveness of hedging Judgment as to the effectiveness of hedging is omitted, as it is assumed that the principal amount of the hedging method and the important terms concerning the hedge are identical, and foreign exchange or cash flow fluctuations will be fully offset at the time of commencement of hedging and	4) Method of assessing effectiveness of hedging Same as left

continuously thereafter. (7) Other important matters for preparation of consolidated financial statements Accounting treatment of Consumption Tax, etc. For accounting purposes, amounts on the interim consolidated financial statements are reported net of Consumption Tax and Local Consumption Tax.	(7) Other important matters for preparation of consolidated financial statements Accounting treatment of Consumption Tax, etc. Same as left

Previous Consolidated Fiscal Year (April 1, 2006 – March 31, 2007)	Consolidated Fiscal Year under Review (April 1, 2007 – March 31, 2008)
5 Matters related to valuation of assets and liabilities of consolidated subsidiaries Assets and liabilities of consolidated subsidiaries are evaluated in accordance with mark-to-market method.	5 Matters related to valuation of assets and liabilities of consolidated subsidiaries Same as left
6 Matters related to the amortization of goodwill For important items in the goodwill, the Company estimates the periods over which investment effects are identified on an individual basis and amortizes them evenly within 20 years of the date of their occurrence. Other items are amortized on the date of their occurrence.	6 Matters related to the amortization of goodwill and negative goodwill For important items in the goodwill and negative goodwill, the Company estimates the periods over which investment effects are identified on an individual basis and amortizes them evenly within 20 years of the date of their occurrence. Other items are amortized on the date of their occurrence.
7 Scope of funds in the interim consolidated statement of cash flows The funds consist of cash on hand, demand deposits and highly liquid short-term investments with maturities of three months or less, readily convertible into cash, and carry extremely low price-fluctuation risks.	7 Scope of funds in the consolidated statement of cash flows Same as left

(Changes in Accounting Treatment)

Previous Consolidated Fiscal Year (April 1, 2006 – March 31, 2007)	Consolidated Fiscal Year under Review (April 1, 2007 – March 31, 2008)
(Accounting standards for the presentation of net assets in the balance sheet) Effective from the consolidated fiscal year under review, the Company adopted "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No. 5 issued on December 9, 2005 and ASBJ Guidance No. 8 issued on December 9, 2005.) The above change has had no influence on profit and loss. The amount of what was previously presented as "Shareholders' Equity" was ¥161,161 million. Because of the amendment of Rules on Consolidated Financial Statements, the Company prepared the presentation of net assets in the balance sheet as of March 31, 2007, based on the amended Rules on Consolidated Financial Statements.	—

(Change in Method of Presentation)

Previous Consolidated Fiscal Year (April 1, 2006 – March 31, 2007)	Consolidated Fiscal Year under Review (April 1, 2007 – March 31, 2008)
(Consolidated Balance Sheet) Effective from the consolidated fiscal year under review, consolidation adjustment account and business right are presented as "Goodwill," based on the amended Financial Statements Regulations. During the previous consolidated fiscal year, business rights of ¥234 million were posted in "Other intangible fixed asset" for an intangible fixed asset in the consolidated balance sheet.	—

Notes

(Consolidated Balance Sheet) (Amounts in Notes 1 through 5 and 7 Expressed in Millions of Yen)

Previous Consolidated Fiscal Year (as of March 31, 2007)	Consolidated Fiscal Year under Review (as of March 31, 2008)
*1 Accumulated depreciation of tangible fixed assets: 123,280	*1 Accumulated depreciation of tangible fixed assets: 133,169
*2 Pledged assets relating to affiliates are as follows: Investment securities (equities): 87	*2 Pledged assets relating to affiliates are as follows: Investment securities (equities): 105
*3 The Company revaluated its business-use land in accordance with the "Law Concerning Revaluation of Land (Law No. 34 enforced on March 31, 1998)" and the "Law to partially modify the Law Concerning Revaluation of Land (modified on March 31, 2001)". Tax on the revaluation difference is included in the Assets as deferred assets concerning revaluation, and the amount of revaluation difference minus revaluation-related deferred tax is included in net assets as the revaluation difference. Method of revaluation Revaluation is based on the appraisal value as specified in Clause 5, Article 2 of the "Enforcement Regulations on the Law Concerning Revaluation of Land" (Ordinance No. 119 enforced on March 31, 1998). Date of revaluation: March 31, 2001 The difference between the market value of the revaluated business-use land at the year-end and its book value after revaluation: (441)	*3 The Company revaluated its business-use land in accordance with the "Law Concerning Revaluation of Land (Law No. 34 enforced on March 31, 1998)" and the "Law to partially modify the Law Concerning Revaluation of Land (modified on March 31, 2001)". Tax on the revaluation difference is included in the Assets as deferred assets concerning revaluation, and the amount of revaluation difference minus revaluation-related deferred tax is included in net assets as the revaluation difference. Method of revaluation Revaluation is based on the appraisal value as specified in Clause 5, Article 2 of the "Enforcement Regulations on the Law Concerning Revaluation of Land" (Ordinance No. 119 enforced on March 31, 1998). Date of revaluation: March 31, 2001 The difference between the market value of the revaluated business-use land at the year-end and its book value after revaluation: (516)
4 Guarantee obligations The Company's guarantee obligations against borrowings of non-consolidated companies from financial institutions are as follows: Clean Plaza Co-op: 104	4 Guarantee obligations The Company's guarantee obligations against borrowings of non-consolidated companies from financial institutions are as follows: Clean Plaza Co-op: 84
*5 Bills at maturity on the end of the consolidated fiscal year are accounted assuming they are settled on the date of maturity. As the end of the consolidated fiscal year under review was a bank holiday, the following bills at maturity on the end of the consolidated fiscal year are excluded from the balance as of the end of the consolidated fiscal year under review: Notes receivable 149 Notes payable 427	—

(Consolidated Statement of Income)

(Millions of Yen)

Previous Consolidated Fiscal Year (April 1, 2006 – March 31, 2007)		Consolidated Fiscal Year under Review (April 1, 2007 – March 31, 2008)	
*1 Breakdown of main items in selling, general and administrative expenses		*1 Breakdown of main items in selling, general and administrative expenses	
Sales-related transportation expense	17,279	Sales-related transportation expense	17,977
Sales promotion expense	31,734	Sales promotion expense	37,280
Advertising expense	10,116	Advertising expense	10,518
Employees' salaries and bonus	10,876	Employees' salaries and bonus	11,276
Amount newly categorized as provision for employees' bonus	1,307	Amount newly categorized as provision for employees' bonus	1,474
Amount newly categorized as provision for bonus to directors	191	Amount newly categorized as provision for severance benefits	825
Amount newly categorized as provision for severance benefits	938	Depreciation expense	1,612
Amount newly categorized as provision for directors' severance bonus	64		
Depreciation expense	1,281		
*2 Research and development expenses included in selling, general and administrative expenses and manufacturing costs incurred in the fiscal year under review were ¥4,331 million.		*2 Research and development expenses included in selling, general and administrative expenses and manufacturing costs incurred in the fiscal year under review were ¥4,504 million.	
*3 Breakdown of main items in gain on sale of fixed assets		*3 Breakdown of main items in gain on sale of fixed assets	
Buildings and other structures	157	Machinery, equipment and vehicles	27
Machinery, equipment and vehicles	12	Land	37
Land	4	Other	1
*4 Breakdown of main items in loss on disposal of fixed assets		*4 Breakdown of main items in loss on disposal of fixed assets	
Loss on disposal of fixed assets s		Loss on disposal of fixed assets	
Buildings and other structures	52	Buildings and other structures	47
Machinery, equipment and vehicles	475	Machinery, equipment and vehicles	577
Removal expense	28	Removal expense	90
Other	58	Other	37
Loss on sales of fixed assets		Loss on sales of fixed assets	
Buildings and other structures	1	Machinery, equipment and vehicles	8
Machinery, equipment and vehicles	39	Land	18
Land	134	Other	0
*5 Provision for accrued retirement benefits for employees United Charm Co., Ltd. changed its retirement benefit system as of the end of the consolidated fiscal year under review and posted provision for accrued retirement benefit for previous year of ¥250 million.		—	

(Items related to the Consolidated Statements of Shareholders' Equity)

Previous Consolidated Fiscal Year (April 1, 2006 – March 31, 2007)

1. Items related to outstanding shares and treasury stocks (Unit: Shares)

Type of shares	Balance at the End of the Previous Consolidated Fiscal Year	Increase	Decrease	Balance at the End of the Consolidated Fiscal Year under Review
Outstanding shares				
Common stocks	68,981,591	-	-	68,981,591
Treasury stocks				
Common stocks	3,611,190	945,185	-	4,556,375

(Outline of reasons for the change)

Main items of the increase are as follows:

1. Increase from acquisition of odd-lot shares: 2,185 shares

2. Increase from purchase of treasury stocks: 943,000 shares

2. Items related to dividend

(1) Dividends paid

Resolution	Type of shares	Total amount of dividends (Millions of yen)	Dividend per share (Yen)	Record date	Effective date
Regular Meeting of Shareholders held on June 29, 2006	Common stock	1,045	16	March 31, 2006	June 29, 2006
Board Meeting held on October 27, 2006	Common stock	1,417	22	September 30, 2006	December 8, 2006

(2) Dividends for which record date falls in the consolidated fiscal under review but for which effective date comes after the consolidated fiscal year

Resolution	Type of shares	Fiscal resource of dividends	Total amount of dividends (Millions of yen)	Dividend per share (Yen)	Record date	Effective date
Board Meeting held on May 28, 2007	Common stock	Retained earnings	1,417	22	March 31, 2007	June 11, 2007

Consolidated Fiscal Year under Review (April 1, 2007 – March 31, 2008)

1. Items related to outstanding shares and treasury stocks (Unit: Shares)

Type of shares	Balance at the End of the Previous Consolidated Fiscal Year	Increase	Decrease	Balance at the End of the Consolidated Fiscal Year under Review
Outstanding shares				
Common stocks	68,981,591	-	-	68,981,591
Treasury stocks				
Common stocks	4,556,375	691,928	-	5,248,303

(Outline of reasons for the change)

Main items of the increase are as follows:

1. Increase from acquisition of odd-lot shares: 1,328 shares

2. Increase from purchase of treasury stocks: 690,600 shares

2. Items related to dividend

(1) Dividends paid

Resolution	Type of shares	Total amount of dividends (Millions of yen)	Dividend per share (Yen)	Record date	Effective date
Regular Meeting of Shareholders held on May 28, 2007	Common stock	1,417	22	March 31, 2007	June 11, 2007
Board Meeting held on October 31, 2007	Common stock	1,481	23	September 30, 2007	December 10, 2007

(2) Dividends for which record date falls in the consolidated fiscal under review but for which effective date comes after the consolidated fiscal year

Resolution	Type of shares	Fiscal resource of dividends	Total amount of dividends (Millions of yen)	Dividend per share (Yen)	Record date	Effective date
Board Meeting held on May 26, 2008	Common stock	Retained earnings	1,465	23	March 31, 2008	June 9, 2008

(Consolidated Statement of Cash Flows)

(Millions of Yen)

Previous Consolidated Fiscal Year (April 1, 2006 – March 31, 2007)		Consolidated Fiscal Year under Review (April 1, 2007 – March 31, 2008)	
1 Relationship between the amount of cash and cash equivalents outstanding as of the end of the period and consolidated balance sheet items:		1. Relationship between the amount of cash and cash equivalents outstanding as of the end of the period and consolidated balance sheet items:	
Cash and deposits	65,471	Cash and deposits	86,850
Marketable securities	13,112	Marketable securities	6,906
Total	78,583	Total	93,757
Term deposits with terms exceeding three months	22	Term deposits with terms exceeding three months	643
Stocks and beneficiary certificates of securities investment trust	13,112	Stocks and beneficiary certificates of securities investment trust	5,795
Cash and cash equivalents	65,449	Cash and cash equivalents	87,317

(Lease Transactions)

(Millions of Yen)

Previous Consolidated Fiscal Year (April 1, 2006 – March 31, 2007)		Consolidated Fiscal Year under Review (April 1, 2007 – March 31, 2008)	
1 Financial lease transactions other than those where the ownership of leased properties is deemed to transfer to the lessees		1 Financial lease transactions other than those where the ownership of leased properties is deemed to transfer to the lessees	
1) Amount equivalent to acquisition cost of leased properties, amount equivalent to accumulated depreciation and amount equivalent to amount outstanding as of the end of period		1) Amount equivalent to acquisition cost of leased properties, amount equivalent to accumulated depreciation and amount equivalent to amount outstanding as of the end of period	
	Machinery, equipment, vehicles, etc.		Machinery, equipment, vehicles, etc.
Amount equivalent to cost of acquiring	324	Amount equivalent to cost of acquiring	371
Amount equivalent to accumulated depreciation	81	Amount equivalent to accumulated depreciation	195
Amount equivalent to amount outstanding as of the end of fiscal year	243	Amount equivalent to amount outstanding as of the end of fiscal year	176
Note The amount equivalent to the acquisition cost is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the period represents a small portion of the amount of tangible fixed assets as of the end of the said period.		Note Same as left	
2) Amount equivalent to unearned leasing fees as of the end of the period:		2) Amount equivalent to unearned leasing fees as of the end of the period:	
One year or less	93	One year or less	100
Over one year	150	Over one year	75
Total	243	Total	176
Note The amount equivalent to unearned leasing fees is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the period represents a small portion of the amount of tangible fixed assets as of the end of the said period.		Note Same as left	
3) Leasing fees payable and the amount equivalent to depreciation expense		3) Leasing fees payable and the amount equivalent to depreciation expense	
Leasing fees payable	129	Leasing fees payable	107
(Amount equivalent to depreciation expense)		(Amount equivalent to depreciation expense)	
4) Method of computation of amount equivalent to depreciation expense Depreciated on the basis of the straight-line method over the useful years matching the lease period with a residual value of zero at the end of the lease period		4) Method of computation of amount equivalent to depreciation expense Same as left.	
2 Operating lease transactions		—	
Unearned leasing fees			
One year or less	2		
Over one year	-		
Total	2		

(Marketable Securities)

As of End of Previous Consolidated Fiscal Year

1. Held-to-maturity bonds with market value (March 31, 2007) (Millions of Yen)

		Amount reported on consolidated balance sheet	Market value	Difference
Bonds which have market value that does not exceed the amount reported on the consolidated balance sheet	Bonds	2,000	1,912	(87)
	Sub Total	2,000	1,912	(87)
Total		2,000	1,912	(87)

2. Other marketable securities with market value (March 31, 2007) (Millions of Yen)

		Acquisition cost	Amount reported on consolidated balance sheet	Difference
Other marketable securities for which amounts reported on the consolidated balance sheet exceed the acquisition costs	1) Stocks	5,400	18,233	12,832
	2) Bonds	1,000	1,001	1
	3) Other	2,296	2,296	0
	Sub Total	8,697	21,531	12,834
Other marketable securities for which amounts reported on the consolidated balance sheet do not exceed the acquisition costs	1) Stocks	83	75	(8)
	2) Bonds	9,928	8,865	(1,062)
	Sub Total	10,011	8,941	(1,070)
Total		18,709	30,473	11,763

3. Other marketable securities sold-off in the consolidated fiscal year under review (from April 1, 2006 to March 31, 2007) (Millions of Yen)

	Proceeds	Total gains on sale	Total losses on sale
Stocks	133	33	-
Other	6,016	55	-
Total	6,149	88	-

(Note) Besides the above, the Company reported a gain on sale of investment securities of ¥0 million and loss on sale of investment securities of ¥9 million. These investment securities are or were held by an investment partnership in which the Company has a stake.

4. Major marketable securities not valued at market and amounts reported on the consolidated balance sheet (excluding 1 above) (as of March 31, 2007)

(Millions of Yen)

	Amount reported on consolidated balance sheet
Held-to-maturity bonds	
Commercial paper	6,797
Other marketable securities	
Preferred stocks	3,000
Unlisted stocks	274
Other	83

5. Other marketable securities with maturities and prospective amounts of redemption for bonds held to maturity (as of March 31, 2007)

(Millions of Yen)

	Due within one year	Due after one and up to five years	Due after five and up to ten years	Due after ten years
Held-to-maturity bonds				
Bonds	-	-	-	2,000
Commercial paper	6,797	-	-	-
Other marketable securities				
Bonds	4,017	1,907	-	3,942
Other	2,296	-	-	-
Total	13,112	1,907	-	5,942

As of End of Consolidated Fiscal Year under Review

1. Held-to-maturity bonds with market value (March 31, 2008) (Millions of Yen)

		Amount reported on consolidated balance sheet	Market value	Difference
Bonds which have market value that does not exceed the amount reported on the consolidated balance sheet	Corporate bonds	2,000	1,871	(128)
	Sub Total	2,000	1,871	(128)
Total		2,000	1,871	(128)

2. Other marketable securities with market value (March 31, 2008) (Millions of Yen)

		Acquisition cost	Amount reported on consolidated balance sheet	Difference
Other marketable securities for which amounts reported on the consolidated balance sheet exceed the acquisition costs	Stocks	2,475	8,732	6,257
	Sub Total	2,475	8,732	6,257
Other marketable securities for which amounts reported on the consolidated balance sheet do not exceed the acquisition costs	1) Stocks	5,310	3,180	(2,130)
	2) Bonds	6,894	6,010	(884)
	3) Other	1,804	1,793	(10)
	Sub Total	14,009	10,984	(3,025)
Total		16,484	19,717	3,232

(Notes) 1. "Acquisition cost" in the table shows the book value after impairment of fixed assets. The Company carried out impairment of fixed assets and recorded loss on evaluation of investment securities of ¥5 million in the fiscal year under review.

2. When the market value of individual issues declines 50% or more compared with the acquisition cost, impairment of securities is carried out, in principle. When the market value declines by around 30% to 50%, impairment of securities is carried out for the amount deemed to be necessary after comprehensively judging recoverability and other factors by individual issue.

3. Other marketable securities sold-off in the consolidated fiscal year under review (from April 1, 2007 to March 31, 2008) (Millions of Yen)

	Proceeds	Total gains on sale	Total losses on sale
Stocks	59	26	0
Other	6,017	15	-
Total	6,077	41	0

(Note) Besides the above, the Company reported a gain on sale of investment securities of ¥2 million and loss on sale of investment securities of ¥17 million. These investment securities are or were held by an investment partnership in which the Company has a stake.

4. Major marketable securities not valued at market and amounts reported on the consolidated balance sheet (excluding 1 above) (as of March 31, 2008) (Millions of Yen)

	Amount reported on consolidated balance sheet
Held-to-maturity bonds	
Commercial paper	2,998
Other marketable securities	
Preferred stocks	1,000
Unlisted stocks	273
Other	1,170

5. Other marketable securities with maturities and prospective amounts of redemption for bonds held to maturity (as of March 31, 2008) (Millions of Yen)

	Due within one year	Due after one and up to five years	Due after five and up to ten years	Due after ten years
Held-to-maturity bonds				
Bonds	-	-	-	2,000
Commercial paper	2,998	-	-	-
Other marketable securities				
Bonds	1,003	886	-	4,121
Other	1,793	-	-	-
Total	5,795	886	-	6,121

(Derivative Transactions)

1 Matters related to transaction condition

Previous Consolidated Fiscal Year (April 1, 2006 – March 31, 2007)	Consolidated Fiscal Year under Review (April 1, 2007 – March 31, 2008)
(1) Details of transactions The Company and its consolidated subsidiaries use forward exchange contracts for currency related transactions. The Company's bond transactions include integrated financial instruments incorporating derivatives. The Unicharm Group carries out hedging accounting using derivative transactions.	(1) Details of transactions Same as left
1) Method and subject of hedging Method of hedging … Exchange contracts Subject of hedging … Scheduled foreign currency-denominated transactions	1) Method and subject of hedging Method of hedging … Exchange contracts and currency swaps Currency options Subject of hedging … Same as left
2) Hedging policy As for exchange contracts and currency options methods, foreign exchange fluctuation risks are hedged in accordance with "Risk Management Policy on Derivative Transactions," an in-house hedging regulation of the Company.	2) Hedging policy Same as left
3) Method of assessing effectiveness of hedging Judgment as to the effectiveness of hedging is omitted, as it is assumed that the principal amount of the hedging method and the important terms concerning the hedge are identical, and foreign exchange or cash flow fluctuations will be fully offset at the time of commencement of hedging and continuously thereafter.	3) Method of assessing effectiveness of hedging Same as left
(2) Undertaking policy The Company uses derivative transactions basically within the limits of outstanding balance of foreign currency-denominated monetary obligation and within the scope necessary based on actual imports concerning normal foreign currency-denominated business transactions. The Company uses integrated financial instruments incorporating derivatives within the limit of excess funds. Moreover, we do not use derivative transactions for speculative purposes.	(2) Undertaking policy Same as left
(3) Purpose of using derivative transactions The Unicharm Group uses foreign exchange contracts, etc., for the purpose of avoiding exchange-rate fluctuations concerning trade liability within the limit of normal transactions. The Company uses integrated financial instruments incorporating derivatives for the purpose of efficient management of mid-and long-term excess funds.	(3) Purpose of using derivative transactions Same as left

Previous Consolidated Fiscal Year (April 1, 2006 – March 31, 2007)	Consolidated Fiscal Year under Review (April 1, 2007 – March 31, 2008)
(4) Details of transaction risks The market risk of derivative transactions, which the Company uses for hedging purposes, is reduced by gains and losses generated by assets and liabilities that are the target of hedging. Credit swaps involves risks such as bankruptcies of reference companies, defaults of underlying bonds and insolvencies of swap counterparties, and asset swaps are exposed to risks such as defaults of underlying bonds, future interest changes and insolvencies of swap counterparties. Note, however, that the Company only uses integrated financial instruments that include bonds and underlying bonds of reference companies with high credit ratings. In the meantime, the Company limits transactions with financial institutions to those that have high credit ratings, in order to avoid as far as possible the credit risk incurred by any breach of contracts by the counterparties.	(4) Details of transaction risks Same as left
(5) Risk management system concerning transactions The basic policy of derivative transactions of the Unicharm Group is determined at the Board of Directors' Meeting, and the accounting departments of each group company are in charge of execution and management of transactions. The Company judges the pros and cons of the acquisition of integrated financial instruments in accordance with Settlement Authorities Regulation on a case-by-case basis, and the accounting department is in charge of executing and managing transactions.	(5) Risk management system concerning transactions Same as left

2. Matters related to market value of transaction

Contract amounts, market value and profit and loss on valuation (Millions of Yen)

Type	Previous Consolidated Fiscal Year (As of March 31, 2007)				Consolidated Fiscal Year under Review (As of March 31, 2008)			
	Contract amount	Portion of contract amount exceeding one year	Market value	Profit and loss on valuation	Contract amount	Portion of contract amount exceeding one year	Market value	Profit and loss on valuation
Non-market transactions								
Credit default swaps	4,000	4,000	10	10	-	-	-	-
Exchange contract transaction								
Long position								
Yen	669	-	669	0	-	-	-	-
Total	4,669	4,000	679	10	-	-	-	-

(Notes)
1. Method of computing market value
Credit default swaps - Based on price indicated by financial institutions involved in trade
Exchange contract transaction - Based on price indicated by financial institutions involved in trade
2. Excludes derivative transactions to which hedge accounting is applied, as they are outside the scope of disclosure.
3. Credit default swaps represent derivatives incorporating integrated financial instruments.
4. Contract amounts of credit default swaps represent face value of bonds representing integrated financial instruments, while their market value is that of credit default swaps. The contract amounts themselves do not represent the amount of risk associated with the derivative transactions.
5. The Company plans to use exchange contract transactions for settling export transactions with overseas consolidated subsidiaries.

(Severance Benefit)

Previous Consolidated Fiscal Year (April 1, 2006 – March 31, 2007)	Consolidated Fiscal Year under Review (April 1, 2007 – March 31, 2008)
1. Outline of the severance benefit plan adopted The Company and its domestic subsidiaries introduced a defined-benefit corporate pension fund program and termination allowance plan as a defined-benefit pension program. In the meantime, the Company and its domestic subsidiaries may provide a special severance package that will be processed as retirement benefit expenses, etc. when the relevant benefits are conferred upon employee retirement.	1. Outline of the severance benefit plan adopted Same as left
2. Matters related to retirement benefit obligations (Millions of Yen) 1. Retirement benefit obligations (20,823) 2. Pension assets 17,413 3. Unfunded severance benefit obligations (1 + 2) (3,409) 4. Unrecognized past service liabilities 334 5. Unrecognized actuarial difference 642 6. Provision for severance benefits (6,285) 7. Prepaid pension costs 3,852	2. Matters related to retirement benefit obligations (Millions of Yen) 1. Retirement benefit obligations (21,463) 2. Pension assets 16,308 3. Unfunded severance benefit obligations (1 + 2) (5,154) 4. Unrecognized past service liabilities 190 5. Unrecognized actuarial difference 3,770 6. Provision for severance benefits (6,105) 7. Prepaid pension costs 4,912
3. Matters related to retirement benefit costs (Millions of Yen) 1. Service costs 1,457 2. Interest expenses 385 3. Matters related to other retirement benefit costs Past service liabilities expensed 403 Actuarial difference expensed 240 Expected rate of return (457) 4. Severance benefit costs 2,030	3. Matters related to retirement benefit costs (Millions of Yen) 1. Service costs 1,467 2. Interest expenses 416 3. Matters related to other retirement benefit costs Past service liabilities expensed 143 Actuarial difference expensed 261 Expected rate of return (522) 4. Severance benefit costs 1,765
4. Matters related to basic calculation of severance benefit obligations 1. Discount rate: Set by the retirement benefit system in accordance with the average period up to the expected payment date of retirement benefit. 2.0% 2. Expected rate of return 3.0% 3. Method of periodic allocation for estimated severance benefits Fixed for the term 4. Items related to the basics of calculation of other retirement pay obligations. Amortization years of past service liabilities 5 years Amortization years of actuarial difference 10 years	4. Matters related to basic calculation of severance benefit obligations 1. Discount rate: Set by the retirement benefit system in accordance with the average period up to the expected payment date of retirement benefit. 2.0% 2. Expected rate of return 3.0% 3. Method of periodic allocation for estimated severance benefits Fixed for the term 4. Items related to the basics of calculation of other retirement pay obligations. Amortization years of past service liabilities 5 years Amortization years of actuarial difference 10 years

(Tax Effect Accounting)

Previous Consolidated Fiscal Year (As of March 31, 2007)		Consolidated Fiscal Year under Review (As of March 31, 2008)	
1. Breakdown of deferred tax assets and liabilities according to primary reason for accrual		1. Breakdown of deferred tax assets and liabilities according to primary reason for accrual	
(Deferred tax assets)	(Millions of Yen)	(Deferred tax assets)	(Millions of Yen)
1) Current assets		1) Current assets	
Accrued business tax	516	Accrued business tax	513
Reserve for bonus payment	1,144	Reserve for bonus payment	1,149
Unrealized profit	78	Unrealized profit	136
Sales promotion account payable	503	Sales promotion account payable	1,174
Other	421	Other	553
Total	2,664	Total	3,527
2) Fixed assets		2) Fixed assets	
Investment securities	1,060	Investment securities	1,060
Provision for severance benefits	2,267	Provision for severance benefits	2,217
Provision for Directors' severance bonus	487	Long-term accounts payable	460
Allowance for bad debts	65	Allowance for bad debts	76
Impairment loss	167	Impairment loss	137
Operating loss for tax purposes	113	Operating loss for tax purposes	158
Other	850	Other	153
Total	5,013	Subtotal	4,264
Valuation reserve	(208)	Valuation reserve	(338)
Total deferred tax assets	7,469	Total	3,926
		Total deferred tax assets	7,453
(Deferred tax liabilities)	(Millions of Yen)	(Deferred tax liabilities)	(Millions of Yen)
1) Current liabilities		1) Current liabilities	
Other	(5)	Other	(2)
Total	(5)	Total	(2)
2) Fixed liabilities		2) Fixed liabilities	
Earned surplus	(2,314)	Earned surplus	(2,668)
Unrealized gains on available-for-sale securities	(4,787)	Unrealized gains on available-for-sale securities	(1,320)
Prepaid pension expenses	(1,578)	Prepaid pension expenses	(1,999)
Other	(886)	Other	(29)
Total deferred tax liabilities (Fixed liabilities)	(9,567)	Total deferred tax liabilities (Fixed liabilities)	(6,016)
Total deferred tax liabilities	(9,573)	Total deferred tax liabilities	(6,019)
Net deferred tax assets (or liabilities)		Amounts of deferred tax assets and deferred tax liabilities presented on the balance sheet	
Deferred tax assets (Current)	2,638	Deferred tax assets (Current)	3,524
Deferred tax liabilities (Fixed)	(4,742)	Deferred tax assets (Fixed)	424
		Deferred tax liabilities (Fixed)	(2,514)
(Deferred tax assets related to revaluation)	(Millions of Yen)	(Deferred tax assets related to revaluation)	(Millions of Yen)
Land	222	Land	222
2. Breakdown of the difference between the statutory effective tax rate and the applicable corporate tax rate after the adoption of the tax effect accounting by main item of reason		2. Breakdown of the difference between the statutory effective tax rate and the applicable corporate tax rate after the adoption of the tax effect accounting by main item of reason	
For consolidated fiscal year under review, as difference between the statutory effective rate and the applicable corporate tax rate after the adoption of tax effect accounting is below 5% of the statutory effective tax rate, notes are omitted.		Same as left	

(Matters Related to Stock Options)

Previous Consolidated Fiscal Year (April 1, 2006 – March 31, 2007)

Details, size and changes in stock options

(1) Details of stock options

Company name	Unicharm Corporation	Unicharm Corporation
Date of resolution	June 27, 2003	June 29, 2004
Category and number of grantees (persons)	Director and Corporate Auditor of the Company: 9 Director and Corporate Auditor of subsidiaries of the Company: 6 Employees of the Company: 1,066 Employees of subsidiaries of the Company: 737 Others (Note 1): 77	Director and Corporate Auditor of the Company: 10 Director and Corporate Auditor of subsidiaries of the Company: 2 Employees of the Company: 1,202 Employees of subsidiaries of the Company: 1,232 Others (Note 1): 86
Type of shares and number of stock options to be granted (shares)(Note 2)	Common stocks: 533,600	Common stocks: 692,100
Date of grant	October 1, 2003	October 1, 2004
Vesting conditions	1) Market price of the common stock of the Company shall be ¥8,200 at the time of exercise of stock options (the relevant price shall be adjusted in the same manner as adjustment in exercise price if an event should occur that requires adjustment in exercise price). 2) Grantees of stock options shall remain as directors, corporate auditors, employees or corporate advisors of the Company or its affiliates at the time of exercise of stock options. Provided, however, that this shall not apply to the cases where such director or corporate auditor should retire upon the expiration of the term, employees retire upon reaching the mandatory retirement age, or the board of directors' meeting of the Company should approve exercise of stock options.	1) Market price of the common stock of the Company shall be ¥8,200 at the time of exercise of stock options (the relevant price shall be adjusted in the same manner as adjustment in exercise price if an event should occur that requires adjustment in exercise price). 2) Grantees of stock options shall remain to as directors, corporate auditors, employees or corporate advisors of the Company or its affiliates at the time of exercise of stock options. Provided, however, that this shall not apply to the cases where such director or corporate auditor should retire upon the expiration of the term, employees retire upon reaching the mandatory retirement age, or the board of directors' meeting of the Company should approve exercise of stock options.
Requisite service period	From October 1, 2003 to June 30, 2006	From October 1, 2004 to June 30, 2007
Exercise period	From July 1, 2006 to June 30, 2008	From July 1, 2007 to June 30, 2009

Company name	Unicharm PetCare Corporation
Date of resolution	June 24, 2002
Category and number of grantees (persons)	Director of the company: 3 Employees of the company: 169
Type of shares and number of stock options to be granted (shares)(Note 2)	Common stocks: 718,000
Date of grant	October 1, 2002
Vesting conditions	Grantees shall remain as directors (including corporate auditors), executive officers or employees of the Company, its subsidiaries or affiliates at the time of exercise of stock options. Provided, however, that this shall not apply to the cases where grantees should retire upon the expiration of the term or retire due to involuntary reasons as specified in employment regulations of the Company or its affiliates, or other case where the board of directors' meeting of the Company should exceptionally approve holding and exercise of stock options thereafter.
Requisite service period	From October 1, 2002 to June 30, 2004
Exercise period	From July 1, 2004 to June 30, 2008

(Notes)

1. Directors who retired upon expiration of the term and employees who retired upon reaching the mandatory retirement age, etc.
2. Number of stock options is listed in terms of shares.

(2) Size and changes in stock options
1) Number of stock options

Company name	Unicharm Corporation	Unicharm Corporation	Unicharm PetCare Corporation
Date of resolution	June 27, 2003	June 29, 2004	June 24, 2002
Before the right is vested			
Beginning of the term (shares)	544,600	705,700	-
Granting of the right (shares)	-	-	-
Invalidation of the right (shares)	11,000	13,600	-
Right vested (shares)	-	-	-
Unvested stock options (shares)	533,600	692,100	-
After the right is vested			
Beginning of the term (shares)	-	-	160,000
Right vested (shares)	-	-	-
Exercise of the right (shares)	-	-	122,000
Invalidation of the right (shares)	-	-	-
Unexercised stock options (shares)	-	-	38,000

(Note) Number of stock options is listed in terms of shares.

2) Unit price information

Company name	Unicharm Corporation	Unicharm Corporation	Unicharm PetCare Corporation
Date of resolution	June 27, 2003	June 29, 2004	June 24, 2002
Price at exercise of right (yen)	5,731	5,702	300
Market average at exercise of right (yen)	-	-	4,565
Fair assessment unit price (Date of grant) (yen)	-	-	-

Consolidated Fiscal Year under Review (April 1, 2007 – March 31, 2008)

Details, size and changes in stock options

(1) Details of stock options

Company name	Unicharm Corporation	Unicharm Corporation
Date of resolution	June 27, 2003	June 29, 2004
Category and number of grantees (persons)	Director and Corporate Auditor of the Company: 10 Director and Corporate Auditor of subsidiaries of the Company: 6 Employees of the Company: 1,032 Employees of subsidiaries of the Company: 713 Others (Note 1): 107	Director and Corporate Auditor of the Company: 11 Director and Corporate Auditor of subsidiaries of the Company: 2 Employees of the Company: 1,166 Employees of subsidiaries of the Company: 1,184 Others (Note 1): 126
Type of shares and number of stock options to be granted (shares)(Note 2)	Common stocks: 533,600	Common stocks: 692,100
Date of grant	October 1, 2003	October 1, 2004
Vesting conditions	1) Market price of the common stock of the Company shall be ¥8,200 at the time of exercise of stock options (the relevant price shall be adjusted in the same manner as adjustment in exercise price if an event should occur that requires adjustment in exercise price). 2) Grantees of stock options shall remain as directors, corporate auditors, employees or corporate advisors of the Company or its affiliates at the time of exercise of stock options. Provided, however, that this shall not apply to the cases where such director or corporate auditor should retire upon the expiration of the term, employees retire upon reaching the mandatory retirement age, or the board of directors' meeting of the Company should approve exercise of stock options.	1) Market price of the common stock of the Company shall be ¥8,200 at the time of exercise of stock options (the relevant price shall be adjusted in the same manner as adjustment in exercise price if an event should occur that requires adjustment in exercise price). 2) Grantees of stock options shall remain to as directors, corporate auditors, employees or corporate advisors of the Company or its affiliates at the time of exercise of stock options. Provided, however, that this shall not apply to the cases where such director or corporate auditor should retire upon the expiration of the term, employees retire upon reaching the mandatory retirement age, or the board of directors' meeting of the Company should approve exercise of stock options.
Requisite service period	From October 1, 2003 to June 30, 2006	From October 1, 2004 to June 30, 2007
Exercise period	From July 1, 2006 to June 30, 2008	From July 1, 2007 to June 30, 2009

Company name	Unicharm PetCare Corporation
Date of resolution	June 24, 2002
Category and number of grantees (persons)	Director of the company: 3 Employees of the company: 169
Type of shares and number of stock options to be granted (shares)(Note 2)	Common stocks: 718,000
Date of grant	October 1, 2002
Vesting conditions	Grantees shall remain as directors (including corporate auditors), executive officers or employees of the Company, its subsidiaries or affiliates at the time of exercise of stock options. Provided, however, that this shall not apply to the cases where grantees should retire upon the expiration of the term or retire due to involuntary reasons as specified in employment regulations of the Company or its affiliates, or other case where the board of directors' meeting of the Company should exceptionally approve holding and exercise of stock options thereafter.
Requisite service period	From October 1, 2002 to June 30, 2004
Exercise period	From July 1, 2004 to June 30, 2008

(Notes)

1. Directors who retired upon expiration of the term and employees who retired upon reaching the

mandatory retirement age, etc.

2. Number of stock options is listed in terms of shares.

(2) Size and changes in stock options

1) Number of stock options

Company name	Unicharm Corporation	Unicharm Corporation	Unicharm PetCare Corporation
Date of resolution	June 27, 2003	June 29, 2004	June 24, 2002
Before the right is vested			
Beginning of the term (shares)	533,600	692,100	-
Granting of the right (shares)	-	-	-
Invalidation of the right (shares)	7,200	9,500	-
Right vested (shares)	-	-	-
Unvested stock options (shares)	526,400	682,600	-
After the right is vested			
Beginning of the term (shares)	-	-	38,000
Right vested (shares)	-	-	-
Exercise of the right (shares)	-	-	22,000
Invalidation of the right (shares)	-	-	-
Unexercised stock options (shares)	-	-	16,000

(Note) Number of stock options is listed in terms of shares.

2) Unit price information

Company name	Unicharm Corporation	Unicharm Corporation	Unicharm PetCare Corporation
Date of resolution	June 27, 2003	June 29, 2004	June 24, 2002
Price at exercise of right (yen)	5,731	5,702	300
Market average at exercise of right (yen)	-	-	5,261
Fair assessment unit price (Date of grant) (yen)	-	-	-

(Segment Information)

[Segment Information by Business Type]

For Previous Consolidated Fiscal Year (April 1, 2006 – March 31, 2007)

(Millions of Yen)

	Personal care	Pet care	Others	Total	Elimination or Company-wide	Consolidation
I Sales and operating loss						
Sales						
(1) Sales to external customers	256,872	34,105	10,902	301,880	-	301,880
(2) Internal sales or transfers across segments	66	-	4	70	(70)	-
Total	256,938	34,105	10,906	301,950	(70)	301,880
Operating expenses	232,244	30,130	9,754	272,128	(178)	271,950
Operating income	24,694	3,975	1,152	29,821	107	29,929
II Assets, allowance for depreciation, impairment loss, capital expenditure						
Assets	165,143	19,961	26,125	211,230	57,533	268,763
Allowance for depreciation	12,810	350	269	13,431	-	13,431
Capital expenditure	20,495	421	389	21,306	-	21,306

(Notes) 1. Method of segmenting businesses

Businesses are segmented based on the sales volume classification of the Company, taking similarities in product, sales market, etc. into account.

2. Main products by business segment
   (1) Personal care ....Baby and child care products, feminine care products, health care products
   (2) Pet care ....Pet foods, pet toiletries
   (3) Others ....Food-wrapping materials, industrial materials, child education business, financing operations, etc.
3. Of the assets at the end of the consolidated fiscal year under review, the amount included in "Elimination or Company-wide" was ¥88,296 million, which was mainly comprised of cash and deposits, securities, and investment securities of the parent company.
4. As described in "Important Matters Affecting the Preparation of Consolidated Financial Statements," effective from the consolidated fiscal year under review, the Company and its domestic subsidiaries adopted "Accounting Standard for Directors' Bonus" (ASBJ Statement No. 4 issued on November 29, 2005). As a result, operating expenses increased by ¥135 million for "personal care," by ¥47 million for "pet care" and by ¥9 million for "others," and operating income respectively decreased by the same amount in the consolidated fiscal year under review.

For Consolidated Fiscal Year under Review (April 1, 2007 – March 31, 2008)

(Millions of Yen)

	Personal care	Pet care	Others	Total	Elimination or Company-wide	Consolidation
I Sales and operating loss						
Sales						
(1) Sales to external customers	285,325	40,224	11,314	336,864	-	336,864
(2) Internal sales or transfers across segments	2	-	4	6	(6)	-
Total	285,327	40,224	11,318	336,870	(6)	336,864
Operating expenses	257,752	35,085	10,413	303,251	(119)	303,132
Operating income	27,574	5,138	905	33,618	112	33,731
II Assets, allowance for depreciation, capital expenditure						
Assets	168,090	23,850	27,772	219,712	55,723	275,435
Allowance for depreciation	14,321	439	279	15,040	-	15,040
Capital expenditure	16,424	814	130	17,370	-	17,370

(Notes)

1. Method of segmenting businesses

   Businesses are segmented based on the sales volume classification of the Company, taking similarities in product, sales market, etc. into account.

2. Main products by business segment
   - (1) Personal care ....Baby and child care products, feminine care products, health care products
   - (2) Pet care ....Pet foods, pet toiletries
   - (3) Others ....Food-wrapping materials, industrial materials, child education business, financing operations, etc.

3. Of the assets at the end of the consolidated fiscal year under review, the amount included in "Elimination or Company-wide" was ¥85,943 million, which was mainly comprised of cash and deposits, securities, and investment securities of the parent company.

[Segment Information by Region]

For Previous Consolidated Fiscal Year (April 1, 2006 – March 31, 2007)

(Millions of Yen)

	Japan	Asia	Other	Total	Elimination or Company-wide	Consolidation
I Sales and operating loss						
Sales						
(1) Sales to external customers	206,891	56,644	38,343	301,880	-	301,880
(2) Internal sales or transfers across segments	10,979	2,333	-	13,313	(13,313)	-
Total	217,871	58,978	38,343	315,193	(13,313)	301,880
Operating expenses	194,070	53,918	37,378	285,366	(13,416)	271,950
Operating income	23,801	5,060	965	29,827	102	29,929
II Assets	129,480	49,124	28,649	207,254	61,509	268,763

(Notes) 1. Classification of country or region is based on geographical proximity.
2. Main countries or areas classified into regions other than Japan:
(1) Asia ....Taiwan, China, Korea, Thailand, etc.
(2) Others ....The Netherlands and Saudi Arabia
3. Of the assets at the end of previous fiscal year, the amount included in "Elimination or Company-wide" was ¥88,296 million, which was mainly comprised of cash and deposits, securities, and investment securities of the parent company.
4 As described in "Important Matters Affecting the Preparation of Consolidated Financial Statements," effective from the consolidated fiscal year under review, the Company and its domestic subsidiaries adopted "Accounting Standard for Directors' Bonus" (ASBJ Statement No. 4 issued on November 29, 2005). As a result, operating expenses increased by ¥191 million for "Japan," and operating income decreased by the same amount in the consolidated fiscal year under review.

For Consolidated Fiscal Year under Review (April 1, 2007 – March 31, 2008)

(Millions of Yen)

	Japan	Asia	Other	Total	Elimination or Company-wide	Consolidation
I Sales and operating loss						
Sales						
(1) Sales to external customers	217,474	72,421	46,967	336,864	-	336,864
(2) Internal sales or transfers across segments	9,724	2,670	-	12,394	(12,394)	-
Total	227,198	75,092	46,967	349,258	(12,394)	336,864
Operating expenses	203,175	66,594	45,761	315,531	(12,398)	303,132
Operating income	24,023	8,497	1,206	33,727	4	33,731
II Assets	137,958	52,365	29,758	220,082	55,353	275,435

(Notes) 1. Classification of country or region is based on geographical proximity.
2. Main countries or areas classified into regions other than Japan:
(1) Asia ....Taiwan, China, Korea, Thailand, etc.
(2) Europe, Middle East ....The Netherlands and Saudi Arabia
Effective from the consolidated fiscal year under review, the name of the "Others" segment was changed to "Europe and the Middle East."
3. Of the assets at the end of previous fiscal year, the amount included in "Elimination or Company-wide" was ¥85,943 million, which was mainly comprised of cash and deposits, securities, and investment securities of the parent company.

[Overseas Sales]

Previous Consolidated Fiscal Year (April 1, 2006 – March 31, 2007)

	Asia	Other	Total
I. Overseas sales (Millions of Yen)	56,832	41,269	98,102
II. Consolidated sales (Millions of Yen)	-	-	301,880
III. Overseas sales as a percentage of consolidated sales (%)	18.8	13.6	32.4

(Notes) 1. Classification of country or region is based on geographical proximity.

2. Major countries/regions belonging to each category.

(1) Asia ....Taiwan, China, Korea, Thailand, etc.

(2) Others ....The Netherlands, Middle East, USA, etc.

Consolidated Fiscal Year under Review (April 1, 2007 – March 31, 2008)

	Asia	Europe	Middle East, North Africa, North America	Total
I. Overseas sales (Millions of Yen)	72,462	36,219	15,627	124,309
II. Consolidated sales (Millions of Yen)	-	-	-	336,864
III. Overseas sales as a percentage of consolidated sales (%)	21.5	10.8	4.6	36.9

(Notes) 1. Classification of country or region is based on geographical proximity.

2. Major countries/regions belonging to each category.

(1) Asia ....Taiwan, China, Korea, Thailand, etc.

(2) Others ....The Netherlands, etc.

(3) Middle East, North Africa and North America ...... Saudi Arabia, Egypt, USA, etc.

3. Change in the presentation of classification of country or region

Previously, the Netherlands, Sweden, and some other countries were included in "Others," together with the Middle East and the U.S.A. Since the sales ratio of the Dutch region topped 10% of the consolidated net sales, the Netherlands, Sweden, and some other countries are classified as "Europe" and the name of "Others" was changed to "Middle East, North Africa, North America, etc.," effective from the consolidated fiscal year under review.

Overseas sales of "Europe," which were included in "Others" in the previous consolidated fiscal year, stood at ¥29,967 million, accounting for 9.9% of consolidated net sales.

[Transaction with Related Parties]

Previous Consolidated Fiscal Year (from April 1, 2006 to March 31, 2007)

Directors and major individual shareholders, etc.

Attribute	Name	Location	Capitalization (millions of yen)	Description of business	Percentage of voting rights (or ownership) (%)	Detail of relationships		Description of transaction		Transaction amount (millions of yen)*4	Account item	Ending balance (millions of yen)*4
						Concurrent directors	Business relationship					
Companies of which directors and their close relatives hold the majority of voting rights (including subsidiaries of the relevant companies)	Takahara Kosan KK *2	Minato-ku, Tokyo	10	Insurance agency	Ownership Direct ownership: 4.9	None	Handles the Company's insurance and leasing of buildings	Business transaction	Insurance premium Rental expenses	6 11	Long term prepaid expense -	6 -
	Unitec Corporation *3	Shikoku Chuo City, Ehime Prefecture	98	Real estate leasing	Ownership Direct ownership: 17.9	None	Leasing of land	Business transaction	Rental expenses	13	-	-

(Notes) 1: Terms and conditions and their determining policy

(1) The insurance premium is calculated by applying the general insurance rate to the specified insurance amount.

(2) Prescribed rental fees are determined semi-annually considering the neighboring climate of real estate leasing.

*2: Breakdown of voting rights of Takahara Kosan KK is as follows: Takahisa Takahara (President and CEO) directly owns 20.0%; and Keiichiro Takahara (Chairman of the Board) directly owns 1.0% and his close relatives own 44.5%, and in addition his close relatives indirectly own 34.5%.

*3: Breakdown of voting rights of Unitec Corporation is as follows: Takahisa Takahara (President and CEO) directly owns 0.7%; and close relatives of Keiichiro Takahara (Chairman of the Board) directly own 1.5%, while the close relatives of Keiichiro Takahara indirectly own 97.8%.

*4: The foregoing amounts do not include consumption tax.

Consolidated Fiscal Year under Review (from April 1, 2007 to March 31, 2008)

Directors and major individual shareholders, etc.

Attribute	Name	Location	Capitalization (millions of yen)	Description of business	Percentage of voting rights (or ownership) (%)	Detail of relationships		Description of transaction		Transaction amount (millions of yen)*4	Account item	Ending balance (millions of yen)*4
						Concurrent directors	Business relationship					
Companies of which directors and their close relatives hold the majority of voting rights (including subsidiaries of the relevant companies)	Takahara Kosan KK *2	Minato-ku, Tokyo	10	Insurance agency	Ownership Direct ownership: 5.4	None	Handles the Company's insurance and leasing of buildings	Business transaction	Insurance premium Rental expenses	2 11	Long term prepaid expense -	3 -
	Unitec Co., Ltd. *3	Shikoku Chuo City, Ehime Prefecture	98	Real estate leasing	Ownership Direct ownership: 19.4	None	Leasing of land	Business transaction	Rental expenses	13	-	-

(Notes) 1: Terms and conditions and their determining policy

(1) The insurance premium is calculated by applying the general insurance rate to the specified insurance amount.

(2) Prescribed rental fees are determined semi-annually considering the neighboring climate of real estate leasing.

*2: Breakdown of voting rights of Takahara Kosan KK is as follows: Takahisa Takahara (President and CEO) directly owns 20.0%; and Keiichiro Takahara (Chairman of the Board) directly owns 1.0% and his close relatives own 44.5%, and in addition his close relatives indirectly own 34.5%.

*3: Breakdown of voting rights of Unitec Co., Ltd. is as follows: Takahisa Takahara (President and CEO) directly owns 0.7%; and close relatives of Keiichiro Takahara (Chairman of the Board) directly own 1.5%, while the close relatives of Keiichiro Takahara indirectly own 97.8%.

*4: Of the foregoing amounts, transaction amounts do not include consumption taxes.

(Per-Share Information) (Yen)

Previous Consolidated Fiscal Year (from April 1, 2006 – March 31, 2007)		Consolidated Fiscal Year under Review (from April 1, 2007 - March 31, 2008)	
Net assets per share	2,501.60	Net assets per share	2,545.79
Net income per share	232.31	Net income per share	259.39
Net income per share after adjustment for residual equity	232.17	Net income per share after adjustment for residual equity	259.31

(Note) The calculation bases are as follows:

1. Net assets per share

Item	Previous Consolidated Fiscal Year (March 31, 2007)	Consolidated Fiscal Year under Review (March 31, 2008)
Total of net assets on the consolidated balance sheet (Millions of Yen)	177,049	179,170
Net assets relevant to common stocks (million yen)	161,165	162,251
Main breakdown of difference Millions of Yen) Minority interest	15,883	16,919
Number of shares outstanding (common stocks)(Thousands of shares)	68,981	68,981
Number of treasury stocks (Thousands of shares)	4,556	5,248
Number of common stocks used to calculate net assets per share (Thousands of shares)	64,425	63,733

2. Net income per share and net income per share after adjustment for residual equity

Item	Previous Consolidated Fiscal Year (form April 1, 2006 – March 31, 2007)	Consolidated Fiscal Year under Review (from April 1, 2007 - March 31, 2008)
Net income (Millions of Yen)	15,058	16,683
Amount not attributable to common stock holders (Millions of Yen)	-	-
Net income relevant to common stocks (Millions of Yen)	15,058	16,683
Adjustment for net income (Millions of Yen)	(8)	(5)
[of which adjustment for residual equity of affiliates] (Millions of Yen)	[(8)]	[(5)]
Average number of common shares during period (Thousands of shares)	64,821	64,318
Outline of residual equity which, due to the absence of dilutive effect, was not included in the computation of the amount of net income per share after adjustment for residual income	Decision of ordinary general meeting of shareholders held at June 27, 2003 Stock options 5,336 Common shares 533,600 shares Decision of ordinary general meeting of shareholders held at June 29, 2004 Stock options 6,921 Common shares 692,100 shares	Decision of ordinary general meeting of shareholders held at June 27, 2003 Stock options 5,264 Common shares 526,400 shares Decision of ordinary general meeting of shareholders held at June 29, 2004 Stock options 6,826 Common shares 682,600 shares

5) [Auxiliary List of Particulars of Consolidation]

Details of Bonds

There are no relevant items.

[Details of Borrowings]

Classification	Balance at the end of previous year (millions of yen)	Balance at the end of fiscal year under review (millions of yen)	Average interest rate (%)	Date for repayment
Short-term borrowings	6,855	3,243	5.11% per annum	-
Current portion of long-term debt	126	184	4.42% per annum	-
Current portion of lease obligations	-	-	-	-
Long-term debt due after one year	1,738	1,451	5.26% per annum	June, 2009 to December, 2013
Lease obligations due after one year	-	-	-	-
Guarantee deposits received (long-term)	1,989	1,908	3.51% per annum	-
Total	10,709	6,788	-	-

(Note) Scheduled repayment amounts for long-term debt due after one year, and within five years after the consolidated closing date are as follows:

(Millions of yen)

	More than one year and up to two years	More than two years and up to three years	More than three years and up to four years	More than four years and up to five years
Long-term debt	595	328	442	85

(2) Others

There are no relevant items.

2. **[Financial Statements, etc.]**

(1) [Financial Statements]

1) [Balance Sheet]

(Millions of Yen)

Classification	Note No.	47th Fiscal Year (as of March 31, 2007) Amount		Percentage (%)	48th Fiscal Year (as of March 31, 2008) Amount		Percentage (%)
(Assets)							
I Current assets							
1 Cash and deposits			47,861			62,083	
2 Notes receivable	*4		217			201	
3 Accounts receivable	*1		18,176			16,591	
4 Marketable securities			10,815			4,002	
5 Product and merchandise			51			17	
6 Stored goods			1,600			2,091	
7 Prepaid expenses			276			252	
8 Deferred tax assets			1,311			1,917	
9 Short-term loans for subsidiaries			4,666			1,245	
10 Accrued revenue	*1		2,924			1,659	
11 Other current assets			361			677	
Allowance for bad debts			(10)			(10)	
Total current assets			88,253	56.1		90,730	58.2
II Fixed assets							
1 Tangible fixed assets							
(1) Buildings		4,375			4,337		
Accumulated depreciation		(2,306)	2,068		(2,411)	1,925	
(2) Other structures		351			353		
Accumulated depreciation		(268)	82		(279)	74	
(3) Machinery and equipment		2,199			3,488		
Accumulated depreciation		(1,362)	837		(1,808)	1,679	
(4) Vehicle and delivery equipment		32			32		
Accumulated depreciation		(21)	10		(24)	7	
(5) Tools, furniture and fixtures		2,299			2,455		
Accumulated depreciation		(1,472)	827		(1,720)	734	
(6) Land	*2		2,645			2,605	
(7) Construction in progress			659			577	
Total tangible fixed assets			7,131	4.5		7,604	4.9

(Millions of Yen)

Classification	Note No.	47th Fiscal Year (as of March 31, 2007) Amount		Percentage (%)	48th Fiscal Year (as of March 31, 2008) Amount		Percentage (%)
2 Intangible fixed assets							
(1) Goodwill			63			47	
(2) Patent right			24			19	
(3) Trademark			8			8	
(4) Software			1,108			1,014	
(5) Telephone right			0			0	
(6) Other intangible fixed assets			1			1	
Total intangible fixed assets			1,206	0.8		1,092	0.7
3 Investments and other assets							
(1) Investment securities			29,437			19,705	
(2) Stock of affiliated company			20,204			20,190	
(3) Investment in capital			20			20	
(4) Investment in affiliated company			7,446			10,593	
(5) Long term loan of affiliated company			1,405			1,427	
(6) Long term prepaid expense			70			58	
(7) Prepaid pension expense			2,674			3,374	
(8) Deferred income tax asset			-			2,157	
(9) Deferred income tax asset related to revaluation	*2		222			222	
(10)Guarantee money paid			919			912	
(11)Others			271			271	
Allowance for bad debts			(273)			(179)	
Provision for valuation loss on investments in subsidiaries and affiliates			(1,705)			(2,177)	
Total investments and other assets			60,693	38.6		56,577	36.2
Total fixed assets			69,032	43.9		65,274	41.8
Total Assets			157,286	100.0		156,005	100.0

(Millions of Yen)

Classification	Note No.	47th Fiscal Year (as of March 31, 2007) Amount		Percentage (%)	48th Fiscal Year (as of March 31, 2008) Amount		Percentage (%)
(Liabilities)							
I Current liabilities							
1 Notes payable			150			129	
2 Accounts payable	*1		10,939			10,436	
3 Other accounts payable	*1		13,292			12,311	
4 Accrued expenses			862			351	
5 Accrued corporate income tax			198			3,662	
6 Deposit			59			98	
7 Advance received profit			4			-	
8 Reserve for bonus payment			1,252			1,285	
9 Reserve for bonus payment to Directors			128			-	
10 Other current liabilities			25			58	
Total current liabilities			26,913	17.1		28,332	18.1
II Long-term liabilities							
1 Provision for severance benefits			4,160			4,371	
2 Provision for Directors' severance bonus			1,080			-	
3 Guarantee deposits received			1,793			1,700	
4 Long-term accounts payable			-			1,080	
5 Deferred tax liabilities			1,246			-	
Total long-term liabilities			8,281	5.3		7,152	4.6
Total liabilities			35,195	22.4		35,484	22.7

(Millions of Yen)

Classification	Note No.	47th Fiscal Year (as of March 31, 2007) Amount		Percentage (%)	48th Fiscal Year (as of March 31, 2008) Amount		Percentage (%)
(Net Assets)							
I Shareholders' equity							
1 Common stocks			15,992	10.2		15,992	10.3
2 Additional paid-in capital							
Capital reserve		18,590			18,590		
Total additional paid-in capital			18,590	11.8		18,590	11.9
3 Retained earnings							
(1) Earned reserve		1,991			1,991		
(2) Other retained earnings		102,007			110,486		
Reserve for dividend payment		400			400		
Reserve for reduction entry		45			42		
General reserve		82,550			88,550		
Unappropriated retained earnings		19,011			21,494		
Total retained earnings			103,999	66.1		112,478	72.1
4 Treasury stocks			(23,119)	(14.7)		(28,129)	(18.0)
Total shareholders' equity			115,462	73.4		118,932	76.3
II Valuation and translation adjustments, etc.							
1 Unrealized gains on available-for-sale securities			6,952	4.4		1,912	1.2
2 Land revaluation difference	*2		(324)	(0.2)		(324)	(0.2)
Total valuation and translation adjustments, etc.			6,628	4.2		1,587	1.0
Total net assets			122,091	77.6		120,520	77.3
Total liabilities and net assets			157,286	100.0		156,005	100.0

2) [Statement of Income]

(Millions of Yen)

Classification	Note No.	47th Fiscal Year (from April 1, 2006 – March 31, 2007) Amount		Percentage (%)	48th Fiscal Year (from April 1, 2007 – March 31, 2008) Amount		Percentage (%)
I Net sales							
Sales of products			171,663	100.0		174,231	100.0
II Cost of sales							
1 Inventory of products at beginning of period		24			51		
2 Purchase amount	*4	108,916			109,232		
Total		108,940			109,284		
3 Inventory of products at end of period		51			17		
4 Transfer to other accounts	*1	563	108,325	63.1	467	108,799	62.4
Gross profit			63,337	36.9		65,431	37.6
III Selling, general and administrative expenses	*1,2,3		52,011	30.3		53,607	30.8
Operating income			11,326	6.6		11,824	6.8
IV Non-operating income							
1 Interest received		191			389		
2 Interest from securities		352			287		
3 Dividend received	*4	8,336			5,470		
4 Miscellaneous income		168	9,047	5.3	99	6,246	3.6
V Non-operating expenses							
1 Interest paid		68			67		
2 Sales discount		26			27		
3 Derivative expenses		15			10		
4 Foreign exchange loss		-			628		
5 Miscellaneous loss		30	141	0.1	53	788	0.5
Ordinary income			20,232	11.8		17,282	9.9

(Millions of Yen)

Classification	Note No.	47th Fiscal Year (from April 1, 2006 – March 31, 2007) Amount		Percentage (%)	48th Fiscal Year (from April 1, 2007 – March 31, 2008) Amount		Percentage (%)
VI Extraordinary profit							
1 Gain on sale of fixed assets	*5	152			0		
2 Gain on sale of investment securities		0			26		
3 Reversal of bad debt reserve		0			4		
4 Income from reversal of allowance for valuation loss on investments in subsidiaries and affiliates		110			-		
5 Gain on sale of stock of affiliates		-			66		
6 Gain on reversal of reserve for bonus payment to Directors		-	263	0.2	128	226	0.1
VII Extraordinary loss							
1 Loss on retirement of fixed asset	*6	147			119		
2 Loss on sale of fixed asset	*7	136			18		
3 Loss on sale of investment securities		8			5		
4 Provision for valuation loss on investments in subsidiaries and affiliates		-			471		
5 Loss on revaluation of stocks of affiliates		45			10		
6 Head office relocation expenses		92			-		
7 Other extraordinary loss		7	437	0.3	0	625	0.3
Income before tax			20,059	11.7		16,882	9.7
Corporate income tax, inhabitant tax and business tax		4,030			6,055		
Adjustments on corporate income tax, etc.		991	5,022	2.9	(551)	5,504	3.2
Net income			15,037	8.8		11,378	6.5

3) [Statement of Changes in Shareholders' Equity]

47th Fiscal Year (April 1, 2006 – March 31, 2007)

(Millions of Yen)

	Shareholders' equity										
		Additional paid-in capital		Retained earnings							
					Other retained earnings						
	Common stocks	Capital reserve	Total additional paid-in capital	Earned reserve	Reserve for dividend payment	Reserve for reduction entry	General reserve	Unappropriated retained earnings	Total retained earnings	Treasury stocks	Total shareholders' equity
Balance as of March 31, 2006	15,992	18,590	18,590	1,991	400	55	75,550	13,562	91,559	(17,105)	109,037
Changes during the fiscal year											
Payment of dividends			-					(2,463)	(2,463)		(2,463)
Net income			-					15,037	15,037		15,037
Directors' bonus			-					(128)	(128)		(128)
Acquisition of treasury stocks			-						-	(6,014)	(6,014)
Reversal of reserve for reduction entry (Note)			-			(9)		9	-		-
General reserve			-				7,000	(7,000)	-		-
Reversal of land revaluation difference			-					(5)	(5)		(5)
Changes (net amount) of items other than shareholders' equity during the year			-						-		-
Total changes during the year	-	-	-	-	-	(9)	7,000	5,449	12,439	(6,014)	6,425
Balance as of March 31, 2007	15,992	18,590	18,590	1,991	400	45	82,550	19,011	103,999	(23,119)	115,462

	Valuation and translation adjustments, etc.			Total net assets
	Unrealized gains on available-for-sale securities	Land revaluation difference	Total valuation and translation adjustments	
Balance as of March 31, 2006	6,268	(330)	5,938	114,975
Changes during the fiscal year				
Payment of dividends			-	(2,463)
Net income			-	15,037
Directors' bonus			-	(128)
Acquisition of treasury stocks			-	(6,014)
Reversal of reserve for reduction entry (Note)			-	-
General reserve			-	-
Reversal of land revaluation difference			-	(5)
Changes (net amount) of items other than shareholders' equity during the year	684	5	690	690
Total changes during the year	684	5	690	7,115
Balance as of March 31, 2007	6,952	(324)	6,628	122,091

(Note) ¥5 million from reversal of reserve for reduction entry is an item in the appropriation of earnings resolved in the Regular Meeting of Shareholders held June 2006.

48th Fiscal Year (April 1, 2007 – March 31, 2008)

(Millions of Yen)

	Shareholders' equity										
		Additional paid-in capital		Retained earnings							
					Other retained earnings						
	Common stocks	Capital reserve	Total additional paid-in capital	Earned reserve	Reserve for dividend payment	Reserve for reduction entry	General reserve	Unappropriated retained earnings	Total retained earnings	Treasury stocks	Total shareholders' equity
Balance as of March 31, 2007	15,992	18,590	18,590	1,991	400	45	82,550	19,011	103,999	(23,119)	115,462
Changes during the fiscal year											
Payment of dividends			-					(2,899)	(2,899)		(2,899)
Net income			-					11,378	11,378		11,378
Acquisition of treasury stocks			-						-	(5,009)	(5,009)
Reversal of reserve for reduction entry			-			(3)		3	-		-
General reserve			-				6,000	(6,000)	-		-
Changes (net amount) of items other than shareholders' equity during the year			-						-		-
Total changes during the year	-	-	-	-	-	(3)	6,000	2,482	8,479	(5,009)	3,470
Balance as of March 31, 2008	15,992	18,590	18,590	1,991	400	42	88,550	21,494	112,487	(28,129)	118,932

	Valuation and translation adjustments, etc.			Total net assets
	Unrealized gains on available-for-sale securities	Land revaluation difference	Total valuation and translation adjustments	
Balance as of March 31, 2007	6,952	(324)	6,628	122,091
Changes during the fiscal year				
Payment of dividends			-	(2,899)
Net income			-	11,378
Acquisition of treasury stocks			-	(5,009)
Reversal of reserve for reduction entry			-	-
General reserve			-	-
Changes (net amount) of items other than shareholders' equity during the year	(5,040)	-	(5,040)	(5,040)
Total changes during the year	(5,040)	-	(5,040)	(1,570)
Balance as of March 31, 2008	1,912	(324)	1,587	120,520

Important Matters affecting the Preparation of Financial Statements

Item	47th Fiscal Year (from April 1, 2006 – March 31, 2007)	48th Fiscal Year (from April 1, 2007 – March 31, 2008)
1 Standard and method of valuation of marketable securities	Marketable securities (including investment securities) Held-to-maturity bonds Amortized cost method (straight-line method) Shares in subsidiaries and associated concerns To be stated at cost based on the moving-average method Other marketable securities Marketable securities with fair market value Stated at market value based on fair market value, etc. as of fiscal closing date (Any valuation gain or loss to be reported in a designated component of net assets; cost of sale to be computed by the moving-average method) Marketable securities without fair market value To be stated at cost based on the moving-average method	Marketable securities (including investment securities) Held-to-maturity bonds Same as left Shares in subsidiaries and associated concerns Same as left Other marketable securities Marketable securities with fair market value Same as left Marketable securities without fair market value Same as left
2 Standard and method of valuation of inventories	Products and merchandise Stated at cost based on the periodic average method	Products and merchandise Same as left
3 Standard and method of valuation of derivative transactions	Stated at market based on the market price, etc. as of fiscal closing date	Same as left
4 Method of depreciation of fixed assets	Tangible fixed assets Mainly by declining-balance method, but straight-line method applicable to buildings (excluding accessory equipment) acquired on or after April 1, 1998) Standard useful years are as follows: Buildings: 3 - 50 years Intangible fixed assets By straight-line method 5 years for goodwill; internally estimated usable term (5 years) for software (for internal use) Long-term prepaid expenses By straight-line method	Tangible fixed assets Same as left (Changes in accounting policies) With the revision of the Corporation Tax Law, the Company and its domestic consolidated subsidiaries adopted the depreciation method based on the revised Corporation Tax Law for tangible fixed assets acquired on or after April 1, 2007, effective from the fiscal year under review. The effect of this change on profit and loss is insignificant. (Additional information) Following the revision of the Corporation Tax Law, with regard to assets acquired on or before March 31, 2007, the Company and its domestic consolidated subsidiaries equally amortize, effective from the fiscal year under review, the difference between the amount equivalent to 5% of the acquisition value and the reminder value over a period of five years, starting from the following consolidated fiscal year of the consolidated fiscal year when depreciation finished to the depreciation limit. The effect of this change on profit and loss is insignificant. Intangible fixed assets Same as left Long-term prepaid expenses Same as left
5 Criteria for translation of foreign currency-denominated assets and liabilities into Japanese Yen	Foreign currency-denominated claims and debts are translated into Japanese Yen at the spot foreign exchange rate prevailing on the fiscal closing date, and any conversion differences are treated as gain or loss.	Same as left

6 Appropriation standard applicable to provisions (1) Allowance for bad debts	In order to provide for losses from bad debts, the Company appropriates an estimated amount based on actual bad debts with respect to its general claims, and estimated non-recoverable amounts based on individual examinations of recoverability with respect to its specified claims including doubtful receivables.	Same as left
(2) Provision for valuation loss on investments in subsidiaries and affiliates	In order to provide against a decline in the value of its investments in subsidiaries and affiliates, the Company appropriates an amount corresponding to the reduction of net worth equity.	Same as left
(3) Provision for employees' bonus	An amount corresponding to the fiscal year under review is appropriated for the next payment of employees' bonus.	Same as left

Item	47th Fiscal Year (from April 1, 2006 – March 31, 2007)	48th Fiscal Year (from April 1, 2007 – March 31, 2008)
(4) Provision for directors' bonuses	To provide for payment of directors' bonuses, the Company appropriates the amount of bonus obligations as of the end of the fiscal year under review, based on the estimated amount of payment as of the end of the fiscal year under review. (Changes in accounting policies) Effective from the fiscal year under review, the Company and its domestic subsidiaries adopted "Accounting Standard for Directors' Bonus" (ASBJ Statement No. 4 issued on November 29, 2005). As a result, operating income, ordinary income and income before taxes and other adjustments decreased by ¥128 million each in comparison with the amount calculated in accordance with the conventional method.	— (Additional information) Following a revision of the directors' compensation system, directors' bonuses are to be included in compensation and the directors' bonuses set aside in the previous fiscal year will not be paid. Therefore, the reserve for bonus payment to directors was reversed in the fiscal year under review and a gain on reversal of reserve for bonus payment to directors of ¥128 million is posted under extraordinary profit.
(5) Provision for employees' severance benefits	Out of the estimated amount of pension obligations and annuity assets at the fiscal year under review, the amount that is assumed to have accrued as of the end of the fiscal year under review is appropriated. Past-work liability is expensed on a pro-rata fixed installment basis over a certain specific number of years (5 years) within the length of the remaining period of service of the employees at the time of accrual of the said difference. Any arithmetic difference is expensed on a pro-rata fixed installment basis over a certain specific number of years (10 years) within the length of the remaining period of service of the employees at the time of accrual of such a difference.	Same as left
(6) Provision for directors' severance bonus	In order to provide for payment of directors' severance bonus, the Company appropriates the necessary amount for payment as of the end of the fiscal year under review in accordance with the Rules on Directors' Severance Bonus.	— (Additional information) The Company decided to pay directors' severance bonus for the tenure period up to the closing of the ordinary general meeting of shareholders held on June 26, 2007, following the abolition of the system of directors' severance bonus, and reversed the whole amount of provision for directors' severance bonus in the fiscal year under review. Severance bonus payable of ¥1,080 million is included in "Long-term accounts payable" under Long-term liabilities.
7 Method of treating lease transactions	The accounting treatment similar to the method applied to conventional leases is applied to financial leases other than those where the ownership of the leased properties is deemed to transfer to the lessees.	Same as left

Item	47th Fiscal Year (from April 1, 2006 – March 31, 2007)	48th Fiscal Year (from April 1, 2007 – March 31, 2008)
8 Method of hedge accounting	1) Method of hedge accounting Deferred hedging is used. Designation of hedges is applied to foreign currency-denominated claims and debts carrying exchange contracts. 2) Method and subject of hedging Method of hedging ... Exchange contracts Subject of hedging ... Scheduled foreign currency- denominated transactions 3) Hedging policy As for exchange contracts methods, foreign exchange fluctuation risks are hedged in accordance with "Risk Management Policy on Derivative Transactions," an in-house hedging regulation of the Company. 4) Method of assessing effectiveness of hedging Judgment as to the effectiveness of hedging is omitted, as it is assumed that the principal amount of the hedging method and the important terms concerning the hedge are identical and foreign exchange or cash flow fluctuations will be fully offset at the time of commencement of hedging and continuously thereafter.	1) Method of hedge accounting Same as left 2) Method and subject of hedging Same as left 3) Hedging policy Foreign exchange fluctuation risks are hedged in accordance with "Risk Management Policy on Derivative Transactions," an in-house hedging regulation of the Company. 4) Method of assessing effectiveness of hedging Same as left
9 Other important matters for preparation of financial statements	Accounting treatment of Consumption Tax, etc. For accounting purposes, amounts on the financial statements are reported net of Consumption Tax, etc.	Accounting treatment of Consumption Tax, etc. Same as left

(Changes in Accounting Treatment)

47th Fiscal Year (from April 1, 2006 – March 31, 2007)	48th Fiscal Year (from April 1, 2007 – March 31, 2008)
(Accounting standards for the presentation of net assets in the balance sheet) Effective from the fiscal year under review, the Company adopted "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No. 5 issued on December 9, 2005 and ASBJ Guidance No. 8 issued on December 9, 2005.) The above change has had no influence on profit and loss. The amount of what was previously presented as "Shareholders' Equity" was ¥122,091 million. Because of the amendment of Rules on Financial Statements , the Company prepared the presentation of net assets in the balance sheet as of March 31, 2007, based on the amended Rules on Financial Statements.	—

(Changes in Presentation Method)

47th Fiscal Year (from April 1, 2006 – March 31, 2007)	48th Fiscal Year (from April 1, 2007 – March 31, 2008)
(Balance sheet) Effective from the fiscal year under review, the item presented as "Business right" in the previous year is presented as "Goodwill" "Insurance reserve fund" (the balance as of the end of the fiscal year under review of ¥43 million) in "Investments and other assets", which was separately recorded up to the previous fiscal year, is included in "Others" in "Investments and other assets" effective from the fiscal year under review due to the decrease in materiality of the amount.	—

Notes

(Balance Sheet)

(Millions of Yen)

47th Fiscal Year (As of March 31, 2007)	48th Fiscal Year (As of March 31, 2008)
*1 Accounts receivable includes the following items for affiliates: Accounts receivable 3,104 Accrued revenue 2,822 Accounts payable 10,913 Accrued liability 4,603	*1 Accounts receivable includes the following items for affiliates: Accounts receivable 3,646 Accrued revenue 1,546 Accounts payable 10,418 Accrued liability 3,893
*2 The Company revaluated its business-use land in accordance with the "Law Concerning Revaluation of Land (Law No. 34 enforced on March 31, 1998)" and the "Law to partially modify the Law Concerning Revaluation of Land (modified on March 31, 2001)". Tax on the revaluation difference is included in the Assets as deferred assets concerning revaluation, and the amount of revaluation difference minus revaluation-related deferred tax is included in net assets as the revaluation difference. Method of revaluation Revaluation is based on the appraisal value as specified in Clause 5, Article 2 of the "Enforcement Regulations on the Law Concerning Revaluation of Land" (Ordinance No. 119 enforced on March 31, 1998). Date of revaluation: March 31, 2001 The difference between the market value of the revaluated business-use land at the year-end and its book value after revaluation: (441)	*2 The Company revaluated its business-use land in accordance with the "Law Concerning Revaluation of Land (Law No. 34 enforced on March 31, 1998)" and the "Law to partially modify the Law Concerning Revaluation of Land (modified on March 31, 2001)". Tax on the revaluation difference is included in the Assets as deferred assets concerning revaluation, and the amount of revaluation difference minus revaluation-related deferred tax is included in net assets as the revaluation difference. Method of revaluation Revaluation is based on the appraisal value as specified in Clause 5, Article 2 of the "Enforcement Regulations on the Law Concerning Revaluation of Land" (Ordinance No. 119 enforced on March 31, 1998). Date of revaluation: March 31, 2001 The difference between the market value of the revaluated business-use land at the year-end and its book value after revaluation: (516)
—	3 Liabilities for guarantee Liabilities for guarantee of the following company's borrowings from financial institutions are as follows: Unicharm Gulf Hygienic Industries Ltd. 1,564
*4 Bills at maturity at the end of the fiscal year are accounted assuming they are settled on the date of maturity. As the end of the fiscal year under review was a bank holiday, the following bills at maturity at the end of the fiscal year are excluded from the balance as of the end of the fiscal year under review: Notes receivable 57	—

(Statement of Income) (Millions of Yen)

47th Fiscal Year (April 1, 2006 – March 31, 2007)		48th Fiscal Year (April 1, 2007 – March 31, 2008)	
*1 Breakdown of transfer to other accounts		*1 Breakdown of transfer to other accounts	
Transfer to sales charges	563	Transfer to sales charges	467
*2 Breakdown of main items in selling, general and administrative expenses		*2 Breakdown of main items in selling, general and administrative expenses	
Sales-related transportation expense	5,234	Sales-related transportation expense	5,380
Sale promotion expense	18,571	Sale promotion expense	20,424
Advertising expense	5,633	Advertising expense	4,873
Other fees	2,881	Other fees	3,075
Employees' salaries and bonus	5,185	Employees' salaries and bonus	5,299
Amount newly categorized as provision for employees' bonus	1,012	Amount newly categorized as provision for employees' bonus	1,030
Amount newly categorized as provision for severance benefits	585	Amount newly categorized as provision for severance benefits	573
Amount newly categorized as provision for directors' severance bonus	47	Depreciation expense	1,043
Amount newly categorized as provision for bonus to directors	128		
Depreciation expense	803		
Percentage of selling expenses to selling, general and administrative expenses	82%	Percentage of selling expenses to selling, general and administrative expenses	82%
*3 General and administrative expenses includes research and development expense of ¥3,890 million.		*3 General and administrative expenses includes research and development expense of ¥3,992 million.	
*4 Includes the following items with regard to transactions with affiliates		*4 Includes the following items with regard to transactions with affiliates	
Purchase of merchandise	101,746	Purchase of merchandise	102,586
Dividend received	8,097	Dividend received	5,126
*5 Breakdown of main items in loss on disposal of fixed assets		*5 Breakdown of main items in loss on disposal of fixed assets	
Buildings and other structures	147	Buildings	0
Land	4		
*6 Breakdown of main items in loss on disposal of fixed assets		*6 Breakdown of main items in loss on disposal of fixed assets	
Machinery and equipment	93	Machinery and equipment	102
Software	3	Buildings	13
Buildings and other structures	36	Other	2
Other	13		
*7 Loss on sales of fixed assets		*7 Loss on sales of fixed assets	
Buildings and other structures	1	Land	18
Land	134		
Other	1		

(Items related to the Statements of Shareholders' Equity)

47th Fiscal Year (April 1, 2006 – March 31, 2007)

1. Items related to treasury stocks

(Unit: Shares)

Type of shares	Balance at the End of the Previous Fiscal Year	Increase	Decrease	Balance at the End of the Fiscal Year under Review
Common stocks	3,611,190	945,185	-	4,556,375

(Outline of reasons for the change)

Main items of the increase are as follows:

1. Increase from acquisition of odd-lot shares: 2,185 shares
2. Increase from purchase of treasury stocks: 943,000 shares

48th Fiscal Year (April 1, 2007 – March 31, 2008)

1. Items related to treasury stocks

(Unit: Shares)

Type of shares	Balance at the End of the Previous Fiscal Year	Increase	Decrease	Balance at the End of the Fiscal Year under Review
Common stocks	4,556,375	691,928	-	5,248,303

(Outline of reasons for the change)

Main items of the increase are as follows:

1. Increase from acquisition of odd-lot shares: 1,328 shares
2. Increase from purchase of treasury stocks:690,600 shares

(Lease Transactions)

(Millions of Yen)

47th Fiscal Year (from April 1, 2006 – March 31, 2007)		48th Fiscal Year (from April 1, 2007 – March 31, 2008)	
1 Financial lease transactions other than those where the ownership of leased properties is deemed to transfer to the lessees		1 Financial lease transactions other than those where the ownership of leased properties is deemed to transfer to the lessees	
1) Amount equivalent to acquisition cost of leased properties, amount equivalent to accumulated depreciation and amount equivalent to amount outstanding as of the end of period		1) Amount equivalent to acquisition cost of leased properties, amount equivalent to accumulated depreciation and amount equivalent to amount outstanding as of the end of period	
	Machinery, equipment, vehicles, etc.		Machinery, equipment, vehicles, etc.
Amount equivalent to cost of acquiring	279	Amount equivalent to cost of acquiring	296
Amount equivalent to accumulated depreciation	53	Amount equivalent to accumulated depreciation	141
Amount equivalent to amount outstanding as of the end of period	226	Amount equivalent to amount outstanding as of the end of period	155
Note: The amount equivalent to the acquisition cost is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the period represents a small portion of the amount of tangible fixed assets as of the end of the said period.		Note: Same as left	
2) Amount equivalent to unearned leasing fees as of the end of the period:		2) Amount equivalent to unearned leasing fees as of the end of the period:	
One year or less	87	One year or less	90
Over one year	138	Over one year	64
Total	226	Total	155
Note: The amount equivalent to unearned leasing fees is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the period represents a small portion of the amount of tangible fixed assets as of the end of the said period.		Note: Same as left	
3) Leasing fees payable and the amount equivalent to depreciation expense		3) Leasing fees payable and the amount equivalent to depreciation expense	
Leasing fees payable	118	Leasing fees payable	90
(Amount equivalent to depreciation expense)		(Amount equivalent to depreciation expense)	
4) Method of computation of amount equivalent to depreciation expense Depreciated on the basis of the straight-line method over the useful years matching the lease period with a residual value of zero at the end of the lease period		4) Method of computation of amount equivalent to depreciation expense Same as left	
2 Operating lease transactions		—	
Unearned leasing fees			
One year or less	2		
Over one year	-		
Total	2		

(Marketable Securities)

47th Fiscal Year (As of March 31, 2007)	48th Fiscal Year (As of March 31, 2008)
Stocks of subsidiaries with market value	Stocks of subsidiaries with market value

47th Fiscal Year (As of March 31, 2007)

(Millions of Yen)

	Balance Sheet Amount	Market Value	Difference
Stocks of subsidiaries	1,146	22,222	21,075

No stock of affiliates carried any market value.

48th Fiscal Year (As of March 31, 2008)

(Millions of Yen)

	Balance Sheet Amount	Market Value	Difference
Stocks of subsidiaries	1,146	33,929	32,782

No stock of affiliates carried any market value.

(Tax Effect Accounting)

47th Fiscal Year (As of March 31, 2007)	
1. Breakdown of deferred tax assets and liabilities according to primary reason for accrual	
(Deferred tax assets)	(Millions of Yen)
Current assets	
Reserve for bonus payment	509
Accrued business tax	326
Other	475
Total	1,311
Fixed assets	
Investment securities	1,033
Provision for severance benefits	1,693
Provision for Directors' severance bonus	439
Allowance for bad debts	61
Allowance for valuation losses on investments in affiliates	960
Impairment loss	167
Other	287
Total	4,644
Total deferred tax assets	5,955
(Deferred tax liabilities)	(Millions of Yen)
Current liabilities	
Other	(0)
Total	(0)
Fixed liabilities	
Prepaid pension expenses	(1,088)
Reserve for reduction entry	(31)
Unrealized gains on available-for-sale securities	(4,771)
Total	(5,891)
Total deferred tax liabilities	(5,891)
Net deferred tax assets (or liabilities)	
Deferred tax assets (Current)	1,311
Deferred tax assets (Fixed)	(1,246)
(Deferred tax assets related to revaluation)	(Millions of Yen)
Land	222
2. Breakdown of the difference between the statutory effective tax rate and the applicable corporate tax rate after the adoption of the tax effect accounting by main item of reason	
Statutory effective tax rate	40.7%
(Adjustment)	
Items like entertainment expenses permanently excluded from expenses	0.5%
Items like dividend income permanently excluded from income	-15.1%
Per capita levy of residential taxes	0.2%
Special corporate tax deduction such as research expenses	-0.7%
Foreign tax credit	-0.3%
Others	-0.2%
Applicable corporate tax rate after the adoption of the tax effect accounting	25.0%

48th Fiscal Year (As of March 31, 2008)	
1. Breakdown of deferred tax assets and liabilities according to primary reason for accrual	
(Deferred tax assets)	(Millions of Yen)
Current assets	
Reserve for bonus payment	522
Accrued business tax	312
Accounts payable for sales promotion	826
Other	255
Total	1,917
Fixed assets	
Investment securities	1,033
Provision for severance benefits	1,779
Long-term accounts payable	439
Allowance for bad debts	73
Allowance for valuation losses on investments in affiliates	1,074
Impairment loss	137
Other	334
Total	4,872
Total deferred tax assets	6,790
(Deferred tax liabilities)	(Millions of Yen)
Current liabilities	
Other	-
Total	-
Fixed liabilities	
Prepaid pension expenses	(1,373)
Reserve for reduction entry	(29)
Unrealized gains on available-for-sale securities	(1,312)
Total	(2,715)
Total deferred tax liabilities	(2,715)
Net deferred tax assets (or liabilities)	
Deferred tax assets (Current)	1,917
Deferred tax assets (Fixed)	2,157
(Deferred tax assets related to revaluation)	(Millions of Yen)
Land	222
2. Breakdown of the difference between the statutory effective tax rate and the applicable corporate tax rate after the adoption of the tax effect accounting by main item of reason	
Statutory effective tax rate	40.7%
(Adjustment)	
Items like entertainment expenses permanently excluded from expenses	0.8%
Items like dividend income permanently excluded from income	-8.9%
Per capita levy of residential taxes	0.2%
Special corporate tax deduction such as research expenses	-1.0%
Foreign tax credit	-1.1%
Others	1.9%
Applicable corporate tax rate after the adoption of the tax effect accounting	32.6%

(Per-Share Information)

(Yen)

47th Fiscal Year (from April 1, 2006 – March 31, 2007)	48th Fiscal Year (from April 1, 2007 – March 31, 2008)
Net assets per share 1,895.08	Net assets per share 1,891.01
Net income per share 231.98	Net income per share 176.91
Net income per share after adjustment for residual equity is not reported due to the absence of residual equity with a dilutive effect.	Same as left

(Note) The calculation bases are as follows:

1. Net assets per share

Item	47th Fiscal Year (March 31, 2007)	48th Fiscal Year (March 31, 2008)
Total of net assets on the balance sheet (Millions of Yen)	122,091	120,520
Net assets relevant to common stocks (Millions of Yen)	122,091	120,520
Number of shares outstanding (common stocks)(Thousands of shares)	68,981	68,981
Number of treasury stocks (Thousands of shares)	4,556	5,248
Number of stocks used to calculate net assets per share (Thousands of shares)	64,425	63,733

2. Net income per share

Item	47th Fiscal Year (from April 1, 2006 – March 31, 2007)	48th Fiscal Year (from April 1, 2007 – March 31, 2008)
Income as reported on statement of income (Millions of Yen)	15,037	11,378
Amount not attributable to common stock holders (Millions of Yen)	-	-
Net income relevant to common stocks (Millions of Yen)	15,037	11,378
Average number of common shares during period (Thousands of shares)	64,821	64,318
Outline of residual equity which, due to the absence of its diluting effect, was not included in the computation of the amount of net income per share after adjustment for residual income	Decision of ordinary general meeting of shareholders held at June 27, 2003 Stock options 5,336 Common shares 533,600 shares Decision of ordinary general meeting of shareholders held at June 29, 2004 Stock options 6,921 Common shares 692,100 shares	Decision of ordinary general meeting of shareholders held at June 27, 2003 Stock options 5,264 Common shares 526,400 shares Decision of ordinary general meeting of shareholders held at June 29, 2004 Stock options 6,826 Common shares 682,600 shares

4) [Auxiliary List of Particulars]

[Details of Marketable Securities]

[Equities]

Issue			Number of shares	Balance sheet amount (Millions of Yen)
Investment securities	Other marketable securities	KDDI Corporation	4,840	2,947
		Sumitomo Realty & Development Co., Ltd.	1,219,000	2,141
		The Iyo Bank, Ltd.	1,017,640	1,082
		Mizuho Preferred Capital (Cayman) 7 Limited (Series-A)	10	1,000
		Ihara Science Corporation	1,300,000	988
		The Hiroshima Bank, Ltd.	1,675,100	805
		Mitsui Chemicals, Inc.	1,189,000	784
		Mitsubishi UFJ Financial Group, Inc.	892,520	767
		DOUTOR-NICHIRES Holdings Co., Ltd.	153,900	302
		AEON Co., Ltd.	159,834	189
		Other 77 issues	2,057,263	2,113
Total			9,669,107	13,124

[Bonds]

Class and issue			Total par value (Millions of Yen)	Balance sheet amount (Millions of Yen)
Marketable securities	Held-to-maturity bonds	ABCP J-Bird/Lumiere Series	3,000	2,998
		Subtotal	3,000	2,998
	Other marketable securities	WMT Global Funding II Inc. class A-2	504	503
		Mortgage backed commerce and industry loan debt Master Trust Series 2003-1NRL beneficiary rights	500	499
		Subtotal	1,004	1,003
Investment securities	Held-to-maturity bonds	Companie de Financement Foncier	1,000	1,000
		KOMMUNALBANKEN AS	1,000	1,000
		Subtotal	2,000	2,000
	Other marketable securities	Callable foreign exchange-linked bonds	2,500	2,290
		Callable interest rate-linked bonds	2,500	1,830
		WMT Global Funding II Inc. Class B	200	199
		WMT Global Funding II Inc. Class C	200	199
		Subtotal	5,400	4,520
Total			11,404	10,522

[Others]

Class and issue			Unit of investment (unit)	Balance sheet amount (Millions of Yen)
Investment securities	Other marketable securities	Subscription certificate (two issues)	3	60
Total			3	60

[Details of Tangible Fixed Assets]

(Millions of Yen)

Type of asset	Balance at the end of previous year	Amount of increase during the fiscal year under review	Amount of decrease during the fiscal year under review	Balance at the end of the fiscal year under review	Accumulated depreciation or cumulative amortization at the end of the fiscal year under review	Amortization in the fiscal year under review	Balance at the end of the fiscal year under review
Tangible fixed assets							
Buildings	4,375	14	52	4,337	2,411	144	1,925
Other structures	351	2	-	353	279	11	74
Machine and equipment	2,199	1,606	318	3,488	1,808	658	1,679
Vehicle and delivery equipment	32	-	-	32	24	3	7
Tools, furniture and fixture	2,299	213	58	2,455	1,720	303	734
Land	2,645	-	40	2,605	-	-	2,605
Construction in progress	659	757	839	577	-	-	577
Total tangible fixed assets	12,562	2,594	1,307	13,849	6,244	1,120	7,604
Intangible fixed assets							
Goodwill	1,214	-	-	1,214	1,167	15	47
Patent right	27	-	-	27	7	4	19
Trademark	34	2	-	37	28	2	8
Software	2,285	600	896	1,989	974	389	1,014
Telephone right	0	-	-	0	-	-	0
Other intangible fixed assets	13	-	-	13	12	0	1
Total intangible fixed assets	3,575	603	896	3,282	2,190	412	1,092
Long term prepaid expense	127	19	-	147	88	31	58

(Note) Major components of the increase during the fiscal year under review are as follows:

Of the increase in machine and equipment, ¥1,606 million is capital investment aimed at mainly developing personal care products at the Technical Center and the Engineering Center.

[Details of Allowances]

(Millions of Yen)

Classification	Balance at the end of previous year	Amount of increase during the fiscal year under review	Amount of decrease during the fiscal year under review (used for purposes)	Amount of decrease during the fiscal year under review (other)	Balance at the end of the fiscal year under review
Allowance for bad debts	283	48	126	16	189
Allowance for valuation loss on investments in affiliates	1,705	471	-	-	2,177
Provision for employees' bonuses	1,252	1,285	1,252	-	1,285
Provision for directors' bonuses	128	-	-	128	-
Provision for directors' severance bonuses	1,080	-	-	1,080	-

(Notes) 1. The amount of decrease during the fiscal year under review (other) for allowance for bad debts was calculated using the conventional method that was applied to general claims and reversal of allowance due to debt collection.

2 The amount of decrease during the fiscal year under review (other) for reserve for bonus payment to Directors was a result of reversal of reserve at the end of the previous fiscal year attendant on the revision of the system of directors' compensation.

3 The amount of decrease during the fiscal year under review (other) for provision for directors' severance bonuses was a result of transfer of severance bonuses payable to long-term accounts payable attendant on the abolition of the system of directors' severance bonuses.

(2) [Main Assets or Liabilities]

1) Assets

(i) Cash and deposits

Description	Amount (Millions of Yen)
Cash	1
Type of deposits Ordinary deposit Current account Time deposit	 19,912 170 42,000
Subtotal	62,082
Total	62,083

(ii) Notes receivable

Breakdown of notes receivable by client

Client	Amount (Millions of Yen)
Fukusuke Kogyo Co., Ltd.	138
JMS Co., Ltd.	23
Care-root Service Corporation	9
Bohsei Science Co., Ltd.	9
Francebed Medical Service Co., Ltd.	5
Others (Note)	15
Total	201

(Note) Mutou Corporation and other companies

Breakdown by payment due date

Payment due date	April 2008	May 2008	June 2008	After July 2008	Total
Amount (Millions of Yen)	91	53	52	3	201

(iii) Accounts receivable

Breakdown of accounts receivable by client

Client	Amount (Millions of Yen)
Arata Corporation	1,832
Watakyu Seimoa Corporation	1,799
Pip-Tokyo Co., Ltd.	1,220
Chuo Bussan Corporation	713
Ito Shu Shoji K.K.	579
Others	10,446
Total	16,591

State of delayed payment and collection

Balance at the end of previous year (A) (Millions of Yen)	Amount delayed in the fiscal year under review (B) (Millions of Yen)	Amount collected in the fiscal year under review (C) (Millions of Yen)	Balance at the end of the fiscal year under review (Millions of Yen)	Percentage of debt collection (%): $\frac{C}{A+B}\times 100$	Number of days delayed (days)
18,176	194,226	195,811	16,591	92.1	32.6

(Notes) 1: Number of days delayed was calculated by the following formula:

$$\frac{\text{Balance at the end of previous year} + \text{Balance at the end of the fiscal year under review}}{2} \Big/ \frac{\text{Amount delayed in the fiscal year under review}}{365}$$

2: The Company processes consumption tax using net-of-tax method, but the foregoing amount delayed in the fiscal year under review includes consumption tax.

(iv) Inventory assets

Category	Amount (Millions of Yen)
Products and merchandise	
Baby care products (Note 1)	15
Feminine care products (Note 2)	1
Supplies	
Machinery for disposal	2,089
Other supplies	2
Total	2,109

(Notes) 1: Baby paper diapers etc.
2: Sanitary napkins, sanitary tampons, etc.

(v) Stock of affiliated companies

Breakdown by affiliate

Affiliate	Amount (Millions of Yen)
Unicharm Products Co., Ltd.	5,107
Unicharm Gulf Hygienic Industries Ltd.	4,446
Uni-Charm (Thailand) Co., Ltd.	2,478
LG UniCharm Co., Ltd.	1,703
United Charm Co., Ltd.	1,401
Others (Note)	5,054
Total	20,190

(Note) Unicharm PetCare Corporation, Uni.Charm Mölnlycke B.V. and other companies

(vi) Investment in affiliated companies

Breakdown by affiliate

Affiliate	Amount (Millions of Yen)
Uni-Charm Consumer Product (China) Co., Ltd.	7,978
Shanghai Unicharm Co., Ltd.	1,643
Uni-Charm Consumer Product and Living (Shanghai) Co., Ltd.	940
UNI-CHARM (VIETNAM) Co., Ltd.	30
Total	10,593

2) Liabilities

(i) Notes payable

Breakdown of notes payable by client

Client	Amount (Millions of Yen)
Giken Kohki Co., Ltd.	34
Sankyo Seisakusho co.	25
K.K. Matsui Plant	8
FPCO Butsuryu K.K.	8
Mitsui Chemicals, Inc.	7
Other Companies (Note)	45
Total	129

(Note) Gimac Co., Ltd. and other companies

Breakdown by payment due date

Payment due date	April 2008	May 2008	June 2008	July 2008	Total
Amount (Millions of Yen)	29	16	38	44	129

(ii) Accounts payable

Client	Amount (Millions of Yen)
Unicharm Products Co., Ltd.	10,413
Others	22
Total	10,436

(iii) Accrued liability

Client	Amount (Millions of Yen)
Expenses payable	4,251
Accounts payable for facilities	536
Others	7,523
Total	12,311

(3) Other

There are no relevant items.

Section 6 [Reference Information on the Company]

Fiscal year	From April 1 to March 31
General Shareholders' Meeting	In June
Base date	March 31
Classes of stock	1-share certificate, 5-share certificate, 10-share certificate, 50-share certificate, 100-share certificate, 500-share certificate, 1,000-share certificate, 10,000-share certificate and less-than-100-share certificate
Record date for interim dividend	September 30 and March 31
Stock trade unit	100 shares
Reregister ownership of shares	
Stock Handling Office	Japan Securities Agents, Ltd. 1-2-4 Kayaba-cho, Nihonbashi, Chuo-ku, Tokyo
Custodian of stockholders' list	Japan Securities Agents, Ltd. 1-2-4 Kayaba-cho, Nihonbashi, Chuo-ku, Tokyo
Agents	Each branch of Japan Securities Agents, Ltd. nationwide
Fees for reregistering ownership of shares	Free of charge
Fees for issuing new share certificate	Equivalent amount of stamp tax per new share certificate
Registration of loss of stock certificate	
Fee for registering the loss of stock certificate	¥8,000 per registration
Purchase of fractional shares	
Stock Handling Office	Japan Securities Agents, Ltd. 1-2-4 Kayaba-cho, Nihonbashi, Chuo-ku, Tokyo
Custodian of stockholders' list	Japan Securities Agents, Ltd. 1-2-4 Kayaba-cho, Nihonbashi, Chuo-ku, Tokyo
Agents	Each branch of Japan Securities Agents, Ltd. nationwide
Purchase fees	Amount specified separately as equivalent of stock brokerage fees
Newspaper in which announcements will appear	The Company introduced an electronic announcement system. Note, however, that we will make announcements in the Nihon Keizai Shimbun if we are unable to publish announcements on the website (http://www.unicharm.co.jp/ir) due to accident or other unavoidable reason.
Shareholder benefit program	None

(Notes) Shareholders of the Company shall not be allowed to exercise rights related to odd-lot shares held by such shareholders other than those listed below:

(1) Rights listed in Article 189, Paragraph 2 of the Company Law

(2) Rights to make a claim in compliance with provisions in Article 166, Paragraph 1 of the Company Law

(3) Rights to receive allotments of shares for subscription and share option for subscription in accordance with number of shares held by the relevant shareholder.

Section 7 [Reference Information on the Company]

1. [Information on Parent Companies of the Company]

The Company has no parent companies.

2. [Other Reference Information]

The Company submitted the following documents between the first day of the fiscal year under review and the date of submission of this Report:

(1) Financial Statement Report and Attachments covering 47h Fiscal Year (April 1, 2006 through March 31, 2007)
Submitted to Director General, Kanto Region Finance Bureau
Date Submitted June 27, 2007

(2) Revised Self-Registration Statement (Straight corporate bonds)
Submitted to Director General, Kanto Region Finance Bureau
Date Submitted June 27, 2007
December 17,2007
December 17,2007

(3) Statement of Revisions to the Financial Statement Report covering 47th Fiscal Year
Submitted to Director General, Kanto Region Finance Bureau
Date Submitted October 12, 2007

(4) Interim Report for 48th Fiscal Year (April 1 through September 30, 2007)
Submitted to Director General, Kanto Region Finance Bureau
Date Submitted December 17, 2007

(5) Report on the Treasury Stock Repurchase Status
Submitted to Director General, Kanto Region Finance Bureau
Date Submitted February 15, 2008
March 14, 2008
April 15. 2008

PART 2 [Information on Guarantors, etc. of the Company]

Not Applicable.

Report of Independent Auditors

June 26, 2007

To: Board of Directors

Unicharm Corporation

Audit Corporation Tohmatsu

Designated Partner

Managing Partner Takao Goto, C.P.A.

Designated Partner

Managing Partner Yoshiaki Kitamura, C.P.A.

For the purpose of conducting an audit certification in accordance with the provisions of Article 193-2 of the Securities and Exchange Law, we have audited the accompanying consolidated financial statements of Unicharm Corporation and subsidiaries, comprising the consolidated balance sheet, consolidated statement of income, consolidated statements of shareholders' equity, consolidated statement of cash flows and consolidated supplementary statement covering the consolidated fiscal year (from April 1, 2006 through March 31, 2007). Responsibility for the preparation of these consolidated financial statements rests with the Company's management. Our responsibility lies in expressing an opinion on the consolidated financial statements based on our independent audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit examines supporting evidence on a test basis in the consolidated financial statements. An audit also involves assessing the accounting principles used and estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above represent fairly, in all material respects, useful information pertaining to the consolidated financial position of Unicharm Corporation and subsidiaries as of March 31, 2007 and the results of their operations and their cash flows for the consolidated financial period then ended in conformity with accounting standards generally accepted as fair and reasonable in Japan.

There exists no stake or interest between the Company and this Audit Corporation or its Managing Partners that ought to be stated herein pursuant to the provisions of the Certified Public Accountant Law.

* The foregoing is the digitized version of the matters stated on the original copy of the Report of Independent Auditors, and the said original copy is being separately kept in custody of the Company (which submits the Financial Statement Report).

Report of Independent Auditors

June 25, 2008

To: Board of Directors

Unicharm Corporation

Audit Corporation Tohmatsu

Designated Partner

Managing Partner Takao Goto, C.P.A.

Designated Partner

Managing Partner Seibei Kyoshima, C.P.A.

For the purpose of conducting an audit certification in accordance with the provisions of Article 193-2 of the Financial Instruments and Exchange Law, we have audited the accompanying consolidated financial statements of Unicharm Corporation and subsidiaries, comprising the consolidated balance sheet, consolidated statement of income, consolidated statement of changes in shareholders' equity, consolidated statement of cash flows and consolidated supplementary statement covering the consolidated fiscal year (from April 1, 2007 through March 31, 2008). Responsibility for the preparation of these consolidated financial statements rests with the Company's management. Our responsibility lies in expressing an opinion on the consolidated financial statements based on our independent audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit examines supporting evidence on a test basis in the consolidated financial statements. An audit also involves assessing the accounting principles used and estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above represent fairly, in all material respects, useful information pertaining to the consolidated financial position of Unicharm Corporation and subsidiaries as of March 31, 2008 and the results of their operations and their cash flows for the consolidated financial period then ended in conformity with accounting standards generally accepted as fair and reasonable in Japan.

There exists no stake or interest between the Company and this Audit Corporation or its Managing Partners that ought to be stated herein pursuant to the provisions of the Certified Public Accountant Law.

---

* The foregoing is the digitized version of the matters stated on the original copy of the Report of Independent Auditors, and the said original copy is being separately kept in custody of the Company (which submits the Financial Statement Report).

Report of Independent Auditors

June 26, 2007

To: Board of Directors
Unicharm Corporation

Audit Corporation Tohmatsu
Designated Partner
Managing Partner Takao Goto, C.P.A.

Designated Partner
Managing Partner Yoshiaki Kitamura, C.P.A.

For the purpose of conducting an audit certification in accordance with the provisions of Article 193-2 of the Securities and Exchange Law, we have audited the accompanying financial statements of Unicharm Corporation and subsidiaries, comprising the balance sheet, statement of income, consolidated statements of shareholders' equity and supplementary statement covering the 47th fiscal year (from April 1, 2006 through March 31, 2007). Responsibility for the preparation of these financial statements rests with the Company's management. Our responsibility lies in expressing an opinion on the financial statements based on our independent audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit examines supporting evidence on a test basis in the financial statements. An audit also involves assessing the accounting principles used and estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above represent fairly, in all material respects, useful information pertaining to the financial position of Unicharm Corporation as of March 31, 2007 and the results of its operations for the financial period then ended in conformity with accounting standards generally accepted as fair and reasonable in Japan.

There exists no stake or interest between the Company and this Audit Corporation or its Managing Partners that ought to be stated herein pursuant to the provisions of the Certified Public Accountant Law.

* The foregoing is the digitized version of the matters stated on the original copy of the Report of Independent Auditors, and the said original copy is being separately kept in custody of the Company (which submits the Financial Statement Report).

Report of Independent Auditors

June 25, 2008

To: Board of Directors
Unicharm Corporation

Audit Corporation Tohmatsu
Designated Partner
Managing Partner Takao Goto, C.P.A.
Designated Partner
Managing Partner Seibei Kyoshima, C.P.A.

For the purpose of conducting an audit certification in accordance with the provisions of Article 193-2 of the Financial Instruments and Exchange Law, we have audited the accompanying financial statements of Unicharm Corporation and subsidiaries, comprising the balance sheet, statement of income, statement of changes in shareholders' equity and supplementary statement covering the 47th fiscal year (from April 1, 2007 through March 31, 2008). Responsibility for the preparation of these financial statements rests with the Company's management. Our responsibility lies in expressing an opinion on the financial statements based on our independent audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit examines supporting evidence on a test basis in the financial statements. An audit also involves assessing the accounting principles used and estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above represent fairly, in all material respects, useful information pertaining to the financial position of Unicharm Corporation as of March 31, 2008 and the results of its operations for the financial period then ended in conformity with accounting standards generally accepted as fair and reasonable in Japan.

There exists no stake or interest between the Company and this Audit Corporation or its Managing Partners that ought to be stated herein pursuant to the provisions of the Certified Public Accountant Law.

* The foregoing is the digitized version of the matters stated on the original copy of the Report of Independent Auditors, and the said original copy is being separately kept in custody of the Company (which submits the Financial Statement Report).

18. 1st Quarter Flash Report, March 2009 Fiscal Year

unicharm

FY2009 Consolidated Financial Results
for the First Quarter Ended June 30, 2009

(April 1, 2008 through June 30, 2008)

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)
English translation from the original Japanese-language document "KESSAN TANSHIN"

July 31, 2008

Listed Company Name: Unicharm Corporation
Listing: First Section, Tokyo Stock Exchange in Japan
Code Number: 8113
URL: http://www.unicharm.co.jp
Company Representative: Takahisa Takahara, President and Chief Exective Officer
Contact Person: Atsushi Iwata, Executive Officer
Telephone Number: (03) 3451 - 5111

1.Consolidated Results of the First Quarter Ended June 30, 2008

(1) Consolidated financial results

(Amounts less than one million yen are omitted)
(The percentage firures the represent the percentage of increase or decrease against the same period of the previous year.)

	Net Sales		Operating Income		Ordinary Income		Net income	
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
1stQ FY 2009	83,947	-	7,574	-	8,122	-	4,117	-
1stQ FY 2008	77,743	11.9	6,122	16.9	6,325	22.5	2,810	3.3

	Net income Per share-basic	Net income Per share-diluted
	Yen	Yen
1stQ FY 2009	64.61	-
1stQ FY 2008	43.62	43.50

(2) Consolidated financial position

	Total assets	Shareholders' equity	Raio of shareholder' equity	shareholder' equity per share
	Million yen	Yen	%	Yen
1stQ FY 2009	273,253	181,476	60.1	2,578.11
1stQ FY 2008	275,435	179,170	58.9	2,545.79

2.Projected Financial Results for theFiscal Year ending March 31, 2009
(April 1, 2008 through March 31, 2009)

	Net Sales		Operating Income		Ordinary Income		Net Income	
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Interim	167,000	4.1	14,800	0.6	14,200	△ 2.2	7,100	0.6
Full Year	352,000	4.5	36,000	6.7	34,400	6.4	17,500	4.9

Consolidated Balance Sheets

	1st quarter FY2009 (As of June 30, 2008)		Year Ended FY2008 (As of March 31, 2008)	
	Million yen	%	Million yen	%
(ASSETS)				
I CURRENT ASSETS	155,629	57.0	157,751	57.3
II FIXED ASSETS	273,253	100.0	117,684	42.7
Net property,plant and equipment	85,910	31.4	86,463	31.4
Software and Intangibles	4,649	1.7	3,745	1.4
Investments and Other Assets	27,064	9.9	27,476	9.9
TOTAL	273,253	100.0	275,435	100.0
(LIABILITIES)				
I CURRENT LIABILITIES	77,238	28.3	82,433	30.0
II LONG-TERM LIABILITIES	14,539	5.3	13,831	5.0
TOTAL LIABILITIES	91,777	33.6	96,265	35.0
(Net Assets)		0.0		
I Owners' Equity	163,539	59.8	160,785	58.4
II Valuation,Translation Adjustment and Othe	772	0.3	1,465	0.5
III Minority Interests	17,164	6.3	16,919	6.1
Total net assets	181,476	66.4	179,170	65.0
Total liabilities,net assets	273,253	100.0	275,435	100.0

Consolidated Statements of Income

	1st quarter FY2009 (As of June 30, 2008)		Year Ended FY2008 (As of March 31, 2008)	
	Million yen	%	Million yen	%
		%		%
I NET SALES	83,947	100.0	336,864	100.0
II COST OF SALES	50,345	60.0	196,130	58.2
Gross profit	33,601	40.0	140,734	41.8
III SELLING,GENERAL AND ADMINISTRATIVE EXPENSES	26,027	31.0	107,002	31.8
Operating income	7,574	9.0	33,731	10.0
IV NON-OPERATING INCOME	1,093	1.3	2,021	0.6
V NON-OPERATING EXPENSES	545	0.6	3,425	1.0
Ordinary income	8,122	9.7	32,327	9.6
VI EXTRAORDIMARY INCOME	6	0.0	398	0.1
VII EXTRAORDIMARY LOSSES	163	0.2	832	0.2
Income before Income taxes	7,965	9.5	31,893	9.5
Income Taxes - Current	2,655	3.2	12,509	
Income Taxes - Deferred	75	0.1	△126	
Minority interests in net income	1,117	1.3	2,827	0.8
Net income	4,117	4.9	16,683	5.0

19. 1st Quarter Report – No. 49 Period

QUARTERLY REPORT

1st Quarter of 49th Fiscal Year, (from April 1, 2008 to June 30, 2008)

UNICHARM CORPORATION

LEGAL_JP # 2920412.1

QUARTERLY REPORT

1. This is a hard-copy report that reproduces the Quarterly Report submitted via the Electronic Disclosure for Investors' Network (EDINET) complying with Article 27-30-2 of the Financial Instruments and Exchange Law. A table of contents and some additional pages have been added.
2. The Quarterly Review Report attached to the Quarterly Report, which was submitted by means of the abovementioned method, and the Confirmation submitted along with the Quarterly Report are on file at the end of this document.

UNICHARM CORPORATION

TABLE OF CONTENTS

[FRONT PAGE]

[Document Submitted]	Quarterly Report
[Submitted under]	Article 24-4-7, Paragraph 1 of the Financial Instruments and Exchange Law
[Submitted to]	Director General, Kanto Region Finance Bureau
[Date Submitted]	August 14, 2008
[Interim Fiscal Period]	1st Quarter of 49th Fiscal Year (from April 1, 2008 to June 30, 2008)
[Corporate Name]	Unicharm Kabushiki Kaisha
[Corporate Name in English]	Unicharm Corporation
[Name and Title of Head Corporate Representative]	Takahisa Takahara, President and Chief Executive Officer
[Location of Head Office]	182 Shimobun, Kinsei-cho, Shikoku Chuo-shi, Ehime (This is the registered domicile of the Company. Actual head office operations are being conducted at the following location: Sumitomo Fudosan Mita Twin Building West Wing 3-5-27 Mita, Minato-ku, Tokyo)
[Telephone Number]	+81-3-3451-5111 (main switchboard)
[Name of Contact Person]	Atsushi Iwata, Executive Officer, General Manager of Accounting Division
[Nearest Location of Contact]	Sumitomo Fudosan Mita Twin Building West Wing 3-5-27 Mita, Minato-ku, Tokyo
[Telephone Number]	+81-3-3451- 5111 (main switchboard)
[Name of Contact Person]	Atsushi Iwata, Executive Officer, General Manager of Accounting Division
[Locations at which Document is Made Available for Public Inspection]	Unicharm Corporation Head Office (Tokyo Branch) (Sumitomo Fudosan Mita Twin Building West Wing 3-5-27 Mita, Minato-ku, Tokyo) Unicharm Corporation Osaka Branch (Central Shin-Osaka Building 4-5-36 Miyahara, Yodogawa-ku, Osaka) Tokyo Stock Exchange (2-1 Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)

Part 1 [Corporate Information]

Section 1 [General Status of the Company]

1. [Trends in Key Business Indicators, etc.]

Key Business Indicators, etc. (consolidated basis)

Period	1st Quarter Consolidated Fiscal Period of 49th Fiscal Year	48th Fiscal Year
Fiscal Period	from April 1, 2008 to June 30, 2008	From April 1, 2007 to March 31, 2008
Net Sales (Millions of Yen)	83,947	336,864
Ordinary Income (Millions of Yen)	8,122	32,327
Net Income (Millions of Yen)	4,117	16,683
Net Assets (Millions of Yen)	181,476	179,170
Total Assets (Millions of Yen)	273,253	275,435
Net Assets per Share (Yen)	2,578.11	2,545.79
Net Income per Share (Yen)	64.61	259.39
Net Income per Share after Adjustment of Stock Equivalents (Yen)	-	259.31
Equity Ratio (%)	60.1	58.9
Cash Flows from Operating Activities (Millions of Yen)	4,788	45,308
Cash Flows from Investing Activities (Millions of Yen)	(18,868)	(10,091)
Cash Flows from Financing Activities (Millions of Yen)	(1,950)	(12,585)
Balance of Cash and Cash Equivalents as of End of the Quarter (Millions of Yen)	71,112	87,317
Number of Employees	6,564	6,461

(Notes)

1. No Trend in Key Business Indicators, etc. is described above, as the Company prepares quarterly consolidated financial statements.
2. Consumption Taxes, etc. are not included in net sales figures.
3. Quarterly net income per share after adjustment is not shown as there were no stock equivalents having a dilutive effect.

2. [Business Contents]

During the 1st quarter under review, there was no material change in the contents of the business operated by the Unicharm Group (the Company and its affiliates).

Major affiliates of the Company remained unchanged.

3. [Affiliates]

During the 1st quarter under review, major affiliates of the Company remained unchanged.

4. [Personnel]

(1) Number of Employees (consolidated basis)

As of June 30, 2008

Number of Employees	6,564 (1,984)

(Notes)

1. Numbers include only the employees in active service at the time.
2. Figures in brackets denote the average number of temporary employees during the 1st quarter under review.
3. Figures in brackets include contract employees and part-time employees.

(2) Number of Employees of the Company

As of June 30, 2008

Number of Employees	1,014 (302)

(Notes)

4. Numbers include only the employees in active service at the time.
5. Figures in brackets denote the average number of temporary employees during the 1st quarter under review.
6. Figures in brackets include contract employees and part-time employees.

Section 2 [State of Business]

1. [Production, Orders (Received) and Sales]

(1) Production Results

Business Segment	1st Quarter of 49th Fiscal Year (from April 1, 2008 to June 30, 2008
	Amount (Millions of Yen)
Personal Care	71,095
Pet Care	10,692
Others	2,708
Total	84,496

(Notes) 1. The foregoing amounts are expressed in sales price equivalents.
2. The foregoing amounts do not include consumption tax, etc.

(2) Orders (Received)

The Company does not produce its products on a job-order basis.

(3) Sales Results

Business Segment	1st Quarter of 49th Fiscal Year (from April 1, 2008 to June 30, 2008
	Amount (Millions of Yen)
Personal Care	
Baby and child care products	35,100
Feminine care products	17,085
Others	18,196
Sub Total	70,381
Pet Care	10,840
Others	2,725
Total	83,947

(Notes) 1. Sales by major wholesale distributor and ratio of net sales.

Wholesale distributor	1st Quarter of 49th Fiscal Year (from July 1, 2008 to September 30, 2008)	
	Sales (Millions of Yen)	Ratio of net sales (%)
ARATA Co., Ltd.	10,325	12.3

2. The foregoing amounts do not include consumption tax, etc.

2. [Important Business Contracts / Alliances, etc.]

No materially important contracts, etc. were executed during the 1st quarter under review.

3. [Analysis of Financial Position and Business Performance]

The results of the analysis made by the Unicharm Group (the Company and its affiliates) as of the submission date of this Quarterly Report are as follows.

(1) Analysis of Business Performance

During the 1st quarter of its 49th fiscal year, the Company had focused its efforts on the reinforcement of the major domestic business and the expansion of the overseas business, with the aim of achieving the 7th midterm management plan called "the Global 10 Plan." More specifically, in the domestic personal care business, the Company had strived to improve the profitability by introducing highly value-added products and stabilizing prices. At the same time, the Company had taken variety of measures to build product lines that suit the four recent pet trends: (i) indoor pet keeping, (ii) popularity of smaller dogs (iii) aging of pets, and (iv) pet obesity.

On the overseas front, the Company had endeavored to enhance the baby care business in Asia, particularly China and Indonesia, in order to further grow its business in the largest market in the world. The Company had also successfully boosted sales in Taiwan, South Korea, Middle East and North Africa. As a result, operating income, ordinary income and net income for the 1st quarter of the 49th fiscal year jumped to ¥83.947 billion, ¥7.574 billion, ¥8.122 billion and ¥4.117 billion, respectively.

The Company's performance by business segment are as follows:

1) Personal Care Business

In the personal care business, net sales and operating income for the 1st quarter of the 49th fiscal year amounted to ¥70.381 billion and ¥5.733 billion, respectively.

- Baby and child care business

  In Japan, the Company released such eco-friendly products as ***Moony Man Slim Pants*** and ***Moony Man Ase Sukkiri*** with the goal of revitalizing the market, stabilizing prices and improving profitability. The Company also launched a new concept product, "paper baby diaper with CO_2 emission credit," in response to the growing awareness of the environmental protection in the society.

In the overseas business, the Company's aggressive sales and marketing activities in the growing markets succeeded, and boosted sales significantly and improved profitability in China. In Indonesia, sales of ***Mamypoko Pants Standar*** was higher than the Company's initial projection. In the Middle East and North Africa, especially Saudi Arabia, sales of the baby care products have been on a rise.

- Feminine care business

The Company introduced highly-functional, value-added products in Japan in order to revitalize the market. The Company had also aggressively engaged in sales activities of ***Sofy Super-Sound Sleep*** sanitary napkin for night use, with the aim of fostering the highly value-added product category together with ***Sofy Hada Omoi*** skin-friendly sanitary napkin and ***Center In Compact*** sanitary napkin. ***Charm Soft Tampon Super Plus*** sanitary tampon was also launched to expand the target customer segment and to offer a wider range of products.

In Asian markets, the Company had intensified sales activities in the area of highly value-added sanitary napkin products, such as night-use sanitary napkins and slim-type sanitary napkins. The intensive advertising campaigns for night-use sanitary napkins in China helped increase the awareness of the Company's products. Further, the Company had successfully cut costs, resulted in the improved yield rate and profitability.

- Health care business

The Company had strived to boost sales in the health care business by improving the functions of ***Lifree*** pants-type paper diapers and ***Lifree Relief Pads***. Since the light incontinence care product market is expected to expand as the generation X gets older, the Company released new value-added products targeting at health elderly people, including ***Charm Nap Kyusui Sara Fit Light*** Panty Liner.

In the category of business-use products, the Company had endeavored to attract new customers by proposing its original incontinence care models.

In overseas markets, the Company had accelerated the promotion activities of the ***Lifree*** brand in Taiwan and Thailand while proposing its original incontinence care models, achieving steady growth in those countries. In addition, the Company successfully increased sales of pants-type paper diapers in other regions, mainly in Europe.

- Clean & fresh business

In the clean & fresh business, ***Wave 3D Floor Wiper*** was launched from the ***Wave*** series, products designed to propose a new way of cleaning houses. Further, the Company offered color versions of ***Wave 3D floor Wiper*** and ***Wave Handy Wiper*** in limited quantities for the purpose of strengthening the brand's product lineups and ultimately increasing sales.

As a part of its overseas strategies, the Company has licensed the sheet technology of ***Wave*** sheet cleaner to Procter & Gamble Co. "Swiffer Dusters" using such sheet technology has been sold by the licensee in North America and Europe, helping the Company secure additional royalty revenue.

2) Pet Care Business

Under the slogan of "Create Healthy, Clean, Comfortable Living Conditions for Pets," the Company has focused its attention on two pet businesses to assist customers to provide more clean environments to their pets: the pet food business and the pet toiletry business. The Company had redoubled its efforts to develop products that meet consumers' needs, to create a new market, to expand product lines in response to four major trends among pet owners, namely "indoor pet keeping," "popularity of smaller dogs," "aging of pets" and "pet obesity," and to promote sales.

In the pet food business, the Company released ***Silver Dish-Yummy Calorie Control*** dog food and ***Silver Dish-Yummy Calorie Control*** cat food to accommodate growing anti-obesity needs as more pets are kept indoor, neutered or spayed as well as ***Silver Dish-Yummy Soup***, "soup-type" wet cat food over which pet owners have more preference.

In the pet toiletry business, the Company added wider-sized ***Deo Sheet Wide Plus*** to the ***Deo Sheet*** series, products for disposing of dog excrement. This allowed the Company to further satisfy the needs of dog owners with five sizes of ***Deo*** products, ranging from regular size, semi-wide size, wide size, wide plus size to super wide size.

As a result, sales and operating income in the pet care business totaled ¥10.840 billion and ¥1.698 billion, respectively.

3) Other Businesses

For the 1st quarter of the 49th fiscal year, sales and operating income in other businesses reached to ¥2.725 billion and ¥114 million, respectively. In the category of business-use products using its core non-woven fabric and absorbent, the Company's focus had been on the food wrapping business where supermarkets are main customers. The Company had strived to promote ***Fresh Master*** business-use food wrapper to supermarkets and to increase sales of such product in the restaurant industry.

(2) Analysis of Financial Position

Total assets as of the end of 1st quarter of the 49th fiscal year was down by ¥2.182 billion QOQ to ¥273.253 billion, mainly due to a ¥1.782 billion decrease in notes and accounts receivable. In the meantime, net assets for this quarter jumped by ¥2.305 billion QOQ to ¥181.476 billion, as net income increased by ¥4.117 billion while dividend payments were reduced to ¥1.465 billion.

(3) Cash Flows

During the 1st quarter of the 49th fiscal year, cash flows from operating activities rose to ¥4.788 billion, as income before taxes and other adjustments, depreciation expenses and corporate tax, etc. were ¥7.965 billion, ¥3.855 billion and ¥6.637 billion, respectively.

Cash flows from investing activities declined to ¥18.868 billion, mainly due to ¥24.114 billion of payments for acquisition of marketable securities, ¥9.519 billion of payments for term deposits and ¥17.093 billion of proceeds from sale and redemption of marketable securities.

Since ¥1.466 billion of dividends were paid to shareholders, cash flows from financing activities was down to ¥1.95 billion.

For such reasons, cash and cash equivalents at the end of the 1st quarter were ¥71.112 billion, down by ¥16.205 billion from the previous quarter.

(4) Business and Financial Issues Facing the Group

During the 1st quarter of the 49th fiscal year, the Company had not been faced with any material change in or occurrence of business and financial issues.

(5) Research and Development Activities

Research and development costs totaled ¥1.121 billion for the 1st quarter of the 49th fiscal year.

Section 3 [Facilities and Equipment]

(1) Main Facilities and Equipment

During the 1st quarter under review, there was no material change in the contents of the main facilities and equipment used by the Unicharm Group (the Company and its affiliates).

(2) Planned Construction, Removal, etc. of Facilities and Equipment

During the 1st quarter under review, there was no construction of important facilities or equipment, no material change (including removal) and no completion of any important plan for facilities or equipment that had been planned as of the end of the 1st quarter.

The Company made no new plans during the 1st quarter under review regarding construction or removal, etc. of important facilities or equipment.

Section 4 [State of the Company]

1. [State of Stocks, etc.]

(1) [Aggregate Number, etc. of Shares]

1) [Aggregate Number of Shares]

Type	Aggregate Number of Issuable Shares
Common Stock	275,926,364
Total	275,926,364

2) [Shares Issued and Outstanding]

Type	Number of Shares Issued as of the End of 1st Quarter of 49th Fiscal Year (as of June 30, 2008)	Number of Shares Issued as of the Date of Report (as of August 14, 2008)	Name of Stock Exchange or Financial Instruments Dealers Association	Contents
Common Stock	68,981,591	68,981,591	First Section, Tokyo Stock Exchange	Standard stock of the Company with full unrestricted voting right
Total	68,981,591	68,981,591	-	-

(2) [State of Stock Options, etc.]

Stock Options

The stock options issued pursuant to the provisions of Articles 280-20 and 281-21 of the former Commercial Code (revised in 2001) are as follows:

Resolution of Regular General Meeting of Shareholders held on June 29, 2004	
	As of the End of 1st Quarter of 49th Fiscal Year (as of June 30, 2008)
Number of Stock Options	6,807
Number of Stock Options held by the Company	-
Type of Stock	Common Stock
Number of Shares	680,700
Amount Paid In at the Time of Exercise of Stock Option (Yen)	5,702 per share
Period for Exercise of Stock Option	July 1, 2007 - June 30, 2009
Issuance Price of Stocks and Amount Credited to Equity in the Case of Issuing Stocks through Exercise of Stock Option (Yen)	Issuance Price 5,702
	Amount credited to equity 2,851
Terms and Conditions of Exercise of Stock Option	1) The holders of Stock Options may not exercise them if the market price of the common stock of the Company at the time of exercise of the relevant Stock Options is less than ¥8,200 (which amount shall be adjusted in the same manner as for adjustment of the issuance price if any cause arises for adjusting the relevant issuance price). 2) Other terms and conditions of exercise are subject to approval by the Board of Directors of the Company.
Matters Relating to Transfer of Stock Option	Transfer of warrants (stock options) is subject to the approval by the board of directors of the company.
Matters Related to Substitute Payment	-
Matters Related to Issuance of Stock Options Following the Organizational Restructuring	-

(Notes) 1. The number of stocks represented by one Stock Option is one hundred.

2. The number of shares subject to the stock option means the number of new shares scheduled to be issued as per the resolution of the Regular General Meeting of Shareholders less the number of rights eliminated or relinquished for reasons of retirement, etc.

3. Upon occurrence of 1) or 2) below following the issuance of Stock Options, the paid-in capital amounts shall be adjusted in accordance with the respective formula (with any fraction rounded up to the nearest yen).

1) An event in which the Company carries out stock split or reverse stock split:

Paid-in capital after adjustment=

$$\text{Paid-in capital before adjustment} \times \frac{1}{\text{Ratio of stock split or reverse stock split}}$$

2) An event in which the Company issues new ordinary stocks of the Company or disposes of its treasury ordinary stocks at a price lower than market price:

Paid-in capital after adjustment=

Paid-in capital before adjustment×

$$\frac{\text{Number of shares previously issued} + \dfrac{\text{Number of shares newly issued} \times \text{Paid - in amount per share}}{\text{Market price}}}{\text{Number of shares previously issued} + \text{Increase in number of shares as a result of new issuance}}$$

(3) [State of Rights Plan]

Not applicable.

(4) [State of Aggregate Number of Stocks Issued and Outstanding, Capital, etc.]

Date	Changes in the total number of outstanding shares	Balance of the total number of outstanding shares	Change in capital (Millions of Yen)	Balance of capital (Millions of Yen)	Change in capital reserve (Millions of Yen)	Balance of capital reserve (Millions of Yen)
From April 1, 2008 to June 30, 2008	-	68,981,591	-	15,992	-	18,590

(5) [Principal Shareholders]

During the 1st quarter of the 49th fiscal year, the Company confirmed no change of its principal shareholders.

(Notes)

1. On April 22, 2008, Capital Guardian Trust Company and three other joint shareholders submitted a Large Shareholding Report (Amendment Report) in relation to the Company's shares, stating that it held the below-noted stock certificates, etc. as of April 15, 2008. However, the Company did not include it in the foregoing list of principal shareholders as the Company was unable to confirm the number of beneficiary stockholders as of the end of the 1st quarter under review. The contents of the Large Shareholding Report by Capital Guardian Trust Company and three other joint shareholders are as follows:

Name	Address	Number of Shares Held (in thousand shares)	Percentage of Shares Certificates Held (%)
Capital Guardian Trust Company and three other joint shareholders	333 South Hope Street, Los Angeles, California, U.S.A.	4,910	7.12

(6) [Voting Rights]

Instead of the number of voting rights as of the end of the 1st quarter of the 49th fiscal year, that as of the immediately preceding record date, or the March 31, 2008, recorded in the shareholder register of the Company is described below, since the Company were unable to confirm the number of beneficiary stockholders as of the end of the 1st quarter of the 49th fiscal year.

1) [Shares Issued and Outstanding]

As of March 31, 2008

Category	Number of Shares	Number of Voting Rights	Contents
Non-Voting Shares	-	-	-
Shares with Limited Voting Right (Treasury Stock, etc.)	-	-	-
Shares with Limited Voting Right (Others)	-	-	-
Shares with Full Voting Rights (Treasury Stock, etc.)	(Treasury Stock) Common Stock 5,248,300	-	Standard shares of our Company with no limitation imposed on their rights
Shares with Full Voting Right (Others)	Common Stock 63,698,000	636,980	Same as above
Fractional Shares	Common Stock 35,291	-	Same as above
Aggregate Number of Shares Issued and Outstanding	68,981,591	-	-
Aggregate Number of Shareholders' Voting Rights	-	636,980	-

(Notes) 1. "Shares with Full Voting Right (Others)" include 1,000 shares (representing 10 voting rights) in the name of Japan Securities Depository Center Inc.

2. "Fractional shares" include 3 treasury shares held by the Company.

2) [Treasury Shares, etc.]

As of March 31, 2008

Name of Owner	Address of Owner	Number of Shares Held in Its Own Name	Number of Shares Held in Others' Names	Aggregate Number of Shares Held	Percentage of Shares Held in Relation to Aggregate Number of Shares Outstanding
(Treasury Shares) Unicharm Corporation	182 Shimobun, Kinsei-cho, Shikoku-Chuo City, Ehime	5,248,300	-	5,248,300	7.61
Total	-	5,248,300	-	5,248,300	7.61

2. [Changes in Share Price]

[Monthly Share Price Highs and Lows during 1st Quarter Under Review]

Month	April 2008	May 2008	June 2008
High (Yen)	7,340	7,650	7,920
Low (Yen)	6,640	7,190	7,090

(Note) Share price highs and lows are from the First Section, Tokyo Stock Exchange.

3. [Executive Officers]

There were no changes in executive directors during the period from the submission of the previous fiscal year's Annual Securities Report and submission of this Quarterly Report.

Section 5 [Financial Standing]

1. Method of Preparation of Quarterly Consolidated Financial Statements

The quarterly consolidated financial statements of the Company are prepared in accordance with the Rules Concerning Terms, Forms and Methods of Preparation of Quarterly Consolidated Financial Statements (Cabinet Office Ordinance No. 64, 2007; hereinafter referred to as the "Rules on Quarterly Consolidated Financial Statements").

Further, pursuant to the Proviso of Article 7, Paragraph 1, Item 5 of the Supplementary Provisions of "the Cabinet Office Ordinance to Partially Revise the Rules Concerning Terms, Forms and Methods of Preparation of Financial Statements, Etc." (Cabinet Office Ordinance No. 50, August 7, 2008), the quarterly consolidated financial statements of the Company for the 1st quarter consolidated fiscal period (from April 1, 2008 to June 30, 2008) of the 49th fiscal year were prepared in accordance with the pre-revised Rules on Quarterly Consolidated Financial Statements.

2. Audit Certification

Pursuant to Article 193-2, Paragraph 1 of the Financial Instruments and Exchange Law, the Company had Audit Corporation Tohmatsu review the quarterly consolidated financial statements of the Company for the 1st quarter consolidated fiscal period (from April 1, 2008 to June 30, 2008) of the 49th fiscal year.

3. [Quarterly Consolidated Financial Statements, etc.]

(1) [Quarterly Consolidated Balance Sheet]

(Amounts in Millions of Yen)

	End of 1st Quarter of 49th Fiscal Year (as of June 30, 2008)	Condensed Consolidated Balance Sheet for 48th Fiscal Year (as of March 31, 2008)
Assets		
Current assets		
Cash and deposits	74,096	86,850
Notes and accounts receivable	36,505	38,287
Marketable securities	17,501	6,906
Merchandise and finished goods	11,057	10,173
Raw materials and stores	8,879	8,815
Work in process	326	311
Other current assets	7,342	6,489
Allowance for bad debts	(79)	(83)
Total current assets	155,629	157,751
Fixed assets		
Tangible fixed assets		
Buildings and other structures (net)	24,679	25,298
Machinery, equipment and vehicles (net)	44,909	45,582
Other tangible fixed assets (net)	16,321	15,582
Total tangible fixed assets	85,910	86,463
Intangible fixed assets		
Goodwill	3,517	2,542
Other intangible fixed assets	1,132	1,202
Total intangible fixed assets	4,649	3,745
Investments and other assets		
Other investments	27,254	27,668
Allowance for bad debts	(190)	(192)
Total investments and other assets	27,064	27,476
Total fixed assets	117,624	117,684
Total Assets	273,253	275,435

(Amounts in Millions of Yen)

	End of 1st Quarter of 49th Fiscal Year (as of September 30, 2008)	Condensed Consolidated Balance Sheet for 48th Fiscal Year (as of March 31, 2008)
Liabilities		
Current liabilities		
Notes and accounts payable	37,223	38,481
Short-term loans payable	3,206	3,427
Accrued corporate taxes, etc.	2,707	6,696
Reserve for bonuses	1,720	3,279
Other current liabilities	32,380	30,548
Total current liabilities	77,238	82,433
Long-term liabilities		
Long-term loans payable	1,609	1,451
Reserve for severance benefits	6,237	6,105
Other long-term liabilities	6,692	6,274
Total long-term liabilities	14,539	13,831
Total liabilities	91,777	96,265
Net assets		
Shareholders' equity		
Common stock	15,992	15,992
Additional paid-in capital	18,590	18,590
Retained earnings	157,085	154,331
Treasury share	(28,130)	(28,129)
Total shareholders' equity	163,539	160,785
Valuation and translation adjustments, etc.		
Unrealized gains on available-for-sale securities	2,212	1,910
Gains (losses) on deferred hedges	(9)	(45)
Land revaluation differences	(324)	(324)
Foreign exchange adjustment	(1,107)	(75)
Total valuation and translation adjustments, etc.	772	1,465
Minority interests	17,164	16,919
Total net assets	181,476	179,170
Total liabilities and net assets	273,253	275,435

(2) [Quarterly Consolidated Statement of Income]

[Consolidated Statement of Income for 1st Quarter Consolidated Fiscal Period]

(Amounts in Millions of Yen)

		1st Quarter Consolidated Fiscal Period of 49th Fiscal Year (from April 1, 2008 to June 30, 2008)
Net sales		83,947
Cost of sales		50,345
Gross profits		33,601
Selling, general and administrative expenses	*1	26,027
Operating income		7,574
Non-operating income		
Interests received		183
Dividends received		118
Gains on sale of marketable securities		36
Subsidies received		577
Other non-operating income		177
Total non-operating income		1,093
Non-operating expenses		
Interests paid		70
Sales discount		463
Other non-operating expenses		12
Total non-operating expenses		545
Ordinary income		8,122
Extraordinary profits		
Gain on sale of fixed assets		1
Gain on reversal of allowance for bad debts		5
Total extraordinary profits		6
Extraordinary losses		
Losses on disposal of fixed assets		160
Other extraordinary losses		3
Total extraordinary losses		163
Quarterly income before taxes and other adjustments		7,965
Corporate tax, inhabitant tax and business tax		2,655
Adjustments on corporate tax, etc.		75
Total corporate tax, etc.		2,730
Minority interests in net income		1,117
Quarterly net income		4,117

(3) [Quarterly Consolidated Statement of Cash Flows]

(Amounts in Millions of Yen)

	1st Quarter Consolidated Fiscal Period of 49th Fiscal Year (from April 1, 2008 to June 30, 2008)
Cash flows from operating activities	
Quarterly net income before taxes and other adjustments	7,965
Depreciation expenses	3,855
Increase (decrease) in trade receivable	1,292
Increase (decrease) in inventories	(947)
Increase (decrease) in trade payable	(984)
Increase (decrease) in reserve for bonuses	(1,552)
Increase (decrease) in other current liabilities	2,490
Others	(931)
Sub-total	11,188
Interests and dividends received	307
Interests paid	(70)
Corporate tax, etc. paid	(6,637)
Cash flows from operating activities	4,788
Cash flows from investing activities	
Payments for term deposits	(9,519)
Proceeds from maturity of term deposits	2,670
Payments for acquisition of marketable securities	(24,114)
Proceeds from sale and redemption of marketable securities	17,093
Payments for acquisition of tangible fixed assets	(4,293)
Proceeds from sale and redemption of investment securities	1,000
Payments for purchase of subsidiaries' shares	(1,666)
Others	(38)
Cash flows from investing activities	(18,868)
Cash flows from financing activities	
Net increase (decrease) in short-term loans	(354)
Dividends paid	251
Dividends paid to minority shareholders	(1,466)
Proceeds from sale of treasury shares	(301)
Others	(78)
Cash flows from financing activities	(1,950)
Currency translation effect on cash and cash equivalents	(175)
Increase (decrease) in cash and cash equivalents	(16,205)
Cash and cash equivalents at beginning of the quarter	87,317
Cash and cash equivalents at end of the quarter	*1 71,112

[Material Events or Conditions that Could Raise Doubts over the Company's Position as a Going Concern]

1st Quarter of 49th Fiscal Year (from April 1, 2008 to June 30, 2008)

Not applicable.

[Changes in Important Matters Affecting the Preparation of Quarterly Consolidated Financial Statements]

1st Quarter Consolidated Fiscal Period of 49th Fiscal Year (from April 1, 2008 to June 30, 2008)
1. Changes in Accounting Standards (1) Accounting Standards for Calculation of Inventories The Company had calculated its inventories mainly by using the periodic average cost method. However, as "the Accounting Standards for Calculation of Inventories" (Corporate Accounting Standard No. 9, July 5, 2006) became effective during the 1st quarter of the 49th fiscal year, its inventories have been calculated mainly by using the periodic average cost method (where market value shall be recorded in the balance sheet in case of the decline in profitability). Such change has had a minor effect on the Company's profits or losses. (2) Provisional Accounting Methods in Preparation of Consolidated Financial Statements with respect to Overseas Subsidiaries Since the 1st quarter of its 49th fiscal year, the Company has adopted "the Provisional Accounting Methods in Preparation of Consolidated Financial Statements with respect to Overseas Subsidiaries" (Operational Response Report No. 18, May 17, 2006, the Corporate Accounting Standards Committee) and has made necessary adjustments in its consolidated financial statements. Such change has had a minor effect on the Company's profits or losses. (3) Accounting Standard for Lease Transactions As for financial leases other than those where the ownership of the leased properties shall be deemed to be transferred to the lessees (such financial leases shall be hereinafter referred to as the "non-transferable financial leases"), the Company had adopted the accounting method similar to that applied to conventional leases. However, as "the Accounting Standard for Lease Transactions" (Corporate Accounting Standard No. 13 (June 17, 1993 (First Committee of the Business Accounting Council), amended on March 30, 2007)) and "the Guidelines for the Application of the Accounting Standards for Lease Transactions" (Guideline for the Application of Corporate Accounting Standard No. 16 (January 18, 1994 (Accounting System Committee of the Japanese Institute of Certified Public Accountants), amended on March 30, 2007) became

applicable to the quarterly consolidated financial statements for the fiscal year commencing on April 1, 2008 or thereafter, the Company has adopted the accounting method similar to that applied to general purchase and sale transactions in accordance with the aforesaid accounting standards, etc. since the 1st quarter of its 49th fiscal year. Accordingly, the Company has depreciated lease assets for non-transferable financial leases by using the straight line method where their useful life shall be equal to the lease period and their residual value shall be zero.

Pertaining to non-transferable financial leases whose effective dates came before April 1, 2008, the Company has treated lease assets as if the Company received as of the beginning of the applicable fiscal year the amount equivalent to the prepaid lease fees as of the end of the previous fiscal year.

Such change has had a minor effect on the Company's profits or losses.

[Simplified Accounting Methods]

1st Quarter Consolidated Fiscal Period of the 49th fiscal year
(from April 1, 2008 to June 30, 2008)

Not applicable.

[Special Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements]

1st Quarter Consolidated Fiscal Period of the 49th fiscal year
(from April 1, 2008 to June 30, 2008)

Not applicable.

[Additional Information]

1st Quarter Consolidated Fiscal Period of the 49th fiscal year

(from April 1, 2008 to June 30, 2008)

(Change in the Useful Life for Tangible Fixed Assets)

In conjunction with the revisions to the Corporate Tax Law in fiscal 2008, the Company reviewed the usage of its assets, etc. and the useful life for tangible fixed assets has been changed commencing on the 1st quarter of this fiscal year. Accordingly, operating income, ordinary income and quarterly net income before taxes and other adjustments for 1st quarter consolidated fiscal period of the 49th fiscal year were declined by ¥275 million each. The effects of such change on segments are described in applicable sections.

[Notes]

(Quarterly Consolidated Balance Sheet)

End of 1st Quarter of 49th Fiscal Year (as of June 30, 2008)	End of 48th Fiscal Year (as of March 31, 2008)
*1 Accumulated depreciation on tangible fixed assets: ¥134.723 billion	*1 Accumulated depreciation on tangible fixed assets: ¥133.169 billion
2 Guarantee obligations The Company's guarantee obligations against borrowings of non-consolidated companies from financial institutions are as follows: Clean Plaza Co-op: ¥75 million	2 Guarantee obligations The Company's guarantee obligations against borrowings of non-consolidated companies from financial institutions are as follows: Clean Plaza Co-op: ¥84 million

(Quarterly Consolidated Statement of Income)

(Amounts in Millions of Yen)

1st Quarter Consolidated Fiscal Period of 49th Fiscal Year (from April 1, 2008 to June 30, 2008)	
*1 Breakdown of main items in selling, general and administrative expenses	
Sales-related transportation expenses	4,303
Sale promotion expenses	8,718
Advertising expenses	2,368
Employees' salaries and bonuses	2,500
Amount newly positioned as provision for employees' bonuses	797
Amount newly positioned as provision for severance benefits	281
Depreciation expenses	530

(Quarterly Consolidated Statement of Cash Flows)

(Amounts in Millions of Yen)

1st Quarter Consolidated Fiscal Period of 49th Fiscal Year (From April 1, 2008 to June 30, 2008)	
Relationship between the amount of cash and cash equivalents outstanding as of the end of the 1st quarter and quarterly consolidated balance sheet items:	
Cash and deposits	74,096
Marketable securities	17,501
Total	91,597
Term deposits with terms exceeding three months	7,484
Beneficiary certificates of securities investment trust	13,001
Cash and cash equivalents	71,112

(Shareholders' Equity, Etc.)

1st quarter consolidated fiscal period of 49th fiscal year (from April 1, 2008 to June 30, 2008)

1. Matters regarding shares issued and outstanding

Type of stock	End of 1st Quarter of 49th Fiscal Year (Shares)
Common stock	68,981,591

2. Matters regarding treasury shares

Type of stock	End of 1st Quarter of 49th Fiscal Year (Shares)
Common stock	5,248,467

3. Items regarding dividends

(1) Dividends paid

Resolution	Type of stock	Financial resource for dividends	Total amount of dividends (Millions of yen)	Dividend per share (Yen)	Record date	Effective date
Regular General Meeting of Shareholders held on May 26, 2008	Common stock	Retained earnings	1,465	23	March 31, 2008	June 9, 2008

(2) Dividends for which record date falls in the period commencing at the beginning of this fiscal year and ending at the end of the 1st quarter but for which effective date comes after the end of the 1st quarter

Not applicable.

4. Matters regarding significant changes in shareholders' equity

Not applicable.

(Lease Transactions)

Not applicable.

(Marketable Securities)

The amount of marketable securities recorded in the quarterly consolidated balance sheet remained unchanged in a material manner since the end of the previous fiscal year.

(Derivative Transactions)

The amount of contracts, etc. for derivative transactions as of the end of the 1st quarter remained unchanged in a material manner since the end of the previous fiscal year.

(Stock Options)

Not applicable.

(Segment Information)

[Segment Information by Business Type]

1st Quarter Consolidated Fiscal Period of 49th Fiscal Year (from April 1, 2008 to June 30, 2008)

(Amounts in Millions of Yen)

	Personal care	Pet care	Others	Total	Elimination or Company-wide	Consolidation
Sales						
(1) Sales to external customers	70,381	10,840	2,725	83,947	-	83,947
(2) Internal sales or transfers across segments	0	-	1	1	(1)	-
Total	70,382	10,840	2,726	83,949	(1)	83,947
Operating income	5,733	1,698	114	7,546	27	7,574

(Notes) 1. Method of segmenting businesses
Businesses are segmented based on the sales volume classification of the Company, taking similarities in product, sales market, etc. into account.

2. Main products by business segment
   (1) Personal care ....Baby and child care products, feminine care products, health care products
   (2) Pet care ....Pet foods, pet toiletries
   (3) Others ....Food-wrapping materials, industrial materials, financing operations, etc.

3. As stated in "Additional Information," in conjunction with the revisions to the Corporate Tax Law in 2008, the Company reviewed the usage of its assets, etc. and the useful life for machinery and equipment was changed. Consequently, operating expenses in the business segments of " personal care," "pet care" and "others" for the 1st quarter consolidated fiscal period increased by ¥256 million, ¥13 million and ¥4 million, respectively, while operating income in such segments for the same period declined by the same amounts, respectively.

[Segment Information by Region]

1st Quarter Consolidated Fiscal Period of 49th Fiscal Year (from April 1, 2008 to June 30, 2008)

(Amounts in Millions of Yen)

	Japan	Asia	Europe and Middle East	Total	Elimination or Company-wide	Consolidation
Sales						
(1) Sales to external customers	52,137	19,493	12,316	83,947	-	83,947
(2) Internal sales or transfers across segments	2,890	660	-	3,551	(3,551)	-
Total	55,027	20,154	12,316	87,498	(3,551)	83,947
Operating income	4,416	2,871	290	7,577	(3)	7,574

(Notes) 1. Classification of country or region is based on geographical proximity.

2. Main countries or areas classified into regions other than Japan:
   (1) Asia ....Taiwan, China, South Korea, Thailand, etc.
   (2) Others ....The Netherlands and Saudi Arabia

3. As stated in "Additional Information," in conjunction with the revisions to the Corporate Tax Law in 2008, the Company reviewed the usage of its assets, etc. and the useful life for machinery and equipment was changed. Consequently, in Japan, operating expenses for the 1st quarter consolidated fiscal period increased by ¥275 million while operating income for the same period declined by the same amount.

[Overseas Sales]

1st Quarter Consolidated Fiscal Period of 49th Fiscal Year (from April 1, 2008 to June 30, 2008)

	Asia	Europe	Middle East, North Africa and North America	Total
I. Overseas sales (Millions of Yen)	19,494	9,270	4,452	33,217
II. Consolidated sales (Millions of Yen)	-	-	-	83,947
III. Overseas sales as a percentage of consolidated sales (%)	23.2	11.0	5.3	39.6

(Notes) 1. Classification of country or region is based on geographical proximity.

2. Major countries/regions belonging to each category.

(1) Asia ....Taiwan, China, South Korea, Thailand, etc.

(2) Europe ....The Netherlands, etc.

(3) Middle East, North Africa and North America...........Saudi Arabia, Egypt, U.S.A., etc.

(Business Combination, Etc.)

Not applicable.

(Per-Share Information)

1. Net Assets per Share (Yen)

End of 1st Quarter of 49th Fiscal Year (as of June 30, 2008)	End of 48th Fiscal Year (as of March 31, 2008)
Net assets per share 2,578.11	Net assets per share 2,545.79

(Note) The calculation bases are as follows:

Item	End of 1st Quarter of 49th Fiscal Year (as of June 30, 2008)	End of 48th Fiscal Year (as of March 31, 2008)
Total net assets in the consolidated balance sheet (Millions of Yen)	181,476	179,170
Net assets relevant to shares in common stock (Millions of Yen)	164,311	162,251
Breakdown of major differences Minority interests	17,164	16,919
Number of shares in common stock issued and outstanding (Thousands of shares)	68,981	68,981
Number of treasury shares in common stock (Thousands of shares)	5,248	5,248
Number of shares in common stock issued and outstanding used in calculation of net assets per share (Thousands of shares)	63,733	63,733

2. Quarterly Net Income per Share and Quarterly Net Income per Share after Adjustments

1st Quarter Consolidated Fiscal Period of 49th Fiscal Year

(Yen)

1st Quarter Consolidated Fiscal Period of 49th Fiscal Year (from April 1, 2008 to June 30, 2008)	
Quarterly net income per share	64.61
Quarterly net income per share after adjustment	-

(Note) 1. Quarterly net income per share after adjustment is not shown as there were no stock equivalents having a dilutive effect.

2. The calculation bases are as follows:

Item	1st Quarter Consolidated Fiscal Period of 49th Fiscal Year (from April 1, 2008 to June 30, 2008)
Quarterly net income in the quarterly consolidated statement of income (Millions of Yen)	4,117
Amount not attributable to common stock holders (Millions of Yen)	-
Quarterly net income relevant to shares in common stock (Millions of Yen)	4,117
Average number of shares in common stock during period (Thousands of shares)	63,733
Increase in the number of shares in common stock used in calculation of quarterly net income per share after adjustment (Thousands of shares)	-
Outline of a material change in the number of residual shares which, due to the absence of dilutive effect, was not included in calculation of the amount of quarterly net income per share after adjustment, if applicable	

(Important Subsequent Events)

Not applicable.

2 **[Others]**

Not applicable.

PART 2 [Information on Guarantors, etc. of the Company]

Not applicable.

Quarterly Review Report by Independent Auditors

August 8, 2008

To: Board of Directors
Unicharm Corporation

Audit Corporation Tohmatsu

Designated Partner Managing Partner	Takao Goto, C.P.A.
Designated Partner Managing Partner	Masahiko Tezuka, C.P.A.
Designated Partner Managing Partner	Seibei Kyojima, C.P.A.

Pursuant to Article 193-2, Paragraph 1 of the Financial Instruments and Exchange Law, we reviewed the quarterly consolidated financial statements of Unicharm Corporation (the "Company") and its subsidiaries, comprising the quarterly consolidated balance sheets, quarterly consolidated statements of income and quarterly consolidated statements of cash flows for the 1st quarter consolidated fiscal period (from April 1, 2008 through June 30, 2008) of the 49th fiscal year (from April 1, 2008 through March 31, 2009). Responsibility for the preparation of these quarterly consolidated financial statements rests with the Company's management. Our responsibility lies in expressing an opinion on the quarterly consolidated financial statements based on our independent review.

We conducted our review in accordance with quarterly review standards generally accepted in Japan. Our quarterly review was performed mainly through interviews with the management and financial and accounting managers, etc. of the Company as well as analytical and other quarterly review procedures, which were more limited in their scope than those for fiscal year financial statements audited in accordance with generally accepted auditing standards in Japan.

In our opinion, the quarterly financial statements referred to above did not represent unfairly, in all material respects, information pertaining to the consolidated financial position of the Company and its subsidiaries as of June 30, 2008, the results of their operations for the 1st quarter consolidated fiscal period ended on such date and their cash flows for the 1st quarter consolidated fiscal period ended on such date in conformity with standards for preparation of quarterly consolidated financial statements generally accepted as fair and reasonable in Japan.

There exists no stake or interest between the Company and this Audit Corporation or its Managing Partners that ought to be stated herein pursuant to the provisions of the Certified Public Accountant Law.

The End.

(Notes) 1. The foregoing is the digitized version of the matters stated on the original copy of the Quarterly Review Report by Independent Auditors, and the said original copy is being separately kept in custody of the Company.
2. No XBRL data is included in the scope of the quarterly consolidated financial statements.

[FRONT PAGE]

[Document Submitted]	Confirmation
[Submitted under]	Article 24-4-8, Paragraph 1 of the Financial Instruments and Exchange Law
[Submitted to]	Director General, Kanto Region Finance Bureau
[Date Submitted]	August 14, 2008
[Corporate Name]	Unicharm Kabushiki Kaisha
[Corporate Name in English]	Unicharm Corporation
[Name and Title of Head Corporate Representative]	Takahisa Takahara, President and Chief Executive Officer
[Name and Title of Chief Financial Officer]	Not applicable
[Location of Head Office]	182 Shimobun, Kinsei-cho, Shikoku Chuo-shi, Ehime (This is the registered domicile of the Company. Actual head office operations are being conducted at the following location: Sumitomo Fudosan Mita Twin Building West Wing 3-5-27 Mita, Minato-ku, Tokyo)
[Locations at which Document is Made Available for Public Inspection]	Unicharm Corporation Head Office (Tokyo Branch) (Sumitomo Fudosan Mita Twin Building West Wing 3-5-27 Mita, Minato-ku, Tokyo) Unicharm Corporation Osaka Branch (Central Shin-Osaka Building 4-5-36 Miyahara, Yodogawa-ku, Osaka) Tokyo Stock Exchange (2-1 Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)

1 [Matters Regarding the Fairness of the Quarterly Report]

The President and Chief Executive Officer of the Company, Takahisa Takahara, hereby confirms that the quarterly report of the Company for the 1st quarter of its 49th fiscal year (from April 1, 2008 through June 30, 2008) fairly represents information pursuant to the Financial Instruments and Exchange Law.

2 [Special Notes]

Not applicable.

20. Annual Report (2008)

unicharm

NOLA & DOLA

Unicharm Corporation



ANNUAL REPORT 2008

Year Ended March 31, 2008

Fiscal 2008 Highlights

1. Overseas sales reached ¥119.4 billion and as a percentage of net sales expanded to 35.4%.

   *Note: Sales to outside customers by overseas subsidiaries.

2. In Asia, earnings increased and operating income ratio rose 11.7 percentage point, compared with an 8.1 percentage point increase for all overseas markets.

3. In the Pet Care Business, sales increased 17.9% year on year while operating income jumped 29.3%, showing a continued high rate of growth.

4. In domestic markets, the Baby and Child Care Business and the Feminine Care Business contributed to increased earnings.

Contents

Aiming for Global Expansion

The Personal Care Business and Pet Care Business experienced significant sales and operating income growth overseas.



Financial Highlights

Unicharm Corporation and Subsidiaries

Years Ended March 31	Millions of yen 2008	Millions of yen 2007	Thousands of U.S. dollars 2008
FOR THE PERIOD:			
Net sales	¥336,864	¥301,880	$3,368,642
Operating income	33,731	29,930	337,313
Net income	16,683	15,059	166,836
Capital expenditure	17,370	21,307	173,704
Depreciation and amortization	15,022	13,185	150,222
R&D expenditure	4,505	4,332	45,048
AT YEAR-END:			
Total net assets	¥179,171	¥177,049	$1,791,708
Total assets	275,436	268,763	2,754,360

PER SHARE DATA:	Yen 2008	Yen 2007	U.S. dollars 2008
Net income	¥259.39	¥232.31	$2.59
Cash dividends	46.00	44.00	0.46

Note: U.S.dollar amounts are translated from yen at the rate of ¥100=U.S.$1, the approximate rate on the Tokyo Foreign Exchange Market on March 31, 2008.

Increase in Net Sales by Geographic Segment

(¥ Billion)



301.9
336.9
56.6
206.9
72.4
217.5
2007
2008

YoY Growth Rate	(%)
Japan	+5.1
Asia	+27.9
Europe / Middle East	+22.5
Total overseas sales	**+25.7**

Net Sales Breakdown by Region



	(%)
Japan	64.6
Asia	21.5
Europe / Middle East	13.9

Increase in Net Sales by Business Segment

(¥ Billion)



301.9
336.9
34.1
256.9
40.2
285.3
2007
2008

YoY Growth Rate	(%)
Personal Care*	+11.1
Pet Care	+17.9
Other	+3.8

Net Sales Breakdown by Business Segment



	(%)
Personal Care*	84.7
Pet Care	11.9
Other	3.4

* Includes baby and child care, feminine hygiene and elderly care.

Net Sales



400
300
200
100
0

2004	2005	2006	2007	2008
240.1	246.1	270.4	301.9	336.9

Operating Income / Operating Margin



40
30
20
10
0
16
12
8
4
0

	2004	2005	2006	2007	2008
▬	30.7	27.3	28.5	29.9	33.7
—	12.8	11.1	10.6	9.9	10.0

Net Income / Net Income to Net Sales Ratio



(¥ Billion)
(%)
20
16
12
8
4
0
7.0
5.6
4.2
2.8
1.4
0

	2004	2005	2006	2007	2008
▬	16.2	16.4	15.3	15.1	16.7
—	6.8	6.7	5.7	5.0	5.0

ROE • ROA



(%)
ROE
ROA
15
12
9
6
3
0

	2004	2005	2006	2007	2008
—	13.7	12.5	10.6	9.6	10.3
—	7.8	7.7	6.6	5.8	6.1

Total Asset Turnover



(Times)
15
10
05
0

2004	2005	2006	2007	2008
1.21	1.16	1.16	1.16	1.24

Current Ratio



(%)
200
160
120
80
40
0

2004	2005	2006	2007	2008
141.4	175.2	185.8	189.2	191.4

StockPrice Performance / Trading Volume



(Yen)
Trading volume
10000
8000
6000
4000
2000
0
25000000
20000000
15000000
10000000
5000000
0
2005
2006
2007
2008

In Japan and Asia as well as the rest of the world, Unicharm aims to become a leading company in the absorbent products industry.

In fiscal 2008, ended March 31, 2008, Unicharm Corporation's sales increased ¥35.0 billion compared with the previous fiscal year, to a record ¥336.9 billion. In Japan, we released high value-added products and products that generated new demand in both the personal care and pet care businesses as we strove to improve profitability through market rejuvenation. As a result, the feminine care, health care, clean & fresh and pet care business registered steady rises in sales, with sales in Japan increasing ¥10.6 billion year on year to ¥217.5 billion.

Overseas, sales in the baby and child care business and the feminine care business rose substantially. In Asia, significant growth occurred in China and Indonesia, and sales increased ¥15.8 billion to ¥72.4 billion from the previous fiscal year. In other regions, there was steady growth in the sales of adult incontinence products and pants-type disposable diapers for infants in Europe as well as pants-type disposable diapers for infants in the Middle East and North Africa. Sales to outside customers by overseas subsidiaries totaled ¥119.4 billion, accounting for 35.4% of consolidated net sales.

Unicharm's medium-term goal is to become the "Number One" company in Asia's lifestyle support industry by providing products and services that create help consumers lead comfortable, happy and exciting lives. In April 2008, we initiated Global 10, a new Medium-Term Management Plan, under which we are aiming to capture a 10% share of the global absorbent products market.

From a global standpoint, Unicharm is striving towards sustainable growth in corporate value through the optimal allocation of management resources and the development of new product lines.

In closing, I wish to thank all our shareholders for their steadfast support and understanding.

July 2008
Takahisa Takahara
President and CEO


Our vision is to become
the "Number One" company
in the world.
Takahisa Takahara
President and CEO

Unicharm aims to bring comfortable daily lives to people throughout the world by providing high quality products and services.

In addition to building on existing structures for producing our differentiated products, we are undertaking Groupwide initiatives improve the quality of products while lowering costs and to deliver these products to an even greater number of people.

The 6th Medium-Term Management Plan: SAPS* Plan

Q I The fiscal year ended March 31, 2008, was the last year of the Schedule-Action-Performance-Spiral (SAPS) Plan. Over the four years of this Sixth Medium-Term Management Plan, what did Unicharm achieve?

A I In line with the SAPS Plan, we undertook initiatives in three key strategic areas: accelerating growth in Asian markets, the creation of new markets by strengthening product development; and the improvement of cost-competetiveness through the restructuring of the supply chain. The success of these efforts and steady growth resulted in an 12% increase in net sales to ¥336.9 billion compared with the previous fiscal year and a record 13% rise in operating income to ¥33.7 billion.

Net Sales

(¥ Billion)


400
300
200
100
0
2004
2005
2006
2007
2008

2004	2005	2006	2007	2008
240.1	246.1	270.4	301.9	336.9

Unicharm was one of the first companies to recognize that the domestic market had matured and, in the second half of the 1990s, began concentrating the investment of its management resources on East Asian markets with the aim of fostering business growth through the creation and expansion of new markets. A regional assessment of performance shows significant expansion overseas boosted business performance in both revenues and earnings for the entire Group. Consequently, overseas sales and operating income as a percentage of consolidated net sales and operating income have increased from 20% to more than 35% and from 12% to 29%, respectively, over the last four years.

Regarding the first strategic area, accelerating growth in Asian markets, initiatives in such expanding markets as China, Thailand, Indonesia and Malaysia are proceeding according to plan, resulting in steady growth in both sales and operating income. In mature markets, strengthened initiatives with regional partners have yielded significant gains in South Korea and Singapore while revitalizing performance in Taiwan.

In the next strategic area, the creation of new markets by strengthening product development, Unicharm is developing its business with technology related to the molding and processing of nonwoven fabrics and absorbent materials, the source of the Company's competitiveness. Paying close attention to market and consumer behavior, we have expanded our product lineup to meet consumer needs and undertaken initiatives to create and expand markets. Consequently, in the health care business, the introduction of the *Unicharm Superdimensional Masks* and *Lifree Absorbent Slimwear* resulted in rejuvenation of the surgical mask market and development of the absorbent underwear market. Overseas, we strove to develop the entire market, focusing on the creation of low cost baby and child care products to match individual market characteristics. In addition, *"Mamy Poko Pants Standar,"* new pants-type diapers were introduced to the Indonesian market during the fiscal year under review.

In the third strategic area, the improvement of cost-competetiveness through the restructuring of the supply chain, Unicharm focused on asset efficiency. From the perspective of financial stability, we have maintained shareholders' equity and current



ratios at high levels. In addition, raw material price increases, which surpassed ¥10.0 billion over the four-year period, have been absorbed by efforts to reduce costs undertaken throughout the Group.

• Through the SAPS strategy, we are aiming to achieve an operational speed by concentrating time and measures on prioritized issues.

Q 2 **Please outline any issues remaining to be addressed in the aftermath of the Sixth Medium-Term Management Plan.**

A 2 **In Japan, we are contending with issues related to achieving stable prices and promoting cost reductions for improve earnings. Overseas, increasing both revenues and earnings remains an issue, particularly in Asia.**

Due to intensifying competition resulting from declining birthrates and an aging population, as well as ongoing deflation and soaring raw material prices, the profitability of baby and child care and feminine care products in Japan has weakened. In addition, competition among global competitors overseas is intensifying. To counter these trends, it is imperative that we transcend conventional ideas and develop revolutionary new products that offer both "differentiation" and "standardization," consolidate production technology to achieve this, and bolster product and cost-competiveness to compete globally.

Operating Income / Operating Margin



(¥ Billion)
(%)
40
30
20
10
0
16
12
8
4
0

	2004	2005	2006	2007	2008
▬ (bar)	30.7	27.3	28.5	29.9	33.7
— (line)	12.8	11.1	10.6	9.9	10.0

The 7th Medium-Term Management Plan: Global 10

Q 3 **Global 10, Unicharm's new Medium-Term Management plan began in April 2008. Under this plan, what direction does Unicharm aim to take?**

A 3 **Under Global 10, Unicharm is aiming to attain the "Number One" position in Asia and a 10% share of the global market for nonwoven fabrics and absorbent products.**

At present, the global absorbent materials market, including disposable diapers and feminine care products, is worth approximately ¥3,400 billion annually and is expected to be valued at ¥4,100 billion by 2010.

When a country's average per capita GDP surpasses US$1,000, market demand for feminine care products increases; when it exceeds US$3,000, market demand for disposable baby diapers increases. Based on this, Unicharm is working to maintain its number one share of the absorbent products market in Asia. We expect the Asian market to account for 30% of the global market by 2010. In other words, if Asia's share of the world market expands to 30%, Unicharm's current 6% global share will expand to 10% by 2010. As a result, we will be positioned to compete on a global scale in the absorbent products business.



Q 4 Both in Japan and overseas, Unicharm develops high-value-added products that meet the needs of different regions. Also it has entered premium markets. Please outline your key strategies for achieving the goals of Global 10.

A 4 In order to compete successfully against global competitors, we are establishing global product lines that combine the concepts of "differentiation" and "standardization," while undertaking initiatives to expand the scope of production and strengthen earnings power.

Cash Flows/Capital Expenditure



Cash Flow
Free Cash Flow
Capital Expenditure
(¥ Billion)
35
28
21
14
7
0
2004
2005
2006
2007
2008

	2004	2005	2006	2007	2008
Cash Flow	29.2	27.8	29.1	30.0	34.8
Free Cash Flow	3.8	13.8	12.9	2.9	24.6
Capital Expenditure	19.5	13.7	13.7	21.3	17.4

In emerging markets, including developing countries, there is a steadily broadening base of customers who prefer Unicharm products. Although we continue to customize products to each region's unique living environment, such as climate, economic standards, consumer needs and social characteristics, we must respond with even greater agility, given that the target zone for market growth is changing by the minute.

It is the social mission of Unicharm to provide comfortable daily lives to people throughout the world. In addition to building on existing structures that produce our differentiated high-value-added products, there is a need to create structures to improve the quality of products while lowering cost and to deliver these products to an even greater number of people. To that end, we have announced the "Global Products Line"— a development and manufacturing structure that optimally balances the two opposite concepts of "differentiation" and "standardization" —in line with Global 10 based on this structure, we are accelerating product development, reducing manufacturing costs and improving equipment turnover rates to boost our earnings power. As outlined in the Global 10 plan, we will invest overseas to upgrade factory production equipment in such countries as Thailand, China and Indonesia as well as to accelerate capital expenditures in the Middle East and North Africa, which has a population of 300 million.

Q 5 What are Unicharm's plans with regard to domestic operations?

A 5 We are aiming to increase our profitability by introducing functional, high-value-added products.

In the core baby and child care business, the problems we are currently experiencing include declining profitability stemming from ongoing raw materials price increases and price competition. In order to address these problems, we must first bolster marketing policies. This includes steadily implementing such strategies as developing marketing opportunities by working together with the wholesale and retail industries to bring about stable prices and the development of high-value-added, premium products.

At the same time, we need to make products more functional. For example, thanks to innovations in absorbency technologies, the thickness of absorbent material used in *Moonyman Slim Pants* diapers, which were launched in March 2008, has been reduced by half. Such innovations are a key factor in the creation of premium products.

In the feminine care business, Unicharm is making effective use of the premium *Center-In* brand, acquired from Shiseido Company, Limited in June 2006. We are reducing costs through bulk purchasing and the common usage of raw materials. At the same time, as customers of *Sofy* sanitary napkins increase, we are seeking to accelerate growth and establish greater market presence in this segment. We are also improving earnings through the *Sofy Bodyfit* and *Sofy Wide-Guard* high-value-added product segments while introducing new product lines. In the health care business, where Unicharm already has the largest market share domestically, "absorbent underwear" is becoming a driver for further growth as the majority of the Baby Boom Generation approaches retirement age. We are planning for the further expansion of the light incontinence products market by bolstering the *Lifree Kyusui Shitagi Slimwear* brand, which provides an effective response to incontinence needs and feels just like regular underwear. In addition, we are taking steps to further enhance earnings by upgrading pants-type disposable diapers for adults.

In the pet care business, with the emergence of a "pet boom" in Japan this high-profit, high-growth market is poised to expand even further in the areas of both pet food and toiletries. Based on this, we are aiming to decisively achieve the top domestic market share in this business.

Q 6 What are your policies regarding returns to shareholders?

A 6 Unicharm considers the paying of dividends to shareholders to be its most important management policy and, for this reason works to increase corporate value through the generation of cash flow. In order to improve its earnings potential, the Company constantly works to strengthen its business structure and proactively expand its operations, while adhering to a policy of consistent increases and stable dividend distribution.

Unicharm maintains a basic policy of providing stable shareholder returns equivalent to 50% of net income. Between February 1 and March 21, 2008, Unicharm repurchased 690,000 of its own shares through public offerings (total acquisition cost: ¥4,999 million). In fiscal 2008, full-year dividends rose ¥2.00, to ¥46 per share. For fiscal 2009, we plan an increase of ¥8, for a year-end dividend of ¥54 per share.

Returns to Shareholders


(¥ Million)
Dividends
Share Repurchase
10,000
7,500
5,000
2,500
0
2004
2005
2006
2007
2008

	2004	2005	2006	2007	2008
Dividends	1,740	1,927	2,092	2,834	2,947
Share Repurchase	5,324	0	4,973	5,999	4,999


(%)
Return ratio
Payout ratio
60
40
20
0
2004
2005
2006
2007
2008

	2004	2005	2006	2007	2008
Return ratio	43.5	11.8	46.2	58.7	47.7
Payout ratio	10.7	11.8	14.0	18.9	17.7

Providing Comfortable Lifestyles to Consumers the World Over



The Baby and Child Care and Feminine Care Businesses
—Twin Drivers of Unicharm's Global Growth Strategy—

Unicharm currently stands on the threshold of a new growth phase. Having commenced sales of sanitary napkins in 1963, Unicharm expanded its business into disposable diapers for infants in the early 1980s. Subsequently, primarily in the Japanese market Unicharm launched a series of innovative products that included ultrathin sanitary napkins in keeping with the evolving lifestyle needs of Japanese women; disposable diapers for adults in response to an aging society; and the *Unicharm Superdimensional Mask* to protect the body from cold viruses and hay-fever.

Fiscal 2008 was Unicharm's sixth consecutive year of sales growth, and the Company also recorded its highest-ever operating income. Accelerated overseas business development is currently driving Unicharm's growth. In the year under review, the Company's sales in Japan grew 5.1% while in Asia they showed a notable 27.9% rise, with total overseas sales expanding 25.7%. There have been two main factors behind this growth. The first was Unicharm's 1984 decision to not confine itself to the Japanese market but to look to developing overseas markets, focusing on contributing to people's quality of life, especially that of babies and women, and concentrating its efforts on Asia. The second factor has involved shifting into top gear the process of expanding Unicharm's business portfolio through the establishment of local subsidiaries and M&A activities.

Commencing with the establishment of a subsidiary in Taiwan in 1984, Unicharm made further inroads into Southeast Asia, launching operations in Thailand in 1987 and Indonesia in 1997. In addition, Unicharm established a foothold in China in 1995, acquired a company in Saudi Arabia in 2005 and entered into a joint venture with LG Household & Healthcare Ltd. in South Korea in 2006. Each of these companies uses detailed strategies based on Unicharm's corporate philosophy of "Always Delivering Comfort to People through Excellent Products and Services" to develop products in the growth-driving baby and child care and feminine care businesses—products that display an understanding of the climates, cultures and social values of the regions in which they are sold and that are tailored to people's lifestyle needs.

The results of this philosophy and strategy speak for themselves. Last year, Unicharm launched *Mamy Poko Pants Standar*—a product for which the Company has high hopes—to a warm reception in Indonesia, where many people still consider disposable diapers a luxury.

Unicharm's Global Sales Growth



(¥ Billion)
Japan
Overseas
350
300
250
200
150
100
50
0
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Performance and Strategies

Overseas Sales Reach ¥119.4 billion, Ratio to Net Sales Expands to 35.4%



Europe



Sales
100%
0
2005 2006 2007 2008
YoY Sales Increase
121%

● Current-year strategy

Through collaborative efforts with its partner, Swedish Cellulose Company SCA, Unicharm will reinforce the European market development of disposable diapers for infants and adult incontinence products.

China



Sales
100%
0
2005 2006 2007 2008
YoY Sales Increase
137%

● Current-year strategy

In addition to strengthening manufacturing capabilities for disposable diapers for infants and sanitary napkins, Unicharm will expand sales to include provincial cities and aim for business expansion to improve market growth.

Taiwan



Sales
100%
2005 2006 2007 2008
YoY Sales Increase
107%

● Current-year strategy

Unicharm will emphasize the high functionality of disposable diapers for infants and sanitary napkins, enhance sales of disposable diapers for adults and reinforce its revenue base

Middle East, North Africa



Sales
100%
0
2006 2007 2008
YoY Sales Increase
131%

● Current-year strategy

Unicharm is aiming to accelerate the widespread use of its products and expand the market development in the region by launching new disposable diapers for infants and sanitary napkins onto these markets and by enhancing its production capabilities.

Thailand



Sales
100%
0
2005 2006 2007 2008
YoY Sales Increase
126%

● Current-year strategy

With the aim of expanding business in Thailand, Unicharm is increasing its share of the markets for disposable diapers for infants and sanitary napkins by extending its sales network while increasing customer awareness of pants-type disposable diapers for adults.

Indonesia



Sales
100%
0
2005 2006 2007 2008
YoY Sales Increase
130%

● Current-year strategy

As it aims the greater market penetration of *Mamy Poko Pants Standar* disposable diapers for infants, Unicharm is planning to expand its sales region and increase the number of stores that stock its products.

Unicharm's Overseas Expansion

Since the 1984 inauguration of its local subsidiary in Taiwan, Unicharm has established local bases in Thailand, Indonesia, Malaysia, Singapore, the Philippines and Vietnam in Southeast Asia as well as in Taiwan, China and Korea in East Asia.

In addition to maintaining a particular focus on China, Thailand, Indonesia and Taiwan, Unicharm has ambitiously injected management resources with its sights firmly set on business expansion in Asia and gaining the "Number One" position in terms of market share in the region. The Company's market share remains on a growth track.

Today, Unicharm holds the "Number One" share in the feminine care markets in Taiwan and Thailand and also in the baby and child care markets in Thailand, Indonesia and Singapore.

Outside Asia, Unicharm has local bases in the Netherlands and Saudi Arabia and has gained strategic footholds in both the Middle Eastern and North African markets, where growth is expected.

Unicharm's overseas sales have reached ¥119.4 billion in the three-year period ended March 2008 and the ratio of overseas sales to total net sales has risen from 24% to 35%.



Overseas Expansion

1984	Taiwan	Established joint ventures
1987	Thailand	Established joint ventures
1993	Saudi Arabia	Alliance with Gulf Hygienic Industries
1993	Netherlands	Established joint ventures in the Netherlands
1994	South Korea	Established joint ventures
1995	China	Established joint ventures
1997	Indonesia	Established joint ventures
1997	Malaysia	Established a subsidiary
2002	Philippines	Established joint ventures
2005	Saudi Arabia	Acquired Gulf Hygienic Industries
2006	South Korea	Established LG Uni-Charm Co., Ltd.
2007	Vietnam	Established a subsidiary

Overseas Sales


(¥ Billion)
Asia
Europe/Middle East
120
100
80
60
40
20
0
2005
2006
2007
2008

Overseas Businesses' Operating Income


(¥ Billion)
Asia
Europe/Middle East
(%)
12
10
8
6
4
2
0
2005
2006
2007
2008

Global 10: Unicharm's Seventh Medium-Term Management Plan

Aiming for a 10% Share of the Global Market

With great advances firmly in its sights, Unicharm drew up Global 10, its new Medium-Term Management Plan, which came into effect at the start of the current fiscal year. Under Global 10, Unicharm is seeking to expand its current 6% share of the global absorbent products market to 10% and build an impregnable position as a global manufacturer.

Composition of Global Absorbent Products Market (Annual forecast for 2010)



Western Europe
billion
Eastern Europe
¥ 90 billion
Asia
¥ 26 billion
Covering Eastern and Western Europe as well as North America with joint ventures and licencees
Acquiring the leading share in Asia through direct business operations
Increasing exports via local sales offices to the Middle East and North Africa
Direct business operations area
Export and licensed business area
Africa, Middle East
billion
Australia, New Zealand
¥ 1 billion
Baby and Child Care Busines
Feminine Care Business
Health Care Business

Sights Set on Growth Markets

Under Global 10, we are emphasizing the Asian market, which is set to account for 30% of the global absorbent products market by 2010. Furthermore, we will make concerted strategic moves in the Middle Eastern and North African markets, where expansion is predicted.

Global Absorbent Products Market and Unicharm Activities
(Unicharm survey)



Asia
2007
Africa,
South America
¥3.4 trillion
Asia
2010
Africa,
Australia,
South America
¥4.1 trillion



North America
¥760 billion
South America
¥38 billion

Global Products Line: Product Development to Achieve Global 10 Plan

Having adopted a strategy for overseas expansion, Unicharm is working to improve its brands' market penetration and heighten its presence through the supply of high-value-added products. To this end, we strive to understand and appropriately respond to the differing customs and needs of each country through product development and customization. Despite our efforts, however, our detailed market research has shown that although there is great market potential, many people "want to buy Unicharm but don't" because of price considerations. Thus, to more broadly address local needs and ensure our future growth, we must develop products with selling prices that both we and our customers can feel happy with while not compromising on quality.

Such standardization has led us to the development of "Global Products Line" concept, which calls for both meeting diverse consumer needs and achieving cost reduction. The "Global Products Line" structure, which optimally balances the two opposite concepts of differentiation and standardization in product development and manufacturing, is expected to offer the benefits of:

1. Accelerated product development
2. Reduced manufacturing costs
3. Improved equipment turnover rates



Minimal improvements necessary
Response to specific needs
Differentiation
2. Reduced manufacturing costs
Improve profitability
Standardization
3. Improved equipment turnover rates
Effective facility layouts
1. Accelerated product development
Rapid development in other countries

(Source: Unicharm)

Case Study: Global Products Line I

The Story of *Mamy Poko Pants Standar* Development


Indonesia

No matter where you go in the world, people love and cherish their children. For those people who want only the best for their children but think that disposable diapers are still a high-end product, Unicharm delivers products at affordable prices.

Looking forward to when it would launch Global 10, Unicharm faced and surmount some inescapable hurdles in developing these diapers. Despite never having before worked toward simultaneously achieving high quality and high value-added, Unicharm was able to compete against low-priced products (what Unicharm terms as "every" products) on the market.

Country name	Republic of Indonesia
Area	Approx. 1.89 million km² (roughly five times larger than Japan)
Population	Approx. 222 million people (2006 government estimate)
Capital	Jakarta
Currency	Rupia (1 rupia = ¥0.01; as of June 2008)
Climate	Equatorial, tropical climate with dry (May to October) and rainy (November to April) seasons
Time difference	Jakarta is two hours behind Japan



A local store in Indonesia



Daily life in Indonesia

Getting Established and Conducting Door-to-Door Surveys in Launch Countries

Mamy Poko has performed consistently well in Asia in terms of regard for its high quality as well as brand awareness and appeal. Following surveys of the competitive environments and the needs of a number of countries, we decided on Indonesia as the launch country for *Mamy Poko* due to the high degree of Unicharm brand penetration and broad-based demand from high-income earners.



Door-to-Door Surveys by Unicharm local staff

Next, to develop products tailored to the Indonesian market, we went door-to-door to find out how people really live and what products they use in their daily lives. In addition, we conducted in-depth surveys in order to build up a picture of lifestyles and consumption. Over a period of trial testing, we identified the basic functions that customers required through direct feedback in the form of impressions and opinions received on a daily basis.

From Development to Production

For us, it was not simply a matter of making cheap products; we, and our customers, demand a certain level of product quality. And, without affecting this quality, we had to reduce costs by eliminating product features that our customers do not value. Firstly, we decided to manufacture products in Indonesia to hold down distribution costs.

By setting new standards in quality management, this experience demonstrates that product quality need not be compromised for the sake of costs or considerations as long as the product's basic function as well as each individual's health and well-being are maintained.



Unicharm factory in Indonesia



Local employees who studied at Unicharm in Japan



Mamy Poko Pants Standar in a small local store

Distribution Strategies that Capitalize on Brands

Shipments of *Mamy Poko Pants Standar* commenced in December 2007. Utilizing to the fullest extent the deep market penetration of the *Mamy Poko* brand, we employed the same design for the logo and photo as those used for existing products and chrome yellow for the package color. Leveraging brand power kept down advertising expenditures and helped cover the costs of achieving and improving customer brand awareness in stores. The product is currently being marketed chiefly through small, local stores, and Unicharm is emphasizing distribution as it improves its sales channel network. With its vision of "delivering to those who want to buy but don't" meeting with the approval of many small retailers, Unicharm achieved more than the planned number of shipments. Currently, *Mamy Poko Pants Standar* are enjoying better-than-expected sales and Unicharm is getting a high reputation from local customers.


Mamy Poko
Pants
Standar
L
8

Fiscal 2009 Strategies by Business Segment (Japan)

In mature markets Unicharm must work to fully convey its product value message as it is easy to become caught up in price competition. The strategy for Japan involves sales promotions with stepped-up focus on product value using such means as effective sales development campaigns in collaboration with distributors and retailers

Baby and Child Care Business

Thanks to advances in absorbency processing technologies, the baby and child care business has launched *Moonyman Slim Pants*, which feature absorbent material that is half as thick as that used in conventional diapers and are the driving force behind Unicharm's drive for premium products.

In addition, expanding sales of *Moonyman Haihai Pants* and *Moonyman Tacchi Pants*, which accurately address needs associated with specific child growth development stages, has further strengthened sales of pants-type disposable diapers. In addition, we recorded strong sales of improved, half-thickness, summer limited-edition "sweat care" *Moonyman Ase Sukkiri* as well as *Moonyman Mizu Asobi Pants*, pants-type disposable diapers for play use that keep dry to the touch even when the child has wet them. In addition *Moonyman* is central to a CO_2 emissions rights campaign that seeks to appeal to customers' environmental awareness.

On the other hand, Unicharm is trimming the promotional costs associated with the *Mamy Poko Pants* brand while improving product design and the brand's profitability by raising unit prices through a revaluation of the number of product pieces per package.

Feminine Care Business

Having developed FCL Sheet, our third-generation sanitary napkin top-sheet surface material, and successfully used it in the *Sofy Hada Omoi* napkin series to attract new users, Unicharm is working to create new product categories that utilize this technology and improve profitability. In addition, we are creating demand for high-value-added products in the *Sofy Cho-Jukusui Guard* lineup that features newly developed "airbags" to prevent leakage, having introduced the *Ryohada* series, which reduces heat retention, a cause of consumer dissatisfaction in the summer.

In the tampon category, *Charm Soft Tampon Super Plus* with high absorbency was launched to provide greater peace of mind, particularly on heavy flow days. Launching *Sofy Kiyora* panty liners onto the market as a new product to enhance "women's grooming and appearance," Unicharm is endeavoring to improve value added and cultivate its brands.


Kiyora
Kiyora
Kiyora

Health Care Business

While increasing the flexibility of the *Lifree* pants-type disposable adult diaper series by upgrading the absorption of *Lifree Anshin Nyotori Pad*, Unicharm is evolving point-of-sale proposals geared to the normal activities of daily life and is working to reinforce the *Lifree* brand. In its lineup of moisture-absorbent underwear for the high-growth light incontinence market, Unicharm's focus is on cultivating sales of *Lifree Kyusui Shitagi Slimwear* by creating an incontinence product market among otherwise healthy people. In addition, by expanding the number of facilities handling pants-type diapers for institutional use and high-function pads, Unicharm is aiming to improve the quality of life of those in need of nursing care.

Clean & Fresh Business

Focusing on the *Wave* brand of disposable cleaning products, through which we offer a new manner of cleaning, we worked to acquire new users and expand repeat sales of *Wave Rittai Floor Wiper*. In the case of the *Silcot Wet Tissue* brand we nurtured sales of *Silcot Wet Tissue Alcohol Sanitizer Wet Towel*, a product that uses rubbing alcohol to provide thorough sanitization, contributing to market expansion.

Pet Care Business

Today, as a growing number of people are seeking peace of mind through pet ownership, the pet-owner relationship is becoming more important. Due to the social phenomena of a declining birthrate and aging society as well as to the tendency for people to marry later in life, continually the large-scale retirement of baby boomers can be expected to only accelerate this tendency.

Against this backdrop, Unicharm is endeavoring to develop products and markets that continually meet consumer needs. These efforts take the form of sales promotions and product lineup enhancements to respond to the four ongoing major pet trends in Japan: caring for pets that are kept indoors, small-sized pets, aging pets and overweight pets.



Baby and Child Care Business



Sales in the baby and child care business increased ¥12.6 billion year on year, to ¥136.0 billion.

In Japan, where demand has dipped due to the declining birthrate, the impact of such factors as soaring costs for raw materials made for an exacting business environment. Nevertheless, Unicharm continued to develop and launch new products while making ongoing product improvements.

Unicharm worked to increase sales and improve its market share by launching *Moonyman Sarara Magic* and *Moony Sarara Magic with Sarara sheets* which are gentle to infants' delicate skin. The Company also reviewed its product lineup and endeavored to improve facility operation levels and production efficiency. Also, exclusive new designs were adopted as limited time offers for *Mamy Poko Pants* and *Mamy Poko* tape-type diapers, the latter's price having been increased in spring 2008, while efforts were made to raise the efficacy of sales promotion costs and improve profitability.

Overseas, the market penetration of the *Mamy Poko* brand in Asia was facilitated by conducting vigorous marketing activities. Consequently, sales growth and improved profitability were seen, primarily in China, Thailand and Indonesia. In addition, to broaden the popularity of disposable diapers for infants in Indonesia, *Mamy Poko Pants Standar* sales were introduced in the economy category.


Surface sheet
Sarara sheet
Sanitarizing sheet

Moonyman Sarara Magic

Feminine Care Business


CENTER-IN
CENTER-IN
CENTER-IN



FCL Sheet

Sales in the feminine care business increased ¥7.0 billion compared with the previous fiscal year, to ¥72.4 billion.

With the mature Japanese market seeing continued stagnation, Unicharm focused on developing safe, high-value-added products that deliver comfort while improving profitability by introducing new products in those segments where they would bring the best returns.

In sanitary napkins, we launched *Sofy Hada Omoi* featuring the newly developed FCL Sheet, which differs from conventional nonwoven fabric and mesh-type surface materials. By adopting this surface material, we achieved a 90% reduction in menstrual blood adhering to the skin and realized a premium product with new added value. In addition, we worked hard to promote the slim-type category *Sofy Body Fit Fuwapita Slim* and nighttime-type *Sofy Cho-Jukusui Guard*. The improved *Sofy Cho-Jukusui Guard*, which was launched in March, incorporates a highly functional side-gathers to prevent slipping that have dramatically cut leaks.

In overseas operations, in order to accelerate development in major Asian countries and regions, we carried out proactive sales and marketing activities focused on high-value-added nighttime sanitary napkins. These efforts yielded rapid market expansion of and penetration by the *Sofy* and *Charmy* brands. As a result, we achieved sales growth exceeding that of market growth in Asia overall and expanded market share.

Health Care Business


スリムウェア
スリムウェア

The aging baby-boom generation is forecast to give rise to further expansion in the light incontinence market. In our efforts to develop the "absorbent underwear" category and boost profit, we launched such products as the *Lifree Kyusui Shitagi Slimwear* for healthy seniors and *Lifree Mens Guard Slim* incontinence pads for men.

In addition, to strengthen sales of our highly profitable *Unicharm Superdimensional Masks*, we added *Unicharm Superdimensional Mask* for Kids to the range.

In the commercial use area, we enhanced business channels by working closely with subsidiary Unicharm Mölnlycke K.K., lowered distribution costs and strove to maintain a stable share of the market.

In overseas operations, we improved our solid market positions in Taiwan and Thailand through the accelerated expansion of the *Lifree* brand and our original incontinence care offerings. We also steadily boosted sales of pants-type disposable diapers, especially in Europe.


超立体
超立体
超立体

Unicharm Superdimensional Masks



Image

Clean & Fresh Business





Wave Handy Wiper Nobiru Type



Wave Handy Wiper

In the clean & fresh business, we provide cleanliness, reassurance and freshness to our customers through products based on nonwoven fabric and absorbing technologies that have been cultivated by our company. We strengthened sales focused on three brands: *Wave, Silcot Wet Tissue* and *Silcot*.

For Wave brand sheet cleaners, through which we offer a new manner of cleaning, we worked to acquire new users and expand repeat sales by adding to our product line the *Wave Handy Wiper Nobiru Type* and the *Wave Rittai Floor Wiper*, which can pick up particles as large as breadcrumbs and sand. Further improving on *Silcot Wet Tissues*, we incorporated antibacterial agents derived from green tea into the *Anshin Jokin* series to strengthen its functions. We also launched the *Silcot Wet Tissue Jokin Wet Towel*, which incorporates highly-concentrated rubbing alcohol to respond to greater hygiene awareness.

Pet Care Business



In the Pet Food Department, in the semi-moist-type *Gains Packun* dog food series we launched low-fat *Gains Packun Tori Sasami* featuring tasty white chicken meat. For cats, in addition to traditional food in cans, we launched *Gin no Spoon Pouch*, a wet-type food in a pouch. We are focusing on sales promotions and on enhancing differentiated product categories to meet growing needs associated with the four pet trends in Japan, including keeping indoor pets and caring for aging pets and fat pets.

In the Pet Toiletry Department, we increased sales of *Dry Pet Sheet ZERO Wan* dog excrement treatment sheets, which are extremely absorbent and fast drying, absorbing urine three times faster than Unicharm's previous sheets. We are also improving and promoting the sale of products that respond to the trend of keeping indoor pets.

CSR Promotion and Activities

Through the creation and distribution of top-quality products and services throughout Japan and the world, Unicharm is creating a better life for humankind while pursuing sustainable development. At the same time, we strive to act as a socially responsible corporation in line with this corporate ideal, and we place a high value on the opinions and efforts of each and every employee. These two concepts form our basic approach to CSR.

Having experienced increases in revenue thanks to the expansion of its overseas operations in recent years, Unicharm made the dissemination of CSR to all overseas Group company employees a major management theme during the year under review. For example, CSR study sessions involving employees at Unicharm's Chinese subsidiaries were held where participants discussed future CSR initiatives concerning such items as appropriate responses to product complaints and resource conservation. Through such activities, we will continue to promote issues related to quality assurance, environmental protection and corporate ethics within the Unicharm Group.

Regardless of differences in culture and environmental conditions, every Group employee has a responsibility to promote the development of Unicharm as a trustworthy enterprise, while keeping the best interests of stakeholders in mind.

Groupwide CSR Promotion and Support Structure

Unicharm's CSR Committee, chaired by the president and CEO, meets four times a year to facilitate the progress of Groupwide CSR activities.


CSR Committee Chairperson: President and CEO
Executive Office: CSR Department
Quality Assurance Task Force
• Maintains quality assurance structure
• Promotes safety assurance measures
• Improves quality control
• Ensures appropriate product content labeling
• Responds to customer complaints
• Collects and distributes regulatory information
Environmental Promotion Task Force
• Maintains environmental management systems
• Promotes energy conservation
• Promotes waste recycling
• Promotes environmentally conscious product development
• Handles environmental risk issues
• Collects and distributes regulatory information
CSR Promotion Task Force
• Promotes ethics and compliance awareness
• Ensures risk control and information security
• Improves working environments
• Oversees corporate governance structures
• Maintains communication with stakeholders
• Engages in social contribution activities
Corporate Planning Division, Global Marketing Division, Global Research & Development Division, Global SAPS Human Resource Development Department, Legal & Intellectual Property Department, Customer Support Office, Internal Auditing Office, Unicharm Products Co., Ltd.

* SAPS: Schedule-Action-Performance-Schedule. The SAPS plan aims to increase management efficiency.

Environmental Activities: "The Carbon Offset Campaign"

The purpose of the Carbon Offset Campaign is to bring about reductions in CO_2 emissions by cooperating with activities that help achieve reductions in everyday CO_2 emissions.

To this end, Unicharm held the Moonyman Carbon Offset Campaign in June and July, 2008. By using absorbent materials that are half as thick as those used in conventional products, *Moonyman Slim Pants* and *Moonyman Ase Sukkiri* diapers contribute to broad reductions in CO_2 emissions. However, because disposable diapers are incinerated after use, reducing CO_2 emissions to zero has yet to be realized. The purpose of this campaign has been to sell disposable diapers with CO_2 emission rights for a limited time as a new way to promote environmental protection. Unicharm used a portion of the proceeds from sales of *Moonyman* products to purchase CO_2 emission rights from Carbon Offset Japan (COJ)*. Through this activity, the Company has offset approximately 3,400 tons of CO_2 produced by the incineration of disposable diapers.

In the wake of such recent events as the commencement of Kyoto Protocol's first commitment period in January and the G8 Summit held in Toyako last July, which made the global environment a central theme, 2008 has been characterized by greater than ever environment awareness in Japan. Consequently, Unicharm is actively conducting business with this in mind.

* COJ is a non-profit environmental organization that abides by the principles of the Kyoto Protocol.

Carbon Offset Scheme


Reflecting customers' opinions, Unicharm purchases CO_2 emission rights depending on sales.
Diaper customers
Diaper customers
Agreement of the carbon offset campaign
A portion of product sales is used for CO_2 reduction activities through COJ.
Unicharm
Campaign products
Businesses aiming to reduce CO_2 emissions
CO_2 emission rights
CO_2 emission rights
Purchases of CO_2 emission rights depending on sales
Carbon Offset Japan (COJ)
Procurement of CO_2 emission rights


Campaign on the Unicharm website from June 5, 2008 to July 10, 2008

Corporate Governance and Internal Control

Fundamental Principles

The Unicharm Group strives to pursue correct corporate management principles, which brings together corporate growth, well-being among employees and the fulfillment of its social responsibilities. Guided by these established ideals, management and operating divisions work in unison to create new value and promote a corporate management structure that consistently aims to create No. 1 value for all stakeholders, including customers, shareholders, business partners, associates and society at large. In addition, as stakeholders examine corporate governance and CSR with ever-more discerning eyes, the Group increasingly endeavors to ensure sound corporate management consistently guided by its corporate ideas. With a strong awareness of the importance of constantly increasing corporate value and fulfilling its corporate responsibilities, Unicharm's management and operating divisions work together through the conduct of business to achieve these goals. Under a corporate auditor system, the Company endeavors to further strengthen its executive officer structure, while striving to bolster overall corporate governance.

Composition and Management of the Board of Directors

The Company maintains a Board of Directors that is presently composed of seven directors, including the chairman. In addition to its monthly ordinary meetings, the Board of Directors holds extraordinary meetings on an as-required basis (16 such meetings were held during the year ended March 31, 2008).

In an effort to enhance management's focus on the front line and accelerate strategy implementation, both recognized as Group strengths, the Company has deemed it appropriate to choose as internal directors individuals who possess a thorough knowledge of Unicharm's business operations. Consequently, individuals from outside the Company are not eligible to be directors.

Moreover, in 1999, we introduced an executive officer system with the purpose of bolstering and accelerating business operations. This system reinforces the decision-making and supervisory functions of the Board of Directors as well as the separation of execution functions for executive officers. As of September 2008, the Company had 14 executive officers, 5 of whom concurrently held the position of director, and 5 deputy executive officers.

Unicharm endeavors to increase the supervisory functions of directors and enhance the transparency of its corporate conduct through four corporate auditors, including two outside corporate auditors.

Corporate Auditors and the Corporate Auditor System

Unicharm has adopted a corporate auditor system that comprises four corporate auditors, two of whom are appointed from outside the Group. The activities of corporate auditors are determined and guided by policies and plans formulated by the Board of Auditors. Corporate auditors also participate as standing members of major meetings that involve management decision-making and take part in corporate governance. To provide objective viewpoints, two outside auditors have been entrusted to hold the post of corporate auditor due to their ability to furnish broad insights based on an abundance of experience and knowledge in corporate affairs.

Through the augmentation of staff engaged in internal audit functions, the Internal Auditing Division is able to assess the effectiveness of internal control systems within operating divisions and recommend corrective measures.

To complement the aforementioned corporate auditor and internal audit systems, Unicharm's accounting audit is conducted independently by certified accountants Takao Goto and Seibei Kyojima of the Deloitte Touche Tohmatsu auditing firm. In addition, corporate auditors and the Board of Auditors meet periodically, and as needed, with accounting auditors to share the results of their respective audit plans and ensure maximum efficacy and efficiency.

Internal Control System Upgrading

Recognizing that deeply rooted internal control system structures and operations ensure highly effective corporate governance, and by extension a high degree of corporate trust and operational efficiency, Unicharm is steadily promoting the upgrading of its internal control systems.

In accordance with the Financial Instruments and Exchange Law, the drafting of internal control reports and audits by management has become a requirement from April 2008 onward. In addition, with this and other legal ordinances in mind, the "Internal Control Upgrading Project" was initiated in April 2006. The maintenance of internal control systems has been conducted on both a company-wide and a business process level. Related activities over the past two years are detailed below.

(1) An evaluation of internal control systems on a companywide level was implemented throughout the Unicharm Group companies, including at Unicharm PetCare Corporation Unicharm Products Co., Ltd., Unicharm Material Co., Ltd., Cosmotec Corporation and Kokko Paper Mfg. Co., Ltd., as well as at overseas subsidiaries in Shanghai, South Korea, Thailand, Taiwan, Indonesia and Saudi Arabia. Upon completion of this evaluation, upgrades were implemented, starting with the control environments of each subsidiary. In addition, maintenance was undertaken to improve the transparency of the Board of Directors' decision making, accounting and financial reporting processes, and overall corporate governance.

(2) In integral control of business processes, we focused on risks connected to misstatements in financial reporting. To prevent such misstatement, our risk management systems have been upgraded through the establishment of 15 business processes including how sales are recorded, as well as the appointment of internal control managers to oversee various business processes and fully document all relevant procedures. In addition, once the effectiveness of a process has been verified, a simulated audit is conducted by the Deloitte Touche Tohmatsu auditing firm to identify any deficiencies in internal control systems based on which corrective measures are implemented.

(3) In preparation for system upgrading to ensure no contact with anti-social forces, and in recognition of the need to act in accordance with legal ordinances and corporate ethics, corporate behavior guidelines have been thoroughly outlined for all directors and employees.

Unicharm maintains a specific compliance structure to ensure that all directors and employees adhere to its corporate philosophy and corporate ethics, along with domestic and overseas laws and regulations. In 2005, the "Unicharm Way" was established, codifying the corporate behavior guidelines. All directors and employees are required to carry this set of principles while on duty and put them into practice throughout the Group. In addition, Corporate Ethics Committee Meetings are held to respond to vital issues related to risk management, compliance and corporate ethics. Endeavoring to address the needs of employees, the Corporate Ethics Office of the CSR Department established the Rinrin Hotline as a point of contact for employees seeking consultation, helping to swiftly identify risks and promote daily efforts to implement countermeasures.



Internal Control Structure
Shareholders' Meeting
Board of Auditors
Two Internal Auditors
Two External Auditors
Monitor
Audit
Board of Directors
Chairman of the Board
President and CEO
Five Directors
Report
Attend
Business Plan Advisory Meetings
Supervise
CSR Committee
Corporate Ethics Committee
Report
CSR Committee
Monitor
President and CEO
Business Execution Board
Executive Officers
Deputy Executive Officers
Report
Audit
Business Divisions
Operating Divisions
Business Divisions
Examine
Subsidiaries and Affiliated Companies
Corporate Auditors
Strengthen Legal Compliance and Ethics
Corporate Behavior Guidelines ("Five Great Pillars" and "Beliefs and Pledges")

Board of Directors, Corporate Auditors and Executive Officers

Board of Directors and Corporate Auditors As of June 25, 2008



Chairman of the Board
Keiichiro Takahara



President and Chief Executive Officer
Takahisa Takahara



Director
Kennosuke Nakano



Director
Eiji Ishikawa



Director
Shinji Mori



Director
Masakatsu Takai



Director
Takaaki Okabe

Internal Corporate Auditors
Shigeki Maruyama
Tsuyoshi Miyauchi

Corporate Auditor
Masahiko Hirata*
Haruhiko Takenaka*

* External corporate auditors who fulfill the requirements as provided for in Article 2, Item 16 of the Corporation Law.

Executive Officers As of September 1, 2008

President and Chief Executive Officer
Takahisa Takahara

Senior Executive Officers
Kennosuke Nakano
Eiji Ishikawa
Shinji Mori
Masakatsu Takai

Deputy Executive Officer	Takamitsu Igaue
Executive Officer	Shinya Takahashi
Executive Officer	Katsuhiko Sakaguchi
Executive Officer	Yoshihiro Miyabayashi
Executive Officer	Shigeo Moriyama
Executive Officer	Norio Nomura
Executive Officer	Yukihiro Kimura
Deputy Executive Officer	Kazuhira Ikawa
Deputy Executive Officer	Hidetoshi Yamamoto
Deputy Executive Officer	Hironori Nomura
Executive Officer	Atsushi Iwata
Executive Officer	Kenji Takaku
Deputy Executive Officer	Masaaki Takahashi
Executive Officer	Yasushi Akita

Six-Year Summary

Unicharm Corporation and Subsidiaries

Millions of yen, except per share amounts

	2003	2004	2005	2006	2007	2008
FOR THE FISCAL PERIOD:						
Net sales	¥223,169	¥240,110	¥246,051	¥270,380	¥301,880	¥336,864
Cost of sales	123,883	132,074	137,341	153,264	173,239	196,130
Net income	12,879	16,240	16,382	15,288	15,059	16,683
As percentage of sales	5.8%	6.8%	6.7%	5.7%	5.0%	5.0%
Net income per share (yen)						
New accounting standard	185.29	240.26	244.25	229.34	232.31	259.39
Cash dividends per share applicable to the year (yen)	24.00	28.00	30.00	32.00	44.00	46.00
AT FISCAL PERIOD-END:						
Total assets	¥187,988	¥209,002	¥215,365	¥250,355	¥268,763	¥275,436
Property, plant and equipment	71,090	77,306	72,799	77,111	86,725	86,463
Long-term debt—less current maturities	1,710	1,557	345	677	1,739	1,452
Total equity	113,137	123,709	137,697	151,183	177,049	179,171
Equity ratio	60.2%	59.2%	63.9%	60.4%	60.0%	58.9%
RATIOS:						
Operating income ratio	11.6%	12.8%	11.1%	10.6%	9.9%	10.0%
Return on sales	5.8%	6.8%	6.7%	5.7%	5.0%	5.0%
Gross profit margin	44.5%	45.0%	44.2%	43.3%	42.6%	41.8%
SGA ratio	32.9%	32.2%	33.1%	32.8%	32.7%	31.8%
Return on equity (ROE)	11.6%	13.7%	12.5%	10.6%	9.6%	10.3%
Return on total assets (ROA)	6.9%	7.8%	7.6%	6.1%	5.6%	6.1%

Contents

Management's Discussion and Analysis

SCOPE OF CONSOLIDATION

The Unicharm Group comprises the Unicharm Corporation, 24 subsidiaries and two affiliated companies, which mainly engage in business activities related to the manufacture and sale of baby and child care products, feminine care products and pet care products.

OPERATING RESULTS

Sales

In fiscal 2008, ended March 31, 2008, consolidated net sales increased 11.6% compared with ¥301.9 billion in the previous fiscal year to a record-high ¥336.9 billion. On a regional basis, sales in Japan rose ¥10.6 billion, or 5.1%, year on year to ¥217.5 billion, comprising 64.6% of net sales.

Domestically, Unicharm strived to increase profitability by reinvigorating the market with the launch of new higher-added-value and demand-generating products in both the lifestyle and pet care product divisions. As a result, Company sales in growth areas, specifically the health care and pet care businesses, expanded steadily, and profitability in the feminine care business also improved.

In the core baby and child care business, Unicharm worked to cultivate sales of pants-type disposable diapers, launching *Moonyman Slim Pants*, which feature an absorbent layer that is half the thickness of other diapers and a design that shows that attention has been paid to convenience with regard to portability as well as to environmental concerns. In the feminine care business, sales commenced of *Sofy Hada Omoi* sanitary napkins, which utilize Unicharm's newly developed FCL Sheet technology. In addition, efforts were made to strengthen the high-value-added napkin segment, which includes *Sofy Cho-Jukusui Guard* with its "airbag" side gather technology designed to prevent leaks. A comprehensive revamp was carried out of the newly acquired *Center-In* lineup, including the *Compact* series, sales being increased by raising product awareness by means of such methods as television advertising.

Sales in Asia (excluding Japan) soared 27.9% over the previous fiscal year to ¥72.4 billion, marking a 2.8 percentage point increase in the net sales composition ratio to 21.5%. In Asian entry markets, market share expanded in the feminine care business as well as the baby and child care business. In other regions, particularly Europe, sales of adult incontinence products and pants-type disposable diapers for infants grew. In the Middle East, sales of pants-type diapers for infants made steady progress. As a result, sales by all overseas subsidiaries expanded ¥24.4 billion year on year, to ¥119.4 billion, representing 35.4% of consolidated net sales.

Geographic Segment Sales

Millions of yen

	2007	2008
Japan	¥206,891	¥217,474
Asia (excluding Japan)	56,645	72,422
Others	38,343	46,968
Total	¥301,880	¥336,864

Cost of Sales and Selling, General and Administrative Expenses

Mirroring the increase in net sales in the fiscal year under review, the cost of sales rose ¥22.9 billion, from ¥173.2 billion in

Net Sales



(¥ Billion)
400
300
200
100
0
2004
2005
2006
2007
2008

2004	2005	2006	2007	2008
240.1	246.1	270.4	301.9	336.9

Operating Income / Operating Margin



(¥ Billion)
(%)
40
30
20
10
0
16
12
8
4
0
2004
2005
2006
2007
2008

	2004	2005	2006	2007	2008
▬	30.7	27.3	28.5	29.9	33.7
—	12.8	11.1	10.6	9.9	10.0

SGA Ratio



(%)
36
27
18
9
0
2004
2005
2006
2007
2008

2004	2005	2006	2007	2008
32.2	33.1	32.8	32.7	31.8

the previous fiscal year to ¥196.1 billion, while the cost of sales ratio increased 0.8 percentage point, from 57.4% to 58.2%. Gross profit increased 9.4% to ¥140.7 billion. Selling, general and administrative expenses rose 8.4% year on year, to ¥107.0 billion. Efforts to boost overseas business competitiveness incurred sales promotion costs of ¥37.3 billion and ¥18.0 billion in shipping and storage expenses. As a result of cost improvement initiatives, the ratio of selling, general and administrative expenses to net sales improved 0.9 percentage point to 31.8%.

Research and Development Costs

Research and development costs increased ¥0.2 billion, from ¥4.3 billion to ¥4.5 billion.

Income and Expenses

Income in the fiscal year under review was impacted by high raw material prices, increases in brand cultivation marketing and advertising costs and higher sales promotion costs aimed at boosting Company competitiveness. Despite these setbacks, Unicharm took steps to reduce costs and increase income by expanding sales, centered on growth businesses.

Consequently, operating income rose 12.7% year on year, from ¥29.9 million to ¥33.7 billion. However, the operating margin edged up only 0.1 percentage point, from 9.9% to 10.0%.

Other expenses increased ¥1.0 billion from the previous fiscal year to ¥1.8 billion. Interest and dividend income edged up from ¥0.9 billion to ¥1.0 billion, while the previous fiscal year's foreign exchange gain of ¥0.3 billion turned into a ¥1.2 billion loss.

As a result, income before income taxes and minority interests increased 9.7% to ¥31.9 billion. Current income taxes increased ¥2.5 billion from ¥10.1 billion to ¥12.5 billion, while deferred income taxes saw a reversal to ¥0.1 billion compared with the previous year's ¥1.8 billion. Net income increased 10.8% year on year to ¥16.7 billion, with net income per share amounting to ¥259.39, up ¥27.08 per share.

FINANCIAL POSITION AND LIQUIDITY

Assets, Liabilities and Equity

Total assets as of March 31, 2008 stood at ¥275.4 billion, a ¥6.7 billion, or 2.5%, increase compared with the previous fiscal year. Under current assets, cash and cash equivalents increased ¥21.9 billion to ¥87.3 billion. Marketable securities amounted to ¥5.8 billion, a contraction of ¥7.3 billion compared with the previous fiscal year. In notes and accounts receivable, the balance of trade receivables edged up ¥0.2 billion to ¥38.3 billion. Reduction efforts led to a decrease in inventories of ¥1.1 billion, from ¥20.4 billion to ¥19.3 billion. Other current assets grew ¥0.5 billion to ¥3.6 billion.

Net property, plant and equipment decreased ¥0.2 billion to ¥86.5 billion. At ¥145.6 billion machinery and equipment was up ¥8.2 billion from the previous fiscal year. Construction in progress fell from ¥4.3 billion to ¥4.2 billion.

Investments and other assets decreased from ¥39.5 billion to ¥31.2 billion. Investment securities fell ¥9.3 billion to ¥20.3 billion, while goodwill totaled ¥2.5 billion.

Current liabilities rose 9.4%, or ¥7.1 billion, from ¥75.4 billion in the previous fiscal year to ¥82.4 billion. Short-term bank loans dropped ¥3.6 billion to ¥3.2 billion. Trade liabilities under notes and accounts payable were up ¥7.1 billion to ¥63.1 billion.

Net Income



(¥ Billion)
20
15
10
5
0
2004
2005
2006
2007
2008

2004	2005	2006	2007	2008
16.2	16.4	15.3	15.1	16.7

Total Equity, Equity Ratio



(¥ Billion)
200
150
100
50
0
%
80
60
40
20
0
2004
2005
2006
2007
2008

	2004	2005	2006	2007	2008
▬	123.7	137.7	151.2	177.0	179.2
—	59.2	63.9	60.4	60.0	58.9

Total long-term liabilities as of the fiscal year-end stood at ¥13.8 billion, a decrease of ¥2.5 billion. In addition to long-term debt of ¥1.5 billion, a ¥0.3 billion decrease, major components of this decrease included a ¥2.2 billion decrease in deferred tax liabilities ¥2.5 billion and a ¥1.4 billion decrease in liability for retirement benefits to ¥6.1 billion due in part to prepaid pension costs in line with the abolition of retirement benefits for directors.

Within equity, retained earnings climbed ¥13.8 billion, or 9.8%, to ¥154.3 billion. Foreign currency translation adjustments amounted to a loss of ¥0.1 billion. As a result, total equity improved ¥2.1 billion, or 1.2%, to ¥179.2 billion, while the equity ratio decreased 0.9 percentage point compared with the previous fiscal year-end to 65.0%.

Capital Expenditures and Depreciation

Capital expenditures amounted to ¥17.4 billion in fiscal 2008, a ¥3.9 billion decrease from ¥21.3 billion in the previous fiscal year. Major components of this spending were the expansion of overseas facilities, the building of new product facilities for core domestic businesses and facility renovations in line with product enhancements. Depreciation and amortization amounted to ¥15.0 billion, a ¥1.6 billion increase, year on year, from ¥13.4 billion.

Cash Flow

Net cash provided by operating activities increased ¥17.0 billion compared with the previous fiscal year to ¥45.3 billion. Income before income taxes and minority interests increased ¥2.8 billion to ¥31.9 billion, while depreciation and amortization increased ¥1.8 billion to ¥15.0 billion. Trade receivables increased ¥0.3 billion, while inventories decreased ¥1.1 billion. The increase in trade payables rose ¥3.2 billion to ¥5.8 billion.

Net cash used in investing activities was roughly half that of the previous fiscal period, amounting to ¥10.1 billion. Primary components of this in the year under review were ¥79.3 billion in proceeds from sales and redemption of marketable securities, ¥71.2 billion in purchases of marketable securities, ¥17.4 billion in capital expenditures and ¥2.8 million in payment for purchase of investment securities.

Net cash used in financing activities increased ¥1.8 billion year on year, from ¥10.8 billion to ¥12.6 billion. Principal factors were a ¥3.8 billion decrease in short-term bank loans, ¥5.0 billion used for the repurchase of the Company's stock and ¥2.9 billion in cash dividends paid.

As a result of the foregoing, cash and cash equivalents at the end of the year totaled ¥87.3 billion, a ¥21.9 billion increase from the total at the beginning of the year.

OUTLOOK FOR FISCAL 2009

Despite a positive outlook for healthy domestic corporate performance and robust consumer spending, the Unicharm Group's operating environment is expected to remain uncertain due to high raw material prices. In addition, with rapidly expanding markets in Asia, we anticipate that competition between global brands will intensify.

In anticipation of these conditions, Unicharm will remain committed to the basic aims of "Global 10," its Seventh Medium-Term Management Plan, which are to rejuvenate mature markets and vigorously expand business in markets that exhibit growth potential by further developing its ability to consistently pinpoint and meet customer needs, implement marketing initiatives to create new markets and high brand value, and bolster product development and technological capabilities. In addition, as Unicharm looks to improve its earnings potential, it will work to drastically revise its cost structure by streamlining expenses and reducing total supply chain costs.

BUSINESS RISKS

The business performance of Unicharm and the Unicharm Group (the Company) is subject to a variety of potential risks, with the major considerations as outlined in the following. This section contains various forward-looking statements that represent the opinions of Unicharm as of the fiscal year ended March 31, 2008.

1. Market Competition

Unicharm anticipates both product and price competition to become increasingly severe in its core markets, both overseas and domestically. Given the nature of consumer products, Unicharm's core products are constantly exposed to fierce price competition and successive new product releases by competitors.

The selling environment is heavily impacted by Unicharm's marketing efforts and activities as well as those of its competitors. Unicharm's business performance may be severely affected in light of expectations of increasingly fierce market competition.

2. Changing Domestic Demographics

Due to Japan's declining birthrate and aging population, the percentage of babies and menstruating women in the domestic population continues to fall. As a result, Unicharm's business performance may be affected by a decline in domestic demand for Unicharm's mainstay baby and child care and feminine care products.

3. Overseas Operations

Unicharm currently undertakes product manufacturing in Thailand, Indonesia, Taiwan, South Korea, China, the Netherlands and Saudi Arabia. The Company is therefore subject to a number of risks inherent in overseas business development. These include changes in raw material prices and demand due to fluctuating exchange rates as well as changes in the economic and regulatory environments due to the acts of foreign governments. There is also a possibility of political or social instability in overseas countries. Unicharm's business performance may be affected by any or all of these factors.

4. Raw Material Price Fluctuation

As a manufacturer, Unicharm is directly subject to fluctuating raw material prices. Unicharm currently purchases raw materials from several outside suppliers and procures pulp and certain other raw materials predominantly from overseas sources. These transactions are generally conducted on a U.S. dollar basis. Despite Unicharm's efforts to minimize the effect of exchange rate fluctuations through payment netting and exchange hedging, there is a risk that Unicharm's raw materials-related costs could significantly increase. These factors may consequently impact Unicharm's business performance.

5. Market Response to Product Reliability

As a manufacturer and purveyor of consumer products, Unicharm considers issues related to product quality, safety and the raw materials used in its products to be of vital importance. In particular, complaints about product reliability and safety, could cause a sudden drop in sales and negatively impact Unicharm's business results. Although Unicharm has never been subject to large-sum compensation or had to face significant issues regarding complaints, it cannot guarantee the absence of such issues in the future. If such an issue were to arise, Unicharm's business performance may be affected.

6. Protection of Patents, Trademarks and Other Intellectual Property Rights

Unicharm is subject to risk of significant loss caused by the infringement of intellectual property rights held by the Company. At the same time, there is also the possibility that Unicharm may be unknowingly infringe upon the intellectual property rights of a third party. In the event that either of these incidents should occur, Unicharm's business performance may be affected.

7. Environmental Issues

As a product manufacturer, Unicharm is expected to abide by certain environmental standards both in Japan and overseas. These standards include the handling and disposal of air pollution, CO_2 emissions, effluent emissions and waste matter. Although Unicharm believes there is no negative impact on its performance or financial standing from current laws and regulations, there is the possibility that future legal restrictions may affect its business performance.

8. Buy-outs, Tie-ups and Other Forms of Business Elimination and Consolidation

Unicharm aims to maximize corporate value through the effective use of continuously held management resources. Based on this goal, there is the possibility that in the course of its corporate activities, Unicharm will engage in business acquisitions and capital subscriptions, tie-ups with other companies, business eliminations and consolidations, and/or rationalizations and spin-offs. In the event that Unicharm decides to implement any of the foregoing measures, the Company's future business structure and business performance may be affected.

9. Information Leakage

Unicharm is in possession of a variety of information that includes not only data generated within the Company but personal information acquired through confidentiality agreements or with the consent of customers and clients. Accordingly, Unicharm has established an information security policy and stipulated corporate behavioral guidelines and other rules to ensure a secure information environment while striving for full compliance by thoroughly disseminating such rules to directors and employees. However, in the event of information leakage that calls into question Unicharm's legal responsibility with regard to information management, Unicharm may lose credibility and its business performance may be affected.

Consolidated Balance Sheets

Unicharm Corporation and Subsidiaries · March 31, 2008, 2007 and 2006

	Millions of yen			Thousands of U.S. dollars (Note 1)
ASSETS	2008	2007	2006	2008
CURRENT ASSETS:				
Cash and cash equivalents	¥ 87,318	¥ 65,449	¥ 67,649	$ 873,179
Marketable securities (Note 3)	5,796	13,112	12,744	57,957
Notes and accounts receivables:				
Trade	38,288	38,012	33,160	382,878
Allowance for doubtful accounts	(83)	(71)	(68)	(832)
Inventories (Note 4)	19,300	20,376	16,177	192,997
Deferred tax assets (Note 12)	3,525	2,639	2,642	35,248
Other current assets	3,607	3,071	2,680	36,083
Total current assets	157,751	142,588	134,984	1,577,510
PROPERTY, PLANT AND EQUIPMENT:				
Land (Note 5)	9,715	9,975	10,143	97,153
Buildings and structures	53,976	52,382	49,204	539,753
Machinery and equipment	145,595	137,364	120,522	1,455,949
Furniture and fixtures	6,171	5,951	5,280	61,714
Construction in progress	4,176	4,333	3,425	41,760
Total	219,633	210,005	188,574	2,196,329
Accumulated depreciation	(133,170)	(123,280)	(111,463)	(1,331,696)
Net property, plant and equipment	86,463	86,725	77,111	864,633
INVESTMENTS AND OTHER ASSETS:				
Investment securities (Note 3)	20,255	29,517	29,519	202,545
Investments in affiliates	106	87	81	1,058
Goodwill	2,542	2,725	2,677	25,424
Software (Note 6)	1,099	1,177	1,322	10,989
Intangibles	104	126	266	1,038
Deferred tax assets (Note 12)	424			4,245
Deferred tax assets—land revaluation (Notes 5 and 12)	223	223	227	2,226
Prepaid pension cost (Note 8)	4,913	3,852	2,854	49,125
Other assets	1,748	1,916	1,885	17,491
Allowance for doubtful accounts	(192)	(173)	(571)	(1,924)
Total investments and other assets	31,222	39,450	38,260	312,217
TOTAL	¥ 275,436	¥ 268,763	¥ 250,355	$ 2,754,360

See notes to consolidated financial statements.

LIABILITIES AND EQUITY	Millions of yen 2008	2007	2006	Thousands of U.S. dollars (Note 1) 2008
CURRENT LIABILITIES:				
Short-term bank loans (Note 7)	¥ 3,243	¥ 6,856	¥ 8,614	$ 32,433
Current portion of long-term debt (Note 7)	184	126	63	1,842
Notes and accounts payable:				
Trade	63,142	56,031	49,665	631,425
Others	868	519	759	8,681
Income taxes payable (Note 12)	6,696	3,048	6,723	66,963
Accrued expenses	7,192	8,101	6,105	71,916
Other current liabilities	1,108	690	716	11,075
Total current liabilities	82,433	75,371	72,645	824,335
LONG-TERM LIABILITIES:				
Long-term debt (Note 7)	1,452	1,739	677	14,517
Liability for retirement benefits (Note 8)	6,106	7,484	6,877	61,056
Guarantee deposits from customers	1,909	1,989	1,962	19,089
Deferred tax liabilities (Note 12)	2,515	4,742	2,476	25,147
Other long-term liabilities	1,850	389	231	18,508
Total long-term liabilities	13,832	16,343	12,223	138,317
COMMITMENTS AND CONTINGENT LIABILITIES (Notes 14, 15 and 16):				
EQUITY (Notes 9 and 18):				
Common stock,				
authorized: 275,926,364 shares in 2008, 2007 and 2006				
issued: 68,981,591 shares in 2008, 2007 and 2006	15,993	15,993	15,993	159,927
Capital surplus	18,591	18,591	18,591	185,909
Retained earnings	154,332	140,547	128,107	1,543,316
Land revaluation difference, net of tax (Note 5)	(324)	(324)	(330)	(3,243)
Unrealized gains on available-for sale securities, net of taxes (Note 3)	1,910	6,960	6,289	19,101
Deferred gain (loss) on derivatives under hedge accounting	(46)	5		(452)
Foreign currency translation adjustments	(75)	2,514	(362)	(752)
Treasury stock—at cost, shares 5,248,303 in 2008, 4,556,375 in 2007 and 3,611,190 in 2006	(28,129)	(23,120)	(17,105)	(281,292)
Total	162,252	161,166	151,183	1,622,514
Minority interests	16,919	15,883	14,304	169,194
Total equity	179,171	177,049	165,487	1,791,708
TOTAL	¥275,436	¥268,763	¥250,355	$2,754,360

Consolidated Statements of Income

Unicharm Corporation and Subsidiaries - Years Ended March 31, 2008, 2007 and 2006

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2008	2007	2006	2008
NET SALES	¥336,864	¥301,880	¥270,380	$3,368,642
COST OF SALES (Note 13)	196,130	173,239	153,264	1,961,300
Gross profit	140,734	128,641	117,116	1,407,342
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (Notes 11, 13 and 19)	107,003	98,711	88,585	1,070,029
Operating income	33,731	29,930	28,531	337,313
OTHER INCOME (EXPENSES):				
Interest and dividend income	1,024	853	494	10,243
Interest expense	(457)	(413)	(305)	(4,574)
Foreign exchange gain (loss)	(1,240)	338	518	(12,396)
Impairment loss (Note 6)			(281)	
Sales discount	(1,574)	(1,221)	(1,021)	(15,744)
Other—net (Note 19)	410	(408)	631	4,093
Other income (expenses)—net	(1,837)	(851)	36	(18,378)
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	31,894	29,079	28,567	318,935
INCOME TAXES (Note 12):				
Current	12,509	10,062	11,014	125,092
Deferred	(127)	1,890	451	(1,268)
Total income taxes	12,382	11,952	11,465	123,824
MINORITY INTERESTS IN NET INCOME	2,828	2,068	1,814	28,275
NET INCOME	¥ 16,684	¥ 15,059	¥ 15,288	$ 166,836

	Yen			U.S. dollars
	2008	2007	2006	2008
PER SHARE OF COMMON STOCK (Notes 2 and 17):				
Net income	¥ 259.39	¥ 232.31	¥ 229.34	$ 2.59
Diluted net income	259.31	232.17	229.00	2.59
Cash dividends applicable to the year	46.00	44.00	32.00	0.46

See notes to consolidated financial statements.

Consolidated Statements of Changes in Equity

Unicharm Corporation and Subsidiaries   Years Ended March 31, 2008, 2007 and 2006

Millions of yen

	Outstanding Number of Shares of Common Stock	Common Stock	Capital Surplus	Retained Earnings	Unrealized Gain on Available-for-Sale Securities	Deferred Gain (loss) on Derivatives under Hedge Accounting	Land Revaluation Difference	Foreign Currency Translation Adjustments	Treasury Stock	Total	Minority Interests	Total Equity
BALANCE, APRIL 1, 2005	66,472,140	¥15,993	¥18,591	¥114,413	¥ 3,934		¥(309)	¥(2,799)	¥(12,124)	¥137,697		¥137,697
Net income				15,288						15,288		15,288
Cash dividends, ¥31.00 per share				(2,043)						(2,043)		(2,043)
Bonuses to directors and corporate auditors				(109)						(109)		(109)
Increase in retained earnings due to fiscal year-end change for subsidiaries (Note 2.a)				539						539		539
Land revaluation difference, net of tax (Note 5)				21			(21)					
Net increase in unrealized gain on available-for-sale securities					2,355					2,355		2,355
Net increase in foreign currency translation adjustments								2,437		2,437		2,437
Treasury stock acquired—net	(1,101,739)								(4,981)	(4,981)		(4,981)
BALANCE, MARCH 31, 2006	65,370,401	15,993	18,591	128,107	6,289		(330)	(362)	(17,105)	151,183		151,183
Reclassified balance as March 31, 2006 (Note 2.i)											14,304	14,304
Net income				15,059						15,059		15,059
Cash dividends, ¥38.00 per share				(2,463)						(2,463)		(2,463)
Bonuses to directors and corporate auditors				(150)						(150)		(150)
Land revaluation difference, net of tax (Note 5)				(6)			6					
Treasury stock acquired, net (Note 9)	(945,185)								(6,015)	(6,015)		(6,015)
Net change in the year					671	5		2,876		3,552	1,579	5,131
BALANCE, MARCH 31, 2007	64,425,216	15,993	18,591	140,547	6,960	5	(324)	2,514	(23,120)	161,166	15,883	177,049
Net income				16,684						16,684		16,684
Cash dividends, ¥45.00 per share				(2,899)						(2,899)		(2,899)
Treasury stock acquired, net (Note 9)	(691,928)								(5,009)	(5,009)		(5,009)
Net change in the year					(5,050)	(51)		(2,589)		(7,690)	1,036	(6,654)
BALANCE, MARCH 31, 2008	63,733,288	¥15,993	¥18,591	¥154,332	¥ 1,910	¥(46)	¥(324)	¥ (75)	¥(28,129)	¥162,252	¥16,919	¥179,171

Thousands of U.S. dollars (Note 1)

	Common Stock	Capital Surplus	Retained Earnings	Unrealized Gain on Available-for-Sale Securities	Deferred Gain (loss) on Derivatives under Hedge Accounting	Land Revaluation Difference	Foreign Currency Translation Adjustments	Treasury Stock	Total	Minority Interests	Total Equity
BALANCE, MARCH 31, 2007	$159,927	$185,909	$1,405,471	$ 69,608	$ 48	$(3,243)	$ 25,139	$(231,199)	$1,611,660	$158,833	$1,770,493
Net income			166,836						166,836		166,836
Cash dividends, $0.45 per share			(28,991)						(28,991)		(28,991)
Treasury stock acquired, net (Note 9)								(50,093)	(50,093)		(50,093)
Net change in the year				(50,507)	(500)		(25,891)		(76,898)	10,361	(66,537)
BALANCE, MARCH 31, 2008	$ 159,927	$185,909	$1,543,316	$ 19,101	$(452)	$(3,243)	$ (752)	$(281,292)	$1,622,514	$169,194	$1,791,708

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Unicharm Corporation and Subsidiaries ; Years Ended March 31, 2008, 2007 and 2006

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2008	2007	2006	2008
OPERATING ACTIVITIES:				
Income before income taxes and minority interests	¥ 31,894	¥ 29,079	¥ 28,567	$ 318,935
Adjustments for:				
Income taxes—paid	(8,893)	(13,709)	(7,192)	(88,929)
Depreciation and amortization	15,022	13,185	13,063	150,222
Gain on transfer of the substitutional portion of the governmental pension program				
Net periodic retirement benefit costs	(180)	381	853	(1,800)
Loss on disposals and sales of property, plant and equipment	780	792	935	7,798
Increase in trade receivables	(295)	(4,851)	(2,389)	(2,954)
(Increase) decrease in inventories	1,076	(3,957)	(1,821)	10,764
Increase in trade payables	5,760	2,577	3,442	57,599
Increase in other current liabilities	1,308	5,092	2,772	13,079
Impairment loss			281	
Other—net	(1,163)	(239)	(1,625)	(11,626)
Total adjustments	13,415	(721)	8,322	134,153
Net cash provided by operating activities	45,309	28,358	36,889	453,088
INVESTING ACTIVITIES:				
Proceeds from sales and redemption of marketable securities	79,329	99,428	40,299	793,288
Proceeds from sale of property, plant and equipment	151	568	418	1,510
Purchases of marketable securities	(71,208)	(95,689)	(47,559)	(712,078)
Capital expenditures	(17,370)	(21,307)	(13,609)	(173,704)
Payment for purchase of investment securities	(2,830)	(3,013)	(3,858)	(28,297)
Payment for acquisition of a subsidiary		(575)	(4,214)	
Proceeds from sales and redemption of investment securities	2,540	136	4,654	25,400
Decrease in cash and cash equivalents from sales of a subsidiary	(76)			(763)
Proceeds from sales of subsidiary	46			462
Repayment from cancellation of insurance contracts as investments			2,930	
Decrease in other assets	(673)	(1,123)	688	(6,729)
Net cash used in investing activities	(10,091)	(20,329)	(20,251)	(100,911)
FORWARD	¥ 35,218	¥ 8,029	¥ 16,638	$ 352,177

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2008	2007	2006	2008
FORWARD	¥ 35,218	¥ 8,029	¥ 16,638	$ 352,177
FINANCING ACTIVITIES:				
Increase (decrease) in short-term bank loans	(3,774)	(2,500)	1,689	(37,743)
Proceeds from long-term debt	305	1,177	35	3,054
Repayments of long-term debt	(126)	(65)	(1,258)	(1,263)
Cash dividends paid	(2,903)	(2,461)	(2,049)	(29,031)
Investment from minority interests			965	
Additional acquisition of the subsidiaries' stock from minority interests			(132)	
Repurchase of the Company's stock	(5,009)	(6,015)	(4,981)	(50,093)
Cash dividends paid to minority interests	(1,078)	(932)	(488)	(10,779)
Net cash used in financing activities	(12,585)	(10,796)	(6,219)	(125,855)
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	(764)	567	499	(7,637)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	21,869	(2,200)	10,918	218,685
CASH AND CASH EQUIVALENTS, DUE TO FISCAL YEAR-END CHANGE FOR SUBSIDIARIES (Note 2. a)			372	
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	65,449	67,649	56,359	654,494
CASH AND CASH EQUIVALENTS, END OF YEAR	¥ 87,318	¥ 65,449	¥ 67,649	$ 873,179
ADDITIONAL INFORMATION:				
Payment for acquisition of Unicharm Gulf Hygienic Industries Ltd., net of cash acquired (Note 2. a)			¥ 4,214	
Assets acquired			7,275	
Goodwill			2,711	
Liabilities assumed			(3,873)	
Minority interests			(1,667)	
Cash paid for the capital			4,446	
Cash and cash equivalents in this subsidiary			(232)	
Cash and cash equivalents, due to fiscal year-end change for subsidiaries			¥ 4,214	

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Unicharm Corporation and Subsidiaries Years Ended March 31, 2008, 2007 and 2006

1. BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Law (formerly, the Japanese Securities and Exchange Law) and its related accounting regulations and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

On December 27, 2005, the Accounting Standards Board of Japan (ASBJ) published a new accounting standard for the statement of changes in equity, which is effective for fiscal year ending on or after May 1, 2006.

The consolidated statement of shareholders' equity, which was previously voluntarily prepared in line with the international accounting practices, is now required under generally accepted accounting principles in Japan and has been renamed "the consolidated statement of changes in equity" in the current fiscal year.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form that is more familiar to readers outside Japan. In addition, certain reclassifications have been made in the 2007 and 2006 consolidated financial statements to conform to the classifications used in 2008.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which Unicharm Corporation (the "Company") is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥100 to $1, the approximate rate of exchange at March 31, 2008. Such translations should not be construed as representation that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Consolidation

The consolidated financial statements include the accounts of the Company and all 24 (26 in 2007 and24 in 2006) subsidiaries (together, the "Group").

Under the control or influence concept, those companies in which the Company, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which the Group has the ability to exercise significant influence are accounted for by the equity method. During the fiscal year ended March 31, 2006, one affiliated company accounted for by the equity method in prior periods became a subsidiary since the Company acquired additional equity. In addition, the Company acquired one subsidiary (Unicharm Gulf Hygienic Industries Ltd.).

During the fiscal year ended March 31, 2007, the Company established UNI-CHARM (VIETNAM) Co., Ltd. and included it in the scope of consolidation. In addition, since the Company's consolidated subsidiary, Unicharm Products Co., Ltd., acquired Mew Products Co., Ltd., Mew Products Co., Ltd. was included in Unicharm's scope of consolidation.

During the fiscal year ended March 31, 2008, the Company sold certain shares in UBS Co., Ltd., which is now accounted for by the equity method as an affiliate. In addition, the Company sold all its shares in Unicharm Eduo Co., Ltd., which was excluded from the scope of consolidation.

Investment in two affiliates (one in 2007 and 2006) are accounted for by the equity method.

The accounting settlement of consolidated subsidiaries and equity method affiliates is the same as the date of the consolidated accounting settlement, excluding nine overseas subsidiaries and one domestic subsidiary (nine in 2007 and ten in 2006) that close accounts on December 31. In the consolidated financial statements, therefore, the Company uses the financial statements as of December 31, 2007 and makes necessary adjustments for important transactions that occurred during the time difference from the date of the consolidated accounting settlement.

The difference between the cost of the Company's investments in subsidiaries and affiliates accounted for by the equity method and its equity in the net assets at the respective dates of acquisition, goodwill or negative goodwill, is amortized using the straight-line method over a period of less than 20 years, which is the estimated available life.

The Company has adopted a revised method for acquisitions during or after the fiscal year 2006, in which goodwill is amortized over the effective investment period, calculated on an individual basis, using the straight-line method up to a maximum of 20 years. In order to expand business in the strategic areas of Asia and the Middle East, the Company acquired a 51% interest in Gulf Hygienic Industries Ltd. in Saudi Arabia in December 2005. As a result of this acquisition and possible future business expansion through additional mergers and acquisitions, the Company believes it is necessary for the effective investment life to be more than 20 years.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Group is eliminated.

b. Cash Equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value.

Cash equivalents include time deposits, certificate of deposits, commercial paper and bond funds, all of which mature or become due within three months of the date of acquisition.

c. Inventories

Inventories are stated at cost substantially determined by the average method.

d. Allowance for Doubtful Accounts

The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding.

e. Marketable and Investment Securities

Marketable and investment securities are classified and accounted for, depending on management's intent, as follows: (1) held-to-maturity debt securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity, are reported at amortized cost, and (2) available-for-sale securities, which are not classified as the aforementioned securities, are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of equity.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average method.

For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

f. Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment of the Company and its domestic subsidiaries is computed substantially by the declining-balance method at rates based on the estimated useful lives of the assets, while the straight-line method is applied to buildings acquired after April 1, 1998 and the property, plant and equipment of foreign subsidiaries. The range of useful lives is principally from 2 to 60 years for buildings and structures, from 2 to 20 years for machinery and equipment and from 2 to 20 years for furniture and fixtures.

g. Software

Software is carried at cost less accumulated amortization, which is calculated by the straight-line method principally 5 years.

h. Long-lived Assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

i. Retirement and Pension Plans

The Company and certain consolidated subsidiaries have contributory funded defined benefit pension plans and unfunded retirement benefit plans for employees. Other consolidated subsidiaries have unfunded retirement benefit plans.

The Company and certain consolidated subsidiaries account for the liability for retirement benefits based on projected benefit obligations and plan assets at the balance sheet date.

Effective June 2007, the Company and its domestic subsidiaries terminated its unfunded retirement allowance plan for all directors and corporate auditors. The outstanding balance of retirement allowances for directors and corporate auditors as of June 2007 was reclassified to the long-term liabilities in the year ended March 31, 2008.

j. Presentation of Equity

On December 9, 2005, the ASBJ published a new accounting standard for presentation of equity. Under this accounting standard, certain items which were previously presented as liabilities are now presented as components of equity. Such items include stock acquisition right, minority interests, and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard was effective for fiscal years ended on or after May 1, 2006. The balances of such items as of March 31, 2006 were reclassified as separate components of equity as of April 1, 2006 in the consolidated statement of changes in equity. The consolidated balance sheets as of March 31, 2008 and 2007 are presented in line with this new accounting standard.

k. Research and Development Costs

Research and development costs are charged to income as incurred.

l. Leases

All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.

m. Bonuses to Directors and Corporate Auditors

Prior to the fiscal year ended March 31, 2005, bonuses to directors and corporate auditors were accounted for as a reduction of retained earnings in the fiscal year following approval at the general shareholders meeting. The ASBJ issued ASBJ Practical Issues Task Force (PITF) No. 13, "Accounting treatment for bonuses to directors and corporate auditors", which encouraged companies to record bonuses to directors and corporate auditors on the accrual basis with a related charge to income, but still permitted the direct reduction of such bonuses from retained earnings after approval of the appropriation of retained earnings.

The ASBJ replaced the above accounting pronouncement by issuing a new accounting standard for bonuses to directors and corporate auditors on November 29, 2005. Under the new accounting standard, bonuses to directors and corporate auditors must be expensed and are no longer allowed to be directly charged to retained earnings. This accounting standard became effective for fiscal years ending on or after May 1, 2006. The companies must accrue bonuses to directors and corporate auditors at the year end to which such bonuses are attributable.

The company adopted the new accounting standard for bonuses to directors and corporate auditors in the year ended March 31, 2007. However, as the internal rule of the directors' remuneration was revised during the year ended March 31, 2008 and accordingly, the bonuses to directors and corporate auditors were incorporated in the directors' remuneration, accrued bonuses to directors and corporate auditors at March 31, 2007 were fully reversed and credited to other income in the amount of ¥174 million ($1,746 thousand) for the year ended March 31, 2008.

n. Income Taxes

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

o. Foreign Currency Transactions

All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the consolidated income statement to the extent that they are not hedged by forward exchange contracts.

p. Foreign Currency Financial Statements

The balance sheet accounts of the consolidated foreign subsidiaries are translated into Japanese yen at the current exchange rate as of the balance sheet date except for equity, which is translated at the historical rate.

Differences arising from such translation were shown as "Foreign currency translation adjustments" in a separate component of equity.

Revenue and expense accounts of consolidated foreign subsidiaries are translated into yen at the average exchange rate.

q. Derivatives and Hedging Activities

The Group uses derivative financial instruments to manage its exposure to fluctuations in foreign exchange. Foreign exchange forward contracts and currency options are utilized by the Group to reduce foreign currency exchange risks. The Group does not enter into derivatives for trading or speculative purposes.

Derivative financial instruments and foreign currency transactions are classified and accounted for as follows: (a) all derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the consolidated income statement and (b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

The foreign currency forward contracts and currency options are utilized to hedge foreign currency exposures in procurement of raw materials from import purchases. Trade payables denominated in foreign currencies are translated at the contracted rates if the forward contracts qualify for hedge accounting. Forward contracts applied for forecasted transactions are measured at fair value, but the unrealized gains/losses are deferred until the underlying transactions are completed.

r. Per Share Information

Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

The weighted-average number of common shares used in the computation was 64,318,155 shares for 2008, 64,821,907 shares for 2007 and 65,775,016 shares for 2006.

Diluted net income per share reflects the potential dilution that could occur if securities were exercised or converted into common stock (including subsidiaries' common stock). Diluted net income per share of common stock assumes full conversion of the outstanding convertible notes and bonds at the beginning of the year (or at the time of issuance) with an applicable adjustment for related interest expense, net of tax, and full exercise of outstanding warrants.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year.

s. New Accounting Pronouncements

Measurement of Inventories—Under generally accepted accounting principles in Japan ("Japanese GAAP"), inventories are currently measured either by the cost method, or at the lower of cost or market. On July 5, 2006, the ASBJ issued ASBJ Statement No. 9, "Accounting Standard for Measurement of Inventories", which is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted. This standard requires that inventories held for sale in the ordinary course of business be measured at the lower of cost or net selling value, which is defined as the selling price less additional estimated manufacturing costs and estimated direct selling expenses. The replacement cost may be used in place of the net selling value, if appropriate. The standard also requires that inventories held for trading purposes be measured at the market price.

Lease Accounting—On March 30, 2007, the ASBJ issued ASBJ Statement No. 13, "Accounting Standard for Lease Transactions", which revised the existing accounting standard for lease transactions issued on June 17, 1993.

Under the existing accounting standard, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, however, other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the note to the lessee's financial statements.

The revised accounting standard requires that all finance lease transactions should be capitalized recognizing lease assets and lease obligations in the balance sheet. The revised accounting standard for lease transactions is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted for fiscal years beginning on or after April 1, 2007.

Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements—Under Japanese GAAP, a company currently can use the financial statements of foreign subsidiaries which have been prepared in accordance with generally accepted accounting principles in their respective jurisdictions for its consolidation process unless they are clearly unreasonable. On May 17, 2006, the ASBJ issued ASBJ Practical Issues Task Force (PITF) No. 18, "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements". The new task force prescribes: 1) the accounting policies and procedures applied to a parent company and its subsidiaries for similar transactions and events under similar circumstances should in principle be unified for the preparation of the consolidated financial statements, 2) financial statements prepared by foreign subsidiaries in accordance with either International Financial Reporting Standards or the generally accepted accounting principles in the United States tentatively may be used for the consolidation process, 3) however, the following items should be adjusted in the consolidation process so that net income is accounted for in accordance with Japanese GAAP unless they are not material;

(1) Amortization of goodwill
(2) Actuarial gains and losses of defined benefit plans recognized outside profit or loss
(3) Capitalization of intangible assets arising from development phases
(4) Fair value measurement of investment properties, and the revaluation model for property, plant and equipment, and intangible assets
(5) Retrospective application when accounting policies are changed
(6) Accounting for net income attributable to a minority interest

The new task force is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted.

3. MARKETABLE AND INVESTMENT SECURITIES

Marketable and investment securities at March 31, 2008, 2007 and 2006 consisted of the following:

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	2008
Current:				
Government and corporate bonds			¥ 10	
Trust fund investments and other	¥ 5,796	¥13,112	12,734	$ 57,957
Total	¥ 5,796	¥13,112	¥12,744	$ 57,957
Non-current:				
Marketable equity securities	¥11,913	¥18,309	¥14,236	$119,132
Government and corporate bonds	2,000	2,000	2,000	20,000
Trust fund investments and other	6,342	9,208	13,283	63,413
Total	¥20,255	¥29,517	¥29,519	$202,545

The carrying amounts and aggregate fair values of marketable and investment securities at March 31, 2008, 2007 and 2006 are as follows:

March 31, 2008	Millions of yen Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as:				
Available-for-sale:				
Equity securities	¥ 7,786	¥6,258	¥2,131	¥11,913
Debt securities and other	8,699		895	7,804
Held-to-maturity	2,000		129	1,871
Total	¥18,485	¥6,258	¥3,155	¥21,588

March 31, 2007	Millions of yen Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as:				
Available-for-sale:				
Equity securities	¥ 5,485	¥12,832	¥ 8	¥18,309
Debt securities and other	13,225	2	1,063	12,164
Held-to-maturity	2,000		88	1,912
Total	¥20,710	¥12,834	¥1,159	¥32,385

March 31, 2006	Millions of yen Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as:				
Available-for-sale:				
Equity securities	¥ 2,477	¥11,760	¥ 1	¥14,236
Debt securities and other	14,662	1	1,133	13,530
Held-to-maturity	10			10
Total	¥17,149	¥11,761	¥1,134	¥27,776

March 31, 2008	Thousands of U.S. dollars Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as:				
Available-for-sale:				
Equity securities	$ 77,860	$62,578	$21,306	$119,132
Debt securities and other	86,990		8,948	78,042
Held-to-maturity	20,000		1,287	18,713
Total	$184,850	$62,578	$31,541	$215,887

Available-for-sale securities and held-to-maturity securities whose fair value is not readily determinable as of March 31, 2008, 2007 and 2006 were as follows:

	Carrying Amount			
	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	2008
Available-for-sale:				
Equity securities	¥ 274	¥ 274	¥ 379	$ 2,739
Debt securities and other	1,060	3,084	3,108	10,601
Held-to-maturity	2,999	6,798	11,000	29,988
Total	¥4,333	¥10,156	¥14,487	$43,328

Proceeds from sales of available-for-sale securities for the years ended March 31, 2008, 2007 and 2006 were ¥6,077 million ($60,770 thousand), ¥6,150 million and ¥20,370 million, respectively. Gross realized gains on these sales, computed according to the moving-average cost, was ¥41 million ($414 thousand) for the year ended March 31, 2008. Gross realized gains on and losses on these sales, computed according to the moving average cost, were ¥88 million and ¥0 million, respectively, for the year ended March 31, 2007, and ¥880 million and ¥10 million, respectively, for the year ended March 31, 2006 respectively.

The carrying values of debt securities by contractual maturities for securities classified as available-for-sale and held-to-maturity at March 31, 2008, are as follows:

	Millions of yen		Thousands of U.S. dollars	
	Available-for-Sale	Held-to Maturity	Available-for-Sale	Held-to Maturity
Due in one year or less	¥2,797	¥2,999	$27,969	$29,988
Due after one year through five years	886		8,863	
Due after five years through ten years				
Due after ten years	4,121	2,000	41,210	20,000
Total	¥7,804	¥4,999	$78,042	$49,988

4. INVENTORIES

Inventories at March 31, 2008, 2007 and 2006 consisted of the following:

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	2008
Merchandise and finished products	¥10,168	¥11,515	¥ 9,188	$101,674
Work in process	317	323	328	3,172
Raw materials	7,627	7,457	6,036	76,273
Supplies	1,188	1,081	625	11,878
Total	¥19,300	¥20,376	¥16,177	$192,997

5. LAND REVALUATION

Under the "Law of Land Revaluation," promulgated on March 31, 1998 and revised on March 31, 1999 and 2001, the Company elected a one-time revaluation of its own-use land to a value based on real estate appraisal information as of March 31, 2001.

The resulting "land revaluation difference" represents unrealized appreciation of land and is stated, net of income taxes, as a component of equity. There is no effect on the consolidated statement of income. Continuous readjustment is not permitted unless the land value subsequently declines significantly such that the amount of the decline in value should be removed from the land revaluation diminish account and related deferred tax assets.

In the case when land is sold or the Company recognizes an impairment loss, the land revaluation difference account will be reversed.

As at March 31, 2008, the carrying amount of the land after the above one-time revaluation exceeded the market value by ¥516 million.

6. LONG-LIVED ASSETS

The Group reviewed its long-lived assets for impairment as of the year ended March 31, 2006 and, as a result, recognized an impairment loss of ¥281 million as other expenses for certain software which was written down to the recoverable amount. The recoverable amount of the software was measured at its value in use, and the discount rate used for computation of present value of future cash flows was 4.3%. No impairment loss was recognized in 2008 and 2007.

7. SHORT-TERM BANK LOANS AND LONG-TERM DEBT

Short-term bank loans at March 31, 2008, 2007 and 2006, consisted of notes to banks and bank overdrafts. Short-term loans were made under general security agreements with banks. The annual interest rates applicable to the short-term bank loans ranged from 4.1% to 5.3%, 4.1% to 6.6% and 2.3% to 3.0% at March 31, 2008, 2007 and 2006, respectively.

Long-term debt at March 31, 2008, 2007 and 2006 consisted of the following:

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	2008
Loans from banks and municipal corporations, due serially to 2013 with interest rates ranging from 2.0% to 6.9% in 2008, from 2.0% to 6.9% in 2007 and 2.0% to 6.8% in 2006	¥1,636	¥1,865	¥740	$ 16,359
Total	1,636	1,865	740	16,359
Less current portion	(184)	(126)	(63)	(1,842)
Long-term debt, less current portion	¥1,452	¥1,739	¥677	$ 14,517

Annual maturities of long-term debt as of March 31, 2008 for the next five years were as follows:

Year Ending March 31	Millions of yen	Thousands of U.S. dollars
2009	¥ 184	$ 1,842
2010	595	5,954
2011	329	3,284
2012	442	4,420
2013 and thereafter	86	859
Total	¥1,636	$16,359

As is customary in Japan, the Company maintains substantial deposit balances with banks with which it has borrowings. Such deposit balances are not legally or contractually restricted as to withdrawal.

General agreements with respective banks provide, as is customary in Japan, that additional collateral must be provided under certain circumstances if requested by such banks and that certain banks have the right to offset cash deposited with them against any long-term or short-term debt or obligation that becomes due and, in case of default and certain other specified events, against all other debt payable to the bank concerned. The Company has never been requested to provide any additional collateral for loans.

8. RETIREMENT AND PENSION PLANS

The Company and domestic subsidiaries have severance payment plans for employees, directors and corporate auditors.

Under most circumstances, employees terminating their employment are entitled to retirement benefits determined based on the rate of pay at the time of termination, years of service and certain other factors. Such retirement benefits are made in the form of a lump-sum severance payment from the Company or from certain subsidiaries and annuity payments from a trustee. Employees are entitled to larger payments if the termination is involuntary, by retirement at the mandatory retirement age, by death, or by voluntary retirement at certain specific ages prior to the mandatory retirement age.

Prior to April 1, 2007, retirement benefits to directors and corporate auditors of the Company and its domestic subsidiaries were provided at the estimated amount that would be required if all directors and corporate auditors retired at the balance sheet date. The liability for retirement benefits at March 31, 2007 and 2006 included retirement benefits for directors and corporate auditors of ¥1,198 million and ¥1,136 million, respectively.

As discussed in note 2.i., Effective June , 2007, the Company terminated its unfunded retirement allowance plan for all directors and corporate auditors. The outstanding balance of retirement allowances for directors and corporate auditors in the amount of ¥1,131 million ($11,312 thousand) was reclassified to long-term liabilities in the year ended March 31, 2008.

The liability for employees' retirement benefits at March 31, 2008, 2007 and 2006 consisted of the following:

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	2008
Projected benefit obligation	¥ 21,464	¥ 20,824	¥ 19,287	$ 214,636
Fair value of plan assets	(16,309)	(17,414)	(15,242)	(163,087)
Unrecognized actuarial loss	(3,771)	(642)	(670)	(37,709)
Unrecognized prior service cost	(191)	(334)	(488)	(1,909)
Prepaid pension cost	4,913	3,852	2,854	49,125
Net liability	¥ 6,106	¥ 6,286	¥ 5,741	$ 61,056

The components of net periodic benefit costs for the years ended March 31, 2008, 2007 and 2006 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	2008
Service cost	¥1,468	¥1,458	¥1,439	$14,676
Interest cost	416	386	358	4,165
Expected return on plan assets	(522)	(457)	(334)	(5,224)
Recognized actuarial loss	261	240	461	2,610
Amortization of prior service cost	143	403	159	1,432
Net periodic benefit costs	¥1,766	¥2,030	¥2,083	$17,659

Assumptions used for the years ended March 31, 2008, 2007 and 2006 are set forth as follows:

	2008	2007	2006
Discount rate	2.0%	2.0%	2.0%
Expected rate of return on plan assets	3.0%	3.0%	3.0%
Recognition period of actuarial gain/loss	10 years	10 years	10 years
Amortization period of prior service cost	5 years	5 years	5 years
Amortization method of projected benefit obligation	The straight-line method	The straight-line method	The straight-line method

9. EQUITY

Since May 1, 2006, Japanese companies have been subject to the corporate law of Japan (the "Corporate Law"), which reformed and replaced the Commercial Code of Japan (the "Code". The significant changes in the Corporate Law that affect financial and accounting matters are summarized below:

a. Dividends

Under the Corporate Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as; (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) at any time during the fiscal year if the company has prescribed so in its articles of incorporation. The company meets all the above criteria.

The Corporate Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. The Corporate Law also provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

b. Increases/Decreases and Transfer of Common Stock, Reserve and Surplus

The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation. The Corporate Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

c. Treasury Stock and Treasury Stock Acquisition Rights

The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.

Under the Corporate Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of equity.

The Corporate Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of equity or deducted directly from stock acquisition rights.

10. STOCK OPTIONS

The stock options outstanding as of March 31, 2008 are as follows:

Unicharm Corporation

Meeting Date	Persons Granted	Number of Options granted	Date of Grant	Conditions for vesting	Vesting Date	Exercisable period
June 27, 2003 (2003 Stock Option)	10 company's directors and corporate auditors 6 subsidiaries' directors and corporate auditors 1,032 company's employees 713 subsidiaries' employees 107 others***	Common stock 533,600 shares	October 1, 2003	* **	From October 1, 2003 to June 30, 2006	From July 1, 2006 to June 30, 2008
June 29, 2004 (2004 Stock Option)	11 company's directors and corporate auditors 2 subsidiaries' directors and corporate auditors 1,166 company's employees 1,184 subsidiaries' employees 126 others***	Common stock 692,100 shares	October 1, 2004	* **	From October 1, 2004 to June 30, 2007	From July 1, 2007 to June 30, 2009

Unicharm PetCare Corporation

Meeting Date	Persons Granted	Number of Options granted	Date of Grant	Conditions for vesting	Vesting Date	Exercisable period
June 24, 2002 (2002 Stock Option)	3 directors and 169 employees	Common stock 718,000 shares	October 1, 2002	****	From October 1, 2002 to June 30, 2004	From July 1, 2004 to June 30, 2008

* The market price of the Company's common stock at the time of stock option exercise must be at least ¥8,200 (In the event that it become necessary to adjust this value, the adjustment shall be conducted in a uniform and predetermined manner).

** A Stock option rights holder must, at the time of the stock option exercise, hold a position within Unicharm or its affiliates as a director, corporate auditor, employee or advisor. However, Unicharm's Board of Directors may approve the exercise of stock options by directors or corporate auditors who have resigned due to the expiration of one's term or employees who have retired due to reaching the compulsory retirement age.

*** Others include retired directors and employees.

**** A stock option holder must, at the time of the stock option exercise, hold a position within the Unicharm PetCare Corporation, its subsidiaries or affiliates (hereinafter, collectively the "Group") as a director, corporate auditor, executive officer or employee, or have: (1) completed a term of office as a director or corporate auditor; (2) retired as an executive officer or employee due to involuntary reasons stipulated by the rules of employment of individual Group companies; or (3) after retirement, been specifically approved to hold and exercise the stock options by Unicharm PetCare's Board of Directors.

The stock option activity is as follows:

	Unicharm Corporation		Unicharm Petcare Corporation
	2003 Stock Option	2004 Stock Option	2002 Stock Option
For the year ended March 31, 2008			
Non-vested			
March 31, 2007—Outstanding	533,600	692,100	
Granted			
Forfeited	7,200	9,500	
Vested			
March 31, 2008—Outstanding	526,400	682,600	
Vested			
March 31, 2007—Outstanding			
Vested			38,000
Exercised			
Forfeited			22,000
March 31, 2008—Outstanding			16,000
Exercise price	¥5,731 ($57)	¥5,702 ($57)	¥300 ($3)
Average stock price at exercise			¥5,261 ($53)
Fair value price at grant date			

The stock options outstanding as of March 31, 2007 are as follows:

Unicharm Corporation

Meeting Date	Persons Granted	Number of Options granted	Date of Grant	Conditions For vesting	Vesting Date	Exercisable period
June 27, 2003 (2003 Stock Option)	9 company's directors and corporate auditors 6 subsidiaries' directors and corporate auditors 1,066 company's employees 737 subsidiaries' employees 77 others***	Common stock 533,600 shares	October 1, 2003	* **	From October 1, 2003 to June 30, 2006	From July 1, 2006 to June 30, 2008
June 29, 2004 (2004 Stock Option)	10 company's directors and corporate auditors 2 subsidiaries' directors and corporate auditors 1,202 company's employees 1,232 subsidiaries' employees 86 others***	Common stock 692,100 shares	October 1, 2004	* **	From October 1, 2004 to June 30, 2007	From July 1, 2007 to June 30, 2009

Unicharm PetCare Corporation

Meeting Date	Persons Granted	Number of Options granted	Date of Grant	Conditions For vesting	Vesting Date	Exercisable period
June 24, 2002 (2002 Stock Option)	3 directors and 169 employees	Common stock 718,000 shares	October 1, 2002	****	From October 1, 2002 to June 30, 2004	From July 1, 2004 to June 30, 2008

* The market price of the Company's common stock at the time of stock option exercise must be at least ¥8,200 (In the event that it become necessary to adjust this value, the adjustment shall be conducted in a uniform and predetermined manner).

** A Stock option rights holder must at the time of the stock option exercise, hold a position within Unicharm or its affiliates as a director, corporate auditor, employee or advisor. However, Unicharm's Board of Directors may approve the exercise of stock options by directors or corporate auditors who have resigned due to the expiration of one's term or employees who have retired due to reaching the compulsory retirement age.

*** Others include retired directors and employees.

**** A stock option holder must at the time of the stock option exercise, hold a position within the Unicharm PetCare Corporation, its subsidaries or affiliates (hereinafter, collectively the "Group") as a director, corporate auditor, executive officer or employee, or have (1) completed a term of office as a director or corporate auditor, (2) retired as an executive officer or employee due to involuntary reasons stipulated by the rules of employment of individual Group companies or (3) after retirement, been specifically approved to hold and exercise the stock options by Unicharm PetCare's Board of Directors.

The stock option activity is as follows:

	Unicharm Corporation		Unicharm Petcare Corporation
	2003 Stock Option	2004 Stock Option	2002 Stock Option
For the year ended March 31, 2007			
Non-vested			
March 31, 2006—Outstanding	544,600	705,700	
Granted			
Canceled	(11,000)	(13,600)	
Vested			
March 31, 2007—Outstanding	533,600	692,100	
Vested			
March 31, 2006—Outstanding			160,000
Vested			
Exercised			122,000
Canceled			
March 31, 2007—Outstanding			38,000
Exercise price	¥5,731	¥5,702	¥300
Average stock price at exercise			¥4,565
Fair value price at grant date			

11. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses for the years ended March 31, 2008, 2007 and 2006 consisted of the following:

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	2008
Sales promotion	¥ 37,280	¥31,735	¥27,688	$ 372,800
Advertising	10,519	10,116	9,002	105,189
Shipping and storage expenses	17,977	17,280	15,214	179,775
Employees' salaries	11,276	10,877	9,776	112,765
Depreciation	1,613	1,282	1,444	16,129
Other	28,338	27,421	25,461	283,371
Total	¥107,003	¥98,711	¥88,585	$1,070,029

12. INCOME TAXES

The Company and its domestic subsidiaries are subject to Japanese national and local income taxes, which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 40.7% for the years ended March 31, 2008, 2007 and 2006. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

The tax effects of significant temporary differences and loss carry forward, which resulted in deferred tax assets and liabilities at March 31, 2008, 2007 and 2006, are as follows:

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	2008
Deferred tax assets-current				
Accrued bonuses	¥ 1,149	¥ 1,144	¥ 1,114	$ 11,491
Accrued enterprise tax	514	516	547	5,136
Accrued sales promotion	1,175	504	543	11,745
Unrealized gains	137	78	55	1,370
Other	552	422	383	5,530
Less valuation allowance		(21)		
Total	3,527	2,643	2,642	35,272
Deferred tax assets-non-current				
Investment securities	1,060	1,060	1,035	10,601
Pension and severance costs	2,678	2,755	1,578	26,783
Less allowance for doubtful accounts	76	66	137	763
Impairment loss	138	168	850	1,379
Other	313	964	984	3,125
Less valuation allowance	(339)	(187)		(3,386)
Total	3,926	4,826	4,584	39,265
Deferred tax liabilities-current				
Other	2	4		24
Total	2	4		24
Deferred tax liabilities-non-current				
Net unrealized gain on available-for-sale securities	1,320	4,788	4,302	13,202
Undistributed earnings of subsidiaries	2,668	2,315	1,466	26,681
Prepaid pension cost	1,999	1,579		19,994
Other	30	886	1,292	290
Total	6,017	9,568	7,060	60,167
Net deferred tax assets-current	¥ 3,525	¥ 2,639	¥ 2,642	$ 35,248
Net deferred tax assets—non-current	¥ 424			$ 4,245
Net deferred liabilities-non-current	¥(2,515)	¥(4,742)	¥(2,476)	$(25,147)
Deferred tax assets-land revaluation	¥ 223	¥ 223	¥ 227	$ 2,226

A reconciliation between the normal effective statutory tax rates and the actual effective tax rates reflected in the accompanying consolidated statements of income for the years ended March 31, 2008, 2007 and 2006 is not required to be disclosed because the difference is less than 5% of the normal effective statutory tax rate.

13. RESEARCH AND DEVELOPMENT COSTS

Research and development costs charged to income were ¥4,505 million ($45,048 thousand), ¥4,332 million and ¥4,018 million for the years ended March 31, 2008, 2007 and 2006, respectively.

14. LEASES

The Group leases certain machinery, computer equipment, office space and other assets.

Total rental expenses for the years ended March 31, 2008, 2007 and 2006, were ¥348 million ($3,477 thousand), ¥350 million and ¥359 million, respectively, including ¥107 million ($1,072 thousand), ¥129 million and ¥174 million of lease payments under finance leases.

Pro forma information of leased property such as acquisition cost, accumulated depreciation, obligations under finance leases, depreciation expense and interest expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2008, 2007 and 2006, were as follows:

	Millions of yen			Thousands of U.S. dollars
Machinery, Furniture and Fixtures	2008	2007	2006	2008
Acquisition cost	¥371	¥325	¥975	$3,714
Accumulated depreciation	195	81	879	1,953
Net leased property	¥176	¥244	¥96	$1,761

The amount of acquisition cost includes the imputed interest expense portion.

Obligations under finance leases for the years ended March 31, 2008, 2007 and 2006 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	2008
Due within one year	¥101	¥94	¥84	$1,008
Due after one year	75	150	12	753
Total	¥176	¥244	¥96	$1,761

The amount of obligations under finance leases includes the imputed interest expense portion.

Depreciation expense, which is not reflected in the accompanying consolidated statements of income, computed by the straight-line method was ¥107 million ($1,072 thousand), ¥129 million and ¥174 million for the years ended March 31, 2008, 2007 and 2006, respectively.

The minimum rental commitments under noncancelable operating leases at March 31, 2008 were as follows:

	Millions of yen	Thousands of U.S. dollars
Due within one year	¥2	$23
Due after one year		
Total	¥2	$23

15. DERIVATIVES

The Group enters into foreign exchange forward contracts and currency options to hedge foreign exchange risk associated with certain assets and liabilities denominated in foreign currencies.

Most derivative transactions are entered into to hedge foreign currency exposures incorporated with its business. Accordingly, market risk in these derivatives is basically offset by opposite movements in the value of hedged assets or liabilities. The Group does not hold or issue derivatives for trading purposes.

It is also the Group's policy to use derivatives only for the purpose of reducing market risks associated with investment securities.

Because the counterparties to these derivatives are limited to major international financial institutions, the Group does not anticipate any losses arising from credit risk.

Derivative transactions entered into by the Group have been made in accordance with internal policies which regulate the authorization and credit limit amounts.

Foreign currency forward contracts and currency options that qualify for hedge accounting for the years ended March 31, 2008, 2007 and 2006 are excluded from the disclosure of market value information.

The Group had the following derivatives contracts outstanding at March 31, 2007 and 2006:

	Millions of yen					
	2007			2006		
	Contract Amount	Fair Value	Unrealized Gain (Loss)	Contract Amount	Fair Value	Unrealized Gain (Loss)
Credit default swap option	¥4,000	¥ 10	¥10	¥6,000	¥27	¥27
Forward exchange contracts-selling U.S. dollar forward	669	669				

There was no derivative contract outstanding at March 31, 2008.

The contract or notional amounts of derivatives that are shown in the above table do not represent the amounts exchanged by the parties and do not measure the Group's exposure to credit or market risk.

The credit default swap option is part of an embedded derivative which is a kind of compound financial instruments. It is measured at fair value and the gains/losses are recognized in the income statement.

16. CONTINGENT LIABILITIES

At March 31, 2008, the Group had the following contingent liabilities:

	Millions of yen	Thousands of U.S. dollars
Guarantees and similar items of bank loans	¥85	$847

17. NET INCOME PER SHARE

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the years ended March 31, 2008, 2007 and 2006 is as follows:

	Millions of yen	Thousands of shares	Yen	U.S. dollars
Year Ended March 31, 2008	Net Income	Weighted-average Shares	EPS	
Basic EPS—Net income available to common shareholders	¥16,684	64,318	¥259.39	$2.59
Effect of dilutive securities-Adjustment of warrants of subsidiary	(5)			
Diluted EPS—Net income for computation	¥16,679	64,318	¥259.31	$2.59

	Millions of yen	Thousands of shares	Yen
Year Ended March 31, 2007	Net Income	Weighted-average Shares	EPS
Basic EPS-Net income available to common shareholders	¥15,059	64,821	¥232.31
Effect of dilutive securities-Adjustment of warrants of subsidiary	(8)		
Diluted EPS-Net income for computation	¥15,051	64,821	¥232.17

	Millions of yen	Thousands of shares	Yen
Year Ended March 31, 2006	Net Income	Weighted-average Shares	EPS
Basic EPS-Net income available to common shareholders	¥15,288	65,775	¥229.34
Effect of dilutive securities-Adjustment of warrants of subsidiary	(22)		
Diluted EPS-Net income for computation	¥15,266	65,775	¥229.00

18. SUBSEQUENT EVENTS

The following appropriations of retained earnings at March 31, 2008 were approved at the Board of Directors of the Company meeting held on May 26, 2008:

	Millions of yen	Thousands of U.S. dollars
Year-end cash dividends, ¥23 ($0.23) per share	¥1,466	$14,659

19. RELATED PARTY TRANSACTIONS

Transactions of the Company with related parties for the years ended March 31, 2008, 2007 and 2006 were as follows:

a. Takahara Kosan K.K.

Takahara Kosan K.K. is directly owned 20.0% share by Mr. Takahisa Takahara, President and Chief Executive Officer of the Company, 1.0% by Mr. Keiichiro Takahara, Chairman of the Board of the Company, 44.5% directly owned by their close relatives, and another 34.5% indirectly owned by their close relatives.

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	2008
Insurance premium	¥ 2	¥ 6	¥ 11	$ 22

b. Unitec Corporation

Unitec Corporation is directly owned 0.7% share by Mr. Takahisa Takahara, 1.5% by Mr. Keiichiro Takahara's close relatives, and another 97.8% indirectly owned by Mr. Keiichiro Takahara's close relatives.

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	2008
Rental expenses	¥25	¥24	¥ 200	$248

c. Takahara Fund Ltd.

Takahara Fund Ltd.is directly owned 100% share Mr.Keiichiro Takahara.

	Millions of yen		
	2008	2007	2006
Sale of investment securities			¥2581
Realized gain on sale of investment securities			834

20. SEGMENT INFORMATION

The Group operates in the following industries: Industry A consists of baby and child care, feminine hygiene and elderly care.
Industry B consists of pet care.
Industry C consists of other products.

Information about industry segments, geographic segments and sales to foreign customers of the Group is as follows:

(1) INDUSTRY SEGMENTS

a. Sales and Operating Income

	Millions of yen				
	2008				
	Industry A	Industry B	Industry C	Eliminations	Consolidated
Sales to customers	¥285,325	¥40,224	¥11,315	¥	¥336,864
Intersegment sales	3		4	(7)	
Total sales	285,328	40,224	11,319	(7)	336,864
Operating expenses	257,753	35,086	10,413	(119)	303,133
Operating income	¥ 27,575	¥ 5,138	¥ 906	¥ 112	¥ 33,731

b. Assets, Depreciation, Impairment Loss and Capital Expenditures

	Millions of yen				
	2008				
	Industry A	Industry B	Industry C	Corporate	Consolidated
Assets	¥168,090	¥23,850	¥27,773	¥55,723	¥275,436
Depreciation	14,321	440	280		15,041
Capital expenditures	16,425	815	130		17,370

a. Sales and Operating Income

	Thousands of U.S. dollars				
	2008				
	Industry A	Industry B	Industry C	Eliminations	Consolidated
Sales to customers	$2,853,253	$402,243	$113,146	$	$3,368,642
Intersegment sales	24		42	(66)	
Total sales	2,853,277	402,243	113,188	(66)	3,368,642
Operating expenses	2,577,528	350,860	104,132	(1,191)	3,031,329
Operating income	$ 275,749	$ 51,383	$ 9,056	$ 1,125	$ 337,313

b. Assets, Depreciation, Impairment Loss and Capital Expenditures

	Thousands of U.S. dollars				
	2008				
	Industry A	Industry B	Industry C	Corporate	Consolidated
Assets	$1,680,901	$238,505	$277,723	$557,231	$2,754,360
Depreciation	143,214	4,400	2,794		150,408
Capital expenditures	164,248	8,147	1,309		173,704

a. Sales and Operating Income

	Millions of yen				
	2007				
	Industry A	Industry B	Industry C	Eliminations	Consolidated
Sales to customers	¥256,872	¥34,105	¥10,903	¥	¥301,880
Intersegment sales	66		4	(70)	
Total sales	256,938	34,105	10,907	(70)	301,880
Operating expenses	232,244	30,130	9,754	(178)	271,950
Operating income	¥ 24,694	¥ 3,975	¥ 1,153	¥ 108	¥ 29,930

b. Assets, Depreciation, Impairment Loss and Capital Expenditures

	Millions of yen				
	2007				
	Industry A	Industry B	Industry C	Corporate	Consolidated
Assets	¥165,143	¥19,962	¥26,125	¥57,533	¥268,763
Depreciation	12,811	351	269		13,431
Capital expenditures	20,496	422	389		21,307

a. Sales and Operating Income

	Millions of yen				
	2006				
	Industry A	Industry B	Industry C	Eliminations	Consolidated
Sales to customers	¥228,884	¥30,361	¥11,135	¥	¥270,380
Intersegment sales	60		4	(64)	
Total sales	228,944	30,361	11,139	(64)	270,380
Operating expenses	205,057	26,952	9,991	(151)	241,849
Operating income	¥ 23,887	¥ 3,409	¥ 1,148	¥ 87	¥ 28,531

b. Assets, Depreciation, Impairment Loss and Capital Expenditures

	Millions of yen				
	2006				
	Industry A	Industry B	Industry C	Corporate	Consolidated
Assets	¥145,350	¥17,578	¥26,912	¥60,515	¥250,355
Depreciation	12,460	332	271		13,063
Impairment loss	281				281
Capital expenditures	12,906	569	134		13,609

(2) GEOGRAPHIC SEGMENTS

a. Sales and Operating Income

	Millions of yen				
	2008				
	Japan	Asia (Excluding Japan)	Europe and The Middle East	Eliminations	Consolidated
Sales to customers	¥217,474	¥72,422	¥46,968	¥	¥336,864
Intersegment sales	9,725	2,670		(12,395)	
Total sales	227,199	75,092	46,968	(12,395)	336,864
Operating expenses	203,176	66,594	45,762	(12,399)	303,133
Operating income	¥ 24,023	¥ 8,498	¥ 1,206	¥ 4	¥ 33,731

b. Assets

	Millions of yen				
	2008				
	Japan	Asia (Excluding Japan)	Europe and The Middle East	Corporate	Consolidated
Assets	¥137,958	¥52,366	¥29,759	¥55,353	¥275,436

a. Sales and Operating Income

	Thousands of U.S. dollars				
	2008				
	Japan	Asia (Excluding Japan)	Europe and The Middle East	Eliminations	Consolidated
Sales to customers	$2,174,747	$724,217	$469,678	$	$3,368,642
Intersegment sales	97,241	26,704		(123,945)	
Total sales	2,271,988	750,921	469,678	(123,945)	3,368,642
Operating expenses	2,031,757	665,942	457,616	(123,986)	3,031,329
Operating income	$ 240,231	$ 84,979	$ 12,062	$ 41	$ 337,313

b. Assets

	Thousands of U.S. dollars				
	2008				
	Japan	Asia (Excluding Japan)	Europe and The Middle East	Corporate	Consolidated
Assets	$1,379,580	$523,656	$297,587	$553,537	$2,754,360

a. Sales and Operating Income

	Millions of yen				
	2007				
	Japan	Asia (Excluding Japan)	Europe and The Middle East	Eliminations	Consolidated
Sales to customers	¥206,891	¥56,645	¥38,344	¥	¥301,880
Intersegment sales	10,980	2,334		(13,314)	
Total sales	217,871	58,979	38,344	(13,314)	301,880
Operating expenses	194,070	53,919	37,378	(13,417)	271,950
Operating Income	¥ 23,801	¥ 5,060	¥ 966	¥ 103	¥ 29,930

b. Assets

	Millions of yen				
	2007				
	Japan	Asia (Excluding Japan)	Europe and The Middle East	Corporate	Consolidated
Assets	¥129,480	¥49,125	¥28,649	¥61,509	¥268,763

a. Sales and Operating Income

	Millions of yen				
	2006				
	Japan	Asia (Excluding Japan)	Europe and The Middle East	Eliminations	Consolidated
Sales to customers	¥201,651	¥43,202	¥25,527	¥	¥270,380
Intersegment sales	4,851	2,505		(7,356)	
Total sales	206,502	45,707	25,527	(7,356)	270,380
Operating expenses	181,810	42,578	24,870	(7,409)	241,849
Operating income	¥ 24,692	¥ 3,129	¥ 657	¥ 53	¥ 28,531

b. Assets

	Millions of yen				
	2006				
	Japan	Asia (Excluding Japan)	Europe and The Middle East	Corporate	Consolidated
Assets	¥121,308	¥35,492	¥21,373	¥72,182	¥250,355

(3) SALES TO FOREIGN CUSTOMERS

Sales to foreign customers for the years ended March 31, 2008, 2007 and 2006 amounted to ¥124,309 million ($1,243,095 thousand), ¥98,103 million and ¥72,250 million, respectively.

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
4-13-23, Shibaura
Minato-ku, Tokyo 108-8530
Japan

Tel: +81 (3) 3457 7321
Fax: +81 (3) 3457 1694
www.deloitte.com/jp

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Unicharm Corporation:

We have audited the accompanying consolidated balance sheets of Unicharm Corporation and subsidiaries as of March 31, 2008, 2007 and 2006, and the related consolidated statements of income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2008, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Unicharm Corporation and subsidiaries as of March 31, 2008, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2008, in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 25, 2008

Member of
Deloitte Touche Tohmatsu

Subsidiaries and Affiliated Companies

As of March 31, 2008

Subsidiaries

		Major Operations	Percentage of Equity
Japan	Unicharm Product Co., Ltd.	Production of baby care, feminine care, health care and other products	100%
	Unicharm Material Co., Ltd.	Production, processing and sales of nonwoven and other materials	100
	Kokko Paper Mfg. Co., Ltd.	Production of paper, nonwoven and other materials	100
	Cosmotec Corporation	Processing and sales of photographic printing plates	100
	Unicharm PetCare Corporation	Production and sales of pet care products	39
	Unicharm Mölnlycke K.K.	Sales of adult incontinence care products	51
Taiwan	United Charm Co., Ltd.	Production and sales of baby care, feminine care and other products	53
Thailand	Uni-Charm (Thailand) Co., Ltd.	Production and sales of baby care, feminine care and other products	94
People's Republic of China	Shanghai Unicharm Co., Ltd.	Production and sales of feminine care products	75
	Unicharm Consumer Products (China) Co., LTD.	Production of baby care products	98
	Unicharm Consumer Products Service (Shanghai) Co., Ltd.	Sales of baby care, feminine care and other products	100
Republic of Korea	LG Unicharm Co., Ltd.	Production and sales of baby care, feminine care and other products	51
Indonesia	PT Uni-Charm Indonesia	Production and sales of baby care, feminine care and other products	74
Malaysia	Uni-Charm Corporation Sdn. Bhd.	Sales of baby care, feminine care and other products	100
Vietnam	Uni-Charm (Vietnam) Co., Ltd.	Production and sales of feminine care products	100
Philippines	Uni-Charm (Philippines) Corporation	Sales of baby care, feminine care and other products	97
Netherlands	Uni-Charm Mölnlycke B.V.	Holding company of two manufacturing companies	60
Saudi Arabia	Unicharm Gulf Hygienic Industries Ltd.	Production and sales of baby care, feminine care and other products	51
			(Plus 6 others)

Affiliated Companies

		Major Operations	Percentage of Equity
Japan	The Fun Co., Ltd.	Data storage, processing and disposal services	25%
	UBS Co., Ltd.	Accounting, human resource management and administrative affairs	20

Investor Information

As of March 31, 2008

Fiscal Year-end	March 31, 2008
Annual Shareholders' Meeting	June 25, 2008
Common Stock	Authorized: 275,926,364 Issued: 68,981,591
Number of Shareholders	10,132
Date of Listing	August 1976
Stock Exchange Listing	First Section, Tokyo Stock Exchange
Transfer Agent	Japan Securities Agents, Ltd. 2-4 Kayaba-cho, 1-chome, Nihonbashi, Chuo-ku, Tokyo 103-0025, Japan
Auditor	Deloitte Touche Tohmatsu

Principal Shareholders

Shareholder	Number of Shares (Thousands)	Ratio of Number of Shares Held to Number of Shares Issued and Outstanding
Unitec Corporation	12,368	17.93%
Takahara Kosan K.K.	3,418	4.96
Takahara Kikin	3,120	4.52
The Master Trust Bank of Japan, Ltd. (Trust Account)	2,381	3.45
Nippon Life Insurance Company	1,934	2.81
The Hiroshima Bank, Ltd.	1,920	2.79
Japan Trustee Services Bank, Ltd. (Trust Account)	1,763	2.56
The Iyo Bank, Ltd.	1,699	2.46
State Street and Trust Company	1,537	2.23
Takahara Sangyo K.K.	1,230	1.78

Equity Policy

February	2008	Repurchase of treasury stock pursuant to Article 459, paragraph 1, item 1 of the Corporation Law of Japan (total number of shares acquired: 690,600; aggregate amount of acquisition cost: ¥4,999,944,000)
July–August	2006	Repurchase of treasury stock pursuant to Article 459, paragraph 1, item 1 of the Corporation Law of Japan (total number of shares acquired: 943,000; aggregate amount of acquisition cost: ¥5,999,992,000)
July–August	2005	Repurchase of treasury stock pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan (total number of shares acquired: 1,100,000; aggregate amount of acquisition cost: ¥4,972,890,000)
July	2004	Sales of shares (2,116,600 shares) (Price: ¥5,409; Purchasers: UFJ Bank Limited, Takahara Kosan K.K., Nippon Life Insurance Company, Kajima Corporation)
September	2003	Repurchase of treasury stock pursuant to Article 210.1 of the Commercial Code of Japan (999,000 shares purchased at ¥5,330 per share)
January	2003	Repurchase of treasury stock pursuant to Article 210.1 of the Commercial Code of Japan (1,500,000 shares purchased at ¥4,500 per share)
February	2002	Repurchase and retirement of shares (964,300 shares purchased at ¥3,400 per share)
March	2001	Repurchase and retirement of shares (921,000 shares purchased at ¥4,900 per share)
July	1999	Sales of shares in Japan and overseas (2,400,000 shares and 300,000 green shoe shares) (Price: ¥6,128; Purchasers; The Tokai Bank, Ltd., Takahara Shinko K.K., The Fuji Bank, Ltd.)
August	1998	Repurchase and retirement of shares (1,724,289 shares purchased at ¥5,210 per share)

Corporate Data

As of September 1, 2008

Registered Office of the Company	182 Shimobun Kinsei-cho, Shikokuchuo-City, Ehime 799-0111, Japan
Head Office	Sumitomo Fudosan Mita Twin Bldg. West Wing, 3-5-27, Mita, Minato-ku, Tokyo, Japan 108-8575
Date of Establishment	February 10, 1961
Paid-in Capital	¥15,993 million
Number of Associates	967 (6,461 on a consolidated basis as of March 31, 2008)
Information	Executive Secretarial & Corporate Communication Office Sumitomo Fudosan Mita Twin Bldg. West Wing, 3-5-27, Mita, Minato-ku, Tokyo, Japan 108-8575 Tel: +81-3-6722-1019 Fax +81-3-6722-1016

Website Information



Unicharm proactively discloses various information on its corporate Website. Unicharm is also upgrading its IR site, which contains financial information and the most recent Company news. This site also features interviews with Unicharm's president and other information. Our Website is continually updated and includes the latest product information.
http://www.unicharm.co.jp/english/index.html

Unicharm's Product-Related Websites (In Japanese only)

Website that provides a fun way to learn about first-time menstruation. We invite parents and children to visit the site together.
Hajimete Karada Nabi
http://www.unicharm.co.jp/english/index.html

Provides support to meet the needs of mothers through pregnancy, childbirth and child rearing. A "mother and baby" lifestyle support site.
Baby Town
http://www.babytown.jp/

A website for first-time mothers, providing a plethora of information about pregnancy and childbirth.
Premama Town
http://www.premama.jp/

Provides solutions to worries about early incontinence issues with self-help tips and a dedicated portal site for women.
Nyomore Care Nabi
http://www.nyoucare.jp/

Informational site for families and caregivers of elderly who need living assistance. Provides information and solutions for incontinence care issues.
Haisetsu Care Nabi
http://www.carenavi.jp/

Online adult incontinence-care product shopping site provides direct home delivery. Convenient for at-home nursing care recipients and providers, too.
Unicharm Tsushin Hanbai "Iki Iki Seikastu"
http://www.rakuten.ne.jp/gold/unicharm/

Printed in Japan

21. Press Release regarding purchase of APPP Parent Pty Limited and six subsidiaries

News Release

unicharm

September 30, 2008

Unicharm Buys out Australian Paper Diaper Manufacturer

Unicharm Corporation (Head Office: Mita, Minato-ku, Tokyo; President and CEO: Takahisa Takahara; the "Company") reached an agreement with the existing shareholders of APPP Parent Pty Limited, the second largest paper diaper manufacturer in Australia, and its six subsidiaries (APPP) to fully purchase APPP; concluded a share transfer agreement with them on September 11, 2008; and purchased the shares on September 30.

1. Background to and target of the purchase

   APPP holds the largest market share (about 20%) in the Australian paper diaper market, after Kimberly-Clark Australia Pty Ltd. With "BabyLove" as its mainstay paper diaper brand, APPP is widely recognized in Australia. If APPP comes under the umbrella of the Unicharm Group, it will be able to reinforce its product lineup and introduce the production know-how of the Company and is expected to produce significant synergistic effect. Against this backdrop, the Company decided to purchase APPP.

   The Company Group is proactively developing overseas operations in the absorbent products business, including sanitary products and child paper diapers, mainly in East Asia and member countries of the Association of Southeast Asian Nations (ASEAN). Its overseas sales accounted for 35% of the consolidated net sales in the latest fiscal year ended March 2008. The purchase will enable the Company to establish a bridgehead in Oceania toward the achievement of its Global 10 medium-term management plan (to acquire a 10% share of the global market for nonwoven fabrics and absorbent products). The Company will accelerate the expansion of earnings in the overseas business by further improving profitability.

2. Summary of the purchase

   (1) Outline of APPP

   1. Trade name: APPP Parent Pty Limited
(Business name: Australian Pacific Paper Products)
   2. Representative: Chief Executive Officer: Peter Murphy
   3. Location of head office: 1-3 Lake Drive, Dingley Victoria 3172 Australia
(Approximately 25 km southeast of Melbourne)
   4. Principal business: Manufacture and sale of baby paper diapers and adult paper diapers
   5. Number of employees: 179
   6. Most recent net sales (on a consolidated basis):
Net sales in the fiscal year ended December 2007:
97.6 million Australian dollars
(Approximately 9 billion yen)

   (2) Share acquisition ratio and status of ownership before and after the acquisition

   Ownership before transfer: 0%
   Ownership after transfer: 100% held by Unicharm Corporation

(3) Sellers of shares

Ten sellers, including a fund in which Gresham Private Equity Limited invests (74.4%)

(4) Schedule of transfer

September 11, 2008: Conclusion of a share transfer agreement
September 30, 2008: Date of share purchase

(5) Prospects

APPP will become a consolidated subsidiary of the Company from the settlement of accounts for the interim period of the fiscal year ending March 2009.
The effect that the said subsidiary has on the consolidated earnings of the Company in the fiscal year ending March 2009 is insignificant.

Inquiries about this news release

Unicharm Corporation: Atsushi Iwata, Executive Officer
Yasushi Shiraishi, Secretarial/Public Relations Office, Corporate Planning Division
Tel.: +81-3-6722-1019
Fax: +81-3-6722-1016

22. Notice Regarding Buyback of Shares through ToSTNeT-3

November 6, 2008

Company Name: Unicharm Corporation
Representative: Takahisa Takahara, President and CEO
(Code Number: 8113; First Section of the Tokyo Stock Exchange)
Inquiries: Atsushi Iwata, Executive Officer and
General Manager of the Accounting Department
(Tel: +81-3-3451-5111)

Notice on Repurchase of Treasury Stock through Off-Hours Trading System for Treasury Stock (ToSTNet-3)

Unicharm Corporation (the "Company") announced today that the Company decided a specific method of repurchasing treasury stock in accordance with the provisions of the Articles of Incorporation pursuant to Article 459, Paragraph 1 of the Company Law.

1. Method of acquisition
   The Company will entrust purchase of own shares through the off-hours trading system of the Tokyo Stock Exchange for treasury stock (ToSTNet-3) at 8:45 a.m. on November 7, 2008 at 7,170 yen, the closing quotation of today (November 6, 2008) (there will be no change in the trading system and trading hours). The said purchase order will be limited to the said trading hours.

2. Details of repurchase
   (1) Type of shares to be repurchased: Common stock of the Company
   (2) Total number of shares to be repurchased: 697,300 shares
   Notes
   1. There will be no change in the said number of shares. There is a possibility that the Company may not carry out part or whole of the repurchase because of market trends or for other reasons.
   2. Purchase will be carried out by placing purchase order corresponding to the number of shares scheduled to be repurchased.

3. Public announcement of the results of transaction
   The results of repurchase will be made public after the end of trading hours at 8:45 a.m. on November 7, 2008.

(Reference) Details of the resolution relating to repurchase of treasury stock (publicly announced on October 31, 2008)

- Type of shares to be repurchased: Common shares of the Company
- Total number of shares to be repurchased: 700,000 shares (ceiling limit) (Ratio of the total number of shares to be repurchased to the total number of shares outstanding (excluding treasury stock): 1.09%)
- Total price of shares to be repurchased: 5 billion yen (ceiling limit)
- Period for repurchase: From November 4, 2008 to November 28, 2008
- Status of progress as of November 6, 2008
  Total number of shares repurchased: 0 shares
  Total value of shares repurchased: 0 yen

23. Notice Regarding Acquisition Result of Buyback of Shares through ToSTNeT-3

November 7, 2008

Company Name: Unicharm Corporation
Representative: Takahisa Takahara, President and CEO
(Code Number: 8113; First Section of the Tokyo Stock Exchange)
Inquiries: Atsushi Iwata, Executive Officer and
General Manager of the Accounting Department
(Tel: +81-3-3451-5111)

Notice on the Results of Repurchase of Treasury Stock through Off-Hours Trading System for Treasury Stock (ToSTNet-3)

Unicharm Corporation (the "Company") hereby announces that the Company today carried out the repurchase of treasury stock, which was announced on November 6, 2008, as follows.
The Company also announces that repurchase of treasury stock based on the resolution made at a meeting of the Board of Directors held on October 31, 2008 was completed with today's repurchase.

1.	Reason for repurchase:	To enable the Company to further pass on profits to shareholders and execute capital policies in a speedier and more agile way in response to changes in the corporate environment
2.	Type of shares repurchased:	Common stock of the Company
3.	Total number of shares repurchased:	697,300 shares
4.	Repurchase price:	7,170 yen
5.	Date of repurchase:	November 7, 2008
6.	Method of repurchase:	Repurchase through the off-hours trading system of the Tokyo Stock Exchange for treasury stock

(Reference)

Details of the decision relating to the specific method of repurchase of treasury stock (publicly announced on November 6, 2008)

- Type of shares to be repurchased: Common stock of the Company
- Total number of shares to be repurchased: 697,300 shares
- Total value of shares to be repurchased: 4,999,641,000 yen
- Status of progress as of November 7, 2008
  - Total number of shares repurchased: 697,300 shares
  - Total value of shares repurchased: 4,999,641,000 yen

24. Company Share Purchase Status Report

[Cover]

Document to be submitted:	Report on Treasury Stock Repurchase Status
Provision to base upon:	Article 24-6, Paragraph 1 of the Financial Instruments & Exchange Law
Place of submission:	Director-general of the Kanto Local Finance Bureau
Date of submission:	November 14, 2008
Report period:	From October 31, 2008 to October 31, 2008
Company name:	Unicharm Corporation
Company name in English:	Unicharm Corporation
Title and name of representative:	Takahisa Takahara, President and CEO
Location of head office:	182 Kinseicho Shimobun, Shikokuchuo, Ehime Prefecture (The aforementioned address is the registered location of the head office. Actual head-office operations are carried out at the address given below.) Sumitomo Fudosan Mita Twin Building West 3-5-27 Mita, Minato-ku, Tokyo
Telephone number:	03-3451-5111 (main number)
Contact person:	Atsushi Iwata, Executive Officer and General Manager of the Accounting Department
Nearest place of contact:	Sumitomo Fudosan Mita Twin Building West 3-5-27 Mita, Minato-ku, Tokyo
Telephone number:	03-3451-5111 (main number)
Contact person:	Atsushi Iwata, Executive Officer and General Manager of the Accounting Department

Place where the Report on Treasury Stock Repurchase Status is available:

Head Office of Unicharm Corporation (Tokyo Branch)
(Sumitomo Fudosan Mita Twin Building West 3-5-27 Mita, Minato-ku, Tokyo)

Osaka Branch of Unicharm Corporation
(Central Shin-Osaka Building 4-5-36 Miyahara, Yodogawa-ku, Osaka)

Tokyo Stock Exchange, Inc.
(2-1 Nihonbashi Kabutocho, Chuo-ku, Tokyo)

Report on Treasury Stock Repurchase Status (pursuant to Article 24-6, Paragraph 1 of the law)

Type of share: Common stock

1 [Status of Repurchase]

(1) [Status of repurchase based on a resolution of a general meeting of shareholders]

Not applicable.

(2) [Status of repurchase based on a resolution of the Board of Directors]

As of October 31, 2008

Category	Number of shares (share)		Total value (yen)
Status of a resolution at a meeting of the Board of Directors (October 31, 2008) (Period for repurchase: From November 4, 2008 to November 28, 2008)		700,000	5,000,000,000
Number of treasury shares repurchased in the reporting month (date of repurchase)	XXXX XX	-	-
Total	-	-	-
Accumulated number of shares of treasury stock repurchased as of the end of the reporting month		-	-
Status of progress in repurchase of treasury stock (%)		-	-

2 [Status of Disposition]

Not applicable.

3 [Status of Holdings]

As of October 31, 2008

Status of holdings as of the end of the reporting month	Number of shares (share)
Total number of shares outstanding	68,981,591
Number of shares held as treasury stock	4,631,415

25. 2nd Quarter Report - No. 49 Period

QUARTERLY REPORT

2nd Quarter of 49th Fiscal Year, (from July 1, 2008 to September 30, 2008)

UNICHARM CORPORATION

QUARTERLY REPORT

1. This is a hard-copy report that reproduces the Quarterly Report submitted via the Electronic Disclosure for Investors' Network (EDINET) complying with Article 27-30-2 of the Financial Instruments and Exchange Law. A table of contents and some additional pages have been added.
2. The Quarterly Review Report attached to the Quarterly Report, which was submitted by means of the abovementioned method, and the Confirmation submitted along with the Quarterly Report are on file at the end of this document.

UNICHARM CORPORATION

TABLE OF CONTENTS

[FRONT PAGE]

[Document Submitted]	Quarterly Report
[Submitted under]	Article 24-4-7, Paragraph 1 of the Financial Instruments and Exchange Law
[Submitted to]	Director General, Kanto Region Finance Bureau
[Date Submitted]	November 14, 2008
[Interim Fiscal Period]	2nd Quarter of 49th Fiscal Year (from July 1, 2008 to September 30, 2008)
[Corporate Name]	Unicharm Kabushiki Kaisha
[Corporate Name in English]	Unicharm Corporation
[Name and Title of Head Corporate Representative]	Takahisa Takahara, President and Chief Executive Officer
[Location of Head Office]	182 Shimobun, Kinsei-cho, Shikoku Chuo-shi, Ehime (This is the registered domicile of the Company. Actual head office operations are being conducted at the following location: Sumitomo Fudosan Mita Twin Building West Wing 3-5-27 Mita, Minato-ku, Tokyo)
[Telephone Number]	+81-3-3451-5111 (main switchboard)
[Name of Contact Person]	Atsushi Iwata, Executive Officer, General Manager of Accounting Division
[Nearest Location of Contact]	Sumitomo Fudosan Mita Twin Building West Wing 3-5-27 Mita, Minato-ku, Tokyo
[Telephone Number]	+81-3-3451- 5111 (main switchboard)
[Name of Contact Person]	Atsushi Iwata, Executive Officer, General Manager of Accounting Division
[Locations at which Document is Made Available for Public Inspection]	Unicharm Corporation Head Office (Tokyo Branch) (Sumitomo Fudosan Mita Twin Building West Wing 3-5-27 Mita, Minato-ku, Tokyo) Unicharm Corporation Osaka Branch (Central Shin-Osaka Building 4-5-36 Miyahara, Yodogawa-ku, Osaka) Tokyo Stock Exchange (2-1 Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)

Part 1 [Corporate Information]

Section 1 [General Status of the Company]

1. [Trends in Key Business Indicators, etc.]

Key Business Indicators, etc. (consolidated basis)

Period	2nd Quarter Consolidated Fiscal Period of 49th Fiscal Year	2nd Quarter of 49th Fiscal Year	48th Fiscal Year
Fiscal Period	from April 1, 2008 to September 30, 2008	From July 1, 2008 to September 30, 2008	From April 1, 2007 to March 31, 2008
Net Sales (Millions of Yen)	170,031	86,083	336,864
Ordinary Income (Millions of Yen)	15,056	6,933	32,327
Net Income (Millions of Yen)	8,027	3,909	16,683
Net Assets (Millions of Yen)	-	188,146	179,170
Total Assets (Millions of Yen)	-	282,909	275,435
Net Assets per Share (Yen)	-	2,657.67	2,545.79
Net Income per Share (Yen)	125.65	61.09	259.39
Net Income per Share after Adjustment of Stock Equivalents (Yen)	125.31	60.94	259.31
Equity Ratio (%)	-	60.4	58.9
Cash Flows from Operating Activities (Millions of Yen)	10,632	-	45,308
Cash Flows from Investing Activities (Millions of Yen)	(33,041)	-	(10,091)
Cash Flows from Financing Activities (Millions of Yen)	2,398	-	(12,585)
Balance of Cash and Cash Equivalents as of End of the Quarter (Millions of Yen)	-	67,083	87,317
Number of Employees	-	6,762	6,461

(Notes)

1. No Trend in Key Business Indicators, etc. is described above, as the Company prepares quarterly consolidated financial statements.
2. Consumption Taxes, etc. are not included in net sales figures.

2. **[Business Contents]**

During the 2nd quarter under review, there was no material change in the contents of the business operated by the Unicharm Group (the Company and its affiliates).

Major affiliates of the Company remained unchanged.

3. **[Affiliates]**

Changes in main affiliates during the 2nd quarter under review are as follows:

(1) New Affiliates

1) The Company established the following corporation as its affiliate for the purpose of selling personal care products, etc.

Name: Unicharm India Hygienic Private Ltd.

Address: Gurgaon, Haryana, India

Capital: IR 300 million

Description of main business: Sale of personal care products

Ownership of voting rights by the Company: 100.0%

2) The Company caused the following corporation to become its affiliate by acquiring shares of such corporation for the purpose of manufacturing and selling personal care products, etc.

Name: Unicharm Australasia Pty Ltd.

Address: Dingley, Victoria, Australia

Capital: AUD 2.725 million

Description of main business: Manufacturing and sale of personal care products

Ownership of voting rights by the Company: 100.0%

4. **[Personnel]**

(1) Number of Employees (consolidated basis)

As of September 30, 2008

Number of Employees	6,762 (2,004)

(Notes)

1. Numbers include only the employees in active service at the time.
2. Figures in brackets denote the average number of temporary employees during the 2nd quarter under review.
3. Figures in brackets include contract employees and part-time employees.

(2) Number of Employees of the Company

As of September 30, 2008

Number of Employees	1,000 (301)

(Notes)

4. Numbers include only the employees in active service at the time.
5. Figures in brackets denote the average number of temporary employees during the 2nd quarter under review.
6. Figures in brackets include contract employees and part-time employees.

Section 2 [State of Business]

1. [Production, Orders (Received) and Sales]

(1) Production Results

Business Segment	2nd Quarter of 49th Fiscal Year (from July 1, 2008 to September 30, 2008
	Amount (Millions of Yen)
Personal Care	76,679
Pet Care	11,346
Others	2,971
Total	90,997

(Notes) 1. The foregoing amounts are expressed in sales price equivalents.
2. The foregoing amounts do not include consumption tax, etc.

(2) Orders (Received)

The Company does not produce its products on a job-order basis.

(3) Sales Results

Business Segment	2nd Quarter of 49th Fiscal Year (from July 1, 2008 to September 30, 2008
	Amount (Millions of Yen)
Personal Care	
Baby and child care products	35,029
Feminine care products	18,357
Others	19,324
Sub Total	72,711
Pet Care	10,455
Others	2,915
Total	86,083

(Notes) 1. Sales by major wholesale distributor and ratio of net sales.

Wholesale distributor	2nd Quarter of 49th Fiscal Year (from July 1, 2008 to September 30, 2008)	
	Sales (Millions of Yen)	Ratio of net sales (%)
ARATA Co., Ltd.	10,107	11.7

2. The foregoing amounts do not include consumption tax, etc.

2. **[Important Business Contracts / Alliances, etc.]**

No materially important contracts, etc. were executed during the 2nd quarter under review.

3. **[Analysis of Financial Position and Business Performance]**

The results of the analysis made by the Unicharm Group (the Company and its affiliates) as of the submission date of this Quarterly Report are as follows.

(1) Analysis of Business Performance

During the 2nd quarter of the 49th fiscal year (from July 1, 2008 to September 30, 2008), the Company had strived to enhance its major domestic business and expand its overseas business with the aim of achieving the 7th midterm management plan called "the Global 10 Plan." The Company had also committed to improving profitability by controlling sales promotion costs, increasing productivity and curtailing other expenses despite surging material prices. As a result, sales, operating income, ordinary income and net income for this quarter reached to ¥86.083 billion, ¥7.688 billion, ¥6.933 billion and ¥3.909 billion, respectively.

1) Personal Care Business

In the personal care business, sales and operating income for this quarter amounted to ¥72.711 billion and ¥6.534 billion, respectively.

- Baby and child care business

Domestically, the Company had successfully boosted profitability by changing the quantities of ***Mamy Poko*** and ***Mamy Poko Pants*** products per package. Additionally, the market shares of the ***Moony*** brand increased as the Company offered a new concept and rebuilt the brand power by renewing its logo for the first time in twenty some years.

Meanwhile, sales had continued to grow since the 1st quarter in the overseas market, notably in China, Indonesia and Saudi Arabia. At present, the Company has the largest market shares in Thailand, Indonesia and Singapore.

- Feminine care business

In the belief that the market revitalization was the top priority in the domestic market, the Company had aggressively introduced highly functional, value-added products. More specifically, ***Night-Time Use for Extremely Heavy Flow*** sanitary napkin was added to the ***Sofy Hada Omoi*** series, products for extremely sensitive skin to reinforce the highly value-added category. Also, the introduction of ***Sofy Fuwa Gokochi*** panty liner which newly adopts a breathable film sheet helped further satisfy consumers.

In the overseas markets, notably in Asian countries, the Company had promoted the sales of highly value-added sanitary napkins, such as night use napkins and slim-type napkins. The Company has boasted the largest market shares in Thailand, Indonesia and Taiwan.

- Health care business

In Japan, adult-use pants-type paper diapers sold under the ***Slim-Type Active Pants*** brand and the ***Rehabili Pants*** brand were renewed in order to increase sales.

In the category of business-use products, the Company remained committed to attracting new customers by proposing its original incontinence care models.

- Clean & fresh business

As a part of ***Wave*** products to propose new ways of cleaning houses, ***Wave Handy Wiper*** was remodeled by extending the length of its grip to reach narrow areas. This allowed the Company to expand product lineups and grow sales.

2) Pet Care Business

In the pet care business, sales and operating income for the 2nd quarter of the 49th fiscal year was ¥10.455 billion and ¥1.009 billion, respectively.

The Company rolled out ***Aiken Genki Best Balance***, nutritious dog food with natural taste to support the health of smaller dogs as well as ***Deo Sheet with Strong Deodorant Power***, a sheet to deodorize dog urine odor in a instant and long-lasting manner. This enabled the Company to expand product lineups to accommodate four major trends among Japanese pet owners: "indoor pet keeping," "popularity of smaller dogs," "aging of pets" and "pet obesity."

3) Other Businesses

In other businesses, sales and operating income for the 2nd quarter of the 49th fiscal year totaled ¥2.915 billion and ¥130 million, respectively.

(2) Analysis of Financial Position

Total assets as of the end of the 2nd quarter of the 49th fiscal years jumped by ¥7.473 billion QOQ to ¥282.909 billion. It is mainly because notes and accounts receivable and merchandise and finished goods were up by ¥1.980 billion and ¥1.423 billion, respectively, following the expansion of the scope of the Company's consolidation and the subsequent increase in sales. Also, measures to respond to rising material prices pushed up the amount of raw materials and stores by ¥2.441 billion.

Since the Company acquired in September the second largest Australian paper diaper maker, APPP Parent Pty Limited, goodwill increased by ¥11.174 billion from the previous quarter.

Net assets as of the end of the 2nd quarter of the 49th fiscal year was up by ¥8.975 billion QOQ to ¥188.146 million, mainly due to a ¥8.027 billion increase in quarterly net income, a ¥1.465 billion reduction in dividend payments and a ¥3.174 billion decline in treasury shares following the exercise of stock options.

(3) Cash Flows

Cash flows from operating activities rose by ¥5.844 million. More precisely, quarterly net income before taxes and adjustment and depreciation expenses were ¥6.913 billion and ¥4.049 billion, respectively, while increases in trade receivable and inventories caused a decrease by ¥3.826 billion.

Cash flows from investing activities dropped by ¥14.172 billion, as proceeds from sale and redemption of marketable securities were ¥24.131 billion, payments for acquisition of marketable securities were ¥16.545 billion, and payments for purchase of subsidiaries' shares were ¥14.931 billion accompanying changes in the scope of consolidation.

Cash flows from financing activities increased by ¥4.348 billion, as proceeds from sale of treasury shares and proceeds from short-term loans were ¥3.358 billion and ¥1.844 billion, respectively.

For such reasons, cash and cash equivalents at the end of this quarter totaled ¥67.083 billion.

(4) Business and Financial Issues Facing the Group

During the 2nd quarter of the 49th fiscal year, the Company had not been faced with any material change in or occurrence of business and financial issues.

(5) Research and Development Activities

During the 2nd quarter of the 49th fiscal year, the Company had spent on research and development in the amount of ¥1.202 billion. Details are as follows:

1) Personal Care Business

With respect to baby care products, the Company had made the best use of its inventiveness to develop paper baby diapers for each growth stage (for newborn / S / M / L) and launched them under the ***Moony*** brand. Their package designs suggest differences in functions by size and its new logo was renewed for the first time in twenty some years. In such ways, the Company had made efforts to strengthen the brand power while proposing new concepts.

As for feminine care products, the Company launched ***Night-Time Use for Extremely Heavy Flow 33cm*** sanitary napkin with such functions as "slim safe gathers" and "hip form" designed to prevent overflow and feeling of dampness under the ***Sofy Hada Omoi*** brand, resulting in size extension and skin care market expansion in this product category. In the meantime, the Company also introduced "newly improved function: instant spot absorber" as a part of the ***Sofy Body Fit Fuwa Pita Slim*** series to eliminate side or back flow by absorbing flow instantly. Such improvement of product function helped increase consumer satisfaction.

Regarding clean and fresh products, the Company adopted longer, easy to handle, lighter "clear grip" for the ***Wave Handy Wiper*** sheet cleaner to offer better functions and designs. The Company also reformed sheet cleaners by increasing the amount of fibers by 30%. This allowed the Company to achieve higher consumer satisfaction and market expansion. In the wet tissue category, the Company released compact-sized ***Portable Silcot*** wet tissue, having "pitatto seal" that makes wet tissue easier to take out from the package and maintains the sealing effect longer. As such, the Company had strived to reinforce product lineups and further energize the market by segment.

In the personal care business, the Company had also worked on the establishment of evidence regarding the safety and quality of products through the joint research with the Life Science Research Institute of Kansai Medical University and others to scientifically analyze living environment and comfort. Results of such joint research have been published as part of technology-oriented PR activities.

In the personal care, business research and development costs for the 2nd quarter of the 49th fiscal year were ¥1.076 billion.

2) Pet Care Business

In the pet business, the Company spent on research and development in the amount of ¥111 million during the 2nd quarter of the 49th fiscal year.

During the 2nd quarter, there existed no material change in research and development activities in the pet business.

3) Other Businesses

In other businesses, the Company spent on research and development in the amount of ¥14 million during the 2nd quarter of the 49th fiscal year.

During the 2nd quarter, there existed no material change in research and development activities in other businesses.

Section 3 [Facilities and Equipment]

(1) Main Facilities and Equipment

During the 2nd quarter under review, the Company acquired the following facility.

Company	Branch (Location)	Business	Facility	Book value (Millions of Yen)					Number of employees
				Buildings and other structures	Machinery, equipment and vehicles	Land (1,000m²)	Others	Total	
Unicharm Products Co., Ltd.	Shizuoka Factory (Kakegawa, Shizuoka)	Personal care business	Paper diaper production facility	—	1,272	—	—	1,272	—

(2) Planned Construction, Removal, etc. of Facilities and Equipment

During the 2nd quarter under review, there was no construction of important facilities or equipment, no material change (including removal) and no completion of any important plan for facilities or equipment that had been planned as of the end of the 1st quarter.

The Company made no new plans during the 2nd quarter under review regarding construction or removal, etc. of important facilities or equipment.

Section 4 [State of the Company]

1. [State of Stocks, etc.]

(1) [Aggregate Number, etc. of Shares]

1) [Aggregate Number of Shares]

Type	Aggregate Number of Issuable Shares
Common Stock	275,926,364
Total	275,926,364

2) [Shares Issued and Outstanding]

Type	Number of Shares Issued as of the End of 2nd Quarter of 49th Fiscal Year (as of September 30, 2008)	Number of Shares Issued as of the Date of Report (as of November 14, 2008)	Name of Stock Exchange or Financial Instruments Dealers Association	Contents
Common Stock	68,981,591	68,981,591	First Section, Tokyo Stock Exchange	Standard stock of the Company with full unrestricted voting right
Total	68,981,591	68,981,591	-	-

(2) [State of Stock Options, etc.]

Stock Options

The stock options issued pursuant to the provisions of Articles 280-20 and 281-21 of the former Commercial Code (revised in 2001) are as follows:

Resolution of Regular General Meeting of Shareholders held on June 29, 2004	
	As of the End of 2nd Quarter of 49th Fiscal Year (as of September 30, 2008)
Number of Stock Options	857
Number of Stock Options held by the Company	-
Type of Stock	Common Stock
Number of Shares	85,700
Amount Paid In at the Time of Exercise of Stock Option (Yen)	5,702 per share
Period for Exercise of Stock Option	July 1, 2007 - June 30, 2009
Issuance Price of Stocks and Amount Credited to Equity in the Case of Issuing Stocks through Exercise of Stock Option (Yen)	Issuance Price 5,702 Amount credited to equity 2,851
Terms and Conditions of Exercise of Stock Option	1) The holders of Stock Options may not exercise them if the market price of the common stock of the Company at the time of exercise of the relevant Stock Options is less than ¥8,200 (which amount shall be adjusted in the same manner as for adjustment of the issuance price if any cause arises for adjusting the relevant issuance price). 2) Other terms and conditions of exercise are subject to approval by the Board of Directors of the Company.
Matters Relating to Transfer of Stock Option	Transfer of warrants (stock options) is subject to the approval by the board of directors of the company.
Matters Related to Substitute Payment	-
Matters Related to Issuance of Stock Options Following the Organizational Restructuring	-

(Notes) 1. The number of stocks represented by one Stock Option is one hundred.

2. The number of shares subject to the stock option means the number of new shares scheduled to be issued as per the resolution of the Regular General Meeting of Shareholders less the number of rights eliminated or relinquished for reasons of retirement, etc.

3. Upon occurrence of 1) or 2) below following the issuance of Stock Options, the paid-in capital amounts shall be adjusted in accordance with the respective formula (with any fraction rounded up to the nearest yen).

1) An event in which the Company carries out stock split or reverse stock split:

Paid-in capital after adjustment=

$$\text{Paid-in capital before adjustment} \times \frac{1}{\text{Ratio of stock split or reverse stock split}}$$

2) An event in which the Company issues new ordinary stocks of the Company or disposes of its treasury ordinary stocks at a price lower than market price:

Paid-in capital after adjustment=

$$\text{Paid-in capital before adjustment} \times \frac{\text{Number of shares previously issued} + \dfrac{\text{Number of shares newly issued} \times \text{Paid - in amount per share}}{\text{Market price}}}{\text{Number of shares previously issued} + \text{Increase in number of shares as a result of new issuance}}$$

(3) [State of Rights Plan]

Not applicable.

(4) [State of Aggregate Number of Stocks Issued and Outstanding, Capital, etc.]

Date	Changes in the total number of outstanding shares	Balance of the total number of outstanding shares	Change in capital (Millions of Yen)	Balance of capital (Millions of Yen)	Change in capital reserve (Millions of Yen)	Balance of capital reserve (Millions of Yen)
From July 1, 2008 to September 30, 2008	-	68,981,591	-	15,992	-	18,590

(5) [Principal Shareholders]

As of September 30, 2008

Name	Address	Number of Shares Held (Thousands)	Percentage of Shares Held in Relation to Aggregate Number of Shares Outstanding
Unitec Corporation	4087-24 Kawanoe-cho, Shikoku-Chuo City, Ehime	12,368	17.93
Takahara Kosan K.K.	3-25-27-1301 Takanawa, Minato-ku, Tokyo	3,418	4.96
Takahara Fund P.L.C.	1712 Kawanoe-cho, Shikoku-Chuo City, Ehime	3,120	4.52
Japan Trustee Service Bank, Ltd. (Trust Account)	1-8-11 Harumi, Chuo-ku, Tokyo	2,247	3.26
The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3 Hamamatsu-cho, Minato-ku, Tokyo	2,069	3.00
Nippon Life Insurance Company	1-6-6 Marunouchi, Chiyoda-ku, Tokyo	1,934	2.80
The Hiroshima Bank, Ltd.	1-3-8 Kamiya-cho, Naka-ku, Hiroshima City, Hiroshima	1,920	2.78
The Iyo Bank, Ltd.	1 Minami Horibata-cho, Matsuyama City, Ehime	1,699	2.46
Japan Trustee Service Bank, Ltd. (Trust Account 4G)	1-8-11 Harumi, Chuo-ku, Tokyo	1,326	1.92
The Chase Manhattan Bank, N.A. London S.L. Omnibus Account (Standing Proxy: Mizuho Corporate Bank, Ltd.)	Woolgate House Coleman Street, London, England (6-7 Kabuto-cho, Nihonbashi, Chuo-ku, Tokyo)	1,242	1.80
Total	-	31,348	45.43

(Notes) 1. Although the Company holds 4,655,000 treasury shares (6.75%), it is not included in the foregoing list of principal shareholders as these shares are without voting rights.

2. On September 3, 2008, Capital Guardian Trust Company and four other joint shareholders submitted a Large Shareholding Report (Amendment Report) in relation to the Company's shares, stating that it held the below-noted stock certificates, etc. as of August 29, 2008. However, the Company did not include it in the foregoing list of principal shareholders as the Company was unable to confirm the number of beneficiary stockholders as of the end of the 2nd quarter under review. The contents of the Large Shareholding Report by Capital Guardian Trust Company and four other joint shareholders are as follows:

Name	Address	Number of Shares Held (in thousand shares)	Percentage of Shares Certificates Held (%)
Capital Guardian Trust Company and four other joint shareholders	333 South Hope Street, Los Angeles, California, U.S.A.	4,172	6.05

3. On October 3, 2008, Barclays Global Investors Japan Trust & Banking Co., Ltd. and three other joint shareholders submitted a Large Shareholding Report in relation to the Company's shares, stating that it held the below-noted stock certificates, etc. as of September 29, 2008. However, the Company did not include it in the foregoing list of principal shareholders as the Company was unable to confirm the number of

beneficiary stockholders as of the end of the 2nd quarter under review. The contents of the Large Shareholding Report by Barclays Global Investors Japan Trust & Banking Co., Ltd. and three other joint shareholders are as follows:

Name	Address	Number of Shares Held (in thousand shares)	Percentage of Shares Certificates Held (%)
Barclays Global Investors Japan Trust & Banking Co., Ltd. and three other joint shareholders	1-1-39 Hiroo, Shibuya-ku, Tokyo	3,463	5.02

(6) [Voting Rights]

1) [Shares Issued and Outstanding]

As of September 30, 2008

Category	Number of Shares	Number of Voting Rights	Contents
Non-Voting Shares	-	-	-
Shares with Limited Voting Right (Treasury Stock, etc.)	-	-	-
Shares with Limited Voting Right (Others)	-	-	-
Shares with Full Voting Rights (Treasury Stock, etc.)	(Treasury Stock) Common Stock 4,655,600	-	Standard shares of our Company with no limitation imposed on their rights
Shares with Full Voting Right (Others)	Common Stock 64,289,200	642,892	Same as above
Fractional Shares	Common Stock 36,791	-	Same as above
Aggregate Number of Shares Issued and Outstanding	68,981,591	-	-
Aggregate Number of Shareholders' Voting Rights	-	636,980	-

(Notes) 1. "Fractional shares" include 63 treasury shares held by the Company.

2) [Treasury Shares, etc.]

As of September 30, 2008

Name of Owner	Address of Owner	Number of Shares Held in Its Own Name	Number of Shares Held in Others' Names	Aggregate Number of Shares Held	Percentage of Shares Held in Relation to Aggregate Number of Shares Outstanding
(Treasury Shares) Unicharm Corporation	182 Shimobun, Kinsei-cho, Shikoku-Chuo City, Ehime	4,655,600	-	4,655,600	6.75
Total	-	4,655,600	-	4,655,600	6.75

2. [Changes in Share Price]

[Monthly Share Price Highs and Lows during 2nd Quarter Under Review]

Month	April 2008	May 2008	June 2008	July 2008	August 2008	September 2008
High (Yen)	7,340	7,650	7,920	7,720	8,450	8,630
Low (Yen)	6,640	7,190	7,090	6,960	7,800	7,400

(Note) Share price highs and lows are from the First Section, Tokyo Stock Exchange.

3. [Executive Officers]

There were no changes in executive directors during the period from the submission of the previous fiscal year's Annual Securities Report and submission of this Quarterly Report.

Section 5 [Financial Standing]

1. Method of Preparation of Quarterly Consolidated Financial Statements

The quarterly consolidated financial statements of the Company are prepared in accordance with the Rules Concerning Terms, Forms and Methods of Preparation of Quarterly Consolidated Financial Statements (Cabinet Office Ordinance No. 64, 2007; hereinafter referred to as the "Rules on Quarterly Consolidated Financial Statements").

Further, pursuant to the Proviso of Article 7, Paragraph 1, Item 5 of the Supplementary Provisions of "the Cabinet Office Ordinance to Partially Revise the Rules Concerning Terms, Forms and Methods of Preparation of Financial Statements, Etc." (Cabinet Office Ordinance No. 50, August 7, 2008), the quarterly consolidated financial statements of the Company for the 2nd quarter (from July 1, 2008 to September 30, 2008) and the 2nd quarter consolidated fiscal period (from April 1, 2008 to September 31, 2008) of the 49th fiscal year were prepared in accordance with the pre-revised Rules on Quarterly Consolidated Financial Statements.

2. Audit Certification

Pursuant to Article 193-2, Paragraph 1 of the Financial Instruments and Exchange Law, the Company had Audit Corporation Tohmatsu review the quarterly consolidated financial statements of the Company for the 2nd quarter (from July 1, 2008 to September 30, 2008) and the 2nd quarter consolidated fiscal period (from April 1, 2008 to September 30, 2008) of the 49th fiscal year.

3. [Quarterly Consolidated Financial Statements, etc.]

(1) [Quarterly Consolidated Balance Sheet]

(Amounts in Millions of Yen)

	End of 2nd Quarter of 49th Fiscal Year (as of September 30, 2008)	Condensed Consolidated Balance Sheet for 48th Fiscal Year (as of March 31, 2008)
Assets		
Current assets		
Cash and deposits	78,522	86,850
Notes and accounts receivable	40,268	38,287
Marketable securities	5,584	6,906
Merchandise and finished goods	11,597	10,173
Raw materials and stores	11,256	8,815
Work in process	295	311
Other current assets	6,800	6,489
Allowance for bad debts	(81)	(83)
Total current assets	154,242	157,751
Fixed assets		
Tangible fixed assets		
Buildings and other structures (net)	25,067	25,298
Machinery, equipment and vehicles (net)	44,514	45,582
Other tangible fixed assets (net)	16,108	15,582
Total tangible fixed assets	*1 85,690	*1 86,463
Intangible fixed assets		
Goodwill	*2 13,716	2,542
Other intangible fixed assets	2,689	1,202
Total intangible fixed assets	16,406	3,745
Investments and other assets		
Other investments	26,721	27,668
Allowance for bad debts	(152)	(192)
Total investments and other assets	26,569	27,476
Total fixed assets	128,666	117,684
Total Assets	282,909	275,435

(Amounts in Millions of Yen)

	End of 2nd Quarter of 49th Fiscal Year (as of September 30, 2008)	Condensed Consolidated Balance Sheet for 48th Fiscal Year (as of March 31, 2008)
Liabilities		
Current liabilities		
Notes and accounts payable	37,319	38,481
Short-term loans payable	4,693	3,427
Accrued corporate taxes, etc.	3,259	6,696
Reserve for bonuses	3,741	3,279
Other current liabilities	31,689	30,548
Total current liabilities	80,703	82,433
Long-term liabilities		
Long-term loans payable	1,469	1,451
Reserve for severance benefits	6,259	6,105
Other long-term liabilities	6,331	6,274
Total long-term liabilities	14,059	13,831
Total liabilities	94,763	96,265
Net assets		
Shareholders' equity		
Common stock	15,992	15,992
Additional paid-in capital	18,793	18,590
Retained earnings	160,876	154,331
Treasury share	(24,954)	(28,129)
Total shareholders' equity	170,708	160,785
Valuation and translation adjustments, etc.		
Unrealized gains on available-for-sale securities	1,656	1,910
Gains (losses) on deferred hedges	44	(45)
Land revaluation differences	(324)	(324)
Foreign exchange adjustment	(1,128)	(75)
Total valuation and translation adjustments, etc.	248	1,465
Minority interests	17,188	16,919
Total net assets	188,146	179,170
Total liabilities and net assets	282,909	275,435

(2) [Quarterly Consolidated Statement of Income]

[Consolidated Statement of Income for 2nd Quarter Consolidated Fiscal Period]

(Amounts in Millions of Yen)

		2nd Quarter Consolidated Fiscal Period of 49th Fiscal Year (from April 1, 2008 to September 30, 2008)
Net sales		170,031
Cost of sales		101,883
Gross profits		68,147
Selling, general and administrative expenses	*1	52,884
Operating income		15,263
Non-operating income		
Interests received		368
Dividends received		166
Gains on sale of marketable securities		34
Subsidies received		327
Other non-operating income		226
Total non-operating income		1,123
Non-operating expenses		
Interests paid		137
Losses on sale of marketable securities		10
Sales discount		895
Foreign exchange losses		248
Other non-operating expenses		38
Total non-operating expenses		1,330
Ordinary income		15,056
Extraordinary profits		
Gain on sale of fixed assets		7
Gain on reversal of allowance for bad debts		41
Total extraordinary profits		48
Extraordinary losses		
Losses on disposal of fixed assets		222
Other extraordinary losses		3
Total extraordinary losses		225
Quarterly income before taxes and other adjustments		14,879
Corporate tax, inhabitant tax and business tax		4,412
Adjustments on corporate tax, etc.		724
Total corporate tax, etc.		5,136
Minority interests in net income		1,715
Quarterly net income		8,027

[Consolidated Statement of Income for 2nd Quarter under Review]

(Amounts in Millions of Yen)

		2nd Quarter of 49th Fiscal Year (from July 1, 2008 to September 30, 2008)
Net sales		86,083
Cost of sales		51,537
Gross profits		34,545
Selling, general and administrative expenses	*1	26,857
Operating income		7,688
Non-operating income		
Interests received		184
Dividends received		48
Gains on sale of marketable securities		[illegible]
Subsidies received		273
Other non-operating income		103
Total non-operating income		609
Non-operating expenses		
Interests paid		67
Losses on sale of marketable securities		13
Sales discount		432
Foreign exchange losses		825
Other non-operating expenses		26
Total non-operating expenses		1,364
Ordinary income		6,933
Extraordinary profits		
Gain on sale of fixed assets		6
Gain on reversal of allowance for bad debts		35
Total extraordinary profits		41
Extraordinary losses		
Losses on disposal of fixed assets		61
Other extraordinary losses		0
Total extraordinary losses		61
Quarterly income before taxes and other adjustments		6,913
Corporate tax, inhabitant tax and business tax		1,756
Adjustments on corporate tax, etc.		649
Total corporate tax, etc.		2,406
Minority interests in net income		598
Quarterly net income		3,909

(3) [Quarterly Consolidated Statement of Cash Flows]

(Amounts in Millions of Yen)

	2nd Quarter Consolidated Fiscal Period of 49th Fiscal Year (from April 1, 2008 to September 30, 2008)
Cash flows from operating activities	
Quarterly net income before taxes and other adjustments	14,879
Depreciation expenses	7,905
Increase (decrease) in trade receivable	(823)
Increase (decrease) in inventories	(2,658)
Increase (decrease) in trade payable	(2,345)
Increase (decrease) in reserve for bonuses	478
Increase (decrease) in other current liabilities	1,448
Others	(639)
Sub-total	18,244
Interests and dividends received	517
Interests paid	(134)
Corporate tax, etc. paid	(7,995)
Cash flows from operating activities	10,632
Cash flows from investing activities	
Payments for term deposits	(16,285)
Proceeds from maturity of term deposits	5,466
Payments for acquisition of marketable securities	(40,660)
Proceeds from sale and redemption of marketable securities	41,225
Payments for acquisition of tangible fixed assets	(6,937)
Proceeds from sale and redemption of investment securities	1,000
Payments for purchase of subsidiaries' shares accompanying changes in the scope of consolidation	(14,931)
Payments for purchase of subsidiaries' shares	(1,666)
Others	(251)
Cash flows from investing activities	(33,041)
Cash flows from financing activities	
Net increase (decrease) in short-term loans	1,024
Dividends paid	(1,442)
Dividends paid to minority shareholders	(684)
Proceeds from sale of treasury shares	3,384
Others	116
Cash flows from financing activities	2,398
Currency translation effect on cash and cash equivalents	(223)
Increase (decrease) in cash and cash equivalents	(20,234)
Cash and cash equivalents at beginning of the quarter	87,317
Cash and cash equivalents at end of the quarter	*1 67,083

[Material Events or Conditions that Could Raise Doubts over the Company's Position as a Going Concern]

2nd Quarter of 49th Fiscal Year (from July 1, 2008 to September 30, 2008)

Not applicable.

[Changes in Important Matters Affecting the Preparation of Quarterly Consolidated Financial Statements]

2nd Quarter Consolidated Fiscal Period of 49th Fiscal Year (from April 1, 2008 to September 30, 2008)
1. Change in the Scope of Consolidation Since the 2nd quarter of the 49th fiscal year, the Company has included newly-established "Unicharm India Hygienic Private Ltd.," "Unicharm Australiasia Pty Ltd." which became its subsidiary through the share acquisition and six other corporations in its scope of consolidation. 2. Changes in Accounting Standards (1) Accounting Standards for Calculation of Inventories The Company had calculated its inventories mainly by using the periodic average cost method. However, as "the Accounting Standards for Calculation of Inventories" (Corporate Accounting Standard No. 9, July 5, 2006) became effective during the 1st quarter of the 49th fiscal year, its inventories have been calculated mainly by using the periodic average cost method (where market value shall be recorded in the balance sheet in case of the decline in profitability). Such change has had a minor effect on the Company's profits or losses. (2) Provisional Accounting Methods in Preparation of Consolidated Financial Statements with respect to Overseas Subsidiaries Since the 1st quarter of its 49th fiscal year, the Company has adopted "the Provisional Accounting Methods in Preparation of Consolidated Financial Statements with respect to Overseas Subsidiaries" (Operational Response Report No. 18, May 17, 2006, the Corporate Accounting Standards Committee) and has made necessary adjustments in its consolidated financial statements. Such change has had a minor effect on the Company's profits or losses. (3) Accounting Standard for Lease Transactions As for financial leases other than those where the ownership of the leased properties shall be deemed to be transferred to the lessees (such financial leases shall be hereinafter referred to as the "non-transferable financial leases"), the Company had adopted the accounting method similar to that applied to conventional leases. However, as "the Accounting Standard for Lease

Transactions" (Corporate Accounting Standard No. 13 (June 17, 1993 (First Committee of the Business Accounting Council), amended on March 30, 2007)) and "the Guidelines for the Application of the Accounting Standards for Lease Transactions" (Guideline for the Application of Corporate Accounting Standard No. 16 (January 18, 1994 (Accounting System Committee of the Japanese Institute of Certified Public Accountants), amended on March 30, 2007) became applicable to the quarterly consolidated financial statements for the fiscal year commencing on April 1, 2008 or thereafter, the Company has adopted the accounting method similar to that applied to general purchase and sale transactions in accordance with the aforesaid accounting standards, etc. since the 1st quarter of the 49th fiscal year. Accordingly, the Company has depreciated lease assets for non-transferable financial leases by using the straight line method where their useful life shall be equal to the lease period and their residual value shall be zero.

Pertaining to non-transferable financial leases whose effective dates came before April 1, 2008, the Company has treated lease assets as if the Company received as of the beginning of the applicable fiscal year the amount equivalent to the prepaid lease fees as of the end of the previous fiscal year.

Such change has had a minor effect on the Company's profits or losses.

[Simplified Accounting Methods]

2nd Quarter Consolidated Fiscal Period of the 49th fiscal year

(from April 1, 2008 to September 30, 2008)

Not applicable.

[Special Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements]

2nd Quarter Consolidated Fiscal Period of the 49th fiscal year

(from April 1, 2008 to September 30, 2008)

Not applicable.

[Additional Information]

2nd Quarter Consolidated Fiscal Period of the 49th fiscal year

(from April 1, 2008 to September 30, 2008)

(Change in the Useful Life for Tangible Fixed Assets)

In conjunction with the revisions to the Corporate Tax Law in fiscal 2008, the Company reviewed the usage of its assets, etc. and the useful life for tangible fixed assets has been changed commencing on the 1st quarter of this fiscal year. Accordingly, operating income, ordinary income and quarterly net income before taxes and other adjustments for 2nd quarter consolidated fiscal period of the 49th fiscal year were declined by ¥576 million each. The effects of such change on segments are described in applicable sections.

[Notes]

(Quarterly Consolidated Balance Sheet)

End of 2nd Quarter of 49th Fiscal Year (as of September 30, 2008)	End of 48th Fiscal Year (as of March 31, 2008)
*1 Accumulated depreciation on tangible fixed assets: ¥140.256 billion	*1 Accumulated depreciation on tangible fixed assets: ¥133.169 billion
*2 Notes regarding the temporary booking of acquisition costs arising from the business combination Assets of overseas subsidiaries of the Company which had yet to allocate acquisition costs arising from the business combination were temporarily booked as "goodwill" of intangible fixed assets based on the reasonable information available as of the end of the 2nd quarter of 49th fiscal year.	-
3 Guarantee obligations The Company's guarantee obligations against borrowings of non-consolidated companies from financial institutions are as follows: Clean Plaza Co-op: ¥68 million	3 Guarantee obligations The Company's guarantee obligations against borrowings of non-consolidated companies from financial institutions are as follows: Clean Plaza Co-op: ¥84 million

(Quarterly Consolidated Statement of Income)

(Amounts in Millions of Yen)

2nd Quarter Consolidated Fiscal Period of 49th Fiscal Year (from April 1, 2008 to September 30, 2008)	
*1 Breakdown of main items in selling, general and administrative expenses	
Sales-related transportation expenses	8,702
Sale promotion expenses	17,748
Advertising expenses	4,665
Employees' salaries and bonuses	5,123
Amount newly positioned as provision for employees' bonuses	1,537
Amount newly positioned as provision for severance benefits	549
Depreciation expenses	1,109

(Amounts in Millions of Yen)

2nd Quarter of 49th Fiscal Year (from July 1, 2008 to September 30, 2008)	
*1 Breakdown of main items in selling, general and administrative expenses	
Sales-related transportation expenses	4,399
Sale promotion expenses	9,029
Advertising expenses	2,296
Employees' salaries and bonuses	2,623
Amount newly positioned as provision for employees' bonuses	739
Amount newly positioned as provision for severance benefits	268
Depreciation expenses	579

(Quarterly Consolidated Statement of Cash Flows)

(Amounts in Millions of Yen)

2nd Quarter Consolidated Fiscal Period of 49th Fiscal Year (From April 1, 2008 to September 30, 2008)	
Relationship between the amount of cash and cash equivalents outstanding as of the end of the 2nd quarter and quarterly consolidated balance sheet items:	
Cash and deposits	78,522
Marketable securities	5,584
Total	84,106
Term deposits with terms exceeding three months	11,438
Beneficiary certificates of securities investment trust	5,584
Cash and cash equivalents	67,083

(Shareholders' Equity, Etc.)

End of the 2nd quarter of 49th fiscal year (as of September 30, 2008) and the 2nd quarter consolidated fiscal period of 49th fiscal year (from April 1, 2008 to September 30, 2008)

1. Matters regarding shares issued and outstanding

Type of stock	End of 2nd Quarter of 49th Fiscal Year (Shares)
Common stock	68,981,591

2. Matters regarding treasury shares

Type of stock	End of 2nd Quarter of 49th Fiscal Year (Shares)
Common stock	4,655,663

3. Items regarding dividends

(1) Dividends paid

Resolution	Type of stock	Financial resource for dividends	Total amount of dividends (Millions of yen)	Dividend per share (Yen)	Record date	Effective date
Regular General Meeting of Shareholders held on May 26, 2008	Common stock	Retained earnings	1,465	23	March 31, 2008	June 9, 2008

(2) Dividends for which record date falls in the period commencing at the beginning of this fiscal year and ending at the end of the 2nd quarter but for which effective date comes after the end of the 2nd quarter

Resolution	Type of stock	Fiscal resource for dividends	Total amount of dividends (Millions of yen)	Dividend per share (Yen)	Record date	Effective date
Board Meeting held on October 31, 2008	Common stock	Retained earnings	1,736	27	September 30, 2008	December 8, 2008

4. Matters regarding significant changes in shareholders' equity

Not applicable.

(Lease Transactions)

Not applicable.

(Marketable Securities)

The amount of marketable securities recorded in the quarterly consolidated balance sheet remained unchanged in a material manner since the end of the previous fiscal year.

(Derivative Transactions)

The amount of contracts, etc. for derivative transactions as of the end of the 2nd quarter remained unchanged in a material manner since the end of the previous fiscal year.

(Stock Options)

Not applicable.

(Segment Information)

[Segment Information by Business Type]

2nd Quarter of 49th Fiscal Year (from July 1, 2008 to September 30, 2008)

(Amounts in Millions of Yen)

	Personal care	Pet care	Others	Total	Elimination or Company-wide	Consolidation
Sales						
(1) Sales to external customers	72,711	10,455	2,915	86,083	-	86,083
(2) Internal sales or transfers across segments	0	-	0	1	(1)	-
Total	72,712	10,455	2,916	86,084	(1)	86,083
Operating income	6,534	1,009	130	7,674	13	7,688

(Notes) 1. Method of segmenting businesses
Businesses are segmented based on the sales volume classification of the Company, taking similarities in product, sales market, etc. into account.
2. Main products by business segment
(1) Personal care ....Baby and child care products, feminine care products, health care products
(2) Pet care ....Pet foods, pet toiletries
(3) Others ....Food-wrapping materials, industrial materials, financing operations, etc.
3. As stated in "Additional Information," in conjunction with the revisions to the Corporate Tax Law in 2008, the Company reviewed the usage of its assets, etc. and the useful life for machinery and equipment was changed.

2nd Quarter Consolidated Fiscal Period of 49th Fiscal Year (from April 1, 2008 to September 30, 2008)

(Amounts in Millions of Yen)

	Personal care	Pet care	Others	Total	Elimination or Company-wide	Consolidation
Sales						
(1) Sales to external customers	143,093	21,295	5,641	170,031	-	170,031
(2) Internal sales or transfers across segments	1	-	1	3	(3)	-
Total	143,094	21,295	5,643	170,034	(3)	170,031
Operating income	12,268	2,707	245	15,221	41	15,263

(Notes) 1. Method of segmenting businesses
Businesses are segmented based on the sales volume classification of the Company, taking similarities in product, sales market, etc. into account.
2. Main products by business segment
(1) Personal care ....Baby and child care products, feminine care products, health care products
(2) Pet care ....Pet foods, pet toiletries
(3) Others ....Food-wrapping materials, industrial materials, financing operations, etc.
3. As stated in "Additional Information," in conjunction with the revisions to the Corporate Tax Law in 2008, the Company reviewed the usage of its assets, etc. and the useful life for machinery and equipment was changed. Consequently, operating expenses in the business segments of " personal care," "pet care" and "others" for the 2nd quarter consolidated fiscal period increased by ¥537 million, ¥29 million and ¥9 million, respectively, while operating income in such segments for the same period declined by the same amounts, respectively.

[Segment Information by Region]

2nd Quarter of 49th Fiscal Year (From July 1, 2008 to September 30, 2008)

(Amounts in Millions of Yen)

	Japan	Asia	Europe and Middle East	Total	Elimination or Company-wide	Consolidation
Sales						
(1) Sales to external customers	54,373	19,579	12,130	86,083	-	86,083
(2) Internal sales or transfers across segments	1,888	643	-	2,532	(2,532)	-
Total	56,261	20,223	12,130	88,616	(2,532)	86,083
Operating income	5,389	1,974	253	7,617	71	7,688

(Notes) 1. Classification of country or region is based on geographical proximity.

2. Main countries or areas classified into regions other than Japan:

(1) Asia ....Taiwan, China, South Korea, Thailand, etc.

(2) Europe and Middle East ....The Netherlands and Saudi Arabia

3. As stated in "Additional Information," in conjunction with the revisions to the Corporate Tax Law in 2008, the Company reviewed the usage of its assets, etc. and the useful life for machinery and equipment was changed.

2nd Quarter Consolidated Fiscal Period of 49th Fiscal Year (from April 1, 2008 to September 30, 2008)

(Amounts in Millions of Yen)

	Japan	Asia	Europe and Middle East	Total	Elimination or Company-wide	Consolidation
Sales						
(1) Sales to external customers	106,510	39,073	24,447	170,031	-	170,031
(2) Internal sales or transfers across segments	4,779	1,304	-	6,083	(6,038)	-
Total	111,289	40,377	24,447	176,114	(6,083)	170,031
Operating income	9,805	4,845	543	15,194	68	15,263

(Notes) 1. Classification of country or region is based on geographical proximity.

2. Main countries or areas classified into regions other than Japan:

(1) Asia ....Taiwan, China, South Korea, Thailand, etc.

(2) Others ....The Netherlands and Saudi Arabia

3. As stated in "Additional Information," in conjunction with the revisions to the Corporate Tax Law in 2008, the Company reviewed the usage of its assets, etc. and the useful life for machinery and equipment was changed. Consequently, in Japan, operating expenses for the 2nd quarter consolidated fiscal period increased by ¥576 million while operating income for the same period declined by the same amount.

[Overseas Sales]

2nd Quarter of 49th Fiscal Year (from April 1, 2008 to September 30, 2008)

	Asia	Europe	Middle East, North Africa and North America	Total
I. Overseas sales (Millions of Yen)	19,580	9,135	3,973	32,689
II. Consolidated sales (Millions of Yen)	-	-	-	86,083
III. Overseas sales as a percentage of consolidated sales (%)	22.8	10.6	4.6	38.0

(Notes) 1. Classification of country or region is based on geographical proximity.

2. Major countries/regions belonging to each category.

(1) Asia ....Taiwan, China, South Korea, Thailand, etc.

(2) Europe ....The Netherlands, etc.

(3) Middle East, North Africa and North America............Saudi Arabia, Egypt, U.S.A., etc.

2nd Quarter Consolidated Fiscal Period of 49th Fiscal Year (from April 1, 2008 to September 30, 2008)

	Asia	Europe	Middle East, North Africa and North America	Total
I. Overseas sales (Millions of Yen)	39,074	18,406	8,425	65,906
II. Consolidated sales (Millions of Yen)	-	-	-	170,031
III. Overseas sales as a percentage of consolidated sales (%)	23.0	10.8	5.0	38.8

(Notes) 1. Classification of country or region is based on geographical proximity.

2. Major countries/regions belonging to each category.

(1) Asia ....Taiwan, China, South Korea, Thailand, etc.

(2) Europe ....The Netherlands, etc.

(3) Middle East, North Africa and North America............Saudi Arabia, Egypt, U.S.A., etc.

(Business Combination, Etc.)

Not applicable.

(Per-Share Information)

1. Net Assets per Share

(Yen)

End of 2nd Quarter of 49th Fiscal Year (as of September 30, 2008)	End of 48th Fiscal Year (as of March 31, 2008)
Net assets per share 2,657.67	Net assets per share 2,545.79

(Note) The calculation bases are as follows:

Item	End of 2nd Quarter of 49th Fiscal Year (as of September 30, 2008)	End of 48th Fiscal Year (as of March 31, 2008)
Total net assets in the consolidated balance sheet (Millions of Yen)	188,146	179,170
Net assets relevant to shares in common stock (Millions of Yen)	170,957	162,251
Breakdown of major differences Minority interests	[17,188]	[16,919]
Number of shares in common stock issued and outstanding (Thousands of shares)	68,981	68,981
Number of treasury shares in common stock (Thousands of shares)	4,655	5,248
Number of shares in common stock issued and outstanding used in calculation of net assets per share (Thousands of shares)	64,325	63,733

2. Quarterly Net Income per Share and Quarterly Net Income per Share after Adjustments

2nd Quarter Consolidated Fiscal Period of 49th Fiscal Year

(Yen)

2nd Quarter Consolidated Fiscal Period of 49th Fiscal Year (from April 1, 2008 to September 30, 2008)	
Quarterly net income per share	125.65
Quarterly net income per share after adjustment	125.31

(Note) The calculation bases are as follows:

Item	2nd Quarter Consolidated Fiscal Period of 49th Fiscal Year (from April 1, 2008 to September 30, 2008)
Quarterly net income in the quarterly consolidated statement of income (Millions of Yen)	8,027
Amount not attributable to common stock holders (Millions of Yen)	-
Quarterly net income relevant to shares in common stock (Millions of Yen)	8,027
Average number of shares in common stock during period (Thousands of shares)	63,886
Increase in the number of shares in common stock used in calculation of quarterly net income per share after adjustment (Thousands of shares)	174
Outline of a material change in the number of residual shares which, due to the absence of dilutive effect, was not included in calculation of the amount of quarterly net income per share after adjustment, if applicable	-

2nd Quarter of 49th Fiscal Year

(Yen)

2nd Quarter of 49th Fiscal Year (from July 1, 2008 to September 30, 2008)	
Quarterly net income per share	61.09
Quarterly net income per share after adjustment	60.94

(Note) The calculation bases are as follows:

Item	2nd Quarter of 49th Fiscal Year (from July 1, 2008 to September 30, 2008)
Quarterly net income in the quarterly consolidated statement of income (Millions of Yen)	3,909
Amount not attributable to common stock holders (Millions of Yen)	-
Quarterly net income relevant to shares in common stock (Millions of Yen)	3,909
Average number of shares in common stock during period (Thousands of shares)	64,001
Increase in the number of shares in common stock used in calculation of quarterly net income per share after adjustment (Thousands of shares)	150
Outline of a material change in the number of residual shares which, due to the absence of dilutive effect, was not included in calculation of the amount of quarterly net income per share after adjustment, if applicable	-

(Important Subsequent Events)

Not applicable.

2 [Others]

The Board of Directors resolves in its meeting held on October 31, 2008 that the Company pay interim dividends for the 49th fiscal year (from April 1, 2008 to March 31, 2009) to shareholders recorded in the Shareholder Register and the Beneficiary Shareholder Register of the Company as of September 30, 2008 as follows:

1) Total amount of dividends to be paid	¥1.736 billion
2) Per share dividends to be paid	¥27.00
3) Effective date of dividend claim and dividend payment date	December 8, 2008

PART 2 [Information on Guarantors, etc. of the Company]

Not applicable.

Quarterly Review Report by Independent Auditors

November 7, 2008

To: Board of Directors
Unicharm Corporation

Audit Corporation Tohmatsu

Designated Partner
Managing Partner Takao Goto, C.P.A.

Designated Partner
Managing Partner Masahiko Tezuka, C.P.A.

Designated Partner
Managing Partner Seibei Kyojima, C.P.A.

Pursuant to Article 193-2, Paragraph 1 of the Financial Instruments and Exchange Law, we reviewed the quarterly consolidated financial statements of Unicharm Corporation (the "Company") and its subsidiaries, comprising the quarterly consolidated balance sheets, quarterly consolidated statements of income and quarterly consolidated statements of cash flows for the 2nd quarter (from July 1, 2008 through September 30, 2008) and the 2nd quarter consolidated fiscal period (from April 1, 2008 through September 30, 2008) of the 49th fiscal year (from April 1, 2008 through March 31, 2009). Responsibility for the preparation of these quarterly consolidated financial statements rests with the Company's management. Our responsibility lies in expressing an opinion on the quarterly consolidated financial statements based on our independent review.

We conducted our review in accordance with quarterly review standards generally accepted in Japan. Our quarterly review was performed mainly through interviews with the management and financial and accounting managers, etc. of the Company as well as analytical and other quarterly review procedures, which were more limited in their scope than those for fiscal year financial statements audited in accordance with generally accepted auditing standards in Japan.

In our opinion, the quarterly financial statements referred to above did not represent unfairly, in all material respects, information pertaining to the consolidated financial position of the Company and its subsidiaries as of September 30, 2008, the results of their operations for the 2nd quarter and the 2nd quarter consolidated fiscal period ended on such date and their cash flows for the 2nd quarter consolidated fiscal period ended on such date in conformity with standards for preparation of quarterly consolidated financial statements generally accepted as fair and reasonable in Japan.

There exists no stake or interest between the Company and this Audit Corporation or its Managing Partners that ought to be stated herein pursuant to the provisions of the Certified Public Accountant Law.

The End.

(Notes) 1. The foregoing is the digitized version of the matters stated on the original copy of the Quarterly Review Report by Independent Auditors, and the said original copy is being separately kept in custody of the Company.

2. No XBRL data is included in the scope of the quarterly consolidated financial statements.

[FRONT PAGE]

[Document Submitted]	Confirmation
[Submitted under]	Article 24-4-8, Paragraph 1 of the Financial Instruments and Exchange Law
[Submitted to]	Director General, Kanto Region Finance Bureau
[Date Submitted]	November 14, 2008
[Corporate Name]	Unicharm Kabushiki Kaisha
[Corporate Name in English]	Unicharm Corporation
[Name and Title of Head Corporate Representative]	Takahisa Takahara, President and Chief Executive Officer
[Name and Title of Chief Financial Officer]	Not applicable
[Location of Head Office]	182 Shimobun, Kinsei-cho, Shikoku Chuo-shi, Ehime (This is the registered domicile of the Company. Actual head office operations are being conducted at the following location: Sumitomo Fudosan Mita Twin Building West Wing 3-5-27 Mita, Minato-ku, Tokyo)
[Locations at which Document is Made Available for Public Inspection]	Unicharm Corporation Head Office (Tokyo Branch) (Sumitomo Fudosan Mita Twin Building West Wing 3-5-27 Mita, Minato-ku, Tokyo) Unicharm Corporation Osaka Branch (Central Shin-Osaka Building 4-5-36 Miyahara, Yodogawa-ku, Osaka) Tokyo Stock Exchange (2-1 Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)

1 **[Matters Regarding the Fairness of the Quarterly Report]**

The President and Chief Executive Officer of the Company, Takahisa Takahara, hereby confirms that the quarterly report of the Company for the 2nd quarter of its 49th fiscal year (from July 1, 2008 through September 30, 2008) fairly represents information pursuant to the Financial Instruments and Exchange Law.

2 **[Special Notes]**

Not applicable.

END